As filed with the Securities and Exchange Commission on August 30, 2021

Registration No. 333-257647

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Northern Genesis Acquisition Corp. II

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	85-3343695 (I.R.S. Employer Identification Number)

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

(816) 514-0324

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jim Goettsch, Legal Counsel

Northern Genesis Acquisition Corp. II

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

(816) 983-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James G. Goettsch, Esq. Rebecca Taylor, Esq. Husch Blackwell LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 (816) 983-8000	Justin G. Hamill, Esq. Rachel W. Sheridan, Esq. Shagufa R. Hossain, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share security	Proposed maximum aggregate offering price	Amount of registration fee
Class A Common Stock(1)(2)	420,376,684	9.93(3)	4,174,340,472.12(3)	455,420.55
Class B Common Stock(1)(4)	87,200,812	9.93(5)	865,904,063.16(5)	94,470.13
Class A Common Stock(1)(6)	87,200,812	—	—	—
Total				$549,890.68(7)

(1)	Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	The number of shares of Class A Common Stock of Embark Technology being registered represents the sum of (a) 318,837,380 shares of Embark Technology Class A Common Stock to be issued in connection with the Merger described herein, (b) the product of (i) 33,959,633 shares of Embark common stock reserved for issuance upon the exercise of options to purchase Embark common stock outstanding, which will convert into options to purchase shares of Embark Technology Class A Common Stock in accordance with the terms of the Merger Agreement described herein and (ii) an exchange ratio of 2.99 shares of Embark Technology Class A Common Stock for each share of Embark common stock and (c) the product of (i) 20,850,672 shares of Embark common stock reserved for issuance upon the settlement of Embark restricted stock units outstanding and that may be issued after such date pursuant to the terms of the Merger Agreement described herein, which will convert into Embark Technology Restricted Stock Units, each of which will represent the right to receive one share of Embark Technology Class A Common Stock upon the satisfaction of vesting conditions in accordance with the terms of the Merger Agreement described herein and (ii) an exchange ratio of 2.99 shares of Embark Technology Class A Common Stock for each share of Embark common stock. Of the total shares being registered, 425,000,000 represent the Aggregate Merger Consideration as described herein, which includes all Embark Technology Common Stock to be issued in connection with the Merger and shares underlying all vested Embark Awards. In addition to the 425,000,000 shares, shares underlying additional unvested Embark Awards are being registered herein.
(3)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of NGA Common Stock (to be renamed Embark Technology, Inc.) on the New York Stock Exchange ($9.93 per share of NGA Common Stock) on June 29, 2021 (such date being within five business days of the date this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.
(4)	Based on the maximum number of shares of Embark Technology Class B Common Stock expected to be issued in connection with the Merger.
(5)	Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, estimated based on the average of the high and low prices of NGA Common Stock (to be renamed Embark Technology, Inc.) on the New York Stock Exchange ($9.93 per share of NGA Common Stock) on June 29, 2021 (such date being within five business days of the date this registration statement was first filed with the SEC). For purposes of calculating the registration fee, shares of Embark Technology Class B Common Stock are treated as having the same value as shares of Embark Technology Class A Common Stock because each share of Embark Technology Class B Common Stock is convertible into shares of Embark Technology Class A Common Stock under certain circumstances that are more fully described in this proxy statement/prospectus.
(6)	Represents shares of Embark Technology Class A Common Stock issuable upon conversion (on a one-for-one basis) of shares of Embark Technology Class B Common Stock to be issued as part of the merger consideration.
(7)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 30, 2021

PROXY STATEMENT FOR SPECIAL MEETING

AND

PROSPECTUS FOR

507,577,496 SHARES OF CLASS A COMMON STOCK

AND

87,200,812 SHARES OF CLASS B COMMON STOCK

OF

NORTHERN GENESIS ACQUISITION CORP. II

WHICH WILL BE RENAMED “EMBARK TECHNOLOGY, INC.” IN CONNECTION WITH THE

BUSINESS COMBINATION DESCRIBED HEREIN

To the stockholders of Northern Genesis Acquisition Corp. II:

The board of directors of Northern Genesis Acquisition Corp. II, a Delaware corporation (“NGA” and, after the Business Combination as described below, “Embark Technology”), has unanimously approved (1) the merger of NGAB Merger Sub Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of NGA, with and into Embark Trucks Inc. (“Embark”), a Delaware corporation (the “Merger”), with Embark surviving the Merger as a wholly owned subsidiary of Embark Technology (formerly NGA), pursuant to the terms of the Agreement and Plan of Merger, dated as of June 22, 2021, by and among NGA, Merger Sub and Embark, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (2) the other transactions contemplated by the Merger Agreement and documents related thereto. In connection with the Business Combination, NGA will change its name to “Embark Technology, Inc.”

Immediately prior to the Effective Time, NGA will amend and restate its Amended and Restated Certificate of Incorporation (as amended and restated, the “Embark Technology Charter”) to implement a new dual-class capital structure with (i) shares of Class A common stock, par value $0.0001 per share (“Embark Technology Class A Common Stock”), carrying voting rights of one vote per share, and (ii) shares of Class B common stock, par value $0.0001 per share (“Embark Technology Class B Common Stock” and collectively with the Embark Technology Class A Common Stock, “Embark Technology Common Stock”), carrying voting rights of ten votes per share. Each share of NGA Common Stock issued and outstanding at the time of effectiveness of the Embark Technology Charter shall automatically be reclassified as Embark Technology Class A Common Stock.

At the effective time of the Merger (the “Effective Time”), each share of Embark common stock, par value $0.00001 per share (“Embark common stock”) outstanding as of immediately prior to the Effective Time (including shares of Embark common stock resulting from the conversion of Embark preferred stock prior to the Merger, but excluding (i) any shares of Embark common stock subject to Embark Awards (as described below), (ii) any shares of Embark common stock as to which appraisal rights have been properly exercised in accordance with Delaware law and (iii) shares of Embark common stock held by Embark as treasury stock) will be converted into a right to receive a number of shares of Embark Technology Common Stock determined on the basis of an exchange ratio (as described more fully below, the “Exchange Ratio”) derived from an implied equity value for Embark of $4,250,000,000 (the “Aggregate Merger Consideration”). With respect to the Embark Awards, all (i) options to purchase shares of Embark common stock (“Embark Options”), (ii) restricted stock units based on shares of Embark common stock (“Embark RSUs”) and (iii) restricted shares of Embark common stock (“Embark Restricted Stock Awards”) outstanding as of immediately prior to the Merger (together, the “Embark Awards”) will be converted into (a) options to purchase shares of Embark Technology Class A Common Stock (“Embark Technology Options”), (b) restricted stock units based on shares of Embark Technology Class A Common Stock (“Embark Technology RSUs”) and (c) restricted shares of Embark Technology Class A Common Stock (“Embark Technology Restricted Stock”), respectively. Accordingly, this proxy statement/prospectus also relates to the issuance by NGA of 62,373,510 Embark Technology RSUs in the Merger and 39,195,794 shares of Embark Technology Class A Common Stock upon the exercise of the Embark Technology Options following the Merger. This proxy statement/prospectus also relates to the resale of 101,539,303 shares of Embark Technology Class A Common Stock acquired pursuant to the exercise of the Embark Technology Options or received in settlement of the Embark Technology RSUs (the “Resale Shares”). The holders of the Resale Shares may from time to time sell, transfer or otherwise dispose of any or all of their Resale Shares in a number of different ways and at varying prices, and we will not receive any proceeds from such transactions. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement.” Any shares of Embark Technology Common Stock issued as part of the Merger or rights to acquire or rights to receive shares of Embark Technology Common Stock pursuant to the Embark Awards shall be issued as or shall relate to shares of Embark Technology Class A Common Stock; provided that any shares of Embark Technology Common Stock issued as part of the Merger issued to the founders of Embark, Alex Rodrigues and Brandon Moak (or, in each case, a Permitted Trust) (the “Embark Founders”) shall be issued as Embark Technology Class B Common Stock. As of the date of this proxy statement/prospectus, the Exchange Ratio was approximately 2.99. See the section entitled “Proposal No. 1—The Business Combination Proposal—The Merger Agreement” of this proxy statement/prospectus for additional information and a summary of certain terms of the Merger Agreement.

The total number of shares of Embark Technology Common Stock expected to be outstanding upon consummation of the Business Combination (not including shares that will be issuable upon exercise of the applicable Embark Awards) is approximately 390,194,356 shares of Embark Technology Class A Common Stock and 87,200,812 shares of Embark Technology Class B Common Stock, and these shares of Embark Technology Class A Common Stock and Embark Technology Class B Common Stock are expected to represent approximately 81.7% and 18.3%, respectively, of the issued and outstanding shares of Embark Technology Common Stock immediately following the closing of the PIPE Financing and the Business Combination, assuming no shares of NGA Common Stock are redeemed, and 80.4% and 19.6%, respectively, of the issued and outstanding shares of Embark Technology Common Stock, assuming the maximum number of shares of NGA Common Stock are redeemed.

The NGA units, shares of NGA Common Stock and NGA warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “NGAB,” “NGAB.U” and “NGAB.WS,” respectively. NGA will apply for listing, to be effective at the time of the Business Combination, of Embark Technology Class A Common Stock and Embark Technology warrants on        (“Nasdaq”) (or, if requested by Embark, the NYSE) under the proposed new symbols “EMBK” and “EMBK WS,” respectively. NGA will not have units traded following the Closing. It is a condition of the consummation of the Business Combination described above that NGA receives confirmation from Nasdaq (or, if requested by Embark, the NYSE) that the securities have been conditionally approved for listing on Nasdaq (or, if requested by Embark, the NYSE), but there can be no assurance such listing conditions will be met or that NGA will obtain such confirmation from Nasdaq (or, if requested by Embark, the NYSE). If such listing condition is not met or if such confirmation is not obtained, the Business Combination described above will not be consummated unless such condition is waived by the applicable parties.

NGA will hold a special meeting of its stockholders (together with any adjournment thereof, the “Special Meeting”) on         , 2021 at        a.m. Eastern Time, via live webcast to consider matters relating to the Business Combination. NGA and Embark cannot complete the Business Combination unless NGA’s stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Embark Technology Class A Common Stock and Embark Technology Class B Common Stock to be issued in connection with the Business Combination. NGA is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

The Board of Directors of NGA has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that NGA’s stockholders vote “FOR” the adoption and approval of the Merger Agreement and the transactions contemplated thereby, “FOR” the approval of the issuance of shares of Embark Technology Class A Common Stock and Embark Technology Class B Common Stock to be issued in connection with the Business Combination, and “FOR” the other matters to be considered at the Special Meeting.

This proxy statement/prospectus provides stockholders of NGA with detailed information about the proposed Business Combination and other matters to be considered at the Special Meeting of NGA. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 15 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated            , 2021, and is first being mailed to NGA’s stockholders on or about            , 2021.

NORTHERN GENESIS ACQUISITION CORP. II

A Delaware Corporation

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

NOTICE OF SPECIAL MEETING

TO BE HELD ON            , 2021

TO THE STOCKHOLDERS OF NORTHERN GENESIS ACQUISITION CORP. II:

NOTICE IS HEREBY GIVEN that a special meeting (together with any adjournment thereof, the “Special Meeting”) of Northern Genesis Acquisition Corp. II, a Delaware corporation (“NGA”), will be held             at             , Eastern Time, on             , 2021, via live webcast. To participate in the meeting, visit                        and enter the 12 digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in the accompanying proxy statement/prospectus. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

●	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 22, 2021 (the “Merger Agreement”), by and among NGA, NGAB Merger Sub Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of NGA and Embark Trucks Inc. (“Embark”), a Delaware corporation, a copy of which is attached to this proxy statement/prospectus statement as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Embark (the “Merger”), with Embark surviving the Merger as a wholly owned subsidiary of NGA (following such date, Embark Technology), in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (the “Business Combination Proposal”);
●	Proposal No. 2 — Charter Proposals — to consider and vote upon the following eight separate proposals (collectively, the “Charter Proposals”) to approve the proposed second amended and restated certificate of incorporation of NGA (as amended and restated, the “Embark Technology Charter”) of NGA, which will be renamed “Embark Technology, Inc.” in connection with the Business Combination (NGA after the Business Combination, including after such change of name, is referred to herein as “Embark Technology”) (the Amended and Restated Certificate of Incorporation of NGA existing prior to such further amendment is referred to herein as the “NGA Existing Charter” and the Bylaws of NGA existing prior to the Business Combination are referred to herein as the “NGA Existing Bylaws”):
(A)	Charter Proposal 2.A — to authorize the change in the authorized capital stock of NGA from 100,000,000 shares of common stock, par value $0.0001 per share (the “NGA Common Stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “NGA preferred stock”), to shares of Embark Technology Class A common stock, par value $0.0001 per share (the “Embark Technology Class A Common Stock”), shares of Embark Technology Class B common stock, par value $0.0001 per share (the “Embark Technology Class B Common Stock”) and shares of Embark Technology preferred stock (“Charter Proposal 2.A”);
(B)	Charter Proposal 2.B — to authorize the dual class capital structure and provide that holders of shares of Embark Technology Class A Common Stock will be entitled to one vote per share on all matters to be voted upon by the holders thereof, and holders of Embark Technology Class B Common Stock will be entitled to ten votes per share on all matters to be voted upon by the holders thereof (“Charter Proposal 2.B”);
(C)	Charter Proposal 2.C — to provide that Embark Technology’s board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (“Charter Proposal 2.C”);

(D)	Charter Proposal 2.D — to provide that (i) after the Trigger Date and until the Sunset Date, directors of Embark Technology may be removed, with or without cause, only upon the affirmative vote of a holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors and (ii) during any other period, including prior to the Trigger Date and after the Sunset Date, directors may be removed only for cause and only by holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors (“Charter Proposal 2.D”);
(E)	Charter Proposal 2.E — to provide that (i) following the Trigger Date and until the Sunset Date, all vacancies on the board of directors, however created, may only be filled by the affirmative vote of holders of at least a majority of the voting power of the outstanding Embark Technology Common Stock entitled to vote in an election of directors and (ii) for any other period, including prior to the Trigger Date and after the Sunset Date, any director vacancy may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum (“Charter Proposal 2.E”);
(F)	Charter Proposal 2.F — to provide that the amendment of certain provisions of the Embark Technology Charter will require (i) prior to the Trigger Date, the affirmative vote of holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class and then (ii) on or after the Trigger Date, the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding Embark Technology Common Stock voting together as a single class (“Charter Proposal 2.F”);
(F)	Charter Proposal 2.G — to provide that any amendment to the Embark Technology Bylaws will require (i) prior to the Trigger Date, the affirmative vote of holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class, (ii) after the Trigger Date but prior to the Sunset Date, the affirmative vote of holders of at least a majority of the total voting power of the outstanding Embark Technology Common Stock entitled to vote on the election of directors voting together as a single class and (iii) after the Sunset Date, the affirmative vote of holders of at least two-thirds of the voting power of the then outstanding Embark Technology Common Stock entitled to vote in an election of directors, voting as a single class (“Charter Proposal 2.G”); and
(G)	Charter Proposal 2.H — to authorize all other changes in connection with the replacement of the NGA Existing Charter with the Embark Technology Charter in connection with the consummation of the Business Combination (a copy of which is attached to this proxy statement/prospectus as Annex C), including (1) changing the corporate name from “Northern Genesis Acquisition Corp. II” to “Embark Technology, Inc.,” (2) making Embark Technology’s corporate existence perpetual, (3) electing not to be governed by Section 203 of the DGCL following the Trigger Date and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, except that the modified restrictions provide that the Embark Founders and their permitted transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions; provided that, prior to the Trigger Date, Section 203 of the DGCL shall govern such transactions, and (4) removing certain provisions related to NGA’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination and certain other changes that the NGA Board deems appropriate for a public operating company, all of which the NGA Board believes are necessary to adequately address the needs of Embark Technology after the Business Combination (“Charter Proposal 2.H”); and
●	Proposal No. 3 — The Director Election Proposal — to consider and vote upon a proposal, assuming the Business Combination Proposal and the Charter Proposals are approved, to elect seven directors who, upon consummation of the Business Combination, will be the directors of Embark Technology (the “Director Election Proposal”);
●	Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve for purposes of complying with the applicable provisions of NYSE Listed Company Manual Rule 312.03, the issuance of (a) Embark Technology Class A Common Stock to the PIPE Investors, including the FPA PIPE Investors, pursuant to the PIPE Financing and (b) Embark Technology Class A Common Stock and Embark

Technology Class B Common Stock to the Embark Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”);
●	Proposal No. 5 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve and adopt the Embark Technology 2021 Plan, a copy of which is attached to this proxy statement/prospectus as Annex E (the “Incentive Award Plan Proposal”);
●	Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve and adopt the Embark Technology 2021 Employee Stock Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex F (the “ESPP Proposal”); and
●	Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting (the “Adjournment Proposal”).

The Business Combination will be consummated only if the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal (collectively, the “Condition Precedent Proposals”) are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal but is not conditioned upon the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

Only holders of record of shares of NGA Common Stock at the close of business on , 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting. The Special Meeting will be completely virtual. There will be no physical meeting location and the Special Meeting will only be conducted via live webcast at the following address:

This proxy statement/prospectus and accompanying proxy card is being provided to NGA’s stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to virtually attend the Special Meeting, all of NGA’s stockholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 14 of this proxy statement/prospectus.

After careful consideration, the board of directors of NGA has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to NGA’s stockholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of NGA, you should keep in mind that NGA’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal No. 1—The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the NGA Organizational Documents, a holder of public shares (as defined herein) (a “public stockholder”) may request that NGA redeem all or a portion of such holder’s public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if:

(i)	if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;
(ii)	you submit a written request to Continental Stock Transfer & Trust Company (“Continental”), NGA’s transfer agent, that NGA redeem all or a portion of your public shares for cash; and

(iii)	you deliver your public shares to Continental, NGA’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on           , 2021 (two business days before the Special Meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, NGA’s transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem public shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, no public shares will be redeemed and any public shares delivered for redemption will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, NGA’s transfer agent, NGA will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the NGA IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of           , 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “Special Meeting of NGA — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), is prohibited by the NGA Existing Charter from redeeming more than 15% of the total outstanding public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed.

Northern Genesis Sponsor II LLC, a Delaware limited liability company and stockholder of NGA (the “Sponsor”), has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive its redemption rights in connection with the consummation of the Business Combination with respect to any shares of NGA Common Stock held by Sponsor, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of June 22, 2021, a copy of which is attached to this proxy statement/prospectus statement as Annex B (the “Sponsor Support Agreement”). As of the date of the accompanying proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding shares of NGA Common Stock. The shares of NGA Common Stock held by Sponsor as of the date of the accompanying proxy statement/prospectus are not public shares and, as such, do not affect the calculation of the per-share redemption price of the public shares.

As of             , 2021, there was $         in the Trust Account. The Merger Agreement provides that the obligation of Embark to consummate the Merger is, among other conditions, subject to the condition (unless waived by Embark) that, as of the Closing, the amount of cash available in the Trust Account, after deducting the amount required to satisfy NGA’s obligations to its public stockholders (if any) that exercise their rights to redeem their public shares pursuant to the NGA Organizational Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the Trust Account and (ii) transaction expenses of Embark or NGA (such amount, the “Trust Amount”) plus the PIPE Financing Amount (as defined herein) actually received by NGA at or prior to the Closing Date plus the amount of any cash investments made into Embark after the date of the Merger Agreement and prior to the Closing Date which remain on Embark’s balance sheet at Closing, is at least equal to $295 million (the “Minimum Available Cash Amount” and such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Embark. If such condition is not met, and such condition is not waived by Embark, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the NGA Organizational Documents, in no event will NGA redeem public shares in an amount that would cause NGA’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

To raise additional proceeds to fund the transactions contemplated by the Merger Agreement, NGA has entered into subscription agreements (containing commitments to funding that are subject only to conditions that generally align with the conditions set forth in the Merger Agreement), pursuant to which certain PIPE Investors have agreed to purchase an aggregate of 16,000,000 shares of Embark Technology Class A Common Stock (the “PIPE Financing”), for a price of $10.00 per share for an aggregate commitment of $160 million in the PIPE Financing. In addition, pursuant to certain forward purchase agreements previously entered into by NGA (the “Forward Purchase Agreements”), certain investors (the “FPA PIPE Investors”) agreed to purchase, and NGA agreed to sell to the FPA PIPE Investors, an aggregate of 4,000,000 units of NGA, consisting of one share of Embark Technology Class A Common Stock and one-sixth of a warrant (the “PIPE Units”), for a purchase price of $10.00 per unit and an aggregate of $40 million, in the PIPE Financing.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that such conditions will be satisfied or, if not satisfied, that the parties to the Merger Agreement would waive any such conditions.

The approval of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of NGA Common Stock entitled to vote thereon at the Special Meeting.

The Business Combination Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal, and the Adjournment Proposal require the affirmative vote (online or by proxy) of the holders of a majority of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting.

The approval of the Director Election Proposal requires the affirmative vote (online or by proxy) of a plurality of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting. This means that the seven director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors.

Your vote is very important.   Whether or not you plan to virtually attend the Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal but is not conditioned upon the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not virtually attend the Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. If you are a stockholder of record and you virtually attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in online at the Special Meeting.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your shares of NGA Common Stock, please contact D.F. King & Co., Inc., our proxy solicitor, toll-free at (888) 605-1958 or collect at (212) 269-5550 or by email at nga@dfking.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Northern Genesis Acquisition Corp. II,

        , 2021

Ian Robertson

Chief Executive Officer

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO NGA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

i

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning NGA, without charge, by written request to Secretary at Northern Genesis Acquisition Corp. II, 4801 Main Street, Suite 1000, Kansas City, Missouri 64112, or by telephone request at (816) 514-0342; or NGA’s proxy solicitor at:

D.F. King & Co., Inc.,

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-Free: (888) 605-1958

Banks and brokers: (212) 269-5550

nga@dfking.com

In order for NGA’s stockholders to receive timely delivery of the documents in advance of the Special Meeting of NGA to be held on                    , 2021, you must request the information no later than                    , 2021, five business days prior to the date of the Special Meeting.

You may also obtain additional information about NGA from documents filed with the SEC by following the instruction in the section entitled “Where You Can Find Additional Information.”

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. NGA does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

●	“Available Cash” are to the amount as calculated by adding the Trust Amount and the PIPE Financing Amount and the amount of any cash investments made into Embark after the date of the Merger Agreement and prior to the Closing Date which remain on Embark’s balance sheet at Closing;
●	“Business Combination” are to the Merger and the related transactions contemplated by the Merger Agreement;
●	“Closing” are to the closing of the Business Combination;
●	“Closing Date” are to the closing date of the Business Combination;
●	“Company,” “we,” “us” and “our” are to NGA or, following its name change, Embark Technology, as applicable;
●	“Condition Precedent Proposals” are to the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal, collectively;
●	“Continental” are to Continental Stock Transfer & Trust Company;
●	“DGCL” are to the General Corporation Law of the State of Delaware;
●	“Embark” are to Embark Trucks Inc. prior to the Business Combination;
●	“Embark Awards” are to Embark Options and Embark RSUs;

●	“Embark common stock” are to shares of Embark common stock, par value $0.00001 per share;
●	“Embark Founders” are to Alex Rodrigues and Brandon Moak (or, in each case, a Permitted Trust);
●	“Embark Holders Support Agreement” are to the Company Holders Support Agreement, dated June 22, 2021, by and among NGA, Embark and certain stockholders of Embark, as amended and modified from time to time;
●	“Embark Options” are to options to purchase shares of Embark common stock;
●	“Embark Restricted Stock Awards” are to restricted shares of Embark common stock;
●	“Embark RSUs” are to restricted stock units based on shares of Embark common stock;
●	“Embark Stockholders” are to the stockholders of Embark and holders of Embark Awards prior to the Business Combination;
●	“Embark Technology” are to NGA after the Business Combination and its name change from Northern Genesis Acquisition Corp. II to Embark Technology, Inc.;
●	“Embark Technology 2021 Plan” are to the Embark Technology 2021 Incentive Award Plan attached to this proxy statement/prospectus as Annex E;

●	“Embark Technology Bylaws” are to the proposed bylaws of Embark Technology upon the effective date of the Business Combination attached to this proxy statement/prospectus as Annex D;

●	“Embark Technology Charter” are to the proposed second amended and restated certificate of incorporation of Embark Technology upon the effective date of the Business Combination attached to this proxy statement/prospectus as Annex C;
●	“Embark Technology Class A Common Stock” are to Embark Technology Class A common stock, par value $0.0001 per share, to consist of (i) all shares of NGA of common stock and (ii) all shares of Class A common stock issued as a result of the Business Combination;
●	“Embark Technology Class B Common Stock” are to Embark Technology Class B common stock, par value $0.0001 per share, issued to the Embark Founders in connection with the Business Combination;
●	“Embark Technology Common Stock” are to Embark Technology’s shares of Class A common stock and Class B common stock, to consist of (i) all shares of NGA Common Stock and (ii) all shares of common stock issued as a result of the Business Combination;
●	“ESPP” are to the Embark Technology 2021 Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex F;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“Exchange Ratio” are the quotient obtained by dividing (i) the quotient of (A) $4,250,000,000 (plus the amount by which certain expenses of NGA exceeds $32,000,000) divided by (B) $10 by (ii) the aggregate fully-diluted number of shares of Embark common stock issued and outstanding immediately prior to the Merger (excluding any unvested equity awards);
●	“Founder Shares” are to the 10,350,000 shares of NGA Common Stock purchased by the Sponsor in a private placement prior to the NGA IPO, subject to certain forfeitures immediately prior to Closing agreed to by Sponsor in the Sponsor Support Agreement;
●	“Forward Purchase Agreements” are to the forward purchase agreements entered into, or amended and restated, by NGA on April 21, 2021;
●	“FPA PIPE Investors” are to the PIPE Investors participating in the PIPE Financing pursuant to the terms of the Forward Purchase Agreements (together with their permitted transferees);
●	“GAAP” are to accounting principles generally accepted in the United States of America;
●	“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
●	“IPO registration statement” are to the Registration Statements on Form S-1 (File Nos. 333-251639 and 333-252056) filed by NGA in connection with its initial public offering, which became effective on January 12, 2021;
●	“IRS” are to the U.S. Internal Revenue Service;
●	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
●	“L4” are to high automation driving, which provides for self-driving with no driver present within certain defined use cases, such as semi-truck driving between transfer points in certain regions in the United States, based on the commonly accepted standards published by SAE International;
●	“Merger” are to the merger of Merger Sub with and into Embark, with Embark surviving the merger as a wholly owned subsidiary of Embark Technology (formerly NGA);

v

●	“Merger Agreement” are to the Agreement and Plan of Merger dated June 22, 2021 by and among NGA, Embark and Merger Sub;
●	“Minimum Cash Condition” are to the Trust Amount and the PIPE Financing Amount and the amount of any cash investments made into Embark after the date of the Merger Agreement and prior to the Closing Date which remain on Embark’s balance sheet at Closing, in the aggregate, being greater than $295 million;
●	“Nasdaq” are to ;
●	“NGA” are to Northern Genesis Acquisition Corp. II prior to the Business Combination;
●	“NGA Board” are to the board of directors of NGA prior to the Business Combination;
●	“NGA Common Stock” are to NGA’s shares of common stock, par value $0.0001 per share, currently issued and outstanding, prior to the effectiveness of the Charter Proposals, including the public shares and the Founder Shares;
●	“NGA Existing Bylaws” are to the bylaws of NGA in effect as of the date this proxy statement/prospectus;
●	“NGA Existing Charter” are to the Amended and Restated Certificate of Incorporation of NGA in effect of the date of this proxy statement/prospectus;
●	“NGA IPO” are to NGA’s initial public offering that was consummated on January 15, 2021;
●	“NGA Organizational Documents” are to the NGA Existing Charter and the NGA Existing Bylaws in effect as of the date of this proxy statement/prospectus;
●	“NGA units” and “units” are to the units of NGA, each unit representing one NGA share of common stock and one-third of one redeemable warrant, that were offered and sold by NGA in its initial public offering and registered pursuant to the IPO registration statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);
●	“NYSE” are to the New York Stock Exchange;
●	“Permitted Trust” are to the definition set forth in the Embark Technology Charter;
●	“Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;
●	“PIPE Financing” are to the purchase of shares of Embark Technology Class A Common Stock pursuant to the Subscription Agreements, and the purchase of shares of Embark Technology Class A Common Stock and warrants pursuant to the Forward Purchase Agreements;
●	“PIPE Financing Amount” are to the aggregate gross purchase price received by NGA prior to or substantially concurrently with Closing for the shares and warrants in the PIPE Financing;
●	“PIPE Investors” are to those certain investors participating in the PIPE Financing pursuant to the Subscription Agreements or the Forward Purchase Agreements;
●	“private placement warrants” are to the NGA private placement warrants outstanding as of the date of this proxy statement/prospectus, plus up to 2,000,000 additional NGA warrants that may be issued to the Sponsor prior to Closing in a private placement in satisfaction of loans that may be made to NGA by Sponsor prior to Closing for working capital purposes or to fund payment of transaction expenses;

●	“pro forma” are to giving pro forma effect to the Business Combination;
●	“public shares” are to the shares of NGA Common Stock (including those that underlie the units) that were offered and sold by NGA in its initial public offering and registered pursuant to the IPO registration statement;
●	“public stockholders” are to holders of public shares, whether acquired in the NGA IPO or acquired in the secondary market;
●	“public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by NGA in its initial public offering and registered pursuant to the IPO registration statement;
●	“redemption” are to each redemption of public shares for cash pursuant to the NGA Existing Charter and NGA Existing Bylaws;
●	“Registration Rights Agreement” are to the Registration Rights Agreement to be entered into at Closing, by and among Embark Technology, the Sponsor and certain former stockholders of Embark;
●	“Sarbanes Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Sponsor” are to Northern Genesis Sponsor II LLC, a Delaware limited liability company;
●	“Sponsor Support Agreement” are to that certain Support Agreement, dated June 22, 2021, by and among the Sponsor, NGA and Embark, as amended and modified from time to time;
●	“Subscription Agreements” are to the subscription agreements pursuant to which (together with the Forward Purchase Agreements) the PIPE Financing will be consummated;
●	“Sunset Date” are to the date on which all outstanding shares of Embark Technology Class B Common Stock have been converted into Embark Technology Class A Common Stock;
●	“Trigger Date” are to the date that is the earlier of (i) the second anniversary of the effective date of the Embark Technology Charter or (ii) the first anniversary of the first date on which the last sales price of the Embark Technology Class A Common Stock has equalled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like following effective date of the Embark Technology Charter) for any twenty trading days (whether or not consecutive) within any 30-day trading period commencing at least one hundred fifty (150) days following the effective date of the Embark Technology Charter;
●	“Trust Account” are to the trust account established at the consummation of the NGA IPO and maintained by Continental, acting as trustee;
●	“Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy NGA’s obligations to its stockholders (if any) that exercise their redemption rights; and
●	“warrants” are to the NGA public warrants, the NGA private placement warrants and certain private warrants of Embark.

Unless otherwise indicated in this proxy statement/prospectus, all share ownership of NGA public stockholders reflects the consummation of the Merger but does not take into account any such shareholders’ participation in the PIPE Investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, of NGA. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When NGA discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, NGA’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

●	NGA’s ability to complete the Business Combination or, if NGA does not consummate such Business Combination, any other initial business combination;
●	satisfaction or waiver (if applicable) of the conditions to the Merger, including, among other things:
●	the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and Related Agreements and transactions by the respective stockholders of NGA and Embark, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on Nasdaq (or, if requested by Embark, the NYSE) of the shares of Embark Technology Common Stock to be issued in connection with the Merger, (v) that NGA have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions;
●	that the amount of cash available in the Trust Account (after deducting the amount required to satisfy NGA’s obligations to its public stockholders (if any) that exercise their rights to redeem their shares of NGA Common Stock pursuant to the NGA Organizational Documents), plus the amount of any cash investments made into Embark after the date of the Merger Agreement and prior to the Closing Date which remain on Embark’s balance sheet at Closing, is at least equal to the Minimum Available Cash Amount;
●	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;
●	the projected financial information, anticipated growth rate, and market opportunity of Embark;
●	the ability to obtain or maintain the listing of Embark Technology Common Stock and public warrants on Nasdaq (or, if requested by Embark, the NYSE) following the Business Combination;
●	our public securities’ potential liquidity and trading;
●	our ability to raise financing in the future;
●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;
●	NGA officers and directors allocating their time to other businesses and potentially having conflicts of interest with NGA’s business or in approving the Business Combination;
●	the use of proceeds not held in the Trust Account or available to us from interest income on the Trust Account balance;

●	the impact of the regulatory environment and complexities with compliance related to such environment;
●	factors relating to the business, operations and financial performance of Embark and its subsidiaries, including:
●	the impact of the COVID-19 pandemic;
●	the ability of Embark Technology to maintain an effective system of internal controls over financial reporting;
●	the nature of autonomous driving as an emerging technology;
●	Embark’s limited operating history;
●	the acceptance of Embark’s technology by users and stakeholders in the freight transportation industry;
●	the expected success of Embark’s business model, including its ability to maintain and develop customer relationships;
●	the ability of Embark to maintain a successful manufacturer-agnostic approach to its technology;
●	the ability of Embark to achieve and maintain profitability in the future;
●	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or Embark. There can be no assurance that future developments affecting us or Embark will be those that NGA or Embark have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of NGA and Embark) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 14 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. NGA and Embark undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any NGA stockholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the Special Meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF NGA

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to NGA’s stockholders. NGA urges stockholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held at        , Eastern Time, on        , 2021, via live webcast. To participate in the Special Meeting, visit and enter the 12 digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the Special Meeting, as described in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?
A:

NGA and Embark have agreed to a business combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and NGA encourages its stockholders to read it in its entirety. NGA’s stockholders are being asked to consider and vote upon a proposal to approve the Merger Agreement, which, among other things, provides for the Merger whereby Merger Sub will merge with and into Embark, with Embark surviving as a wholly owned subsidiary of Embark Technology (formerly NGA). See the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Q:	What is being voted on at the Special Meeting?
A:	NGA stockholders will be asked to consider and vote upon the following proposals at the Special Meeting.
●	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt the Merger Agreement by and among NGA, Merger Sub and Embark, a copy of which is attached to this proxy statement/prospectus statement as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Embark, with Embark surviving the Merger as a wholly owned subsidiary of NGA (following such date, Embark Technology), in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus;
•	Proposal No. 2 — Charter Proposals — to consider and vote upon the following eight separate proposals relating to the approval of the Embark Technology Charter:
(A)

Charter Proposal 2.A — to authorize the change in the authorized capital stock of NGA from 100,000,000 shares of NGA Common Stock and 1,000,000 shares of NGA Preferred Stock, to       shares of Embark Technology Class A Common Stock,       shares of Embark Technology Class B Common Stock and            shares of Embark Technology preferred stock;

(B)

Charter Proposal 2.B — to authorize the dual-class capital structure and provide that holders of shares of Embark Technology Class A Common Stock will be entitled to one vote per share on all matters to be voted upon by such holders, and holders of Embark Technology Class B Common Stock will be entitled to ten votes per share on all matters to be voted upon by such holders;

(C)

Charter Proposal 2.C — to provide that Embark Technology’s board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term;

(D)

Charter Proposal 2.D — to provide that (i) after the Trigger Date and until the Sunset Date, a director of Embark Technology may be removed, with or without cause, only upon the affirmative vote of a holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors and (ii) during any other period, including prior to the Trigger Date and after the Sunset Date, directors may be removed only for cause and only by holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors;

x

(E)

Charter Proposal 2.E — to provide that (i) following the Trigger Date and until the Sunset Date, all vacancies on the board of directors, however created, may only be filled by the affirmative vote of holders of at least a majority of the voting power of the outstanding Embark Technology Common Stock entitled to vote in an election of directors and (ii) for any other period, including prior to the Trigger Date and after the Sunset Date, any director vacancy may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum;

(F)

Charter Proposal 2.F — to provide that the amendment of certain provisions of the Embark Technology Charter will require (i) prior to the Trigger Date, the affirmative vote of holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class and then (ii) on or after the Trigger Date, the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding Embark Technology Common Stock voting together as a single class;

(G)

Charter Proposal 2.G — to provide that any amendment to the Embark Technology Bylaws will require (i) prior to the Trigger Date, the affirmative vote of holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class, (ii) after the Trigger Date but prior to the Sunset Date, the affirmative vote of holders of at least a majority of the total voting power of the outstanding Embark Technology Common Stock entitled to vote on the election of directors voting together as a single class and (iii) after the Sunset Date, the affirmative vote of holders of at least two-thirds of the voting power of the then outstanding Embark Technology Common Stock entitled to vote in an election of directors, voting as a single class; and

(H)

Charter Proposal 2.H — to authorize all other changes in connection with the replacement of the NGA Existing Charter with the Embark Technology Charter in connection with the consummation of the Business Combination (a copy of which is attached to this proxy statement/prospectus as Annex C), including (1) changing the corporate name from “Northern Genesis Acquisition Corp. II” to “Embark Technology, Inc.,” (2) making Embark Technology’s corporate existence perpetual, (3) electing not to be governed by Section 203 of the DGCL following the Trigger Date and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, except that the modified restrictions provide that the Embark Founders and their permitted transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions ; provided that, prior to the Trigger Date, Section 203 of the DGCL shall govern such transactions and (4) removing certain provisions related to NGA’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination and certain other changes that the NGA Board deems appropriate for a public operating company, all of which NGA’s board of directors believes are necessary to adequately address the needs of Embark Technology after the Business Combination;

●	Proposal No. 3 — The Director Election Proposal — to consider and vote upon a proposal, assuming the Business Combination Proposal and the Charter Proposals are approved, to elect seven directors who, upon consummation of the Business Combination, will be the directors of Embark Technology;
●	Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve for purposes of complying with the applicable provisions of NYSE Listed Company Manual Rule 312.03, the issuance of (a) Embark Technology Class A Common Stock to the PIPE Investors, including the FPA PIPE Investors, pursuant to the PIPE Financing and (b) Embark Technology Class A Common Stock and Embark Technology Class B Common Stock to the Embark Stockholders pursuant to the Merger Agreement;
●	Proposal No. 5 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve and adopt the Embark Technology 2021 Plan, a copy of which is attached to this proxy statement/prospectus as Annex E);
●	Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve and adopt the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex F; and
●	Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting.

The Business Combination will be consummated only if the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal (collectively, the “Condition Precedent Proposals”) are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal but is not conditioned upon the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:	What will happen in the Business Combination?
A:

Upon consummation of the Business Combination, Embark Technology will have two classes of common stock with (i) Embark Technology Class A Common Stock carrying voting rights of one vote per share, and (ii) Embark Technology Class B Common Stock carrying voting rights of ten votes per share. Embark Technology Class A Common Stock will be listed on Nasdaq (or, if requested by Embark, the NYSE) under the symbol EMBK and its warrants will be listed on Nasdaq (or, if requested by Embark, the NYSE) under the symbol EMBK WS. NGA will not have units traded on the NYSE or Nasdaq following consummation of the Business Combination and the NGA units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. NGA warrant holders and those NGA stockholders who do not elect to have their NGA shares converted into a pro rata share of the Trust Account need not submit their common stock or warrant certificates and they will remain outstanding. Such holders of NGA Common Stock prior to the consummation of the Business Combination will hold Embark Technology Class A Common Stock following the Business Combination. For more information about the Merger Agreement and the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement.”

Q:	What will Embark equity holders receive in the Business Combination?

At the Effective Time of the Merger, each share of Embark common stock outstanding as of immediately prior to the Effective Time (including shares of Embark common stock resulting from the conversion of Embark preferred stock prior to the Merger, but excluding (i) any shares of Embark common stock subject to Embark Awards or warrants (as described below), (ii) any shares of Embark common stock as to which appraisal rights have been properly exercised in accordance with Delaware law and (iii) shares of Embark common stock held by Embark as treasury stock will be converted into a right to receive a number of shares of Embark Technology Common Stock determined on the basis of the Exchange Ratio derived from an implied equity value for Embark of $4,250,000,000 (the “Aggregate Merger Consideration”). With respect to the Embark Awards, (i) all Embark Options, (ii) Embark RSUs and (iii) Embark warrants that call for conversion to Restricted Stock upon certain qualifying transactions outstanding as of immediately prior to the Merger will be converted into (a) Embark Technology Options, (b) Embark Technology RSUs and (c) Embark Technology Restricted Stock, respectively. Accordingly, this proxy statement/prospectus also relates to the issuance by NGA of 62,373,510 Embark Technology RSUs in the Merger and 39,195,794 shares of Embark Technology Class A Common Stock upon the exercise of the Embark Technology Options following the Merger. This proxy statement/prospectus also relates to the resale of 101,539,303 shares of Embark Technology Class A Common Stock acquired pursuant to the exercise of the Embark Technology Options or received in settlement of the Embark Technology RSUs (the “Resale Shares”). The holders of the Resale Shares may from time to time sell, transfer or otherwise dispose of any or all of their Resale Shares in a number of different ways and at varying prices, and we will not receive any proceeds from such transactions. See “Proposal No.1 — The Business Combination Proposal — Conversion and Reclassification of Securities.” Any shares of Embark Technology Common Stock issued as part of the Merger or rights to acquire or rights to receive shares of Embark Technology Common Stock pursuant to the Embark Awards shall be issued as or shall relate to shares of Embark Technology Class A Common Stock; provided, that any shares of Embark Technology Common Stock issued as part of the Merger issued to the founders of Embark, Alex Rodrigues and Brandon Moak (or, in each case, a Permitted Trust) (the “Embark Founders”) shall be issued as Embark Technology Class B Common Stock. As of the date of this proxy statement/prospectus, the Exchange Ratio was approximately 2.99. See the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” of this proxy statement/prospectus for additional information and a summary of certain terms of the Merger Agreement.

Q:	Why is NGA proposing the Business Combination?
A:

NGA was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving NGA and one or more businesses.

Embark develops technologically advanced autonomous driving software for the truck freight industry and offers a carefully constructed business model that is expected to provide the industry with the most attractive path to adopting autonomous driving. Specifically, Embark has developed a Software as a Service (“SaaS”) platform designed to interoperate with a broad range of truck OEM platforms, forgoing complicated and logistically challenging truck building or hardware manufacturing operations in favor of focusing on a superior driving technology. At scale, domestic shippers and carriers will be able to access Embark technology via a subscription software license selected as an option at the time they specify the build of new semi-trucks.

Headquartered in San Francisco, California and backed by leading Silicon Valley venture capital firms, Embark’s history as the industry’s longest running autonomous truck driving program is replete with technological firsts that include, but are not limited to:

●the first coast-to-coast autonomous truck drive,
●the first to reach 100,000 autonomous miles on public roads,
●the first to successfully open autonomous transfer points for human-to-autonomous vehicle (“AV”) handoff.

Embark’s founding team includes roboticists and its broader team includes numerous computer scientists, many with advanced degrees and experience at other leading robotics and autonomous vehicle companies and academic programs. Through this Business Combination, Embark intends to rapidly scale its engineering team to build on its industry-leading technology position.

The NGA Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including its review of the results of the due diligence conducted by NGA’s management and NGA’s advisors. This due diligence review included meetings and calls with Embark’s management regarding Embark’s business model, operations and forecasts; legal, tax and accounting due diligence reviews conducted by NGA’s advisors; consultation with legal and financial advisors and industry experts; financial and valuation analysis of Embark and the Business Combination; and the financial statements of Embark. For more information about the Merger Agreement and the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

Following the foregoing process, the NGA Board concluded that a transaction with Embark would present the most attractive opportunity to maximize value for NGA stockholders, and the NGA Board ultimately determined that the Business Combination with Embark was the most attractive potential transaction for NGA. For more information about the Merger Agreement and the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — NGA Board’s Reasons for the Approval of the Business Combination.”

Q:	Are the Proposals conditioned on one another?
A:

Each of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal are cross-conditioned on the approval of each other, and the Business Combination will be consummated only if all such proposals are approved at the Special Meeting. The Adjournment Proposal is not conditioned upon the approval of any other proposal, and no other proposals nor the Business Combination are conditioned upon the approval of the Adjournment Proposal.

Q:	What conditions must be satisfied to complete the Business Combination?
A:

There are a number of closing conditions in the Merger Agreement, including the approval by NGA stockholders of the Business Combination Proposal and that NGA has a specified minimum amount of net tangible assets and a specified minimum amount of available cash (the “Minimum Cash Condition”). For more information about the conditions that must be satisfied or waived at or prior to the completion of the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Q:	How do redemptions of NGA public shares impact the Closing of the Business Combination and the Minimum Cash Condition?
A:

The Minimum Cash Condition is solely for the benefit of Embark and, as a result, Embark has the sole right to waive the Minimum Cash Condition and, subject to satisfaction or waiver of the other conditions to Closing, to cause the Closing to occur even if the amount of cash available in the Trust Account, after deducting the amount required to satisfy NGA’s obligations to its public stockholders (if any) that exercise their rights to redeem their public shares pursuant to the NGA Existing Charter, plus the PIPE Financing Amount plus the amount of any cash investments made into Embark after the date of the Merger Agreement and prior to the Closing Date which remain on Embark’s balance sheet at Closing, is less than $295 million. Assuming a redemption value of $10.00 per share no more than 31,900,000 of NGA’s public shares may be redeemed for aggregate redemption proceeds of $319 million in order for the Minimum Cash Condition to be satisfied. Based on the amount of $414 million in the Trust Account as of June 30, 2021, and taking into account the anticipated proceeds of $200 million from the PIPE Financing, if 31,900,000 of NGA’s public shares are redeemed, NGA will still have sufficient cash to satisfy the Minimum Cash Condition.

In addition, even if the Minimum Cash Condition was waived by Embark, pursuant to the NGA Organizational Documents, in no event will NGA redeem public shares in an amount that would cause NGA’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. After giving effect to the PIPE Financing, NGA may redeem all shares and still satisfy this condition.

Q:	How will Embark be managed and governed following the Business Combination?
A:

Immediately after the Closing, it is anticipated that Embark Technology’s Board will consist of seven directors: Alex Rodrigues, Elaine Chao, Pat Grady, Brandon Moak, Ian Robertson, a director serving on behalf of Data Collective, a venture capital firm, and a director to be determined in consultation between Embark and NGA. Immediately after the Closing, it is anticipated that the officers of Embark Technology will include: Alex Rodrigues, Chief Executive Officer; Brandon Moak, Chief Technology Officer; Richard Hawwa, Chief Financial Officer; and Siddhartha Venkatesan, Chief Legal Officer. For more information about Embark’s Board and officers, see the sections entitled “Board of Directors of Embark Technology Following the Business Combination” and “Management After the Business Combination.”

Q:	Will Embark obtain new financing in connection with the Business Combination?
A:

The PIPE Investors have committed to purchase from NGA 16,000,000 shares of Embark Technology Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $160 million, in the PIPE Financing. In addition, pursuant to the Forward Purchase Agreements, the FPA PIPE Investors agreed to purchase, and NGA agreed to sell to the FPA PIPE Investors, an aggregate of 4,000,000 PIPE Units, each consisting of one share of Embark Technology Class A Common Stock and one-sixth of a warrant, for a purchase price of $10.00 per unit and an aggregate purchase price of $40 million, in the PIPE Financing.

Q:	What equity stake will NGA’s current stockholders hold in Embark Technology following the consummation of the Business Combination?
A:	NGA and Embark anticipate that, upon the Closing, the ownership of Embark Technology will be as follows:

Assuming No Redemption	Assuming Maximum Redemption

The equityholders of Embark Technology will own 320,004,215 shares of Embark Technology Class A Common Stock, representing approximately 66.8% of the total shares outstanding, which excludes shares of Embark Technology Common Stock that may be issuable pursuant to the Embark Awards.

The equityholders of Embark Technology will own 320,004,215 shares of Embark Technology Class A Common Stock, representing approximately 71.6% of the total shares outstanding, which excludes shares of Embark Technology Common Stock that may be issuable pursuant to the Embark Awards.

The holders of shares of Embark Technology Class B Common Stock will own 87,319,620 shares, representing approximately 18.2% of the total shares of Embark Technology Common Stock outstanding and 69.1% of the total voting power

The holders of shares of Embark Technology Class B Common Stock will own 87,319,620 shares, representing approximately 19.5% of the total shares of Embark Technology Common Stock outstanding and 70.8% of the total voting power

The PIPE Investors will own 20,000,000 shares of Embark Technology Common Stock (which includes 1,000,000 shares of Embark Technology Common Stock held by affiliates of Embark, NGA and/or the Sponsor), representing approximately 4.2% of the total shares outstanding

The PIPE Investors will own 20,000,000 shares of Embark Technology Common Stock (which includes 1,000,000 shares of Embark Technology Common Stock held by affiliates of Embark, NGA and/or the Sponsor), representing approximately 4.5% of the total shares outstanding

NGA public stockholders will own 41,400,000 shares of Embark Technology Common Stock, representing approximately 8.6% of the total shares outstanding	NGA public stockholders will own 9,499,166 shares of Embark Technology Common Stock, representing approximately 2.1% of total shares outstanding.

The Sponsor will own 9,956,976 shares of Embark Technology Common Stock (excluding shares purchased by the Sponsor in connection with the PIPE Investment), representing approximately 2.1% of the total shares outstanding

The Sponsor will own 9,956,976 shares of Embark Technology Common Stock (excluding shares purchased by the Sponsor in connection with the PIPE Investment), representing approximately 2.3% of the total shares outstanding

In addition to the assumptions underlying the two different scenarios described above, under which (a) none of NGA’s public shares are redeemed and (b) all of NGA’s public shares are redeemed, the number of shares and percentage interests set forth above are based on a number of additional assumptions, including assumptions that (i) no Embark stockholders exercise statutory dissenters rights under Delaware law, and (ii) the total number of Founder Shares to be forfeited by the Sponsor to NGA immediately prior to Closing pursuant to the Sponsor Support Agreement is 393,024 Founder Shares. If the actual facts differ from our assumptions, the number of shares and percentage interests set forth above will be different.

Additionally, upon the consummation of the Business Combination it is expected that former holders of Embark’s capital stock will possess (a) 94.3% of the voting power of the total outstanding stock, assuming none of NGA’s public shares are redeemed, and (b) 96.8% of the voting power of the total outstanding stock, assuming 31,900,834 of NGA’s public shares are redeemed, with 69.1% and 70.8% of the voting power being held by holders of Embark Technology Class B Common Stock, respectively.

Q:	Did the NGA Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A:

No. The NGA Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. NGA is not required to obtain an opinion from an independent investment banking firm that the price it is paying is fair to NGA from a financial point of view. NGA’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of NGA’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, NGA’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the NGA Board in valuing Embark and assuming the risk that the NGA Board may not have properly valued the business. The lack of third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section entitled “Proposal No. 1 — The Business Combination Proposal — NGA Board’s Reasons for the Approval of the Business Combination.”

Q:	What happens if I sell my shares of NGA common stock before the Special Meeting?
A:

The Record Date for the Special Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of NGA common stock after the Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of NGA Common Stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described in this proxy statement/prospectus. If you transfer your shares of NGA Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting or to seek redemption of those shares.

Q:	How has the announcement of the Business Combination affected the trading price of the NGA units, shares of NGA Common Stock and NGA warrants?
A:

On June 22, 2021, the last trading date before the announcement of the execution of the Merger Agreement, the NGA units and shares of NGA Common Stock closed at $10.42 and $9.88, respectively. On           , 2021 the trading date immediately prior to the date of this proxy statement/prospectus, the NGA units, shares of NGA Common Stock and public warrants closed at $     , $       and $      , respectively.

Q:	Following the Business Combination, will Embark Technology’s securities trade on a stock exchange?
A:

Yes. NGA anticipates that, following the Business Combination, Embark Technology Class A Common Stock and Embark Technology warrants will trade on Nasdaq (or, if requested by Embark, the NYSE) under the new symbols “EMBK” and “EMBK WS,” respectively. Listing is subject to approval by Nasdaq (or, if requested by Embark, the NYSE) of Embark Technology’s listing application and the fulfillment by Embark Technology of all of the initial listing requirements and conditions of Nasdaq (or, if requested by Embark, the NYSE). In connection with the Business Combination, the NGA units will automatically separate into the component securities. Embark Technology will not have any units outstanding after the consummation of the Business Combination. For more information about the conversion of the NGA units and the Embark securities, see the section entitled “The Business Combination — Conversion of Securities.”

Q:	What vote is required to approve the Proposals presented at the Special Meeting?
A:

The approval of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of NGA Common Stock entitled to vote thereon at the Special Meeting. The Business Combination Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal, and the Adjournment Proposal require the affirmative vote (online or by proxy) of the holders of a majority of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting. The approval of the Director Election Proposal requires the affirmative vote (online or by proxy) of a plurality of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting. This means that the seven director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors.

As of the record date, NGA had 51,750,000 shares of NGA Common Stock issued and outstanding, 10,350,000 of which are Founders Shares held by the Sponsor. The Sponsor has agreed to vote such Founders Shares in favor of all proposals. Assuming all holders that are entitled to vote on such matters vote all of their NGA Common Stock in person or by proxy, 25,875,001 shares, of which 15,525,001 shares (or 37.5% of the public shares) are not subject to the Sponsor Support Agreement, will need to be voted in favor of each of the Charter Proposals, Business Combination Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, and the Adjournment Proposal in order to approve each such proposal.

Q:	May the Sponsor, directors, officers, advisors of NGA or any of their respective affiliates purchase shares of NGA Common Stock in connection with the Business Combination?
A:

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers, advisors of NGA and any of their respective affiliates may privately negotiate to purchase shares of NGA Common Stock from stockholders who would have otherwise elected to have their shares redeemed for a per share pro rata portion of the Trust Account. The Sponsor, directors, officers, advisors and any of their respective affiliates will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares of NGA Common Stock or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such shares of NGA Common Stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor, directors, officers, advisors or any of their respective affiliates purchase shares of NGA Common Stock in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account.

Q:	How many votes do I have at the Special Meeting?
A:

NGA’s stockholders are entitled to one vote at the Special Meeting for each share of NGA Common Stock held of record as of       , 2021, the Record Date for the Special Meeting. As of the close of business on the Record Date, there were        outstanding shares of NGA Common Stock held by NGA’s public stockholders and        outstanding shares of NGA Common Stock held by the Sponsor.

Q:	What constitutes a quorum at the Special Meeting?
A:

Holders of a majority in voting power of NGA Common Stock issued and outstanding and entitled to vote at the Special Meeting, virtually present or represented by proxy, constitute a quorum. In the absence of a quorum, the chair of the meeting has the power to adjourn the Special Meeting. As of the Record Date for the Special Meeting, 25,875,000 shares of NGA Common Stock, in the aggregate, would be required to achieve a quorum. Abstentions will count as present for the purposes of establishing a quorum with respect to each Proposal.

Q:	How will the Sponsor vote?
A:

The Sponsor has agreed to vote any shares of NGA Common Stock owned by it in favor of the Business Combination. Currently, the Sponsor owns 20% of the issued and outstanding shares of NGA Common Stock.

Q:	What interests do the current officers and directors have in the Business Combination?
A:

In considering the recommendation of the NGA Board to vote in favor of the Business Combination, NGA stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of NGA’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other NGA stockholders generally. NGA’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and in recommending to NGA’s stockholders that they approve the Business Combination. NGA’s stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

●	the fact that the Sponsor holds 6,686,667 private placement warrants acquired at a purchase price of $10,030,000, and may acquire up to an additional 2,000,000 private placement warrants for an additional purchase price of up to $3,000,000, which, if unrestricted and freely tradable, would be valued at approximately

$ (or up to $ if such additional warrants are acquired) based on the closing price of NGA’s public warrants of $ per warrant on , 2021 (but which are subject to a lock-up and not freely tradable for a period of 30 days following the closing of the Business Combination), all of which would expire worthless if a business combination is not consummated;
●	the fact that the Sponsor paid an aggregate of $25,000 for the Founder Shares, up to 9,956,975 of which will be retained by Sponsor following certain forfeitures immediately prior to Closing that the Sponsor agreed to in the Sponsor Support Agreement which if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of NGA Common Stock of $ per share on , 2021 (but which are subject to a lock-up and not freely tradable for a period of up to one year following the closing of the Business Combination), which shares would be worthless if a business combination is not consummated;
●	the fact that NGA’s independent directors collectively invested $ to acquire interests in Sponsor that entitle such directors to receive a distribution from Sponsor, following an initial business combination, of (i) private placement warrants which, if unrestricted and freely tradable, would be valued at approximately $ based on the closing price of NGA’s public warrants of $ per warrant on , 2021 (but which are subject to a lock-up and not freely tradable for a period of 30 days following the closing of the Business Combination), which warrants will expire worthless if a business combination is not consummated and (ii) Founder Shares , which, if unrestricted and freely tradable, would be valued at approximately $ based on the closing price of NGA’s Common Stock of $ per share on , 2021 (but which are subject to a lock-up and not freely tradable for a period of up to one year following the closing of the Business Combination), which shares would be worthless if a business combination is not consummated;
●	the fact that the Sponsor and NGA’s officers and directors have agreed not to redeem any of the shares of NGA Common Stock held by them in connection with a stockholder vote to approve the Business Combination;
●	the anticipated continuation of Mr. Ian Robertson as a director of Embark Technology after the consummation of the Business Combination;
●	the fact that the Sponsor and NGA’s officers and directors will lose their entire investment in NGA if NGA fails to complete an initial business combination by January 15, 2023;
●	the fact that if the Trust Account is liquidated, including in the event that NGA fails to complete an initial business combination by January 15, 2023, the Sponsor has agreed to indemnify NGA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share by the claims of any target business to which NGA has any obligations or any third party for services rendered or products sold to NGA (except as to any indemnification claims of the underwriters in the NGA IPO against certain liabilities, including liabilities under the Securities Act), unless such target business or third party has executed a waiver of all rights to seek access to the Trust Account;
●	NGA’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement;
●	the fact that certain investors in the Sponsor have invested and may invest in, and NGA’s officers and directors are or may elect to become officers or directors of, additional special purpose acquisition companies, which may place competing demands on the time and attention of, and create additional conflicts of interest for, such persons in the event that the Business Combination is not consummated and
●	the fact that the Sponsor will enter into the Registration Rights Agreement at Closing.
Q:	What happens if I vote against the Business Combination Proposal?
A:

Under the NGA Existing Charter, if the Business Combination Proposal is not approved and NGA does not otherwise consummate an alternative business combination by January 15, 2023, NGA will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to NGA’s public stockholders.

Q:	Do I have redemption rights?
A:

If you are a holder of NGA public shares, you may elect to have your NGA public shares then held be redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account, by (b) the total number of NGA public shares; provided that NGA will not redeem any shares of NGA Common Stock to the extent that such redemption would result in NGA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001.

For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of         , 2021 of approximately $       million, the estimated per share redemption price would have been approximately $10.00.

Shares properly tendered for redemption will be redeemed only if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of franchise and income taxes payable) (a) in connection with a stockholder vote to approve an amendment to the NGA Existing Charter that would affect the substance or timing of NGA’s obligation to redeem 100% of the NGA public shares if NGA has not consummated an initial business combination by January 15, 2023, (b) in connection with the liquidation of the Trust Account or (c) if NGA subsequently completes a different business combination on or before January 15, 2023.

There are no redemption rights with respect to NGA warrants.

Q:	Will how I vote affect my ability to exercise redemption rights?
A:

No. You may exercise your redemption rights whether you vote your shares of NGA Common Stock for or against or abstain from voting on the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by stockholders who will redeem their shares and no longer remain stockholders.

Q:	How do I exercise my redemption rights?
A:

In order to exercise your redemption rights, you must (a) if you hold your shares of NGA Common Stock through NGA units, elect to separate your NGA units into the underlying NGA public shares and public warrants prior to exercising your redemption rights with respect to the NGA public shares and (b) prior to 5:00 p.m., Eastern time, on         , 2021 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that NGA redeem your NGA public shares for cash to Continental Stock Transfer & Trust Company, NGA’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

Attention: Mark Zimkind

Email: Mzimkind@continentalstock.com

NGA public stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is NGA’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, NGA does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Holders of outstanding NGA units must separate the underlying NGA public shares and public warrants prior to exercising redemption rights with respect to the NGA public shares. If you hold NGA units registered in your own name, you must deliver the certificate for such NGA units or deliver such NGA units electronically to the transfer agent with written instructions to separate such NGA units into NGA public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the NGA public shares back to you so that you may then exercise your redemption rights with respect to the NGA public shares following the separation of such NGA public shares from the NGA units.

If a broker, dealer, commercial bank, trust company or other nominee holds your NGA units, you must instruct such nominee to separate your NGA units. Your nominee must send written instructions to the transfer agent. Such written instructions must include the number of NGA units to be split and the nominee holding such NGA units. Your nominee must also initiate electronically, using DTC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant NGA units and a deposit of the corresponding number of NGA public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the NGA public shares following the separation of such NGA public shares from the NGA units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your NGA public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with NGA’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting NGA’s transfer agent at the email address or address listed under the question “Who can help answer my questions?” below.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A:

The U.S. federal income tax consequences of a redemption depend on a holder’s particular facts and circumstances. You are strongly urged to read the section entitled “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations for Holders in Respect of the Redemption of NGA Common Stock,” and to consult with, and rely solely upon, your tax advisors to determine the particular U.S. federal, state, local, or foreign income or other tax consequences of exercising your redemption rights.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?
A:	No. There are no appraisal rights available to holders of NGA Common Stock or NGA warrants in connection with the Business Combination.
Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A:

If the Business Combination Proposal is approved, Embark Technology intends to use a portion of the funds held in the Trust Account to pay (a) deferred underwriting discounts and commissions from the NGA IPO and (b) for any redemptions of NGA public shares. The remaining balance in the Trust Account, together with funds from the PIPE Financing, are expected to be used to repay indebtedness and fund the growth strategy of Embark Technology. For more information about the consummation of the Business Combination, see the section entitled “The Business Combination.”

Q:	What happens if the Business Combination is not consummated or is terminated?
A:

There are certain circumstances under which the Merger Agreement may be terminated. For more information about the parties’ specific termination rights, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Termination.” In accordance with the NGA Existing Charter, if an initial business combination is not consummated by January 15, 2023, NGA will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem the NGA public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to NGA to pay NGA’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding NGA public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of NGA’s remaining stockholders and the NGA Board, dissolve and liquidate, subject in each case to NGA’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

NGA expects that the amount of any distribution NGA’s public stockholders would be entitled to receive upon NGA’s dissolution would be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to NGA’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. Holders of NGA’s Founder Shares have waived any right to any liquidating distributions with respect to those shares.

In the event of liquidation, there will be no distribution with respect to NGA’s outstanding warrants. Accordingly, the warrants would expire worthless.

Q:	When is the Business Combination expected to be consummated?
A:

It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting of NGA’s stockholders to be held on       , 2021, provided that all the requisite stockholder approvals are obtained and other conditions to the consummation of the Business Combination have been satisfied or waived. For more information about the conditions for the completion of the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing of the Merger Agreement.”

Q:	What do I need to do now?
A:

You are urged to read carefully and consider the information included in this proxy statement/prospectus, including the section entitled “Risk Factors” and the Annexes attached to this proxy statement/prospectus, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?
A:

If you were a holder of record of NGA Common Stock on           , 2021, the Record Date for the Special Meeting of the NGA stockholders, you may vote with respect to the Proposals in any of the following ways, if available:

●	Vote by Mail: by signing, dating and returning the enclosed proxy card in the accompanying postage-paid envelope;
●	Vote by Internet: visit http://www. .com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on , 2021 (have your proxy card in hand when you visit the website);
●	Vote by Phone: by calling toll-free (within the U.S. or Canada) (have your proxy card in hand when you call); or
●	Vote online at the Special Meeting: by attending the Special Meeting at .

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. Simply complete, sign and date your voting instruction card and return it in the postage-paid envelope provided to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet as instructed by your broker, bank or other nominee. If you wish to attend the Special Meeting of stockholders and vote online, you must obtain a proxy from your broker, bank or nominee. Holders of record of NGA Common Stock are encouraged to vote in advance of the Special Meeting.

If you have any questions or need assistance voting your shares, please contact NGA’s proxy solicitor, D.F. King & Co., Inc., toll-free at (888) 605-1958 or collect at (212) 269-5550 or by email at nga@dfking.com.

Q:	What will happen if I abstain from voting or fail to vote at the Special Meeting?
A:

At the Special Meeting, NGA will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Business Combination Proposal, the Director Election Proposal, the Incentive Award Proposal, the ESPP Proposal and the Adjournment Proposal. Under the current rules and interpretive guidance of the NYSE, failure to vote or an abstention from voting on the Stock Issuance Proposal will have the same effect as a vote “AGAINST” the approval of this proposal. It will also have the same effect as a vote “AGAINST” the Charter Proposals.

Q:	What will happen if I sign and submit my proxy card without indicating how I wish to vote?
A:

Signed and dated proxies received by NGA without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each Proposal being submitted to a vote of the stockholders at the Special Meeting.

Q:	If I am not going to attend the virtual Special Meeting online, should I submit my proxy card instead?
A:

Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. NGA believes the Proposals presented to NGA’s stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have submitted my executed proxy card?
A:

Yes. You may change your vote by sending a later-dated, signed proxy card to NGA at the address listed below so that it is received by NGA prior to the Special Meeting or by attending the virtual Special Meeting online and voting there. You also may revoke your proxy by sending a notice of revocation to NGA, which must be received prior to the Special Meeting.

Q:	What should I do if I receive more than one set of voting materials?
A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who can help answer my questions?
A:	If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact NGA’s proxy solicitor at:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-Free: (888) 605-1958

Banks and Brokers Call: (212) 269-5550

nga@dfking.com

To obtain timely delivery, NGA’s stockholders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about NGA from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

If you intend to seek redemption of your NGA public shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to the Transfer Agent at least two business days prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor
New York, New York 10004-1561

Attention: Mark Zimkind
Email: Mzimkind@continentalstock.com

Q:	Who will solicit and pay the cost of soliciting proxies?
A:

The NGA Board is soliciting your proxy to vote your shares of NGA Common Stock on all matters scheduled to come before the Special Meeting. NGA will pay the cost of soliciting proxies for the Special Meeting. NGA has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies for the Special Meeting. NGA has agreed to pay D.F. King & Co., Inc. a fee of $       , plus disbursements. NGA will reimburse D.F. King & Co., Inc. for reasonable out-of-pocket expenses and will indemnify D.F. King & Co., Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. NGA will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of NGA Common Stock for their expenses in forwarding soliciting materials to beneficial owners of NGA Common Stock and in obtaining voting instructions from those owners. NGA’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Business Combination Proposal — The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public stockholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.

The Parties

NGA

4801 Main Street, Suite 1000
Kansas City, MO 64112

NGA is a blank check company incorporated on September 25, 2020 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NGA’s sponsor is Northern Genesis Sponsor II LLC, a Delaware limited liability company. The Sponsor currently holds 10,350,000 Founders Shares and 6,686,667 Private Placement Warrants, acquired for an aggregate investment of $10,030,000 at the time of the NGA IPO. Mr. Ian Robertson and Mr. Jarratt serve as managing members of the Sponsor. In addition, our other executive officers and directors, Messrs. Manget, Hoffman, Dalglish, Schaefer and Sparkes are non-managing members of the Sponsor. For more information about NGA, see the section entitled “Information About NGA.”

Merger Sub

4801 Main Street, Suite 1000
Kansas City, MO 64112

NGAB Merger Sub, Inc. is a wholly owned subsidiary of NGA formed solely for the purpose of effectuating the Merger described herein. Merger Sub was incorporated under the laws of Delaware as a corporation on June 21, 2021. Merger Sub owns no material assets and does not operate any business. After the consummation of the Business Combination, Merger Sub will cease to exist as a separate legal entity.

Embark

424 Townsend Street
San Francisco, CA 94107

Embark develops technologically advanced autonomous driving software for the truck freight industry and offers a carefully constructed business model that is expected to provide the industry with the most attractive path to adopting autonomous driving. Specifically, Embark has developed a Software as a Service (“SaaS”) platform designed to interoperate with a broad range of truck OEM platforms, forgoing complicated and logistically challenging truck building or hardware manufacturing operations in favor of focusing on a superior driving technology. At scale, domestic shippers and carriers will be able to access Embark technology via a subscription software license selected as an option at the time they specify the build of new semi-trucks. Embark currently transports shipments using its research and development truck fleet, demonstrating proof of concept and paving the way for commercialization and revenue generating operations in the future.

Headquartered in San Francisco, California and backed by leading Silicon Valley venture capital firms, Embark’s history as the industry’s longest running autonomous truck driving program is replete with technological firsts that include, but are not limited to:

●	the first coast-to-coast autonomous truck drive,
●	the first to reach 100,000 autonomous miles on public roads,
●	the first to successfully open autonomous transfer points for human-to-autonomous vehicle (“AV”) handoff.

Embark’s founding team includes roboticists and its broader team includes numerous computer scientists, many with advanced degrees and experience at other leading robotics and autonomous vehicle companies and academic programs. Through this Business Combination, Embark intends to rapidly scale its engineering team to build on its industry-leading technology position.

The Business Combination

The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination.

If the Merger Agreement is approved and the Business Combination is subsequently completed, Merger Sub will merge with and into Embark, with Embark as the surviving company in the Merger and, after giving effect to such Merger, continuing as a wholly owned subsidiary of Embark Technology (formerly NGA).

Merger Agreement

Structure of the Business Combination

On June 22, 2021, NGA, Embark and Merger Sub entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will be merged with and into Embark, with Embark surviving the Merger as a wholly owned subsidiary of Embark Technology (formerly NGA).

On the date of Closing of the Merger immediately prior to the effective time of the Merger (the “Effective Time”), NGA will amend and restate the NGA Existing Charter (as amended, the “Embark Technology Charter”), pursuant to which, among other things, (i) NGA will have a dual-class share structure with (x) shares of Embark Technology Class A Common Stock that will carry voting rights of one vote per share, and (y) shares of Embark Technology Class B Common Stock that will carry voting rights of ten votes per share and (ii) all outstanding shares of NGA Common Stock will be reclassified into shares of Embark Technology Class A Common Stock. At Closing, NGA will also change its name to Embark Technology, Inc.

Merger Consideration

Immediately prior to the Effective Time, by virtue of the Merger and without any further action on the part of any holder of the shares of NGA Common Stock or Embark common stock:

●	each share of Embark common stock that is issued and outstanding immediately prior to the Effective Time (other than any Treasury Shares (as defined below), shares of Embark common stock that exercise statutory dissenters rights and shares subject to the Embark Options, Embark Restricted Stock Awards and Embark Restricted Stock Unit Awards described below) (collectively, the “Exchange Shares”) will be canceled and converted into the right to receive the applicable portion of the number of shares of Embark Technology Common Stock equal to an exchange ratio equal to the quotient of (i) (a) the base purchase price of $4,250,000,000 (as adjusted pursuant to the terms of the Merger Agreement) divided by (b) $10.00 (the “Aggregate Merger Consideration”) and (ii) Aggregate Fully Diluted Company Common Shares (as defined in the Merger Agreement). Each holder of Exchange Shares shall have his, her or its Exchange Shares converted into either (i) Embark Technology Class A Common Stock, or (ii) Embark Technology Class B Common Stock, as follows:
●	in the case of Exchange Shares held by each of the Embark Founders, Alex Rodrigues and Brandon Moak (or, in each case, a Permitted Trust), such Exchange Shares shall be converted into Embark Technology Class B Common Stock (the Embark Technology Class B Common Stock issued to (x) Mr. Rodrigues (or the applicable trust) will provide him with approximately 39.6% of the voting power and (y) Mr. Moak (or the applicable trust) will provide him with approximately 29.3% of the voting power, in each case, of the outstanding Embark Technology Common Stock following the Closing, assuming no redemptions by the NGA stockholders); and
●	in the case of any other holder of Exchange Shares, such Exchange Shares shall be converted into Embark Technology Class A Common Stock;
●	each share of the capital stock of Merger Sub shall be converted into one (1) share of common stock of Embark;
●	each Embark Option that is then outstanding prior to the Effective Time shall be converted, based on the Exchange Ratio, into the right to receive an option relating to shares of Embark Technology Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions;
●	each Embark Restricted Stock Award that is then outstanding prior to the Effective Time shall be converted, based on the Exchange Ratio, into the right to receive restricted shares of Embark Technology Common Stock with substantially the same terms and conditions as were applicable to such award immediately prior to the Effective Time, including with respect to vesting and termination-related provisions;
●	each Embark Restricted Stock Unit Award that is then outstanding prior to the Effective Time shall be converted, based on the Exchange Ratio, into the right to receive restricted stock units based on shares of Embark Technology Common Stock with substantially the same terms and conditions as were applicable to such Embark RSU immediately prior to the Effective Time, including with respect to vesting and termination-related provisions; and
●	all shares of Embark common stock held in the treasury of Embark (“Treasury Shares”) will automatically be canceled and cease to exist as of the Effective Time, and no consideration will be delivered for such shares.

Closing

The Closing will occur on the date which is three (3) business days following the satisfaction or, if permissible, waiver of all of the closing conditions.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of (i) NGA and Merger Sub and (ii) Embark relating to, among other things, their ability to enter into the Merger Agreement, their outstanding capitalization, and their respective businesses. Such representations and warranties will terminate and be of no further force and effect as of the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for:

●	certain limitations on the operation of the parties’ respective businesses prior to consummation of the Merger;
●	the parties’ efforts to satisfy conditions to consummation of the Merger, including by obtaining necessary approvals from governmental agencies (including U.S. federal antitrust authorities); and

●	NGA preparing and filing a registration statement on Form S-4 (the “Registration Statement”) with the SEC and taking certain other actions to obtain the requisite approval of the stockholders of NGA to vote in favor of certain matters, including the adoption of the Merger Agreement and approval of the Merger, at a special meeting to be called therefor.

Conditions to Closing

The obligations of each of NGA, Embark and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time certain closing conditions, including, but not limited to:

●	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
●	the absence of any law or governmental order or other legal restraint or prohibition preventing the consummation of the Business Combination;
●	the Registration Statement being declared effective under the Securities Act;
●	the shares of Embark Technology Class A Common Stock to be issued in connection with the Business Combination having been approved for listing on Nasdaq, or if requested by Embark, the NYSE;
●	the approval of NGA’s stockholders;
●	the approval of Embark’s stockholders;
●	the accuracy of the parties’ respective representations and warranties (subject to specified materiality thresholds) and the material performance of the parties’ respective covenants and other obligations; and
●	NGA having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) after giving effect to the PIPE Financing.

In addition, unless waived by Embark, the obligation of Embark to consummate the Merger is subject to the satisfaction of, among other conditions, the aggregate cash proceeds from NGA’s Trust Account, together with the proceeds from the PIPE Financing plus the amount of any cash investments made into Embark after the date of the Merger Agreement and prior to the Closing Date which remain on Embark’s balance sheet at Closing, total equaling no less than $295,000,000 (after deducting any amounts paid to NGA stockholders that exercise their redemption rights in connection with the Business Combination).

Termination

The Merger Agreement may be terminated, and the Business Combination may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Business Combination by the stockholders of NGA, as follows:

●	by mutual written consent of NGA and Embark;
●	by Embark or NGA if any governmental entity shall have enacted, issued, promulgated, enforced or entered any order which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;
●	by either Embark or NGA if the other party breaches its representations, warranties or covenants such that the conditions set forth in the Merger Agreement would not be satisfied, and such party fails to cure such breach (other than for certain limited exceptions)
●	by Embark if there has been a modification in the recommendation of the NGA Board relating to the approval of the Business Combination;

●	by either Embark or NGA if the Business Combination is not consummated on or prior to November 20, 2021, plus a maximum of thirty days to the extent the Registration Statement is not declared effective by the SEC on or prior to October 21, 2021; or
●	by NGA if the Embark stockholder approvals shall not have been obtained within five (5) business days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders.

Effect of Termination

If the Merger Agreement is terminated, the Merger Agreement will become void and there will be no liability under the Merger Agreement on the part of any party, except in the case of fraud or a willful material breach of the Merger Agreement prior to such termination, except that certain provisions of the Merger Agreement shall survive such termination.

Related Agreements

Sponsor Support Agreement and Foundation Investor Support Agreement

In connection with the Merger Agreement, NGA, Embark and the Sponsor entered into the Sponsor Support Agreement pursuant to which Sponsor agreed to vote all of its shares of NGA Common Stock in favor of the approval and adoption of the Business Combination. Additionally, Sponsor agreed, among other things, not to (i) transfer any of its shares of Embark Technology Class A Common Stock or warrants for certain periods of time as set forth in the Sponsor Support Agreement, subject to certain customary exceptions or (ii) enter into any voting arrangement that is inconsistent with the commitment under the Sponsor Support Agreement to vote in favor of the approval and adoption of the Business Combination. Sponsor also agreed to forfeit, immediately prior to Closing, (i) a relative percentage of up to 1,130,239 Founder Shares to the extent that the Sponsor’s institutional investors fail to hold, at the Closing, at least one-half of the shares of NGA Common Stock issued to such investors in connection with the NGA IPO, and (ii) up to 627,910 Founder Shares (currently expected to be 393,025 Founder Shares) in connection with the Forward Purchase Agreement investment. The Sponsor Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

In addition, in connection with the Merger Agreement, the Sponsor expects certain of its institutional investors to enter into separate Support Agreements pursuant to which such investors will agree, among other things, to vote all shares of NGA Common Stock held by such investor at the time of such vote (i) in favor of the approval and adoption of the Business Combination, the Merger Agreement and each of the Transaction Proposals (as defined in the Merger Agreement), (ii) against any other business combination proposal or related proposals; and (iii) against any proposal, action or agreement that would reasonably be expected to impede, frustrate, or prevent the Merger or the satisfaction of any of the conditions thereto. Each such investor is further expected to represent and agree that such investor has not entered into, and will not enter, any agreement that would restrict, limit or interfere with the voting agreement made in the Support Agreement.

Embark Holders Support Agreement

In connection with the Merger Agreement, NGA, Embark and certain stockholders of Embark (the “Embark Holders”) entered into the Company Holders Support Agreement (the “Embark Holders Support Agreement”) pursuant to which the Embark Holders each agreed to (i) vote his, her or its shares of Embark common stock in favor of the approval and adoption of the Business Combination, (ii) not transfer, subject to limited exceptions, any shares of Embark common stock prior to the Closing or termination of the Merger Agreement, (iii) deliver a duly executed counterpart to the Registration Rights Agreement at Closing and (iv) be bound by certain other covenants and agreements related to the Business Combination. The Embark Holders Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

Registration Rights Agreement

In connection with the Closing, NGA will enter into a Registration Rights Agreement with the Sponsor and certain former Embark Holders. The Registration Rights Agreement, subject to the terms thereof, will require Embark

Technology to, among other things, file a resale shelf registration statement on behalf of the Sponsor and the Embark Holders and their respective permitted transferees within thirty (30) days following the Closing. The Registration Rights Agreement will also provide for certain demand rights and piggyback registration rights in favor of each of the Sponsor and the Embark Holders and their respective permitted transferees, subject to customary underwriter cutbacks. Embark Technology will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

Subscription Agreements

In connection with the execution of the Merger Agreement, NGA and Embark entered into separate Subscription Agreements with a number of PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and NGA agreed to sell to the PIPE Investors, an aggregate of 16,000,000 shares of Embark Technology Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $160 million, in the PIPE Financing. Also in connection with the execution of the Merger Agreement, and pursuant to the Forward Purchase Agreements, the FPA PIPE Investors agreed to purchase, and NGA agreed to sell to the FPA PIPE Investors, an aggregate of 4,000,000 units of NGA, consisting of one share of Embark Technology Class A Common Stock and one-sixth of a warrant (the “PIPE Units”), for a purchase price of $10.00 per unit and an aggregate purchase price of $40 million, in the PIPE Financing.

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements and PIPE Units pursuant to the Forward Purchase Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. The purpose of the PIPE Financing is to raise additional capital for use by Embark Technology following the Closing.

Pursuant to the Subscription Agreements and as required by the Forward Purchase Agreements, NGA agreed that, within 15 business days after the consummation of the Business Combination, Embark Technology (formerly NGA) will file with the SEC a registration statement registering the resale of the PIPE Shares and the Embark Technology Class A Common Stock and warrants underlying the PIPE Units (the “PIPE Resale Registration Statement”), and will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 120th calendar day if the SEC notifies Embark Technology that it will “review” the PIPE Resale Registration Statement) following the Closing and (ii) the 10th business day after the date Embark Technology is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The PIPE Investors and FPA PIPE Investors include Canada Pension Plan Investment Board (CPP Investments), Knight-Swift Transportation, Mubadala Capital, Sequoia Capital, Data Collective (also known as DCVC), and Tiger Global Management, together with the NGA management team and its associated institutional investors.

NGA’s Board of Directors’ Reasons for the Business Combination

After careful consideration, the NGA Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. For more information about NGA’s reasons for the approval of the Business Combination and the recommendation of the NGA Board, see the section entitled “Proposal No. 1—The Business Combination Proposal—NGA Board’s Reasons for the Approval of the Business Combination.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of the NGA Board to vote in favor of the Business Combination, NGA stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of NGA’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other NGA stockholders generally. NGA’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and in recommending to NGA’s stockholders that they approve the Business Combination. NGA’s stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

●	the fact that the Sponsor (holds 6,686,667 private placement warrants acquired at a purchase price of $10,030,000 and may acquire up to an additional 2,000,000 private placement warrants for an additional purchase price of up to $3,000,000, which, if unrestricted and freely tradable, would be valued at approximately $ (or up to $ if such additional warrants are acquired) based on the closing price of NGA’s public warrants of $ per warrant on , 2021 (but which are subject to a lock-up and not freely tradable for a period of 30 days following the closing of the Business Combination), all of which would expire worthless if a business combination is not consummated;
●	the fact that the Sponsor paid an aggregate of $25,000 for the Founder Shares, up to 9,956,975 of which will be retained by Sponsor following certain forfeitures immediately prior to Closing that the Sponsor agreed to in the Sponsor Support Agreement, which if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of NGA Common Stock of $ per share on , 2021 (but which are subject to a lock-up and not freely tradable for a period of up to one year following the closing of the Business Combination), which shares would be worthless if a business combination is not consummated;
●	the fact that NGA’s independent directors collectively invested $ to acquire interests in Sponsor that entitle such directors to receive a distribution from Sponsor, following an initial business combination, of (i) private placement warrants which, if unrestricted and freely tradable, would be valued at approximately $ based on the closing price of NGA’s public warrants of $ per warrant on 2021 (but which are subject to a lock-up and not freely tradable for a period of 30 days following the closing of the Business Combination), which warrants will expire worthless if a business combination is not consummated and (ii) Founder Shares, which, if unrestricted and freely tradable, would be valued at approximately $ based on the closing price of NGA’s Common Stock of $ per share on , 2021 (but which are subject to a lock-up and not freely tradable for a period of up to one year following the closing of the Business Combination), which shares would be worthless if a business combination is not consummated;
●	the fact that the Sponsor and NGA’s officers and directors have agreed not to redeem any of the shares of NGA Common Stock held by them in connection with a stockholder vote to approve the Business Combination;
●	the anticipated continuation of Mr. Ian Robertson as director of Embark Technology after the consummation of the Business Combination;
●	the fact that the Sponsor and NGA’s officers and directors will lose their entire investment in NGA if NGA fails to complete an initial business combination by January 15, 2023;
●	the fact that if the Trust Account is liquidated, including in the event that NGA fails to complete an initial business combination by January 15, 2023, the Sponsor has agreed to indemnify NGA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share by the claims of any target business to which NGA has any obligations or any third party for services rendered or products sold to NGA (except as to any indemnification claims of the underwriters in the NGA IPO against certain liabilities, including liabilities under the Securities Act), unless such target business or third party has executed a waiver of all rights to seek access to the Trust Account; and
●	the fact that NGA’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement;
●	the fact that certain investors in the Sponsor have invested and may invest in, and NGA’s officers and directors are or may elect to become officers or directors of, additional special purpose acquisition companies, which may place competing demands on the time and attention of, and create additional conflicts of interest for, such persons in the event that the Business Combination is not consummated; and
●	the fact that the Sponsor will enter into the Registration Rights Agreement at Closing.

Redemption Rights

Under the NGA Existing Charter, public holders of NGA public shares may elect to have their NGA public shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination (including interest net of taxes payable), by (b) the total number of NGA public shares (the “Redemption Payment”); provided that NGA will not redeem any shares of NGA Common Stock to the extent that such redemption would result in NGA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. As of            , 2021, the Redemption Payment would have amounted to approximately $10.00 per share.

If a holder exercises its redemption rights, then such holder will be exchanging its NGA public shares for cash and, in respect of such shares, will not participate in future growth of Embark Technology, if any. Such a holder will be entitled to receive cash for its shares of NGA Common Stock only if it properly demands redemption and delivers its shares (either physically or electronically) to NGA’s transfer agent in accordance with the procedures described herein. For more information about Redemption Rights and the procedures to be followed if you wish to redeem your shares for cash, see the section entitled “Special Meeting of NGA—Redemption Rights.”

Ownership of Embark Technology following Business Combination

As of the date of this proxy statement/prospectus, there are 51,750,000 shares of NGA Common Stock issued and outstanding, which includes the 10,350,000 Sponsor Founder Shares and 41,400,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 20,486,667 warrants, which includes the 6,686,667 private placement warrants held by the Sponsor and the 13,800,000 public warrants. Each whole warrant entitles the holder thereof to purchase one share of NGA Common Stock and will entitle the holder thereof to purchase one share of Embark Technology Class A Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the NGA fully diluted share capital would be 72,236,667.

It is anticipated that, following the Business Combination, (1) NGA’s public stockholders are expected to own approximately 8.6% of the outstanding Embark Technology Common Stock, (2) Embark Stockholders are expected to own approximately 85.1% of the outstanding Embark Technology Common Stock, (3) PIPE Investors (excluding the Sponsor) are expected to own approximately 4.2% of the outstanding Embark Technology Common Stock and (4) the Sponsor is expected to own approximately 2.1% of the outstanding Embark Technology Common Stock (including shares held as a result of Sponsor’s participating in the PIPE Financing). These percentages assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) (a) the vesting of all shares of Embark Technology Common Stock received in respect of Embark Technology RSUs and (b) the vesting and exercise of all Embark Technology Options for shares of Embark Technology Common Stock, and (iii) the consummation of the Business Combination and the PIPE Financing. If the actual facts are different from these assumptions, the percentage ownership set forth below will be different.

The following table illustrates varying ownership levels in Embark Technology immediately following the consummation of the Business Combination based on the assumptions above.

	Assuming No		Assuming Maximum		Assuming Full
	Redemptions		Redemptions(1)		Redemptions(2)
	(Shares)%		(Shares)%		(Shares)%
Embark stockholders(3)	407,323,835	85.1%	407,323,835	91.2%	407,323,835	93.1
NGA public stockholders	41,400,000	8.6	9,499,166	2.1	—	—
PIPE Investors	20,000,000	4.2	20,000,000	4.5	20,000,000	4.6
Sponsor	9,956,976	2.1	9,956,976	2.2	9,956,976	2.3
Total	478,680,811	100%	446,779,977	100%	437,280,811	100.0
(1)

This presentation assumes that NGA public stockholders holding 31,900,834 of NGA’s public shares exercise their redemption rights and that such shares are redeemed for their pro rata share ($10.00 per share) of the funds in the Trust Account for aggregate redemption proceeds of approximately $319.0 million.

(2)

This presentation assumes that NGA stockholders holding 41.4 million Public Shares will exercise their redemption rights at a value of $10.00 per share for $414.0 million of funds in the Trust Account, or additional cash funds as may be needed, to the extent the Trust Account does not have adequate funds.

(3)

Includes 3,571,428 shares expected to be issued to Convertible note holders at the Effective Time of the Merger for outstanding notes payable and 510,956 shares expected to be issued to warrant holders at the Effective Time of the Merger for vested warrants, and excludes 1,627,819 shares expected to be issued to holders of early exercised shares, which are not considered as outstanding from an accounting standpoint as they are not vested as of the merger consummation date.

Board of Directors of Embark Technology Following the Business Combination

Upon consummation of the Business Combination, the Embark Technology Board will include seven (7) directors, one (1) of which will be the chief executive officer of Embark Technology, one (1) of which will be designated for nomination by mutual agreement of the Sponsor and Embark, one (1) of which will be designated for nomination by the Sponsor and five (5) of which will be designated for nomination by Embark (        of which will be independent). The Embark Technology Board will be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

Appraisal Rights

Appraisal rights are not available to holders of shares of NGA Common Stock or NGA warrants in connection with the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, NGA will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Embark issuing shares for the net assets of NGA, accompanied by a recapitalization. The net assets of NGA will be recognized at fair value (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.

Regulatory Approval

Completion of the Business Combination is subject to regulatory approval under the HSR Act. NGA and Embark agreed to use their reasonable best efforts to obtain required regulatory approval and to request early termination of any waiting period under the HSR Act. NGA and Embark filed Notification and Report Forms with the Antitrust Division and the FTC on July 7, 2021. The regulatory approval to which completion of the Business Combination is subject is described in more detail in the section entitled “Proposal No. 1 — The Business Combination Proposal — Regulatory Approval” of this proxy statement/prospectus.

Other Proposals

In addition to the Business Combination Proposal, the following is a summary of the proposals to be submitted at the Special Meeting:

●	Proposal No. 2 — Charter Proposals — to consider and vote upon the following eight separate proposals to approve the Embark Technology Charter:
(A)	Charter Proposal 2.A — to authorize the change in the authorized capital stock of NGA from 100,000,000 shares of NGA Common Stock and 1,000,000 shares of NGA Preferred Stock, to shares of Embark Technology Class A Common Stock, shares of Embark Technology Class B Common Stock and Embark Technology shares of preferred stock;
(B)	Charter Proposal 2.B — to authorize the dual-class capital structure and provide that holders of shares of Embark Technology Class A Common Stock will be entitled to one vote per share on all matters to be voted upon by the holders thereof, and holders of Embark Technology Class B Common Stock will be entitled to ten votes per share on all matters to be voted upon by the holders thereof;

(C)	Charter Proposal 2.C — to provide that Embark Technology’s board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term;
(D)	Charter Proposal 2.D — to provide that (i) after the Trigger Date and until the Sunset Date, a director of Embark Technology may be removed, with or without cause, only upon the affirmative vote of a holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors and (ii) during any other period, including prior to the Trigger Date and after the Sunset Date, directors may be removed only for cause and only by holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors;
(E)	Charter Proposal 2.E — to provide that (i) following the Trigger Date and until the Sunset Date, all vacancies on the board of directors, however created, may only be filled by the affirmative vote of holders of at least a majority of the voting power of the outstanding Embark Technology Common Stock entitled to vote in an election of directors and (ii) for any other period, including prior to the Trigger Date and after the Sunset Date, any director vacancy may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum;
(F)	Charter Proposal 2.F — to provide that the amendment of certain provisions of the Embark Technology Charter will require (i) prior to the Trigger Date, the affirmative vote of holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class and then (ii) on or after the Trigger Date, the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding Embark Technology Common Stock voting together as a single class;
(G)	Charter Proposal 2.G — to provide that any amendment to the Embark Technology Bylaws will require (i) prior to the Trigger Date, the affirmative vote of holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class, (ii) after the Trigger Date but prior to the Sunset Date, the affirmative vote of holders of at least a majority of the total voting power of the outstanding Embark Technology Common Stock entitled to vote on the election of directors voting together as a single class and (iii) after the Sunset Date, the affirmative vote of holders of at least two-thirds of the voting power of the then outstanding Embark Technology Common Stock entitled to vote in an election of directors, voting as a single class; and
(D)

Charter Proposal 2.H —  to authorize all other changes in connection with the replacement of the NGA Existing Charter with the Embark Technology Charter in connection with the consummation of the Business Combination (a copy of which is attached to this proxy statement/prospectus as Annex C), including (1) changing the corporate name from “Northern Genesis Acquisition Corp. II” to “Embark Technology, Inc.,” (2) making Embark Technology’s corporate existence perpetual, (3) electing not to be governed by Section 203 of the DGCL following the Trigger Date and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, except that the modified restrictions provide that the Embark Founders and their permitted transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions; provided that, prior to the Trigger Date, Section 203 of the DGCL shall govern such transactions and (4) removing certain provisions related to NGA’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination and certain other changes that the NGA Board deems appropriate for a public operating company, all of which NGA’s board of directors believes are necessary to adequately address the needs of Embark Technology after the Business Combination;

●	Proposal No. 3 — The Director Election Proposal — to consider and vote upon a proposal, assuming the Business Combination Proposal and the Charter Proposals are approved, to elect seven directors who, upon consummation of the Business Combination, will be the directors of Embark Technology;
●	Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve for purposes of complying with the applicable provisions of NYSE Listed Company Manual Rule 312.03, the issuance of (a) Embark Technology Class A Common Stock to the PIPE Investors, including the FPA PIPE Investors, pursuant to the PIPE Financing and (b) Embark Technology Class A Common Stock and Embark Technology Class B Common Stock to the Embark Stockholders pursuant to the Merger Agreement;

●	Proposal No. 5 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve and adopt the Embark Technology 2021 Plan, a copy of which is attached to this proxy statement/prospectus as Annex E);
●	Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve and adopt the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex F; and
●	Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting will be held at      a.m., Eastern time, on ,      2021, via live webcast at      , or such other date, or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the Proposals.

Voting Power; Record Date

Holders of NGA Common Stock will be entitled to vote or direct votes to be cast at the virtual Special Meeting if you owned shares of NGA Common Stock at the close of business on ,      2021, which is the record date for the Special Meeting (the “Record Date”). You are entitled to one vote for each share of NGA Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were       shares of NGA Common Stock outstanding in the aggregate, of which       were NGA public shares       and were Founder Shares held by the Sponsor.

Proxy Solicitation

Proxies may be solicited by mail. NGA has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies. If an NGA stockholder grants a proxy, it may still vote its shares online if it revokes its proxy before the Special Meeting. An NGA stockholder may also change its vote by submitting a later dated proxy as described in the section entitled “Special Meeting of NGA — Revoking Your Proxy.”

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of NGA stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if holders of a majority of the outstanding shares of NGA Common Stock entitled to vote thereat attend virtually or are represented by proxy at the Special Meeting. NGA will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present.

The approval of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of NGA Common Stock entitled to vote thereon at the Special Meeting. The Business Combination Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal, and the Adjournment Proposal require the affirmative vote (online or by proxy) of the holders of a majority of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting.

The approval of the Director Election Proposal requires the affirmative vote (online or by proxy) of a plurality of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting. This means that the seven director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors.

For purposes of approval, failure to vote or an abstention will have no effect on the Business Combination Proposal, the Director Election Proposal, the Incentive Award Proposal, the ESPP Proposal and the Adjournment Proposal. Under the current rules and interpretive guidance of the NYSE, failure to vote or an abstention from voting on the Stock

Issuance Proposal will have the same effect as a vote “AGAINST” the approval of this proposal. It will also have the same effect as a vote “AGAINST” the Charter Proposals.

As of the record date, NGA had 51,750,000 shares of NGA Common Stock issued and outstanding, 10,350,000 of which are Founders Shares held by the Sponsor. The Sponsor has agreed to vote such Founders Shares in favor of all proposals. Assuming all holders that are entitled to vote on such matters vote all of their NGA Common Stock in person or by proxy, 25,875,001 shares, of which 15,525,001 shares (or 37.5% of the public shares) are not subject to the Sponsor Support Agreement, will need to be voted in favor of each of the Charter Proposals, Business Combination Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, and the Adjournment Proposal in order to approve each such proposal.

Recommendation to NGA Stockholders

The NGA Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are fair to and in the best interest of the NGA stockholders and unanimously recommends that the NGA stockholders vote (i) “FOR” the Business Combination Proposal, (ii) “FOR” each of the Charter Proposals, (iii) “FOR” the Director Election Proposal, (iv) “FOR” the Stock Issuance Proposal, (v) “FOR” the Incentive Award Plan Proposal, (vi) “FOR” the ESPP Proposal, and (vii) “FOR” the Adjournment Proposal, if presented.

When you consider the recommendation of the NGA Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as NGA stockholders, the Sponsor and certain of NGA’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a NGA stockholder. For more information about the interests of certain persons in the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination — Interests of Certain Persons in the Business Combination.”

Risk Factors

In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the Annexes, and especially consider the factors discussed in the section entitled “Risk Factors.”

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Embark Technology’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of NGA’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

MARKET PRICE AND DIVIDEND INFORMATION

NGA units, shares of common stock and public warrants are currently listed on the New York Stock Exchange under the symbols “NGAB.U” and “NGAB” and “NGAB.WS,” respectively.

The most recent closing price of the NGA units, NGA Common Stock as of June 22, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $10.42 and $9.88, respectively. There was no trading of the warrants prior to June 24, 2021. As of            , 2021, the Record Date for the Special Meeting, the most recent closing price for each unit, common stock and redeemable warrant was $      , $      and $      , respectively.

Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of NGA’s securities could vary at any time before the Business Combination.

Holders

As of            , 2021, there was one holder of record of our units, two holders of record of our common stock, one holder of record of our public warrants, and one holder of record of our private placement warrants. See “Beneficial Ownership of Securities.”

Dividend Policy

NGA has not paid any cash dividends on its shares of NGA Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of Embark Technology subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of Embark Technology’s board of directors. NGA’s board of directors is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that Embark Technology’s board of directors will declare any dividends in the foreseeable future. Further, the ability of Embark Technology to declare dividends may be limited by the terms of financing or other agreements entered into by Embark Technology or its subsidiaries from time to time.

RISK FACTORS

An investment in Embark Technology, and the proposed Business Combination between Embark and NGA, each involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this proxy statement/prospectus, including the financial statements and the related notes appearing at the end of this proxy statement/prospectus, before deciding how to vote your shares of NGA Common Stock with respect to the Business Combination, and in deciding whether to cause your shares of NGA Common Stock to be redeemed in connection with the Business Combination. Additional risks and uncertainties, that NGA and Embark do not presently consider to be material or of which NGA and Embark are not presently aware, also may become important factors that affect the business, results of operations or financial condition of NGA or Embark, or the likelihood or effects of the Business Combination, that may materially and adversely affect the investment of NGA stockholders prior to and following the Business Combination or in the event that the Business Combination does not occur. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Summary of Risk Factors

The following is a summary of principal risks to which (i) the Embark Technology business, operations and financial performance and (ii) NGA and the Business Combination are subject. Each of these risks is more fully described in the individual risk factors immediately following this summary.

Risks Related to the Business, Operations and Financial Performance of Embark

●	Autonomous driving is an emerging technology and involves significant risks and uncertainties.
●	Embark has a limited operating history and an unproven business model in a new market and faces significant challenges as its industry is rapidly evolving.
●	Embark’s technology may raise safety or other automation-related concerns causing it to fail to gain acceptance from users and other stakeholders in the freight transportation industry.
●	Embark’s autonomous driving technology and related hardware and software could have undetected defects, errors or bugs in hardware or software.
●	The operation of autonomous semi-trucks may be unfamiliar to Embark’s users and other road users.
●	Embark operates in a highly competitive market and some market participants have substantially greater resources. Embark competes against a large number of both established competitors and new market entrants.
●	Disruptions to the trucking industry, including changes in transportation and shipping infrastructure, could adversely impact Embark’s business and operating results.
●	Embark’s business model depends on acceptance of its technology by third-party carriers and shippers and Embark’s existing relationships with key business partners.
●	Embark relies on third-party suppliers and because some of the key components in Embark’s systems come from limited or sole sources of supply, Embark is susceptible to supply shortages, long lead times for components, and supply changes, or system unavailability, any of which could disrupt its supply chain and could delay deliveries of Embark’s products to users.
●	Embark’s approach of creating a manufacturer-agnostic product exposes it to the risk of exclusive competitor partnerships and other challenges that limit integration of its technology to products of multiple OEMs.
●	Embark is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future.

●	Embark expects to engage in resource-intensive R&D and commercialization activities for the foreseeable future, which may require it to raise additional funds and these funds may not be available to Embark on attractive terms when it needs them, or at all.
●	Embark may be subject to risks associated with potential future strategic alliances, partnerships, investments or acquisitions, all of which could divert management’s attention, result in Embark incurring significant costs or operating difficulties and dilution to its stockholders, disrupt its operations and adversely affect its business, results of operations or financial condition.
●	The forecast of Embark’s operating and financial results relies in large part upon assumptions and analyses developed by its management team. If these assumptions or analyses prove to be incorrect, Embark’s actual operating results may be materially different from its forecasted results.
●	Embark depends on the experience and expertise of its senior management team, technical engineers, and certain key employees.
●	Embark has experienced rapid growth in recent periods and expects to continue to invest in its growth for the foreseeable future. If Embark fails to manage its growth effectively, it may be unable to execute its business plan, maintain high levels of service, or adequately address competitive challenges.
●	Embark’s management team has limited experience managing a public company.
●	Embark may be subject to breach of contract, product liability or warranty claims and other legal proceedings in the ordinary course of business that could result in significant direct or indirect costs, including reputational harm, increased insurance premiums or the need to self-insure.
●	OEMs and their suppliers may experience significant delays in the manufacture and launch of Embark- enabled autonomous semi-trucks, which could harm Embark’s business and prospects.
●	If Embark’s autonomous vehicle technologies fail to perform as expected, are inferior to those of its competitors, or are perceived as less safe or more expensive than those of its competitors or non-autonomous vehicles, Embark’s financial performance and prospects would be adversely impacted.
●	The Embark Founders are expected to have control over all stockholder decisions because they control a substantial majority of Embark’s voting power through “high vote” voting stock.
●	Pandemics and epidemics, including the ongoing COVID-19 pandemic, natural disasters, terrorist activities, political unrest, and other outbreaks could have a material adverse impact on Embark’s business.
●	Embark has identified deficiencies that together constitute a material weakness in its internal control over financial reporting as of December 31, 2019 and 2020. If Embark fails to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Embark.
●	As a private company, Embark has not been required to establish and maintain public company-quality internal control over financial reporting.
●	Embark holds no patents on its products, and it may not be successful in its planned patent applications. Embark employs proprietary technology (know-how) and information that may be difficult to protect.
●	Embark may become subject to litigation brought by third parties claiming infringement, misappropriation or other violation by Embark of their intellectual property rights.
●	Embark utilizes open source software, which may pose particular risks to its proprietary software, technologies, products, and services in a manner that could harm its business.

●	Embark is exposed to, and may be adversely affected by, interruptions to its information technology systems and networks and sophisticated cyber-attacks.
●	Embark collects, processes, transmits, and stores personal information in connection with the operation of its business and is subject to various data privacy and consumer protection laws.
●	Embark operates in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on Embark’s business.
●	The trucking industry is subject to economic, business and regulatory factors that are largely beyond Embark’s and its partners’ control, any of which could have a material adverse effect on the operations of its partners and ultimately on Embark.

Risks Related to NGA and the Business Combination

●	NGA’s limited operating history.
●	Past performance by members of NGA’s management team may not be indicative of an ability to complete a business combination or of future performance of an investment in Embark Technology.
●	The Sponsor and certain of NGA’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of the NGA stockholders generally, and NGA’s officers and directors may have conflicts that could have a negative impact on NGA’s ability to complete the Business Combination.
●	The ability of the Sponsor to influence certain actions requiring a stockholder vote, including the approval of the Business Combination.
●	NGA’s inability to complete the Business Combination or to arrange another initial business combination prior to January 15, 2023.
●	NGA stockholders’ limited rights or interests in funds from NGA’s Trust Account.
●	NGA’s due diligence investigation of Embark and factors affecting its business may not surface all material issues.
●	Embark Technology’s results of operations may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.
●	The consummation of the Business Combination is subject to certain material conditions, some of which are outside the control of NGA and Embark.
●	Each of NGA and Embark may be obligated to close the Business Combination notwithstanding the occurrence of certain events or circumstances that have a material adverse effect on the other party and the combined enterprise.
●	NGA or Embark may waive one or more of the conditions to the Business Combination set forth in the Merger Agreement, resulting in the consummation of the Business Combination notwithstanding divergence from assumptions on which the Business Combination was evaluated and approved.
●	The dual-class structure of Embark Technology’s Common Stock will have the effect of concentrating voting power with the Embark Founders which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.
●	Anti-takeover provisions in the Embark Technology Charter and the Embark Technology Bylaws to be effective upon consummation of the Business Combination could delay or prevent a change of control.

●	The fact that NGA does not have a specified maximum redemption threshold may make it difficult or impossible for NGA to consummate the Business Combination.
●	If NGA stockholders fail to comply with the redemption requirements specified herein, they will not be entitled to redeem their NGA Common Stock for a pro rata portion of the funds held in the NGA Trust Account.
●	If third parties bring claims against NGA, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by NGA stockholders may be less than $10.00 per share.
●	The securities in which NGA invests the funds held in the NGA Trust Account could bear a negative rate of interest.

Risks Related to Embark’s Technology, Business Model, and Industry

Autonomous driving is an emerging technology and involves significant risks and uncertainties.

Embark’s autonomous vehicle technology is highly dependent on internally-developed technology as well as on partnerships with third parties that could include semi-truck OEMs, carriers and other suppliers. Embark develops and integrates its autonomous driving technology and works with OEMs and other suppliers to develop autonomous driving technology hardware.

While Embark’s autonomous driving technology, including the Embark Universal Interface, Embark Driver and Embark Guardian is designed to be compatible with all major OEM platforms, Embark does not control many aspects of semi-truck production. The timely development and performance of its autonomous driving programs is dependent on the materials, cooperation, and quality delivered by OEMs and other production stakeholders. Embark’s technology is designed to interface with systems and components outside of its design and production control, including those related to braking, steering and gear shifting. There can be no assurance that those applications can be developed and validated at the high reliability standard required L4 autonomous driving in a cost-effective and timely manner. Embark’s dependence on OEMs exposes it to the risk that components manufactured by OEMs or other suppliers could contain defects that would cause Embark’s autonomous driving technology to not operate as intended.

In addition, Embark’s autonomous driving technology may be implemented to complement the infrastructure used by its shipper and/or carrier partners, and an appropriate implementation will require the cooperation of these partners. A failure of a shipper or carrier partner to provide required information, resources or other support may slow or compromise aspects of its technology either in the implementation phase or operationally.

Although Embark believes that its algorithms, data analysis and processing, and artificial intelligence technology are promising, it cannot assure you that its technology will achieve the necessary reliability for L4 autonomy at commercial scale. For example, Embark is always improving its technology in terms of handling non-compliant driving behavior by other cars on the road as well as other real world conditions. There can be no assurance that Embark’s data analytics and artificial intelligence could predict every single potential issue that may arise during the operation of its technology.

Embark currently directly operates a small R&D fleet of trucks to further develop its autonomous driving technology and demonstrate its technology. To date, all of Embark’s autonomous miles driven have been “driver in.” There can be no assurance that Embark will successfully transition to “driver out” operations on its expected schedule or that its R&D fleet will successfully develop and/or prove out its autonomous driving technology.

Embark has a limited operating history and an unproven business model in a new market and faces significant challenges as its industry is rapidly evolving. Its prospects may be considered speculative and any failure to commercialize its strategic plans would have an adverse effect on its operating results and business, harm its reputation and could result in substantial liabilities that exceed its resources.

Embark commenced operations in 2016 and launched its Partner Development Program in April 2021, a program to bring together leading shippers and carriers to work on autonomous trucking technology. Embark’s business model relies on the adoption of its autonomous vehicle technology by its partner carriers and the continued cooperation of OEMs with its universal interface. While Embark believes this model is an efficient way to develop and implement its technology, its business model is unproven and there can be no assurance that an alternative model adopted by its competitors in the autonomous vehicle space will not prove superior. In addition, the market for autonomous vehicle technology is rapidly evolving.

You should consider Embark’s business and prospects in light of the risks and challenges it faces as a new entrant into a novel industry, including, among other things, with respect to its ability to:

●	navigate an evolving and complex regulatory environment and product liability regime;
●	design, outfit, and produce safe, reliable, and quality L4 autonomous semi-trucks equipment with its OEM partners on an ongoing basis;
●	improve and enhance its software and autonomous technology;
●	design, and develop software and technology in a timely manner;
●	establish and expand its user base among shippers and carrier partners;
●	successfully market its other products and services;
●	properly price its products and services;
●	improve and maintain operational efficiency;
●	maintain a reliable, secure, high-performance, and scalable technology infrastructure;
●	attract, retain, and motivate talented employees;
●	enter into successful strategic relationships with carriers, OEMs and shippers;
●	protect its intellectual property;
●	keep its technology secure and compliance with data privacy and cybersecurity requirements;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and
●	build a well-recognized and respected brand.

If Embark fails to address any of these risks and challenges, its business may be materially and adversely affected and Embark may be forced to alter its business model in ways that are difficult to predict, including by providing direct service to shippers or reevaluating its relationships with OEMs. There are also a number of additional challenges to L4 autonomous driving, many of which are not within Embark’s control, including market acceptance of autonomous driving, governmental licensing requirements, concerns regarding data security and privacy, actual and threatened litigation (whether or not a judgment is rendered against Embark), and any general negative perceptions regarding autonomous vehicle technology due to safety, security, job displacement or other reasons. There can be no assurance that the market will accept Embark’s technology, in which case its future business, results of operations and financial condition could be adversely affected.

To implement Embark’s business plan additional capital may be required beyond the amount raised to date and on a combined basis following the proposed Business Combination. Furthermore, the implementation of a new business model (or an alternative business model) in an evolving industry poses a number of challenges, many of which are beyond Embark’s control, including unknown future challenges and opportunities, substantial risks and expenses in the course of entering new markets and undertaking marketing activities. The likelihood of Embark’s success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which it operates. There is, therefore, substantial uncertainty as to whether Embark’s business plan will prove successful, and it may not be able to generate significant revenue, raise additional capital, or operate profitably. Embark will continue to encounter risks and difficulties frequently experienced by early stage commercial companies, including scaling up infrastructure and headcount, and may encounter unforeseen expenses, difficulties, or delays in connection with its growth. While Embark’s business model is designed to be minimally capital intensive, there can be no assurance that its expectation regarding future capital requirements will be correct.

Embark’s technology may raise safety or other automation-related concerns causing it to fail to gain acceptance from users and other stakeholders in the freight transportation industry.

Demand for autonomous driving technology depends to a large extent on general, economic, political, and social conditions in a given market. The market opportunities Embark is pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for its solutions, or the future growth of the markets in which Embark operates. Despite the fact that the automotive industry has engaged in considerable effort to research and test L2 and L3 autonomous cars, Embark technology targeting L4 autonomous semi-trucks requires significant investment and may never be commercially successful on a large scale, or at all. Embark relies on its existing partnerships with carriers and shippers, as well as its ability to develop new partnerships, to implement its autonomous vehicle technology. If carriers fail to embrace Embark’s technology or cost pressure and current labor markets change in the future, its technology may not become adopted by enough carriers to make Embark’s business model commercially viable. In addition, Embark may rely on OEM manufacturer adoption of certain software and/or hardware requirements to operate profitably which may not occur, or occur in part or on a longer time frame than Embark anticipates.

Further, even if Embark succeeds in operating at commercial scale, because of the disruptive nature of its business to the freight transportation industry, key industry participants may not accept its technology, may develop competing services or may otherwise seek to subvert its efforts. For example, autonomous semi-trucks might displace individual semi-truck drivers and small fleet owners. Labor unions, workforce activists, regulators or political leaders may also raise concerns about autonomous semi-trucks displacing drivers or otherwise negatively affecting employment opportunities, as has been the case in other industries that have been subject to automation. This has in the past resulted, and could in the future result, in negative publicity, lobbying efforts to U.S. local, state, and federal, lawmaking authorities, or equivalent authorities in the foreign jurisdictions in which Embark seeks to do business, to implement legislation or regulations that make it more difficult to operate its business or boycotts of it or its users. While Embark is primarily focused on the domestic U.S. market, any future operations in foreign jurisdictions would require Embark to address complex, evolving and unique regulatory regimes and implicate political questions regarding the national interest of such countries in their domestic shipping industry. Any such occurrences could materially harm Embark’s future business.

Additionally, regulatory, safety, and reliability issues, or the perception thereof, many of which are outside of Embark’s control, could also cause the public or its potential partners and users to lose confidence in autonomous solutions in general. The safety of such technology depends in part on user interaction and users, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For example, there have been several crashes involving automobiles using other autonomous driving technology resulting in death or personal injury, including both fully autonomous vehicles and vehicles where autopilot features are engaged. Even though these incidents were unrelated to Embark’s technology, such cases resulted in significant negative publicity and, in the future, could result in suspension or prohibition of self-driving vehicles. If safety and reliability issues for autonomous driving technology cannot be addressed properly, Embark’s business, prospects, operating results, and financial condition could be materially harmed.

Embark’s autonomous driving technology and related hardware and software could have undetected defects, errors or bugs in hardware or software which could create safety issues, reduce market adoption, damage its reputation with current or prospective users, result in product recalls or other actions, or expose it to product liability and other claims that could materially and adversely affect its business.

Embark’s autonomous driving technology is highly technical and very complex, and has in the past and may in the future experience defects, errors or bugs at various stages of development. Embark may be unable to timely correct problems to its partners’ and users’ satisfaction. Additionally, there may be undetected errors or defects especially as it introduces new systems or as new versions are released. These risks are particularly significant in the freight transport market given the high potential value of each load, as any such errors or defects could result in costly delays or losses, leading to the delay or prevention of the adoption of autonomous driving technology in trucks.

There can be no assurance that Embark will be able to detect and fix any defects in its products prior to their sale to or installation for customers. Errors or defects in Embark’s products may only be discovered after they have been tested, commercialized, and deployed. If that is the case, Embark may incur significant additional development costs and product recall, repair or replacement costs, or liability for personal injury or property damage caused by such errors or defects, as these issues could result in claims against it. Embark’s reputation or brand may be damaged as a result of these problems and users may be reluctant to use its services, which could adversely affect its ability to retain existing users and attract new users, and could materially and adversely affect its financial results.

In addition, Embark could face material legal claims for breach of contract (e.g. with one or more of its partners), product liability, tort or breach of warranty, or be required to indemnify others, as a result of these problems. Any such lawsuit may cause irreparable damage to Embark’s brand and reputation. In addition, defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of Embark and its services. Additionally, Embark is operating in an emerging market with an undefined insurance liability framework and evolving expectations regarding indemnifications obligations. As the market terms for indemnification and insurance are established, they may develop in ways that are adverse to Embark. Embark’s business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against Embark and its business could be materially and adversely affected.

The operation of autonomous semi-trucks may be unfamiliar to Embark’s users and other road users.

Embark has developed Embark Driver and Embark Guardian to automate Embark’s carrier partners’ semi-trucks but there can be no assurance that its technology will be perceived to be comparable to non-autonomous semi-trucks by carriers, other drivers or regulators. Embark’s proprietary artificial intelligence (“AI”) and machine vision capabilities are specifically engineered to interface with all major semi-truck OEMs and meet the demands of commercial trucks. In certain instances, these protections may cause the vehicle to behave in ways that are unfamiliar to drivers of non-autonomous driving trucks. For example, semi-trucks equipped with Embark’s L4 technology may adhere to safety rules in a stricter manner than some human drivers may be accustomed to.

Furthermore, there can be no assurance that Embark’s carrier partners will be able to properly adapt to the different operation processes for Embark’s L4 autonomous semi-trucks or that its Embark Universal Interface will continue to be compatible with semi-truck OEMs. For example, carriers may not be able to adapt their business processes to address activities such as the dispatching of trucks, pre-trip inspections, remote monitoring, and rescuing of trucks. Any accidents resulting from such failure to inspect, operate or maintain Embark’s L4 autonomous semi-trucks properly could harm its brand and reputation, result in adverse publicity, and product liability claims, and have a material adverse effect on its business, prospects, financial condition, and operating results.

Embark operates in a highly competitive market and some market participants have substantially greater resources. Embark competes against a large number of both established competitors and new market entrants.

The market for autonomous trucking and freight transport solutions is highly competitive. Many companies are seeking to develop autonomous trucking and delivery solutions. Competition in these markets is based primarily on technology, innovation, quality, safety, service, strategy, reputation, and price. Embark’s future success will depend on its ability to further develop and protect its technology in a timely manner and to stay ahead of existing and new competitors. Embark’s competitors in this market are working towards commercializing autonomous driving technology and may have substantial financial, marketing, research and development, and other resources. Some examples of Embark’s competitors include TuSimple, Waymo, Aurora, and Kodiak.

In addition, the carriers Embark serves operate in a competitive environment and face competition from other trucking companies that use autonomous or non-autonomous trucks, railroads, and air carriers. Traditional shipping fleets and other carriers operating with human drivers are still the predominant operators in the market. Because of the long history of such traditional freight transport companies serving the freight market, there may be many constituencies in the market that would resist a shift towards autonomous freight transport, which could include lobbying and marketing campaigns on a scale that Embark may not be able to successfully oppose, particularly because Embark’s technology will replace human-driven long haul semi-truck miles. In addition, the market leaders in the automotive industry (including the OEMs Embark has designed its technology to interface with) may start, or have already started, pursuing large scale deployment of autonomous vehicle technology on their own. These companies may have more operational and financial resources than Embark. Embark cannot guarantee that it will be able to effectively compete with them. Embark does not know how close these competitors are to commercializing autonomous driving systems.

Furthermore, although Embark believes that its technology is on the leading edge of autonomous vehicle development, many established and new market participants have entered or have announced plans to enter the autonomous vehicle market. Most of the existing participants have significantly greater financial, manufacturing, marketing, and other resources than Embark does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. New entrants may develop or leverage disruptive technology to commercialize their offerings more quickly than Embark. If existing competitors or new entrants are able to commercialize earlier than expected, Embark’s competitive advantage could be adversely affected.

Disruptions to the trucking industry, including changes in transportation and shipping infrastructure, could adversely impact Embark’s business and operating results.

Embark’s business and financial performance are affected by the health of the U.S. truck freight industry, which is reliant on infrastructure maintained by third parties and is affected by risks that are largely out of the control of industry participants.

Embark’s partners may experience capacity constraints due to increased demand for transportation services and decaying highway infrastructure. The 2015 FAST Act highway law that provided funding for infrastructure improvements was set to expire in September 2020, but was extended for an additional year. Bills that would provide significant federal funding to improve and maintain the nation’s deteriorating infrastructure have not been passed. Poor infrastructure conditions and roadway congestion could slow service times, reduce operating efficiency and increase maintenance expense for truck operators. Some states have taken infrastructure funding measures into their own hands and have explored or instituted road-usage programs, truck-only tolling, congestion pricing, and fuel tax increases. In addition, risks including harsh weather or natural disasters, such as hurricanes, tornadoes, fires and floods, global pandemics and acts of terrorism could further damage existing infrastructure. Damage or further deterioration of highway infrastructure could negative impact Embark’s partners and ultimately Embark’s business and operating results by increasing costs associated with truck freight. Similarly, a failure of continued investment in highway infrastructure or a redirection of government investment into rail or ocean freight infrastructure could negatively impact the truck freight industry and ultimately Embark.

Risks Related to Embark’s Dependence on Third Parties

Embark’s business model depends on acceptance of its technology by third-party carriers and shippers including through attracting new customers and retaining existing customers and Embark’s existing relationships with key business partners are subject to non-binding agreements which may be cancelled in the future. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in Embark’s cooperation partners, including the cancellation of existing agreements, or failure to attract and retain customers could harm its business.

Embark does not intend to operate its own freight shipping network and Embark does not produce or sell complete semi-trucks. Accordingly, Embark’s business model depends on carriers and shippers specifying its technology into their new semi-trucks and OEMs continuing to be willing to allow Embark’s technology to be incorporated to their vehicles. The strategic business relationships are and will continue to be an important factor in the growth and success of Embark’s business. Embark has alliances and partnerships with certain such companies in the trucking and automotive industry to help Embark in its efforts to continue to enhance its technology, commercialize its solutions, and drive market acceptance. Embark has growing partnerships with leading carriers, such as Werner Enterprises, Bison Transport and certain shippers such as AB Inbev and will continue to cultivate these partnerships while establishing new ones in the future. There can be no assurance that these relationships will continue or that Embark’s efforts to develop new partnership will be successful. In addition, Embark will also need to identify and negotiate additional relationships with other third parties, such as those who can provide service centers, maintenance, refueling, roadside service, towing, sensor support, and financing services in connection with the build out of Embark’s Transfer Hub network or other aspects of its business. While Embark is pursuing partnerships with truck facility operators and expects to partner with other facility owners and real estate developers to build out its Transfer Hub network, there can be no assurance that these partnerships will continue or prove successful. Embark may not be able to successfully identify and negotiate definitive agreements with these third parties to provide the services Embark would require on terms that are attractive or at all, which would cause Embark to incur increased costs to develop and provide these capabilities.

Collaboration with these third parties is subject to risks, some of which are outside Embark’s control. Third parties may be unwilling to deepen a contractual partnership beyond the exploratory stage, may include onerous provisions or demand exclusivity or pricing concessions that would negatively impact Embark’s business model or growth. Embark could experience delays to the extent its partners do not meet agreed upon timelines or experience capacity constraints. Embark could also experience disagreement in budget or funding for any joint development project, including its Transfer Hubs. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property rights. Embark’s ability to successfully commercialize could also be adversely affected by perceptions about the quality of its partners’ trucks.

If Embark’s existing partner agreements were to be terminated, Embark may be unable to enter into new agreements on terms and conditions acceptable to Embark. Failure to obtain replacement partners or agreements could delay adoption of Embark’s technology or build out of its Transfer Hub network. Any of the foregoing could adversely affect Embark’s business, results of operations, and financial condition.

Embark relies on third-party suppliers and because some of the key components in Embark’s systems come from limited or sole sources of supply, Embark is susceptible to supply shortages, long lead times for components, and supply changes, or system unavailability, any of which could disrupt its supply chain and could delay deliveries of Embark’s products to users. In addition, any inability of Embark to adequately forecast supply and demand for its products or the manufacturing capacity of its suppliers and partners could result in a variety of inefficiencies in its business and hinder its ability to generate revenue.

Many of the components that are used to outfit semi-trucks with Embark’s autonomous technology are sourced from third-party suppliers. Component parts sourced from third parties include cameras, radars, LiDARs and GPS systems. Embark does not have any experience in managing a large supply chain to manufacture and deliver products at scale. In addition, some of the components come from limited or sole sources of supply. Embark is also dependent on its suppliers’ production timeline for supplying automotive-grade LiDAR at scale. Embark is therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that its suppliers discontinue or modify components used in its technology. In addition, Embark’s agreements with its third party suppliers are non-exclusive and it is reasonably foreseeable that OEM relationships with such suppliers will be non-exclusive in the future. Embark’s suppliers may dedicate more resources to other companies, including Embark’s competitors. Embark may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. Component shortages or pricing fluctuations could be material in the future. In the event of a component shortage, supply interruption, product defect or material pricing change from suppliers of these components, Embark may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources.

In addition, Embark uses the services of certain software suppliers in its technology, such as cloud hosting providers, that Embark relies upon to meet its uptime, data security and other commercial commitments. Developing alternate sources of supply for these components or systems may be time-consuming, difficult, and costly and Embark may not be able to source these services on terms that are acceptable to it, or at all, which may undermine Embark’s ability to meet its requirements or to fill user orders in an appropriate manner.

Any interruption or delay in the supply of any of these parts, components or services, or the inability to obtain these parts, components or services from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect Embark’s ability to meet scheduled technology deliveries to users. This could adversely affect Embark’s relationships with its users and could cause delays in its ability to expand its operations. If Embark is unable to source necessary components for its Embark Universal Interface in quantities sufficient to meet its requirements on a timely basis, or is unable to ensure that OEMs are able to source Embark Universal Interface components, Embark will not be able to have sufficient ability to ensure user demand is met, which may result in users using competitive services instead of Embark’s.

Embark’s approach of creating a manufacturer-agnostic product exposes it to the risk of exclusive competitor partnerships and other challenges that limit integration of its technology to products of multiple OEMs.

While Embark designed its platform, the Embark Universal Interface, with the aim to access the broadest market by allowing carriers and shippers to utilize Embark’s services while still maintaining their OEM of choice, this aim of universality means that Embark’s relationships with OEMs are neither binding nor exclusive. If a competitor chooses to sign an exclusivity agreement with an OEM that prevents Embark from outfitting those manufacturer’s semi-trucks, Embark’s ability to reach production commitments at the intended breadth will be materially and adversely affected. Embark’s potential inability to ensure a particular OEM’s trucks are outfitted with Embark technology may materially and adversely impact its value proposition to shippers’ and carriers’ that utilize or may wish to utilize that OEM’s semi-trucks.

If a competitor comes to a preferential agreement with an OEM that requires the OEM preferentially manufacture semi-trucks for the competitor over Embark-equipped customers, this will put Embark at a competitive disadvantage in terms of its ability to fulfill orders in a timely manner. This will expose Embark to additional risks from manufacturer bottlenecks and component shortages. Any potential delay or interruption in Embark’s ability to ensure demand is met may lead its customers to seek a competitor instead. If changing market conditions dictate Embark to pursue exclusivity or preferential agreements with an OEM manufacturer, there can be no assurance that Embark will be successful in doing so.

OEMs operate in a highly competitive industry that pushes OEMs to constantly make changes to their products. Although, Embark believes that its product can be successfully integrated to semi-trucks of multiple OEMs, changes made by OEMs to their products and other unforeseen technological developments might limit integration of Embark’s platform to products of multiple OEMs or make such integration more difficult. Furthermore, Embark’s model exposes it to differing requirements among OEMs which may require it to expend more resources than competitors that work with a single OEM. Such technological developments may have material and adverse effects of Embark’s business, results of operations, and financial condition.

Embark depends on an international supply chain that is subject to risk of foreign regulatory requirements and trade policy.

Many of the components that Embark requires for outfitting its trucks are sourced from international third-party suppliers. Changes in global political, regulatory and economic conditions, or in laws and policies governing foreign trade, manufacturing, development, and investment in the territories or countries where Embark currently purchases components, could adversely affect its business. The United States has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. A number of other nations have proposed or instituted similar measures directed at trade with the United States in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect Embark’s business. For example, such changes could adversely affect the automotive market, and Embark’s ability to access key components. It may be time-consuming and expensive for Embark to alter its business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to Embark’s Financial Position and Need for Additional Capital

Embark is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future.

Embark incurred net losses of $15.3 million and $21.5 million for the years ended December 31, 2019 and 2020, respectively and has not recognized revenue to date. Embark has successfully shipped freight for shippers and carriers to utilizing its technology and Transfer Hub network but there is no guarantee that Embark’s partnership model will get traction, grow or otherwise be successful or achieve sufficient scale for commercial viability. Embark’s potential profitability is dependent upon a number of factors, many of which are beyond its control.

Embark expects the rate at which it will incur losses to be significantly higher in future periods as Embark:

●	designs, develops, manufactures and implements its Embark Universal Interface;
●	seeks to achieve and commercialize full L4 autonomy for its Embark-equipped semi-trucks;
●	expands its design, development, maintenance, and repair capabilities;
●	responds to competition in the autonomous driving market and from traditional freight transportation providers;
●	responds to evolving regulatory developments in the nascent autonomous vehicle market;
●	increases its sales and marketing activities; and
●	increases its general and administrative functions to support its growing operations following the Transactions.

Because Embark will incur the costs and expenses from these efforts before it receives any incremental revenue, its losses in future periods will be significant. In addition, Embark may find that these efforts are more expensive than it currently anticipates or that these efforts may not result in revenue, which would further increase its losses. In particular, Embark expects to incur substantial and potentially increasing research and development (“R&D”) costs. Embark’s R&D costs were $13.7 million and $18.8 million during the years ended December 31, 2019 and 2020, respectively, and are likely to grow in the future. While Embark expects to operate a small fleet of semi-trucks for purposes of R&D and does not intend to maintain a large scale freight network of Embark-owned semi-trucks, the acquisition and maintenance of semi-trucks is expensive, and changing market conditions may force Embark to alter its business model in the future necessitating a larger fleet. Because Embark accounts for R&D as an operating expense, these expenditures will adversely affect its results to operations in the future. Further, Embark’s R&D program may not produce successful results, and Embark’s new products may not achieve market acceptance, create additional revenue, or become profitable.

Embark expects to engage in resource-intensive R&D and commercialization activities for the foreseeable future, which may require it to raise additional funds and these funds may not be available to Embark on attractive terms when it needs them, or at all. If Embark cannot raise additional funds on attractive terms when it needs them, its operations and prospects could be negatively affected.

The commercialization of technology and Transfer Hub network is expected to require significant capital expenditures. To date, Embark has financed its operations primarily through the issuance of equity securities in private placements. Embark will need to raise additional capital to continue to fund its research and development and commercialization activities and to improve its liquidity position. Embark’s ability to obtain the necessary financing to carry out its business plan is subject to a number of factors, including general market volatility, investor acceptance of its business plan, regulatory requirements, including foreign investment reviews, and the successful development of its autonomous technology. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to Embark.

Embark may raise these additional funds through the issuance of equity, equity related, or debt securities. To the extent that Embark raises additional financing by issuing equity securities or convertible debt securities, stockholders of the combined business may experience substantial dilution, and to the extent Embark engages in debt financing, it may become subject to restrictive covenants that could limit its flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantee and pledge of equity interest in order to extend loans to Embark. Embark cannot be certain that additional funds will be available to it on attractive terms when required, or at all. If Embark cannot raise additional funds when it needs them, its financial condition, results of operations, business, and prospects could be materially adversely affected.

Embark may be subject to risks associated with potential future strategic alliances, partnerships, investments or acquisitions, all of which could divert management’s attention, result in Embark incurring significant costs or operating difficulties and dilution to its stockholders, disrupt its operations and adversely affect its business, results of operations or financial condition.

Although Embark has no current acquisition plans, if appropriate opportunities arise, it may acquire additional assets, products, technology or businesses that are complementary to its existing business. Any future acquisitions and the subsequent integration of new assets and businesses would require significant attention from Embark’s management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations, and consequently its results of operations and financial condition. Acquired assets or businesses may not generate the financial results Embark expects. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

The forecast of Embark’s operating and financial results relies in large part upon assumptions and analyses developed by its management team. If these assumptions or analyses prove to be incorrect, Embark’s actual operating results may be materially different from its forecasted results.

The projected financial and operating information of Embark appearing elsewhere in this proxy statement/prospectus reflects current estimates of future performance made by it and NGA. Whether actual operating and financial results and business developments will be consistent with those expectations and assumptions as reflected in projected financial and operating information depends on a number of factors, some of which are outside Embark’s control, including, but not limited to:

●	its ability to develop and commercialize its technology in a timely manner;
●	its ability to obtain sufficient capital and successfully execute its growth strategy;
●	its ability to manage its growth;
●	its ability to partner with carriers;
●	its ability to secure and maintain required strategic supply arrangements;
●	projected improvements in technology;
●	its ability to maintain relationships with major OEMs;
●	positive developments in the regulatory environment for autonomous vehicles;
●	competition, including from established and future competitors;
●	its ability to attract and retain management or other employees who possess specialized market knowledge and technical skills; and
●	the overall strength and stability of the U.S. economy.

Unfavorable changes in any of these or other factors, some of which are beyond Embark’s control, could cause actual results to differ materially from Embark’s forecasts and projections and other forward-looking information included in this proxy statement/prospectus, and could materially and adversely affect Embark’s business, results of operations or financial condition.

Risks Related to Embark’s Employees and Business Operations

Embark depends on the experience and expertise of its senior management team, technical engineers, and certain key employees, and the loss of any executive officer or key employee, or the inability to identify and recruit executive officers, technical engineers, and key employees in a timely manner, could harm its business, operating results, and financial condition.

Embark’s success depends largely upon the continued services of its key executive officers and certain key employees. Embark relies on its executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services, and general and administrative functions. From time to time, there may be changes in Embark’s executive management team or key employees resulting from the hiring or departure of executives or key employees, which could disrupt Embark’s business. Embark does not maintain key-man insurance for any member of its senior management team or any other employee. Embark does not have employment agreements with its executive officers or other key personnel that require them to continue to work for it for any specified period and, therefore, they could terminate their employment with Embark at any time. The loss of one or more of Embark’s executive officers or key employees could have a serious adverse effect on its business.

To execute Embark’s growth plan, it must attract and retain highly qualified personnel. Competition for these personnel is intense in the technology industry, especially for engineers with high levels of experience in artificial intelligence and designing and developing autonomous driving related algorithms. Furthermore, it can be difficult to recruit personnel from other geographies to relocate to Embark’s San Francisco-based headquarters. Embark may also need to recruit highly qualified technical engineers internationally and therefore subject it to the compliance of relevant immigration laws and regulations. Embark has, from time to time, experienced, and expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which Embark competes for experienced personnel have greater resources and can offer more attractive compensation packages for new employees. If Embark hires employees from competitors or other companies, their former employers may attempt to assert that these employees or Embark has breached their legal obligations, resulting in a diversion of Embark’s time and resources and potentially in litigation. Conversely, if competitors are able to attract key Embark employees to leave, Embark may face the risk of losing valuable intellectual property and key talent. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of Embark’s share awards declines, it may adversely affect its ability to recruit and retain highly skilled employees. If Embark fails to attract new personnel on a timely basis or fail to retain and motivate its current personnel, it may not be able to commercialize and then expand its technology offering in a timely manner and its business and future growth prospects could be adversely affected.

Embark’s business plan, particularly Embark Guardian, also relies on hiring qualified personnel tasked with providing support and monitoring of trucks equipped with its technology. As a new type of job in an emerging field, Embark might have difficulty hiring, training and retaining enough qualified personnel with success. Embark’s potential inability hire and train enough personnel for those tasks might inhibit or delay its growth, which might have a materially adverse effect on its business, financial condition and results of operations.

Embark has experienced rapid growth in recent periods and expects to continue to invest in its growth for the foreseeable future. If Embark fails to manage its growth effectively, it may be unable to execute its business plan, maintain high levels of service, or adequately address competitive challenges.

Embark has recently experienced a period of rapid growth in its headcount and operations. Embark’s number of full-time employees has increased significantly over the last few years, from 43 employees as of January 1, 2019 to 112 employees as of December 31, 2020. The recent rapid growth in Embark’s business has placed, and is expected to continue to place, a significant strain on its managerial, administrative, operational, and financial resources, as well as its infrastructure. Embark plans to continue to expand its operations in the future. Embark’s success will depend in part on its ability to manage this growth effectively and execute its business plan. To manage the expected growth of Embark’s operations and personnel, Embark will need to continue to improve its operational, financial, and management controls and its reporting systems and procedures.

Embark relies heavily on information technology (“IT”) systems to manage critical business functions. To manage growth effectively, Embark must continue to improve and expand its infrastructure, including IT, financial, and administrative systems and controls. In particular, Embark may need to significantly expand its IT infrastructure as the amount of data it stores and transmits increases over time, which will require that Embark both utilize existing IT products and adopt new technology. If Embark is not able to scale its IT infrastructure in a cost-effective and secure manner, its ability to offer competitive solutions will be harmed and its business, financial condition, and operating results may suffer.

Embark must also continue to manage its employees, operations, finances, research and development, and capital investments efficiently. Embark’s productivity and the quality of its solutions may be adversely affected if Embark does not integrate and train its new employees quickly and effectively or if it fails to appropriately coordinate across its executive, research and development, technology, service development, analytics, finance, human resources, marketing, sales, operations, and customer support teams. As Embark continues to grow, it will incur additional expenses, and its growth may continue to place a strain on its resources, infrastructure, and ability to maintain the quality of its technology and service. If Embark does not adapt to meet these evolving challenges, or if the current and future members of its management team do not effectively manage its growth, the quality of its solutions may suffer and its corporate culture may be harmed. Failure to manage Embark’s future growth effectively could cause Embark’s business to suffer, which, in turn, could have an adverse impact on its business, financial condition, and operating results.

Embark’s management team has limited experience managing a public company.

Following the consummation of the Transactions, Embark will be a publicly traded company and most of the members of its anticipated management team have limited, if any, experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Embark’s management team may not successfully or efficiently manage its transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Embark’s senior management and could divert their attention away from the day-to-day management of its business, which could adversely affect its business, financial condition, and operating results.

Embark may be subject to breach of contract, product liability or warranty claims and other legal proceedings in the ordinary course of business that could result in significant direct or indirect costs, including reputational harm, increased insurance premiums or the need to self-insure, which could adversely affect its business and operating results.

Embark’s technology is used for autonomous driving, which presents the risk of significant injury, including fatalities. Embark may be subject to claims if one of its or a carrier partners’ semi-truck is involved in an accident and persons are injured or purport to be injured or if property is damaged either directly through a product liability claim, or indirectly via an indemnification demand or breach of partnership contract claim or otherwise. Embark may face claims arising from or related to misuse or claimed failures of its software. Any liability claim may subject Embark to lawsuits and substantial monetary damages, product recalls or redesign efforts, and even a meritless claim may require Embark to defend it, all of which may generate negative publicity and be expensive and time-consuming. Any insurance that Embark carries may not be sufficient or it may not apply to all situations. The risk of serious injury, death, and substantial damage to property is much higher with a substantially heavier fast-moving autonomous semi-truck, as compared to a collision with a slower moving autonomous passenger car in an urban environment. Additionally, semi-trucks may carry valuable cargo that could increase the cost of loss in the event of an accident. In accidents involving semi-trucks, most of the resulting fatalities are victims outside of the semi-truck. If Embark experiences such an event or multiple events, Embark’s insurance premiums could increase significantly or insurance may not be available to it at all. Further, if insurance is not available on commercially reasonable terms, or at all, Embark might need to self-insure. In addition, lawmakers or governmental agencies could pass laws or adopt regulations that limit the use of autonomous trucking technology or increase liability associated with its use. Any of these events could adversely affect Embark’s brand, relationships with its carrier partners, operating results, or financial condition.

OEMs and their suppliers may experience significant delays in the manufacture and launch of Embark-enabled autonomous semi-trucks, which could harm Embark’s business and prospects. Similarly Embark’s shipper and carrier partners may find it difficult to finance the acquisition of Embark-enabled autonomous semi-trucks.

Any delay in the broad commercial acceptance and viability of Embark’s autonomous vehicle technology could materially damage its brand, business, prospects, financial condition, and operating results. Even if OEM manufacturers adopt Embark’s technology in their semi-trucks as intended, these manufacturers often experience delays in the manufacture and commercial release of new products meaning that implementation after adoption may be delayed. To the extent Embark delays the launch of its technology on a “driver-out” basis, its growth prospects could be adversely affected. Furthermore, Embark relies on third party suppliers for the provision and development of many of the key components and materials that are incorporated into its Embark Universal Interface, Embark Driver and Embark Guardian technology. To the extent its suppliers experience any delays in providing Embark with or developing necessary components, Embark could experience delays in delivering on its timelines.

If Embark’s autonomous vehicle technologies fail to perform as expected, are inferior to those of its competitors, or are perceived as less safe or more expensive than those of its competitors or non-autonomous vehicles, Embark’s financial performance and prospects would be adversely impacted.

Several companies other than Embark, including TuSimple, Waymo, Aurora and Kodiak, are developing autonomous vehicle technologies, either alone or through collaborations with car and/or truck manufacturers, with a focus on the truck freight market and/or other transportation industries. Embark expects that one or more these competitors will compete directly with Embark. In the event that Embark’s competitors bring autonomous vehicles capable of serving the freight and trucking industries to market before Embark does, or their technology is or is perceived to be superior to Embark’s, they may be able to leverage such technology to compete more effectively with Embark, which would adversely impact its financial performance and prospects.

If Embark is unable to establish and maintain confidence in its long-term business prospects among users, securities and industry analysts, and within its industries, or is subject to negative publicity, then its financial condition, operating results, business prospects, and access to capital may suffer materially.

Users may be less likely to utilize Embark’s autonomous technology if they are not convinced that Embark’s business will succeed or that its service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Embark if they are not convinced that its business will succeed. Accordingly, in order to build and maintain its business, Embark must maintain confidence among users, suppliers, securities and industry analysts, and other parties in its long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of Embark’s control, such as its limited operating history at scale, user unfamiliarity with its solutions, any delays in scaling manufacturing, delivery, and service operations to meet demand, competition and uncertainty regarding the future of autonomous vehicles, and its performance compared with market expectations.

The Embark Founders are expected to have control over all stockholder decisions because they control a substantial majority of Embark’s voting power through “high vote” voting stock.

The dual-class structure of our common stock will have the effect of concentrating voting control with the Embark Founders who will hold in the aggregate 68.9% of the voting power of our capital stock following the completion of this offering on most issues of corporate governance aside from amendment of the Embark Technology Bylaws, which will require a majority vote of both classes until a Trigger Date of up to two years from closing. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Embark Technology Class A common stock has one vote per share, and Embark Technology Class B Common Stock has ten votes per share. All the Class B Common Stock will be held by the Embark Founders. Following this offering, the Embark Founders, will hold in the aggregate 68.9% of the voting power of our capital stock. Because of the ten-to-one voting ratio between Embark Technology Class B and Class A Common Stock, the holders of Embark Technology Class B Common Stock collectively will control a majority of the combined voting power of Embark Technology Common Stock and therefore be able to control all matters submitted to Embark Technology stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of Embark Technology’s stockholders.

Future transfers by holders of Class B Common Stock will generally result in those shares converting to Class A Common Stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B Common Stock to Class A Common Stock means that no third party stockholders can leverage the high vote to offset the voting power held by the Embark Founders.

Pandemics and epidemics, including the ongoing COVID-19 pandemic, natural disasters, terrorist activities, political unrest, and other outbreaks could have a material adverse impact on Embark’s business, results of operations, financial condition, cash flows or liquidity, and the extent to which Embark will be impacted will depend on future developments, which cannot be predicted.

The COVID-19 pandemic has adversely impacted Embark’s ability to build and test its products and caused it to modify its business practices (by altering employee travel plans, cancelling physical participation in meetings, events, trade shows and conferences, and by implementing work-from-home policies), and Embark may take further actions as required by governmental authorities or that Embark determines are in the best interests of its employees, users, and business partners. In addition, the business and operations of Embark’s suppliers, and other business partners have also been adversely impacted by the COVID-19 pandemic and may be further adversely impacted in the future, which could result in delays in Embark’s ability to commercialize its autonomous trucking solutions.

As a result of social distancing, travel bans, and quarantine measures, physical access to Embark’s facilities, users, management, support staff, and professional advisors has been limited, which in turn has impacted, and will continue to impact, its operations, and financial condition.

The extent to which COVID-19 impacts the business, results of operations, and financial condition of Embark and its partners and users will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the occurrence of new waves of outbreaks, duration and spread of such outbreaks, their severity, the actions to contain the virus or treat its impact, including the widespread acceptance and efficacy of vaccines, and how quickly and to what extent normal economic and operating conditions can resume. Even if the COVID-19 outbreaks subside, Embark may continue to experience materially adverse impacts to its business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Embark is also vulnerable to natural disasters and other calamities. Embark cannot assure you that any backup systems will be adequate to protect it from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect Embark’s ability to provide services.

Embark has identified deficiencies that together constitute a material weakness in its internal control over financial reporting as of December 31, 2019 and 2020. If Embark fails to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Embark.

In connection with Embark’s financial statement close process for the years ended December 31, 2019 and 2020, Embark identified a number of deficiencies that, in combination, constitute a material weakness in the design and operating effectiveness of its internal control over financial reporting. The deficiencies Embark identified resulted from a lack of sufficient number of qualified personnel within its accounting function who possessed an appropriate level of expertise to effectively perform the following functions:

●	identify, select and apply GAAP sufficiently to provide reasonable assurance that transactions were being appropriately recorded; and
●	assess risk and design appropriate control activities over information technology systems and financial and reporting processes necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to its consolidated financial statements that could not be prevented or detected on a timely basis.

If not remediated, these material weaknesses could result in material misstatements in Embark Technology’s annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If Embark Technology is unable to assert that its internal control over financial reporting is effective, or when required in the future, if Embark Technology’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of Embark Technology’s financial reports, the market price of Embark Technology’s Class A Common Stock could be adversely affected and Embark Technology could become subject to litigation or investigations by the stock exchanges, the SEC, or other regulatory authorities, which could require additional financial, compliance, and management resources.

With the oversight of senior management, Embark initiated a remediation plan in 2021 and engaged external advisors and consultants that assisted with the implementation of the remediation plan. The Company’s remediation efforts are focused on (i) hiring of personnel with technical accounting and financial reporting experience; (ii) implementation of improved accounting and financial reporting processes; and (iii) implementation of systems to improve the completeness, timeliness and accuracy of the Company’s financial reporting.

Embark believes the measures described above should remediate the material weakness identified and strengthen our internal control over financial reporting. The remediation initiatives outlined above are estimated to take place over the next 12 to 18 months. While Embark continues the challenging and costly process to implement our plan to remediate the material weakness, we cannot predict the success of such plan or the outcome of our assessment of this plan until the remediation initiatives have been completed and have been operating effectively for a sufficient period of time. We can give no assurance that this implementation will remediate these deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future.

As a private company, Embark has not been required to establish and maintain public company-quality internal control over financial reporting. If Embark fails to establish and maintain proper and effective internal control over financial reporting as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of its shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Additionally, once we no longer qualify as an “emerging growth company,” the independent public accounting firm will be required to deliver an attestation report on the effectiveness of our internal control over financial reporting. An adverse report may be issued in the event the independent public accounting firm is not satisfied with the level at which our controls are documented, designed or operating.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is ineffective, or if the independent public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we could fail to meet our reporting obligations or be required to restate our financial statements for prior periods.

In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal control, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our common stock to decline. In addition, we could become subject to investigations by the applicable stock exchange, the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. If we complete the Business Combination and become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the applicable stock exchange. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage our transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, its board committees or as executive officers.

Risks Related to Embark’s Intellectual Property, Information Technology and Data Privacy

Embark holds no patents on its products, and it may not be successful in its planned patent applications. Embark employs proprietary technology (know-how) and information that may be difficult to protect.

Embark currently relies heavily on trade secrets, proprietary know-how, and technology methods that it seeks to protect, in part, by confidentiality agreements. Embark cannot assure you that these agreements will not be breached, that it will discover any such breach, that it will have adequate remedies for any breach, or that its trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. Similarly, Embark cannot assure you that it has entered into such agreements with each party that has or may have had access to its trade secrets or proprietary information. Embark has limited control over the protection of trade secrets used by its third-party partners or suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs.

Embark currently does not hold patents from the United States Patent and Trademark Office (“USPTO”). Therefore, Embark’s success depends, in part, on its ability to keep competitors from reverse engineering its products, methods, know-how and to maintain trade secrecy and operate without infringing on the proprietary rights of third parties. If Embark’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Embark could have no right to prevent them from using that trade secret to compete with it. If any of Embark’s trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, it could have a material adverse effect on its business, operating results and financial condition.

Embark cannot assure you that the patents of others will not have an adverse effect on its ability to conduct its business, that any of Embark’s trade secrets and applications will be protected, that it will develop additional proprietary technology (know-how) or methods that is defensible against theft or will provide Embark with competitive advantages or will not be challenged by third parties.

Embark plans in the future to apply for and obtain patents on its software and hardware products. To the extent Embark does so, Embark may need to engage in costly and time consuming activities to enforce such patents. Furthermore, there can be no assurance that any such patent applications will be granted or even that patents Embark does obtain will be sufficient to protect its intellectual property or will be issued in a timely fashion to deter infringement.

Embark may become subject to litigation brought by third parties claiming infringement, misappropriation or other violation by Embark of their intellectual property rights.

The industry in which Embark operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. Third parties may in the future assert, that Embark has directly or indirectly infringed, misappropriated or otherwise violated their intellectual property rights. Embark may receive in the future, letters from third parties that identify patents owned by third parties and invite Embark to obtain licenses to such patents. In any such case Embark may decide to engage in licensing discussions. Embark may not be able to obtain a commercially reasonable license or any license may not entirely resolve the potential risks of intellectual property infringement. As Embark faces increasing competition and as a public company, the possibility of intellectual property rights claims against Embark or its technology grows. Such claims and litigation may involve one or more of Embark’s competitors focused on using their patents and other intellectual property to obtain competitive advantage, technology companies with large patent portfolios in adjacent spaces or patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and therefore Embark’s own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against Embark. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of Embark’s technologies or business methods, and Embark cannot assure you that it is not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that Embark will not be held to have done so or be accused of doing so in the future. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which Embark is unaware, which may later result in issued patents that Embark’s products may infringe. Embark expects that in the future it may receive notices that claim Embark or its collaborators have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in its market grows.

To defend itself against any intellectual property claims brought by third parties can be time-consuming for Embark and could result in substantial costs and a diversion of its resources. These claims and any resulting lawsuits, if resolved adversely to Embark, could subject it to significant liability for damages, impose temporary or permanent injunctions against its products, technologies or business operations, or invalidate or render unenforceable its intellectual property.

If Embark’s technology is determined to infringe a valid and enforceable intellectual property right, or if Embark wishes to avoid potential intellectual property litigation on any alleged infringement, misappropriation or other violation of third party intellectual property rights, Embark may be required to do one or more of the following: (i) cease development, sales, or use of its products that incorporate or use the asserted intellectual property right; (ii) obtain a license from the owner of the asserted intellectual property right, which may be unavailable on commercially reasonable terms, or at all, or which may be non-exclusive, thereby giving its competitors and other third parties access to the same technologies licensed to Embark; (iii) pay substantial royalties or other damages; or (iv) redesign Embark’s technology or one or more aspects or systems of its software or hardware to avoid any infringement or allegations thereof. The aforementioned options sometimes may not be commercially feasible and may materially adversely affect Embark’s business and/or negatively impact its reputation. Additionally, in Embark’s ordinary course of business, Embark may be called upon to indemnify its users, partners, and other commercial counterparties for any infringement arising out of their use of its technology, along with providing standard indemnification provisions, so Embark may face liability to its users, business partners or third parties for indemnification or other remedies in the event that they are sued for infringement arising from the use of its technology.

Embark may also in the future license third party technology or other intellectual property, and Embark may face claims that its use of such in-licensed technology or other intellectual property infringes, misappropriates or otherwise violates the intellectual property rights of others. In such cases, Embark will seek indemnification from its licensors. However, Embark’s rights to indemnification may be unavailable or insufficient to cover its costs and losses.

Embark utilizes open source software, which may pose particular risks to its proprietary software, technologies, products, and services in a manner that could harm its business.

Embark uses open source software in its products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open source code on open source terms or at no cost. This could result in Embark’s proprietary software being made available in the source code form and/or licensed to others under open source licenses, which could allow Embark’s competitors or other third parties to Embark’s proprietary software freely without spending the development effort, and which could lead to a loss of the competitive advantage of its proprietary technologies and, as a result, sales of its products and services. The terms of many open source licenses to which Embark is subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Embark’s ability to provide or distribute its products or services or retain ownership of its proprietary intellectual property. Additionally, Embark could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that Embark developed using such software, which could include Embark’s proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open source license. These claims could result in litigation and could require Embark to make its proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until Embark can re-engineer them to avoid breach of the applicable open source software licenses or potential infringement. This re-engineering process could require Embark to expend significant additional research and development resources, and Embark cannot guarantee that it will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and Embark cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title, non-infringement, or performance, cannot be eliminated, and could, if not properly addressed, negatively affect Embark’s business. Embark has processes to help alleviate these risks, including a review process for screening requests from Embark’s developers for the use of open source software, but Embark cannot be sure that all open source software is identified or submitted for approval prior to use in its products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect Embark’s ownership of proprietary intellectual property, the security of Embark’s vehicles, or its business, results of operations, and financial condition.

If Embark’s software contains serious errors or defects, Embark may lose revenue and market acceptance and may incur costs to defend or settle claims with its licensees, franchisees or other parties.

Software often contains errors, defects, security vulnerabilities or software bugs, some of which are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, Embark’s software may contain serious errors or defects, security vulnerabilities or software bugs that Embark may be unable to successfully detect or correct in a timely manner or at all, which could result in security incidents, data breaches, vehicle safety issues, product liability claims, lost revenue, significant expenditures of capital, a delay or loss in market acceptance, and damage to Embark’s reputation and brand, any of which could adversely affect Embark’s business, results of operations, and financial condition.

Embark is exposed to, and may be adversely affected by, interruptions to its information technology systems and networks and sophisticated cyber-attacks.

Embark collects and maintain information in digital form that is necessary to conduct its business, and it relies on information technology systems and networks (“IT systems”) in connection with many of its business activities. Some of these networks and systems are managed by third-party service providers and are not under Embark’s direct control, and as a result, a number of third-party service providers may or could have access to its confidential information. Embark’s operations routinely involve receiving, storing, processing, and transmitting confidential or sensitive information pertaining to its business, users, dealers, suppliers, employees, and other sensitive matters, including intellectual property, proprietary business information, and personal information. It is critical that Embark does so in a secure manner to maintain the confidentiality and integrity of such confidential or sensitive information. Embark has established physical, electronic, and organizational measures designed to safeguard and secure its systems to prevent a data compromise, and relies on commercially available systems, software, tools, and monitoring to provide security for its IT systems and the processing, transmission, and storage of digital information. Despite the implementation of preventative and detective security controls, such IT systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war. Such IT systems, including Embark’s servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by Embark’s employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information).

Any future cyber incidents could materially disrupt operational systems, result in the loss of trade secrets or other proprietary or competitively sensitive information, compromise personally identifiable information regarding users or employees and jeopardize the security of Embark’s facilities. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. Embark can provide no assurance that its current IT systems, or those of the third parties upon which Embark relies, are fully protected against cybersecurity threats. It is possible that Embark or its third-party service providers may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, Embark may be unable to anticipate these techniques or to implement adequate preventative measures. Information technology security threats, including security breaches, computer malware, and other cyber-attacks are increasing in both frequency and sophistication and could cause Embark to incur financial liability, subject Embark to legal or regulatory sanctions or damage its reputation with users, dealers, suppliers, and other stakeholders. Embark continuously seeks to maintain information security and controls, however its efforts to mitigate and address network security problems, bugs, viruses, worms, malicious software programs, and security vulnerabilities may not be successful and the impact of a material cybersecurity event could have a material adverse effect on its competitive position, reputation, results of operations, financial condition, and cash flows.

Any unauthorized control or manipulation of Embark’s systems could result in loss of confidence in Embark and its products.

Embark’s products contain complex information technology systems and are used to operate large physical machines carrying valuable cargo on roads that will include human drivers. Thus, the potential adverse effect to a successful hacking attack that permits an intruder to control some or all aspects of an AV-operated truck are particularly acute in Embark’s industry. While Embark has implemented security measures intended to prevent unauthorized access to its information technology networks, its products and their systems, malicious entities have reportedly attempted, and may attempt in the future, to gain unauthorized access to modify, alter and use such networks, products and systems to gain control of, or to change, Embark’s products’ functionality, user interface and performance characteristics or to gain access to data stored in or generated by its products. Embark encourages reporting of potential vulnerabilities in the security of its products and aims to remedy any reported and verified vulnerability. However, there can be no assurance that any vulnerabilities will not be exploited before they can be identified, or that Embark’s remediation efforts are or will be successful.

Any unauthorized access to or control of Embark’s software or the semi-trucks that are controlled by its software or their systems or any loss of data could result in legal claims or government investigations. In addition, regardless of their veracity, reports of unauthorized access to Embark’s products, their systems or data, as well as other factors that may result in significant adverse impact on Embark’s reputation, creating the perception that its products, their systems or data are capable of being hacked, may harm its business, results of operations and financial condition.

Embark collects, processes, transmits, and stores personal information in connection with the operation of its business and is subject to various data privacy and consumer protection laws. The costs to comply with, or Embark’s actual or perceived failure to comply with, changing U.S. and foreign laws related to data privacy, security, and protection, such as the California Consumer Privacy Act, or contractual obligations related to data privacy, security, and protection, could adversely affect its financial condition, operating results, and reputation.

In operating its business and providing services and solutions to clients, Embark collects, uses, stores, transmits, and otherwise processes employee, partner, and client data, including personal data, in and across multiple jurisdictions. Embark uses the electronic systems of its Embark Driver and Embark Guardian Systems to log information about each equipped semi-truck’s use in order to aid Embark in vehicle diagnostics, repair, and maintenance, as well as to help it collect data regarding use patterns and preference in order to help it customize and optimize the driving and riding experiences. When Embark-equipped semi-trucks are in operation, the camera, LiDAR, and other sensing components of Embark’s semi-trucks will collect street view, mapping data, landscape images, and other sensor information, which may include personal information such as license plate numbers of other vehicles, GPS data, geolocation data, in order to train the data analytics and artificial intelligence technology equipped in its semi-trucks for the purpose of identifying different objects, and predicting potential issues that may arise during the operation of Embark’s semi-trucks. To the extent that Embark inadvertently collects additional personal data, it may become subject to additional regulatory requirements.

The regulatory framework for data privacy, protection, and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. In particular, some of these laws and regulations may require Embark to store certain categories of data collected from individuals residing in a jurisdiction only on servers physically located in such jurisdiction, and may further require Embark to conduct security assessments and/or adopt other cross-border data transfer mechanisms in order to transfer such data outside of such jurisdiction. With the continuously evolving and rapidly changing privacy regulatory regime, Embark’s ability to freely transfer data among its affiliates and with its partners in different jurisdictions may be impeded, or Embark may need to incur significant costs in order to comply with such requirements. In addition, the number of high-profile data breaches at major companies continues to accelerate, which will likely lead to even greater regulatory scrutiny.

The U.S. federal government and various states and governmental agencies also have adopted or are considering adopting various laws, regulations, and standards regarding the collection, use, retention, security, disclosure, transfer, and other processing of sensitive and personal information. In addition, many states in which Embark operates have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

For example, California enacted the California Consumer Privacy Act of 2018 (the “CCPA”) on June 28, 2018, which came into effect on January 1, 2020. The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of entities handling personal data of California consumers and meeting certain thresholds. Failure to comply with the CCPA may result in attorney general enforcement action and damage to Embark’s reputation. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that result in the loss of certain types of personal information. This private right of action may increase the likelihood of, and risks associated with, class action data breach litigation. In addition, the CCPA’s restrictions on “sales” of personal information may restrict Embark’s use of cookies and similar tracking technologies for advertising purposes. To the extent the CCPA applies to Embark, CCPA will increase its compliance costs and potential liability. In addition, many similar laws have been proposed at the federal level and in other states. For instance, the state of Nevada recently enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data. Violators may be subject to injunctions and civil penalties of up to $5,000 per violation. New legislation proposed or enacted in Illinois, Massachusetts, New Jersey, New York, Rhode Island, Washington, and other states, and a proposed right to privacy amendment to the Vermont Constitution, imposes, or has the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer, and otherwise process confidential, sensitive, and personal information, and will continue to shape the data privacy environment throughout the United States. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which Embark could become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require Embark to modify its data processing practices and policies, and may divert resources from other initiatives and projects. Furthermore, non-compliance with data privacy laws and regulations, or a major breach of Embark’s network security and systems, could have serious negative consequences for its businesses and future prospects, including possible fines, penalties, and damages, reduced customer demand for autonomous vehicle technology, and harm to its reputation and brand, all of which may have a material and adverse impact on its business, financial condition, and operating results.

Embark outsources important aspects of the storage, processing, and transmission of personal information, and thus relies on third parties to manage functions that have material cybersecurity risks. In an attempt to address these risks, Embark may require third-party service providers who handle personal information to sign confidentiality agreements or data processing agreements (if required by applicable data privacy laws), which would contractually require them to safeguard personal information to the same extent that applies to Embark, and in some cases Embark requires such service providers to complete information security questionnaires, quality verification questionnaires, or undergo third-party security examinations or provide data security certifications or security audit results. However, Embark cannot assure that these contractual measures and other safeguards will adequately protect it from the risks associated with the storage and transmission of the personal information of its users, employees, drivers, and passengers.

Many statutory requirements include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by Embark or its third-party service providers. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. Embark also may be contractually required to notify users or other counterparties of a security breach. Although Embark may have contractual protections with its third-party service providers, contractors, and consultants, any actual or perceived security breach could harm its reputation and brand, expose it to potential liability or require it to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections Embark may have from its third-party service providers, contractors or consultants may not be sufficient to adequately protect it from any such liabilities and losses, and Embark may be unable to enforce any such contractual protections.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. In addition, Embark partners, OEMs or suppliers may be located in other jurisdictions, such as the European Union, that have more stringent privacy regulations that they seek to impose upon Embark through data protection agreements, flowdown provisions or other contractual mechanisms. These and other industry or extraterritorial standards may legally or contractually apply to Embark, or Embark may elect to comply with such standards. Embark expects that there will continue to be new proposed laws and regulations concerning data privacy and security, and Embark cannot yet determine the impact such future laws, regulations, and standards may have on its business. New laws, amendments to or re-interpretations of existing laws, regulations, standards, and other obligations may require Embark to incur additional costs and restrict its business operations. Because the interpretation and application of laws, regulations, standards, and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards, and other obligations may be interpreted and applied in a manner that is inconsistent with Embark’s data processing practices and policies or the features of its products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties and significant costs for remediation and damage to its reputation, Embark could be required to fundamentally change its business activities and practices, which could adversely affect its business. Embark may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards, and other obligations relating to data privacy and security, could result in additional cost and liability to Embark, harm its reputation and brand, damage its relationship with important clients, and affect its financial condition, operating results, and its reputation.

Also, Embark enters into contracts with third parties (such as its partners and clients) that contain provisions regarding the collection, sharing, and processing of personal information. Although Embark endeavors to comply with its contractual and other privacy-related obligations, it may at times fail to do so or be alleged to have failed to do so. In addition, from time to time, concerns may be expressed about whether Embark’s products and services compromise the privacy of clients and others. Any concerns about Embark’s data privacy and security practices (even if unfounded), or any failure, real or perceived, by Embark to comply with its privacy policies, contractual obligations, or any legal or regulatory requirements, standards, certifications, or orders, or other privacy or consumer protection-related laws and regulations applicable to it, could cause its clients to reduce the use of its technology and could affect its financial condition, operating results, and its reputation, and may result in governmental or regulatory investigations, enforcement actions, regulatory fines, criminal compliance orders, litigations, breach of contract claims, or public statements against Embark by government regulatory authorities, its partners and/or clients, data subjects, consumer advocacy groups, or others, all of which could be costly and have an adverse effect on its business.

Furthermore, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. Non-compliance could result in proceedings against Embark by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which would subject it to significant fines, penalties, judgments, and negative publicity, and may otherwise affect its financial condition, operating results, and its reputation. Given the complexity of operationalizing data privacy and security laws and regulations to which Embark is subject, the maturity level of proposed compliance frameworks and the relative lack of guidance in the interpretation of the numerous requirements of data privacy and security laws and regulations to which Embark is subject, Embark may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair its ability to offer its existing or planned products and services and/or increase its cost of doing business. In addition, if Embark’s practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations, and standards or new interpretations or applications of existing laws, regulations and standards, Embark may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, all of which may affect its financial condition, operating results, and its reputation. Unauthorized access or disclosure of personal or other sensitive or confidential data (including data about third parties), whether through systems failure, employee negligence, fraud, or misappropriation, by Embark, its service providers or other parties with whom Embark does business (if they fail to meet the standards Embark imposes, or if their systems on which its data is stored experience any data breaches or security incidents) could also subject Embark to significant litigation, monetary damages, regulatory enforcement actions, fines, and criminal prosecution in one or more jurisdictions.

Risks Related to Regulations

Embark operates in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on Embark’s business.

The DOT and various state and local agencies exercise broad powers over Embark’s business, generally governing such activities as authorization to engage in motor carrier operations, safety and insurance requirements. Given the evolving nature of autonomous vehicle technology, Embark may become subject to new or more restrictive regulations relating to its technology, or other matters affecting safety or operating methods. Other agencies, such as the United States Environmental Protection Agency, or EPA, and the United States Department of Homeland Security, or DHS, also may regulate Embark’s operations and technology or the shipping industry generally. Future laws and regulations may be more stringent and require changes to Embark’s operating practices, influence the demand for transportation services, or require Embark to incur significant additional costs.

The costs of complying with safety regulations could increase as regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the semi-trucks that carry Embark’s systems go into production, Embark or vehicles equipped with its equipment could be subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects, and to undertake remedial actions under certain circumstances. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. Embark or vehicles equipped with its equipment could also be subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act (the “TREAD Act”), which requires motor vehicle equipment manufacturers, such as Embark, to comply with “Early Warning” requirements by reporting certain information to the National Highway Traffic Safety Administration (the “NHTSA”) such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. If Embark cannot rapidly address any safety concerns or defects with its products, its business, results of operations, and financial condition will be adversely affected.

A federal regulatory regime for vehicle automation safety does not exist, but the DOT issued guidance in 2016 suggesting, but not requiring, that manufacturers of Automated Driving Systems voluntarily provide public documentation covering topics such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. If the obligations associated with complying with safety regulations guidance expand and become mandatory, or if related safety regulations are promulgated and prescribe specific features or engineering approaches that differ from Embark's development plans, this may require increased resources, divert management’s attention and adversely affect Embark’s business.

From time to time, various federal, state, or local taxes are increased, including taxes on fuels. Embark cannot predict whether, when, or in what form, any such increase may be applied to Embark’s partners, but such an increase could adversely affect Embark’s revenues or profitability, if such taxes result in overall decrease in miles driven by Embark’s partners.

Embark is subject to substantial private and/or public regulations, including regulations governing autonomous and commercial vehicles, and unfavorable changes to, or failure by Embark to comply with, these regulations could substantially harm its business and operating results.

Commercial vehicles are subject to substantial regulation under international, federal, state, and local laws. Regulations designed to govern autonomous vehicle operation, testing and/or manufacture are still developing and may change significantly. These regulations could include requirements that significantly delay or narrowly limit the commercialization of autonomous vehicles, limit the number of autonomous vehicles that Embark can host on its platform, impose restrictions on the number of vehicles in operation and the locations where they may be operated or impose significant liabilities on manufacturers or operators of autonomous vehicles or developers of autonomous vehicle technology. If regulations of this nature are implemented, Embark may not be able to commercialize its autonomous vehicle technology in the manner Embark expects, or at all. The costs of complying with such regulations could be prohibitive and prevent Embark from operating its business in the manner Embark intends, or its potential inability to comply with such regulations may expose it or its partners to the risk of substantial fines or penalties. Conversely, existing regulations may be tailored for human operated motor vehicles and may not permit the use of fully autonomous vehicle technology for certain classes of vehicles or may otherwise restrict the use of such vehicles. For example, 49 CFR §392.22 is a federal regulation that would require a human operator to place hazard signals in specified locations away from a vehicle in the event of a breakdown.

In addition, industry groups involving competitors and other technology stakeholders may promulgate certifications and standards as the autonomous vehicle industry matures and the standards for use of the technology become more standard. Such industry regulation may create the standard for liability in civil claims or may create self-certification requirements Embark needs to meet in order to market or operate its technology. There is no guarantee that Embark will be included in such industry activities or that Embark will be able to comply with industry standards that may develop over time.

Further, Embark is subject to international, federal, state, and local laws and regulations, governing pollution, protection of the environment, and occupational health, and safety, including those related to the use, generation, storage, management, discharge, transportation, disposal, and release of, and human exposure to, hazardous and toxic materials. Such laws and regulations have tended to become more stringent over time.

Fines, penalties, costs, liabilities or the negative perception of failing to meet industry standards associated with such regulations, industry standards or laws, including as a result of Embark’s failure to comply, could be substantial, and could adversely impact its business, prospects, financial condition, and operating results.

The trucking industry is subject to economic, business and regulatory factors that are largely beyond Embark’s and its partners’ control, any of which could have a material adverse effect on the operations of its partners and ultimately on Embark.

The trucking industry is highly cyclical, and the business of Embark’s partners is dependent on a number of factors that may have a negative impact on Embark’s results of operations, many of which are beyond Embark’s and its partners’ control. Any conditions that negatively impact the trucking industry could ultimately impact demand for Embark’s technology. Embark believes that some of the most significant of these factors are economic changes that affect supply and demand in transportation markets such as:

●	recessionary economic cycles;
●	changes in the inventory levels and practices of Embark’s partners’ customers, including shrinking product/package sizes, and in the availability of funding for their working capital;
●	excess truck capacity in comparison with shipping demand;
●	Increases in fuel or equipment prices, which may impact Embark’s partners’ ability to invest in its technology;
●	industry compliance with ongoing regulatory requirements; and
●	downturns in business cycles of Embark’s partners’ customers, including as a result of declines in consumer spending.

Additionally, economic conditions that decrease shipping demand or increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the U.S. economy is weakened. Some of the principal risks during such times are as follows:

●	trucking industry may experience low overall freight levels, which may impair demand for Embark’s technology;
●	certain of Embark’s partners’ customers may face credit issues and cash flow problems that may lead to payment delays, increased credit risk, bankruptcies and other financial hardships that could result in even lower freight demand;
●	freight patterns may change as supply chains are redesigned, resulting in an imbalance between the geographies Embark’s technology is optimized to cover and its customers’ freight demand; and
●	Embark’s partners’ customers may solicit bids for freight from multiple trucking companies or select competitors that do not use its technology in an attempt to lower their costs or due to concerns about AV technology.

Embark’s partners may be subject to cost increases outside its control that could materially reduce demand for its technology. Such cost increases include, but are not limited to, increases in fuel prices, driver and office employee wages, purchased transportation costs, interest rates, taxes, tolls, license and registration fees, insurance, revenue equipment and related maintenance, tires and other components and healthcare and other benefits for Embark’s employees.

In addition, events outside Embark’s control, such as deterioration of U.S. transportation infrastructure and reduced investment in such infrastructure, strikes or other work stoppages at customer, port, border or other shipping locations, armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to Embark’s or its customers’ equipment, reduced economic demand and freight volumes, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or U.S. borders. Such events or enhanced security measures in connection with such events could negatively impact Embark’s partners and ultimately Embark.

Seasonality and the impact of weather can affect Embark’s revenues and/or profitability.

Truck transportation productivity generally decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with harsh weather creating higher accident frequency, increased claims and more equipment repairs. The trucking industry can also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice-storms, and floods that could harm Embark’s results or make its results more volatile. As Embark’s anticipated pricing model is based in part on the number of miles driven using its technology, reduced mileage due to seasonality may negatively impact Embark’s top and/or bottom line.

Embark’s partners may incur additional operating expenses or liabilities as a result of potential future requirements to address climate change issues.

As global warming issues become more prevalent, federal, state and local governments, as well as some of Embark’s customers, have made efforts to respond to these issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect Embark’s partners and ultimately Embark as additional costs may be required to make changes to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used by semi-trucks, could adversely affect the competitiveness of truck freight relative to other freight transport options. Any increases to the cost structure of Embark’s carrier partners could have a negative impact on the adoption of its technology and ultimately its revenues. More specifically, legislative or regulatory actions relating to climate change could adversely impact Embark by increasing its partners fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair Embark’s partners’ operating efficiency and productivity and result in higher operating costs. These additional costs, changes in operations, or loss of revenues could have a material adverse effect on Embark’s business, financial condition and results of operations. In addition, Embark may become subject to such climate change regulations itself to the extent market forces require Embark to serve as a shipper using its R&D fleet.

The operations of Embark’s partners are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

Embark’s partners are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm-water. In addition, Embark’s partners operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur and Embark may grow its own facilities in similar areas to the extent market forces call on Embark to grow its R&D semi-truck fleet or to acquire real estate associated with its Transfer Hub Network. The use of Embark’s technology in these environments may involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If Embark’s technology is involved in a spill or other accident involving hazardous substances, it could have a materially adverse effect on its reputation and ultimately business and operating results.

Risks Related to NGA in Relation to the Business Combination

NGA is a newly formed company with little operating history, and you have no basis on which to evaluate its ability to successfully consummate the Business Combination.

NGA is a newly formed company with limited operating history, formed for the purpose of completing an initial business combination. As such, you have no basis upon which to evaluate its ability to complete the Business Combination, and it may be unable to do so.

Past performance by members of NGA’s management team may not be indicative of an ability to complete a business combination or of future performance of an investment in Embark.

Past acquisition and operational experience of NGA’s management team and their affiliates is not a guarantee of NGA’s ability to complete the Business Combination nor, if consummated, a guarantee that the intended benefits of the Business Combination will be achieved. No members of the NGA management team are expected to continue as part of the Embark Technology executive management team following the Business Combination. One member of the NGA management team will be a director of Embark Technology immediately following the Business Combination, but there is no assurance that such individual will continue as a director of Embark Technology or that his views will prevail in relation to any decisions or actions taken by Embark Technology’s Board. You should not rely on the historical record of NGA’s management team or their affiliates’ performance as indicative of the future performance of Embark Technology or of an investment in the Embark Technology Common Stock.

The Sponsor and certain of NGA’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of the NGA stockholders generally, and NGA’s officers and directors may have conflicts that could have a negative impact on NGA’s ability to complete the Business Combination.

The Sponsor and certain of NGA’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of the NGA stockholders generally. These interests include:

●	the fact that the Sponsor and NGA’s officers and directors will lose their entire investment in NGA if NGA fails to complete an initial business combination by January 15, 2023;
●	the fact that the Sponsor and NGA’s officers and directors have agreed not to redeem any of the shares of NGA Common Stock held by them in connection with a stockholder vote to approve the Business Combination;
●	if the Trust Account is liquidated, including in the event that NGA fails to consummate an initial business combination by January 15, 2023, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of any target businesses with which NGA has any obligations or any third party for services rendered or products sold to NGA (except as to any indemnification claims of the underwriters in the NGA IPO against certain liabilities, including liabilities under the Securities Act), unless such target business or third party has executed a waiver of all rights to seek access to the Trust Account;
●	the fact that NGA’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement;
●	the fact that certain investors in the Sponsor have invested and may invest in, and NGA’s officers and directors are or may elect to become officers or directors of, additional special purpose acquisition companies, which may place competing demands on the time and attention of, and create additional conflicts of interest for, such persons in the event that the Business Combination is not consummated; and
●	the fact that the Sponsor will enter into the Registration Rights Agreement at Closing.

In reaching the determination that the Merger Agreement and the Business Combination were advisable and fair to, and in the best interests of, NGA and its stockholders and in recommending to the NGA stockholders that they vote “FOR” the Proposals presented at the Special Meeting, the NGA Board was aware of and considered these differing or additional interests of the Sponsor and certain NGA directors and officers, among other matters, When considering the NGA Board recommendation that its stockholders vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus and the other facts and information contained in this proxy statement/prospectus, you should also be aware of and consider that the Sponsor and certain NGA directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of NGA’s stockholders. For more information about the interests of certain persons in the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

In addition, NGA’s officers and directors are not required to, and do not, commit their full time to NGA’s affairs, and each is engaged in other business endeavors in which they may receive substantial compensation or otherwise have significant financial interests. These additional commitments and activities may limit the availability of a particular officer or director and negatively impact the ability of NGA to complete the Business Combination.

The Sponsor and the PIPE Investors will beneficially own a significant equity interest in NGA and may take actions that conflict with your interests.

The interests of Sponsor and the PIPE Investors may not align with the interests of NGA and its other stockholders. The Sponsor and the PIPE Investors are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with NGA. The Sponsor and the PIPE Investors, and their respective affiliates, may also pursue acquisition opportunities that may be complementary to NGA’s business and, as a result, those acquisition opportunities may not be available to us.

The Sponsor controls a substantial interest in NGA and thus may influence certain actions requiring a stockholder vote, including the approval of the Business Combination.

The Sponsor currently owns 20% of the issued and outstanding shares of NGA Common Stock. Although neither the Sponsor nor any of NGA’s officers or directors have indicated an intention to purchase any additional NGA units or shares of NGA Common Stock prior to the Business Combination, NGA’s officers, directors, initial stockholders or their affiliates could determine in the future to make purchases in the open market or in private transactions, to the extent permitted by law, in order to influence the vote or magnitude of the number of stockholders seeking to tender their shares to NGA for redemption. The Sponsor has agreed to vote all shares of NGA Common Stock owned by it in favor of the Business Combination.

NGA’s ability to complete the Business Combination may be materially adversely affected by the COVID-19 pandemic or other events beyond NGA’s control.

NGA may be unable to complete the Business Combination if concerns relating to COVID-19 continue to restrict travel, limit the ability to have meetings with potential investors or Embark’s personnel, or consultants and other advisors and other services providers are unavailable to assist NGA or Embark with consummation of the Business Combination in a timely manner. The extent to which COVID-19 impacts NGA and the Business Combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions taken to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) continue for an extensive period of time, NGA’s ability to consummate the Business Combination, or the operations of either or both of NGA and Embark, may be materially adversely affected.

NGA has and will continue to incur significant transaction costs in connection with the negotiation of the Merger Agreement and consummation of the Business Combination.

NGA has incurred and expects to continue to incur significant, non-recurring costs in connection with the consummation of the Business Combination, including legal, accounting, consulting, investment banking and other fees, expenses and costs. Even if the Business Combination is not consummated, NGA will incur significant expenses. These expenses will reduce the amount of cash available for NGA to use for other corporate purposes and NGA may not have sufficient funds to seek an alternative business combination. As a result, NGA may be forced to voluntarily liquidate and subsequently dissolve.

If NGA is unable to complete the Business Combination and is unable to arrange another business combination prior to January 15, 2023, its public stockholders may receive only approximately $10.00 per share on redemption of its NGA public shares , or less than such amount in certain circumstances, and its warrants will expire worthless.

If NGA does not complete an initial business combination prior to January 15, 2023 and the NGA stockholders do not approve an extension of such deadline, NGA will be forced to cease operations and liquidate its Trust Account. In such event, the NGA public stockholders would receive only $10.00 per share, or possibly less than $10.00 per share, on the resulting redemption of the NGA public shares, and NGA’s warrants would expire worthless.

The Merger Agreement cannot be terminated by either party, except in limited circumstances, on or prior to November 20, 2021 (subject to certain extensions), and unless and until terminated, prohibits NGA from, among other things, soliciting, initiating, discussing or otherwise cooperating with any person regarding, any alternative business combination transaction, limiting the amount of remaining time that NGA would have available to identify, negotiate, and consummate an alternative business combination in the event that the Business Combination does not close. NGA’s ability to arrange and consummate an initial business combination within the remaining prescribed period of time may be adversely affected by a number of factors, including an inability to identify a suitable target business, competition from other acquirors having a business objective similar to its own, NGA being competitively disadvantaged by the right of NGA’s public stockholders to exercise redemption rights with respect to a large portion of the NGA Common Stock, a lack of sufficient funds for costs and expenses necessary to identify an appropriate target business and complete a business combination, and other factors.

NGA stockholders have no rights or interests in funds from NGA’s Trust Account, except under certain limited circumstances, and as a result such stockholders may be forced to sell their NGA Common Stock and/or warrants, potentially at a loss, to liquidate their investment.

NGA’s public stockholders are entitled to receive funds from NGA’s Trust Account only upon the earlier to occur of: (i) NGA’s completion of the Business Combination (or other initial business combination), and then only in connection with those shares of NGA Common Stock that such stockholder properly elects to redeem, subject to the limitations described herein, and (ii) the redemption of the NGA Common Stock if NGA is unable to complete its business combination by January 15, 2023, subject to applicable law and as further described herein. Accordingly, to liquidate their investment, such stockholders may be forced to sell their NGA Common Stock and/or warrants, potentially at a loss.

Upon the completion of the Business Combination, Embark Technology will continue to have the right to redeem the public warrants prior to their exercise, including at times that may be disadvantageous to holders of such securities.

Pursuant to the existing terms of the public warrants, Embark Technology will have the right, upon the completion of the Business Combination, to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per public warrants, provided that the last reported sales price of shares of Embark Technology Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of common stock and equity-linked securities) for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which Embark Technology gives proper notice of such redemption and provided certain other conditions are met. If and when the public warrants become redeemable, Embark Technology may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of the outstanding public warrants could force the holders of such public warrants (i) to exercise their public warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their public warrants at the then-current market price when they might otherwise wish to hold their public warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of such warrants. None of NGA’s private placement warrants will be redeemable by Embark Technology so long as they are held by the Sponsor or its permitted transferees.

Even if NGA consummates the Business Combination, there is no guarantee that the public warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the NGA warrants is $11.50 per share of NGA Common Stock. There is no guarantee that the public warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

The NGA warrants are accounted for as liabilities and the changes in value of the NGA warrants could have a material effect on the NGA financial results.

On April 12, 2021, the SEC issued the SEC Staff Statement regarding the accounting and reporting considerations for warrants issued by Special Purpose Acquisition Companies. Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing the NGA warrants. As a result of the SEC Staff Statement, we reevaluated the accounting treatment of the NGA public warrants and private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on the NGA balance sheet as of March 31, 2021 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within the NGA warrants. ASC Subtopic 815, Derivatives and Hedging, provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, the NGA financial statements and results of operations may fluctuate quarterly, based on factors which are outside of NGA’s control. Due to the recurring fair value measurement, NGA expects that it will recognize non-cash gains or losses on the NGA warrants each reporting period and that the amount of such gains or losses could be material.

NGA has identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect its ability to report our results of operations and financial condition accurately and in a timely manner.

NGA management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. NGA management also evaluates the effectiveness of its internal controls and discloses any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of NGA’s annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this proxy statement/prospectus, NGA identified a material weakness in its internal control over financial reporting related to the classification of its warrants as equity instead of liabilities. On May 21, 2021, NGA’s audit committee authorized management to restate NGA’s audited balance sheet as of January 15, 2021 relating to the NGA IPO, and, accordingly, management concluded that the control deficiency that resulted in the incorrect classification of its warrants constituted a material weakness.

NGA has implemented a remediation plan, described in the section titled ‘‘NGA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures,’’ to remediate the material weakness surrounding its historical presentation of its warrants but can give no assurance that the measures it has taken will prevent any future material weaknesses or deficiencies in internal control over financial reporting. Even though NGA has strengthened its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of its financial statements.

NGA does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for it to complete the Business Combination even if a substantial majority of its stockholders do not agree.

NGA’s governing documents do not provide a specified maximum redemption threshold. As a result, NGA may be able to complete the Business Combination even though a substantial majority of its public stockholders do not agree with the transaction and have redeemed their shares. In the event the aggregate cash consideration NGA would be required to pay for all shares of NGA Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination causes NGA to have Available Cash less than the Minimum Available Cash Amount, it will not complete the Business Combination or redeem any shares, all shares of NGA Common Stock submitted for redemption will be returned to the holders thereof, and NGA instead may search for an alternate business combination.

The Sponsor and NGA’s directors, officers, advisors or any of their respective affiliates may elect to purchase public shares from public stockholders, which may influence the vote on the Business Combination and reduce the public “float” of the NGA Common Stock.

The Sponsor and NGA’s directors, officers, advisors or any of their respective affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although none are under any obligation to do so. There is no limit on the number of public shares the Sponsor or the directors, officers, advisors of NGA or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of the NYSE. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. None of the funds in the Trust Account will be used to purchase public shares in such transactions.

The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination and the other proposals for which stockholder approval is required in connection therewith or to satisfy a closing condition in the Merger Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of NGA public shares of NGA Common Stock may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of NGA’s Common Stock may be reduced and the number of beneficial holders of NGA’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of NGA’s securities on a national securities exchange.

Termination of the Merger Agreement could negatively impact NGA and Embark.

Failure to consummate the Business Combination for any reason, including as a result of the stockholders of Embark declining to approve the Merger Agreement or the stockholders of NGA declining to approve the proposals required to effect the Business Combination, could adversely impact the ongoing business operations of Embark and NGA and, without realizing any of the anticipated benefits of completing the Business Combination, Embark and NGA could be subject to a number of risks, including the following:

●	NGA may experience negative reactions from the financial markets, including negative impacts on NGA stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);
●	NGA and Embark will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed;
●	Embark may experience negative reactions from its customers, vendors and employees;
●	Since the Merger Agreement restricts the conduct of the businesses of NGA and Embark prior to completion of the Business Combination, both parties may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the sections entitled “Conduct of Business Pending the Business Combination” and “Other Covenants and Agreements” under “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” section of this proxy statement/prospectus for a description of the restrictive covenants applicable to NGA and Embark).

If the NGA Board seeks another merger or business combination after the Merger Agreement is terminated, there is no guarantee that NGA will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See “Proposal No. 1 — The Business Combination Proposal — Merger Agreement — Termination.” If the Merger Agreement is terminated and Embark’s board of directors seeks another business combination, Embark stockholders cannot be certain that Embark will be able to find a party willing to offer equivalent or more attractive consideration than the consideration NGA has agreed to provide in the Business Combination or that such other merger or business combination is completed.

NGA and Embark will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on NGA and Embark. These uncertainties may impair NGA’s or Embark’s ability to retain and motivate key personnel and could cause third parties that deal with any of us or them to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, NGA’s or Embark’s business could be harmed.

The dual-class structure of Embark Technology’s Common Stock will have the effect of concentrating voting power with the Embark Founders which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of Embark Technology Class B Common Stock have ten votes per share, while shares of Embark Technology Class A Common Stock have one vote per share. Upon the consummation of the Business Combination it is expected that former holders of Embark’s capital stock will possess (a) 94.3% of the voting power of the total outstanding stock, assuming none of NGA’s public shares are redeemed, and (b) 96.8% of the voting power of the total outstanding stock, assuming 31,900,834 of NGA’s public shares are redeemed, with 69.1% and 70.9% of the voting power being held by holders of shares of Embark Technology Class B Common Stock, respectively. In addition, the Embark Founders are expected to hold all of the issued and outstanding Embark Technology Class B Common Stock and assuming the Embark Founders will hold all of the issued and outstanding Embark Technology Class B Common Stock, such persons will hold approximately 69.1% of the voting power of the outstanding capital stock of Embark Technology and will be able to control matters submitted to its stockholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of the assets of Embark Technology or other major corporate transactions. The Embark Founders and other holders of Embark Technology Class B Common Stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Embark Technology, could deprive its stockholders of an opportunity to receive a premium for their capital stock as part of a sale of Embark Technology, and might ultimately affect the market price of shares of the Embark Technology Class A Common Stock.

It is uncertain whether the dual-class structure of Embark Technology following consummation of the Business Combination will have an impact, and NGA cannot predict the impact, if any, on the stock price and liquidity of Embark Technology Class A Common Stock.

NGA cannot predict whether the dual-class structure of Embark Technology following the Business Combination will result in a lower or more volatile market price or reduced liquidity of Embark Technology Class A Common Stock, adverse publicity or other adverse consequences. FTSE Russell and Standard & Poor’s do not permit inclusion of newly public companies utilizing dual-class or multi-class capital structures in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also, in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, the Embark Technology dual-class capital structure would make it ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in the Embark Technology Common Stock. Given the relative newness of such policies, the impact of such policies, if any, on the valuations of publicly-traded companies excluded from such indices is uncertain, but it is possible that they may depress these valuations compared to those of other similar companies that are included. In addition, we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make the Embark Technology Class A Common Stock less attractive to other investors. As a result, the trading price, volume, and liquidity of the Embark Technology Class A Common Stock could be adversely affected.

If the NGA stockholders do not approve the Adjournment Proposal and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the NGA Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

Under the Adjournment Proposal, the Board of NGA is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, NGA does not have sufficient votes authorizing the consummation of the Business Combination. If the NGA stockholders do not approve the Adjournment Proposal, the NGA Board will not have the ability to adjourn the Special Meeting to a later date to solicit further votes in favor of the Business Combination and therefore, the Business Combination would not be completed.

Risks Related to the Business Combination and its Effects

NGA’s due diligence investigation of Embark and factors affecting its business may not surface all material issues, including issues or circumstances that could have a significant negative effect on Embark’s financial condition, results of operations and stock price, which could cause NGA stockholders to lose some or all of their continuing investment.

NGA cannot guarantee that its extensive due diligence investigation of Embark has or will surface all issues that may be material to an investment in Embark. Embark is a private company that has not been exposed to significant public investor scrutiny, and information that may be relevant to the Business Combination is limited. In addition, factors affecting Embark’s business that are outside of the control of Embark and NGA may later arise, and risks identified by NGA may materialize in a manner or to an extent that diverges from NGA’s expectations. Such factors may include those that would negatively impact Embark’s liquidity, or require that Embark write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reported losses. Charges of this nature could contribute to negative market perception about Embark Technology or its securities and could cause Embark Technology to violate net worth or other debt financing or similar covenants to which it may be subject. In such an event, the continued investment of Embark Technology stockholders may be negatively impacted.

NGA’s assessment of the capabilities of Embark’s management to continue Embark’s growth transition may prove to be incorrect, which could negatively impact the value of the continuing investment of Embark Technology stockholders.

The individuals who constitute Embark’s senior management team have limited experience managing a publicly traded company and limited experience complying with the increasingly complex regulatory environment pertaining to public companies. If NGA’s assessment of the capabilities of Embark’s management to successfully execute upon Embark’s growth strategy, transition to management of a public company, and continue to attract qualified personnel proves to be incorrect, the operations and profitability of the post-combination business and the value of the continued investment of Embark Technology stockholders may be negatively impacted.

NGA did not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to the NGA stockholders.

NGA is not required to and did not obtain an opinion from an unaffiliated third party that the consideration to be received by the NGA stockholders in connection with the Business Combination is fair to NGA’s stockholders from a financial point of view. Although NGA engaged and took into account the analysis and views of JP Morgan based on JP

Morgan’s experience and sector expertise, such analysis and views do not constitute a fairness opinion and were for NGA’s reference only. NGA’s stockholders, therefore, must rely solely on the judgment of NGA’s officers and directors that the consideration to be received by the NGA stockholders in connection with the Business Combination is fair to NGA’s stockholders from a financial point of view.

The success of the combined enterprise following the Business Combination depends solely on the business operations of Embark Technology, which exposes investors to a concentration of risk in the limited sectors in which Embark’s business is focused.

Although the Business Combination is intended to accelerate Embark’s growth, expansion and transition, the Business Combination does not result in immediately diversification of Embark’s business and, as such, the combined enterprise will be dependent upon the continued development and market acceptance of a limited number of products and services. As a result, investors will be subject to the economic, competitive and regulatory risks attendant to the relatively narrow industry in which Embark operates, any or all of which could have a substantial adverse impact on Embark Technology.

Embark Technology’s results of operations may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

This proxy statement/prospectus includes unaudited pro forma consolidated financial statements for Embark Technology following the Business Combination. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations and financial position that would be achieved if the Business Combination were consummated. Embark Technology’s post-combination consolidated business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma consolidated financial statements included in this proxy statement/prospectus.

During the pre-closing period, NGA and Embark are prohibited from evaluating and entering into certain transactions that might otherwise be beneficial to NGA, Embark or their respective stockholders.

Until the earlier of consummation of the Business Combination or termination of the Merger Agreement, NGA and Embark are subject to certain limitations on the operations of their businesses, each as summarized under the headings “Proposal No. 1 — The Business Combination Proposal — Conduct of Business Pending the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Other Covenants and Agreements” in the “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” section including, subject to specified exceptions, limitations on:

●	soliciting, negotiating or entering into transactions alternative to the Business Combination;
●	acquiring other entities and assets (whether by merger, amalgamation, or other methods) or dispose of any assets in excess of certain thresholds;
●	operating outside the ordinary course of business;
●	paying dividends;
●	reclassifying, repurchasing, and issuing any of its securities, subject to certain exceptions; and
●	certain other business activities.

The limitations on NGA’s and Embark’s conduct of their businesses during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

The consummation of the Business Combination is subject to certain material conditions, some of which are outside the control of NGA and Embark, which may be difficult or costly to satisfy and which may impede the closing of the Business Combination or reduce the intended benefits of the Business Combination.

Consummation of the Business Combination is conditioned upon, among other things, the approval of the Business Combination Proposal by NGA stockholders and receipt of certain governmental and Nasdaq (or, if requested by Embark, the NYSE) approvals, any of which may delay or prevent consummation of the Business Combination or result in additional costs. In addition, the obligation of either party to consummate the Business Combination is conditioned on, among other matters, the representations and warranties of the other party in the Merger Agreement being true and correct, subject to specified materiality thresholds, as of the closing of the Business Combination, and material compliance by the other party of its covenants and agreements in the Merger Agreement. The obligation of Embark to consummate the Business Combination is further subject to the condition that the Trust Amount and proceeds of the PIPE Financing and the amount of any cash investments made into Embark after the date of the Merger Agreement and prior to the Closing Date which remain on Embark’s balance sheet at Closing, as of the Closing, be at least $295 million.

If any condition to the closing of the Business Combination is not satisfied on or prior to November 20, 2021, either party may terminate the Merger Agreement, unless the failure of any such condition to be satisfied was materially caused by a breach or violation of the Merger Agreement by such party.

Each of NGA and Embark may be obligated to close the Business Combination notwithstanding the occurrence of certain events or circumstances that have a material adverse effect on the other party and the combined enterprise.

Although the Merger Agreement generally makes a party’s obligation to consummate the Business Combination contingent upon the representations and warranties of the other party remaining true and correct, except as would not have a material adverse effect to its business, condition (financial or otherwise), assets, liabilities or operations, or to its ability to consummate the Business Combination, a party’s representations and warranties may not cover all events and circumstances that could have a material adverse effect on such party, and certain events and circumstances that may have such an effect are excluded from this condition. Excluded events and circumstances include (i) any change in law, conditions generally affecting the industries or geographic areas in which such other party operates, or any downturn in general economic conditions, except in the case of any of the foregoing to the extent that such other party is materially disproportionally affected as compared to other participants in its industry, (ii) any changes in political conditions, outbreak of hostilities, natural disasters or other force majeure events, (iii) actions taken or not taken as requested or approved by the other party or as required by the Merger Agreement, (iv) any effect attributable to the announcement or consummation of the Business Combination, or (v) COVID-19 or any COVID-19 measures. In the event that either party suffers an actual material adverse effect due to any of the foregoing, the parties may remain obligated to consummate the Business Combination, notwithstanding that the combined enterprise and the intended benefits of the Business Combination may be materially and adversely affected.

NGA or Embark may waive one or more of the conditions to the Business Combination set forth in the Merger Agreement, resulting in the consummation of the Business Combination notwithstanding divergence from assumptions on which the Business Combination was evaluated and approved.

NGA or Embark may agree to waive, in whole or in part, one or more of the conditions to their respective obligations to complete the Business Combination, to the extent permitted by their governing documents and applicable laws and subject to compliance with the Subscription Agreements and Forward Purchase Agreements. For example, it is a condition to each party’s obligation to consummate the Business Combination that representations and warranties of the other party in the Merger Agreement be true and correct, subject to specified materiality thresholds, as of the closing of the Business Combination. However, if the board of either party determines that it is in the best interests of such party to proceed with the Business Combination notwithstanding the failure of such a condition to be satisfied, the board of that party may elect to waive that condition and consummate the Business Combination. As a result of any such waiver, the Business Combination may be consummated notwithstanding divergence from assumptions on which the Business Combination was evaluated and approved.

The Minimum Cash Condition is solely for the benefit of Embark and, as a result, Embark has the sole right to waive the Minimum Cash Condition and, subject to satisfaction or waiver of the other conditions to Closing, to cause the Closing to occur even if the amount of cash available in the Trust Account, after deducting the amount required to satisfy NGA’s obligations to its public stockholders (if any) that exercise their rights to redeem their public shares pursuant to the NGA Existing Charter, plus the PIPE Financing Amount plus the amount of any cash investments made into Embark after the date of the Merger Agreement and prior to the Closing Date which remain on Embark’s balance sheet at Closing, is less than $295 million.

If the benefits of the Business Combination fail to meet the expectations of financial analysts, the market price of Embark Technology Common Stock may decline.

The market price of the Embark Technology Common Stock may decline following the consummation of the Business Combination if Embark Technology fails to (i) achieve perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or (ii) the effect of the Business Combination on the financial results of Embark Technology is inconsistent with the expectations of financial analysts. Holders of Embark Technology Common Stock may therefore experience a loss as a result of a decline in the market price of Embark Technology Common Stock. A decline in the market price of Embark Technology Common Stock could also adversely affect Embark Technology’s ability to issue additional securities and to obtain additional financing in the future.

Embark Technology will qualify as an emerging growth company within the meaning of the Securities Act, and if Embark Technology takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make securities of Embark Technology less attractive to investors and may make it more difficult to compare its performance with other public companies.

NGA is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. As an “emerging growth company,” NGA may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in NGA periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, stockholders of NGA may not have access to certain information they may deem important. NGA can be an emerging growth company for up to five years, although circumstances can result in the loss of that status earlier, including if the market value of the NGA Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case NGA would no longer be an emerging growth company as of the following December 31.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. NGA has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, NGA, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the NGA financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Upon consummation of the Transactions, Embark Technology will continue to be an emerging growth company and intends to continue to take advantage of the exemptions described above for as long as it continues to be an emerging growth company. NGA cannot predict whether investors will find the Embark Technology Class A Common Stock less attractive because it will rely on these exemptions. If some investors find the Embark Technology Class A Common Stock less attractive as a result of reliance on these exemptions, the trading prices of the Embark Technology Class A Common Stock may be lower and more volatile than they otherwise would be and there may be a less active trading market for shares of the Embark Technology Class A Common Stock.

Risks Related to the Ownership of Embark Technology Common Stock

Nasdaq may not approve the listing of the Embark Technology Class A Common Stock or following the consummation of the Business Combination, continue to list Embark Technology Class A Common Stock, which could limit investors’ ability to make transactions in the Embark Technology Class A Common Stock and subject Embark Technology to additional trading restrictions.

NGA Common Stock and public warrants are currently listed on the NYSE and we expect them to be listed on Nasdaq upon consummation of the Business Combination. The continued eligibility of such securities for listing may depend on, among other things, the number of public shares that are redeemed. There can be no assurance that Embark Technology will be able to comply with the continued listing standards of Nasdaq following the Business Combination. If, after the Business Combination, Nasdaq delists Embark Technology’s Class A Common Stock from trading on its exchange for failure to meet the listing standards, NGA’s stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for Embark Technology securities;
●	reduced liquidity for Embark Technology securities;
●	a determination that Embark Technology Class A Common Stock is a “penny stock” which will require brokers trading in such securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Embark Technology’s securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

A market for the Embark Technology Class A Common Stock may not continue, which would adversely affect the liquidity and price of such securities.

Following the completion of the Business Combination, the price of Embark Technology Class A Common Stock may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for the Embark Technology Class A Common Stock following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of the Embark Technology Class A Common Stock following the consummation of the Business Combination can vary due to general economic conditions and forecasts, the general business condition of Embark Technology and Embark and the release of Embark Technology financial reports. Additionally, if the Embark Technology Class A Common Stock become delisted from the listing exchange for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of the Embark Technology Class A Common Stock will likely be substantially more limited than if such securities continued to be quoted or listed on Nasdaq or another national securities exchange. Holders of Embark Technology Class A Common Stock may be unable to sell their shares unless a market can be established or sustained.

Following the consummation of the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about Embark Technology, its business, or its market, or if they change their recommendations regarding the Embark Technology Class A Common Stock adversely, the price and trading volume of the Embark Technology Class A Common Stock may be adversely affected.

The trading market for the Embark Technology Class A Common Stock will be influenced by the research and reports that industry or securities analysts may publish about Embark Technology, its business, operations, market, or competitors. Securities and industry analysts do not currently, and may never, publish research on NGA. If no securities or industry analysts commence coverage of Embark Technology, the stock price and trading volume of Embark Technology Class A Common Stock would likely be negatively impacted. If any of the analysts change their recommendation regarding the Embark Technology Class A Common Stock adversely, or provide more favorable relative recommendations about its competitors, the price of the Embark Technology Class A Common Stock would likely decline. If any analyst ceases coverage of Embark Technology or fails to regularly publish reports on it, Embark

Technology could lose visibility in the financial markets, which could result in declined in the stock price or trading volume of the Embark Technology Class A Common Stock.

The Embark Technology Charter that will be effective upon consummation of the Business Combination will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Embark Technology stockholders, which could limit the ability of Embark Technology stockholders to obtain a favorable judicial forum for disputes with Embark Technology or its directors, officers, employees or stockholders.

The Embark Technology Charter will require, to the fullest extent permitted by law, that derivative actions brought in the name of Embark Technology, actions against directors, officers and employees for breach of fiduciary duty, any provision of the DGCL, the Embark Technology Charter, the Embark Technology Bylaws and other similar actions may be brought only in the Court of Chancery in the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the exclusive jurisdiction provisions of the Embark Technology Charter and (b) service of process on such stockholder’s counsel. Notwithstanding the foregoing, the Embark Technology Charter will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of Embark Technology capital stock shall be deemed to have notice of and to have consented to the provisions of the Embark Technology Charter described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Embark Technology or its directors, officers or other employees, which may discourage such lawsuits against Embark Technology and its directors, officers and employees. Alternatively, if a court were to find these provisions of the Embark Technology Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Embark Technology may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the business and financial condition of Embark Technology. Although Embark Technology believes this provision benefits Embark Technology by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Embark Technology’s directors and officers

Anti-takeover provisions in the Embark Technology Charter and the Embark Technology Bylaws to be effective upon consummation of the Business Combination could delay or prevent a change of control.

Certain provisions of the Embark Technology Charter and the Embark Technology Bylaws to become effective upon the consummation of the Business Combination may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by Embark Technology stockholders. These provisions provide for, among other things:

●	the ability of Embark Technology’s board of directors to issue one or more series of preferred stock;
●	a classified board;
●	a dual-class share structure;
●	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at Embark Technology annual meetings;
●	certain limitations on convening special stockholder meetings; and
●	limiting the ability of stockholders to act by written consent.

These anti-takeover provisions could make it more difficult for a third party to acquire Embark Technology even if the third party’s offer may be considered beneficial by many of the stockholders of Embark Technology.

In addition, although following the Trigger Date Embark Technology has opted out of Section 203 of the DGCL in the Embark Technology Charter, which prohibits a Delaware corporation from engaging in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless the business combination satisfies one of the statutorily available certain approval requirements, the Embark Technology Bylaws incorporate similar restrictions regarding takeovers by interested stockholders, except that the modified restrictions provide that the Embark Founders and their permitted transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions. Such restrictions may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Prior to the Trigger Date, Section 203 of the DGCL shall govern such transactions.

Certain stockholders of Embark Technology, including the Sponsor, may engage in business activities which compete with Embark Technology or otherwise conflict with the interests of Embark Technology.

The Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with Embark Technology. The Embark Technology Charter will provide that none of the Sponsor, any of their respective affiliates or any director who is not employed by Embark Technology (including any non-employee director who serves as an officer of Embark Technology in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which Embark Technology operates. The Sponsor also may pursue acquisition opportunities that may be complementary to the business of Embark Technology and, as a result, those acquisition opportunities may not be available to Embark Technology.

Because there are no current plans to pay cash dividends on Embark Technology Common Stock for the foreseeable future, stockholders of Embark Technology may not receive any return on investment unless such stockholders sell their shares of Embark Technology Common Stock for a price greater than paid for such shares.

Embark Technology intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of Embark Technology Common Stock will be at the sole discretion of the Embark Technology board of directors. Embark Technology’s board of directors may take into account general and economic conditions, Embark Technology’s financial condition and results of operations, Embark Technology’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by Embark Technology to its stockholders or by its subsidiaries to it and such other factors as the Embark Technology board of directors may deem relevant. In addition, the ability of Embark Technology to pay dividends is limited by covenants of Embark’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness Embark Technology incurs. As a result, stockholders of Embark Technology not receive any return on an investment in the Embark Technology Common Stock unless the stockholders sell their shares of Embark Technology Common Stock for a price greater than that the purchase price paid for such shares.

Risks Related to Redemption of NGA Common Stock

The ability of NGA’s public stockholders to redeem their shares for cash and the fact that NGA does not have a specified maximum redemption threshold may make it difficult or impossible for NGA to consummate the Business Combination.

The Merger Agreement requires as a closing condition that NGA have a minimum amount of cash assets on hand. If too many of NGA’s public stockholders exercise their redemption rights, NGA may not be able to satisfy this closing condition and, as a result, NGA would not be obligated to proceed with the Business Combination. Furthermore, in no event will NGA redeem its NGA public shares unless its net tangible assets are at least $5,000,001 either immediately prior to or upon consummation of the Business Combination (so that NGA is not subject to the SEC’s “penny stock” rules). Consequently, if accepting all properly submitted redemption requests would cause NGA’s net tangible assets to be less than $5,000,001, or would result in NGA not being able to satisfy the minimum cash closing condition as described above, NGA would not proceed with such redemption and the Business Combination.

If the Business Combination is unsuccessful, the NGA stockholders will continue to bear the risk of ownership of NGA Common Stock and NGA warrants, including the risks attendant to an alternative business combination and the risk that NGA may not be able to consummate another business combination before January 15, 2023. In such an event, NGA’s public stockholders will have no right to receive any pro rata portion of the Trust Account unless and until NGA liquidates the Trust Account, at which time all NGA warrants would expire worthless. No assurance can be given as to the market or price available to a stockholder that wishes to liquidate its investment NGA Common Stock or NGA warrants prior to such time, NGA Common Stock may trade at a discount to the pro rata amount per share in the Trust Account. In any such cases, NGA stockholders may suffer substantial losses.

There is no guarantee that an NGA stockholder’s decision to invest in Embark Technology through the Business Combination or, alternatively, to redeem its NGA Common Stock for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

NGA can give no assurance as to the price at which an NGA stockholder may be able to sell, in the future, the securities issued to or otherwise held by the NGA stockholders following a business combination, including the Business Combination. An NGA stockholder that does not redeem its NGA Common Stock will, following the Business Combination, bear the risk of ownership of the Embark Technology Class A Common Stock, and there can be no assurance that a stockholder will be able to sell such Embark Technology Class A Common Stock in the future for a greater amount than the redemption price set forth herein. Similarly, events following the consummation of the Business Combination may cause an increase in the public price for the Embark Technology Class A Common Stock the NGA stockholders hold following the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If NGA stockholders fail to comply with the redemption requirements specified herein, they will not be entitled to redeem their NGA Common Stock for a pro rata portion of the funds held in the NGA Trust Account.

In order to exercise their redemption rights, holders of NGA public shares are required to submit a request in writing and deliver their shares (either physically or electronically) to NGA’s transfer agent at least two business days prior to the Special Meeting. NGA’s stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account, including interest not previously released to NGA to pay its franchise and income taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination. For more information about how NGA stockholders may exercise their redemption rights, see the section entitled “Special Meeting of NGA — Redemption Rights.”

If third parties bring claims against NGA, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by NGA stockholders may be less than $10.00 per share.

NGA’s deposit of funds in the Trust Account may not protect those funds from third-party claims against NGA. NGA generally has required that all vendors, service providers and other persons and entities to which NGA has contractual obligations, including Embark, agree in writing to waive any right, title, interest or claim of any kind in or to any funds held in the Trust Account for the benefit of NGA’s public stockholders. Although NGA expects to continue to impose this requirement, certain parties with which NGA needs to conduct business may not execute such agreements, and the execution of such agreements may not prevent such parties from bringing certain claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against NGA’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, NGA’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to NGA than any alternative. In addition, upon certain redemptions of NGA public shares, including if NGA is unable to complete an initial business combination within the prescribed timeframe, NGA will be required to provide for payment of claims of creditors against NGA that were not waived and that are then outstanding or are likely to arise within ten years following such redemption. Accordingly, the per-share redemption amount received by NGA’s public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of creditors.

The Sponsor has agreed that it will be liable to NGA if and to the extent any claims by a vendor for services rendered or products sold to NGA, or a prospective target business with which NGA has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per public share (or such lesser amount per public share held in the Trust Account as of the date of the liquidation), subject to certain exceptions. NGA has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only material assets are securities of NGA. The Sponsor may not have sufficient funds available to satisfy those obligations. NGA has not asked the Sponsor to reserve for such eventuality, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for redemptions could be reduced to less than $10.00 per public share.

The securities in which NGA invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by NGA public stockholders may be less than $10.00 per share.

The proceeds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that NGA is unable to complete its initial business combination or make certain amendments to the NGA Existing Charter, its public stockholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income not released to NGA, net of taxes payable. Negative interest rates could impact the per-share redemption amount that may be received by public stockholders.

The U.S. federal income tax treatment of the redemption of NGA Common Stock as a sale of such NGA Common Stock depends on a stockholder’s specific facts.

The U.S. federal income tax treatment of a redemption of NGA Common Stock will depend on whether the redemption qualifies as a sale of such NGA Common Stock under Section 302(a) of the Code, which will depend largely on the total number of shares of NGA Common Stock treated as held by the stockholder electing to redeem NGA Common Stock (including any stock constructively owned by the holder, including as a result of owning private placement warrants or public warrants) relative to all of the stock of NGA outstanding before and after the redemption. If such redemption is not treated as a sale of NGA Common Stock for U.S. federal income tax purposes, the redemption will instead be treated as a corporate distribution. For more information about the U.S. federal income tax treatment of the redemption of NGA Common Stock, see the section entitled “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations for Holders in Respect of the Redemption of NGA Common Stock.”

SPECIAL MEETING OF NGA

General

NGA is furnishing this proxy statement/prospectus to NGA stockholders as part of the solicitation of proxies by the NGA Board for use at the Special Meeting to be held on            , 2021, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to NGA stockholders on or about            , 2021. This proxy statement/prospectus provides NGA stockholders with information NGA stockholders need to know to be able to vote or instruct the vote to be cast at the Special Meeting.

NGA is utilizing a virtual stockholder meeting format for the Special Meeting in light of the health risks associated with the outbreak of COVID-19. The NGA virtual stockholder meeting format uses technology designed to increase stockholder access, save NGA and its stockholders time and money and provide NGA stockholders rights and opportunities to participate in the virtual Special Meeting similar to those they would have at an in-person Special Meeting, at no cost. In addition to online attendance, NGA will provide stockholders with an opportunity to hear all portions of the Special Meeting as conducted by the NGA Board, submit written questions and comments during the Special Meeting and vote online during the open poll portion of the Special Meeting. NGA welcomes your suggestions on how it can make its virtual Special Meeting more effective and efficient.

All NGA stockholders as of the Record Date, or their duly appointed proxies, may attend the Special Meeting, which will be a completely virtual meeting. There will be no physical meeting locations and the Special Meeting will only be conducted via live webcast. If you were a NGA stockholder as of the close of business on            , 2021, you may attend the Special Meeting. As a registered stockholder, you received a proxy card with this proxy statement/prospectus. The proxy card contains instructions on how to attend the virtual meeting, including the website along with your control number. You will need your control number to attend the virtual meeting, submit questions and vote online.

If you do not have your control number, contact NGA’s transfer agent, Continental Stock Transfer & Trust Company, by email at Mzimkind@continentalstock.com. If your shares of NGA Common Stock are held by a bank, broker or other nominee, you will need to contact your bank, broker or other nominee and obtain a legal proxy. Once you have received your legal proxy, you will need to contact Continental Stock Transfer & Trust Company to have a control number generated. Please allow up to 72 hours for processing your request for a control number.

To attend online and participate in the Special Meeting, you will need to visit      and enter the 12 digit control number provided on your proxy card.

NGA’s stockholders will have multiple opportunities to submit questions to NGA for the Special Meeting. NGA’s stockholders may submit questions live during the meeting. Questions pertinent to Special Meeting matters may be recognized and answered during the Special Meeting in NGA’s discretion, subject to time constraints. NGA reserves the right to edit or reject questions that are inappropriate for Special Meeting matters. In addition, NGA will offer live technical support for all stockholders attending the Special Meeting.

If you do not have internet capabilities, you can attend the meeting via a listen-only format. The telephone number to attend the meeting via a listen-only format will be made available on NGA’s website in advance of the Special Meeting at www.northerngenesis.com. You will not be able to vote or submit questions through the listen-only format.

Date, Time, and Place

The Special Meeting will be held at      , Eastern Time, on            , 2021, via live webcast at
     , or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the Proposals.

Purposes of the NGA Special Meeting

NGA’s stockholders will vote on the following proposals at the Special Meeting.

●	The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby (Proposal No. 1).
●	The Charter Proposals — To consider and vote upon eight separate proposals to approve material differences between the NGA Existing Charter and the proposed Embark Technology Charter (Proposal Nos. 2.A-2.H).
(A)

Charter Proposal 2.A — to authorize the change in the authorized capital stock of NGA from 100,000,000 shares of NGA Common Stock and 1,000,000 shares of NGA Preferred Stock, to        shares of Embark Technology Class A Common Stock,         shares of Embark Technology Class B Common Stock and          Embark Technology shares of preferred stock;

(B)

Charter Proposal 2.B — to authorize the dual-class capital structure and provide that holders of shares of Embark Technology Class A Common Stock will be entitled to one vote per share on all matters to be voted upon by the stockholders, and holders of Embark Technology Class B Common Stock will be entitled to ten votes per share on all matters to be voted upon by the stockholders;

(C)

Charter Proposal 2.C — to provide that Embark Technology’s board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term;

(D)

Charter Proposal 2.D — to provide that (i) after the Trigger Date and until the Sunset Date, a director of Embark Technology may be removed, with or without cause, only upon the affirmative vote of a holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors and (ii) during any other period, including prior to the Trigger Date and after the Sunset Date, directors may be removed only for cause and only by holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors;

(E)

Charter Proposal 2.E — to provide that (i) following the Trigger Date and until the Sunset Date, all vacancies on the board of directors, however created, may only be filled by the affirmative vote of holders of at least a majority of the voting power of the outstanding Embark Technology Common Stock entitled to vote in an election of directors and (ii) for any other period, including prior to the Trigger Date and after the Sunset Date, any director vacancy may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum;

(F)

Charter Proposal 2.F — to provide that the amendment of certain provisions of the Embark Technology Charter will require (i) prior to the Trigger Date, the affirmative vote of holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class and then (ii) on or after the Trigger Date, the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding Embark Technology Common Stock voting together as a single class;

(G)

Charter Proposal 2.G — to provide that any amendment to the Embark Technology Bylaws will require (i) prior to the Trigger Date, the affirmative vote of holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class, (ii) after the Trigger Date but prior to the Sunset Date, the affirmative vote of holders of at least a majority of the total voting power of the outstanding Embark Technology Common Stock entitled to vote on the election of directors voting together as a single class and (iii) after the Sunset Date, the affirmative vote of holders of at least two-thirds of the voting power of the then outstanding Embark Technology Common Stock entitled to vote in an election of directors, voting as a single class; and

(H)

Charter Proposal 2.H — to authorize all other changes in connection with the replacement of the NGA Existing Charter with the Embark Technology Charter in connection with the consummation of the Business Combination (a copy of which is attached to this proxy statement/prospectus as Annex C), including (1) changing the corporate name from “Northern Genesis Acquisition Corp. II” to “Embark

Technology, Inc.,” (2) making Embark Technology’s corporate existence perpetual, (3) electing not to be governed by Section 203 of the DGCL following the Trigger Date and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, except that the modified restrictions provide that the Embark Founders and their permitted transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions; provided that, prior to the Trigger Date, Section 203 of the DGCL shall govern such transactions and (4) removing certain provisions related to NGA’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination and certain other changes that the NGA Board deems appropriate for a public operating company, all of which NGA’s board of directors believes are necessary to adequately address the needs of Embark Technology after the Business Combination;

●	The Director Election Proposal — To consider and vote upon a proposal to elect seven directors who, upon consummation of the Business Combination, will be the directors of Embark Technology (Proposal No. 3).
●	The Stock Issuance Proposal — To consider and vote upon a proposal to approve for purposes of complying with the applicable provisions of NYSE Listed Company Manual Rule 312.03, the issuance of (a) Embark Technology Class A Common Stock to the PIPE Investors, including the FPA PIPE Investors, pursuant to the PIPE Financing and (b) Embark Technology Class A Common Stock and Embark Technology Class B Common Stock to the Embark Stockholders pursuant to the Merger Agreement; (Proposal No. 4).
●	The Incentive Award Plan Proposal — To consider and vote upon a proposal to approve and adopt the Embark Technology 2021 Plan (Proposal No. 5).
●	The ESPP Proposal — To consider and vote upon a proposal to approve and adopt the ESPP (Proposal No. 6).
●	The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting (Proposal No. 7).

No other business will be conducted at the Special Meeting. The Business Combination will be consummated only if the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal (collectively, the “Condition Precedent Proposals”) are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal but is not conditioned upon the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned upon the approval of any other proposal. These proposals are described more fully in the proxy statement/prospectus. Please give your careful attention to all of the information in the proxy statement/prospectus.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the virtual Special Meeting if you owned shares of NGA Common Stock on the Record Date. You are entitled to one vote for each share of NGA Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 51,750,000 shares of NGA Common Stock outstanding in the aggregate, of which 41,400,000 were NGA public shares and 10,350,000 were Founder Shares held by the Sponsor.

Vote of the Sponsor

The Sponsor has agreed to vote any shares of NGA Common Stock owned by it in favor of the Business Combination. The Sponsor waived any redemption rights, including with respect to shares of NGA Common Stock purchased in the NGA IPO or in the aftermarket, in connection with the Business Combination. The Founder Shares have no redemption rights and will be worthless if no business combination is affected by NGA by January 15, 2023. However, the Sponsor is entitled to redemption rights upon NGA’s liquidation with respect to any NGA public shares it may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of NGA’s stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if holders of a majority of the outstanding shares of NGA Common Stock entitled to vote thereat attend virtually or are represented by proxy at the Special Meeting. At the Special Meeting, NGA will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present.

The approval of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of NGA Common Stock entitled to vote thereon at the Special Meeting. The Business Combination Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal, and the Adjournment Proposal require the affirmative vote (online or by proxy) of the holders of a majority of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting. The approval of the Director Election Proposal requires the affirmative vote (online or by proxy) of a plurality of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting. This means that the seven director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors.

As of the record date, NGA had 51,750,000 shares of NGA Common Stock issued and outstanding, 10,350,000 of which are Founders Shares held by the Sponsor. The Sponsor has agreed to vote such Founders Shares in favor of all proposals. Assuming all holders that are entitled to vote on such matters vote all of their NGA Common Stock in person or by proxy, 25,875,001 shares, of which 15,525,001 shares (or 37.5% of the public shares) are not subject to the Sponsor Support Agreement, will need to be voted in favor of each of the Charter Proposals, Business Combination Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, and the Adjournment Proposal in order to approve each such proposal.

NGA Board Recommendation

The NGA Board, by unanimous vote, has determined that it is in the best interests of NGA stockholders, to recommend that stockholders vote “FOR” each Proposal being submitted to a vote of the NGA stockholders at the Special Meeting. For more information about NGA’s reasons for the approval of the Business Combination and the recommendation of the NGA Board, see the section entitled “Proposal No. 1 — The Business Combination Proposal — NGA Board’s Reasons for the Approval of the Business Combination.”

Voting Your Shares

Each share of NGA Common Stock that you own in your name entitles you to one vote on each of the Proposals for the Special Meeting. Your one or more proxy cards show the number of shares of NGA Common Stock that you own. There are several ways to vote your shares of NGA Common Stock:

You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of NGA Common Stock will be voted as recommended by the NGA Board. The NGA Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the ESPP Proposal, and “FOR” the Adjournment Proposal.

You can attend the Special Meeting virtually and vote online even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be required to enter the 12 digit control number included on your proxy card to submit a vote. However, if your shares of NGA Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee and obtain a control number. That is the only way NGA can be sure that the broker, bank or nominee has not already voted your shares of NGA Common Stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at such meeting by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may notify NGA’s secretary, in writing, before the Special Meeting that you have revoked your proxy; or
●	you may attend the Special Meeting virtually, revoke your proxy and vote online, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called to consider only the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Under the NGA Existing Bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of NGA Common Stock, you may call D.F. King & Co., Inc., NGA’s proxy solicitor, at D.F. King & Co., Inc., toll-free at (888) 605-1958 or collect at (212) 269-5550 or email at nga@dfking.com.

Redemption Rights

Under the NGA Existing Charter, holders of NGA public shares may elect to have their public shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination (including interest net of taxes payable), by (b) the total number of NGA public shares (“Redemption Payments”); provided that NGA will not redeem any NGA public shares to the extent that such redemption would result in NGA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. As of            , 2021, this would have amounted to approximately $10.00 per share.

In order to exercise your redemption rights, you must:

●	if you hold NGA units, elect to separate your NGA units into the underlying NGA public shares and NGA public warrants prior to exercising your redemption rights with respect to the NGA public shares; and
●	prior to 5:00 p.m., Eastern time, on , 2021 (two business days before the Special Meeting), tender your shares physically or electronically through DTC, and submit a request in writing that NGA redeem your NGA public shares for cash, to Continental Stock Transfer & Trust Company, NGA’s transfer agent, to the attention of Mark Zimkind, by email at Mzimkind@continentalstock.com.

NGA stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is NGA’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, NGA does do not have any control over this process and it may take longer than two weeks. NGA stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your shares of NGA Common Stock as described above, your shares will not be redeemed.

You may elect to redeem your shares irrespective of whether you vote for or against the Business Combination or do not vote at all. You do not have to be a record date holder in order to exercise your redemption rights. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with NGA’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting the transfer agent at the phone number or address listed above.

Holders of outstanding NGA units must separate the underlying NGA public shares and public warrants prior to exercising redemption rights with respect to the NGA public shares. If you hold NGA units registered in your own name, you must deliver the certificate for such NGA units to Continental Stock Transfer & Trust Company with written instructions to separate such units into NGA public shares and NGA public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the NGA public shares from the units.

If a broker, dealer, commercial bank, trust company or other nominee holds your NGA units, you must instruct such nominee to separate your NGA units. Your nominee must send written instructions to Continental Stock Transfer & Trust Company. Such written instructions must include the number of NGA units to be split and the nominee holding such NGA units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant NGA units and a deposit of an equal number of NGA public shares and the associated NGA public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the NGA public shares from the NGA units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your NGA public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Prior to exercising redemption rights, NGA’s stockholders should verify the market price of NGA Common Stock as they may receive higher proceeds from the sale of their NGA Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. NGA cannot assure that you will be able to sell your shares of NGA Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the NGA Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your NGA public shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, Embark Technology’s future growth following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption. If the Business Combination is not approved and consummated, NGA will promptly return any certificates delivered or shares tendered electronically.

If the Business Combination is not approved and NGA does not consummate an initial business combination by January 15, 2023, NGA will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the public stockholders and the Founder Shares and NGA warrants will expire worthless.

Solicitation of Proxies

The solicitation of proxies from NGA’s stockholders is made on behalf of the NGA Board. NGA and Embark will share equally in the costs and expenses of printing, filing, assembling and mailing this proxy statement/prospectus and all fees paid to the SEC. In addition to soliciting proxies by mail, directors, officers and employees of NGA may solicit proxies personally and by telephone, e-mail or otherwise. None of these persons will receive additional or special compensation for soliciting proxies. NGA will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of NGA Common Stock and obtaining their voting instructions.

NGA has engaged the firm of D.F. King & Co Inc. to assist in the solicitation of proxies for the Special Meeting and will pay a fee of $      plus reimbursement for its reasonable out-of-pocket expenses. Banks, brokers and stockholders should call toll-free at (888) 605-1958 or collect at (212) 269-5550 or email at nga@dfking.com if assistance is needed completing proxy cards or if there are questions regarding the Special Meeting.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

NGA is asking its stockholders to approve and adopt the Merger Agreement and the Business Combination. NGA stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. For more information about and a summary of certain terms of the Merger Agreement, see the section entitled “ — The Merger Agreement.” You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because NGA is holding the Special Meeting to vote on the Business Combination, NGA may consummate the Business Combination only if it is approved by the affirmative vote (online or by proxy) of the holders of a majority of the votes cast by the holders of the outstanding shares of NGA Common Stock entitled to vote thereon at the Special Meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules, which are referred to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

General: Structure of the Business Combination

On June 22, 2021, NGA, Merger Sub and Embark entered into the Merger Agreement, pursuant to which Merger Sub and Embark will enter into the Business Combination. On the Closing Date, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Embark, the separate corporate existence of Merger Sub will cease and Embark will be the surviving corporation and a wholly owned subsidiary of Embark Technology (formerly NGA). The terms of the Merger Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Business Combination and the other transactions contemplated thereby, are summarized below.

The Business Combination is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in such certificate of merger. The parties will hold the Closing upon or immediately prior to such filing of a certificate of merger, on the Closing Date to be specified by NGA and Embark, following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), but in no event later than three business days after the satisfaction or waiver, if legally permissible, of each of the conditions to the completion of the Business Combination (or on such other time and place as NGA and Embark may mutually agree in writing).

Conversion and Reclassification of Securities

Immediately prior to the Effective Time, by virtue of the effectiveness of the Embark Technology Charter, and without any further action on the part of any holder of the NGA Common Stock issued and outstanding immediately prior to the Effective Time:

●	the NGA Common Stock, as a class, shall be reclassified as the Embark Technology Class A Common Stock, with each share of NGA Common Stock that is issued and outstanding at such time thereafter constituting one share of Embark Technology Class A Common Stock.
●	any shares of NGA Common Stock (or Embark Technology Class A Common Stock) held in the treasury of NGA shall be cancelled.

At the Effective Time, by virtue of the Business Combination and without any action on the part of NGA, Embark, Merger Sub or the holders of any of their securities:

●	each share of Embark common stock that is issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Embark common stock subject to Embark Awards or warrants, (ii) any share of Embark common stock held in the treasury of Embark immediately prior to the Effective Time (“Treasury Shares”), which shall be canceled as part of the Business Combination, and (iii) any shares of Embark common stock electing to demand statutory appraisal rights due to the Business Combination (“Dissenting Shares”)) (collectively, the “Exchange Shares”), will be canceled and converted into the right to receive the applicable portion of the number of shares of Embark Technology Common Stock equal to an exchange ratio equal to the quotient of (i) (a) the base purchase price of $4,250,000,000 (as adjusted pursuant to the terms of the Merger Agreement) divided by (b) $10.00 (the “Aggregate Merger Consideration”) and the Aggregate Fully Diluted Company Common Shares (as defined in the Merger Agreement) (the “Exchange Ratio”). Each holder of Exchange Shares shall have its Exchange Shares converted into either (i) Embark Technology Class A Common Stock, or (ii) Embark Technology Class B Common Stock, as follows:
●	in the case of Exchange Shares held by each of Alex Rodrigues and Brandon Moak (or, in each case, a Permitted Trust), such Exchange Shares shall be converted into Embark Technology Class B Common Stock (the Embark Technology Class B Common Stock issued to (x) Mr. Rodrigues (or the applicable trust) will provide him with approximately 39.6% of the voting power and (y) Mr. Moak (or the applicable trust) will provide him with approximately 29.3% of the voting power, in each case, of the outstanding Embark Technology Common Stock of NGA following the Closing, assuming no redemptions by NGA stockholders); and
●	in the case of any other holder of Exchange Shares, such Exchange Shares shall be converted into Embark Technology Class A Common Stock.
●	each share of the capital stock of Merger Sub shall be converted into one (1) share of common stock of the Embark Technology.
●	each holder’s Embark Option that is then outstanding prior to the Effective Time shall be converted into the right to receive an option relating to shares of Embark Technology Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, a “Embark Technology Option”), except that (a) such Embark Technology Option shall relate to that whole number of shares of Embark Technology Common Stock (rounded down to the nearest whole share) equal to the number of shares of Embark common stock subject to such Embark Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such Embark Technology Option shall be equal to the exercise price per share of such Embark Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).
●	each Embark Restricted Stock Award and certain warrants that are then outstanding prior to the Effective Time shall be converted into the right to receive restricted shares of Embark Technology Common Stock (each, an

“Adjusted Embark Technology Restricted Stock Award”) with substantially the same terms and conditions as were applicable to such Embark Restricted Stock Award or, in the case of warrants, the same time-based vesting conditions that were previously applicable immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted Embark Technology Restricted Stock Award shall relate to such number of shares of Embark Technology Common Stock as is equal to the product of (i) the number of shares of Embark common stock subject to such Embark Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.
●	each holder’s Embark RSU that is then outstanding prior to the Effective Time shall be converted into the right to receive restricted stock units based on shares of Embark Technology Common Stock (each, an “Adjusted Embark Technology RSU”) with substantially the same terms and conditions as were applicable to such Embark RSU immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted Embark Technology RSU shall relate to such number of shares of Embark Technology Common Stock as is equal to the product of (i) the number of shares of Embark common stock subject to such Embark RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.
●	all Treasury Shares will automatically be canceled and cease to exist as of the Effective Time, and no consideration will be delivered in exchange therefor.
●	each NGA public share with respect to which a stockholder of NGA has validly exercised its rights to redeem all or a portion of the NGA public shares held by such holder, and that shall be redeemed at the Effective Time (the “Redemption Shares”) will not be entitled to receive its portion of the Aggregate Merger Consideration, and will be converted into the right to receive from NGA, in cash, at a per-share price in an amount equal to a pro rata share of the aggregate amount on deposit in the Trust Account, and NGA will make such cash payments in respect of each such Redemption Share at or as promptly as practical after the Effective Time.
●	as of the Effective Time, all such Redemption Shares will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a Redemption Share (or related certificate or book-entry share) will cease to have any rights with respect thereto, except the right to receive the cash payments from NGA referred to in the immediately preceding sentence.
●	all such shares of Embark common stock, when so converted, will cease to be outstanding and will automatically be canceled and cease to exist, and each holder of a share of Embark common stock that was outstanding immediately prior to the Effective Time (other than Treasury Shares, Dissenting Shares and Redemption Shares) will cease to have any rights with respect thereto, except the right to receive its portion of the Aggregate Merger Consideration.

Closing

The Closing shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) business days after the first date on which all closing conditions set forth in the Merger Agreement shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as NGA and Embark may mutually agree in writing.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of NGA and Embark relating to, among other things, their ability to enter into the Merger Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Closing. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement. Such representations and warranties will terminate and be of no further force and effect as of the Closing.

The Merger Agreement contains representations and warranties made by Embark to NGA relating to a number of matters, including the following:

●	organization and qualification to do business;
●	subsidiaries;
●	authority to enter into the Merger Agreement;
●	absence of conflicts with organizational documents, applicable laws or certain other agreements;
●	no consent or approval of a governmental entity is required to complete the Business Combination;
●	capitalization;
●	financial statements;
●	absence of undisclosed liabilities;
●	absence of litigation;
●	legal compliance;
●	material contracts;
●	employee benefit plans;
●	labor and employment matters;
●	taxes;
●	brokers’ fees;
●	insurance;
●	permits and licenses, and compliance;
●	real property and title to assets;
●	intellectual property;
●	privacy and cybersecurity;
●	environmental matters;
●	absence of certain changes or events;
●	anti-corruption compliance;
●	sanctions and international trade compliance;
●	exclusivity of the representations and warranties made by Embark.

The Merger Agreement contains representations and warranties made by NGA to Embark relating to a number of matters, including the following:

●	corporate organization;
●	authority to enter into the Merger Agreement;
●	absence of conflicts with organizational documents, applicable laws or certain other agreements;
●	absence of litigation;
●	proper filing of documents with the SEC, financial statements and compliance with the Sarbanes-Oxley Act;
●	the listing of NGA Common Stock on the NYSE;
●	no consent or approval of a governmental entity is required to complete the Business Combination;
●	the Trust Account;
●	Investment Company Act and JOBS Act;
●	absence of certain changes or events;
●	absence of undisclosed liabilities;
●	capitalization;
●	brokers’ fees;
●	absence of indebtedness;
●	taxes;
●	business activities;
●	listing of the Embark Technology Common Stock and Embark Technology warrants after Closing;
●	registration and proxy statements;
●	exclusivity of the representations and warranties made by Embark.

Conduct of Business Pending the Business Combination

Embark has agreed that, prior to the Closing or termination of the Merger Agreement, subject to certain exceptions, it will use reasonable best efforts to conduct its business in the ordinary course of business and in a manner consistent with past practice. Embark has also agreed to use its reasonable best efforts to operate its and any subsidiaries business in the ordinary course of business.

In addition to the general covenant above, Embark has agreed that prior to Closing, subject to specified exceptions, it will not, and will cause each of its subsidiaries not to, without the written consent of NGA (which may not be unreasonably conditioned, withheld, delayed or denied):

●	amend or otherwise change its certificate of incorporation, bylaws or other equivalent organizational documents in any manner that would (i) increase the Aggregate Merger Consideration, (ii) impose or modify the terms of any transaction expenses, any other out-of-pocket fees and expenses paid or payable by Embark or any of its subsidiaries as a result of or in connection with the consummation of the transactions contemplated by the Merger Agreement, or (iii) impose or modify the terms of any obligation, liability, restriction or requirement that would be binding on Embark Technology, as a vested right in contract or otherwise, upon or following the Effective Time;
●	make or declare any dividend or distribution to the stockholders of Embark or make any other distributions in respect of any of the equity interests of Embark;
●	split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Embark’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of Embark that remains a wholly owned subsidiary of Embark after consummation of such transaction;
●	purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Embark or its subsidiaries, except for (i) the acquisition by Embark or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests (other than Embark Awards) of Embark or its subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between Embark and any wholly owned subsidiary of Embark or between wholly owned subsidiaries of Embark;
●	enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any contract of a type required to be listed on the disclosure letter of Embark, or any lease of real property, in each case, other than (i) renewals of existing contracts in the ordinary course of business, (ii) as required by law or (iii) with respect to certain commercial contracts set forth on the disclosure letter of Embark;
●	sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of Embark or its subsidiaries, except for (i) sales of inventory to customers in the ordinary course of business, (ii) dispositions of obsolete or worthless equipment and (iii) transactions among Embark and its wholly owned subsidiaries or among its wholly owned subsidiaries;
●	acquire any ownership interest in any real property;
●	except as otherwise required by law, existing employee benefit plans or employment contracts of Embark, (i) grant any material severance, retention, change in control or termination pay with respect to certain specified employees of Embark or its subsidiaries subject to employment or similar contracts, (ii) make any change in the key senior management structure of Embark or any of its subsidiaries, including the hiring of additional executive officers or the termination of existing executive officers, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any material employee benefit plan of Embark, (iv) materially increase the base cash compensation of any employee, officer, director or other individual service provider, other than such increases that are in the ordinary course of business and consistent with past practice, or (v) amend or waive any material performance or vesting criteria or to accelerate the time of payment or vesting of any material compensation or benefit payable by Embark or any of its subsidiaries;
●	acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
●	(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Embark or any of its subsidiaries or otherwise incur or assume any indebtedness, other than indebtedness among Embark and its wholly owned subsidiaries, or (ii) guarantee any indebtedness of another person (other than Embark and its wholly owned subsidiaries);
●	(i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes, (v) settle any claim or assessment in respect of material taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes, except in the ordinary course of business;
●	take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Business Combination from qualifying for the intended tax treatment;
●	(i) issue any additional shares of Embark common stock or securities exercisable for or convertible into Embark common stock, other than the issuance of Embark common stock upon the exercise or settlement of Embark Options in the ordinary course of business under the Embark’s existing equity incentive plan and the applicable award agreement, in each case, outstanding on the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement, or (ii) grant any additional Embark Awards or other equity or equity-based compensation, other than the grant of Embark Awards in accordance with the Embark’s existing equity incentive plan, (A) in the ordinary course of business, to the extent, in such amounts, and upon terms consistent with past practice, (B) required by the terms of any Embark benefit plan or (C) to the extent necessary or appropriate in connection with new hires, promotions or in connection with Embark’s Founder Grant compensation program (as determined by Embark in good faith);
●	adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Embark or its subsidiaries (other than the Business Combination);
●	waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 in the aggregate;
●	grant to, or agree to grant to, any person rights to any intellectual property that is material to Embark and its subsidiaries, or dispose of, abandon or permit to lapse any rights to any intellectual property that is material to Embark and its subsidiaries, except for the expiration of registered intellectual property of Embark in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of Embark’s or any of its subsidiaries’ business judgment as to the costs and benefits of maintaining the item;
●	enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable law, or recognize or certify any labor union, labor organization, or group of employees of Embark or its subsidiaries as the bargaining representative for any employees of Embark or its subsidiaries; or
●	enter into any agreement to do any of the foregoing.

Embark and its subsidiaries shall not be required to obtain consent from NGA to take actions that are outside of the ordinary course of business (A) if such action is required by law, (B) if such action is set forth in Embark’s business plan and/or budget previously provided to NGA, (C) to the extent reasonably necessary to protect the health and safety of Embark’s or its subsidiaries’ employees or (D) reasonably in response to any applicable law, directive, guideline or recommendation arising out of, or otherwise related to, COVID-19, and such actions shall not serve as a basis for NGA to terminate the Merger Agreement or assert that Embark has violated any covenant or agreement in the Merger Agreement or that any of the closing conditions have not been satisfied.

NGA has agreed that, prior to Closing or termination of the Merger Agreement, subject to specified exceptions, it will operate its business (and cause Merger Sub to operate its business) in the ordinary course of business. In addition, NGA has agreed that prior to Closing, subject to specified exceptions, it will not (and shall cause Merger Sub not to), without the written consent of Embark (which may not be unreasonably conditioned, withheld, delayed or denied):

●	seek any approval from the stockholders of NGA to change, modify or amend the Investment Management Trust Agreement, dated January 12, 2021, by and between NGA and Continental Stock Transfer & Trust Company, as trustee, or the governing documents of NGA or Merger Sub, except as contemplated by the transaction proposals put forth to the vote of the stockholders of NGA;

●	(x) make or declare any dividend or distribution to the stockholders of NGA or make any other distributions in respect of any of NGA’s capital stock or any Merger Sub capital stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of NGA’s capital stock or any Merger Sub capital stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of NGA or Merger Sub, other than a redemption of shares of NGA Common Stock;
●	(A) make or change any material election in respect of material taxes, (B) materially amend, modify or otherwise change any filed material tax return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (D) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement, (E) settle any claim or assessment in respect of material taxes, (F) knowingly surrender or allow to expire any right to claim a refund of material taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes;
●	take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Business Combination from qualifying for the intended tax treatment;
●	other than as expressly required by the support agreement entered into with the Sponsor, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of NGA or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);
●	incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Embark or any of Embark’s subsidiaries or guarantee any debt securities of another person, other than (A) loans related to working capital and (B) any indebtedness for borrowed money or guarantee (x) incurred in the ordinary course of business and in an aggregate amount not to exceed $100,000, or (y) incurred between NGA and Merger Sub;
●	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by the Merger Agreement and any ancillary agreements or in support of the ordinary course operations of NGA (which the parties agree shall include any indebtedness in respect of any loans related to working capital);
●	(A) issue any equity securities of NGA or securities exercisable for or convertible into securities of NGA, other than the issuance of the Aggregate Merger Consideration, the incurrence of loans relating to working capital for NGA and issuance of warrants relating to such loans for working capital for NGA to Sponsor, and the issuance of securities of NGA pursuant to Subscription Agreements and Forward Purchase Agreements, or (B) grant any options or other equity-based awards with respect to securities of NGA not outstanding on the date of the Merger Agreement; or
●	enter into any agreement to do any to do any of the foregoing.

NGA shall not be required to obtain consent from Embark to do any of the foregoing if such action is required by law.

Additional Agreements

Proxy Statement

NGA and Embark agreed to jointly prepare and NGA shall file with the SEC this proxy statement/prospectus to be sent to the stockholders of NGA relating to the Special Meeting of the NGA stockholders to consider the Proposals as promptly as practicable after the execution of the Merger Agreement.

NGA Stockholders Meeting

NGA has agreed to call and hold the Special Meeting of the NGA stockholders as promptly as practicable after this proxy statement/prospectus is declared effective by the SEC (but in no event later than thirty (30) business days following the date this proxy statement/prospectus is declared effective by the SEC). NGA has agreed, through the board of directors of NGA, to recommend to the stockholders of NGA that they approve the Proposals and to include the recommendation of the board of directors of NGA in this proxy statement/prospectus.

Exclusivity

From the date of the Merger Agreement and ending on the earlier of (a) the Closing Date and (b) the termination of the Merger Agreement, NGA will not, and will cause its subsidiaries and its and their respective representatives acting on its or their behalf not to, (i) make any proposal or offer that constitutes a business combination proposal (other than the Business Combination Proposal), (ii) continue or initiate any discussions or negotiations with any person with respect to a business combination proposal (other than Embark, the Business Combination Proposal), or (iii) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a business combination proposal, in each case, other than to or with Embark and its respective representatives. From and after the date of the Merger Agreement, NGA will, and will instruct its officers and directors to, and NGA will instruct and cause its representatives, its subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to a business combination proposal (other than Embark and its representatives). From and after the date of the Merger Agreement, NGA will, and will instruct its officers and directors to, and will instruct and cause its representatives, its subsidiaries (including Merger Sub) and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons (other than Embark and its representatives) that may be ongoing with respect to any business combination proposal.

From the date of the Merger Agreement and ending on the earlier of (a) the Closing Date and (b) the termination of the Merger Agreement, Embark and its subsidiaries will not, and Embark will instruct and use its reasonable best efforts to cause its representatives not to, (i) continue or initiate any negotiations with any person with respect to, or provide any non-public information or data concerning Embark or any of Embark’s subsidiaries to any person relating to, an acquisition proposal with respect to Embark and/or its subsidiaries (an “Acquisition Proposal”) (other than NGA, the Business Combination Proposal) or afford to any person access to the business, properties, assets or personnel of Embark or any of Embark’s subsidiaries in connection with an Acquisition Proposal (other than NGA, the Business Combination Proposal), (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal (other than the Merger Agreement), (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an Acquisition Proposal (other than NGA, the Business Combination Proposal). From and after the date hereof, Embark will, and will instruct its officers and directors to, and will instruct and cause its representatives, its subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons (other than NGA, Merger Sub and their representatives) that may be ongoing with respect to any Acquisition Proposal.

Stock Exchange Listing

Until the Effective Time, NGA will take all reasonable actions to ensure NGA remains listed as a public company on the NYSE. Unless requested by Embark to submit a listing application with the NYSE, NGA will take such action as necessary to delist the NGA Common Stock and NGA warrants from the NYSE effective upon the Effective Time, and will prepare and submit to Nasdaq a listing application, in accordance with Nasdaq rules, covering all shares of Embark Technology Common Stock and all Embark Technology warrants, and will use its reasonable best efforts to obtain approval for the listing of the Embark Technology Common Stock and NGA warrants on Nasdaq from and after the Effective Time, and Embark will reasonably cooperate with NGA with respect to such listing.

Embark Pre-Closing Settlement and Conversion

Immediately prior to the Effective Time in connection with the completion of the Merger, (i) all Embark warrants exercisable for Embark common stock will be exercised in full on a cash or cashless basis, as applicable, in accordance with their respective terms and (ii) each share of Embark founder preferred stock and Embark preferred stock will be converted into one share of Embark common stock.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for:

●	certain limitations on the operation of the parties’ respective businesses prior to consummation of the Merger as discussed in greater detail above,
●	the parties’ efforts to satisfy conditions to consummation of the Merger, including by obtaining necessary approvals from governmental agencies (including U.S. federal antitrust authorities), and
●	NGA preparing and filing this proxy statement/prospectus with the SEC and taking certain other actions to obtain the requisite approval of the stockholders of NGA to vote in favor of certain matters, including the adoption of the Merger Agreement and approval of the Merger, at a special meeting to be called therefor.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

●	the parties providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;
●	Embark preparing and delivering to NGA certain additional Embark financial statements;
●	the termination of certain agreements between Embark and its affiliates;
●	the approval by NGA stockholders of certain employment matters of Embark and the Embark Technology 2021 Plan;
●	the exclusion of third-party beneficiaries from the Merger Agreement;
●	NGA making disbursements from the Trust Account;
●	the composition of the Embark Technology board of directors;
●	director and officer indemnification;
●	the filing by NGA of any required SEC filings;
●	no amendment of subscription or forward purchase agreements;
●	stockholder litigation;
●	amendments to the governing documents of NGA;
●	cooperation regarding any filings required under the HSR Act;
●	approval by the stockholders of each of NGA and Embark of the Proposals;

●	the parties using reasonable best efforts to consummate and support the Business Combination;
●	the intended tax treatment of the Business Combination;
●	matters relating to Section 16 of the Exchange Act
●	prompt notification of certain matters; and
●	NGA keeping Embark informed as to the status of the PIPE Financing.

Conditions to Closing of the Merger Agreement

Mutual Conditions

The obligations of each of NGA, Embark and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of each of the following mutual conditions:

●	the applicable Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of NGA in accordance with this proxy statement/prospectus, the DGCL and the NGA Organizational Documents;
●	the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite affirmative vote of the stockholders of Embark in accordance with the DGCL and the Embark Organizational Documents;
●	the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
●	the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement and any ancillary agreements shall have expired or been terminated;
●	no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination;
●	NGA shall have at least $5,000,001 of net tangible assets after giving effect to the PIPE Financing (as determined in accordance with the Exchange Act); and
●	the shares of Embark Technology Common Stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq or, if requested by Embark, the NYSE.

NGA and Merger Sub Conditions

The obligations of NGA and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

●	each of the representations and warranties of Embark contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Embark material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Embark material adverse effect; and

●	each of the covenants of Embark set forth in the Merger Agreement to be performed as of or prior to the Closing shall have been performed in all material respects or, in the event of any failure to so perform, such breach shall have been cured by Embark.

Embark Conditions

The obligations of Embark to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

●	(i) the representations and warranties of NGA contained in the section in the Merger Agreement titled Capitalization of Acquiror shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement and (ii) each of the other representations and warranties of NGA contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date;
●	each of the covenants of NGA to be performed as of or prior to the Closing shall have been performed in all material respects or, in the event of any failure to so perform, such breach shall have been cured by NGA;
●	the Embark Technology Charter shall have been filed with the Secretary of State of the State of Delaware and NGA shall have adopted the Embark Technology Bylaws; and
●	the Available Acquiror Cash shall be no less than the $295 million (after deducting any amounts paid to NGA stockholders that exercise their redemption rights in connection with the Business Combination); provided, however, that this condition may not be waived unless the Embark board of directors approves the waiver after Embark’s management has expressed its belief, in its sole discretion, that following the Closing, Embark will have enough cash to fund Embark through the commercialization of its business.

Termination

The Merger Agreement may be terminated, and the Business Combination may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Business Combination by the stockholders of NGA, as follows:

●	by mutual written consent of NGA and Embark;
●	by Embark or NGA if any governmental entity shall have enacted, issued, promulgated, enforced or entered any order which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;
●	by Embark if there has been a modification in the recommendation of the board of directors of NGA relating to the approval of the Business Combination;
●	prior to the Closing by written notice to Embark from NGA if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Embark set forth in the Merger Agreement, such that the closing conditions specified in the Merger Agreement would not be satisfied at the Closing (a “Terminating Embark Breach”), except that, if such Terminating Embark Breach is curable by Embark through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Embark of notice from NGA of such breach, but only as long as Embark continues to use its respective reasonable best efforts to cure such Terminating Embark Breach (the “Embark Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Embark Breach is not cured within the Embark Cure Period, or (ii) the Closing has not occurred on or prior to November 20, 2021, plus a maximum of thirty days to the extent the Registration Statement is not declared effective by the SEC on or prior to October 21, 2021, unless NGA is in material breach of the Merger Agreement;
●	by NGA if the Embark stockholder approvals of the Proposals shall not have been obtained within five (5) business days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; or
●	prior to the Closing, by written notice to NGA from Embark if (i) there is any breach of any representation, warranty, covenant or agreement on the part of NGA or Merger Sub set forth in the Merger Agreement, such that the closing conditions specified in the Merger Agreement would not be satisfied at the Closing (a “Terminating NGA Breach”), except that, if any such Terminating NGA Breach is curable by NGA through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by NGA of notice from Embark of such breach, but only as long as NGA continues to exercise such reasonable best efforts to cure such Terminating NGA Breach (the “NGA Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating NGA Breach is not cured within the NGA Cure Period or (ii) the Closing has not occurred on or prior to November 20, 2021, plus a maximum of thirty days to the extent the Registration Statement is not declared effective by the SEC on or prior to October 21, 2021, unless Embark is in material breach of the Merger Agreement.

Effect of Termination

If the Merger Agreement is terminated, the Merger Agreement will become void and there will be no liability under the Merger Agreement on the part of any party, except in the case of fraud or a willful material breach of the Merger Agreement prior to such termination, except that certain provisions of the Merger Agreement shall survive such termination.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, which are referred to as the “Related Agreements,” but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summaries are qualified in their entirety by reference to the complete text of the respective Related Agreement certain of which have been filed as an exhibit to this proxy statement/prospectus or have been or will be filed with the SEC at a future date. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Sponsor Support Agreement and Foundation Investor Support Agreement

In connection with the Merger Agreement, NGA, Embark and the Sponsor entered into the Sponsor Support Agreement pursuant to which Sponsor agreed to vote all of its shares of NGA Common Stock (i) in favor of the approval and adoption of the Business Combination, the Merger Agreement and each of the Transaction Proposals (as defined in the Merger Agreement)and (ii) against (A) any business combination proposal or related proposals (in each case, other than the Transaction Proposals contemplated by the Merger Agreement); (B) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by NGA; (C) any change in the business, management or Board of Directors of NGA (in each case, other than the Transaction Proposal contemplated by the Merger Agreement); and (D) any proposal, action or agreement that would (v) impede, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Merger Agreement or the Merger, (w) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of NGA or Merger Sub under the Merger Agreement, (x) result in certain specified closing conditions set forth in the Merger Agreement not being fulfilled or (y) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, NGA. The Sponsor further agreed not to enter into any voting arrangement that is inconsistent with the commitment under the Sponsor Support Agreement to vote in favor of the approval and adoption of the Business Combination.

Additionally, Sponsor agreed, among other things, not to transfer, subject to certain customary exceptions, any of its shares of Embark Technology Class A Common Stock until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) the date on which the last reported sales price of the Embark Technology Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20-trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination, or (y) the date on which Embark Technology completes a liquidation, merger, capital stock exchange, reorganization or similar transaction that results in Embark Technology stockholders having the right to exchange their shares of Embark Technology Class A Common Stock for cash, securities or other property. In addition, the Sponsor agreed not to transfer the NGA warrants (or any shares of Embark Technology Class A Common Stock issuable upon exercise thereof) until 30 days after the completion of the Business Combination.

The transfer restrictions on the Sponsor’s shares of Embark Technology Class A Common Stock discussed above do not apply to shares of Embark Technology Common Stock and warrants acquired (i) in the public market (whether prior to or after the Closing), (ii) pursuant to a transaction exempt from registration under the Securities Act, pursuant to a subscription agreement where the issuance of Embark Technology Common Stock occurs on or after the Closing, or (iii) pursuant to the PIPE Financing.

Pursuant to the Sponsor Support Agreement, the Sponsor also agreed to forfeit, immediately prior to Closing, (i) a relative percentage of up to 1,130,239 Founder Shares to the extent that the Sponsor’s institutional investors fail to hold, at the Closing, at least one-half of the shares of NGA Common Stock issued to such investors in connection with the NGA IPO, and (ii) up to 627,910 Founder Shares (currently expected to be 393,025 Founder Shares) in connection with the Forward Purchase Agreement investment.

The Sponsor Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the form of the Sponsor Support Agreement attached hereto as Annex B and incorporated by reference into this proxy statement/prospectus. All stockholders are encouraged to read the form of the Sponsor Support Agreement in its entirety for a more complete description of the terms and conditions thereof.

In addition, in connection with the Merger Agreement, the Sponsor expects certain of its institutional investors to enter into separate Support Agreements pursuant to which such investors will agree, among other things, to vote all shares of NGA Common Stock held by such investor at the time of such vote (i) in favor of the approval and adoption of the Business Combination, the Merger Agreement and each of the Transaction Proposals (as defined in the Merger Agreement), (ii) against any other business combination proposal or related proposals; and (iii) against any proposal, action or agreement that would reasonably be expected to impede, frustrate, or prevent the Merger or the satisfaction of any of the conditions thereto. Each such investor is further expected to represent and agree that such investor has not entered into, and will not enter, any agreement that would restrict, limit or interfere with voting agreement made in the Support Agreement.

Embark Holders Support Agreement

In connection with the Merger Agreement, NGA, Embark and certain stockholders of Embark (the “Embark Holders”) entered into the Company Holders Support Agreement (the “Embark Holders Support Agreement”) pursuant to which the Embark Holders each agreed to (i) vote his, her or its shares of Embark common stock in favor of the approval and adoption of the Merger, Merger Agreement and the transactions contemplated thereby and (ii) vote against (A) any Acquisition Proposal (as defined in the Merger Agreement) or any proposal relating to an Acquisition Proposal (in each case, other than the Merger and the other transactions contemplated by the Merger Agreement); (B) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Embark; and (C) against any proposal, action or agreement that would (x) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Merger, (y) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Embark under the Merger Agreement or (z) result in certain specified closing conditions set forth in the Merger Agreement not being fulfilled.

The Embark Holders also agreed to (i) not transfer, subject to limited exceptions, any shares of Embark common stock prior to the Closing or termination of the Merger Agreement, (ii) deliver a duly executed counterpart to the

Registration Rights Agreement at Closing and (iii) be bound by certain other covenants and agreements related to the Business Combination.

The Embark Holders Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

The summary of the Embark Holders Support Agreement set forth above is qualified in its entirety by reference to the complete text of the form of Embark Holders Support Agreement which was filed as Exhibit 10.2 to NGA’s Current Report on Form 8 on June 23, 2021. All stockholders are encouraged to read the form of Embark Holders Support Agreement in its entirety for a more complete description of the terms and conditions thereof.

Registration Rights Agreement

In connection with the Closing, Embark Technology will enter into a Registration Rights Agreement with the Sponsor and certain Embark Holders. The Registration Rights Agreement, subject to the terms thereof, will require Embark Technology to, among other things, file a resale shelf registration statement on behalf of the Sponsor and the Embark Holders within thirty (30) days following the Closing. The Registration Rights Agreement will also provide for certain demand rights and piggyback registration rights to in favor of each of the Sponsor and the Embark Holders, subject to customary underwriter cutbacks. Embark Technology will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The summary of the Registration Rights Agreement set forth above is qualified by reference to the complete text of the form of the Registration Rights Agreement, a copy of which was included as Exhibit C to the Merger Agreement, filed as Exhibit 2.1 to NGA’s Current Report on Form 8-K, filed on June 23, 2021. All stockholders are encouraged to read the form of the Registration Rights Agreement in its entirety for a more complete description of the terms and conditions thereof.

Subscription Agreements

In connection with the execution of the Merger Agreement, NGA and Embark entered into separate Subscription Agreements with a number of PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to purchase, and NGA agreed to sell to the PIPE Investors, an aggregate of 16,000,000 shares of Embark Technology Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $160 million, in the PIPE Financing.

In addition, in connection with the execution of the Merger Agreement, and pursuant to the Forward Purchase Agreements, the FPA PIPE Investors agreed to purchase, and NGA agreed to sell to the FPA PIPE Investors, an aggregate of 4,000,000 PIPE Units, for a purchase price of $10.00 per unit and an aggregate purchase price of $40 million, in the PIPE Financing.

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements and PIPE Units pursuant to the Forward Purchase Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. The purpose of the PIPE is to raise additional capital for use by Embark Technology following the Closing.

Pursuant to the Subscription Agreements and as required by the Forward Purchase Agreements, NGA agreed that, within 15 business days after the consummation of the Business Combination, Embark Technology (formerly NGA) NGA will file with the SEC the PIPE Resale Registration Statement registering the resale of the PIPE Shares and the Embark Technology Class A Common Stock and warrants underlying the PIPE Units, and will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 120th calendar day if the SEC notifies Embark Technology that it will “review” the PIPE Resale Registration Statement) following the Closing and (ii) the 10th business day after the date Embark Technology is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The PIPE Investors and FPA PIPE Investors include Canada Pension Plan Investment Board (CPP Investments), Knight-Swift Transportation, Mubadala Capital, Sequoia Capital, Data Collective (also known as DCVC), and Tiger Global Management, together with the NGA management team and its associated institutional investors.

The summary of the Subscription Agreements set forth above is qualified by reference to the complete text of the form of the Subscription Agreement which was filed as Exhibit 10.3 to NGA’s Current Report on Form 8-K on June 23, 2021. All stockholders are encouraged to read the form of the Subscription Agreement in its entirety for a more complete description of the terms and conditions thereof.

Background of the Business Combination

NGA is a Delaware corporation formed on September 25, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Since the NGA IPO, NGA’s business strategy has been to identify and complete an initial business combination with a company that complements the experience of NGA’s management team and can benefit from their operating and deal expertise. NGA focused, more specifically, on target businesses making a positive contribution to sustainability that would benefit from access to both public market capital and public market expertise, with the goal to produce value for NGA stockholders.

On January 15, 2021, NGA consummated the NGA IPO of 41,400,000 NGA Units at a price of $10.00 per Unit, generating gross proceeds of $414,000,000. Simultaneously with the closing of the NGA IPO, NGA consummated the sale of 6,686,667 private placement warrants at a price of $1.50 per private placement warrant in a private placement to NGA stockholders, generating gross proceeds of $10,030,000.

Following the closing of the NGA IPO, NGA’s management commenced an active search for businesses or assets to acquire for the purpose of consummating its initial business combination. The NGA management team interacted with numerous investment banks and other business contacts to discuss the types of target companies that NGA might find attractive for a possible initial business combination. In connection with this search process, NGA formed a target evaluation committee (the “TEC”) comprised of Ian Robertson, Chris Jarratt, Ken Manget, Michael Hoffman, Chris Gerhardt and Avi Das, which met weekly to review sectors and specific potential business combination opportunities. These ideas included internally generated ideas, ideas provided by the underwriters from the NGA IPO and ideas that arose from the extensive relationships that the TEC members have with capital markets representatives. The TEC discussed, considered and evaluated over 100 potential acquisition targets in a wide variety of industry sectors, including targets that were engaged in businesses involving energy sustainability or utilizing technologies that would make a positive impact on the environment. The TEC focused on situations where bilateral discussions could be established with the key decision makers, senior executives, stockholders, financial advisors or sponsors. In evaluating potential acquisition targets, the TEC sought to identify a company with a clear customer business proposition, a well-defined growth program that would be enabled through the capital which could be provided through a business combination together with access to the public capital markets and one with a superior management team. In evaluating potential targets, the TEC was seeking companies with an equity value in the range of not less than $500 million and up to approximately $8 billion. Of the group of opportunities considered, the organizations which most broadly demonstrated NGA’s desired business characteristics included three companies focused on or tangential to the mobility transformation sector, companies involved in renewable and lower-emissions power generation, high-growth technology companies participating in the sustainability sector including in the area of electric vehicle battery development, energy-as-a-service companies and companies participating in the environmental services sector. In several cases, the TEC engaged in detailed discussions with management and other stakeholders under the terms of mutual non-disclosure agreements.

NGA ultimately determined not to proceed with any of its other potential acquisition opportunities for a variety of reasons, including because (i) the potential opportunity was not deemed to be sufficiently attractive to the NGA management team, (ii) the potential counterparty did not agree with the valuation expectations of NGA or (iii) NGA concluded that the opportunity was not relatively as attractive as the Embark business combination opportunity. NGA did not enter into exclusivity, nor did NGA agree to terms, with any of the potential targets (other than Embark, as described below).

On or about March 16, 2021, the NGA senior management team was contacted by representatives of Citigroup Global Markets Inc. (“Citi”) to determine whether there was general interest in discussing the business of a then-unnamed mobility transformation sector participant. During a telephonic meeting held on March 16, 2021 between representatives of Citi, Ian Robertson, the Chief Executive Officer of NGA and Michael Hoffman, the President of NGA, the business proposition of an autonomous trucking company was discussed. NGA was advised that this California-based business had been successfully developing and testing software and integrating the hardware necessary to support autonomous trucking operations. During that call, Citi representatives explained the company’s business strategy, the proposed transaction structure and the potential merits of a business combination between the target company and NGA. Mr. Robertson was advised that the potential target had retained Citi to solicit interest from a number of special purpose acquisition corporations for a potential business combination. While NGA’s acquisition strategy did not intend to focus on potential transactions in competitive or auction situations, Mr. Robertson was advised that potential existed to enter into bilateral discussions with the target in due course.

On March 18, 2021, Mr. Robertson was provided with a draft non-disclosure agreement in which the name of the target company, Embark, was disclosed. As part of its TEC meetings, NGA had previously reviewed various companies engaged in the autonomous vehicle sector. Supported by these internal reviews, NGA concluded that it was interested in learning more about Embark. On March 22, 2021, Mr. Robertson caused the Sponsor, on behalf of NGA, to execute the confidentiality agreement with Embark and, following execution of the confidentiality agreement, NGA were provided with access to a virtual data room.

Between March 18, 2021 and April 5, 2021, members of the management of NGA engaged in the first phase of due diligence on Embark. This phase involved the management team going through the virtual data room that Embark and Citi had established as well as conducting research on the sector and company from online and industry sources. The NGA team also engaged in multiple diligence calls with the Embark management team.

On March 24, 2021 the NGA team engaged with the Embark management team for a presentation of the Embark business proposition. The presentation was attended by Ian Robertson, Chris Jarratt and two other members of the NGA analytical team.

Prior to the March 24 management presentation, members of the TEC held numerous calls to discuss the Embark opportunity and to determine its suitability as a potential business combination transaction with NGA. Management of NGA discussed the requirements for due diligence investigations regarding Embark and its business, including with respect to the state of development of the company’s technology, its business model and its potential competitors. Members of the TEC team additionally reviewed the documentation included in the virtual data room in advance of this management presentation

On March 26, 2021, representatives of Citi advised NGA that Embark was inviting representatives of potential business combination partners to meet Embark management and participate in a demonstration of Embark’s autonomously driven trucks at the Embark headquarters in California.

Following the March 29 discussions with Citi, representatives of NGA contacted numerous investment banking firms to identify firms with specific experience in analyzing autonomous vehicle companies. After considering proposals from three investment banks, the determination was made that JP Morgan Capital Markets (“JPMorgan”) demonstrated the most relevant experience, and JPMorgan was retained by NGA to assist NGA with due diligence and provide capital markets advisory services to NGA.

On March 30, 2021, representatives of JPMorgan’s Mobility and Energy teams met with NGA management and initial due diligence was discussed. In addition, further due diligence on the financial projections and the business of Embark was completed. Also on March 30, representatives of NGA, JPM, Embark and Citi met via video teleconference to follow-up further on due diligence and for NGA to present information on its background to Embark.

On April 1, 2021, Messrs. Robertson, Hoffman and Manget met with the Embark senior management team at Embark’s offices in San Francisco, California. Discussion topics at the meeting included Embark’s corporate history, technology development strategies and commercialization plans. During the visit, NGA’s management provided the Embark management team with an overview of NGA (including the NGA IPO and funds held in the Trust Account) and key considerations for a potential business combination. Messrs. Robertson, Hoffman and Manget indicated to Embark management that, subject to further confirmatory due diligence and based on NGA’s analysis to date of Embark and its potential for strong growth in the future, NGA believed that it could provide an amount of capital sufficient to support Embark in the execution of its business plan and growth strategy. This capital would be provided in the context of a business combination that could potentially value Embark at up to $5 billion, on a debt free, cash free basis. The NGA representatives participated in an in-truck demonstration of the Embark software systems by way of a 90-minute circuit of roads around Oakland, California driven autonomously by an Embark truck.

Between April 1, 2021 and April 5, 2021, members of management of NGA and representatives of JPMorgan engaged in multiple discussions regarding the possible terms of a non-binding letter of intent to be sent to Embark, including the amount of funds to be available to the post-combination entity upon the closing of the proposed transaction. The transaction described in the proposed letter of intent also contemplated (a) concurrent with the closing of the proposed business combination, private placements would be completed such that Embark would have not less than $700 million in net proceeds following the Business Combination (taking into account the cash held in the Trust Account ), (b) that Embark and NGA would mutually agree to negotiate exclusively with each other during the term of the letter of intent and (c) other terms customary for a transaction of the type being proposed, including as to board representation, registration rights and restrictions on the transfer of shares held by existing Embark shareholders and certain NGA stockholders (i.e., lock ups).

On April 5, 2021, Mr. Robertson presented a draft letter of intent to the Citi team. The content of the preliminary non-binding letter of intent included indicative terms of a potential business combination between NGA and Embark, and a proposed transaction timeline. The proposal noted a potential initial enterprise value of Embark on a pre-money basis of approximately $5 to $6.5 billion. Representatives of Embark and NGA subsequently negotiated the terms of such letter of intent.

On April 7, 2021, representatives of NGA met with the Embark Board to discuss the potential business combination.

Also on April 7, 2021, NGA engaged Husch Blackwell LLP (“Husch”) to be its legal counsel in connection with business combination discussions with Embark.

On April 8, 2021, NGA delivered to Embark an executed version of the non-binding letter of intent in respect of the proposed business combination (the “Letter of Intent”), which was countersigned by Embark on the same day. The Letter of Intent provided for, among other things:

●	subject to the completion of due diligence satisfactory to NGA, a business combination of Embark with NGA at an initial pro forma enterprise value range of between $5 billion to $6.5 billion (including all shares issuable to holders of outstanding vested warrants and vested options);
●	Embark’s and NGA’s mutual agreement to negotiate exclusively with each other prior to the termination of the Letter of Intent;
●	a transaction closing conditioned upon, among other things, solely for the benefit of Embark, prior to the completion of the PIPE Financing the Trust Account containing not less than $320 million ( net of all redemptions and after fees and expenses); and
●	certain other provisions relating to the composition of the board of directors, restrictions on the sale of shares of stock (i.e., lock-ups), and registration rights.

On April 9, 2021, management of NGA and Embark, together with representatives of Citi and JPMorgan had a teleconference kickoff call during which the parties discussed the proposed Business Combination, the timetable for certain key deliverables and the status of due diligence. During the call, the parties also discussed the steps to consummate a transaction as well as a proposed timeline for the launch of a private placement offering, the signing of definitive transaction agreements and the closing of the transaction.

Commencing on April 9, 2021, NGA, Embark, Citi and JPMorgan engaged in multiple discussions respecting the development of an investor presentation relating to Embark and its business, which presentation would be made available to investors interested in participating in the PIPE Financing. The presentation reflected comments provided by the NGA and Embark management teams and their respective advisors and included certain prospective financial information for Embark, as well as a pro forma capitalization table of the post combination company as of the closing of the Business Combination.

Also commencing on April 9 2021, NGA engaged (a) an industry consultant, ACT Research, to assist NGA in the evaluation of Embark, the total addressable market of Embark’s services, the cost of operations of autonomous trucks using Embark’s services in relation to traditionally human driven trucks, (b) KPMG to provide accounting and financial due diligence investigations assistance, (c) a consulting firm to provide assistance with general due diligence on Embark and its senior management team, and (d) a University of Waterloo affiliated professor experienced in robotics and autonomous driving to conduct a review of the Embark approach to autonomous driving software. NGA also completed various business and financial due diligence investigations.

On April 10, 2021, representatives of Embark called Mr. Robertson to discuss the interest of a potential strategic partner in the financing.

Commencing on April 13, 2021, NGA and Embark participated in twice weekly meetings to review the status of the due diligence investigations being undertaken by NGA and discuss the progress on the PIPE Financing.

On April 21, 2021, Latham & Watkins, LLP, counsel for Embark (“Latham”), delivered an initial draft of a Merger Agreement to Husch, together with agreements respecting restrictions on the transfer of shares held by certain Embark shareholders and certain NGA stockholders (taken together with the Merger Agreement and certain other ancillary agreements, the “Transaction Documents”). On April 29, 2021, Husch sent a revised draft of the Merger Agreement to Latham.

Between April 30, 2021 and May 5, 2021, NGA held confidential discussions with six key Sponsor investors to discuss the Embark proposition and to solicit feedback. Additionally, the potential participation of these selected investors in the proposed $280 million PIPE Financing which would be undertaken in connection with the Business Combination was discussed. While all selected investors advised that the Embark proposition appeared to be attractive, a number expressed concern with the proposed valuation of Embark in a business combination.

On May 6, 2021, NGA provided the feedback from these meetings to Embark and Citi including discussing the reaction of potential investors to the implied pre-money valuation of Embark, the perception of certain proposed terms of the transaction and the timetable for marketing the private placement offering. On May 11, 2021, Embark and NGA management discussed the results of feedback provided and the parties determined that, in light of challenging market conditions, the pro forma enterprise value under the PIPE Financing proposition would be reduced to a range of $4.25 billion and $4.75 billion. The investor presentation was updated to reflect those changes.

On May 21, 2021, NGA held by teleconference a board meeting to approve its Quarterly Report on Form 10-Q filing in respect of the fiscal period ended March 31, 2021. At that meeting, NGA management provided the NGA Board with an update on their discussions with representatives of Embark and conveyed their belief that a business combination with Embark represented a more attractive combination opportunity than the other potential combinations then being evaluated. The recommendation to pursue the Business Combination with Embark over the other potential combinations was generally the result of, but not limited to:

●	the other potential combinations did not fully meet the investment criteria of NGA, which included, among other things, candidates having a clear business proposition, demonstrating a growth strategy that would be facilitated by exposure to the public capital markets and which would benefit from NGA’s management’s expertise, insight and capital markets expertise;
●	the determination of the TEC that the opportunity presented by Embark was of superior quality to the other potential combinations; and
●	confidence in the Embark management team and their collective commitment to work collaboratively through to the completion of the PIPE Financing and closing of the Business Combination.

After discussing Embark, its business proposition, the merits of a combination and the results of NGA management’s due diligence to date, the NGA Board directed management to continue pursuit of an agreement with Embark in accordance with the terms set out in the Letter of Intent.

Following completion of the preliminary discussions with the key Sponsor investors, NGA authorized Citi and JPMorgan on May 11, 2021 to begin contacting additional prospective investors, on a confidential basis, for a proposed private placement offering of up to $280 million. NGA, Citi and JPMorgan made available to investors interested in participating in the PIPE Financing the investor presentation relating to Embark and its business. Through the balance of the month of May and continuing until June 18, 2021, the Embark management team, supported by NGA, Citi and JPMorgan, made numerous teleconference presentations to potential investors in the PIPE Financing.

On June 16, 2021, in consultation with Citi and JPMorgan and feedback from investors, the parties decided on a valuation of $4.25 billion and a minimum PIPE Financing of $175 million. In addition, BMO Capital Markets was engaged to serve as a co-placement agent.

On May 26, 2021, the PIPE Investors were provided drafts of the form of Subscription Agreement. Over the following weeks, Latham and Husch collectively negotiated the terms of the Subscription Agreements with prospective investors with the assistance of counsel for the Placement Agents, Winston & Strawn LLP and responded to follow-up questions and comments from prospective PIPE Investors, particularly with respect to the closing conditions, the representations and warranties of NGA and the investors party thereto and the registration rights to be granted to PIPE Investors.

During the balance of the month of May and through June 20, 2021, Embark and NGA and their respective advisors held numerous conference calls and exchanged several drafts of the Transaction Documents to resolve issues raised by NGA or Embark, which focused principally on: (a) the representations, warranties and covenants provided by Embark; (b) certain governance matters, including the terms of the shares of Embark Technology Class B Common Stock to be granted to the Embark Founders, (c) limitations on the right of existing Embark shareholders and certain NGA stockholders to transfer their shares following the Business Combination (i.e., lock up provisions), (d) certain conditions to closing and (e) registration rights to be granted to certain existing shareholders of Embark. On June 20, 2021, the Embark and NGA management teams and their respective legal counsel finalized the terms and conditions of the Transaction Documents.

On June 21, 2021, the NGA Board convened a special meeting by teleconference. NGA management updated the NGA Board on the results of their due diligence and the rationale for the Business Combination, provided a review of fiduciary duties under Delaware law in the context of consideration of the proposed business combination transaction and reviewed the terms of the Transaction Documents. JPMorgan was also in attendance and presented to the NGA Board their diligence findings and briefed the NGA Board on the transaction terms and the industry. After review of the information presented to the NGA Board, the NGA Board unanimously approved the Merger Agreement, the other Transaction Documents and the PIPE Financing.

Embark’s Board and shareholders also approved the Merger Agreement effective as of June 22, 2021.

Later that evening, the investors that had agreed to purchase securities of Embark Technology in connection with the PIPE Financing executed the Subscription Agreements or delivered applicable confirmation documentation under the Forward Purchase Agreements. Also, that evening, the parties executed the Merger Agreement and other Transaction Documents.

Before the market opened on June 23, 2021, NGA and Embark announced the proposed business combination, together with the execution of the Merger Agreement, the Subscription Agreements and confirmations under the Forward Purchase Agreements. During the morning of June 23, 2021, representatives of NGA and Embark conducted an investor conference call to announce the Business Combination.

NGA Board’s Reasons for the Approval of the Business Combination

The NGA Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the NGA Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The NGA Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the NGA Board may have given different weight to different factors. This explanation of the reasons for the NGA Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the NGA Board reviewed the results of the due diligence conducted by NGA’s management and advisors, which included:

●	meetings and calls with the management teams, advisors and Embark regarding operations and forecasts, including an in-person demonstration of the Embark trucks;
●	meetings and calls with certain of Embark’s current and prospective customers and industry partners;
●	research on comparable public companies, including autonomous trucking developers, component part suppliers and conventional truck manufacturers;
●	review of intellectual property matters;
●	review of financial, tax, legal, insurance and accounting due diligence;
●	consultation with legal and financial advisors and industry experts;
●	financial and valuation analysis of Embark and the Business Combination; and
●	review of the financial statements of Embark.

In approving the Business Combination, the NGA Board determined not to obtain a fairness opinion. The officers and directors of NGA have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of JPMorgan, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The factors considered by the NGA Board include, but are not limited to, the following:

●	Embark’s Capital Light and Cost-Effective Business Model. The NGA Board considered the amount of capital estimated to be needed for Embark to achieve commercial roll-out of its autonomous trucking program, including related research and development and capital expenditure activities, in light of the estimated amount of cash to be available after the completion of the proposed Business Combination.
●	Embark’s Competitive Advantage in Technology. The NGA Board considered the advanced state and sophistication of the Embark technology program including the limited number of technological milestones which remain outstanding to be achieved in order to commence autonomous trucking operations.
●	Embark’s Financial Condition. The NGA Board reviewed and considered a financial forecast that was based on Embark management’s estimates and assumptions, which after thorough diligence were determined to be reasonable with respect to the company’s expected future financial performance. See “—Unaudited Prospective Financial Information” for further information on Embark’s forecast. This forecast was utilized in several ways including, but not limited to, informing in part the Board’s views on the industry’s outlook and in determining Embark’s valuation. The NGA Board utilized several methodologies to assess Embark’s valuation including: (i) the multiples at which select public peers were trading on an enterprise value to fiscal year 2024E and 2025E revenue basis and on an enterprise value to 2025E EBITDA basis prior to the announcement of the transaction, (ii) a discounted future equity value approach using public peer multiples and discount rates for similar transaction, (iii) an intrinsic value analysis based on management’s views of Embark’s expected cashflows, (iv) the equity value of select comparable public companies, and (v) select precedent transactions.

In particular, the NGA Board considered TuSimple Holdings Inc. as the most comparable public peer to Embark. The Board considered TuSimple because it was an autonomous trucking technology provider pursuing a similar technology solution to Embark. TuSimple consummated its initial public offering on April 15, 2021 by selling 212,263,328 shares at $40 per share, resulting in a market capitalization of approximately $8.5 billion at the time of its initial public offering. The Board viewed Embark as a comparable company with an attractive business model, at a discount on multiple metrics, based on TuSimple’s median 2025 consensus estimates.

	Embark	TuSimple
Market Capitalization	$5.2 billion(1)	$8.5 billion(2)
Enterprise Value to 2025E Revenue	1.6x	3.3x
Enterprise Value to 2025E EBITDA	7.1x	19.0x

(1)Represents post-money equity value

(2)	Based on offer price at initial public offering of $40 per share and shares outstanding of 212,283,328 as set forth in TuSimple’s filings with the SEC
●	Industry Disrupting Cost Savings. The NGA Board considered the impact of the material operational cost savings which are projected to be generated by operation of an autonomous truck as compared to a conventionally driven truck and the expected difficulties which would exist for competitive operations of a conventionally driven trucking operation against carriers which adopted autonomous operations.
●	Terms of the Merger Agreement. The NGA Board reviewed the financial and other terms of the Merger Agreement and related transaction agreements and determined that they were the product of arm’s-length negotiations among the parties.
●	Independent Director Role. The NGA Board is comprised of a majority of independent directors who are not affiliated with the Sponsor and its affiliates. NGA’s independent directors took an active role in guiding NGA management as NGA evaluated and negotiated the proposed terms of the Business Combination. Following an active and detailed evaluation, NGA’s independent directors unanimously approved, as members of the NGA Board, the Merger Agreement and the Business Combination.

In addition, the NGA Board determined that the Business Combination satisfies the investment criteria that the NGA Board identified in connection with the NGA IPO. For more information about the Business Combination, see the section entitled “ — Background of the Business Combination.”

In the course of its deliberations, the NGA Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

●	Commercialization Risk. The risk that Embark has insufficient resources or capabilities (including retention of key management and technical employees) to complete the development of its software in a manner which will allow the safe commercialization of autonomous trucking.
●	Macroeconomic Risk. The risk of macroeconomic uncertainty and the effects it could have on Embark’s revenues.
●	Future Growth Risk. The risk that revenues and earnings for Embark are dependent upon the trucking industry’s willingness to adopt autonomous trucking.
●	Supply Risk. The risk that Embark may not be able to establish appropriate relationships with major truck manufacturers to offer as a factory option to truck purchasers the hardware and software necessary to allow the Embark Driver software to operate properly, which would limit the market for the use of Embark’s technology.
●	Competitive Risk. The risk that Embark proposes to operate in a highly competitive and rapidly evolving industry and will be competing with other companies which are pursuing autonomous trucking, which companies have potentially greater human and financial resources.
●	Public Company Risk. The risks associated with being a publicly traded company that is in its earlier stage.

●	Benefits May Not Be Achieved Risk. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.
●	Regulatory Risk. The risk of changes in Embark’s regulatory environment.
●	Redemption Risk. The risk that a significant number of NGA’s stockholders may elect to redeem their shares in connection with the Business Combination pursuant to the NGA Existing Charter, which could make the Business Combination more difficult to complete or reduce the amount of cash available to Embark to accelerate its business plan following the closing.
●	NGA Stockholder Vote Risk. The risk that NGA stockholders may fail to provide the votes necessary to effect the Business Combination.
●	Litigation Risk. The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.
●	Closing Conditions Risk. The risks of a failure to satisfy conditions to completion of the Business Combination, including certain conditions the satisfaction of which is not within NGA’s control.
●	No Third-Party Valuation Risk. Risks arising from NGA’s election to not obtain a third-party valuation or fairness opinion in connection with the Business Combination.
●	NGA Stockholders Receiving a Minority Position Risk. Risks arising from the fact that the NGA stockholders will hold a minority position in the combined company.
●	Fees, Expenses and Time Risk. The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.
●	Other Risks Factors. Various other risk factors associated with Embark’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the NGA Board also considered that the Sponsor and some officers and directors of NGA, in their individual capacities, may have interests in the Business Combination that are in addition to, and that may be different from, the interests of the NGA stockholders generally. NGA’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the NGA Board, the Merger Agreement and the Business Combination. For more information about the interests of certain persons in the Business Combination, see the section entitled “ — Interests of Certain Persons in the Business Combination.”

The NGA Board concluded that the potential benefits that it expects NGA and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the NGA Board, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, NGA’s stockholders, (b) approved, adopted and declared advisable Merger Agreement and the transactions contemplated thereby and (c) recommended that the stockholders of NGA approve each of the Proposals.

The above discussion of the material factors considered by the NGA Board is not intended to be exhaustive but does set forth the principal factors considered by the NGA Board.

Unaudited Prospective Financial Information

Embark provided NGA with its internally prepared forecasts for each of the years in the five-year period ending December 31, 2025. NGA management reviewed the forecasts and presented key elements of the forecasts to the NGA Board as part of the NGA Board’s review and subsequent approval of the Business Combination. Embark and NGA do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of future financial performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of NGA used the financial forecasts set forth below as part of its comprehensive analysis. The forecasts were prepared solely for internal use and not with a view toward public disclosure, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. However, in the view of Embark’s management, the forecasts were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Embark.

The forecasts include non-GAAP financial measures. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available, and NGA’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by NGA’s management may not be comparable to similarly titled measures used by other companies.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that NGA, Embark, or any of their respective directors, officers, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. The projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Embark’s business, all of which are difficult to predict and many of which are beyond Embark’s and NGA’s control. The financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Embark’s and NGA’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Embark” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to NGA and the NGA Board in connection with their review of the proposed Business Combination.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR EMBARK, NORTHERN GENESIS UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The projections were prepared by, and are the responsibility of, Embark management. After preparing the projections, Embark management provided them to NGA management for review and to make available to the NGA Board. Deloitte & Touche LLP, Embark’s independent auditors, and Marcum LLP, NGA’s independent registered public accounting firm, have not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, express no opinion or any other form of assurance on it or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Deloitte & Touche LLP report included in this proxy statement/prospectus relates to historical financial information of Embark. It does not extend to the projections and should not be read as if it does.

Key Financial Metrics:

The projections set out below assume the consummation of the Business Combination. As described above, Embark’s ability to achieve these projections will depend upon a number of factors outside of its control. These factors include significant business, economic and competitive uncertainties and contingencies. Embark developed these projections based upon assumptions with respect to future business decisions and conditions that are subject to change, including Embark’s execution of its strategies and product development, as well as growth in the markets in which it currently operates and proposes to operate. As a result, Embark’s actual results may materially vary from the projections set out below. See also “Cautionary Statement Regarding Forward-Looking Statements” and the risk factors set out in “Risk Factors — If the benefits of the Business Combination fail to meet the expectations of financial analysts, the market price of Embark Technology Common Stock may decline.”

The key elements of the forecasts provided by Embark management to NGA management and the NGA Board are summarized in the tables below:

	Forecast
(in millions)	Year Ended December 31,
	2024E		2025E
Embark Miles Driven	2,374		7,432
% of Serviceable Miles Driven	1.1	%(1)	3.3	%(1)
Revenue	$867		$2,771
Gross Profit	584		1,915
EBITDA	(4)		640
CapEx	8		10
EBITDA – CapEx	(11)		629
(1)	The figures represent percentage of the serviceable market in the Sunbelt region of the United States, and does not involve expanding Embark’s territory into Phase 2, the balance of the lower 48 contiguous states. These implied penetration rates are estimates based on how Embark views the commercialization of autonomous vehicle trucking to unfold.

Embark’s forecasts were prepared based on its management’s estimates and assumptions believed to be reasonable with respect to expected future financial performance. These forecasts were developed based on unit production and customer adoption factors and following a review of the fleets currently maintained by existing Embark partners, although these forecasts are not dependent on any existing contractual obligation by a PDP Partner. Serviceable Miles includes miles within Embark’s Phase 1 target market in the Sunbelt region that would be profitable for carriers utilizing Embark’s technology, after giving effect to reasonable disruption costs related to the implementation of autonomous vehicle transportation legs in existing routes. Embark intends to commercialize via a Software as a Service (SaaS) license model by which shippers and carriers can access the Embark Driver software with any freight truck that is compatible with and contains the Embark Universal Interface. The Embark financial model assumes that shippers and carriers will pay per-mile subscription fees, meaning that the licensee will pay a predetermined mileage fee for each autonomous mile driven, with a rebate for a portion of the drayage, or last mile fulfillment, in the trips delivered to transfer points.

As a result, the key drivers of the financial forecast are based on the number of autonomous miles that Embark licensees drive using the Embark Driver software, which will depend in turn on 1) Embark’s penetration of miles driven in its serviceable market and 2) the per-mile pricing Embark charges. Embark’s serviceable market for autonomous miles driven are routes that Embark has identified as economical for use with the Driver software: routes greater than 300 miles and direct-to-customer hauls greater than 100 miles on roads located in the Sunbelt region of the United States beginning in 2024 (phase 1).

A second driver of profitability in Embark’s model is the Cost of Goods Sold (COGS) associated with supporting the network, which consists of Embark Guardian. Embark’s Guardian monitoring service is necessary to deliver Embark Driver software and will need to grow as subscription miles increase.

Embark also intends to scale its Research & Development, Operations and General & Administrative functions, the growth of which is reflected in the EBITDA line in the table above. The primary driver of this metric will be an increase in headcount associated with scaling these functions to meet the needs of development, commercialization and support of Embark’s Driver, Guardian and EUI technologies. Lastly, Embark expects to have capital expenditures (CapEx above) to maintain and support its testing fleet.

Key assumptions in Embark’s forecasts include, but are not limited to, Embark’s ability to sell a SaaS offering that can scale rapidly without being slowed by operational requirements related the installation of EUI in OEM trucks, servicing EUI hardware, managing a physical supply chain or being required by customers to engage in extensive professional services to deploy the Embark Driver software across a customer fleet. Based on the foregoing assumptions, the Embark model assumes that Embark will capture approximately 1% of the addressable freight miles driven in its phase 1 coverage area in 2024. Embark has begun preparations through its Partner Development Program with major carriers in order to be ready for deployment during the forecast years.

Embark also assumes that it will be able charge a consistent per-mile price in the years reflected in its forecasts, an assumption based on the belief that autonomous driving technology will have low market penetration and thus should not suffer competition-driven price cuts in the early years of commercial deployment. Embark further assumes that early adopters of its technology will be able to retain all or a significant portion of the $0.36/mile that Embark has estimated can be saved through the use of its autonomous driving technology, and will not be forced to pass these savings on to customers, which could result in price erosion pressure in the years beyond the forecast period. Embark believes that these assumptions are reasonable given the fragmented nature of the freight market and the relatively few providers of autonomous driving software to serve the $700 billion truck freight market.

Embark assumes that it can maintain a constant gross margin due to $0.12/mile COGS as it scales in the years reflected in its forecasts. Embark believes that the headcount, facilities and infrastructure needed for monitoring and supporting Embark customers should scale linearly and will not be impacted by significant expenses that could cause its COGS to grow nonlinearly. Embark believes that these assumptions are reasonable based on its history of delivering technology milestones in a capital efficient manner using planned headcount.

Satisfaction of 80% Test

It is a requirement under the NGA Existing Charter and the NYSE Listed Company Manual that the business or assets acquired in an initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. In connection with its evaluation and approval of the Business Combination, the NGA Board determined that the fair market value of Embark was at least $4.25 billion based on, among other things, comparable company EBITDA multiples and revenue multiples.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the NGA Board to vote in favor of the Business Combination, NGA stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of NGA’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other NGA stockholders generally. NGA’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and in recommending to NGA’s stockholders that they approve the Business Combination. NGA’s stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

●	the fact that the Sponsor (holds 6,686,667 private placement warrants acquired at a purchase price of $10,030,000 and may acquire up to an additional 2,000,000 private placement warrants for an additional purchase price of up to $3,000,000, which, if unrestricted and freely tradable, would be valued at approximately $ (or up to $ if such additional warrants are acquired) based on the closing price of NGA’s public warrants of $ per warrant on , 2021 (but which are subject to a lock-up and not freely tradable for a period of 30 days following the closing of the Business Combination), all of which would expire worthless if a business combination is not consummated;
●	the fact that the Sponsor paid an aggregate of $25,000 for the Founder Shares, up to 9,956,975 of which will be retained by Sponsor following certain forfeitures immediately prior to Closing that Sponsor agreed to in the Sponsor Support Agreement, which if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of NGA Common Stock of $ per share on $ , 2021 (but which are subject to a lock-up and not freely tradable for a period of up to one year following the closing of the Business Combination), which shares would be worthless if a business combination is not consummated;
●	the fact that NGA’s independent directors collectively invested $ to acquire interests in Sponsor that entitle such directors to receive a distribution from Sponsor, following an initial business combination, of (i) private placement warrants which, if unrestricted and freely tradable,would be valued at approximately $ based on the closing price of NGA’s public warrants of $ per warrant on , 2021 (but which are subject to a lock-up and not freely tradable for a period of 30 days following the closing of the Business Combination), which warrants will expire worthless if a business combination is not consummated and (ii) Founder Shares, which, if unrestricted and freely tradable, would be valued at approximately $ based on the closing price of NGA’s Common Stock of $ per share on , 2021 (but which are subject to a lock-up and not freely tradable for a period of up to one year following the closing of the Business Combination), which shares would be worthless if a business combination is not consummated;
●	the fact that the Sponsor and NGA’s officers and directors have agreed not to redeem any of the shares of NGA Common Stock held by them in connection with a stockholder vote to approve the Business Combination;
●	the anticipated continuation of Mr. Ian Robertson as director of Embark Technology after the consummation of the Business Combination;
●	the fact that the Sponsor and NGA’s officers and directors will lose their entire investment in NGA if NGA fails to complete an initial business combination by January 15, 2023;
●	the fact that if the Trust Account is liquidated, including in the event that NGA fails to complete an initial business combination by January 15, 2023, the Sponsor has agreed to indemnify NGA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share by the claims of any target business to which NGA has any obligations or any third party for services rendered or products sold to NGA (except as to any indemnification claims of the underwriters in the NGA IPO against certain liabilities, including liabilities under the Securities Act), unless such target business or third party has executed a waiver of all rights to seek access to the Trust Account; and

●	the fact that NGA’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement;
●	the fact that certain investors in the Sponsor have invested and may invest in, and NGA’s officers and directors are or may elect to become officers or directors of, additional special purpose acquisition companies, which may place competing demands on the time and attention of, and create additional conflicts of interest for, such persons in the event that the Business Combination is not consummated; and
●	the fact that the Sponsor will enter into the Registration Rights Agreement at Closing.

Total Company Shares to Be Issued in the Business Combination

Embark and NGA anticipate that, upon completion of the Business Combination, the ownership of Embark Technology will be as follows:

Assuming No Redemption	Assuming Maximum Redemption

The equityholders of Embark Technology will own 320,004,215 shares of Embark Technology Class A Common Stock, representing approximately 66.8% of the total shares outstanding, which excludes shares of Embark Technology Common Stock that may be issuable pursuant to the Embark Awards.

The equityholders of Embark Technology will own 320,004,215 shares of Embark Technology Class A Common Stock, representing approximately 71.6% of the total shares outstanding, which includes shares of Embark Technology Common Stock that may be issuable pursuant to the Embark Awards.

The holders of shares of Embark Technology Class B Common Stock will own 87,319,620 shares, representing approximately 18.2% of the total shares of Embark Technology Common Stock outstanding and 69.1% of the total voting power

The holders of shares of Embark Technology Class B Common Stock will own 87,319,620 shares, representing approximately 19.5% of the total shares of Embark Technology Common Stock outstanding and 70.8% of the total voting power

The PIPE Investors will own 20,000,000 shares of Embark Technology Common Stock (which includes 1,000,000 shares of Embark Technology Common Stock held by affiliates of Embark, NGA and/or the Sponsor), representing approximately 4.2% of the total shares outstanding

The PIPE Investors will own 20,000,000 shares of Embark Technology Common Stock (which includes 1,000,000 shares of Embark Technology Common Stock held by affiliates of Embark, NGA and/or the Sponsor), representing approximately 4.5% of the total shares outstanding

NGA public stockholders will own 41,400,000 shares of Embark Technology Common Stock, representing approximately 8.6% of the total shares outstanding	NGA public stockholders will own 9,499,166 shares of Embark Technology Class A Common Stock, representing approximately 2.3% of total shares of Embark Technology Common Stock outstanding.

The Sponsor will own 9,956,976 shares of Embark Technology Class A Common Stock (excluding shares purchased by the Sponsor in connection with the PIPE Investment), representing approximately 2.1% of the total shares outstanding

The Sponsor will own 9,956,976 shares of Embark Technology Class A Common Stock (excluding shares purchased by the Sponsor in connection with the PIPE Investment), representing approximately 2.3% of the total shares outstanding

In addition to the assumptions underlying the two different scenarios described above, under which (a) none of NGA’s public shares are redeemed and (b) all of NGA’s public shares are redeemed, the number of shares and percentage interests set forth above are based on a number of additional assumptions, including assumptions that (i) no Embark stockholders exercise statutory dissenters rights under Delaware law, and (ii) the total number of Founder Shares to be forfeited by the Sponsor to NGA immediately prior to Closing pursuant to the Sponsor Support Agreement is 393,024 Founder Shares. If the actual facts differ from our assumptions, the number of shares and percentage interests set forth above will be different.

Redemption Rights

Under the NGA Existing Charter, holders of NGA public shares may elect to have their NGA public shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination (including interest net of taxes payable), by (b) the total number of outstanding NGA public shares, provided that NGA will not redeem any NGA public shares to the extent that such redemption would result in NGA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. As of        , 2021, this would have amounted to approximately $10.00 per share.

If a holder exercises its redemption rights, then such holder will be exchanging its NGA public shares for cash and will no longer own NGA public shares and will not participate in future growth of Embark Technology, if any. Such a holder will be entitled to receive cash for its NGA public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to NGA’s transfer agent in accordance with the procedures described herein. For more information about the procedures to be followed if you wish to redeem your shares for cash, see the section entitled “The Special Meeting of NGA—Redemption Rights.”

Appraisal Rights

There are no appraisal rights available to holders of NGA Common Stock or NGA warrants in connection with the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, NGA will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Embark issuing shares for the net assets of NGA, accompanied by a recapitalization. The net assets of NGA will be recognized at fair value (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.

Regulatory Matters

Completion of the Merger is subject to regulatory approval under the HSR Act. NGA and Embark agreed to use their reasonable best efforts to obtain required regulatory approval and to request early termination of any waiting period under the HSR Act.

Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and all statutory waiting period requirements have been satisfied. NGA and Embark filed Notification and Report Forms with the Antitrust Division and the FTC on July 7, 2021.

At any time before or after the completion of the Merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the Merger, to rescind the Merger or to clear the Merger subject to the divestiture of assets of NGA and Embark or subject the transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of NGA and Embark or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

There can be no assurances that the regulatory approval discussed above will be received on a timely basis, or as to the ability of NGA and Embark to obtain the approval on satisfactory terms or the absence of litigation challenging such approvals.

Vote Required for Approval

The approval of the Business Combination Proposal requires the affirmative vote of at least a majority of the votes cast by the holders of the outstanding shares of NGA Common Stock entitled to vote at the meeting. Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Business Combination Proposal.

The Sponsor has agreed to vote any shares of NGA Common Stock owned by the Sponsor in favor of the Business Combination Proposal.

The Business Combination Proposal and the Closing are conditioned on the approval of the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal. If any of these Condition Precedent Proposals are not approved, NGA will not consummate the Business Combination.

Recommendation of The NGA Board

THE NGA BOARD RECOMMENDS THAT NGA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — CHARTER PROPOSALS

In connection with the Business Combination, NGA is asking its stockholders to approve the adoption of the Embark Technology Charter in the form attached to this proxy statement/prospectus as Annex C to replace the NGA Existing Charter which, in the judgment of the NGA Board, is necessary to adequately address the needs of Embark Technology following the consummation of the Business Combination.

NGA’s stockholders are asked to consider and vote upon and to approve eight separate proposals (collectively, the “Charter Proposals”) in connection with the replacement of the NGA Existing Charter with the Embark Technology Charter. The Charter Proposals are conditioned on the approval of the Business Combination Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal. If any of these Condition Precedent Proposals are not approved, the Charter Proposals will have no effect, even if approved by the NGA stockholders.

The Embark Technology Charter differs materially from the NGA Existing Charter. The following table sets forth a summary of the principal changes proposed between the NGA Existing Charter and the Embark Technology Charter; however, there are other differences between the NGA Existing Charter and the Embark Technology Charter that will be approved (subject to the approval of the aforementioned Condition Precedent Proposals and consummation of the Business Combination) if our stockholders approve these Charter Proposals. Accordingly, we encourage all stockholders to carefully review the terms of the Embark Technology Charter attached hereto as Annex C as well as the information provided in the “Comparison of Corporate Governance and Stockholder Rights” section of this proxy statement/prospectus.

The summary set forth in the table below is qualified in its entirety by reference to the complete text of the Embark Technology Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Embark Technology Charter in its entirety for a more complete description of its terms.

	NGA Existing Charter	Embark Technology Charter

Authorized Share Capital (Charter Proposal 2.A)

Under the NGA Existing Charter, NGA has total authorized capital stock of 101,000,000 shares consisting of 100,000,000 shares of common stock, par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share.

See Article Fourth of the NGA Existing Charter.

Under the Embark Technology Charter, Embark Technology will have total authorized capital of      shares consisting of      shares of Embark Technology Class A common stock, par value $0.0001 per share,      shares of Embark Technology Class B common stock, par value $0.0001 per share and      shares of preferred stock, par value $0.0001 per share.

See Articles IV of the Embark Technology Charter.

Dual-Class Capital Structure Voting Rights (Charter Proposal 2.B)	There is no dual-class capital structure under the Existing NGA Charter.

The Embark Technology Charter will provide that holders of shares of Embark Technology Class A Common Stock will be entitled to one vote per share on all matters to be voted upon by the stockholders, and holders of Embark Technology Class B Common Stock will be entitled to ten votes per share on all matters to be voted upon by the stockholders.

See Articles V of the Embark Technology Charter.

	NGA Existing Charter	Embark Technology Charter
Classified Board of Directors (Charter Proposal 2.C)

The directors are divided into two classes: Class I and Class II each of which will generally serve for a term of two years with only one class of directors being elected in each year. Directors appointed to succeed those directors who terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment.

See Article Sixth, Section J. of the NGA Existing Charter.

The Embark Technology Charter will provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

See Article VI.A and B of the Embark Technology Charter.

Removal of Directors (Charter Proposal 2.D)	The NGA Existing Charter does not limit the ability of the NGA stockholders to remove directors.

The Embark Technology Charter will provide that a director may be removed, with or without cause, (i) after the Trigger Date and until the Sunset Date only upon the affirmative vote of a holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors and (ii) during any other period, including prior to the Trigger Date and after the Sunset Date, only for cause and only by the affirmative vote of holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors.

See Article VI.D of the Embark Technology Charter.

Filling Director Vacancies (Charter Proposal 2.E)

The NGA Existing Charter provides that any vacancy in that connection, created for any reason, may be filled only by the vote of a majority of the remaining directors then in office, even if less than a quorum.

See Article Sixth, Section J. of the NGA Existing Charter.

The Embark Technology Charter will provide that (i) following the Trigger Date and until the Sunset Date, all vacancies on the board of directors, however created, may only be filled by the affirmative vote of holders of at least a majority of the voting power of the outstanding Embark Technology Common Stock entitled to vote in an election of directors and (ii) for any other period, including prior to the Trigger Date and after the Sunset Date, any director vacancy may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

See Article VI.D of the Embark Technology Charter.

	NGA Existing Charter	Embark Technology Charter
Charter Amendments (Charter Proposal 2.F)

The NGA Existing Charter is silent on the requirements for a minimum vote to amend the NGA Existing Charter except with respect to amendments to Article Sixth relating to business combinations and the existence of NGA, which requires the affirmative vote of holders of at least a majority of the outstanding shares of NGA Common Stock.

See Article Sixth of the NGA Existing Charter.

The Embark Technology Charter will provide that the amendment of certain provisions of the Embark Technology Charter will require (i) prior to the Trigger Date, the affirmative vote of at holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class and then (ii) on or after the Trigger Date, the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding Embark Technology Common Stock voting together as a single class

See Article XIII.A of the Embark Technology Charter.

Bylaw Amendments (Charter Proposal 2.G)	The NGA Existing Charter is silent on the requirements for a minimum vote to amend the NGA Existing Bylaws.

The Embark Technology Charter will provide that any amendment to the Embark Technology Bylaws will require will require (i) prior to the Trigger Date, the affirmative vote of at holders of at least a majority of the total voting power of all outstanding shares of Embark Technology Common Stock with each class voting separately as a class and then (ii) after the Trigger Date but prior to the Sunset Date, the affirmative vote of holders of at least a majority of the total voting power of the outstanding Embark Technology Common Stock entitled to vote on the election of directors voting together as a single class and (iii) after the Sunset Date, the affirmative vote of holders of at least two-thirds of the voting power of the then outstanding Embark Technology Common Stock entitled to vote in an election of directors, voting as a single class.

See Article VI.G of the Embark Technology Charter.

Additional Provisions (Charter Proposal 2.H)
Corporate Name Change	Our name is “Northern Genesis Acquisition Corp. II” under the NGA Existing Charter. See Article First of the NGA Existing Charter.	The Embark Technology Charter will provide that the name of the corporation will be “Embark Technology, Inc.” See Article I of the Embark Technology Charter.

	NGA Existing Charter	Embark Technology Charter
Perpetual Existence

The NGA Existing Charter provides that if NGA does not consummate a business combination (as defined in the NGA Existing Charter) by January 15, 2023 (twenty-four months after the closing of the NGA IPO), NGA will cease all operations except for the purposes of winding up and will redeem the shares issued in the NGA IPO and liquidate its Trust Account.

See Article Sixth, Section A of the NGA Existing Charter.

The Embark Technology Charter does not include any provisions relating to the ongoing existence of Embark Technology as the default rule under the DGCL will make Embark Technology’s existence perpetual.

DGCL 203 Opt Out and Replacement

Under the NGA Existing Charter, NGA has not opted out of the default provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless, among other exceptions, prior to such time the board of directors of the corporation approved either the relevant business combination or the transaction that resulted in such stockholder becoming an interested stockholder.

Following the Trigger Date, the Embark Technology Charter will have Embark Technology elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other similar restrictions regarding takeovers by interested stockholders, except that the modified restrictions provide that the Embark Founders and their permitted transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions.

Until the Trigger Date, Section 203 of the DGCL will govern such transactions.

See Article XI of the Embark Technology Charter.

Blank Check Company Status	The NGA Existing Charter contains certain provisions relating to NGA’s operations as a blank check company prior to the consummation of an initial business combination.

The Embark Technology Charter does not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as NGA will cease to be a blank check company at such time. In addition the Embark Technology Charter makes certain other changes that the NGA Board deems appropriate for a public operating company.

Reasons for Charter Proposals

The Embark Technology Charter was negotiated as part of the Business Combination. The NGA Board’s reasons for proposing the Embark Technology Charter and each of the amendments to the NGA Existing Charter are set forth below.

Charter Proposal 2.A — Authorized Share Capital

The principal purpose of this proposal is to provide for the increase necessary to consummate the Business Combination, including, without limitation, the PIPE Financing, future issuances under the Embark Technology 2021 Plan and the ESPP, each as proposed to be adopted in connection with the Business Combination, and other future issuances. The NGA Board believes that it is important (i) to have sufficient shares to issue to the Embark stockholders as consideration for the Business Combination, and (ii) to have flexibility for future issuances of common stock and preferred stock if determined by the Embark Technology board of directors to be in the best interests of Embark Technology and its stockholders, including, without limitation, to support growth and for future corporate needs (including, if needed, as part of financing for future growth acquisitions), without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Charter Proposal 2.B — Dual-Class Capital Structure Voting Rights

The implementation of the dual-class capital structure with high vote for shares of Embark Technology Class B Common Stock will allow the Embark Founders to exercise significant voting control over Embark Technology and, consequently, potentially enhance Embark Technology’s ability to focus on long-term value creation, and will also provide Embark Technology with flexibility to employ various financing and transaction strategies involving the issuance of equity securities.

Charter Proposal 2.C — Classified Board

The NGA Board believes the three-class classified board structure will help attract and retain qualified director candidates who are willing to make long-term commitments of their time and energy. In addition, the three-class classified board structure reduces Embark Technology’s vulnerability to coercive takeover tactics and inadequate takeover bids, by encouraging persons seeking control of Embark Technology to negotiate with the Embark Technology board of directors and thereby better positioning the Embark Technology board of directors to negotiate effectively on behalf of all of the Embark Technology stockholders. The three-class classified board structure is designed to safeguard against a hostile purchaser replacing a majority of the Embark Technology directors with its own nominees at a single annual meeting, thereby gaining control of the Embark Technology and its assets without paying fair value to the Embark Technology stockholders. Because only approximately one-third of the directors are elected at any annual meeting of stockholders, at least two annual stockholder meetings would be required to effect a change in a majority of the directors serving on the Embark Technology board of directors providing incumbent directors substantial leverage to negotiate the best results for the Embark Technology stockholders.

Although this proposal could make it more difficult for a hostile bidder to acquire control over Embark Technology, the NGA Board believes that by forcing potential bidders to negotiate with the Embark Technology board of directors for a change of control transaction, Embark Technology’s board of directors will be better able to maximize stockholder value in any change of control transaction.

The NGA Board is not aware of any present or threatened third-party plans to gain control of Embark Technology, and this proposal is not being recommended in response to any such plan or threat. Rather, the NGA Board is recommending this proposal as part of its review of Embark Technology key governance mechanisms in connection with the Business Combination and to assist in assuring fair and equitable treatment for all of Embark Technology stockholders in hostile takeover situations.

Charter Proposals 2.D and 2.E — Removal of Directors and Filling Vacancies

The reason for the limitation on the ability to remove directors prior to the Trigger Date is to limit the ability of the Embark Founders to immediately change the composition of the Embark Technology board of directors in light of the additional voting rights associated with the Embark Technology Class B Common Stock and provide stability in governance structure for a reasonable period of time following the consummation of the Business Combination. Similarly, the requirements for different approval provisions relating to filling vacancies on the board of directors during periods of time relating to the Trigger Date and Sunset Date are designed to provide stability within the Embark Technology board of directors following the Business Combination and to prevent significant changes in the composition of the board of director resulting from vacancies without more widespread stockholder support.

Charter Proposal 2.F and 2-G — Charter and Bylaw Amendments

The requirements for the different thresholds for affirmative approval of amendments to certain provisions of the Embark Technology Charter and approval of amendments to the Embark Technology Bylaws during different periods of time tied to the Trigger Date and the Sunset Date are intended to balance the ability of the Embark Founders to exercise voting control on such amendments in light of the additional voting rights associated with the Embark Technology Class B Common Stock and to provide benefits to Embark Technology and all its stockholders under certain circumstances by making it more difficult for one or a few large stockholders to facilitate a takeover of Embark Technology or implement certain significant changes to Embark Technology without more widespread stockholder support.

Charter Proposal 2.H — Additional Provisions

Name Change.  Changing the post-combination corporate name from “Northern Genesis Acquisition Corp. II” to “Embark Technology, Inc.” is desirable to reflect the business combination with Embark and to more closely align the name of the publicly traded entity with the name of the existing operating business of Embark.

DGCL 203 Opt Out and Replacement.  The NGA Board desires to shield stockholders from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction.

Prior to the Trigger Date, Embark Technology will be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

Following the Trigger Date, the NGA Board has elected to opt out of Section 203, but the board of directors believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203, except that the modified language provides that the Founders and affiliates of the Founders and their transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions. These provisions will encourage any potential acquiror to negotiate with the board of directors and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of Embark Technology. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving Embark Technology that have not been approved by the board of directors. The board of directors believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of Embark Technology without paying a fair premium to all stockholders.

Perpetual Existence.  The NGA Board believes that making Embark Technology’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the NGA Board believes that it is the most appropriate period for Embark Technology following the Business Combination.

Blank Check Company.  The Embark Technology Charter will eliminate provisions in the NGA Existing Charter specific to NGA’s status as a blank check company. Elimination of these provisions is desirable because these provisions will serve no purpose following the Business Combination.

Vote Required for Approval

The approval of the Charter Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of NGA Common Stock entitled to vote thereon at the Special Meeting. Failure to vote by proxy or to vote online at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” any of these proposals.

The Sponsor has agreed to vote any shares of NGA Common Stock owned by the Sponsor in favor of the Charter Proposals.

The Charter Proposals are conditioned on the approval of the Business Combination Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal. If any of these Condition Precedent Proposals are not approved, these Charter Proposals will have no effect, even if approved by our stockholders. Consummation of the Business Combination is also conditioned on the approval of each of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal.

If any of these Condition Precedent Proposals, including these Charter Proposals, do not receive the requisite vote for approval, we will not consummate the Business Combination. In addition, notwithstanding the approval of the Charter Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected.

It is also important to note that while certain material changes between the NGA Existing Charter and the Embark Technology Charter have been unbundled into distinct Charter Proposals or otherwise identified in Charter Proposal 2.H, there are other differences between the NGA Existing Charter and the Embark Technology Charter that will be approved (subject to the approval of the aforementioned Condition Precedent Proposals and consummation of the Business Combination) if our stockholders approve these Charter Proposals. Accordingly, we encourage all stockholders to carefully review the terms of the Embark Technology Charter attached hereto as Annex C as well as the information provided in the “Comparison of Corporate Governance and Stockholder Rights” section of this proxy statement/prospectus.

Recommendation of the NGA Board

THE NGA BOARD RECOMMENDS THAT NGA’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE CHARTER PROPOSALS.

PROPOSAL NO. 3 — DIRECTOR ELECTION PROPOSAL

Assuming the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal are approved at the Special Meeting, we are requesting that stockholders approve and adopt a proposal to elect seven (7) directors to the NGA Board, effective immediately upon the Closing of the Business Combination. The Embark Technology Charter provides that the members of the Embark Technology Board will be divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term.

The NGA Board is proposing Alex Rodrigues, Elaine Chao, Pat Grady, Brandon Moak, Ian Robertson, a director serving on behalf of Data Collective, a venture capital firm, and a director to be determined in consultation between Embark and NGA to serve as directors.

For more information on the experience of the aforementioned directors please see the section entitled “Management After the Business Combination.”

Vote Required for Approval

If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the seven nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve.

Accordingly, if a valid quorum is established, a NGA stockholder’s failure to vote by proxy or to vote at the Special Meeting and broker non-votes with regard to the Director Election Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the Director Election Proposal.

The Sponsor has agreed to vote any shares of NGA Common Stock owned by the Sponsor in favor of the Director Election Proposal.

The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal. If any of these Condition Precedent Proposals are not approved, this Director Election Proposal will have no effect, even if approved by our stockholders. Consummation of the Business Combination is also conditioned on the approval of each of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal.

If any of these Condition Precedent Proposals, including this Director Election Proposal, do not receive the requisite vote for approval, we will not consummate the Business Combination. In addition, notwithstanding the election of any director nominee as part of the Director Election Proposal, if the Business Combination is not consummated for any reason, the elections contemplated by the Director Election Proposal will not be effected.

Recommendation of the NGA Board

THE NGA BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE SEVEN DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 4 — STOCK ISSUANCE PROPOSAL

Assuming the Business Combination Proposal is approved, NGA’s stockholders are also being asked to approve (a) the issuance of          shares of Embark Technology Class A Common Stock and       shares of Embark Technology Class B Common Stock in the Business Combination and (b) the issuance and sale of 20,000,000 shares of Embark Technology Class A Common Stock in the PIPE Financing.

Why NGA Needs Stockholder Approval

The NGA Board is seeking stockholder approval in order to comply with Section 312.03(c) of the NYSE Listed Company Manual. Under Section 312.03(c) of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if such securities are not issued in a public offering for cash and (a) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or (b) the number of shares of common stock to be issued is, or will be upon the issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock. NGA will issue shares representing 20% or more of the number of outstanding shares of NGA Common Stock prior to the issuance, or 20% or more of its voting power prior to the issuance, pursuant to the Merger Agreement and the PIPE Financing.

Effect of Proposal on Current Stockholders

If the Stock Issuance Proposal is adopted, up to an aggregate of       shares of Embark Technology Class A Common Stock and       shares of Embark Technology Class B Common Stock may be issued in connection with the Business Combination and the PIPE Financing, representing up to      % of the NGA Common Stock outstanding on the date hereof. The issuance of such shares would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of NGA.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of NGA Common Stock, voting together as a single class at a meeting at which a quorum is present.

Under the current rules and interpretive guidance of the NYSE, “votes cast” on the Stock Issuance Proposal consist of votes “for” or “against” as well as elections to abstain from voting on the Stock Issuance Proposal. As a result, a NGA stockholder’s abstention from voting on the Stock Issuance Proposal will have the same effect as a vote “AGAINST” the approval of this proposal.

The Sponsor has agreed to vote any shares of NGA Common Stock owned by the Sponsor in favor of the Stock Issuance Proposal.

The Stock Issuance Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Incentive Award Plan Proposal and the ESPP Proposal. If any of these Condition Precedent Proposals are not approved, this Stock Issuance Proposal will have no effect, even if approved by our stockholders. Consummation of the Business Combination is also conditioned on the approval of each of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal.

If any of these Condition Precedent Proposals, including this Stock Issuance Proposal, do not receive the requisite vote for approval, we will not consummate the Business Combination. In addition, notwithstanding the approval of the Stock Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.

Recommendation of the NGA Board

THE NGA BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 5 — INCENTIVE AWARD PLAN PROPOSAL

On June 21, 2021, the NGA Board approved a new equity incentive plan, the Embark Technology, Inc. 2021 Incentive Award Plan (the “Embark Technology 2021 Plan”). The purposes of the Embark Technology 2021 Plan are to enhance the ability of Embark Technology to attract, retain, incent, reward, and motivate persons who make (or are expected to make) important contributions to Embark Technology by providing these individuals with equity ownership and other incentive opportunities.

Embark Technology’s equity compensation program, as implemented under the Embark Technology 2021 Plan, will allow Embark Technology to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to Embark Technology’s long-term success that the interests of employees and other service providers be tied to their success as “owners” of the business. Approval of the Embark Technology 2021 Plan will allow Embark Technology to grant equity and cash incentive awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for Embark Technology’s success and ultimately increase stockholder value. The Embark Technology 2021 Plan allows Embark Technology to utilize a broad array of equity incentives with flexibility in designing equity incentives, including stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock- or cash-based awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for Embark Technology.

Approval of the Embark Technology 2021 Plan by our stockholders is required, among other things, in order to comply with stock exchange rules and to allow the grant of incentive stock options.

If this Incentive Award Plan Proposal is approved by the NGA stockholders, the Embark Technology 2021 Plan will become effective as of the date of the closing of the Business Combination. In the event that the NGA stockholders do not approve this proposal, the Embark Technology 2021 Plan will not become effective. However, the Incentive Award Plan Proposal is cross conditioned upon the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal and the ESPP Proposal and therefore, if any of such Condition Precedent Proposal are not approved, the Incentive Award Plan Proposal will have no effect, even if approved by our stockholders.

Description of the Material Terms of the Embark Technology 2021 Plan

This subsection of the proxy statement/prospectus describes the material terms of the Embark Technology 2021 Plan but does not purport to describe all of the provisions of the Embark Technology 2021 Plan. The following summary is qualified in its entirety by reference to the complete text of the Embark Technology 2021 Plan, a copy of which is attached as Annex E hereto and incorporated by reference in its entirety. You are urged to read the Embark Technology 2021 Plan in its entirety for more complete and detailed information about the terms and conditions of the Embark Technology 2021 Plan.

Eligibility

Any individual who is an employee of Embark Technology or any of its subsidiaries, or any person who provides services to Embark Technology or its affiliates, including consultants and members of the Board, is eligible to receive awards under the Embark Technology 2021 Plan at the discretion of the Administrator (as defined below).

If the Incentive Award Proposal is approved by the stockholders, as of July 31, 2021, approximately 170 persons (including 4 executive officers and 3 non-employee directors) of Embark Technology will be eligible to receive awards under the Embark Technology 2021 Plan following the closing of the Business Combination.

Shares Subject to the Embark Technology 2021 Plan

Overall Share Limit.   After it becomes effective, the overall share limit, or the maximum aggregate number of shares of Embark Technology Class A Common Stock authorized for issuance as awards under the Embark Technology 2021 Plan shall not exceed the sum of (i)             million shares of Embark Technology Class A Common Stock and (ii) annual increases beginning January 1, 2022 and ending on and including January 1, 2031 of 5% of the aggregate number of shares of Embark Technology Class A Common Stock outstanding on the last day of the preceding calendar year (or a lesser number determined by the Embark Technology board of directors prior to the date of the annual increase).

Share Recycling.   The unused shares subject to awards granted under the Embark Technology 2021 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in Embark Technology acquiring shares covered by the award at a price not greater than the price (as adjusted pursuant to the Embark Technology 2021 Plan) paid by the participant for such shares or not issuing any shares covered by the award, will, as applicable, become or again be available for award grants under the Embark Technology 2021 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not count against the overall share limit.

ISO Limit.  The maximum number of Shares of Embark Technology Class A Common Stock that may be issued on the exercise of incentive stock options under the Embark Technology 2021 Plan is            shares.

Substitute Awards.  Awards granted under the Embark Technology 2021 Plan upon the assumption of, or in substitution or exchange for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which Embark Technology enters into a merger, consolidation, acquisition or similar corporate transaction will not reduce the shares available for grant under the Embark Technology 2021 Plan.

Non-Employee Director Compensation Limit.   The Embark Technology 2021 Plan provides that the Administrator may establish compensation for non-employee directors from time to time subject to the Embark Technology 2021 Plan’s limitations. The Administrator may establish the terms, conditions and amounts of all such non-employee director compensation in its discretion and in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid to such non-employee director, will not exceed $           , increased to $            for a non-employee director’s initial fiscal year of service, in each case, calculating the value of any equity awards in accordance with the terms of the Embark Technology 2021 Plan. The Administrator may make exceptions to this limits for individual non-employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Plan Administration

The Embark Technology board of directors, or a duly authorized committee thereof, will administer the Embark Technology 2021 Plan and is referred to as the “Administrator” herein. The Administrator may also delegate to one or more committees consisting of Embark Technology’s executive officers and/or directors the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards, subject to certain limitations that maybe imposed under the Embark Technology 2021 Plan, Section 16 of the Exchange Act and/or stock exchange rules, ass applicable. Under the Embark Technology 2021 Plan, the Administrator has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award, and to institute and determine the terms and conditions of an Exchange Program (as defined below), which could provide for the surrender or cancellation, transfer, or reduction or increase of exercise price, of outstanding awards, subject to the limitations provided for in the Embark Technology 2021 Plan. The Administrator’s determinations under the Embark Technology 2021 Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Embark Technology 2021 Plan or any award thereunder.

Type of Awards

The following types of awards may be made under the Embark Technology 2021 Plan. All awards under the Embark Technology 2021 Plan will be set forth in award agreements and will be subject to the conditions, limitations, restrictions, exercise price, vesting and forfeiture provisions determined by the Administrator, in its sole discretion, subject to such limitations as are provided in the Embark Technology 2021 Plan. In addition, subject to the limitations provided in the Embark Technology 2021 Plan and in accordance with applicable law, the Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any conditions or restrictions imposed with respect to awards.

Non-Qualified Stock Options.   An award of a non-qualified stock option grants a participant the right to purchase a certain number of shares of Embark Technology Class A Common Stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our shares on the grant date. The term of a non-qualified stock option may not exceed ten years from the date of grant. Embark Technology may (i) modify, extend, or renew outstanding stock options or accept the cancellation of options in return for the grant of new options or a different award or cash or (ii) offer to buy out for a payment in cash or cash equivalents a non-qualified stock option previously granted. Options may be awarded in combination with SARs, and the award may provide that options will not be exercisable unless the related SARs are forfeited.

Incentive Stock Options.   An incentive stock option (“ISO”) is a stock option that is intended to meet the requirements of Section 422 of the Code, which include an exercise price of no less than 100% of fair market value on the grant date, a term of no more than ten years, and that the option be granted from a plan that has been approved by the stockholders of Embark Technology. Notwithstanding the foregoing, if granted to a participant who owns shares representing more than 10% of the voting power of all classes of shares of Embark Technology or one of its subsidiaries, an ISO must have a term of not more than five years and an exercise price of not less than 110% of fair market value on the grant date.

Stock Appreciation Rights.   A stock appreciation right (“SAR”) entitles the participant to receive an amount equal to the difference between the fair market value of the shares of Embark Technology Class A Common Stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share on the grant date), multiplied by the number of shares subject to the SAR.

Restricted Shares.   A restricted share award is an award of shares of Embark Technology Class A Common Stock that does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by the committee, and which may be forfeited if conditions to vesting are not met. At the discretion of the Administrator, participants may be credited with dividends and other distributions that will be paid to the holder only when unvested restricted shares vest. Participants are also generally entitled to the same voting rights as other holders of shares of Embark Technology Class A Common Stock.

Restricted Stock Units.   A restricted stock unit is an award denominated in shares that may be settled either in shares or cash, or a combination of both, subject to terms and conditions determined by the committee. Participants may carry the right to dividend equivalents, in the Administrator’s discretion.

Other Stock and Cash Based Awards.   Subject to limits in the Embark Technology 2021 Plan, the Administrator may issue awards of unrestricted shares, cash awards or other awards valued wholly or partially in referenced to or otherwise based on the shares of the Embark Technology Class A Common Stock or other property of Embark Technology to any participant in such number or amount, and subject to such conditions, that the Administrator may determine.

Performance Criteria.   Awards granted under the Embark Technology 2021 Plan may be subject to specified performance criteria or other criteria the Administrator may determine, which may or may not be objectively determinable.. The Administrator may utilize any performance criteria selected by it in its sole discretion to establish performance goals. When determining performance criteria, the Administrator may provide for exclusion of the impact of an event or occurrence which the Administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events not directly related to the business or outside of the reasonable control of management, foreign exchange gains or losses, and legal, regulatory, tax or accounting changes.

Deferrals

Subject to compliance with Section 409A of the Code (“Section 409A”), the Administrator in its sole discretion may permit or require participants to defer certain amounts or shares paid or issued in respect of awards.

Equity Restructuring

In the event of a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of shares of Embark Technology Class A Common Stock (or other Company securities)

or the share price of the Embark Technology Class A Common Stock (or other Company securities) and causes a change in the per share value of the Embark Technology Class A Common Stock underlying outstanding awards, the Administrator may make appropriate and equitable adjustments which may include: (i) adjusting the number and type of securities covered by each outstanding award; (ii) adjusting the exercise or grant price (if applicable) of any outstanding award; (iii) granting new awards to participants or (iv) making cash payments to participants.

Corporate Transactions

In the event of any dividend or other distribution (whether in the form of cash, shares of Embark Technology Class A Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of Embark Technology, or sale or exchange of Embark Technology Class A Common Stock or other securities of Embark Technology, Change in Control (as defined below), issuance of warrants or other rights to purchase Embark Technology Class A Common Stock or other securities of Embark Technology, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Embark Technology or its financial statements or any change in any applicable laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the award or by action taken prior to the occurrence of such transaction or event may take such actions as it deems appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by Embark Technology to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles, including: (i) assuming or settling outstanding awards, (ii) substituting similar stock awards for outstanding awards, (iii) accelerating the vesting of outstanding awards, (iv) making an adjustments to the number of type of shares of Embark Technology Class A Common Stock, (v) cancelling outstanding awards in exchange for an equal amount of cash of property or (vi) terminating the outstanding award. The Administrator may treat awards differently. In connection with the above, the Administrator may refuse to permit the exercise of any award for up to sixty days before or after such transaction.

For purposes of the Embark Technology 2021 Plan, a “Change in Control” means and includes each of the following:

●	a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than Embark Technology or its subsidiaries or any employee benefit plan maintained by Embark Technology or any of its subsidiaries, Alex Rodrigues, Brandon Moak (or any group which includes such persons) or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of Embark Technology’s securities possessing more than 50% of the total combined voting power of Embark Technology’s securities outstanding immediately after such acquisition; or
●	during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Embark Technology board of directors together with any new directors (other than a director designated by a person who shall have entered into an agreement with Embark Technology to effect a change in control transaction) whose election by the Embark Technology board of directors or nomination for election by Embark Technology’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
●	the consummation by Embark Technology (whether directly or indirectly) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of Embark Technology’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
●	which results in Embark Technology’s voting securities outstanding immediately before the transaction continuing to represent either by remaining outstanding or by being converted into or exchanged for voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the company or owns, directly or indirectly, all or substantially all of Embark Technology’s assets or otherwise succeeds to Embark Technology’s business, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and
●	after which no person or group (other than Alex Rodrigues, Brandon Moak or any group which includes any such persons) beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in Embark Technology prior to the consummation of the transaction.

Foreign Participants, Claw-back Provisions, and Transferability

With respect to foreign participants, the Administrator may modify award terms, establish sub plans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by Embark Technology to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Embark Technology 2021 Plan are generally non-transferable prior to vesting and are exercisable only by the participant.

Plan Amendment or Termination

The Administrator has the authority to amend, suspend, or terminate the Embark Technology 2021 Plan at any time, provided that no amendment (other than an increase to the overall share limit), materially impairs the existing rights of any participant in a manner disproportional or other similarly-situated awards without the affected participant’s written consent. Certain material amendments also require approval of Embark Technology’s stockholders under applicable law. No stock awards may be granted under the Embark Technology 2021 Plan while it is suspended or after it is terminated.

Exchange Programs are expressly permitted under the Embark Technology 2021 Plan and the Embark Technology board of directors may in its sole discretion, and without stockholder approval, institute any such Exchange Program. An “Exchange Program” means a program (i) under which (A) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (B) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the Embark Technology board of directors, (C) the exercise price of an outstanding award is reduced or increased or (ii) which otherwise constitutes a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation service on which the Embark Technology Class A Common Stock is listed or quoted. The Embark Technology board of directors will determine the terms and conditions of any Exchange Program in its sole discretion.

Material U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and Embark Technology with respect to participation in the Embark Technology 2021 Plan. No awards will be issued under the Embark Technology 2021 Plan prior to the date of the closing of the Business Combination. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the Embark Technology 2021 Plan. The Embark Technology 2021 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. To the extent required by law, any amounts included in a participant’s taxable income will be subject to withholding taxes.

Non-Qualified Stock Options.   There is generally no taxation upon the grant of non-qualified stock options. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to any deduction limits under the Code, Embark Technology will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options.   The Embark Technology 2021 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. Embark Technology is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, Embark Technology will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Stock Appreciation Rights.   Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise and, Embark Technology will be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Restricted Stock Awards.   Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Embark Technology will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards.   Generally, the recipient of a restricted stock unit award will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Embark Technology will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Other Stock and Cash Based Awards.  An Incentive Award Plan participant will not recognize taxable income and Embark Technology will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and Embark Technology should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Section 409A of the Code.  Section 409A of the Code (“Section 409A”) imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” could include equity-based incentive programs, including certain stock options, stock appreciation rights and RSUs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted non-qualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock. The awards made pursuant to the Embark Technology 2021 Plan are expected to be designed in a manner intended to be exempt from, or comply with, the requirements of Section 409A of the Code. However, if the Embark Technology 2021 Plan or any award thereunder fails to be maintained and administered in compliance with Section 409A, a participant could be subject to the additional taxes and interest.

Tax Consequences to Embark Technology

Embark Technology’s ability to realize the benefit of any tax deductions described below depends on Embark Technology’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of Embark Technology’s tax reporting obligations.

Compensation of Covered Employees.   The ability of Embark Technology to obtain a deduction for amounts paid under the Embark Technology 2021 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits Embark Technology’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments.   The ability of Embark Technology (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the Embark Technology 2021 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

Not Subject to ERISA/Tax Qualification

The Embark Technology 2021 Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the Embark Technology 2021 Plan are subject to the discretion of the Embark Technology board of directors or its compensation committee. Therefore, NGA cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Interests of Certain Persons in this Proposal

The NGA directors may be considered to have an interest in the approval of the Embark Technology 2021 Plan because they may in the future receive awards under the Embark Technology 2021 Plan. Nevertheless, the NGA’s board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of valued employees and directors by adopting the Embark Technology 2021 Plan.

Vote Required for Approval

The approval of the Incentive Award Plan Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting. Failure to vote by proxy or to vote at the Special Meeting and broker non-votes with regard to the Incentive Award Plan Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the Incentive Award Plan Proposal.

The Sponsor has agreed to vote any shares of NGA Common Stock owned by the Sponsor in favor of the Incentive Award Plan Proposal.

The Incentive Award Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal and the ESPP Proposal. If any of these Condition Precedent Proposals are not approved, this Incentive Award Plan Proposal will have no effect, even if approved by our stockholders. Consummation of the Business Combination is also conditioned on the approval of each of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal.

If any of these Condition Precedent Proposals, including this Incentive Award Plan Proposal, do not receive the requisite vote for approval, we will not consummate the Business Combination. In addition, notwithstanding the approval of the Incentive Award Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Award Plan Proposal will not be effected.

Recommendation of the NGA Board

THE NGA BOARD RECOMMENDS THAT NGA’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

PROPOSAL NO. 6: THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

The NGA Board approved the Embark Technology 2021 Employee Stock Purchase Plan (the “ESPP”) on June 21, 2021, subject to stockholder approval at this Special Meeting. The purpose of the ESPP is to provide a means whereby Embark Technology can align the long-term financial interests of its employees with the financial interests of its stockholders.

In addition, the NGA Board believes that the ability to allow its employees to purchase shares of Embark Technology Class A Common Stock will help Embark Technology to attract, retain, and motivate employees and encourage them to devote their best efforts to Embark Technology’s business and financial success. Approval of the ESPP by the NGA stockholders will allow Embark Technology to provide its employees with the opportunity to acquire an ownership interest in Embark Technology through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of Embark Technology’s stockholders.

If this ESPP Proposal is approved by the NGA stockholders, the ESPP will become effective as of the date of the closing of the Business Combination. In the event that the NGA stockholders do not approve this proposal, the ESPP will not become effective. However, the ESPP Proposal is cross conditioned upon the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal and therefore, if any of such Condition Precedent Proposal are not approved, the ESPP Proposal will have no effect, even if approved by our stockholders.

Description of the Material Terms of the ESPP

This subsection of the proxy statement/prospectus describes the material terms of the ESPP but does not purport to describe all of the provisions of the ESPP. The following summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached as Annex F hereto and incorporated by reference in its entirety. You are urged to read the ESPP in its entirety for more complete and detailed information about the terms and conditions of the ESPP.

General Components

The ESPP includes two components: a 423 Component and a Non-423 Component. Embark Technology intends that the 423 Component will satisfy the requirements to be an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. The Non-423 Component authorizes the ability to establish a separate offering that does not meet all of the requirements of Section 423 of the Code.

Shares Subject to the ESPP

The maximum number of shares of Embark Technology Class A Common Stock that may be issued under the ESPP is        shares. Additionally, the number of shares of Embark Technology Class A Common Stock reserved for issuance under the ESPP will automatically increase on January 1st of each year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (i) 1% of the total number of shares of Embark Technology Class A Common Stock outstanding on December 31st of the preceding calendar year, or (ii) such lesser number of shares of Embark Technology as determined by the Embark Technology board of directors. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP.

Plan Administration

Unless otherwise determined by the Embark Technology board of directors, the ESPP Administrator shall be the Compensation Committee of the Embark Technology board of directors (or another committee or a subcommittee of the Embark Technology board of directors to which the Embark Technology board of directors delegates administration of the ESPP) (the “ESPP Administrator”). The board of directors may at any time vest in the board of directors any authority or duties for administration of the administration of the ESPP. The ESPP Administrator may delegate administrative tasks under the ESPP to the services of an agent or employees to assist in the administration of the ESPP, including establishing and maintaining an individual securities account under the ESPP for each participant.

Eligibility

Embark Technology employees and the employees of any of its designated subsidiaries, as designated by the ESPP Administrator, will be eligible to participate in the ESPP, provided the ESPP Administrator may require that an employee must satisfy one or more of the following service requirements before participating in the ESPP: (i) customary employment for more than 20 hours per week, (ii) customary employment for five or more months per calendar year, or (iii) satisfaction of a designated service requirement pursuant to Section 423(b)(4)(A) of the Code for a minimum period of time not to exceed two years. Directors who are not employees are not eligible to participate. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period In addition, the ESPP Administrator may also exclude from participation in the ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees.

An employee may not be granted rights to purchase stock under the Section 423 Component (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of Embark Technology stock and other securities of Embark Technology, or a parent or subsidiary corporation of Embark Technology or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of Embark Technology stock for each calendar year that the rights remain outstanding.

Offering Periods

The 423 Component is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Stock will be offered under the ESPP during the offering periods. The ESPP Administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of Embark Technology Class A Common Stock will be purchased for the employees who are participating in the offering. The ESPP Administrator, in its discretion, will determine the terms of offering periods under the ESPP. The ESPP Administrator has the discretion to structure an offering so that if the fair market value of a share of Embark Technology Class A Common Stock on any purchase date during the offering period is less than or equal to the fair market value of a share of Embark Technology Class A Common Stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

Payroll Deductions

The ESPP permits participants to purchase shares of Embark Technology Class A Common Stock through payroll deductions of a specified percentage or a fixed dollar amount of their eligible compensation, which, in either event, may not be less than 1% and may not be more than the maximum percentage specified by the plan administrator for the applicable offering period or purchase period. In the absence of a contrary designation, such maximum percentage will be 20%. The ESPP Administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of the maximum fair market value of shares in accordance with Section 423(b)(8) of the Code, during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of Embark Technology Class A Common Stock as of the first day of the offering period). As of the date of this proxy statement/prospectus, the maximum fair market value under Section 423(b)(8) of the Code is $25,000. Payroll deductions for each offering period under the ESPP will commence for a participant on the first regular payday following the applicable enrollment date of an offering period and will end on the last such payday in the offering period to which such participant’s authorization is applicable, unless sooner terminated or suspended by the participant or ESPP Administrator under the ESPP. ESPP Administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the ESPP Administrator in lieu of or in addition to through payroll deductions. Unless otherwise determined by the ESPP Administrator, the purchase price of the shares will be 85% of the lower of the fair market value of shares of Embark Technology Class A Common Stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest.

Withdrawal

Participants may withdraw from an offering by delivering a withdrawal form to Embark Technology and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the ESPP Administrator. Upon such withdrawal, Embark Technology will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Once a participant ceases to be an eligible employee for any reason, such participant is deemed to have elected to withdraw from the ESPP. Participation ends automatically upon termination of employment with Embark Technology and its related corporations.

Assignability

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Changes in Capitalization

In the event of certain specified significant corporate transactions, such as a reorganization, recapitalization, merger, consolidation, change in control or other similar corporate transaction or event, that effects the shares of Embark Technology Class A Common Stock, the ESPP Administrator shall make equitable adjustments to reflect such changes with respect to (a) the aggregate number and type of shares of Embark Technology Class A Common Stock (or other securities or property) that may be issued under the ESPP (including, but not limited to, adjustments of the limitations on the maximum number of Shares that may be purchased); (b) the class(es) and number of shares of Embark Technology Class A Common Stock and price per share subject to outstanding rights; and (c) the purchase price with respect to any outstanding rights. In the event of the specified significant corporate transactions, the ESPP Administrator may also take certain actions it deems appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP or with respect to any right under the ESPP, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles, including: (i) requiring a successor corporation to assume, continue, or substitute each outstanding purchase right; (ii) terminating an outstanding right in exchange for cash or other rights or property; (iii) providing that participants’ accumulated payroll deductions may be used to purchase shares prior to the next occurring purchase date on such date as the ESPP Administrator determines in its sole discretion and terminating the participants’ rights under the ongoing offering period(s); and (iv) terminating all outstanding rights shall terminate without exercise.

Amendment and Termination

The ESPP Administrator has the authority to amend, suspend, or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of Embark Technology stockholders. However, shareholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, in excess of the initial pool and annual increase as described above, changes the classes of corporations whose employees are eligible to participate in the ESPP or to the extent required under applicable law, taking into account the terms hereof. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The ESPP will remain in effect until terminated by the ESPP Administrator in accordance with the terms of the ESPP.

Material U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and Embark Technology with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of shares of Embark Technology Class A Common Stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the ESPP.  Rights granted under the 423 Component of the ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of Embark Technology Class A Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component.  A participant will be taxed on amounts withheld for the purchase of Shares of Embark Technology Class A Common Stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by Embark Technology or one of designated subsidiaries, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to Embark Technology by reason of the grant or exercise of rights under the ESPP. Embark Technology is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. Therefore, NGA cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the votes cast by holders of shares of NGA Common Stock entitled to vote thereon at the Special Meeting. Failure to vote by proxy or to vote at the Special Meeting and broker non-votes with regard to the ESPP Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the ESPP Proposal.

The Sponsor has agreed to vote any shares of NGA Common Stock owned by the Sponsor in favor of the ESPP Proposal.

The ESPP Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal. If any of these Condition Precedent Proposals are not approved, this ESPP Proposal will have no effect, even if approved by our stockholders. Consummation of the Business Combination is also conditioned on the approval of each of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal.

If any of these Condition Precedent Proposals, including this ESPP Proposal, do not receive the requisite vote for approval, we will not consummate the Business Combination. In addition, notwithstanding the approval of the ESPP Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.

Recommendation of the NGA Board

THE NGA BOARD RECOMMENDS THAT NGA’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 7 — ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the NGA Board to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies. The Adjournment Proposal will only be presented to NGA’s stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Proposal and the ESPP Proposal. If NGA’s stockholders approve the Adjournment Proposal, NGA may adjourn the Special Meeting and any adjourned session of the Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from its stockholders who have voted previously.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by NGA stockholders, the NGA Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Proposal and the ESPP Proposal.

Vote Required for Approval

The approval of the Adjournment Proposal at the Special Meeting requires NGA to obtain NGA stockholder approval. NGA stockholder approval requires the affirmative vote of a majority of votes cast by the holders of the outstanding shares of NGA Common Stock entitled to vote at the meeting. Because the required votes are based upon the number of outstanding shares entitled to vote that are present virtually or represented by proxy at the Special Meeting, abstentions or broker non-votes will have no effect on this proposal.

The Adjournment Proposal is not conditioned on the approval of any other Proposal. The consummation of the Business Combination is not conditioned upon the approval of the Adjournment Proposal at the Special Meeting.

The Sponsor has agreed to vote any shares of NGA Common Stock owned by the Sponsor in favor of the Adjournment Proposal.

Recommendation of the NGA Board

THE NGA BOARD RECOMMENDS THAT NGA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications set forth herein (including the limitations and qualifications set forth in the opinion attached Exhibit 8.1), the following discussion of material U.S. federal income tax considerations of the Business Combination generally applicable to the U.S. Holders (as defined below) of Embark common stock is the opinion of Husch Blackwell LLP, NGA’s federal income tax counsel, insofar as it expresses conclusions as to the application of U.S. federal income tax law. This opinion is based on facts and representations contained in representation letters provided by each of Embark and NGA and on customary assumptions set forth in such opinion.

The following discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax (such as estate or gift taxes, the impact of any applicable tax treaty, any consequences under the Medicare contribution tax on net investment income, or the alternative minimum tax).

This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings, administrative procedures, and other guidance of the Internal Revenue Service (“IRS”), all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

Further, this discussion does not address tax consequences resulting from a holder’s particular circumstances or to any holder that may be subject to special tax rules, including, without limitation:

●	a bank, insurance company, or other financial institution;
●	a tax-exempt entity, organization, or arrangement;
●	a government or any agency, instrumentality, or controlled entity thereof;
●	a real estate investment trust;
●	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
●	a regulated investment company or a mutual fund;
●	a “controlled foreign corporation” or a “passive foreign investment company”;
●	a dealer or broker in stocks and securities, or currencies;
●	a trader in securities that elects mark-to-market treatment;
●	a holder of Embark common stock that received Embark common stock, or a holder of NGA Common Stock that received NGA Common Stock, through the exercise of options, warrants, or similar derivative securities or otherwise as compensation;
●	a holder of Embark common stock that holds Embark common stock, or a holder of NGA Common Stock that holds NGA Common Stock, in a tax-deferred account (such as an individual retirement account or a plan qualifying under Section 401(k) of the Code);
●	a holder of Embark common stock or NGA Common Stock that has a functional currency other than the U.S. dollar;
●	a holder of Embark common stock that holds Embark common stock, or a holder of NGA Common Stock that holds NGA Common Stock, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

●	a holder of Embark common stock or a holder of NGA Common Stock required to accelerate the recognition of any item of gross income with respect to such Embark common stock or such Company common stock, as applicable, as a result of such income being recognized on an applicable financial statement;
●	a holder of Embark common stock or a holder of NGA Common Stock that is a U.S. expatriate or former citizen or long-term resident of the U.S.;
●	a holder of Embark common stock or a holder of NGA Common Stock that does not hold Embark common stock or NGA Common Stock, as applicable, as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);
●	a holder of Embark common stock or a holder of NGA Common Stock whose Embark common stock or NGA Common Stock, as applicable, may constitute ‘‘qualified small business stock’’ under Section 1202 of the Code or ‘‘Section 1244 stock’’ for purposes of Section 1244 of the Code;
●	a holder of Embark common stock or a holder of NGA Common Stock that acquired their shares of Embark common stock or NGA Common Stock, as applicable, in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
●	a holder of Embark common stock or a holder of NGA Common Stock that owns or has owned, or is deemed to own or to have owned, more than 5% of Embark common stock or NGA Common Stock, as applicable (except to the extent specifically set forth below); or
●	a holder of Embark common stock that exercises its appraisal rights.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Embark common stock or NGA Common Stock, the U.S. federal income tax consequences of the Merger, or of a redemption of NGA Common Stock, as applicable, to a partner or owner of such entity generally will depend on the status of the partner or owner and the activities of the entity. Any entity treated as a partnership for U.S. federal income tax purposes that holds Embark common stock or NGA Common Stock, and any partners or owners in such entity, are urged to consult their own tax advisors with respect to the tax consequences of the Merger and of a redemption of NGA Common Stock, as applicable, in their specific circumstances.

Holders of Embark common stock and NGA Common Stock should consult their own tax advisors about the tax consequences of the Merger and a redemption of NGA Common Stock , as applicable, in light of their own particular circumstances, including the tax consequences under state, local, non-U.S., estate and gift and other tax laws and the possible effects of any changes in applicable tax laws.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the exercise of redemption rights the Business Combination or any other tax aspect of the transactions contemplated herein. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds shares of Embark common stock, NGA Common Stock or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any shares of Embark common stock, NGA Common Stock or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of shares of Embark common stock, NGA Common Stock or warrants who or that is, for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States,
●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,
●	an estate whose income is subject to U.S. federal income tax regardless of its source, or
●	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of NGA Common Stock or warrants (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Tax Consequences of the Merger to U.S. Holders of Embark Common Stock

Tax Consequences if the Merger Qualifies as a Reorganization within the Meaning of Section 368(a) of the Code or Transaction to which Section 351 of the Code Applies

It is the opinion of Husch Blackwell LLP, NGA’s federal income tax counsel, that the Merger will be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The Husch Blackwell LLP opinion is subject to the limitations and qualifications set forth herein, and has been delivered prior to the consummation of the Merger and the exercise of redemption rights by stockholders of NGA and therefore is prospective and dependent on the occurrence or nonoccurrence of further events. The obligations of Embark and NGA to complete the Merger are not conditioned on the receipt of an opinion at closing from either Husch Blackwell LLP or Latham & Watkins LLP to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and the Merger will occur even if it does not so qualify.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Merger could constitute a transaction to which Section 351 of the Code applies. If the Merger qualifies as a transaction to which Section 351 of the Code applies, the U.S. federal income tax consequences generally should be as described below.

Neither Embark nor NGA has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder of Embark common stock is urged to consult its tax advisor with respect to the particular tax consequence of the Merger to such U.S. Holder.

On the basis that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, or a transaction to which section 351 of the Code applies, in general, for U.S. federal income tax purposes, the tax consequences for U.S. Holders of Embark common stock who only receive shares of Company common stock in exchange for shares of Embark common stock pursuant to the Merger are as follows:

●	A U.S. Holder of Embark common stock will not recognize gain or loss upon exchanging Embark common stock solely for NGA Common Stock.
●	A U.S. Holder of Embark common stock will have an aggregate tax basis in the shares of NGA Common Stock received pursuant to the Merger equal to the U.S. Holder’s aggregate adjusted tax basis in the Embark common stock surrendered in exchange therefor.
●	A U.S. Holder’s holding period in the NGA Common Stock received in the Merger will generally include the holding period of the Embark common stock surrendered in exchange therefor.
●	A U.S. Holder that has acquired Embark common stock as a result of the conversion of Embark preferred stock or that has acquired different blocks of Embark common stock at different times or at different prices should consult its tax advisor regarding the allocation of its aggregate adjusted tax basis in, and the holding period of, the NGA Common Stock received in exchange for such Embark common stock pursuant to the Merger.

If a U.S. Holder acquired shares of Embark common stock at different times, such U.S. Holder must calculate any gain or loss separately for each identifiable block of shares (i.e., shares acquired at the same cost in a single transaction) of Embark common stock such U.S. Holder surrenders pursuant to the Merger, and such U.S. Holder’s tax basis and holding period in the Company common stock received in the Merger may be determined with reference to each identifiable block of Embark common stock surrendered.

U.S. Holders who acquired different blocks of Embark common stock at different times or different prices are urged to consult their tax advisors regarding the manner in which gain should be determined in their specific circumstances.

Tax Consequences if the Merger Fails to Qualify as a Reorganization within the Meaning of Section 368(a) of the Code or a transaction to which Code Section 351 applies

If, however, the Merger were to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, or a transaction to which Code Section 351 applies, and were determined to be a taxable transaction, then:

●	a U.S. Holder of Embark common stock would be considered to have made a taxable disposition of its Embark common stock, and would generally recognize taxable gain or loss on its receipt of NGA Common Stock in an amount equal to the difference between (i) the fair market value of the NGA Common Stock received in the Merger by the U.S. Holder and (ii) the U.S. Holder’s aggregate adjusted tax basis in the shares of Embark common stock surrendered in exchange therefor; and
●	A U.S. Holder’s holding period in the NGA Common Stock received in the Merger would begin on the day following the Merger.

Gain or loss will be calculated separately for each block of Embark common stock (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if your Embark common stock has been held for more than one year at the time of the Merger. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses is limited. You generally will have an aggregate tax basis in the shares of NGA Common Stock received equal to the fair market value of such shares as of the date such shares are received, and your holding period in such shares would begin on the day following the date of the Merger.

Information Reporting

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Embark common stock. A “significant holder” for these purposes is generally a holder of Embark common stock that, immediately before the Merger, owned at least 1% (by vote or value) of the total outstanding stock of Embark (or

Embark common stock with a basis of at least $1.0 million). U.S. Holders are urged to consult their tax advisors as to the potential application of information reporting requirements.

ALL U.S. HOLDERS OF EMBARK COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, ANY FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX (INCLUDING ESTATE AND GIFT TAX LAWS), AND ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of shares of NGA Common Stock that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its NGA Common Stock will depend on whether the redemption qualifies as a sale of NGA Common Stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s NGA Common Stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in NGA Common Stock redeemed.

The redemption of NGA Common Stock will generally qualify as a sale of NGA’s Common Stock redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only NGA Common Stock actually owned by such U.S. Holder, but also shares of NGA Common Stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to NGA Common Stock owned directly, NGA Common Stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any NGA Common Stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include NGA common stock which could be acquired pursuant to the exercise of the warrants.

The redemption of NGA Common Stock will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of NGA outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of NGA outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of NGA’s Common Stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all of NGA’s Common Stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of NGA’s Common Stock owned by certain family members and such U.S. Holder does not constructively own any other NGA shares. The redemption of NGA Common Stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in NGA. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to NGA’s Common Stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of NGA’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other NGA Common Stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in NGA’s Common Stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining NGA Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other NGA Common Stock constructively owned by such U.S. Holder.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR NGA COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

NON-U.S. HOLDERS

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of public shares or warrants that is not a U.S. Holder.

Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a non-U.S. Holder of NGA Common Stock that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its NGA Common Stock will depend on whether the redemption qualifies as a sale of NGA’s Common Stock redeemed, as described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of NGA Common Stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described below under “Non-U.S. Holders — Sale, Exchange or Other Disposition of NGA Common Stock and Warrants.” If such a redemption does not qualify as a sale of NGA Common Stock, the non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described below under “Non-U.S. Holders — Distributions.” Because the treatment of a redemption may not be certain or determinable at the time of redemption, redeemed non-U.S. Holders may be subject to withholding tax on the gross amount received in such redemption. Non-U.S. Holders may be exempt from such withholding tax if they are able to properly certify that they meet the requirements of an applicable exemption (e.g., because such non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights”).

Tax Consequences of the Merger to Non-U.S. Holders of Embark Common Stock

Tax Consequences to Non-U.S. Holders if the Merger Qualifies as a Reorganization within the Meaning of Section 368(a) of the Code or a Transaction to which Section 351 of the Code applies

On the basis that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code or a transaction to which Section 351 of the Code applies, in general, for U.S. federal tax purposes, a Non-U.S. Holder who exchanges Embark common stock solely for Embark Technology Common Stock pursuant to the Merger will be treated in the same manner as a U.S. Holder for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders if the Merger Fails to Qualify as a Reorganization within the meaning of Section 368(a) of the Code or a Transaction to which Section 351 of the Code applies

If the exchange of Embark common stock for NGA Common Stock is a taxable exchange of such stock, such treatment will correspond to the discussion below concerning a taxable disposition of NGA Common Stock under “Taxable Sale, Exchange or other disposition of NGA Common Stock and Warrants.”

Distributions

In general, any distributions made to a non-U.S. Holder with respect to NGA Common Stock, to the extent paid out of NGA’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its NGA Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such NGA Common Stock, which will be treated as described under “— Sale, Exchange or Other Disposition of NGA Common Stock and Warrants” below.

Dividends paid by NGA to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI).

Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Taxable Sale, Exchange or Other Disposition of NGA Common Stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of NGA Common Stock or warrants unless:

(i)such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;
(ii)the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)NGA is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) NGA’s Common Stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding NGA common stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. holder on the sale, exchange or other disposition of NGA Common Stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such NGA Common Stock or warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. NGA does not expect to be classified as a U.S. real property holding corporation immediately following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether NGA will be a U.S. real property holding corporation with respect to a non-U.S. holder following the Business Combination or at any future time.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of NGA Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will generally be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the U.S. Treasury regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including NGA Common Stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which NGA Common Stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of NGA Common Stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in NGA Common Stock or warrants.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE REDEMPTION OF NGA COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, NON-U.S. AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and presents the combination of the financial information of NGA and Embark after giving effect to the Business Combination and related transactions, as described in the accompanying notes.

The historical financial information of NGA was derived from the unaudited financial statements of NGA as of June 30, 2021, and for the period from September 25, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/prospectus. The historical financial information of Embark was derived from the audited financial statements of Embark as of and for the year ended December 31, 2020, and from the unaudited financial statements of Embark as of and for the six months ended June 30, 2021, included elsewhere in this proxy statement/prospectus. This information should be read together with NGA’s and Embark’s unaudited and audited financial statements and related notes, the sections titled “NGA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Embark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited Pro Forma Condensed Combined Financial Statements do not necessarily reflect what the Post-Combination Company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited Pro Forma Condensed Combined Financial Information also may not be useful in predicting the future financial condition and results of operations of the Post-Combination Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The following unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, and the unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2021, and year ended December 31, 2020, are based on the historical financial statements of NGA and Embark. The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of June 30, 2021

(in thousands, except per share data)

			Assuming No Redemption			Assuming Max Redemption			Assuming Full Redemption
	Northern
	Genesis	Embark
	Acquisition	Trucks			Pro Forma	Additional		Pro Forma	Additional		Pro Forma
	Corp	Inc.	Pro Forma		Combined	Pro Forma		Combined	Pro Forma		Combined
	(Historical)	(Historical)	Adjustments		Balance	Adjustments		Balance	Adjustments		Balance
ASSETS
Current Assets:
Cash and cash equivalents	$297	$49,273	$534,873	A	$584,443	$(319,008)	L	$265,435	(94,992)	M	$170,443
Restricted cash, short-term	—	65	—		65	—		65	—		65
Short-term investments	—	18,044	—		18,044	—		18,044	—		18,044
Prepaid expenses and other current assets	208	4,159	—		4,367	—		4,367	—		4,367
Total current assets	505	71,541	534,873		606,919	(319,008)		287,911	(94,992)		192,919
Deferred offering costs	—	—	—		—	—		—	—		—
Restricted cash, long-term	—	340	—		340	—		340	—		340
Marketable securities held in Trust Account	414,023	—	(414,023)	B	—	—		—	—		—
Property, equipment, and software, net	—	7,976	—		7,976	—		7,976	—		7,976
Long-term investments	—	—	—		—	—		—	—		—
Other assets	—	3,213	—		3,213	—		3,213	—		3,213
Total Assets	$414,528	$83,070	$120,850		$618,448	(319,008)		299,440	(94,992)		204,448
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$2,057	$—		$2,057	—		2,057	—		2,057
Accrued expenses and other current liabilities	641	3,713	—		4,354	—		4,354	—		4,354
Convertible Note	—	18,515	(18,515)	C	—	—		—	—		—
Derivative Liability	—	12,936	(12,936)	D	—	—		—	—		—
Short-term notes payable	—	282	—		282	—		282	—		282
Total current liabilities	641	37,503	31,451		6,693	—		6,693	—		6,693
Long-term notes payable	—	619	—		619	—		619	—		619
Long-term deferred rent	—	160	—		160	—		160	—		160
Deferred underwriting fee payable	14,490	—	(14,490)	E	—	—		—	—		—
FPA liability	1,106	—	—		1,106	—		1,106	—		1,106
Warrant liability	34,957	—	903	F	35,860	—		35,860	—		35,860
Total liabilities	51,194	38,282	(45,038)		44,438	—		44,438	—		44,438
Commitments and contingencies
Common Stock subject to possible redemption	414,000	—	(371,545)	G	42,455	—		42,455	—		42,455

			Assuming No Redemption			Assuming Max Redemption			Assuming Full Redemption
	Northern
	Genesis
	Acquisition	Embark			Pro Forma	Additional		Pro Forma	Additional		Pro Forma
	Corp	Trucks Inc.	Pro Forma		Combined	Pro Forma		Combined	Pro Forma		Combined
	(Historical)	(Historical)	Adjustments		Balance	Adjustments		Balance	Adjustments		Balance
Stockholders’ equity:											—
Embark Trucks Inc Preferred stock – par value	—	1	(1)	H	—	—		—	—		—
Embark Trucks Inc Founders Preferred Stock – par value	—	—	—		—	—		—	—		—
Embark Trucks Inc Common Stock	—	—	—		—	—		—	—		—
Northern Genesis Corp Class A Common Stock	1	—	(1)	I	—	—		—	—		—
New Embark Class A Common Stock	—	—	40	I	40	(3)	L	37	(1)	M	36
New Embark Class B Common Stock	—	—	9	I	9	—		9	—		9
Additional paid-in capital	—	132,182	525,074	J	657,256	(319,005)	L	338,251	(94,991)	M	243,260
Accumulated other comprehensive loss	—	3	—		3	—		3	—		3
Accumulated deficit	(50,667)	(87,398)	12,312	K	(125,753)	—		(125,753)	—		(125,753)
Total stockholders’ equity (deficit)	(50,666)	44,788	537,433		531,554	(319,008)		212,547	(94,992)		117,555
Total liabilities and stockholders’ equity (deficit)	$414,528	$83,070	$120,850		$618,448	$(319,008)		$299,440	(94,992)		$204,448

Unaudited Pro Forma Condensed Combined Statement of Operations

for the six months ended June, 30, 2021

(in thousands, except per share data)

			Assuming No Redemption, Max
			Redemption, and Full Redemption			Assuming Max Redemption		Assuming Full Redemption
	Northern
	Genesis
	Acquisition	Embark				Additional		Additional
	Corp	Trucks, Inc.	Pro Forma		Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	(Adjusted)	(Historical)	Adjustments		Combined	Adjustments	Combined	Adjustments	Combined
Operating Expenses
Research and development	$—	$15,342	$2,609	AA	$17,951	$—	$17,951	$—	$17,951
General and administrative	2,874	6,992	12,484	AA,AC,AD,J (iii)	22,350	—	22,350	—	22,350
Total operating expenses	2,874	22,334	15,093		40,301	—	40,301	—	40,301
Loss from operations	(2,874)	(22,334)	(15,093)		(40,301)	—	(40,301)	—	(40,301)
Other Income	—	6	—		6	—	6	—	6
Change in fair value of warrant liability	(4,373)	—	—		(4,373)	—	(4,373)	—	(4,373)
Interest income	23	70	(23)	AB	70	—	70	—	70
Change in fair value of derivative liability	—	(4,773)	4,773	AE	—	—	—	—	—
Interest expense	—	(1,677)	1,677	AF	—	—	—	—	—
Change in fair value of FPA liability	(140)	—	—		(140)	—	(140)	—	(140)
Loss on initial issuance of private warrants	(267)	—	—		(267)	—	(267)	—	(267)
Offering costs allocated to warrant and FPA liabilities	(1,148)	—	—		(1,148)	—	(1,148)	—	(1,148)
Loss before income taxes	(8,780)	(28,708)	(8,666)		(46,153)	—	(46,153)	—	(46,153)
Provision for income taxes	—	—	—		—	—	—	—	—
Net income (loss)	$(8,780)	$(28,708)	$(8,666)		$(46,153)	$—	$(46,153)	$—	$(46,153)
Other Comprehensive gain (loss)	—	(42)	—		(42)	—	(42)	—	(42)
Total comprehensive loss	$(8,780)	$(28,750)	$(8,666)		$(46,195)	$—	$(46,195)	$—	$(46,195)
Common Stock Earnings per Share:
Basic and Diluted weighted average shares outstanding	14,393,060	47,602,069
Earnings per share	$(0.51)	$(0.60)

	Assuming No	Assuming Max	Assuming Full
	Redemption	Redemption	Redemption
Class A Earnings per Share:
Allocated Earnings	$(37,732)	$(37,128)	$(36,931)
Basic and Diluted weighted average shares outstanding	391,361,191	359,460,357	349,961,191
Earnings per share	$(0.10)	$(0.10)	$(0.11)
Class B Earnings per Share:
Allocated Earnings	$(8,421)	$(9,025)	$(9,222)
Basic and Diluted weighted average shares outstanding	87,319,620	87,319,620	87,319,620
Earnings per share	$(0.10)	$(0.10)	$(0.11)

Unaudited Pro Forma Condensed Combined Statement of Operations

for the year ended December 31, 2020

(in thousands, except per share data)

			Assuming No Redemption			Assuming Max Redemption		Assuming Full Redemption

	Northern
	Genesis
	Acquisition	Embark				Additional		Additional
	Corp	Trucks, Inc.	Pro Forma		Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	(Adjusted)	(Historical)	Adjustments		Combined	Adjustments	Combined	Adjustments	Combined
Operating Expenses
Research and development	$—	$18,831	$10,787	AA	$29,618	$—	$29,618	—	$29,618
General and administrative	1	3,595	74,540	AA,AC, AD,J(iii)	78,136	—	78,136	—	78,136
Total operating expenses	1	22,426	85,327		107,754	—	107,754	—	107,754
Loss from operations	(1)	(22,426)	(85,327)		(107,754)	—	(107,754)	—	(107,754)
Other Income	—	107	—		107	—	107	—	107
Interest income	—	788	—		788	—	788	—	788
Interest expense	—	—	—		—	—	—	—	—
Loss before income taxes	(1)	(21,531)	(85,327)		(106,859)	—	(106,859)	—	(106,859)
Provision for income taxes	—	—	—		—	—	—	—	—
Net income (loss)	$(1)	$(21,531)	$(85,327)		$(106,859)	$—	$(106,859)	—	$(106,859)
Other Comprehensive gain (loss)	—	(24)	—		(24)	—	(24)	—	(24)
Total comprehensive loss	$(1)	$(21,555)	$(85,327)		$(106,883)	$—	$(106,883)	—	$(106,883)
Common Stock Earnings per Share:
Basic and Diluted weighted average shares outstanding		46,743,539
Earnings per share		$(0.46)

	Assuming No	Assuming Max	Assuming Max
	Redemption	Redemption	Redemption
Class A Earnings per Share:
Allocated Earnings	$(87,366)	$(85,975)	$(85,521)
Basic and Diluted weighted average shares outstanding	391,361,191	359,460,357	349,961,191
Earnings per share	$(0.22)	$(0.24)	$(0.24)
Class B Earnings per Share:
Allocated Earnings	$(19,493)	$(20,884)	$(21,338)
Basic and Diluted weighted average shares outstanding	87,319,620	87,319,620	87,319,620
Earnings per share	$(0.22)	$(0.24)	$(0.24)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.Description of the Business Combination

On June 22, 2021, NGA, Merger Sub, a wholly owned subsidiary of NGA, and Embark entered into the Merger Agreement. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Embark (the “Merger”) with Embark surviving the Merger as a wholly owned subsidiary of Embark Technology (formerly NGA) and Embark equity holders holding the majority of the Embark Technology Common Stock.

Pursuant to the Merger Agreement, the aggregate stock consideration issued by the Post-Combination Company in the Business Combination will be $5.1 billion, $4.8 billion, and $4.7 billion consisting of 515,815,504, 483,914,670 , and 474,415,504 newly issued shares, under a no redemptions, maximum redemption, and full redemption scenario, respectively, of the Post-Combination Company valued at $10.00 per share. Under all scenarios, Embark will receive $4.4 billion in the form of 444,458,528 reclassified shares of the Post-Combination Company. NGA public stockholders will receive $414.0 million in the form of 41,400,000 newly issued shares assuming no redemptions, the PIPE and Forward Purchase Agreement Subscribers (the “Subscriber(s)”) will receive $200.0 million in the form of 20,000,000 newly issued shares, and the Sponsor will receive $99.6 million in the form of 9,956,976 reclassified shares in exchange for NGA’s existing Common Stock. The following represents the consideration at closing of the Business Combination:

(in millions)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming Full Redemptions
Share issuance to Embark shareholders(1)	$4,426.5	4,426.5	4,426.5
Share issuance to NGA shareholders	414.0	95.0	—
Share issuance to Subscriber(s)	200.0	200.0	200.0
Share issuance to Sponsor	99.6	99.6	99.6
Share Consideration – at Closing	$5,140.0	4,821.0	4,726.0
(1)	The share consideration presently expected to be transferred to Embark shareholders upon consummation of the Business Combination include (i) $4,032.0 million to holders of issued and outstanding Embark Common Stock, (ii) $35.7 million for the conversion of the then outstanding Convertible Note; (iii) $22.6 million for the conversion of vested and unvested Embark Common Stock warrants; (i) $336.2 million to holders of vested and unvested stock options and RSUs of Embark Common Stock.

The value of share consideration issuable at the Closing is determined by application of the Exchange Ratio of 2.99, which is based on the implied $10.00 per share prior to the Business Combination. The Business Combination is accounted for as a reverse recapitalization, therefore any change in the Exchange Ratio will not impact the unaudited Pro Forma Condensed Combined Financial Statements because Embark will account for the acquisition of NGA based on the amount of net assets acquired upon consummation.

The unaudited Pro Forma Condensed Combined Balance Sheet has been prepared to give effect to the Business Combination and related transactions summarized below as if they had been consummated on June 30, 2021. The unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2021, and the year ended December 31, 2020, gives effect to the Business Combination and related transactions summarized below as if they had been consummated on January 1, 2020:

●	The merger of Merger Sub, the wholly owned subsidiary of NGA, with and into Embark, with Embark as the surviving company.
●	the issuance and sale of 16,000,000 Embark Technology Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $160,000,000 in the PIPE Financing;
●	the issuance and sale of 4,000,000 Forward Purchase Units at $10.00 per unit with each unit consisting of 4,000,000 shares of Embark Technology Class A Common Stock and 666,667 redeemable warrants to purchase shares of Embark Technology Class A Common Stock;

●	immediately prior to the Effective Time, the issuance of performance-based stock units to the Founders of Embark which are subject to performance-based and market-based vesting conditions;
●	immediately prior to the Effective Time, the issuance of restricted stock units to certain employees of Embark immediately prior to the Effective Time;
●	all convertible promissory notes issued, immediately prior to the Effective Time, will be converted into Embark Technology Class A Common Stock in accordance with the Convertible Note terms;
●	Immediately prior to the Effective Time, the vested portion of all Embark warrants will be converted into Embark Technology Class A Common Stock, and the unvested portion of all Embark warrants will be converted into restricted stock to receive Embark Technology Class A Common Stock, in accordance with the warrants’ terms;
●	the completion of the Embark Pre-Closing Reorganization, which will include the conversion of Embark preferred stock into Embark Common Stock, and whereby eighty percent (80%) of Embark Common Stock held by the Founders shall convert into shares of Embark Technology Class B Common Stock, twenty percent (20%) of Embark Common Stock held in trust shall convert into shares of Embark Technology Class A Common Stock, and all other holders of Embark Common Stock shall convert into shares of Embark Technology Class A Common Stock using a conversion ratio of 2.98 calculated in accordance with the terms of the Merger Agreement;
●	all Embark stock options issued, immediately prior to the Effective Time, will be converted into stock options to receive Embark Technology Class A Common Stock with substantially the same terms and conditions as were applicable to such stock option immediately prior to the Effective Time;
●	all Embark restricted stock units and performance stock units issued, immediately prior to the Effective Time, will be converted to the right to receive Embark Technology Class A Common Stock with substantially the same terms and conditions as were applicable to such award immediately prior to the Effective Time;
●	immediately prior to the Effective Time, by virtue of the effectiveness of NGA’s Second A&R Charter, each share of NGA pre-transaction Common Stock shall be reclassified into shares of Embark Technology Class A Common Stock; and
●	the cancellation of Sponsor Shares in connection with the Business Combination and in accordance with the terms of the Sponsor Support Agreement and the Merger Agreement.

Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, NGA will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Embark issuing shares for the net assets of NGA, accompanied by a recapitalization. The net assets of NGA will be recognized at fair value (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.

Embark has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Embark’s shareholders will have majority of the voting power under the no redemption, maximum redemption, and full redemption scenarios;
●	Embark will appoint the majority of the board of directors of the Post-Combination Company;
●	Embark’s existing management will comprise the management of the Post-Combination Company;

●	Embark will comprise the ongoing operations of the Post-Combination Company;
●	Embark is the larger entity based on historical business operations;
●	The Post-Combination Company will assume Embark’s name.

The unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, assumes that the Business Combination occurred on June 30, 2021. The unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2021, and year ended December 31, 2020, presents the pro forma effect of the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis of Embark as the accounting acquirer.

The unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, has been prepared using, and should be read in conjunction with, the following:

●	NGA’s unaudited Condensed Balance Sheet as of June 30, 2021, and the related notes for the period ended June 30, 2021, included elsewhere in this proxy statement/prospectus; and
●	Embark’s unaudited Balance Sheet as of June 30, 2021, and the related notes for the period ended June 30, 2020, included elsewhere in this proxy statement/prospectus.

The unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2021, and year ended December 31, 2020, has been prepared using, and should be read in conjunction, with the following:

●	NGA’s unaudited Condensed Statement of Operations for the six months ended June 30, 2021, and audited Statement of Operations for the period from September 25, 2020 (inception) through December 31, 2020, and the related notes, included elsewhere in this proxy statement/prospectus; and
●	Embark’s unaudited Statement of Operations and Comprehensive Loss for the six months ended June 30, 2021, and audited Statement of Operations and Comprehensive Loss for the year ended December 31, 2020, and the related notes, included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited Pro Forma Condensed Combined Financial Information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Embark’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. NGA believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited Pro Forma Condensed Combined Financial Information.

The unaudited Pro Forma Condensed Combined Financial Information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination (“Management Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited Pro Forma Condensed Combined Financial Information.

The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

The unaudited Pro Forma Condensed Combined Financial Information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the audited financial statements and notes thereto of each of NGA and Embark included elsewhere in this proxy statement/prospectus.

Pursuant to NGA’s amended and restated certificate of incorporation, NGA’s Public Stockholders may demand that NGA redeem their shares of Common Stock for cash if the Business Combination is consummated, irrespective of whether they vote for or against the Business Combination. If a Public Stockholder properly demands redemption of their shares, NGA will redeem each share for cash equal to the Public Stockholder’s pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The unaudited Pro Forma Condensed Combined Financial Information has been prepared assuming three alternative levels of cash redemptions of NGA’s Common Stock:

●	Assuming No Redemptions: This presentation assumes that no NGA public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the Trust Account.
●	Assuming Maximum Redemptions: This presentation assumes that NGA public stockholders holding 31.9 million of NGA’s public shares exercise their redemption rights and that such shares are redeemed for their pro rata share ($10.00 per share) of the funds in the Trust Account for aggregate redemption proceeds of $319.0 million. The Merger Agreement includes a minimum cash available requirement that NGA will need to have a minimum of $295.0 million of funds to effect the closing of the Business Combination. Based on the amount of $414.0 million in the trust account as of June 30, 2021, and taking into account the anticipated proceeds of $200.0 million from the PIPE and FPA Financing, if 31.9 million shares of NGA’s public shares are redeemed, NGA will still have sufficient cash to satisfy the minimum cash available requirement in the Merger Agreement.
●	Assuming Full Redemptions: This presentation assumes that NGA public stockholders holding all outstanding 41.4 million of NGA’s public shares exercise their redemption rights and that such shares are redeemed for their pro rata share ($10.00 per share) of the funds in the Trust Account for aggregate redemption proceeds of $414.0 million. This scenario presents a situation where NGA public stockholders redeem all available shares even though the Merger Agreement includes a minimum cash available requirement that NGA will need for the merger to consummate. In this scenario, Embark will need to waive the minimum cash scenario to accommodate the above redemptions.

The following summarizes the pro forma Post-Combination Company shares outstanding under the three scenarios:

			Assuming
	Assuming No		Maximum		Assuming Full
	Redemptions		Redemptions(1)		Redemptions(2)
	(Shares)%		(Shares)%		(Shares)%
Post-Combination Company shares issued to Embark stockholders(3)	407,323,835	85.1	407,323,835	91.2	407,323,835	93.1
Post-Combination Company shares issued to NGA public stockholders	41,400,000		41,400,000		41,400,000
Less: shares redeemed(1)(2)	—		(31,900,834)		(41,400,000)
Total NGA shares	41,400,000	8.6	9,499,166	2.1	—	—
Total Subscriber shares	20,000,000	4.2	20,000,000	4.5	20,000,000	4.6
Total Sponsor shares(4)	9,956,976	2.1	9,956,976	2.2	9,956,976	2.3
Pro Forma Shares Outstanding	478,680,811	100.0	446,779,977	100.0	437,280,811	100.0
(1)	This presentation assumes that NGA stockholders holding 31.9 million Public Shares will exercise their redemption rights at a value of $10.00 per share for $319.0 million of funds in the Trust Account.
(2)	This presentation assumes that NGA stockholders holding 41.4 million Public Shares will exercise their redemption rights at a value of $10.00 per share for $414.0 million of funds in the Trust Account, or additional cash funds as may be needed, to the extent the Trust Account does not have adequate funds.
(3)	Includes 3,571,428 shares expected to be issued to Convertible note holders at the Effective Time of the Merger for outstanding notes payable and 510,956 shares expected to be issued to warrant holders at the Effective Time of the Merger for vested warrants, and excludes 1,627,819 shares expected to be issued to holders of early exercised shares, which are not considered as outstanding from an accounting standpoint as they are not vested as of the merger consummation date.
(4)	Number of shares presented is net of estimated forfeitures to settle the amount of transaction costs incurred in excess of agreed upon transaction cost limits, in accordance with the terms of the Merger Agreement.

The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited Pro Forma Condensed Combined Financial Information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited Pro Forma Condensed Combined Financial Information to give pro forma effect to events that directly reflect the accounting for the transaction. Embark and NGA have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Combination Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited Pro Forma Condensed Combined Statement of Operations are based upon the number of the Post-Combination Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, are as follows:

(A)	Reflects pro forma adjustments to cash related to the following:

	(In thousands)
Release of cash from Trust Account	414,023	(i)
Proceeds from Forward Purchase Agreements	40,000	(ii)
Proceeds from PIPE	160,000	(iii)
Payment of transaction expenses	(64,660)	(iv)
Payment of NGAC’s deferred underwriting fee	(14,490)	(v)
	534,873

(i) — Represents the reclassification of cash equivalents held in the trust account and to reflect that the cash equivalents are available to effectuate the transaction or to pay redeeming NGA public stockholders.

(ii) — Represents the proceeds received from the sale of 4.0 million forward purchase units pursuant to the Forward Purchase Agreement at $10.00 per unit for total proceeds of $40.0 million.

(iii) — Represents proceeds received from the issuance of 16.0 million Embark Technology Class A Common Stock, in a private placement to be consummated concurrently with the closing of the Business Combination, at $10.00 per share pursuant to the PIPE Financing Subscription Agreement. The unaudited Pro Forma Condensed Combined Balance Sheet reflects the issuance of these shares with a corresponding increase of $160.0 million to additional paid in-capital and an increase of less than $0.1 million to Embark Technology Class A common stock.

(iv) — Represents preliminary estimated transaction costs incurred by Embark of approximately $47.2 million for legal, financial advisory and other professional fees incurred in consummating the Business Combination. The unaudited Pro Forma Condensed Combined Balance Sheet reflects these costs as a reduction of cash with a corresponding decrease in additional paid-in capital for transaction costs incurred by Embark.

Additionally, this includes transaction costs incurred by NGA in the amount of $17.5 million. The unaudited Pro Forma Condensed Combined Balance Sheet reflects payment of these costs as a reduction of cash, with a corresponding increase in accumulated deficit, as these costs are expensed as incurred.

(v) — Represents the payment of $14.5 million of deferred underwriter fees incurred during NGA’ initial public offering due upon completion of the Business Combination.

(B)	Reflects the reclassification of cash and cash equivalents held in NGA’s trust account that becomes available in connection with the Business Combination, assuming no redemption.
(C)

Reflects the derecognition of the amortized cost of the Convertible Note of $18.5 million pursuant to the conversion of the Convertible Notes. Pursuant to the Convertible Note agreement, the Convertible Note will automatically convert into shares of Embark Technology Class A Common Stock at a discount rate which is determined by the pre-money valuation of Embark. The discount resulted in a recognition of a derivative liability of $12.9 million (see note D below), along with the accretion of the remaining debt discount of $6.5 million as an adjustment to accumulated deficit which upon conversion of the Convertible Note into shares of Embark Technology Class A Common Stock, will be recognized to additional paid in capital for a total adjustment of $37.9 million.

(D)

Reflects the derecognition of the derivative liability pursuant to the conversion of the convertible notes. The adjustment reflects an excess of the fair value of the liability in order to represent the maximum value the note holder will receive upon such conversion.

(E)

Reflects the settlement of deferred underwriters’ fees incurred during the NGA IPO due upon completion of the Business Combination. The unaudited Pro Forma Condensed Combined Balance Sheet reflects payment of these costs as a reduction of cash and cash equivalents, with a corresponding decrease in deferred underwriting fee payable.

(F)

Represents the allocation of proceeds received from the sale of 4.0 million forward purchase units pursuant to the Forward Purchase Agreement at $10.00 per unit. Each forward purchase unit consists of one share of NGA Common Stock and one-sixth of one public warrant. Each whole public warrant entitles the holder to purchase one share of NGA Common Stock. The public warrants are liability classified warrants with an estimated issuance date fair value of $0.9 million as part of the forward purchase agreement. The $40.0 million proceeds received were allocated between each NGA Common Stock and each whole warrant at $39.1 million and $0.9 million, respectively. The NGA Common Stock are then recapitalized into Embark Technology Class A Common Stock and the public warrants are exchanged for warrants to purchase Embark Technology Class A Common Stock.

(G)

Reflects the reclassification of $371.5 million of NGA public shares, subject to possible redemption, from mezzanine equity to permanent equity, assuming no redemptions. The unaudited Pro Forma Condensed Combined Balance Sheet reflects the reclassification with a corresponding increase of $371.5 million to additional paid in-capital and an increase of less than $0.1 million to Embark Technology Class A Common Stock.

(H)

Represents the conversion of Embark Preferred Stock into Embark Common Stock pursuant to Section 4 of Article IV of Embark’s Amended and Restated Articles of Incorporation prior to the closing of the Business Combination, as stipulated by the Merger Agreement. The unaudited Pro Forma Condensed Combined Balance Sheet reflects the conversion with a corresponding increase of $1,000 to Embark Technology Class A Common Stock.

(I)

Represents recapitalization of Embark’s equity and issuance of 317,556,415 shares of Embark Technology Class A common stock and 87,319,620 shares of Embark Technology Class B common stock to Embark’s equity holders as consideration for the reverse recapitalization. Additionally, this amount reflects the issuance of Embark Technology Class A Common Stock and Embark Technology Class B Common stock pursuant to the following:

(In thousands)
Shares issued to NGA common shareholders	1
Issuance from Forward Purchase Agreement Shares	0
NGA redeemable shares reclassified into permanent equity	4
Issuance from PIPE Financing	2
Issuance of shares from conversion of Convertible Note	0
Issuance of shares from conversion of net exercised vested warrants	0
Shares issued to Embark Shareholders (recapitalization)	33
Total Class A issuance	40
Total Class B issuance	9

(J)

Reflects the following transactions that increase or decrease additional paid in capital. The unaudited Pro Forma Condensed Combined Balance Sheet reflects the corresponding total increase of $525.0 million to additional paid in-capital.

	(in thousands)
Acquisition related transaction expenses incurred by Embark	(47,150)	(A)(v)
Issuance of New Embark Class A Common Stock from Forward Purchase Agreement	39,096	(D)
Reclassification of NGA redeemable Common Stock into permanent equity	371,541	(E)
Issuance of New Embark Class A Common Stock from PIPE Financing	159,998	(A)(iii)
Conversion of $25 million convertible notes at a discount into New Embark Class A Common Stock	37,936	(D)
Reclassification of NGA’s historical retained earnings balance into additional paid in capital	(50,667)	(i)
Recapitalization of Embark preferred and Common Stock to New Embark Class A and Class B Common Stock	(40)	(ii)
Additional paid in capital associated with exchange of Founders’ Embark Common Stock for New Embark Class B Common Stock	14,360	(iii)
Total	525,074

(i) — Represents $50.7 million reclassification of NGA’s historical accumulated deficit to additional paid in capital as part of the reverse recapitalization.

(ii) — Represents the conversion of Embark preferred stock into Embark Common Stock and the recapitalization of Embark Common Stock into Embark Technology Class A and Class B Common Stock.

(iii) — The Founders of the Company transferred 20% of their shares into family trusts. As a result, the remaining 80% of the Founder’s Embark Common Stock will be exchanged for Embark Technology Class B Common Stock with the amounts held in trust converting into Embark Technology Class A Common Stock. The Embark Technology Class B Common Stock have the same economic rights as Embark Technology Class A Common Stock; however, the Embark Technology Class B Common Stock carry 10 votes per share whereas Embark Technology Class A Common Stock carry one vote per share. The Embark Technology Class B Common Stock was determined to have incremental fair value over the Embark Common Stock that was exchanged. Accordingly, the incremental fair value associated with high voting shares of $14.4 million is reflected at the time of the exchange and included as an adjustment to additional paid in capital as of June 30, 2020, and to the general and administrative expense for the year ended December 31, 2020 .

(K)

Represents adjustments of $12.3 million to retained earnings due to the impact of estimated transaction costs, discounted shares from the conversion of the Convertible Note, elimination of NGA’s historical retained earnings, and incremental value of high voting shares.

	(In thousands)
Estimated Transaction Costs incurred by NGA	(17,510)	(A)(v)
Recognition of discount on Convertible Note upon conversion to Embark Technology Class A Common Stock	(6,485)	(D)
Elimination of historical NGA retained earnings	50,667	(J)(i)
Recognition of compensation cost related to the exchange of Embark Common Stock for high voting stock of New Embark Class B Common Stock	(14,360)	(J)(iii)
Total	12,312

(L)

Represents the maximum payment that could be made to redeeming NGA public stockholders that would leave sufficient cash to satisfy the available cash requirement. The maximum amount of redemptions assumed is 31,900,834 shares at a price of $10.00 per share. The unaudited Pro Forma Condensed Combined Balance Sheet reflects the redemption with decrease to cash and a corresponding decrease of $319.0 million to additional paid in-capital and a decrease of less than $0.1 million to Embark Technology Class A Common Stock.

(M)

Represents the full payment that could be made to redeeming NGA public stockholders. The full amount of redemptions assumed is 41,400,000 million shares at a price of approximately $10.00 per share. The adjustment reflects the incremental impact to the maximum redemption scenario in order to reflect a redemption of 41,400,000 million shares. The unaudited Pro Forma Condensed Balance Sheet reflects the incremental redemption with a corresponding decrease of $94.9 million to additional paid in-capital and a decrease of less than $0.1 million to Embark Technology Class A Common Stock.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2021, and year ended December 31, 2020, are as follows:

(AA)

Represents stock compensation expense recorded to research and development of $2.6 million for the six months ended June 30, 2021, and $10.8 million for the year ended December 31, 2020 and stock compensation expense recorded to general and administrative expense of $7.7 million for the six months ended June 30, 2021, and $33.1 million for the year ended December 31, 2020 from restricted stock units (“RSUs”) that were granted to certain employees of the Company. The grant occurred prior to the balance sheet date. Accordingly, the RSU grant included within the unaudited Pro Forma Condensed Combined Statement of Operations and assumed to have been granted simultaneously with the Business Combination on January 1, 2020. The RSUs contain service-based vesting conditions that vest over a period of four years as well as a performance condition requiring the consummation of the Business Combination by December 31, 2021. Both conditions must be met to vest.

(AB)	Represents pro forma adjustment to eliminate interest income related to the amount held in NGA’s trust.
(AC)

Represents stock compensation expense of $4.7 million for the six months ended June 30, 2021, and $9.6 million for the year ended December 31, 2020, from performance restricted stock units (“PRSUs”) that were granted to founders of the Company in connection with the Business Combination. The grant occurred after the balance sheet date, but before the closing of the Business Combination. Accordingly, the PRSU grant is included within the unaudited Pro Forma Condensed Combined Statement of Operations as a separate material transaction and assumed to have been granted simultaneously with the Business Combination on January 1, 2020. The PRSUs contain a performance- based vesting condition (“performance condition”) and six market-based vesting conditions (“market conditions”). The performance condition requires that Embark becomes a publicly traded company and the market conditions requires that Embark Technology’s market capitalization meets or exceeds six different valuation multiples multiplied by the valuation of Embark Technology at the time of the Business Combination. Each of the market conditions will be met once a valuation multiple as defined above is achieved. The grant date fair value of the PRSU’s is attributed using a graded vesting schedule and compensation expense is recognized over the derived service period of each market condition tranche.

(AD)	Reflects $17.5 million of transaction costs that are not direct or incremental to the Business Combination expected to be incurred by NGA. This is a non-recurring transaction accounting adjustment.
(AE)

Reflects the elimination of $4.8 million change in the fair value of the derivative liability associated with the convertible note, due to expected conversion of notes payable, resulting in settlement of the derivative liability.

(AF)

Reflects the elimination of $1.7 million charge to interest expense for the accretion of the debt discount associated with the issuance of the convertible note, due to expected conversion of notes payable.

4.     Earnings per Share

Represents the net earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination, including related proposed equity purchases, is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of shares of Common Stock of NGA are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods. connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of shares of Common Stock of NGA are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited Pro Forma Condensed Combined Financial Information has been prepared assuming the no redemptions, maximum redemptions, and full redemptions scenarios:

	Assuming No	Assuming Max	Assuming Full
	Redemptions	Redemptions	Redemptions
	Six Months	Six Months	Six Months
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
(Net loss presented in thousands of dollars)	2021	2021	2021
Class A Pro Forma Basic and Diluted Loss Per Share
Pro Forma net loss attributable to Class A shareholders	$(37,732)	$(37,128)	$(36,931)
Weighted average shares outstanding, basic and diluted	391,361,191	359,460,357	349,961,191
Basic and diluted net loss per Class A share	$(0.10)	$(0.10)	$(0.11)
Class A Pro Forma Weighted Average Shares – Basic and Diluted
Class A shares issued to Embark stockholders	316,432,787	316,432,787	316,432,787

	Assuming No	Assuming Max	Assuming Full
	Redemptions	Redemptions	Redemptions
	Six Months	Six Months	Six Months
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
(Net loss presented in thousands of dollars)	2021	2021	2021
Class A shares issued to holder of Convertible Note	3,571,428	3,571,428	3,571,428
Class A shares issued to current NGA public shareholders	41,400,000	9,499,165	0
Class A shares issued to Subscribers	20,000,000	20,000,000	20,000,000
Class A shares issued to the Sponsor	9,956,976	9,956,976	9,956,976
Class A Pro Forma Weighted Average Shares – Basic and Diluted	391,361,191	359,460,357	349,961,191
Embark Technology Class B Pro Forma Basic and Diluted Loss Per Share
Pro Forma net loss attributable to Class B shareholders	(8,421)	(9,025)	(9,222)
Weighted average shares outstanding, basic and diluted	87,319,620	87,319,620	87,319,620
Basic and diluted net loss per Class B share	(0.10)	(0.10)	(0.11)
Embark Technology Class B Pro Forma Weighted Average Shares – Basic and Diluted
Class B shares issued to Embark Founders	87,319,620	87,319,620	87,319,620
Embark Technology Class B Pro Forma Weighted Average Shares – Basic and Diluted	87,319,620	87,319,620	87,319,620

	Assuming No	Assuming Max	Assuming Full
	Redemptions	Redemptions	Redemptions
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(Net loss presented in thousands of dollars)	2020	2020	2020
Class A Pro Forma Basic and Diluted Loss Per Share
Pro Forma net loss attributable to Class A shareholders	$(87,366)	$(85,975)	$(85,521)
Weighted average shares outstanding, basic and diluted	391,361,191	359,460,357	349,961,191
Basic and diluted net loss per Class A share	$(0.22)	$(0.24)	$(0.24)
Class A Pro Forma Weighted Average Shares – Basic and Diluted
Class A shares issued to Embark stockholders	316,432,787	316,432,787	316,432,787
Class A shares issued to holder of Convertible Note	3,571,428	3,571,428	3,571,428
Class A shares issued to current NGA public shareholders	41,400,000	9,499,165	0
Class A shares issued to Subscribers	20,000,000	20,000,000	20,000,000
Class A shares issued to the Sponsor	9,956,976	9,956,976	9,956,976
Class A Pro Forma Weighted Average Shares – Basic and Diluted	391,361,191	359,460,357	349,961,191
Embark Technology Class B Pro Forma Basic and Diluted Loss Per Share

	Assuming No	Assuming Max	Assuming Full
	Redemptions	Redemptions	Redemptions
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(Net loss presented in thousands of dollars)	2020	2020	2020
Pro Forma net loss attributable to Class B shareholders	(19,493)	(20,884)	(21,338)
Weighted average shares outstanding, basic and diluted	87,319,620	87,319,620	87,319,620
Basic and diluted net loss per Class B share	(0.22)	(0.24)	(0.24)
Embark Technology Class B Pro Forma Weighted Average Shares – Basic and Diluted
Class B shares issued to Embark Founders	87,319,620	87,319,620	87,319,620
Embark Technology Class B Pro Forma Weighted Average Shares – Basic and Diluted	87,319,620	87,319,620	87,319,620

As a result of the pro forma net loss, the earnings per share amounts exclude the anti-dilutive impact from the following securities:

●	The 13,800,000 public warrants sold during the NGA IPO that will be converted in the Merger into warrants to purchase up to a total of 13,800,000 Embark Technology Class A shares, which are exercisable at $11.50 per share;
●	The 6,686,667 Private Placement Warrants that will be exercisable for one share of NGA’s Common Stock at an exercise price of $11.50 per share;
●	The 25,773,306 Embark Technology stock options outstanding as of the close of the Business Combination;
●	The 1,752,971 shares of restricted Embark Technology’s Class A Common Stock subject to forfeiture.

INFORMATION ABOUT NGA

Introduction

NGA is a blank check company incorporated on September 25, 2020 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, with one or more businesses. To date, NGA’s efforts have been limited to organizational activities, activities relating to NGA’s initial public offering and, following the closing of NGA’s initial public offering, NGA’s search for a suitable candidate for its initial business combination. NGA has generated no revenues to date and it does not expect that it will generate operating revenues until it consummates its initial business combination at the earliest. Although NGA may pursue an acquisition opportunity in any business or industry, it intends to focus on opportunities making a positive contribution to sustainability through the ownership, financing and management of societal infrastructure.

Formation

On October 2, 2020, the Sponsor paid $25,000 to cover certain offering costs in consideration of 8,625,000 founder shares. On January 12, 2021, NGA effected a stock dividend of 0.2 shares for each founder share outstanding, resulting in the Sponsor holding an aggregate number of 10,350,000 founder shares, such that the founder shares represented 20% of NGA’s issued and outstanding shares of common stock after NGA’s initial public offering. Up to 1,350,000 founder shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On January 15, 2021, as a result of the underwriters’ election to exercise their over-allotment option in full, all 1,350,000 founder shares ceased to be subject to forfeiture, resulting in an aggregate of 10,350,000 founder shares issued and outstanding.

Initial Public Offering

On January 15, 2021, NGA consummated its initial public offering of 41,400,000 units, including the issuance of 5,400,000 units as a result of the underwriters’ exercise of their over-allotment option in full. Each unit consists of one share of common stock of, par value $0.0001 per share, and one-third of one redeemable warrant. Each warrant will become exercisable for one share of common stock, with an exercise price of $11.50 per share, at any time commencing on the later of 12 months from the closing of the initial public offering or 30 days after the completion of an initial business combination and will expire on the fifth anniversary of NGA’s completion of an initial business combination, or earlier upon redemption or liquidation. The units were sold at a price of $10.00 per unit, generating gross proceeds of $414,000,000.

On January 15, 2021, simultaneously with the closing of the initial public offering, NGA consummated the private sale of 6,686,667 warrants at a purchase price of $1.50 per private placement warrant to the Sponsor, generating gross proceeds of $10,030,000. The private placement warrants are identical to the warrants sold as part of the units in the initial public offering, except that the private placement warrants will be non-redeemable for cash and will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. The Sponsor has agreed not to transfer, assign or sell any of the private placement warrants (except to certain permitted transferees) until 30 days after the completion of NGA’s initial business combination.

NYSE Listing

The public shares, units, and public warrants are currently listed for trading on the NYSE under the symbols “NGAB,” “NGAB.U,” and “NGAB.WS,” respectively.

NGA Management

NGA’s management team co-founded Northern Genesis Acquisition Corp. (“Northern Genesis Acquisition I”), a special purpose acquisition company that completed its initial public offering in August 2020, in which it sold 31,945,344 units, each consisting of one share of common stock and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one share of common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of approximately $320 million. On May 6, 2021, Northern Genesis Acquisition I consummated its initial business combination with The Lion Electric Company. The combined entity, The Lion Electric Company, is listed on the NYSE under the ticker symbol “LEV.” NGA’s management team also co-founded Northern Genesis

Acquisition Corp. III (NYSE: NGC) (“Northern Genesis Acquisition III”), a special purpose acquisition company that completed its initial public offering in March 2021, in which it sold 17,245,000 units, each consisting of one share of common stock and one-quarter of one warrant, with each whole warrant entitling the holder thereof to purchase one share of common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of approximately $172.45 million.

NGA believes that it has benefited from the valuable experience gained by its management team during the launch and operation of Northern Genesis Acquisition I, including the process of evaluating numerous target companies and industry sectors, selecting The Lion Electric Company as its business combination partner and negotiating the terms of the Business Combination Agreement and all of the related transactions. Past performance by NGA’s management team, Northern Genesis Acquisition I or Northern Genesis Acquisition III may not be indicative of future performance of an investment in NGA.

NGA believes that there is a growing societal sensitivity on the part of customers, investors and employees to the alignment that a business demonstrates with the principles underlying sustainability. Incorporating these principles into business strategies requires ongoing consideration of certain ESG factors that can both create opportunities and present potential risks. By weaving a focus on sustainability into their business plans and activities, companies can build business models that create social and environmental value in addition to financial or economic value. NGA believes there are significant, attractive opportunities to invest in businesses that demonstrate a commitment to this ‘triple bottom line’ orientation.

While a commitment to ESG covers a broad range of themes, NGA is specifically focused on evaluating suitable targets whose business practices demonstrate clear alignment with sustainability principles and whose organizational culture embraces the value of such alignment. NGA believes there are attractive investment opportunities that may benefit, both operationally and economically, from its management team’s commitment to and expertise in designing and incorporating ESG processes and practices. NGA believes that opportunities for improved business success based on strong ESG alignment exist across a broad range of industries and sectors. As demonstrated by NGA’s management team with Northern Genesis Acquisition I’s completed business combination with The Lion Electric Company, NGA believes the experience of its management team will allow it to evaluate targets in industries such as transition to renewable energy, transportation and electric mobility (including charging infrastructure, batteries, railways and logistics), data and communication (including data centers, internet distribution and mobile infrastructure), agriculture (including product logistics, biofuels and storage) and community services (including waste, recycling, environmental and construction), among others. NGA believes that organizations operating in all of these sectors can generate attractive returns through strengthened ESG profiles and incorporating environmental sustainability into their business strategies. Companies in NGA’s target universe tend to have stable growth rates and would greatly benefit from access to both public market capital and public market expertise.

NGA believes in the ability of its management team to add significant value to a target company from a commercial, operating, strategic and sustainability perspective. In particular, NGA will seek to identify and acquire a business that could benefit from a hands-on owner with extensive operational experience and the public company expertise its management team possesses, or that relies on the target’s executive and operational expertise but presents potential for an attractive risk-adjusted return profile following a business combination with NGA. Even fundamentally sound companies can often underperform their potential due to underinvestment, a temporary period of dislocation in the markets in which they operate, over-levered capital structures, excessive cost structures, incomplete management teams and/or a need to realign business strategies. In addition, these companies may have little or no experience operating in the public markets. NGA’s management team has significant experience in identifying such opportunities and executing on strategies to surface value in a public market context.

NGA’s management team includes all of the members of the management team of Northern Genesis Acquisition I. NGA believes that potential sellers of target businesses will view the fact that its management team has successfully negotiated a business combination for Northern Genesis Acquisition I as a positive factor in considering whether or not to enter into a business combination with NGA. Notwithstanding the foregoing, past performance of NGA’s management team or Northern Genesis Acquisition I is not a guarantee of success with respect to any business combination NGA may consummate. Stockholders should not rely on the historical record of NGA’s management team or Northern Genesis Acquisition I’s performance as indicative of NGA’s future performance.

Members of NGA’s management team are not obligated to devote any specific number of hours to NGA’s matters but they have advised NGA that they intend to devote as much of their time as they deem necessary to NGA’s affairs until NGA has completed its initial business combination. The amount of time that any member of the management team will devote in any time period will vary based on whether a target business has been selected for the initial business combination and the current stage of the Business Combination process.

Fair Market Value of Target Business

The target business or businesses that NGA acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination, although NGA may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. The NGA Board determined that this test was met in connection with the proposed merger with Embark as described in the section titled “Proposal No. 1 — The Business Combination Proposal.”

Liquidation if No Business Combination

NGA has until January 15, 2023 to complete its initial business combination. If NGA is unable to complete its business combination within such period (and its stockholders have not amended its amended and restated certificate of incorporation to extend this time period), NGA will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares for cash, at a per-share price equal to the aggregate amount then on deposit in the Trust Account (including interest earned on the funds held in the Trust Account and not previously released to NGA to pay its tax obligations, less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if NGA fails to complete its business combination within the 24-month time period.

The holders of Founder Shares are not entitled to any liquidating distributions from the Trust Account with respect to such founder shares if NGA fails to complete its initial business combination within 24 months from the closing of the NGA IPO.

The Sponsor and NGA’s officers and directors have agreed, pursuant to written agreements with NGA, that they will not propose any amendment to its amended and restated certificate of incorporation (a) that would modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or certain amendments to its certificate of incorporation or to redeem 100% of its public shares if NGA does not complete its initial business combination within 24 months from the closing of the NGA IPO or (b) with respect to any other provisions that specifically apply only to the period prior to the consummation of its initial business combination, unless NGA provides its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to NGA to pay its tax obligations divided by the number of then outstanding public shares. However, NGA may not redeem its public shares unless its net tangible assets are at least $5,000,001 either immediately prior to or upon consummation of a business combination (so that NGA is not subject to the SEC’s “penny stock” rules).

NGA expects that all costs and expenses associated with implementing a plan of dissolution, as well as payments to any creditors, will be funded from funds available to NGA outside the Trust Account, although NGA cannot assure stockholders that there will be sufficient funds for such purpose. If those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay its tax obligations, NGA may request that the trustee release to NGA an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If NGA was to expend all of the net proceeds of the NGA IPO and the sale of the private placement warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust

Account, the per-share redemption amount received by stockholders upon its dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors which would have higher priority than the claims of its public stockholders. NGA cannot assure stockholders that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, its plan of dissolution must provide for all claims against NGA to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before NGA makes any distribution of its remaining assets to its stockholders. While NGA intends to pay such amounts, if any, NGA cannot assure stockholders that it will have funds sufficient to pay or provide for all creditors’ claims.

Although NGA will seek to have all vendors, service providers (other than its independent auditors and the underwriters in the NGA IPO), prospective target businesses or other entities with which NGA does business execute agreements with NGA waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against its assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, its management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to NGA than any alternative. Examples of possible instances where NGA may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with NGA and will not seek recourse against the Trust Account for any reason. The Sponsor has agreed that it will be liable to NGA if and to the extent any claims by a vendor for services rendered or products sold to NGA, or by a prospective target business with which NGA has discussed entering into a definitive agreement for a business combination, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay its tax obligations and up to $100,000 for liquidation expenses, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (even if such waiver is deemed to be unenforceable) and except as to any claims under its indemnity of the underwriters of the NGA IPO against certain liabilities, including liabilities under the Securities Act. NGA has not independently verified whether the Sponsor has sufficient funds to satisfy this indemnity obligation nor has NGA asked the Sponsor to reserve for such eventuality and believe that the Sponsor’s only assets are securities of NGA. Therefore, NGA believes it is unlikely that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for NGA’s initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, if NGA is not be able to complete its initial business combination, stockholders would receive such lesser amount per share in connection with any redemption of your public shares.

None of its officers or directors will indemnify NGA for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay NGA’s tax obligations and up to $100,000 for liquidation expenses, and the Sponsor asserts that it is unable to satisfy its indemnification obligation or that it has no indemnification obligation related to a particular claim, NGA’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligation. While NGA currently expects that its independent directors would take legal action on NGA’s behalf against the Sponsor to enforce its indemnification obligation to NGA, it is possible that NGA’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, NGA cannot assure stockholders that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of NGA’s trust account distributed to its public stockholders upon the redemption of its public shares in the event NGA does not complete its business combination within 24 months from the closing of the NGA IPO may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is NGA’s intention to redeem its public shares as soon as reasonably possible following its 24th month and, therefore, NGA does not intend to comply with those procedures. As such, its stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of such date.

Furthermore, if the pro rata portion of its trust account distributed to its public stockholders upon the redemption of its public shares in the event NGA does not complete its business combination within 24 months from the closing of the NGA IPO, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

If NGA files a bankruptcy petition or an involuntary bankruptcy petition is filed against NGA that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, NGA cannot assure stockholders it will be able to return $10.00 per share to its public stockholders. Additionally, if NGA files a bankruptcy petition or an involuntary bankruptcy petition is filed against NGA that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by NGA’s stockholders. Furthermore, NGA board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and its company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. NGA cannot assure stockholders that claims will not be brought against NGA for these reasons.

NGA’s public stockholders will be entitled to receive funds from the Trust Account only in the event of the redemption of its public shares if NGA does not complete its business combination within 24 months from the closing of the NGA IPO, or if they redeem their respective shares for cash upon the completion of the initial business combination, or in connection with certain amendments to its amended and restated certificate of incorporation. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event NGA seeks stockholder approval in connection with its initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to NGA for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above.

Facilities

NGA’s executive offices are located at 4801 Main Street, Suite 1000, Kansas City, MO 64112. The cost for NGA’s use of any office space used by NGA, including this space, is included in the $10,000 per month fee NGA pays to the Sponsor or its affiliates for office space, utilities, secretarial support and administrative services. NGA considers its current office space adequate for its current operations. Upon consummation of the merger, the principal executive offices of NGA will be those of Embark, at which time nothing more will be paid to the Sponsor or its affiliates.

Employees

NGA does not have any full-time employees and it does not intend to have any prior to the consummation of its initial business combination.

Management

Directors and Executive Officers

As of the date of this proxy statement/prospectus, NGA’s directors and executive officers are as follows:

Name	Age	Position
Paul Dalglish	62	Director
Michael Hoffman	70	President
Chris Jarratt	62	Director and Chair
Ken Manget	59	Director and Chief Financial Officer
Ian Robertson	61	Director and Chief Executive Officer
Robert Schaefer	54	Director
Brad Sparkes	49	Director

Paul Dalglish, one of NGA’s founders, has served as a member of its Board of Directors since its formation. He also served on the board of directors of Northern Genesis Acquisition I from June 2020 until consummation of its initial business combination in May 2021 and has served on the board of directors of Northern Genesis Acquisition III since its formation in January 2021. Mr. Dalglish is an experienced operations and information technology executive, specializing in the design and delivery of systems providing operational excellence. Mr. Dalglish brings experience in the delivery of technology-enabled transformations with international clients and has led large global employee and contractor teams. He has led business development and contract negotiation teams for large outsourcing contracts. From June 2019 until January 2021, Mr. Dalglish served as Vice President of Operations for JANA Corporation, a utility services company providing risk assessment programs to the North American natural gas industry. From 2016 to August 2019, Mr. Dalglish served as President of Hibernia Solutions Inc., a provider of pre- and post-acquisition support to utilities and utility-related companies. From 2008 to 2015, Mr. Dalglish was with Serco Canada Inc., a multi-national government outsourcing company, initially serving as a Managing Director of its subsidiary Serco-DES Inc. and later serving as its President. Previously, Mr. Dalglish focused on the acquisition and integration of new businesses on behalf of Accenture’s utility outsourcing business. Mr. Dalglish previously served on the Board of Directors and Audit Committee for AirSource Power Fund I LP, a publicly listed renewable energy company and currently sits on the Boards of several not-for-profit organizations. Mr. Dalglish has been accredited as a Chartered Director by McMaster University, holds a Professional Engineer designation through his Bachelor of Science from the University of Waterloo and has been awarded a Master of Business Administration from the University of Western Ontario. NGA believes Mr. Dalglish is well-qualified to serve on its board of directors due to his business experience and contacts and relationships.

Michael Hoffman, one of NGA’s founders, has served as its President since its formation. Mr. Hoffman is an active senior business professional. Mr. Hoffman also served as the President of Northern Genesis Acquisition I from August 2020 until consummation of its initial business combination in May 2021 and has served as the President of Northern Genesis Acquisition III since its formation in January 2021. He is the founder of Stone Capital Partners, a private financing firm focused on energy infrastructure in North America and globally. Prior to founding Stone Capital Partners in 2018, Mr. Hoffman was a partner at Riverstone Holdings, a multi-billion private equity firm, from 2003 through 2018 where he was head of Riverstone’s Renewable Energy Funds and led the teams responsible for conventional power and energy investments. He has more than 30 years of experience in the origination and execution of global infrastructure investment and is committed to the concept of sustainable investing. From 1988 through 2003, Mr. Hoffman was Senior Managing Director and Head of the Mergers & Acquisitions advisory business of The Blackstone Group where he was a member of the Private Equity Investment Committee and the firm’s Executive Committee. Prior to Blackstone, Mr. Hoffman was Co-Head of Mergers & Acquisitions at Smith Barney & Co. Mr. Hoffman is Chairman of the Board of Annovis Bio, Inc., an Alzheimer’s development company. He also serves on the Board of Rockefeller University. He received a BA and an MA from Northwestern University and an MBA from Harvard Business School. He is a co-author of the book, “GREEN: Your Place in the New Energy Revolution.”

Christopher Jarratt, one of NGA’s founders, has served as a member of its Board of Directors and Chair since November 2020. Mr. Jarratt also has served as a member of the Board of Directors of Northern Genesis Acquisition III since its formation in January 2021. Mr. Jarratt is an active senior business professional having co-founded Algonquin Power Corporation (the predecessor to Algonquin Power & Utilities Corp.) in 1988 and serving as Executive Vice Chair for Algonquin Power & Utilities Corp. from October 2009 through November 2020 and director from October 2009 through October 2020. Mr. Jarratt brings more than 30 years of experience in the origination, development and operations of global infrastructure investment initiatives and is committed to the concept of best of class governance and sustainable investing. Mr. Jarratt previously served on the Board of Directors of Atlantica Sustainable Infrastructure plc (NASDAQ: AY), a publicly listed affiliate of Algonquin traded on the NASDAQ exchange. Mr. Jarratt is a professional engineer and holds an engineering degree from the University of Guelph. In addition, Mr. Jarratt holds the designation of Chartered Director from McMaster University. NGA believes Mr. Jarratt is well-qualified to serve on its board of directors due to his business experience and contacts and relationships.

Ken Manget, one of NGA’s founders, has served as its Chief Financial Officer since its formation. He also served as the Chief Financial Officer of Northern Genesis Acquisition I from June 2020 until consummation of its initial business combination in May 2021 and on its Board from July 2020 until May 202. He has served as Chief Financial Officer of Northern Genesis Acquisition III since its formation in January 2021. From 2014 to 2019, Mr. Manget served as Global Head, Relationship Investing at the Ontario Teachers’ Pension Plan where he ran teams in Hong Kong, London and Toronto, and was responsible for a diversified portfolio of pre-IPO, public and private equity investments. After leaving Ontario Teachers’ Pension Plan, he has been active as a private investor and director of companies. From 2009 to 2014, Mr. Manget served as Head of Investment Banking at Desjardins Capital Markets. He started his career at Schlumberger, Inc. as a Field Engineer in Latin America. His finance background includes positions at: Salomon Brothers in London and New York (from 1986 to 1988), and at BMO Capital Markets in Toronto (from 1992 to 2009) where he had exposure to a broad range of capital markets/investment banking activities including: mergers & acquisitions, equities, fixed income, derivatives and securitization. Mr. Manget is a past board member of St. Joseph’s Health Centre Foundation, the Heart and Stroke Foundation, is currently a member of the Board of the Canadian Ditchley Foundation, and serves an alumnus volunteer for Harvard University. He also currently serves on the Board of NASDAQ listed Organigram Holdings Inc. (NASDAQ: OIG) where he is a member of the audit, compensation and investment committees. He holds a Mechanical Engineering degree from the University of Toronto, a M.B.A. from the Harvard Business School, and an ICD.D designation granted by the Institute of Corporate Directors, at the University of Toronto.

Ian Robertson, one of NGA’s founders, has served as its Chief Executive Officer and a member of its Board of Directors since its formation. He also served as the Vice Chair of the Board of Directors of Northern Genesis Acquisition I from June 2020 until consummation of its initial business combination in May 2021 and has served as Chief Executive Officer and a member of the Board of Directors of Northern Genesis Acquisition III since its formation in January 2021. Mr. Robertson is an active senior business professional and currently leads InfraStar Investments, an infrastructure investment fund management company. In July 2021, he was appointed Co-Chair of the Board of Directors of Largo Resources Ltd. (TSX: LGO) (NASDAQ: LGO) and interim President of Largo Clean Energy Corp.., a subsidiary of Largo Resources Ltd. Mr. Robertson co-founded APCI in 1988 and previously served as Chief Executive Officer and Director of Algonquin Power & Utilities Corp. from October 2009 through July 2020. During his leadership tenure, Algonquin grew to become one of Canada’s largest power and utilities companies, serving regulated electricity, natural gas and water utility customers in the United States and Canada and owning and operating a large portfolio of global renewable wind and solar powered generation capacity. He has more than 30 years of experience in the origination and execution of global infrastructure investment initiatives and is committed to the concept of sustainable investing. Mr. Robertson previously served on the Board of Directors of Atlantica Sustainable Infrastructure plc (NASDAQ: AY), a publicly listed affiliate of Algonquin traded on the NASDAQ exchange. Mr. Robertson received an electrical engineering degree from the University of Waterloo, a Master of Business Administration from York University, and a Master of Law from the Law School of the University of Toronto. He is a professional engineer and holds a Chartered Financial Analyst designation. NGA believes Mr. Robertson is well-qualified to serve as its Chief Executive Officer and on its board of directors due to his business experience and contacts and relationships.

Robert Schaefer, one of NGA’s founders, has served as a member of its Board of Directors since its formation. He also served on the Board of Directors of Northern Genesis Acquisition I from July 2020 until consummation of its initial business combination in May 2021 and has served on the Board of Directors of Northern Genesis Acquisition III since its formation in January 2021. Mr. Schaefer is an active business professional. From 2017 to November 2020, he served as the Executive Vice President and Chief Financial Officer for the Ascendant Group Limited, the parent of Bermuda

Electric Company, and continues to serve in an advisory role for Ascendant Group Limited. Mr. Schaefer is an executive with a track record of repositioning and growing businesses through his experience leading business units, undertaking mergers and acquisitions and completing finance transactions in Bermuda, Canada, U.S. and Europe. Mr. Schaefer has been responsible for significant capital deployment in growth investments, negotiation of long-term contract restructurings and company sales and acquisitions. From 2015 to 2017, Mr. Schaefer led the strategic restructuring of Maxim Power Corp. including the successful divestiture of European and US power businesses. From 2008 through 2015, Mr. Schaefer was responsible for TransAlta Corporation’s energy marketing business unit and business development activities. Mr. Schaefer holds a Bachelors of Commerce from the University of Calgary and is a member of the Institute of Chartered Accountants of Alberta and Bermuda. NGA believes Mr. Schaefer is well-qualified to serve on its board of directors due to his business experience and contacts and relationships.

Brad Sparkes, one of NGA’s founders, has served as a member of its Board of Directors since its formation. He also served on the Board of Directors of Northern Genesis Acquisition I from June 2020 until consummation of its initial business combination in May 2021 and has served on the Board of Directors of Northern Genesis Acquisition III since its formation in January 2021. Mr. Sparkes is an active senior business professional. He co-founded and has served as President and Chief Executive Officer for BowArk Energy Ltd, a wind energy developer, since September 2003. Since its inception, BowArk has successfully developed a number of renewable energy projects across Canada. Mr. Sparkes previously held the position of Chief Financial Officer and Director for AirSource Power Fund LP which successfully completed the construction of the St. Leon Wind Energy Facility. Prior to BowArk, Mr. Sparkes gained extensive experience in developing and financing power projects across North America. From 2000 to 2003, Mr. Sparkes was Director of Business Development of Calpine Canada where he led its acquisitions and development team focusing on the natural gas-fired energy sector successfully developing and financing a number of projects in the North American energy sector. Prior to joining Calpine, he was a member of TransAlta Energy Corporation’s business development team from 1996 to 2000, also focusing on natural gas-fired energy sector in Canada. Mr. Sparkes holds an Engineering degree from the University of Calgary. NGA believes Mr. Sparkes is well-qualified to serve on its board of directors due to his business experience and contacts and relationships.

Director Independence

NYSE listing standards require that a majority of NGA’s Board of Directors be independent. An “independent director” is defined generally as a person other than an officer or employee of NGA or its subsidiaries or any other individual having a relationship which in the opinion of NGA’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. NGA has determined that Messrs. Dalglish, Schaefer and Sparkes are independent directors under NYSE rules and Rule 10A-3 of the Exchange Act. NGA’s independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the NGA Board

NGA’s Board has three standing committees: an audit committee, a compensation committee and a nominating committee. The rules of the NYSE and Rule 10A of the Exchange Act generally require that these committees be comprised solely of independent directors.

Audit Committee

NGA has established an audit committee of its Board of Directors. Messrs. Schaefer, Dalglish and Sparkes serve as members of its audit committee. Under the NYSE listing standards and applicable SEC rules, NGA is required to have at least three members of the audit committee, all of whom must be independent. Each member of the audit committee is financially literate and its Board of Directors has determined that Mr. Schaefer qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

NGA has adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by NGA;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by NGA, and establishing pre-approval policies and procedures;
●	reviewing and discussing with the independent auditors all relationships the auditors have with NGA in order to evaluate their continued independence;
●	setting clear hiring policies for employees or former employees of the independent auditors;
●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to NGA entering into such transaction; and
●	reviewing with management, the independent auditors, and NGA’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding its financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

NGA has established a compensation committee of its Board of Directors. Messrs. Dalglish and Sparkes serve as members of its compensation committee. Under the NYSE listing standards and applicable SEC rules, NGA is required to have at least two members of the compensation committee, all of whom must be independent.

NGA has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to its executive officers’ compensation, evaluating its executive officers’ performance in light of such goals and objectives and determining and approving the remuneration (if any) of its executive officers based on such evaluation;
●	reviewing its executive compensation policies and plans;
●	implementing and administering its incentive compensation equity-based remuneration plans;
●	assisting management in complying with its proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for its executive officers and employees;
●	producing a report on executive compensation to be included in its annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating Committee

NGA has established a nominating committee of its Board of Directors. The members of its nominating committee are Messrs. Schaefer and Dalglish. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on its Board of Directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Code of Ethics

NGA has adopted a code of ethics that applies to all of its executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of its business.

Periodic Reporting and Audited Financial Statements

NGA has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. NGA has filed with the SEC its Annual Report on Form 10-K covering the fiscal year ended December 31, 2020 and Quarterly Reports on Form 10-Q covering the fiscal quarters ended March 31, 2021 and June 30, 2021.

Legal Proceedings

NGA has received one demand letter from a putative stockholder of NGA dated July 21, 2021 (the “Demand”) alleging that this proxy statement/prospectus omits material information concerning the Business Combination. The Demand seeks the issuance of corrective disclosures in an amendment or supplement to this proxy statement/prospectus. NGA believes that the disclosures set forth in this proxy statement/prospectus comply fully with applicable law. However, NGA and Embark are assessing whether to voluntarily amend or supplement the disclosure contained in this proxy statement/prospectus for purposes of avoiding expenses associated with any claims that could be made based on such Demand and provide additional information to each of NGA’s and Embark’s respective stockholders. The foregoing, and any supplement to such disclosure that may be made, is not intended to be an admission of the legal necessity or materiality under applicable laws of any such disclosures. NGA specifically denies all allegations that any additional disclosure is required and NGA reserves all defenses in connection with the Demand.

Website

NGA’s website address is www.northerngenesis.com. Information contained on its website is not part of this proxy statement/prospectus.

NGA’s Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to these reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are available on its website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Alternatively, stockholders may access these reports at the SEC’s website at www.sec.gov.

NGA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of NGA’s financial condition and results of operations should be read in conjunction with NGA’s audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. NGA’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

NGA is a blank check company formed under the laws of the State of Delaware on September 25, 2020 for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. NGA intends to effectuate a business combination using cash from the proceeds of the NGA IPO and the sale of the private placement warrants, its capital stock, debt or a combination of cash, stock and debt.

NGA expects to continue to incur significant costs in the pursuit of its acquisition plans. It cannot assure you that its plans to complete a Business Combination will be successful.

Recent Developments

Personnel Services Agreement

NGA entered to a Personnel Services Agreement, dated April 1, 2021, with the Sponsor pursuant to which, subject to maintaining funds adequate for NGA’s projected obligations, it expects to pay up to $2,000,000 in the aggregate in respect of the services of personnel affiliated with the Sponsor, including persons who may be NGA’s directors or officers, for activities on NGA’s behalf, including services related to identifying, investigating and completing an initial business combination and other operational and support services. To the extent any amounts are in respect of the services of individuals who also serve as directors or executive officers of NGA, such amounts will be reviewed and approved by its audit committee.

The Sponsor, NGA’s officers and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on NGA’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on NGA’s behalf.

Forward Purchase Agreements

On April 21, 2021, NGA entered into an Amended and Restated Forward Purchase Agreement with Northern Genesis Capital II LLC (formerly known as Northern Genesis Capital LLC) (“NGC”) (the “NGC Forward Purchase Agreement”), and certain additional Forward Purchase Agreements with additional institutional investors (collectively, with the NGC Forward Purchase Agreement, the “Forward Purchase Agreements”). The Forward Purchase Agreements collectively replace that certain Forward Purchase Agreement previously entered into by NGA and NGC in connection with the closing of NGA’s IPO (the “Original Agreement”).

Pursuant to the Forward Purchase Agreements, if NGA determines to raise capital by the private placement of equity securities in connection with the closing of its initial business combination (subject to certain limited exceptions), the members of NGC (institutional investors that also are members of the Sponsor) and the parties to the additional Forward Purchase Agreements have the first right to purchase an aggregate amount of up to 7,500,000 “forward purchase units” of the Company (under all Forward Purchase Agreements, taken together) for $10.00 per forward purchase unit, or an aggregate total of $75,000,000. Each forward purchase unit would consist of one share of NGA’s common stock and one-sixth of one warrant, with each whole warrant exercisable to purchase one share of NGA’s common stock at $11.50 per share. The common stock and warrants included in the forward purchase units would have the same terms as NGA’s publicly traded common stock and warrants but would not be freely tradable until registered. As with the Original Agreement, any commitment by any potential purchaser under any of the Forward Purchase

Agreements is subject to and conditioned upon written confirmation from the prospective purchaser, following NGA’s notification to such purchaser of its intention to enter into an initial business combination agreement, which a prospective purchaser was grant or withhold in its sole discretion.

In addition, if a private placement of equity securities in connection with NGA’s initial business combination exceeds $75,000,000, the Company agreed under each Forward Purchase Agreement to use its commercially reasonable efforts to permit priority participation in such additional amount by the members of NGC and the parties to the additional Forward Purchase Agreements, in an aggregate additional amount up to $150,000,000, on the same terms as those offered to other prospective purchasers in connection with such additional private placement amount.

Each Forward Purchase Agreement that the holders of the shares of common stock and warrants included in the forward purchase units will be entitled to registration rights pursuant to the terms of any registration rights agreement applicable to any equity securities issued by way of private placement in connection with the closing of NGA’s initial business combination or, in the absence of the foregoing, pursuant to the terms of the registration rights agreement entered into by the Company, Sponsor and NGC in connection with NGA’s initial public offering (the “Registration Rights Agreement”). Pursuant to the foregoing, on April 21, 2021, the Registration Rights Agreement was amended to clarify that the shares and warrants included in up to 7,500,000 total forward purchase units remain subject to the Registration Rights Agreement, regardless of the specific Forward Purchase Agreement pursuant to which they may be issued.

Each Forward Purchase Agreement contains representations and warranties by each party, conditions to closing, and additional provisions that are customary for agreements of this nature. The terms of all of the Forward Purchase Agreements are substantively the same, except that the NGC Forward Purchase Agreement gives NGC board observation rights prior to NGA’s initial business combination, and gives the members of NGC a priority right to subscribe for any of the forward purchase units that any other prospective purchasers do not elect to purchase under any of the other Forward Purchase Agreements.

Proposed Business Combination

On June 22, 2021, NGA, Embark, and Merger Sub, entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will be merged with and into Embark, with Embark surviving the Merger as a wholly owned subsidiary of NGA.

On the date of Closing of the Merger immediately prior to the Effective Time of the Merger, NGA will amend and restate its certificate of incorporation, pursuant to which, among other things, Embark Technology will have a dual class share structure with (x) share of Embark Technology Class A Common Stock that will carry voting rights in the form of one vote per share, and (y) shares of Embark Technology Class B Common Stock that will carry voting rights in the form of ten votes per share and (ii) all outstanding shares of NGA Common Stock will be reclassified into shares of Embark Technology Class A Common Stock. At Closing, NGA will also change its name to Embark Technology, Inc.

Consummation of the transactions contemplated by the Merger Agreement is subject to customary conditions of the respective parties, including the approval of the Business Combination by NGA’s stockholders.

Subscription Agreements

In connection with the execution of the Merger Agreement, NGA and Embark entered into separate Subscription Agreements with a number of PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and NGA agreed to sell to the PIPE Investors, an aggregate of 16,000,000 PIPE Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $160 million, in the PIPE Financing. Also in connection with the execution of the Merger Agreement, and pursuant to the Forward Purchase Agreements, the FPA PIPE Investors agreed to purchase, and NGA agreed to sell to the FPA PIPE Investors, an aggregate of 4,000,000 PIPE Units of NGA, consisting of one share of Embark Technology Class A Common Stock and one-sixth of a warrant, for a purchase price of $10.00 per unit and an aggregate purchase price of $40 million, in the PIPE Financing.

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements and PIPE Units pursuant to the Forward Purchase Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. The purpose of the PIPE Financing is to raise additional capital for use by Embark Technology following the Closing.

Pursuant to the Subscription Agreements and as required by the Forward Purchase Agreements, NGA agreed that, within 15 business days after the consummation of the Business Combination, Embark Technology (formerly NGA) will file with the SEC a PIPE Resale Registration Statement registering the resale of the PIPE Shares and the Embark Technology Class A Common Stock and warrants underlying the PIPE Units, and will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 120th calendar day if the SEC notifies Embark Technology that it will “review” the PIPE Resale Registration Statement) following the Closing and (ii) the 10th business day after the date Embark Technology is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review.

Sponsor Support Agreement and Foundation Investor Support Agreement

In connection with the Merger Agreement, NGA, Embark and the Sponsor entered into the Sponsor Support Agreement pursuant to which Sponsor agreed to vote all of its shares of NGA Common Stock in favor of the approval and adoption of the Business Combination. Additionally, Sponsor agreed, among other things, not to (i) transfer any of its shares of Embark Technology Class A Common Stock or warrants for certain periods of time as set forth in the Sponsor Support Agreement, subject to certain customary exceptions or (ii) enter into any voting arrangement that is inconsistent with the commitment under the Sponsor Support Agreement to vote in favor of the approval and adoption of the Business Combination. Sponsor also agreed to forfeit, immediately prior to Closing, (i) a relative percentage of up to 1,130,239 Founder Shares to the extent that the Sponsor’s institutional investors fail to hold, at the Closing, at least one-half of the shares of NGA Common Stock issued to such investors in connection with the NGA IPO, and (ii) up to 627,910 Founder Shares (currently expected to be 393,025 Founder Shares) in connection with the Forward Purchase Agreement investment. The Sponsor Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

In addition, in connection with the Merger Agreement, the Sponsor expects certain of its institutional investors to enter into separate Support Agreements pursuant to which such investors will agree, among other things, to vote all shares of NGA Common Stock held by such investor at the time of such vote (i) in favor of the approval and adoption of the Business Combination, the Merger Agreement and each of the Transaction Proposals (as defined in the Merger Agreement), (ii) against any other business combination proposal or related proposals; and (iii) against any proposal, action or agreement that would reasonably be expected to impede, frustrate, or prevent the Merger or the satisfaction of any of the conditions thereto. Each such investor is further expected to represent and agree that such investor has not entered into, and will not enter, any agreement that would restrict limit or interfere with the voting agreement made in the Support Agreement.

Embark Holders Support Agreement

In connection with the Merger Agreement, NGA, Embark and certain Embark Holders entered into the Embark Holders Support Agreement pursuant to which the Embark Holders each agreed to (i) vote his, her or its shares of Embark common stock in favor of the approval and adoption of the Business Combination, (ii) not transfer, subject to limited exceptions, any shares of Embark common stock prior to the Closing or termination of the Merger Agreement, (iii) deliver a duly executed counterpart to the Registration Rights Agreement at Closing and (iv) be bound by certain other covenants and agreements related to the Business Combination. The Embark Holders Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

Registration Rights Agreement

In connection with the Closing, NGA will enter into a Registration Rights Agreement with the Sponsor and certain former Embark Holders. The Registration Rights Agreement, subject to the terms thereof, will require Embark Technology to, among other things, file a resale shelf registration statement on behalf of the Sponsor and the Embark Holders and their respective permitted transferees within thirty (30) days following the Closing. The Registration Rights Agreement will also provide for certain demand rights and piggyback registration rights in favor of each of the Sponsor and the Embark Holders and their respective permitted transferees, subject to customary underwriter cutbacks. Embark

Technology will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

On July 2, 2021, NGA filed a registration statement on Form S-4 (File No: 333-257647) relating to the Business Combination. Once the SEC declares the Registration Statement effective, NGA will mail the definitive proxy statement/prospectus statement relating to the special meeting of NGA’s stockholders in connection with the Business Combination.

Other than as specifically discussed, this section does not assume the closing of the Business Combination.

Results of Operations

NGA has neither engaged in any operations nor generated any revenues to date. Its only activities from September 25, 2020 (inception) through January 15, 2021 were organizational activities, those necessary to prepare for the NGA IPO, described below, and identifying a target company for a business combination. NGA does not expect to generate any operating revenues until after the completion of its initial business combination. NGA generates non-operating income in the form of interest income on marketable securities held in the Trust Account. NGA incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2021, NGA had a net loss of $12,244,108, which consists of formation and operating cost of $1,261,199, change in fair value of warrant liabilities of $10,857,934, and the change in fair value of FPA liability of $140,000 offset by interest earned on marketable securities held in Trust Account of $15,025.

For the six months ended June 30, 2021, NGA had a net loss of $7,363,925, which consists of formation and operating cost of $2,873,957, change in fair value of warrant liabilities of $4,373,334, loss on initial issuance of private warrants of $267,467, offering costs allocated to warrant liability of $1,148,289, and change in fair value of FPA liability of $140,000 offset by interest earned on marketable securities held in Trust Account of $23,366.

Liquidity and Capital Resources

On January 15, 2021, NGA completed the NGA IPO of 41,400,000 units, at $10.00 per unit, generating gross proceeds of $414,400,000. Simultaneously with the closing of the NGA IPO, NGA completed the sale of 6,686,667 private placement warrants at a price of $1.50 per private placement warrant in a private placement to the Sponsor, generating gross proceeds of $10,030,000.

Following the NGA IPO, the full exercise of the over-allotment option, and the sale of the private placement warrants, a total of $414,000,000 was placed in the Trust Account. NGA incurred $23,221,415 in NGA IPO related costs, including $8,280,000 of underwriting fees, $14,490,000 of deferred underwriting fees and $451,415 of other costs.

For the six months ended June 30, 2021, cash used in operating activities was $1,027,314. Net loss of $7,363,925 was affected by interest earned on marketable securities held in the Trust Account of $23,366, the change in fair value of warrant liability of $4,373,334, loss on initial issuance of private warrants of $267,467, change in fair value of FPA liability of $140,000 and offering cost related to warrant liabilities of $1,148,289. Changes in operating assets and liabilities provided $430,887 of cash for operating activities.

As of June 30, 2021, NGA had marketable securities held in the Trust Account of $414,023,366 (including $23,366 of interest income) consisting of U.S. Treasury Bills with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by NGA to pay taxes. Through June 30, 2021, NGA has not withdrawn any interest earned from the Trust Account.

NGA intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete its business combination. To the extent that its capital stock or debt is used, in whole or in part, as consideration to complete its business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue its growth strategies.

As of June 30, 2021, NGA had cash of $296,271. NGA intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor, or certain of NGA’s officers and directors or their affiliates may, but are not obligated to, loan NGA funds as may be required. If NGA completes a Business Combination, NGA would repay such loaned amounts. In the event that a business combination does not close, NGA may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $3,000,000 of such loans may be convertible into warrants at a price of $1.50 per warrant, at the option of the lender. The warrants would be identical to the private placement warrants.

NGA does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if NGA’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, NGA may have insufficient funds available to operate its business prior to its business combination. Moreover, NGA may need to obtain additional financing either to complete its business combination or because NGA becomes obligated to redeem a significant number of its public shares upon consummation of its business combination, in which case NGA may issue additional securities or incur debt in connection with such business combination.

Off-Balance Sheet Arrangements

NGA has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2021. NGA does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. NGA has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Based on the foregoing, management believes that NGA will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of NGA’s officers and directors to meet its needs through the earlier of the consummation of a business combination or one year from this filing. Over this time period NGA will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the business combination. On August 12, 2021, the Sponsor has signed a Commitment Letter to provide up to $1,000,000 in working capital loans if required.

Contractual obligations

NGA does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor or an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities, secretarial support and administrative services. NGA began incurring these fees on January 12, 2021 and will continue to incur these fees monthly until the earlier of the completion of the business combination and NGA’s liquidation.

The underwriters are entitled to a deferred fee of 3.5% of the gross proceeds of the NGA IPO, or $14,490,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that NGA completes a business combination, subject to the terms of the underwriting agreement.

In connection with the NGA IPO, NGA entered into the NGC Forward Purchase Agreement with NGC, which NGC Forward Purchase Agreement was subsequently amended and restated as described under “— Recent Developments — Forward Purchase Agreements” above.

The forward purchase transaction is not dependent upon or affected by the percentage of stockholders electing to redeem their public shares and may provide NGA with an increased minimum funding level for the initial business combination. The forward purchase transaction is subject to conditions, including the forward purchase investor giving NGA its irrevocable written confirmation, confirming its commitment to purchase forward purchase securities and the amount thereof, no later than fifteen days after NGA notifies it of NGA’s intention to raise capital through the issuance of equity securities in connection with the closing of an initial business combination. The forward purchase investor may grant or withhold its consent and confirmation entirely within its sole discretion. Accordingly, if the forward purchase investor does not consent to and confirm the purchase, it will not be obligated to purchase any of the forward purchase securities. In connection with the proposed Business Combination, certain FPA Investors agreed to purchase PIPE Units as described under “— Recent Developments — Proposed Business Combination” above.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. NGA has identified the following critical accounting policies:

Warrant Liability

NGA accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to NGA’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Common Stock Subject to Possible Redemption

NGA accounts for its common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within NGA’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. NGA’s common stock features certain redemption rights that are considered to be outside of NGA’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of NGA’s condensed balance sheets.

Net Income Per Common Share

NGA applies the two-class method in calculating earnings per share. Net income per common share, basic and diluted for common stock subject to possible redemption is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, if any, by the weighted average number of shares of common stock subject to possible redemption outstanding for the period. Net income per common share, basic and diluted for and non-redeemable common stock is calculated by dividing net loss less income attributable to common stock subject to possible redemption, by the weighted average number of shares of non-redeemable common stock outstanding for the period presented.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. NGA is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on NGA’s condensed financial statements.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by NGA in its Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to NGA’s management, including NGA’s principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of NGA’s management, including NGA’s principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of NGA’s disclosure controls and procedures as of the end of the fiscal quarter ended June 30, 2021, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, NGA’s principal executive officer and principal financial and accounting officer have concluded that during the period ended June 30, 2021, NGA’s disclosure controls and procedures were not effective, due solely to the material weakness in NGA’s internal control over financial reporting described below in “Changes in Internal Control Over Financial Reporting.” In light of this material weakness, NGA performed additional analysis as deemed necessary to ensure that NGA’s financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that the financial statements for the period ended June 30, 2021 present fairly in all material respects NGA’s financial position, results of operations and cash flows for the period presented.

Changes in Internal Control over Financial Reporting

There was no change in NGA’s internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, NGA’s internal control over financial reporting. Due solely to the events that led to NGA’s restatement of NGA’s IPO Balance Sheet, management has identified a material weakness in internal controls related to the accounting for warrants issued in connection with the NGA IPO.

Remediation Plan

Management has implemented remediation steps to address the material weakness and to improve NGA’s internal control over financial reporting. Specifically, expanded and improved its review process for complex securities and related accounting standards. NGA plans to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals.

INFORMATION ABOUT EMBARK

Overview of Embark

Embark develops technologically advanced autonomous driving software for the truck freight industry and offers a carefully constructed business model that is expected to provide the industry with the most attractive path to adopting autonomous driving. Specifically, Embark has developed a Software as a Service (“SaaS”) platform designed to interoperate with a broad range of truck OEM platforms, forgoing complicated and logistically challenging truck building or hardware manufacturing operations in favor of focusing on a superior driving technology. At scale, domestic shippers and carriers will be able to access Embark technology via a subscription software license selected as an option at the time they specify the build of new semi-trucks.

Headquartered in San Francisco, California and backed by leading Silicon Valley venture capital firms, Embark’s history as the industry’s longest running autonomous truck driving program is replete with technological firsts that include, but are not limited to:

●	the first coast-to-coast autonomous truck drive,
●	the first to reach 100,000 autonomous miles on public roads,
●	the first to successfully open autonomous transfer points for human- autonomous vehicle (“AV”) handoff.

Embark’s founding team includes roboticists and its broader team includes numerous computer scientists, many with advanced degrees and experience at other leading robotics and autonomous vehicle companies and academic programs. Through this business combination, Embark intends to rapidly scale its engineering team to build on its industry-leading technology position.

Embark has also spent considerable time and effort refining its business model. Embark is initially deploying its leading-edge technology in a very focused manner, targeting freight highway miles between transfer points located next to metropolitan areas in the lower “Sunbelt” region of the United States ( the “U.S.”), leaving the “last mile” of driving to and from the transfer points to the industry’s highly skilled human drivers. Embark’s strategy is distinct from other industry players which seek to provide more complicated “end to end” autonomous driving that would entirely displace human drivers and potentially place these companies in competition with the industry’s carriers. Unlike those competitors, Embark anticipates working with the industry’s existing players to help them bring autonomous driving technology to market on their own terms. In addition, Embark believes its solution will be the safest and most reliable in the industry because of its disciplined geographic focus and emphasis on software development, which stands in contrast to Embark’s competitors that focus on multiple domestic markets simultaneously, manufacturing autonomous trucks and/or competing directly with semi-truck OEMs or legacy carriers.

Embark’s business model focus does not come at any significant commercial expense for Embark’s stockholders because the serviceable market Embark is targeting is significant. Embark currently targets the rapidly growing $700 billion U.S. truck freight market, and its initial commercial phase targets 236 billion serviceable miles within this market. The industry has had to face significant pressures from the growth of e-commerce and the well-documented shortage of skilled drivers, and therefore has powerful incentives to adopt autonomous driving solutions to both improve capacity and reduce costs. In addition, Embark’s cooperative model has already had traction with many of the industry’s leading shippers and carriers.

In short, Embark believes the freight truck market is poised for a dramatic sea change that will result in an industry that is more profitable, less polluting and provides a more humane lifestyle for its skilled drivers thanks to autonomous driving technology. Embark is the best positioned company in the industry to lead this transformation.

Embark Can Address Many Challenges Faced by The Truck Freight Industry

Embark believes its offerings are well timed and will be attractive to a truck freight market that is under significant cost and capacity pressures including:

●	Driver Shortage. Carriers are facing driver shortages, particularly on long haul routes, as a result of an aging workforce and a preference of truck drivers for local routes that permit them to remain close to home. The current driver shortage facing carriers is 60,000 and is expected to rise to 160,000 by 2028. As a result of this shortage, thousands of trucks have the potential to be left “against the fences” at large carriers.
●	Economics. The truck freight industry is largely fragmented and highly price competitive. As a result, the market tends to be characterized by operating margins for incumbent carriers that are typically below 10%. Labor costs are the largest component of the per mile cost structure, representing 43% of total per mile semi-truck operating costs according to the American Transportation Research Institute.
●	Operational Safety. Operational safety remains a significant obstacle for carriers with over 4,500 deaths and 67,000 injuries involving a medium or heavy truck in 2020. In addition to loss of life, automotive accidents involving large trucks account for significant financial loss as a result of damaged and destroyed cargo.
●	Evolving Consumer Demands. According to the American Trucking Association, freight volumes are expected to grow 36% between 2020 and 2031. In addition, the continued growth of e-commerce is driving expected delivery times down, requiring faster and more efficient delivery.
●	Environmental Sustainability. Truck freight is estimated to have accounted for 23% of automotive and over 6% of total greenhouse gas emissions in the US in 2018. Carriers and shippers are increasingly focused on reducing carbon emissions associated with fleet operations.

Embark’s Solutions to the Industry’s Challenges

●	Software Solution for Long Haul Trucking. Directly addresses driver shortage with a per-mile software license that can assist in the navigation of a carrier-owned, Embark-equipped OEM truck from its origin to destination. Implementation of Embark’s software will improve human driver quality of life by allowing drivers to service primarily local routes with Embark technology used to service long-haul portions of existing freight networks operated by carrier partners.
●	Compelling Economics For Nearly Any Carrier. Embark believes that its autonomous driving solution provides compelling economics for carrier partners. Embark’s technology is designed to work on a wide range of semi-trucks through its proprietary Embark Universal Interface (“EUI”) technology. As a result, carriers can use the Embark technology to operate trucks for longer hours, with estimated annual revenue per truck meaningfully increased no matter what brand of trucks they prefer.
●	Improved Safety. The National Highway Transportation Safety Administration (NHTSA) found that approximately 94% of all motor vehicle accidents are caused by human error. Autonomous driving directly addresses accidents involving large trucks that are attributable to human error. To date, Embark has driven more miles without a Department of Transportation (“DOT”) reportable incident than any other self-driving truck provider.
●	Improved Speed of Delivery. Trucks driven by humans are limited by DOT regulations to 11 hours of operation per day. Autonomous vehicles have the potential to dramatically increase daily driving time and improve delivery speed.
●	Improved Fleet Utilization. Autonomous vehicles that can be operated continuously will allow carriers to “unlock” usage from their existing truck fleets during periods of the day that human drivers may not be able to drive. Increased utilization should permit carriers to own fewer trucks to serve the same demand, reducing their costs.

●	Improved Sustainability. Autonomous driving can improve fuel efficiency by up to 10% per mile, due to better speed management, supporting carrier and shipper sustainability objectives.

Embark’s History

Founded in 2016, Embark is the longest-running self-driving truck program in the world. Since inception, Embark’s mission has been to make roads safer and freight more reliable and Embark has already achieved a number of key milestones, positioning it for success within the autonomous trucking market:

●	In 2017, Embark completed the first coast-to-coast autonomous truck drive and was the first autonomous trucking company to bring together shipper and carrier at a transfer point;
●	In 2018, Embark completed 100,000 miles of operations and completed the first fully autonomous trip from Los Angeles to Phoenix without any interventions;
●	In 2019, Embark opened the world’s first transfer points in Los Angeles and Phoenix and began moving freight for Fortune 500 companies;
●	In 2020, Embark introduced Embark Guardian, providing 24/7 monitoring and remote assistance capabilities;
●	In March 2021, Embark became the first autonomous vehicle company to introduce OEM-agnostic compatibility, through the Embark Universal Interface product; and
●	In April 2021, Embark launched the Partner Development Program with several partners including HP, Anheuser-Busch InBev, Werner, Mesilla Valley Transportation, and Bison Transport. Embark has conducted network assessments with nine carriers and shippers, paving the way for the conversion of existing freight transport networks to autonomous trucks.

Embark’s Business Model and Go-To-Market Strategy

Embark’s business model offers meaningful operational savings to carriers and shippers and collaborates rather than competes with carriers. To date, Embark has completed hundreds of hauls with many major companies and has leveraged that experience into designing its business model and commercialization plans. Embark intends to make its technology available as a SaaS subscription on an OEM platform-agnostic basis, meaning that carriers will be able to subscribe to the Embark software for any new vehicles from any truck brand in their fleets. Embark believes this model will deliver compelling benefits across the entire trucking ecosystem by:

●	Improving economics and alleviating driver shortages for carriers;
●	Increasing fuel economy, reducing emissions and improving reliability, sustainability and safety for shippers;
●	Providing an attractive cost of entry to autonomous vehicle technology without disrupting shippers’ or carriers’ truck preferences or supply chains;
●	Permitting Embark to focus on its area of expertise — autonomous driving development — while the rest of the ecosystem can specialize on the areas they excel in, including logistics and manufacturing.

SaaS Focus

Embark partners with carriers and private fleets, who will pay a per-mile license fee for Embark’s software, variable based on distance. In return, carriers and private fleets realize significant per-mile savings offered by the Embark Driver. This software focus is expected to allow Embark to scale rapidly by leveraging significant investments by carriers in trucks. Carrier investment significantly outpaces the resources of any single AV trucking player and Embark estimates that the top 100 carriers spend over $12 billion on new trucks annually based on an assumed 25% annual fleet turnover and an average truck price of $125,000.

In addition, by partnering with carriers as a software provider rather than competing with them by running its own freight network, Embark is able to leverage the expertise of its carrier partners while focusing on developing and maintaining state-of-the-art software. Furthermore, Embark expects to benefit from compelling SaaS economics including high margins, recurring revenues and economies of scale due to the increased demand for truck freight.

Embark may also seek revenue via ancillary channels, such as specialized hardware, maintenance and other services required as necessary to support its SaaS license model. Embark’s commercial model does not rely on revenue generated from OEMs and Embark has not entered into any agreement with an OEM to date that would provide for a revenue share for vehicles sold with Embark’s technology.

Platform Agnostic Technology

Through EUI, Embark is able to address the reality that most major carriers run mixed fleets. Embark estimates that nearly 90% of the top 25 carriers run fleets with trucks provided by two OEMs and 50% run fleets with trucks provided by three OEMs. Ultimately, OEMs source components from multiple suppliers and carriers make final selections with regard to truck specifications as illustrated below:

Embark has engaged with all four major U.S. OEMs for many years, monitoring each manufacturer’s progress towards the development of proprietary “drive-by-wire” platforms that permit trucks to be controlled using electronic —

rather than mechanical — control components. Drive-by-wire is an important advancement that facilitates the adoption of software controlled semi-trucks. In connection with these OEM efforts, Embark has developed the EUI with flexible interfaces that are easily configured to integrate with each OEMs drive-by-wire platform. Embark expects that OEMs will ship their first trucks with redundant drive-by-wire platforms in the near future and is in close contact with OEMs as they select and source relevant sensor and compute options to be made available to carriers when they purchase new trucks. As with other components, Embark expects OEMs to move towards offering multiple AV options to carriers and has designed the EUI to address this eventual development.

Phased Rollout of Multiple Onboarding Methods

Embark expects to deploy its technology in two phases, Phase 1 targeting the Sunbelt states (approximately 90 billion semi-truck miles annually, which is estimated based on the Freight Analysis Framework produced through a partnership between the Bureau of Transportation Statistics and the Federal Highway Administration) and Phase 2 targeting all of the lower 48 states (approximately 300 billion semi-truck miles annually). Embark’s coverage map includes the full set of locations Embark Driver equipped trucks are able to travel to. Embark is adding two types of locations to its coverage map, enabling two route models:

1.	Truck stops, which act as ideal transfer points that can be used by all carriers
2.	Highway-adjacent shipper locations, which allow Embark Driver-enabled trucks to travel direct-to-customer

Two Phase Rollout

Phase 1: Sunbelt 2024+
Phase 2: Lower 48 2026+
~210 Billion Incremental Semi-Truck Miles
~90 Billion Semi-Truck Miles

Two Route Models

TRANSFER POINT
Customer Facilities
Drayage "last mile"
Transfer Point
Drayage "first mile"
Autonomous Highway Segment
Transfer Point
DIRECT TO CUSTOMER
Customer Facilities
Human Driver
Autonomous Driving

With the transfer point model, Embark is able to focus on highway operations, the middle-mile, while Embark’s carrier partners conduct the first/last-mile portions with human drivers. These points will be located at existing facilities (e.g., truck stops) to provide a Day 1 drop-in solution for customers. Embark pioneered the transfer point model in 2017, partnering with Frigidaire and Ryder to deliver shipments. Since 2017, Embark has refined operations and now conducts daily shipments between Los Angeles and Phoenix on its research and development truck fleet, demonstrating proof of concept and paving the way for commercialization and revenue generating operations in the future.

In conjunction with transfer points, Embark will offer direct-to-customer freight lanes for customers who already move a significant amount of freight on Embark’s network. In April 2021, Embark launched the Partner Development Program, a consortium of partners who will work with Embark to refine and scale Embark’s software and support services. Embark has conducted over nine network assessments for Fortune 500 shippers spanning the retail, consumer packaged goods and automotive verticals who are committed to making self-driving freight operations a reality.

Offering two route methods addresses the economic reality of truck freight. Relying on last mile transfers is projected to be economical for carriers shipping on lanes over 300 miles. Direct-to-customer transfer is expected to be economical for lanes in excess of 100 miles. By offering multiple route models, Embark is able to expand potential coverage for shippers and carriers and meet each of their specific needs.

Embark’s Technology

Embark’s technology solutions are designed to support the seamless integration of autonomous trucks into existing carrier fleets with the goal of alleviating the driver shortage, improving competitiveness for shippers, and improving unit economics for ecosystem participants. Its technology stack consists of three critical components including the Embark Driver, the Embark Universal Interface, and Embark Guardian. Together, these products make for a comprehensive, performant, and reliable freight solution from sourcing, to driving, and support. Embark aims to showcase a L4 driverless solution in 2023 followed by plans to scale commercial operations throughout the Southwestern United States in 2024.

Products

Embark’s technology ecosystem is grounded in three key components: Embark Driver, EUI and Guardian.

●	Embark Driver — Level 4 autonomous trucking software, available as a per mile subscription, that safely and reliably pilots a carrier-owned, Embark-equipped OEM truck between designated transfer points within the Embark coverage map. The Embark Driver is a SaaS product that is continually improved from real world data using Embark’s active learning system, which automatically learns from the most relevant data that Embark-driven trucks encounter in the real world, with these improvements going back to improve the driving capabilities of all of the trucks using Embark Driver. The software was developed by Embark’s leading team of roboticists and machine learning engineers to have advanced prediction and planning capabilities, including a 60 second prediction horizon and the ability to simulate up to 1,200 scenarios involving the actions and interactions of the truck with road traffic. The Embark Driver software also utilizes proprietary vision map fusion and scene understanding techniques that make it more capable of responding to real world driving conditions than systems that are reliant on mapping technology alone. These capabilities, amongst many others in Embark’s technology stack, facilitate a safe and efficient driving experience.
●	Embark Universal Interface — A set of standardized self-driving components and the flexible interfaces necessary for major truck OEMs (Volvo, Daimler, Navistar and PACCAR) to permit easy integration of Embark’s autonomous technology onto their vehicle platforms. Embark understands that its shipper and carrier customers value the opportunity to source trucks from different vendors and Embark’s strategy is to provide a path for AV adoption across a diversified fleet. EUI achieves compatibility, reliability, and safety through a two part design — the component package and the interface package:
●	The EUI component package includes a specification for a standardized set of sensors and computer systems so that the Embark Driver software can process road data from truck platforms with different characteristics in the same way. The component package consists of cameras, LiDARs, radars, GNSS, and IMUs, as well as the associated compute systems, which were selected following thousands of hours of testing and analysis with the goal of achieving optimal performance and redundancy for a highly capable, safe, and reliable, L4 autonomous truck solution.
●	The EUI interface package consists of APIs that permit the Embark Driver software to interface with the EUI component package and the drive-by-wire system of any major OEM platform. By providing a standardized set of APIs, the Embark Driver software is truly “platform agnostic,” meaning it can control a diverse set of platforms provided the platform can interoperate with the EUI interface package. This allows for direct communication to and control of any EUI-compatible truck’s steering, braking, and throttle actuators, as well as to the trucks’ telematics, power chassis, and HVAC.

●	Embark Guardian — The Guardian application is a SaaS based autonomous fleet management solution that provides a visualization and monitoring interface to carriers as well as over-the-air updates, remote vehicle monitoring, remote vehicle assist, dispatching, and access to real-time data such as weather and construction. Embark Guardian permits operators to receive live camera and other feeds from the truck to observe performance and issues that may arise during autonomous driving. As a result, Embark Guardian is designed to provide carriers with the ability to seamlessly deploy and manage a fleet of autonomous trucks within their existing networks and can permit Embark to integrate more deeply into the operations of carrier partners to maximize value.

Features

In addition to its core technology components, Embark has developed proprietary technical features that support the Embark Driver. These include:

●	Vision Map Fusion — Using proprietary techniques, Vision Map Fusion uses a non-linear optimization approach to fuse local data at the truck with global map geometry in real time, enabling real-time map corrections. For example, vision map fusion permits the truck to detect and react to road condition changes, such as work zones, in real time even if the truck’s map data doesn’t show these conditions. Real-time map corrections to account for local conditions allow for improved accuracy and robustness of near field lane geometry estimation, while also unifying the corrected near field topology with the far field map to create a static scene used in downstream operations. This means that Embark’s self-driving system is less map reliant and more capable of handling the constantly changing road environment. The ability of Vision Map Fusion to update and correct map errors in real time can facilitate safer, more scalable and more efficient operations compared to alternative map-centric approaches.

●	Active Learning — Embark’s Active Learning system uses real world situations to rapidly improve performance. The Active Learning system applies a proprietary cloud-based selection engine to uploaded fleet data. The selection engine identifies “edge cases” from the truck’s real world driving data involving driving, road, weather, and/or other conditions that provide rich learning opportunities for Embark Driver’s artificial intelligence so that these edge cases can be studied closely to improve the Driver capabilities. The Active Learning system operates by uniformly sampling and analyzing the driver data for road and driving characteristics identified by Embark’s learning model as most beneficial to improving the Driver software’s performance. With the most valuable data automatically identified, Embark focuses the labeling and training efforts in a way to provide the quickest, most effective feedback loop for the Embark Driver to improve performance.
●	Interactive Planning with Data Driven Predictions — The Embark Driver employs intelligent, adaptive prediction techniques to generate the best plan for each moment after simulating numerous potential scenarios and applying a prediction engine that looks into many potential future outcomes. At present, the Embark planning engine is capable of simulating up to 1,200 scenarios per second, using this information to build a 60 second planning horizon in which it looks ahead to see many possible outcomes from each potential driving decision. Using these data driven analytical models, the Embark Driver is able to accurately predict the actions of other road users and predict the optimal behavior in challenging driving situations. This allows the system to understand and account for real world driving conditions, such as cut-ins or sudden stops by other vehicles, and otherwise drive safely in busy traffic conditions.

Embark’s Partners and Ecosystem

Embark operates in an ecosystem consisting of shippers, carriers, OEMs, component part suppliers and truck stop operators. Embark believes that its solutions provide meaningful benefits to all existing ecosystem players. In April 2021, Embark launched its Partner Development Program (“PDP”) to prepare carriers to own and operate Embark autonomous trucks.

Carriers

Through its PDP, Embark has partnered with carriers to develop its offering and demonstrate proof of concept. To date, Embark has entered into non-binding agreements with seven carriers and shippers to demonstrate its ability to move freight on their existing networks. Through these relationships, Embark is able to leverage the decades-long truck freight expertise of its carrier partners in optimizing its autonomous vehicle technology and business model. Embark’s existing relationships with carriers also demonstrate to the rest of the market that a number of large carriers with significant fleets and operations have already recognized the potential value of adopting Embark Driver.

Embark estimates that its existing partners have significant enough fleet operations to comprise approximately 89% of the trucks required to meet Embark’s 2024 revenue targets, assuming they adopt Embark’s technology at scale. Specifically, Embark estimates that these existing partners operate approximately 32,000 trucks and purchase approximately 8,000 trucks annually. Embark believes that its current carriers reflect a tiny fraction of the overall demand for its technology and is in discussions with other carriers representing 40% of the top 100 carriers measured by truck count, which represent a meaningfully larger addressable market.

Shippers

In addition to partnering with carriers, Embark has fostered relationships with shippers across industry verticals such as retail, e-commerce, CPG and automotive. These shippers form the transportation demand that carriers fulfill. Embark’s autonomous vehicle technology provides meaningful benefits to shippers such as a reduction in CO2 emissions, an increase in speed and an improvement in safety. Embark has already worked with over half a dozen Fortune 500 shippers to analyze their transportation networks at a lane level and develop tactical plans for transitioning existing freight volume from manually driven trucks to Embark autonomous trucks operated by partner carriers. By engaging with shippers together with carriers, Embark expects to facilitate the development of commercial scale for its technology.

OEMs

Embark’s relationships with OEMs have allowed it to develop the EUI. Each of the four major truck OEMs for the U.S. Market are in the process of developing drive-by-wire platforms. Based on its relationships with each OEM, Embark anticipates that the EUI will be available for specification by carrier purchasers, similar to how OEMs provide optionality with respect to engine, brake and telematics solutions.

Truck Stop Operators

Embark is working closely with a number of real estate providers such as truck stop operators and industrial real estate investment trusts to create a nationwide network of transfer hubs to support carriers who will operate the Embark Driver. By leveraging the existing real estate footprint of freight ecosystem partners, which is already aligned to trucking industry needs, Embark is able to significantly decrease the time, energy and cost required to build out this transfer point network. In addition to serving the core transfer point function, Embark is also working with its real estate partners to make important ancillary services such as fuel, maintenance and dispatch support available to carriers who will operate the Embark Driver.

The Traditional Truck Freight Industry

Overview of the Freight Market.  The American Trucking Association estimates that the U.S. truck freight market represents approximately $700 billion of value annually. This value is underpinned by an estimated 300 billion total miles driven in 2020 based on data from the Freight Analysis Framework of the Bureau of Transportation Statistics and the Federal Highway Administration. Routes can vary significantly in both distance and total tonnage per year. Embark estimates that of the 300 billion freight truck miles driven in the U.S. in 2020, over 200 billion miles are economically appealing for automation. Beyond 2020, the U.S. Department of Transportation estimates that U.S. truck freight miles have a long-term growth potential of 1.6% per year, based on the average expected growth from 2015-2040.

Key Constituents in the Truck Freight Market.  The Class 8 truck industry is composed of component parts (tier 1) suppliers, OEMs, carriers, shippers and truck stops/depots. The OEMs manufacture Class 8 trucks and integrate component parts from tier 1 suppliers. Tier 1 suppliers manufacture a variety of traditional Class 8 truck components for OEMs, including hardware and sensors. Carriers acquire fleets of Class 8 trucks which they deploy to move the freight cargo of shippers, who hire carriers to move their freight cargo. Furthermore, Embark believes truck stops and depots can be an important aspect of the autonomous trucking market as they create an expansive transfer point network of highway-adjacent parking for driverless trucks to transfer trailers to human drivers for pick-up and delivery.

Dynamics In Producing Class 8 Commercial Trucks.  A Class 8 commercial truck, or “semi-truck”, is composed of a tractor unit towing one or more trailers. Standard 53 foot trailers lack a power mechanism and must be attached to a tractor unit in order to be moved. The EPA classifies Heavy Duty Class 8 trucks as semi-trucks weighing in excess of 33,000 pounds. The maximum allowable road weight for fully loaded semi-trucks is 80,000 pounds in the U.S. The total cost of a semi-truck typically ranges from $100,000 to $160,000. Trailers are produced in various types and sizes, serving different purposes. The most common trailer in the U.S. is the 53 foot dry van trailer, with other varieties including intermodal and refrigerated or “reefer” trailers.

The market dynamics of Class 8 trucks differ significantly from those in the passenger car industry. When building a Class 8 truck, OEMs multi-source parts from several suppliers to provide a menu of potential options to carriers. On the basis of the OEM’s specific menu of options, carriers specify for the OEM what components to include in the Class 8 truck, often selecting several components from different suppliers. Consequently, the carriers are the ultimate decision makers within the Class 8 truck industry with respect to vehicle design and component inclusion. This differs from the passenger car market where the majority of these decisions are made by the OEM.

Characteristics of Existing Carrier Fleets.  In addition to multi-sourcing at the component level, carriers within the Class 8 truck industry generally multi-source from several OEMs, with nearly 90% of the top 25 carriers running fleets with Class 8 trucks from two OEMs and approximately 50% running fleets comprised of trucks from three or more OEMs. Embark believes that carriers will opt to continue operating mixed fleets in the future, benefiting market participants that are OEM agnostic.

Trucking’s Role in the Freight Market.  According to the American Trucking Association, trucking represents approximately 80% of the U.S. freight market primarily due to its distinct blend of flexibility, cost, and speed relative to alternative transportation modes. Rail (9% of the U.S. freight market) is generally lower cost than truck freight on a per mile basis, but lacks the operational speed and flexibility to reach the breadth of delivery locations that semi-trucks are able to serve, adding time to the overall delivery process. This dynamic makes rail generally less suitable for same and next day shipping and renders it incapable of first and last mile delivery. Air freight (3% of the U.S. freight market) is attractive for specific use cases such as same and next day shipping due to its superior speed, but its significantly higher cost and larger carbon footprint makes it unattractive in many circumstances. Embark believes that the steady growth of the market and tailwinds from industry trends such as same and next day shipping will drive a further shift in demand for truck freight over rail and air.

“Middle Mile” Truck Freight.  A large component of the $700 billion U.S. truck freight market is “middle mile” (long haul). Long haul trucking generally occurs over long stretches of interstate highways. These routes tend to be relatively concentrated along a handful of well-defined commercial corridors which span the U.S. with just 10% of the nation’s trade corridors accounting for nearly 80% of all transported goods.

Truck Freight Industry Characteristics.  While trucking is the most frequently utilized mode of freight transportation, the industry is currently characterized by low levels of technological differentiation between carriers, minimal barriers to entry, and high levels of price competition. As a result, the market tends to be characterized by operating margins for incumbent carriers that are typically below 10%.

Truck Freight Industry is Highly Fragmented.  The Class 8 truck market is highly fragmented with respect to carriers. The top 100 carriers in the U.S. represent only 11% of that market, based on data provided by the Federal Motor Carrier Safety Administration and Transport Topics as well as an assumption of 93,955 annual miles per truck. As a result, consolidation within the industry is anticipated and could be accelerated by alleviating the driver shortage with autonomous trucking solutions.

The Current Economic Model of Truck Freight.  The cost of labor has rapidly increased as a percentage of the per mile truck freight cost structure. According to the American Transportation Research Institute, labor costs now represent 43% of total per mile semi-truck operating costs. Labor costs are the largest component of the per mile cost structure and are 106% greater than fuel costs, which represent the second largest per mile cost. These labor costs are not inclusive of costly driver training and retention expenses, which only further increase truck freight costs.

Semi-truck Driver Shortages.  The truck freight industry is currently experiencing severe driver shortages. According to the American Trucking Association, the current driver shortage is 60,000 and is expected to rise to 160,000 in 2028. Furthermore, the demographics of the industry are exacerbating the problem as only 21% of drivers are 20-34 years old (as compared to 40% in 1994) and the average age of drivers has risen to 55 years old. The lack of youth within the existing workforce should only cause the driver shortage to expand over time. Lastly, the challenging lifestyle of the industry has caused annual driver turnover to increase to approximately 90% according to the American Trucking Association. As a result, autonomous trucking solutions have become paramount to the health and sustained success of the trucking industry.

Autonomous Trucking Background & Benefits

Autonomous Trucking Is a Significant and Present Commercial Opportunity.  As demonstrated by Embark’s own rapid technology development, autonomous driving technology has progressed rapidly from early challenges sponsored by the US Government less than twenty years ago. Technology that struggled to travel a few miles in an open desert environment is now capable of driving massive semi-trucks hundreds of miles on busy highways. This technology development comes with the promise of significant safety benefits, as 95% of serious crashes are caused by human error.

The Embark technology has been built from the ground up with the unique challenges of autonomous trucks — as opposed to autonomous passenger vehicles — in mind. Heavy commercial trucks have very different physical characteristics and performance characteristics from passenger vehicles, and therefore present a very different set of technical challenges for self-driving. For example, a standard Class 8 semi-truck with a fully loaded trailer has limited rear visibility and can weigh up to 80,000 pounds, which is significantly heavier than the average passenger vehicle. In addition, semi-trucks accelerate differently from passenger vehicles and typically operate at highway cruising speeds of 60 miles per hour for a larger proportion of their driving time than many passenger vehicles. As a result, the technical challenges for deploying autonomous driving software include developing a longer planning horizon, more comprehensive sensing technology, better predictive artificial intelligence capabilities and the ability to account for other conditions such as the impact of wind on trailers, navigating work zones and on-ramp merging.

Despite these technical challenges, Embark believes the long haul operating environment and ability to map established truck freight corridors significantly limit the number of potential “edge cases” relative to the surface street driving environment populated by passenger vehicles. Furthermore, semi-trucks are typically deployed for long-haul freight hauling and therefore may have more flexibility to stop when presented with circumstances that the autonomous driving software may not be equipped to handle as compared to passenger vehicles. Due to these constraints, Embark believes that its autonomous trucking technology can be commercialized at scale in the next few years.

Regulatory Environment for Autonomous Trucking.  The United States Department of Transportation (“USDOT”) and the National Science & Technology Council stated their view in their January 2020 AV 4.0 guidance that autonomous vehicle technology has the promise to transform the future of transportation, while also increasing American economic growth and overall productivity through AV implementation. In furtherance of these national goals, the current regulatory environment is favorable for autonomous trucking.

The USDOT's Federal Motor Carrier Safety Administration (FMCSA) regulates commercial vehicle operation through Federal Motor Carrier Safety Regulations (FMCSRs). Furthermore, the Secretary of Transportation retains pre-emptive authority over state laws and regulation pertaining to commercial vehicle safety if such state laws are either less stringent that federal requirements, or more stringent and either have no safety benefit, are incompatible with federal regulation, or cause an unreasonable burden on interstate commerce per 49 U.S. Code § 31141.

In the 2018 policy guidance document "Preparing for the Future of Transportation: Automated Vehicles 3.0," FMCSA concluded that nothing in existing FMCSRs prohibits the operation of L3-L5 commercial vehicles engaged in interstate commerce, and stated its position that such vehicles may operate without a human occupant as consistent with FMCSRs. Furthermore, the National Highway Traffic Safety Administration has not promulgated any Federal Motor Vehicle Safety Standards prohibiting the operation of L3-L5 automated vehicles. Therefore, Embark's L4 technology is permissible under existing federal regulations.

At the state level, 42 states allow for the operation of L3-L5 commercial vehicles. Specifically, these states a) have enacted legislation or promulgated regulation setting forth requirements for AV operation; b) have enacted legislation to define autonomous vehicles or to call for the establishment of advisory groups to pave the way for legal AV operation; or c) have not enacted any laws or regulation prohibiting or otherwise addressing any aspects of autonomous vehicle equipment or operation. Of the remaining 8 states, 6 potentially provide a path for AV adoption subject to specific testing requirements: four states are silent on commercialization of L3-L5 AVs but have defined testing programs and requirements that could suggest a company would need to go through a testing process in that state before gaining state support for commercialization and two states have L3-L5 testing programs that exempt AVs from specific state laws that would otherwise prohibit their operation, for example requiring a driver to maintain at least one hand on the steering wheel.

Finally, two states prohibit commercial operation of L3-L5 autonomous trucks today without changes in legislation or regulation. Notably, the existing laws in these two final states that prohibit operation could be preempted by the U.S. Secretary of Transportation if they were determined to meet the criteria in 49 U.S. Code § 31141(c)(4) or were otherwise deemed to be unenforceable by the Secretary of Transportation.

The USDOT’s AV 3.0 guidance (2018) and AV Comprehensive Plan (2021) further supported the operation of autonomous trucks under existing regulations and clarified that human-specific regulations such as hours of service limits would not apply to autonomous truck operations without a human driver. Additionally, AV 3.0 noted USDOT’s ability to preempt certain state or local requirements of autonomous vehicles engaged in interstate commerce to the extent necessary to support a cohesive 50 state AV operations framework. As such, Embark believes that there is a clear path to autonomous trucking within the U.S. in the near term.

Safety and Efficiency Benefits.  Rapidly growing freight volumes driven by e-commerce and other trends will require carriers to increase the number of miles driven by their fleets and provide shorter timeframes for delivery to accommodate consumer preferences for next- and same-day deliveries. Trucking’s current solution to such shipping challenges, which may call for 24 hours of continuous driving, is often to employ “sleeper teams” of two drivers that alternate driving shifts as semi-truck drivers are legally limited to 11 hour shifts. Additionally, the supply of drivers cannot easily scale to meet this demand due to a well-chronicled, chronic and worsening driver shortage. Embark expects its autonomous semi-trucks to be able to operate in excess of 22 hours per day at scale as they should not be subject to the same maximum daily operating hours restrictions as an individual human driver. As a result, carriers will be able to enhance the utilization of their existing truck fleets, vastly increasing available freight capacity. In addition, autonomous technology can reduce fuel consumption and maintenance expenses per mile through stricter adherence to speed limits and more predictable driving behavior. Embark expects its technology to reduce insurance costs for its carrier partners once it demonstrates the safety benefits of its technology.

More importantly, Embark believes the adoption of its technology can greatly reduce the number of accidents that occur in human driving due to distracted or impaired driving, regimenting safer driving practices and more predictable operations. In sum, Embark believes that long haul truck freight routes are ideally suited for its autonomous driving technology, as truck freight operations along specific routes, particularly in the middle mile, allows L4 autonomy to reliably fulfill the requirements of the industry while substantially improving the safety of the largest and heaviest vehicles on the country’s busy highways.

Embark’s Solution Is Positioned to Be Adopted Across the Industry    Embark believes its solution is well positioned for adoption because it can solve existing challenges and promote the business of players across the ecosystem:

●	Shippers, which include retailers, manufacturers, and distributors that often maintain their own captive fleets and hub locations, are under enormous pressure to keep up with increasing demand from the growth of e-commerce and consumer expectations around same- and next-day delivery. These operational pressures are most acute in the lead up to the holiday season at the end of each calendar year and often require the shippers to closely manage overflow demand using carriers. Embark believes its technology provides an actionable pathway to deploying autonomous vehicle technology across shipper fleets, increasing capacity and improving visibility of shippers into their fulfillment operations.
●	Carriers, which maintain truck fleets to provide full service freight to shippers and other customers, face similar challenges to shippers, but may feel them more acutely since freight shipping is their mainline business. For example, the driver shortage directly impacts a given carrier’s revenue generation capability no matter how many trucks or customer contracts they may have. Similarly, carriers may face peak demand from many shippers simultaneously, exacerbating the logistical challenges of delivery. Autonomous driving technology can address these concerns by relaxing the physical and regulatory daily driving hour limitations on carrier fleets, and can represent a considerable cost savings, especially when compared, for example, to “sleeper team” truck configurations involving two drivers alternating 11 hours shifts on a single truck.
●	Truck manufacturers (or “OEMs”), that manufacture heavy semi-trucks, can benefit from the adoption of autonomous vehicle technology as a way to unlock demand for a new class of autonomous-capable semi-trucks built to be interoperable with Embark’s technology. Embark believes that shippers and carriers will demand such vehicles, which could rapidly obsolete non-autonomous capable trucks that a shipper or carrier may not otherwise replace. In addition, the increased technology content of such trucks may allow OEMs to command a higher price point per autonomous semi-truck.
●	OEM Component Suppliers, stand to benefit from the shift to autonomous trucking due to an increase in demand for autonomous-related components. These benefits to suppliers would be further increased if the improved economics due to autonomous vehicles resulted in higher demand for trucking from the shipping industry, and thus a larger demand for trucks, components and spare parts.
●	Truck stops and depots, which stand to benefit through the creation of an expansive “transfer point” network of highway adjacent parking for driverless trucks to exchange trailers to human drivers for pickup and delivery. This expansive network eliminates the need to build an independent hub network and, Embark believes, will allow these existing infrastructure holders to increase the utilization of their real estate assets.

Embark’s Competitive Strengths

Embark believes that the following strengths position it well to capture growth in the autonomous trucking market and become a partner of choice for OEMs, carriers and shippers:

Asset-Light SaaS Model is Durable and Scalable Across Large Addressable Market

Embark has designed an asset-light SaaS business model — licensing its software for a per-mile fee to carriers and shippers. Outside of an R&D fleet, Embark does not intend to own or operate trucks, removing a significant potential capital expenditure. This allows Embark to focus on software development and allows its carrier and shipper partners to focus on what they do best — maintaining and operating trucks and freight networks. Once a carrier or shipper specifies the EUI on a truck purchased from a preferred OEM, Embark will directly license the Embark Driver and provide ongoing support through Embark Guardian, driving durable relationships. Embark believes that this model also provides Embark with predictable recurring revenues.

Through the Partner Development Program, Embark has developed its offering alongside carriers and shippers, establishing itself as a trusted technology partner. Embark has entered into non-binding agreements with a number of key carriers and estimates that its existing partners operate approximately 32,000 trucks and purchase approximately 8,000 trucks annually, which would comprise 89% of Embark’s 2024 scale targets, assuming full adoption. Given that Embark’s existing partners only comprise a small portion of the market and Embark is actively working to engage new partners, Embark believes it has significant upside on its targets in 2024 and beyond. For example, Embark is in discussions with carriers representing 40% of the top 100 carriers measured by truck count.

By partnering with carriers and shippers rather than competing with them, Embark is able to deploy its technology across existing truck freight networks and with a diverse group of carriers. Leveraging existing freight networks will allow Embark to achieve scale more quickly across its addressable market. Similarly, through its partnerships with truck stop operators, Embark has the opportunity to capitalize on existing real estate portfolios to allow for rapid expansion of its coverage network.

The market for truck freight is large and growing. Embark estimates that the total addressable market for autonomous trucking is approximately 300 billion miles annually in the US alone. Of these miles, Embark estimates that 236 billion would currently support Embark-enabled trucks.

Total Addressable Market of ~300 Billion Miles Annually Today
Transfer Point
>300 Miles
Direct to Customer
>100 Miles
86% of Miles are in Autonomous Economic Freight Lanes
Embark Operating Environment
~80-90% of Economic Freight Lanes

Industry Leading Autonomous Trucking Technology.  As the longest-running self-driving truck company, Embark is driving the transition to L4 autonomous trucking and pioneers an asset light partnership model focused on technology and SaaS. Embark believes its technology and business model has outpaced its competitors in establishing commercial viability:

●	First autonomous drive coast-to-coast
●	First to 100,000 autonomous miles driven
●	First operational transfer point network for self-driving trucks
●	First autonomous trucking company to adopt an OEM-agnostic approach
●	First autonomous vehicle trucking software to handle workzone lane closures
●	First autonomous vehicle trucking software to self-park

In addition, through its partnerships with shippers, carriers and OEMs, Embark has demonstrated broad industry acceptance of its technology and solutions.

Collaborative Business Model That Will Promote Regulatory and Industry Acceptance

Embark’s track record of industry collaboration:   By working with Tier 1s, OEMs, carriers and shippers, Embark has developed a deep understanding of the existing freight ecosystem. It is this knowledge that drove Embark’s decision to work with, instead of compete against, existing freight players. In this collaborative model, Embark defers to OEMs for the manufacture and sale of the trucks themselves, carriers purchasing and operating the trucks and shippers buying capacity in a manner similar to today. This configuration leverages the logistical expertise of the carrier, allows the technology to scale more quickly through existing OEM-carrier-shipper relationships and enables Embark to focus on delivering a safe and reliable autonomous truck. By working within the current value chain structure, Embark leverages the public and regulator trust that OEMs, carriers and shippers have earned over decades of freight operations. Additionally, by creating value for existing players, and eliminating concerns of disintermediation, Embark is able to create powerful industry allies who advocate for their success with other ecosystem players.

Embark’s track record of regulatory collaboration:   In 2018, Embark presented a novel approach to the USDOT and FMCSA on how they could allow for autonomous truck operations under existing rules. This approach avoided the need for a multi-year rulemaking, while providing FMCSA with clear authority to continue ensuring public safety. Embark’s approach was broadly adopted in “Automated Vehicles 3.0” (“AV 3.0”), a USDOT guidance document issued in October 2018, and has since been reiterated in AV 4.0 (2019) and the USDOT AV Comprehensive Plan (2021). AV 3.0 represented the first time USDOT acknowledged that autonomous truck operation without a human driver is allowable, and that human-specific regulations would not apply.

Embark continues to be deeply engaged with government stakeholders in state legislatures, state departments of transportation, and state police. Earlier this year, Embark signed a Memorandum of Understanding with the Arizona Department of Transportation to share information and best practices related to autonomous truck navigation of highway work zones. In addition, Embark has had discussions with state regulators around the country on truck inspection procedures and has actively contributed to the passage of state legislation.

Embark also leads key industry public advocacy groups, including service as Co-Chair of the U.S. Chamber of Commerce AV Working Group, Co-Chair of the Silicon Valley Leadership Group AV Working Group, and is the first and only autonomous truck developer elevated to the Board of Directors of the Self-Driving Coalition, joining companies like Ford and Volvo Cars on the Board. Embark is also the longest-service autonomous trucking member of the American Trucking Associations and the Commercial Vehicle Safety Alliance.

Commitment to Environmental, Social and Governance Leadership

At Embark, Embark believes that leadership in environment, social and governance (“ESG”) issues is central to its mission to bring the first commercially-viable driverless truck to public roads. Embark has taken steps to address the environmental and social risks and opportunities of its operations and products. As Embark’s ESG efforts progress, it plans to report how it oversees and manage ESG factors and evaluate its ESG objectives by using industry-specific frameworks such as the Sustainability Accounting Standards Board (“SASB”) and elements of the United Nations Sustainable Development Goals (“UN SDGs”). Embark’s ESG initiatives are organized into three pillars, which, in turn, contain focus areas for its attention and action:

●	Environmental Pillar is focused on increasing fuel efficiency, reducing material impacts from its internal fleet, and ensuring its data storage needs are powered sustainably.
●	Social Pillar is focused on upholding its commitment to driver safety and improved driver working conditions; supporting an engaged, talented and diverse workforce; and protecting its IT infrastructure from cyberattacks and other threats.
●	Governance pillar is focused on integrating enterprise risk management oversight across Embark’s data security and driver safety initiatives; and sustaining a commitment to ethical business conduct, integrity, and responsibility.

All of Embark’s actions and each of its ESG pillars are underpinned by its vision to build a world where consumers pay less for the things they need, drivers stay closer to the homes they cherish, and roads are safer for the people Embark love.

Industry Leading, Founder-Led Management Team

Embark is led by its visionary co-founder and CEO, Alex Rodrigues, who has extensive robotics expertise and is committed to making the transportation of goods cheaper, safer and more sustainable.

Embark’s industry-leading management and technology teams reflect a diversity of expertise and experience, positioning it for continued industry leadership.

Embark’s Strategy

Embark will focus on continued technological growth in partnership with key industry participants as it progresses towards anticipated “driver-out” testing in 2023. Key elements of Embark’s strategy include:

Scale Technology Team and Invest in Infrastructure to Maintain Industry Leading Position

As Embark continues to develop its autonomous vehicle technology it plans to expand its technology team to support full operational scale. Embark believes that maintaining and upgrading its industry-leading technology infrastructure and personnel will allow it to achieve its development goals. To that end, Embark intends to invest more than 65% of the proceeds from the Business Combination and PIPE investment in headcount in the future to grow its engineering team in order to maintain and further build on its technology position, as well as to make other investments in appropriate administrative, operational and sales personnel as it scales its organization and prepares for commercial launch of its L4 offering.

Achieve Key Technical Milestones

Embark plans to achieve the following key technical milestones:

●	Near-Term Target Capabilities
●	Workzone Handling — Embark Driver is capable of safely navigating most commonly found highway road construction scenarios such as temporary lane closures.
●	Inclement Weather (excluding snow) — Embark Driver is capable of safely operating in moderate rainfall and correspondingly wet road surfaces.
●	Pull Over to Safety — Embark Driver is capable of identifying an appropriate highway shoulder or emergency stopping lane, transitioning onto the identified shoulder, and safely coming to a stop.
●	Medium-Term Target Capabilities
●	Emergency Vehicle Interactions — Embark Driver, in conjunction with Embark Guardian, appropriately identifies, reacts, and communicates/interacts with emergency vehicles and personnel.
●	Inspection Handling — Embark Guardian facilitates interaction with inspection personnel.
●	Minimum Risk and Evasive Maneuvers — Embark Driver is capable of executing safety critical minimum risk and evasive maneuvers in response to detected faults, failures, and collision threats.
●	Blown Tire and Mechanical Failure Handling — Embark Driver, in conjunction with EUI, detect mechanical failures and execute the correct minimum risk maneuver to achieve the minimum risk condition.
●	Begin Significant L4 Driverless Operations Testing

Grow Carrier/Shipper Network and Further Develop Coverage Network

Embark anticipates leveraging its PDP to gain potential market share and expand geographic coverage with carriers and shippers. Embark has entered into non-binding agreements with a number of key carriers and shippers and is in active negotiation with a sufficient number of carriers and shippers to support its long term growth expectations. In addition, Embark is in discussions with key real estate players to add their truck stops to Embark’s coverage map.

Competition

The autonomous vehicle market for trucks is still evolving, but Embark expects it to be highly competitive. Currently, its competitors in the AV trucking industry include companies that are focused on the semi truck market like TuSimple, Kodiak, Aurora and Plus Ai. In addition, a number of other companies are pursuing autonomous vehicle technology outside of the trucking industry, including, among others, Waymo, Tesla, Cruise and Zoox. While certain of these companies seek to compete directly with carriers, others are focused on operating as third party retrofitters and many are not currently focused on the truck freight market, Embark cannot ensure that one or more of these companies will not shift their focus to compete with it directly.

Many of Embark’s current and potential competitors are larger and have substantially greater resources than Embark does. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or to offer lower prices. its current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings.

Embark believes its ability to compete successfully as a provider of AV trucking services does and will depend on a number of factors including the price of its offerings, consumer confidence in its technology, its ability to execute on its strategy and the continued economic viability of its business model. Embark believes that it competes favorably on the basis of these factors.

Government Regulation

Embark’s public policy strategy is oriented around three goals:

●	Ensure current Embark testing operations remain allowable under federal/state laws
●	Ensure future deployment of Embark driverless trucks are allowable under federal/state laws
●	Mitigate any emergent political/policy risks that could affect Embark’s plans or business model

Embark has crafted federal and state policy strategies that support these goals by leveraging key industry groups and other allies while solidifying Embark’s position as an industry leader. Embark is the longest-running self-driving truck program, and has been proactively engaged with government stakeholders nearly from our beginning, affording us long-standing relationships with both political leadership and career staff at key regulatory agencies. Embark has a track record of success in advocating on behalf of the industry, serving as a leading voice on state and federal policy and legislative issues. Embark intends to continue to invest in these efforts to maintain its leadership in the public policy arena.

Intellectual Property

Embark relies on a combination of intellectual property, primarily trade secrets and copyrights, to establish and protect its intellectual property rights. In addition, Embark relies on significant technical measures, including the fact that its software is maintained securely in a proprietary cloud environment and is not accessible by customers, component suppliers or competitors in its current development and scale-up phase. Employee devices are encrypted and closely protected, with administrative controls to remotely lock or wipe compromised devices, while at the same time revoking credentials for individual employees with access to its internal systems. In addition, Embark employs physical security measures and employment processes to maintain the security of its physical assets and the integrity of its trade secrets and copyrighted source code.

Embark also protects its proprietary technology and other confidential information through the use of contractual protections with employees, contractors, customers, and partners. Embark requires its employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements through which they agree to maintain confidentiality and, as applicable, agree to assign to Embark any inventions, trade secrets, works of authorship, developments, and other processes generated by them for Embark. In addition, Embark enters into confidentiality agreements with its vendors, commercial partners and potential customers.

Embark will also file patent applications on certain key aspects of its proprietary software, and intends to pursue patent protection on certain key aspects of its technology as it transitions into its commercial phase and potential concerns about publication through patents become less acute. Embark also pursues trademark protection and is the registered holder of several domain registrations and will continue to invest in and grow its brand protection assets over time. Although Embark relies on intellectual property rights, including trade secrets, copyrights, and trademarks, as well as contractual protections to establish and protect its proprietary rights, Embark believes it is its team’s ability to execute — by scaling its business and executing on its technology and commercial development activities, that will maintain its market leadership position.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. Embark are from time to time involved in actions, claims, suits, and other proceedings in the ordinary course of its business. In addition, from time to time, third parties may in the future assert intellectual property infringement claims against us in the form of letters and other forms of communication. Litigation or any other legal or administrative proceeding, regardless of the outcome, can result in substantial cost and diversion of its resources, including its management’s time and attention.

Our People and Values

Embark’s employees and its culture have been key to its success and will continue to be the driving force of its expected success going forward. Embark views its culture and values as major differentiators for its business outcomes and for its continued ability to attract world-class technologists, as well as corporate operations staff.

Embark’s path to a more safe, efficient, and rewarding trucking industry is rooted in its core values:

●	Collegiality
●	Reliability
●	Impact Orientation
●	Transparency & Openness

As of June 30, 2021, Embark had 147 employees and 6 contractors, including 65 engineers. Prior to joining its company, many of its employees had prior experience working for a wide variety of reputed technology organizations.

Our employees are at the center of its operating model and Embark has invested in building a strong relationship with its team. Embark continually strive to maintain a culture that promotes productivity, learning, development and kindness. Throughout its interview processes and as employees onboard, Embark stresses the importance of each employee being entrepreneurial in shaping a positive culture at Embark and making a conscious effort to create an environment of inclusion and belonging. Embark’s expectation is that its employees bring a positive presence to the team every day and Embark has been lucky to find and build a team that believes in this vision.

Facilities

Embark’s corporate headquarters are located in San Francisco, California, where its research and development is based. Embark also have an operations center in the greater Los Angeles area where its fleet runs daily tests. Embark believes its office space is adequate for its current needs, and it will obtain additional space on commercially reasonable terms, if needed.

In addition, Embark operate transfer points in the greater Los Angeles and greater Phoenix areas, all of which are leased. Embark believes its transfer points are adequate for its current needs, and Embark will obtain additional space on commercially reasonable terms, if needed.

EMBARK’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Embark’s financial condition and results of operations should be read in conjunction with Embark’s financial statements and related notes and other information included elsewhere in this proxy statement/ prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Embark’s actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this proxy statement/ prospectus. Additionally, Embark’s historical results are not necessarily indicative of the results that may be expected in any future period.

Overview

Embark develops technologically advanced autonomous driving software for the truck freight industry and offers a carefully constructed business model that is expected to provide the industry with the most attractive path to adopting autonomous driving. Specifically, Embark has developed a Software as a Service (“SaaS”) platform designed to interoperate with a broad range of truck OEM platforms, forgoing complicated and logistically challenging truck building or hardware manufacturing operations in favor of focusing on a superior driving technology. At scale, domestic shippers and carriers will be able to access Embark technology via a subscription software license selected as an option at the time they specify the build of new semi-trucks.

Headquartered in San Francisco, California and backed by leading Silicon Valley venture capital firms, Embark’s history as the industry’s longest running autonomous truck driving program is replete with technological firsts that include, but are not limited to:

●	the first coast-to-coast autonomous truck drive,
●	the first to reach 100,000 autonomous miles on public roads,
●	the first to successfully open autonomous transfer points for human- autonomous vehicle (“AV”) handoff.

Embark’s founding team includes roboticists and its broader team includes numerous computer scientists, many with advanced degrees and experience at other leading robotics and autonomous vehicle companies and academic programs. Through this business combination, Embark intends to rapidly scale its engineering team to build on its industry-leading technology position.

Embark has also spent considerable time and effort refining its business model. Embark is initially deploying its technology in a very focused manner, targeting freight highway miles between transfer points located next to metropolitan areas in the lower “Sunbelt” region of the United States ( the “U.S.”), leaving the “last mile” of driving to and from the transfer points to the industry’s highly skilled human drivers. Embark’s strategy is distinct from other industry players which seek to provide more complicated “end to end” autonomous driving that would entirely displace human drivers and potentially place these companies in competition with the industry’s carriers. Unlike those competitors, Embark anticipates working with the industry’s existing players to help them bring autonomous driving technology to market on their own terms. In addition, Embark believes its solution will be the safest and most reliable in the industry because of its disciplined geographic focus and emphasis on software development, which stands in contrast to Embark’s competitors that focus on multiple domestic markets simultaneously, manufacturing autonomous trucks and/or competing directly with semi-truck OEMs or legacy carriers.

Embark’s business model focus does not come at any significant commercial expense for Embark’s stockholders because the serviceable market Embark is targeting is significant. Embark currently targets the rapidly growing $700 billion U.S. truck freight market, and its initial commercial phase targets 236 billion serviceable miles within this market. The industry has had to face significant pressures from the growth of e-commerce and the well-documented shortage of skilled drivers, and therefore has powerful incentives to adopt autonomous driving solutions to both improve capacity and reduce costs. In addition, Embark’s cooperative model has already had traction with many of the industry’s leading shippers and carriers.

In short, Embark believes the freight truck market is poised for a dramatic sea change that will result in an industry that is more profitable, less polluting and provides a more humane lifestyle for its skilled drivers thanks to autonomous driving technology. Embark is the best positioned company in the industry to lead this transformation.

Recent Developments Affecting Comparability

COVID-19 Impact

In March 2020, the World Health Organization declared the 2019 novel coronavirus (“COVID-19”) a global pandemic. In the United States, as part of government-imposed restrictions, Embark was forced to temporarily pause fleet testing and operations in 2020. Embark also implemented a work-from-home policy for most of its non-operations team. However, a select group of workers remained on-site to continue advancing testing work for its test fleet. Since then, Embark has resumed its fleet testing and operations and has increased headcount to match its research and development requirements.

The future impact of the COVID-19 pandemic on Embark’s operational and financial performance will depend on certain developments, including the duration and end of the pandemic, impact on Embark’s research and development efforts, and effect on Embark’s suppliers, all of which are uncertain and cannot be predicted. Public and private sector policies and initiatives to reduce the transmission of COVID-19 and disruptions to Embark’s operations and the operations of Embark’s third-party suppliers, along with the related global slowdown in economic activity, may result in increased costs. It is possible that the COVID-19 pandemic, the measures that have been taken or that may be taken by the federal, state, local authorities and businesses affected by government-mandated business closures, and the resulting economic impact may materially and adversely affect Embark’s business, results of operations, cash flows and financial positions.

See “Risk Factors — Pandemics and epidemics, including the ongoing COVID-19 pandemic, natural disasters, terrorist activities, political unrest, and other outbreaks could have a material adverse impact on Embark’s business, results of operations, financial condition, cash flows or liquidity, and the extent to which Embark will be impacted will depend on future developments, which cannot be predicted.” for further discussion of the possible impact of COVID-19 on Embark’s business.

Key Factors Affecting Embark’s Operating Performance

Embark’s financial condition, results of operations, and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those set forth in the section entitled “Risk Factors” in this proxy statement/ prospectus and the following:

Embark’s Ability to Achieve Key Technical Milestones and Deliver a Commercial Product

Embark’s growth will depend on the introduction of Embark Driver and Embark Guardian, products which will drive demand from potential customers. Embark has developed a platform agnostic interface, Embark Universal Interface, which will serve as the foundation to utilize Embark Driver and Guardian products in trucks manufactured by a broad range of OEMs. Embark’s ability to introduce its products will be driven by a variety of factors including Embark’s research and development fleet size, the number of autonomous miles driven (measured as the number of miles driven by Embark’s research & development fleet as well as partner fleet autonomous miles), and the ability to provide a safe and sustainable solution based on information gathered from the operation of Embark’s research and development fleet. Embark develops most key technologies in-house to achieve a rapid pace of innovation and tests it extensively through operating Embark’s fleet. Embark expects an increase in research and development fleet size in the foreseeable future to allow Embark to strategically focus on innovations, which it believes will help solidify Embark’s overall solution to customers and partners. Until Embark’s products reach commercialization, autonomous miles driven will be comprised solely of autonomous miles driven by Embark’s research and development fleet. Embark believes that as the number of autonomous miles driven increases, the data will continually feed improvements to the platform, leading to Embark’s ability to innovate and introduce new products to the market and increase adoption of Embark’s products in the future.

Embark’s Ability to Expand its Coverage Map Across the United States

Embark’s long-term growth potential will benefit from strategic network expansion across the United States. Network breadth is measured by the number of transfer points on Embark’s coverage map, the number of cities in which the Embark Driver can support, and the number of direct-to-customer freight lanes in operation. Embark expects to achieve significant network growth by partnering with key real-estate partners which will enable Embark to quickly bring their truck stops into its coverage map. Additionally, Embark will partner with shippers who already move a significant amount of freight on Embark’s network to establish direct-to-customer freight lanes. Embark believes that expanding its network will enable Embark to create a significant and sustainable competitive advantage. Embark believes that the continued growth of Embark’s partnerships will improve user experience and drive more users to Embark’s platform, which it believes will allow Embark to further densify its coverage map and reinforce rapid network growth. Embark will apply a highly scalable model nationally, with a tailored approach to each state, driven by the regulatory environment and local market dynamics. Embark believes that this will allow Embark to expand rapidly and efficiently across different geographies, while maintaining a high level of control over the specific strategy within each state.

Embark’s Ability to Expand its Partner Network

The growth of Embark’s business model is focused on driving the adoption of its technical products and maximizing their use across Embark’s partners’ operations. This is achieved by enabling pilot testing of Embark’s products throughout customers’ operations. Most recently, Embark formally announced the Embark Partner Development Program, which serves as the basis of its partnership network. The PDP comprises shippers and carriers from across the freight ecosystem working with Embark to refine and scale Embark’s offerings.

Embark estimates that its existing partners have significant enough fleet operations to comprise approximately 90% of the trucks required to meet Embark’s 2024 revenue targets assuming they adopt Embark’s technology at scale. Specifically, Embark estimates that these existing partners operate approximately 32,000 trucks and purchase approximately 8,000 trucks annually. Embark believes that its current carriers reflect a small fraction of the overall demand for its technology and is in discussions with other carriers representing 40% of the top 100 carriers measured by truck count, which represent a dramatically larger addressable market. Embark plans to increase PDP membership by providing network assessments for prospective members and constructing business cases to support Embark’s product integration into their operations. Over time, it is expected that these partners will convert into long-term Embark customers.

Adoption and Support of Autonomous Technology in the Freight Industry

Embark’s business model is supported by a large addressable market that Embark believes will benefit from the introduction of autonomous trucking technology. The freight industry is currently facing significant challenges, notably driver shortages and utilization limitations, which Embark believes it will address through its product offerings. Embark has identified participants from across the freight ecosystem who have expressed support for Embark’s offerings and the potential solutions they provide to the challenges they are facing.

While Embark has confirmed general market support, the long-term success of its business model is dependent on broadscale adoption and support of autonomous trucking technology. Embark has engaged with notable partners in the freight industry who Embark believes will lead the industry in adopting autonomous vehicle technology. As Embark onboards more partners, it will increase miles driven by partners, which Embark believes will serve to validate its product offerings and generate interest and confidence from other partners. Embark believes customers will be motivated to integrate Embark’s technology to be price competitive with other freight participants who have achieved efficiencies with Embark.

Key Components of Embark’s Results of Operations

The following discussion describes certain line items in Embark’s statements of operations.

Operating Expenses

Operating expenses consist of research and development expenses and general and administrative expenses. Personnel-related costs are the most significant component of Embark’s operating expenses and include salaries, benefits, and stock-based compensation expenses.

Embark’s full-time employee headcount in research and development has grown from 92 as of December 31, 2020 to 107 as of June 30, 2021, and Embark expects to continue to hire new employees to support Embark’s growth. Embark’s full-time employee headcount in general and administrative functions has grown from 19 as of December 31, 2020 to 31 as of June 30, 2021, and Embark expects to continue to hire new employees to support Embark’s growth. The timing of these additional hires could materially affect Embark’s operating expenses in any particular period.

Embark expects to continue to invest substantial resources to support Embark’s growth and anticipates that each of the following categories of operating expenses will increase in absolute dollar amounts for the foreseeable future.

Research and Development Expenses

Research and development expenses consist primarily of salaries, employee benefits, stock-based compensation expenses and travel expenses related to Embark’s engineers performing research and development activities to originate, develop and enhance Embark’s products. Additional expenses include consulting charges, component purchases, and other costs for performing research and development on Embark’s software products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, employee benefits, stock-based compensation expenses, and travel expenses related to Embark’s executives, finance team, and the administrative employees. It also consists of legal, consulting, and professional fees, rent and lease expenses pertaining to Embark’s offices, business insurance costs and other costs. Embark expects that after completion of the Business Combination, Embark will incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company.

Non-Operating Expenses and Other Items

Change in fair value of derivative liabilities

Change in fair value of derivative liabilities represents the increase/ decrease in the fair value of the embedded conversion and redemption features, which are presented as a derivative liability, related to the convertible note payable. For each reporting period, the Company will determine the fair value of the derivative liability and record a corresponding non-cash benefit or non-cash charge, due to a decrease or increase, respectively, in the calculated derivative liability.

Other Income

Other income consists of income generated from transporting freight on behalf of counterparties using Embark’s own research and development truck fleet equipped with its self-driving systems through various Transportation Service Agreements (“TSAs”). The primary purpose of TSAs is to support Embark’s research and development and proof of concept efforts. Accordingly, income generated from such TSA arrangements is not expected to be the primary revenue generating activity of Embark.

Interest Income

Interest income consists of interest earned on Embark’s investments classified as available for sale securities as well as cash equivalents. Embark invests in highly liquid securities such as money market funds, as well as treasury bills.

Interest Expense

Interest expense primarily consists of non-cash interest incurred on Embark’s convertible note. The interest expense is related to the accretion of the debt discount offered upon the issuance of the convertible note.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in this proxy statement/ prospectus. The following table sets forth Embark’s results of operations data for the periods presented (in thousands):

Comparisons for the six months ended June 30, 2021 and 2020:

The following table sets forth Embark’s statement of operations for six months ended June 30, 2021 and 2020 and the dollar and percentage change between the two periods:

	Six Months Ended
	June 30,		$	%
	2021	2020	Change	Change

	(unaudited)
Operating expenses:
Research and development	$15,342	$8,551	$6,791	79.4%
General and administrative	6,992	1,720	5,272	306.5
Total operating expenses	22,334	10,271	12,063	117.4
Loss from operations	(22,334)	(10,271)	(12,063)	117.4
Other income (expense):
Change in fair value of derivative liability	(4,773)	—	(4,773)	100%
Other income	6	78	(72)	(92.3)
Interest income	70	590	(520)	(88.1)
Interest expense	(1,677)	(33)	(1,644)	4,981.8
Loss before provision for income taxes	(28,708)	(9,636)	(19,072)	197.9
Provision for income taxes	—	—	—	N.M.
Net loss	$(28,708)	$(9,636)	$(19,072)	197.9

N.M. — Percentage change not meaningful

Research and Development Expenses

Research and development expense increased by $6.8 million in the six months ended June 30, 2021, compared to the six months ended June 30, 2020. The increase was primarily due to $4.1 million higher headcount expenses related to an increase in headcount, $0.5 million increase in cloud computing and simulation infrastructure expense, $0.3 million increase in prototype truck hardware expense, $0.7 million increase in general R&D costs primarily driven by engineering software & subscription costs, and $0.5 million driven by administrative costs related to contractors and other professional services.

General and Administrative Expense

General and administrative expense increased by 5.3 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020 primarily due to an increase in general legal fees, contractors, and other professional services expense of 3.0 million, headcount expense of $1.4 million related to an increase in headcount and increased recruiting expenses of $0.2 million.

Change in fair value of derivative liabilities

For the period ended June 30, 2021, we realized a change in fair value of derivative liabilities as compared to the prior period of approximately $4.8 million. The originating underlying instrument is a convertible note originated in April 2021 containing conversion and redemption features, which gave rise to a derivative liability. For each reporting period, the Company will determine the fair value of the derivative liability and recorded a corresponding non-cash benefit or non-cash charge, due to a decrease or increase, respectively, in the calculated derivative liability.

Other Income

Other income decreased by $0.1 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The decrease was driven by a reduction in pilot freight revenue.

Interest Income

Interest income decreased by $0.5 million in six months ended June 30, 2021, compared to the six months ended June 30, 2020. The decrease in interest income is driven by a decrease in the average investment balance as well as a lower interest environment during the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Interest Expense

Interest expense increased by $1.6 million in six months ended June 30, 2021, compared to the six months ended June 30, 2020. The increase in interest expense is driven by an increase in the accretion of the debt discount being recognized over the term of the convertible note.

Comparisons for year ended December 31, 2019 and 2020:

The following table sets forth Embark's statement of operations for the years ended December 31, 2019 and 2020 and the dollar and percentage change between the two periods:

	Years Ended December 31,		$	%
	2020	2019	Change	Change
	(unaudited)
Operating expenses:
Research and development	$18,831	$13,711	$5,120	37.3%
General and administrative	3,595	2,714	881	32.5
Total operating expenses	22,426	16,425	6.001	36.5
Loss from operations	22,426	16,425	6.001	36.5
Other income:
Other income	107	29	78	269.0
Interest income	788	1,086	(298)	(27.4)
Loss before provision for income taxes	(21,531)	(15,310)	(6,221)	40.6
Provision for income taxes	—	—	—	N.M.
Net loss	$(21,531)	$(15,310)	$(6,221)	40.6%

N.M. — Percentage change not meaningful

Research and Development Expenses

Research and development expense increased by $5.1 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to $4.7 million higher headcount expense related to expansion of Embark’s research and development team and a $0.9 million increase in technical infrastructure costs. The increase was partially offset by a decrease in fleet operations costs of $0.5 million.

General and Administrative Expense

General and administrative expense increased by $0.9 million in the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to an increase in headcount expense of $0.4 million related to an increase in headcount, increase of general computer and office equipment of $0.2 million, increase of $0.1 million in rent, and legal fees of $0.1 million.

Other Income

Other income increased $0.1 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to increase in pilot freight revenue.

Interest Income

Interest income decreased by $0.3 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease in interest income is driven by a decrease in the average investment balance during fiscal year 2020 compared to fiscal year 2019, as well as a lower interest environment in fiscal year 2020.

Liquidity and Capital Resources

Since Embark’s inception, Embark has financed Embark’s operations primarily through sales of shares of common stock and preferred stock. During the six months ended June 30, 2021 and the years ended December 31, 2020 and December 31, 2019, Embark issued 428,833, 340,171 and 1,725,256 shares of common stock for an aggregate amount of $0.1 million, $0.1 million and $0.1 million, respectively. In August 2019, Embark closed transactions with a group of investors to issue 20,949,454 shares of Series C convertible preferred stock and received $69.9 million in proceeds, net of issuance cost. The proceeds are available for working capital and other corporate purposes.

As of June 30, 2021, Embark had outstanding debt of $19.4 million from a convertible note and financing of freight trucks that Embark utilizes for research and development. Embark is not required to make monthly payments on the convertible note but makes monthly installment payments on truck financing. The convertible note has a maturity date of April 2022, and the truck financings have varying maturities between March 2023 and June 2027. Embark’s principal uses of cash in recent periods have been to fund Embark’s operations, invest in research and development, repay borrowings, and make investments in accordance with Embark’s investments policy.

On August 25, 2021 and August 27, 2021, Embark entered into commitment letters (collectively, the “Commitment Letters”) with certain investors (collectively, the “Investors”) pursuant to which such Investors each provided a commitment to invest, upon Embark’s election, up to $5 million in Embark in the form of Series C Preferred Stock of Embark in the event that the Merger Agreement is terminated and the Business Combination is not consummated. If the Business Combination is consummated then each of the Investor’s obligations under the applicable Commitment Letter will terminate.

Embark believes existing cash and other components of working capital will be sufficient to meet Embark’s needs for at least the next 12 months. Embark’s future capital requirements will depend on many factors including timing and extent of spending to support research and development efforts as well as general and administrative activities for the business. Embark may in the future enter into arrangements to acquire or invest in related products, technologies, software and services, and Embark may need to seek additional equity or debt financing, which may not be available on terms acceptable to Embark.

To date, Embark has not generated any revenue. Embark currently transports shipments using its research and development truck fleet, demonstrating proof of concept and paving the way for commercialization and revenue generating operations in the future. To the extent Embark is unable to commercialize its technology as expected, its liquidity may be negatively impacted. Embark’s ability to continue as a going concern is dependent on management's ability to control operating costs and demonstrate progress against its technical roadmap. This involves developing new capabilities for the Embark Driver software and improving the reliability and performance of the software on public roads. Demonstrating ongoing technical progress will enable the Company to obtain funds from outside sources of financing, including financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures.

Embark’s ability to continue as a going concern is dependent on management’s ability to control operating costs and demonstrate progress against its technical roadmap. This involves developing new capabilities for the Embark Driver software and improving the reliability and performance of the software on public roads. Demonstrating ongoing technical progress will enable Embark to obtain funds from outside sources of financing, including financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures.

The following table shows Embark’s cash flows from operating activities, investing activities and financing activities for the stated periods:

	Six Months Ended		Years Ended
	June 30,		December 31,
	2021	2020	2020	2019

	(unaudited)
Net cash used in operating activities	$(20,084)	$(8,510)	$(19,130)	$(14,211)
Net cash provided by investing activities	33,339	36,098	20,416	(77,696)
Net cash provided by (used in) financing activities	24,963	(135)	(154)	69,760

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2021 was $20.1 million, an increase of $11.6 million from $8.5 million for the six months ended June 30, 2020. The increase was primarily due to an increase of $19.1 million net loss for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, excluding the impact of depreciation and stock-based compensation and other non-cash items. This was partially offset by $8.8 million of non-cash adjustments to net include including depreciation and amortization as well as stock-based compensation, and $1.3 net cash reduced by changes in Embark’s operating assets and liabilities, which was primarily attributable to accounts payable, accrued expenses and other current liabilities.

Net cash used in operating activities for the year ended December 31, 2020 was $19.1 million, an increase of $4.9 million from $14.2 million for the year ended December 31, 2019. The increase was primarily due to an increase of $6.2 million net loss for the twelve months ended December 31, 2020 compared to the twelve months ended December 31, 2019, excluding the impact of depreciation and stock-based compensation and other non-cash items. This was partially offset by $0.7 million of non-cash adjustments to net include including depreciation and amortization as well as stock-based compensation, and $0.6 million net cash provided by changes in Embark’s operating assets and liabilities, which was primarily attributable to prepaid expenses, other assets, and accrued expenses and other current liabilities.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2021 was $33.3 million, a decrease of $2.8 million from $36.1 million for the six months ended June 30, 2020. The decrease was primarily due to $5.9 million decrease in proceeds received from maturities of investments, increase in purchase of property, equipment, and software of $0.6 million, increase of $0.4 million in deposits for trucks, and offset by a decrease in purchases of investments of $4.1 million.

Net cash provided by investing activities for the year ended December 31, 2020 was $20.4 million compared to $77.7 million of net cash used in investing activities for the year ended December 31, 2019. The increase was primarily due to a $70.3 million increase in the proceeds received from maturities of marketable securities, a $27.1 million decrease in purchases of marketable securities, and a $0.8 million refund on truck deposits.

Financing Activities

Net cash provided by investing activities for the six months ended June 30, 2021 was $25.0 million compared to $0.1 million of net cash used in investing activities for the six months ended June 30, 2020. The increase of $25.0 million was primarily due to proceeds received from Embark’s convertible notes payable.

Net cash used in financing activities for the year ended December 31, 2020 was $0.2 million primarily from repayment towards Embark’s outstanding notes payable which was partially offset by proceeds received from issuance of common stock from the exercise of employee stock options. Net cash provided by financing activities for the year ended December 31, 2019 was $69.8 million, which was primarily due to the issuance of Embark’s Series C convertible preferred stock and proceeds received from issuance of common stock from the exercise of employee stock options. The increase in cash from financing activities was partially offset by the partial repayment of outstanding notes payable.

Financing Arrangements

Convertible note

On April 16, 2021, we issued a convertible note with a principal amount of $25.0 million resulting in net proceeds of $16.8 million, after $8.2 million of debt discount attributable to the conversion and redemption features. The note has a stated interest rate of 10% with the unpaid principal and accrued interest being due upon maturity at April 2022. The note does not contain any voluntary prepayment clause unless consented by the note holder, as defined in the agreement. The outstanding balance, after accreting $1.7 million the debt discount for the period, of the convertible note was approximately $18.5 million as of June 30, 2021.

Notes Payable for Equipment Purchases

On February 18, 2021 and January 5, 2021, Embark entered into financing agreements to finance the purchase of trucks that Embark utilizes for research and development. The financing agreements consisted of a loan of $0.1 million and $0.1 million at an interest rate equal to 6.99% and 7.50% per annum, with a maturity date of April 1, 2026 and January 19, 2027, respectively. Embark makes equal monthly installment payments over the term of each financing arrangement which are allocated between interest and principal.

Embark entered into financing agreements on February 19, 2018, January 28, 2019, and May 23, 2019 to finance the purchase of trucks that Embark utilizes for research and development. The financing agreements consisted of loans of $0.3 million, $0.4 million, and $0.5 million at an interest rate equal to 8.25% per annum, with a maturity date of March 5th, 2023, February 14, 2024, and June 12, 2024, respectively. Embark makes equal monthly installment payments over the term of each financing arrangement which are allocated between interest and principal.

On August 2, 2016, Embark entered into a financing agreement consisting of a loan of $0.1 million at an interest rate equal to 12.5% per annum, which matured on August 9, 2020. Embark made equal monthly installment payments over the term which was allocated between interest and principal.

Critical Accounting Policies and Significant Management Estimates

Embark prepares its financial statements in accordance with GAAP. The preparation of financial statements also requires Embark to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. Embark bases Embark’s estimates on historical experience and on various other assumptions that Embark believes to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by Embark’s management. To the extent that there are differences between Embark’s estimates and actual results, Embark’s future financial statement presentation, financial condition, results of operations and cash flows will be affected. Embark believes that the accounting policies discussed below are critical to understanding Embark’s historical and future performance, as these policies relate to the more significant areas involving Embark management’s judgments and estimates. Critical accounting policies and estimates are those that Embark considers the most important to the portrayal of Embark’s financial condition and results of operations because they require Embark’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Embark believes that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, Embark believes these are the most critical to aid in fully understanding and evaluating Embark’s financial condition and results of operations. For further information, see Note 2 to Embark’s financial statements included elsewhere in this proxy statement/ prospectus.

Internal Control Over Financial Reporting

With the oversight of senior management, Embark initiated a remediation plan in 2021 and engaged external advisors and consultants that assisted with the implementation of the remediation plan. The Company's remediation efforts are focused on (i) hiring of personnel with technical accounting and financial reporting experience; (ii) implementation of improved accounting and financial reporting processes; and (iii) implementation of systems to improve the completeness, timeliness and accuracy of the Company's financial reporting.

Embark believes the measures described above should remediate the material weakness identified and strengthen our internal control over financial reporting. The remediation initiatives outlined above are estimated to take place over the next 12 to 18 months. While Embark continues the challenging and costly process to implement our plan to remediate the material weakness, we cannot predict the success of such plan or the outcome of our assessment of this plan until the remediation initiatives have been completed and have been operating effectively for a sufficient period of time. We can give no assurance that this implementation will remediate these deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Embark is committed to evolving and improving our processes and internal control necessary to satisfy the accounting and financial reporting requirements as a public company.

Stock-Based Compensation Expense

Stock Options

Embark estimates the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The grant date fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period. Forfeitures are accounted for when they occur.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

●	Fair value of common stock: Because Embark’s common stock was not publicly traded prior to the closing of the Business Combination, Embark estimated the fair value of Embark’s common stock in 2019, 2020, and 2021. Embark’s board of directors considers numerous objective and subjective factors to determine the fair value of Embark’s common stock as discussed in “— Common Stock Valuations” below.
●	Expected Term: The expected term represents the period that Embark’s stock-based awards are expected to be outstanding and was calculated as the average of the option vesting and contractual terms, based on the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
●	Expected Volatility: Since Embark does not have a trading history of Embark’s common stock, the expected volatility was derived from the average historical stock volatilities of several public companies within Embark’s industry that Embark considers to be comparable to Embark’s business over a period equivalent to the expected term of the stock option grants.
●	Risk-Free Interest Rate: The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with the remaining term equivalent to the expected term.
●	Expected Dividend: Embark has not issued any dividends in Embark’s history and does not expect to issue dividends over the life of the options and, therefore, have estimated the dividend yield to be zero.

Common Stock Valuations

Prior to the closing of the Business Combination, given the absence of a public trading market for Embark’s common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation, Embark’s board of directors determined the best estimate of fair value of Embark’s common stock exercising reasonable judgment and considering numerous objective and subjective factors. These factors include:

●	contemporaneous third-party valuations of Embark’s common stock;
●	the prices at which Embark or other holders sold Embark’s common stock to outside investors in arms-length transactions;
●	Embark’s financial condition, results of operations and capital resources;

●	the industry outlook;
●	the fact that option awards involve rights in illiquid securities in a private company;
●	the valuation of comparable companies;
●	the lack of marketability of Embark’s common stock;
●	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of Embark given prevailing market conditions;
●	the history and nature of Embark’s business, industry trends and competitive environment; and
●	general economic outlook including economic growth, inflation, unemployment, interest rate environment and global economic trends.

Embark’s board of directors determined the fair value of Embark’s common stock by first determining enterprise value of Embark’s business, and then using that to derive a per share value of Embark’s common stock.

The enterprise value of Embark’s business was estimated by considering several factors, including estimates using the cost approach, market approach and the income approach. The cost approach estimates the fair market value of an organization by utilizing the balance sheet to take the total fair market value of assets minus the fair market value of liabilities. The market approach was estimated based on the projected value of comparable public companies in a similar line of business that are publicly traded. The income approach estimates the enterprise value of the business based on the cash flows that it expects to generate over its remaining life. These future cash flows are discounted to their present values using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value of the business at the end of the projected period to calculate the business enterprise value. In addition to the three approaches described above, Embark factors in recent arms-length transactions such as the closest round of equity financing preceding the date of valuation.

After determining Embark’s enterprise value, an allocation of enterprise value is made to Embark’s various classes of equity to determine the value of common stock. In allocating the enterprise value of Embark’s business to common stock through October 2020, Embark used the option pricing method (“OPM”), whereas after October 2020, Embark used a combination of OPM and probability weighted expected return method (“PWERM”). PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high level of confidence with a probability distribution. Discrete future outcomes considered under PWERM include an acquisition by a Special Purpose Acquisition Company (“SPAC”) of Embark’s common stock, as well as other market-based outcomes. Determining the fair value of the enterprise using PWERM requires Embark to develop assumptions and estimates for both the probability of a liquidity event and stay private outcomes, as well as the values Embark expects those outcomes could yield.

A discount for lack of marketability (“DLOM”) is applied to arrive at a fair value of Embark’s common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In making the final determination of common stock value, consideration is also given to recent sales of common stock.

Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding Embark’s expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact Embark’s valuations as of each valuation date and may have a material impact on the valuation of Embark’s common stock.

For valuations after the completion of the Business Combination, Embark’s board of directors will determine the fair value of each share of underlying common stock based on the closing price of Embark’s common stock as reported on the date of grant.

Warrants

Warrants to purchase shares of common stock are freestanding financial instruments classified as equity in Embark’s balance sheet as the underlying shares of common stock are not considered to be mandatorily redeemable, do not include an obligation of Embark to repurchase its equity shares or to issue a variable number of equity shares. The warrants are measured at fair value on the issuance date. The fair value of the underlying common stock is measured using a Black-Scholes (“BSM”) option-pricing model. The following assumptions and inputs were utilized within the BSM option-pricing model: exercise price, fair value of the underlying common stock, risk-free interest rate, expected term, expected dividend yield and expected volatility, which are all determined in the same manner with Embark’s stock options as detailed in the above “Stock-Based Compensation Expense” section. Pursuant to the original terms of the warrant agreement, immediately prior to, and conditioned upon the completion of the Merger, all outstanding warrants will be exercised for common stock. The common stock will be subject to the same vesting conditions existing under the warrant agreement such that unvested common stock would be subject to forfeiture if the holder terminates its services to Embark prior to vesting.

Capitalization of Internally Developed Software

Embark capitalizes certain internal use software development costs associated with creating and enhancing internal use software related to Embark’s product suite and technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects. Embark expenses software development costs that do not meet the criteria for capitalization as incurred and records them in research and development expenses in Embark’s statements of operations.

Software development activities generally consist of three stages: (i) the planning stage; (ii) the application and infrastructure development stage; and (iii) the post implementation stage. Costs incurred in the planning and post implementation stages of software development, including costs associated with the post configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. Embark capitalizes costs associated with software developed for internal use when both the preliminary project stage is completed and management has authorized further funding for the completion of the project. Embark capitalizes costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades. Capitalization ends once a project is substantially complete and the software and technologies are ready for their intended purpose. Embark will amortize internal use software development costs using a straight-line method over their estimated useful life commencing when the software is ready for its intended use. Embark estimates a useful life of three years for technology infrastructure related software. As Embark’s product suite is not yet ready for its intended use, amortization has not yet begun.

All capitalized software requires the ongoing assessment for recoverability which requires judgment by management with respect to certain external factors including, but not limited to, anticipated future gross revenues, estimated economic useful life, and changes in competing software technologies.

New Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to Embark Trucks’ financial statements included elsewhere in this proxy statement/proxy statement/ prospectus.

JOBS Act Accounting Election

Embark is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Embark intends to elect to adopt new or revised accounting standards under private company adoption timelines. Accordingly, the timing of Embark’s adoption of new or revised accounting standards will not be the same as other public companies that are not emerging growth companies or that have opted out of using such extended transition period. See “Summary of the Proxy Statement/Prospectus — Emerging Growth Company” for further discussion.

Quantitative and Qualitative Disclosures about Market Risk

Embark is exposed to certain market risks as part of Embark’s ongoing business operations.

Credit Risk

Embark is exposed to credit risk on Embark’s investment portfolio. Investments that potentially subject Embark to credit risk consist principally of cash and investments in debt securities. Embark places cash and cash equivalents with financial institutions with high credit standing and excess cash in marketable investment grade debt securities.

Interest Rate Risk

Embark is exposed to interest rate risk on Embark’s investment portfolio. Investments that potentially subject Embark to interest rate risk consist principally of cash and investments in debt securities. As of June 30, 2021, Embark has cash, cash equivalents, and investments of $67.3 million, consisting of U.S. Treasury securities and interest-bearing money market accounts for which the fair market value would be affected by changes in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of Embark’s investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of Embark’s cash, cash equivalents, and investments.

MANAGEMENT OF EMBARK TECHNOLOGY FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of July 2, 2021, concerning the persons who are expected to serve as directors and executive officers of Embark Technology following the consummation of the Business Combination and assuming the election of the nominees at the Special Meeting as set forth in “Director Election Proposal.”

Name	Age	Position
Alex Rodrigues	25	Chief Executive Officer, Founder and Director
Brandon Moak	25	Chief Technology Officer, Founder and Director
Richard Hawwa	37	Chief Financial Officer
Siddhartha Venkatesan	43	Chief Legal Officer
Elaine Chao	68	Director Nominee
Pat Grady	38	Director Nominee
Ian Robertson	61	Director
		Director Nominee
		Director Nominee

Executive Officers

Alex Rodrigues.  Alex Rodrigues co-founded Embark and has served as Embark’s Chief Executive Officer since the company’s founding in 2016. Mr. Rodrigues has an extensive background in robotics, beginning with a world robotics championship win as a middle school student in 2009. Mr. Rodrigues studied at the University of Waterloo, where he built Canada’s first self-driving vehicle, a golf cart that was used to take guests on tours of the campus. Mr. Rodrigues is a 2016 Thiel Fellowship recipient and was accepted into Silicon Valley startup incubator Y-Combinator, where he launched Embark. Under Mr. Rodrigues’s tenure as Chief Executive Officer, Embark has achieved a number of industry firsts as it commercializes autonomous freight: Embark was the first self-driving truck company to achieve an autonomous coast-to-coast drive, the first to reach 100,000 miles driven on public roads, and the first to open transfer points. We believe that Mr. Rodrigues is highly-qualified to serve as a member of our board of directors due to his longtime leadership of our company, deep business experience in the autonomous trucking sector, and technical expertise in robotics.

Brandon Moak.  Brandon Moak co-founded Embark and has served as Embark’s Chief Technology Officer since the company’s founding in 2016. In his role, he leads engineering and R&D at our company, and has overseen development of the Embark Driver software, the core of Embark’s commercialization effort. Mr. Moak has also led the design and development of the Embark Universal Interface, a first-of-its-kind set of standardized self-driving components and flexible interfaces necessary for major truck OEMs to more easily and robustly integrate Embark’s autonomous technology onto their vehicle platforms. Mr. Moak previously worked as a robotics engineer and a software developer, respectively, at technology companies Kindred.ai and Clear Blue Technologies. Mr. Moak is an alumnus of the University of Waterloo where he studied mechatronics engineering. Mr. Moak has served on our board of directors since our inception and will continue in this role. We believe that Mr. Moak is highly-qualified to serve as a member of our board of directors due to his longtime leadership of research and development at the company, deep business experience in the autonomous trucking sector, and technical expertise in robotics.

Richard Hawwa.  Richard has served as Embark’s Chief Financial Officer since May 2021. Mr. Hawwa has more than 15 years of investment banking experience. Prior to joining us, Mr. Hawwa most recently served as a Managing Director at Citigroup, responsible for coverage of a variety of industrial and technology companies across the global mobility sector. Mr. Hawwa began his career as an analyst in the investment banking division at UBS. Throughout his career, Mr. Hawwa’s primary responsibilities included working with companies assisting on capital raising transactions and advising on strategic matters. Prior to assuming mobility sector coverage responsibility, Mr. Hawwa specialized in M&A, working across a diverse set of disruptive and traditional sectors, including biotechnology, medical device technology, financial technology, diversified industrials and energy. Mr. Hawwa has advised and assisted on a variety of complex transactions with an aggregate transaction value of more than $125 billion in North America, Europe and Asia. Mr. Hawwa graduated in three years with honors from Southern Methodist University with a Bachelor of Business Administration in Finance and a minor in Economics.

Siddhartha (Sid) Venkatesan.   Mr. Venkatesan has served as Embark’s Chief Legal Officer since April 2021. Mr. Venkatesan was previously a Partner at Orrick, Herrington & Sutcliffe LLP, specializing in intellectual property strategy as well as litigation of high stakes IP matters in courts and tribunals around the country. Mr. Venkatesan has represented a wide range of technology clients in a diverse array of matters, including as part of trial teams that secured or defeated eight-and nine-figure claims, and numerous other representations for companies including Apple, Applied Materials, eBay, Brocade, CoreLogic and Acer as well as many startups. Mr. Venkatesan also served as a legal executive and Chief IP Counsel at GE Digital, General Electric’s Industrial IoT business, and was Chief Operating Officer and General Counsel at a private equity-held capital equipment manufacturer. Mr. Venkatesan has a B.S. in Mechanical and Aerospace Engineering from Cornell University, a J.D. from NYU School of Law and an M.B.A. from the Wharton School, University of Pennsylvania.

Directors

Upon the consummation of the Business Combination, NGA anticipates the initial size of Embark Technology’s board of directors being seven directors, each of whom will be voted upon by NGA’s stockholders at the Special Meeting.

Elaine Chao is the former U. S. Secretary of Labor and the former U. S. Secretary of Transportation. She is the first Asian Pacific American woman to be appointed to a President’s cabinet in American history. Prior to being appointed Secretary of Labor, she was President and CEO of United Way of America, Director of the Peace Corps, Deputy Secretary of U. S. Department of Transportation, Chair of the Federal Commission. She has also worked in the private sector as vice president of Syndications for BankAmerica Capital Markets Group and Citibank. She has also been a director on a number of Fortune 100 public and nonprofit boards. The recipient of 37 honorary doctorate degrees, she has a MBA from Harvard Business School.

Ms. Chao’s extensive leadership experience in high profile positions at large, complex organizations in the public, private and non-profit sectors brings valuable perspective to matters relevant to the Company in the areas of global competitiveness, international geopolitical dynamics, workforce development, trends in governmental policies and corporate governance. In particular, Ms. Chao’s service as U.S. Secretary of Transportation provides extensive knowledge and experience regarding safety, and the importance of innovation and infrastructure in our nation’s economic competitiveness. Her service as U.S. Secretary of Labor provides extensive knowledge and experience regarding labor and employment trends, workforce health and safety, pension benefits and competition in a worldwide economy. Ms. Chao’s ongoing board memberships in the financial and communications industries also provide further insight into finance, macroeconomics and new media developments.

Pat Grady will become a member of Embark Technology’s Board of Directors as of Closing. Mr. Grady has served as a Director of Embark since May 2018. Mr. Grady currently serves as a Partner at Sequoia Capital, which he joined in 2007, and is responsible for Sequoia Capital’s growth-stage investment business. Mr. Grady is an active senior business professional, and currently serves as a director of multiple companies, including, Amplitude, Attentive, Cribl, Drift, Namely, Okta (OKTA), and Pilot. These ongoing memberships provide insight into the enterprise technology and financial services industry and developments. During his career, he has also worked with companies such as HubSpot (HUBS), Jive Software, MarkLogic, Medallia (MDLA), OpenDNS, Qualtrics (XM), ServiceNow (NOW), Snowflake (SNOW), Sumo Logic (SUMO), Sunrun (RUN), and Zoom (ZM), among others. Mr. Grady received a Bachelor of Science degree from Boston College. Embark Technology believes Mr. Grady is well-qualified to serve on its board of directors due to his extensive experience in working with and serving at the boards of growth-stage businesses.

Ian Robertson, will become a member of Embark Technology’s Board of Directors as of Closing. One of NGA’s founders, has served as its Chief Executive Officer and a member of its Board of Directors since its formation. He also served as the Vice Chair of the Board of Directors of Northern Genesis Acquisition I from June 2020 until consummation of its initial business combination in May 2021 and has served as Chief Executive Officer and a member of the Board of Directors of Northern Genesis Acquisition III since its formation in January 2021. Mr. Robertson is an active senior business professional and currently leads InfraStar Investments, an infrastructure investment fund management company. In July 2021, he was appointed Co-Chair of the Board of Directors of Largo Resources Ltd. (TSX: LGO) (NASDAQ: LGO) and interim President of Largo Clean Energy Corp., a subsidiary of Largo Resources Ltd. Mr. Robertson co-founded APCI in 1988 and previously served as Chief Executive Officer and Director of Algonquin Power & Utilities Corp. from October 2009 through July 2020. During his leadership tenure, Algonquin grew to become one of Canada’s largest power and utilities companies, serving regulated electricity, natural gas and water utility customers in the United States and Canada and owning and operating a large portfolio of global renewable wind and solar powered generation capacity. He has more than 30 years of experience in the origination and execution of global infrastructure investment initiatives and is committed to the concept of sustainable investing. Mr. Robertson previously served on the Board of Directors of Atlantica Sustainable Infrastructure plc (NASDAQ: AY), a publicly listed affiliate of Algonquin traded on the NASDAQ exchange. Mr. Robertson received an electrical engineering degree from the University of Waterloo, a Master of Business Administration from York University, and a Master of Law from the Law School of the University of Toronto. He is a professional engineer and holds a Chartered Financial Analyst designation. Embark Technology believes Mr. Robertson is well-qualified to serve on its board of directors due to his business experience and contacts and relationships.

Corporate Governance

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable Embark Technology’s board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of Embark Technology’s common stock being listed on Nasdaq following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Embark Technology does not intend to avail itself of the controlled company exemptions of Nasdaq following the consummation of the business combination. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of            , and             qualifies as “independent” as defined under the applicable Nasdaq rules.

Committees of the Board of Directors

Embark Technology’s board of directors will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. Embark Technology will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of Embark Technology’s committee charters will be posted on its website, www.Embark.com/w/investors, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, Embark Technology’s audit committee will consist of           , and           , with             serving as the chair of the committee. Embark Technology’s board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of Embark Technology’s audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Embark Technology’s board of directors has determined that            qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, Embark Technology’s board has considered               ‘s formal education and previous and current experience in financial and accounting roles. Both Embark Technology’s independent registered public accounting firm and management periodically will meet privately with Embark Technology’s audit committee.

The audit committee’s responsibilities will include, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing Embark Technology’s independent registered public accounting firm;
●	discussing with Embark Technology’s independent registered public accounting firm their independence from management;
●	reviewing with Embark Technology’s independent registered public accounting firm the scope and results of their audit;
●	pre-approving all audit and permissible non-audit services to be performed by Embark Technology’ independent registered public accounting firm;
●	overseeing the financial reporting process and discussing with management and Embark Technology’s independent registered public accounting firm the interim and annual financial statements that Embark Technology files with the SEC;
●	reviewing and monitoring Embark Technology’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and
●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Upon the Closing, Embark Technology’s compensation committee will consist of            , and            , with            serving as the chair of the committee.            ,             and are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. Embark Technology’s board of directors has determined that            ,             and             are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.

The compensation committee’s responsibilities will include, among other things:

●	reviewing and setting or making recommendations to Embark Technology’s board of directors regarding the compensation of Embark Technology’s executive officers;
●	making recommendations to Embark Technology’s board of directors regarding the compensation of Embark Technology’s board of directors;
●	reviewing and approving or making recommendations to Embark Technology’s board of directors regarding Embark Technology’s incentive compensation and equity-based plans and arrangements; and
●	appointing and overseeing any compensation consultants.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Embark Technology will comply with future requirements to the extent they become applicable to Embark Technology.

Nominating and Corporate Governance Committee

Upon the Closing, Embark Technology’s nominating and corporate governance committee will consist of            ,             and            , with             serving as chair of the committee. Embark Technology’s board of directors has determined that each of these individuals is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

●	identifying individuals qualified to become members of Embark Technology’s board of directors, consistent with criteria approved by Embark Technology’s board of directors;
●	recommending to Embark Technology’s board of directors the nominees for election to Embark Technology’s board of directors at annual meetings of Embark Technology’s stockholders;
●	overseeing an evaluation of Embark Technology’s board of directors and its committees; and
●	developing and recommending to Embark Technology’s board of directors a set of corporate governance guidelines. We believe that the composition and functioning of Embark Technology’s nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards.

Embark Technology’s board of directors may from time to time establish other committees.

Code of Ethics

Embark Technology will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on Embark Technology’s website, http://Embark.com/investors. Embark Technology intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of Embark Technology’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than Embark, that has one or more executive officers serving as a member of Embark Technology’s board of directors.

EXECUTIVE COMPENSATION

NGA

To the date hereof, none of NGA’s executive officers or directors have received any cash compensation for services rendered to NGA. Since its formation, NGA has not granted any stock options, stock appreciation rights, or any other equity or equity-based awards under long-term incentive plans to any of its executive officers or directors.

Subject to maintaining funds adequate for our projected obligations, NGA expects to make payments, up to $2,000,000 in the aggregate, in respect of the services of personnel affiliated with the Sponsor, including persons who may be directors or officers of NGA, for activities on our behalf, including services related to identifying, investigating and completing an initial business combination and other operational and support services. To the extent any amounts are in respect of the services of individuals who also serve as directors or executive officers of NGA, such amounts will be reviewed and approved by its audit committee. NGA also will reimburse the Sponsor, officers, directors and their respective affiliates for any out-of-pocket expenses incurred on NGA’s behalf, and NGA has agreed to pay the Sponsor or its affiliate a total of $10,000 per month, from the date NGA’s securities were first listed on the NYSE until the closing of its initial business combination, for office space, utilities, secretarial support and administrative services.

Embark

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. For the year ended December 31, 2020, our “named executive officers” and their positions were as follows:

●	Alex Rodrigues, Chief Executive Officer;
●	Brandon Moak, Chief Technology Officer; and
●	Michael Reid, Chief Operating Officer.

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Embark Trucks Inc. and its subsidiaries prior to the consummation of the Business Combination and to Embark Technology, Inc. and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for our fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary($)		Total($)
Alex Rodrigues	2020	160,673	(1)	160,673
Chief Executive Officer
Brandon Moak	2020	160,673	(1)	160,673
Chief Technology Officer
Michael Reid	2020	172,131	(1)	172,131
Chief Operating Officer
(1)	Due to the COVID-19 pandemic, our named executive officers elected to forego a portion of their salaries in the second quarter of 2020.

Narrative to Summary Compensation Table

2020 Base Salary

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Each of the named executive officers have an annual base salary equal to $180,000. In connection with the COVID-19 pandemic, the named executive officers elected to forgo a portion of their respective base salaries in the second quarter of 2020. The actual base salaries paid to each named executive officer for 2020 are set forth in the “Summary Compensation Table” above in the column titled “Salary.”

2020 Cash Bonuses

We do not currently maintain an annual bonus program for our employees, including our named executive officers. None of our named executive officers received any bonus payments with respect to their services in 2020.

Equity Compensation

We currently maintain the Amended and Restated 2016 Stock Plan, which is summarized below, pursuant to which we have granted stock options and restricted stock units to certain service providers.

We did not grant any stock options or restricted stock units to our named executive officers in or prior to 2020.

However, on June 28 2021, we approved a program that will grant performance-vesting restricted stock units to Messrs. Rodrigues and Moak. Such restricted stock units will collectively represent a right to receive up to an aggregate amount of shares equal to 10% of the fully-diluted shares as of the date of the Board approval of the grants under such program. Such restricted stock units are eligible to vest in equal installments upon achievement of escalating share price thresholds intended to represent an increase in Embark’s valuation to 2.0x, 3.5x, 5.0x, 6.5x, 8.0x and 10.0x of our pre-money valuation in the context of the Business Combination (calculated based on the 90-day volume weighted average price or, in the event of a change in control, the fair market value based on the terms of such change in control) following the first anniversary of the consummation of the Business Combination, and subject to certain other terms and conditions, including certain specified treatment in the event of change of control or change in role of either Mr. Rodrigues or Mr. Moak, as applicable.

We intend to adopt a new equity incentive plan, the 2021 Incentive Award Plan, in order to facilitate the grant of cash and equity incentives to directors, employees and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which we believe is essential to our long-term success. We expect that the 2021 Incentive Award Plan will be effective prior to the consummation of the Business Combination, subject to approval by our stockholders.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans.  All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

●	medical, dental and vision benefits;

●	medical and dependent care flexible spending accounts;
●	life insurance and accidental death and dismemberment; and
●	commuter benefits; and
●	cell phone reimbursement.

We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our employees, including our named executive officers. We do not provide any perquisites to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or benefits paid or provided by our Company.

Outstanding Equity Awards at Fiscal Year-End Table.

No equity awards were granted to our named executive officers in fiscal year 2020. As a result, the Outstanding Equity Awards at Fiscal Year-End Table is not included. In June 2021, we did, however, make certain restricted stock unit grants to Messrs. Rodrigues and Moak. See “Narrative to Summary Compensation Table—Equity Compensation” above for a description of such awards.

Executive Compensation Arrangements

Each of our named executive officers is subject to an offer letter with the Company. Our named executive officers’ offer letters are described below.

Alex Rodrigues

On May 9, 2018, the Company and Mr. Rodrigues entered into an offer letter (the “Rodrigues Offer Letter”), providing for his position as Chief Executive Officer of the Company. Mr. Rodrigues’s employment with the Company is at-will and either party may terminate Mr. Rodrigues’s employment at any time for any reason. The Rodrigues Offer Letter provides that Mr. Rodrigues is entitled to a base salary of $100,000 per year (which has subsequently been increased to $180,000). Mr. Rodrigues is also subject to certain confidentiality and inventions assignment obligations pursuant to a separate confidential information and invention assignment agreement, including perpetual confidentiality and a one-year post-termination non-solicit of employees and to the extent appropriate to enforce the Company’s rights to applicable trade secrets, a non-solicit of customers and other business relations.

Brandon Moak

On May 9, 2018, the Company and Mr. Moak entered into an offer letter (the “Moak Offer Letter”), providing for his position as Chief Technology Officer of the Company. Mr. Moak’s employment with the Company is at-will and either party may terminate Mr. Moak’s employment at any time for any reason. The Moak Offer Letter provides that Mr. Moak is entitled to a base salary of $100,000 per year (which has subsequently been increased to $180,000). Mr. Moak is also subject to certain confidentiality and inventions assignment obligations pursuant to a separate confidential information and invention assignment agreement, including perpetual confidentiality and a one-year post-termination non-solicit of employees and to the extent appropriate to enforce the Company’s rights to applicable trade secrets, a non-solicit of customers and other business relations.

Michael Reid

On May 9, 2018, the Company and Mr. Reid entered into an offer letter (the “Reid Offer Letter”), providing for his position as Chief Operating Officer of the Company. Mr. Reid’s employment with the Company is at-will and either party may terminate Mr. Reid’s employment at any time for any reason. The Reid Offer Letter provides that Mr. Reid is entitled to a base salary of $100,000 per year (which has subsequently been increased to $180,000). Mr. Reid is also subject to certain confidentiality and inventions assignment obligations pursuant to a separate confidential information and invention assignment agreement, including perpetual confidentiality and a one-year post-termination non-solicit of employees.

Equity Compensation Plans

Amended and Restated 2016 Stock Plan

We currently maintain our Amended and Restated 2016 Stock Plan, or the 2016 Stock Plan. The 2016 Stock Plan provides our employees (including the named executive officers), consultants, non-employee directors, and other service providers and those of our affiliates the opportunity to participate in the equity appreciation of our business through the receipt of stock options to purchase shares of our common stock, restricted stock and restricted stock units. We believe that such awards encourage a sense of proprietorship and stimulate interest in our development and financial success. The summary of the 2016 Stock Plan below is qualified in its entirety by reference to the complete text of the 2016 Stock Plan.

The 2016 Stock Plan will no longer be available for use for the grant of future awards following the Business Combination, but will continue to govern the terms of awards that granted before the Business Combination that remain outstanding.

Eligibility and Administration

Our employees and consultants are eligible to receive awards under the 2016 Stock Plan. The 2016 Stock Plan provides that it will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of its directors (referred to collectively as the “plan administrator”), subject to the limitations imposed under the 2016 Stock Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The 2016 Stock Plan has been administered by our board of directors.

The plan administrator has the authority to, among other things, make fair market value determinations; approve forms of award agreement used under the 2016 Stock Plan; grant awards and set the terms and conditions of all awards under the 2016 Stock Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2016 Stock Plan; determine whether and when awards may be settled in cash; implement an option exchange program; amend and approve addenda to the 2016 Stock Plan; and interpret the 2016 Stock Plan and award agreements.

Shares Available for Awards

Our 2016 Stock Plan will not be used for awards granted after the Business Combination. Any shares subject to awards previously granted under the 2016 Stock Plan that are forfeited will not be available for further issuance under the 2016 Stock Plan.

Awards

The 2016 Stock Plan provides for the grant of stock options, including stock options which are intended to qualify as “incentive stock options” under Section 422 of the Code (“ISOs”) and nonqualified stock options (“NSOs”), the right to purchase or receive our common stock, including restricted stock, restricted stock units (“RSUs”) and dividend equivalents. Certain awards under the 2016 Stock Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2016 Stock Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting, settlement and payment terms and post-termination exercise limitations.

●	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to NSOs that are in compliance with Section 409A of the Code and certain substitute awards granted in connection with a merger or other corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).
●	Restricted Stock. Restricted stock are nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions.
●	RSUs. RSUs are contractual obligations to deliver shares of our common stock or cash in the future, which are subject to vesting and other restrictions. No shares of our common stock are issued at the time the RSU is granted, and holders of RSUs have no voting rights unless and until shares of common stock are delivered in settlement of the RSUs.
●	Dividend Equivalents. Dividend equivalents may be credited in respect of RSUs if determined by our plan administrator. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock. Dividend equivalents may be converted into additional RSUs in a manner determined by our plan administrator, and the additional RSUs would be subject to the same terms and conditions under the award agreement governing the RSUs to which they relate and such other terms and conditions as may be set forth in the applicable award agreement.

Certain Transactions

The plan administrator has broad discretion to take action under the 2016 Stock Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock splits, reverse stock splits, stock dividends, combinations, consolidations and reclassifications. In addition, in the event of certain non-reciprocal transactions, extraordinary dividends, recapitalizations, rights offerings, reorganizations, mergers, spin-offs, split-ups or similar changes in corporate structure, the plan administrator will make equitable adjustments to the 2016 Stock Plan and outstanding awards.

Plan Amendment and Termination

Our Board may amend or terminate the 2016 Stock Plan at any time; however, no amendment may materially and adversely affect the rights of any participant under an outstanding 2016 Stock Plan award without the consent of the affected participant. No awards may be granted under the 2016 Stock Plan after its termination.

Foreign Participants and Transferability

The plan administrator may modify award terms, establish addenda and/or adjust other terms and conditions of awards, subject to the limits imposed under the 2016 Stock Plan, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. Awards under the 2016 Stock Plan are generally non-transferrable, except by will or the laws of descent and distribution, or pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Stock Plan, the plan administrator may, in its discretion, permit participants to satisfy all or part of his or her tax, withholding or any other required deductions or payments by cashless exercise or by surrendering shares, as permitted by applicable law.

Awards Granted Under the 2016 Stock Plan

We have granted ISOs and NSOs and restricted stock units under the 2016 Plan. As of            , 2021, there were       shares subject to outstanding options under the 2016 Stock Plan and       shares have been approved for grant subject to outstanding restricted stock and RSU awards (including early exercise options whereby optionees exercised their NSOs before vesting in exchange for shares of restricted stock, which remain subject to vesting conditions). It is anticipated that any unvested stock options and restricted stock units granted pursuant to the 2016 Stock Plan will be converted into stock options and restricted stock units in the Company and remain outstanding and continue to vest in accordance with their terms upon and following the consummation of the Business Combination.

2021 Incentive Award Plan

In connection with the Business Combination, we intend to adopt the 2021 Incentive Award Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to directors, employees (including our named executive officers) and consultants in order to attract, motivate and retain the talent for which we compete. The material terms of the new equity incentive plan are set forth in the 2021 Incentive Award Plan proposal.

Director Compensation

None of our directors for our fiscal year ended December 31, 2020 or any prior fiscal years have received any compensation for their services as a director. In 2021, Elaine Chao commenced her services as a non-employee director and received a grant of stock options to purchase shares of our common stock, which vest in equal monthly installments over the first 48 months of her continuous service, subject to certain acceleration to the extent she terminates her service due to her acceptance of a qualifying governmental position. In addition, Ms. Chao is entitled to an annual cash retainer of $125,000, payable in quarterly installments. Subject to our agreement with Ms. Chao, we will not have a non-employee director compensation program in place upon effectiveness of this registration statement. We are evaluating our compensation program for non-employee directors and we intend to adopt a non-employee compensation program consistent with market practices to the extent appropriate.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of shares of NGA Common Stock as of August 20, 2021 and (ii) the expected beneficial ownership of Embark Technology Class A Common Stock and Embark Technology Class B Common Stock of Embark Technology immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:

●	each person who is known to be the beneficial owner of more than 5% of shares of NGA Common Stock and is expected to be the beneficial owner of more than 5% of shares of Embark Technology Common Stock post-Business Combination;
●	each of NGA’s current executive officers and directors;
●	each person who will become an executive officer or director of Embark Technology post-Business Combination; and
●	all executive officers and directors of NGA as a group pre-Business Combination, and all executive officers and directors of Embark Technology post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of NGA Common Stock pre-Business Combination is based on       shares of NGA Common Stock issued and outstanding as of, 2021.

The expected beneficial ownership of shares of Embark Technology Common Stock post-Business Combination assumes two scenarios:

(i)	a “no redemption” scenario where (i) no NGA public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the Trust Account and (ii) Embark Technology issues 320,004,215 shares of Embark Technology Common Stock;
(ii)	a “maximum redemption” scenario where (i) NGA public stockholders holding 31,900,834 of NGA’s public shares exercise their redemption rights and that such shares are redeemed for their pro rata share ($10.00 per share) of the funds in the Trust Account for aggregate redemption proceeds of $319.0 million and (ii) Embark Technology issues 320,004,215 shares of Embark Technology Common Stock.

Based on the foregoing assumptions, and including the 20,000,000 shares of Embark Technology Class A Common Stock issued in connection with the PIPE Financing, we estimate that there would be 391,361,191 shares of Embark Technology Class A Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 359,460,357 shares of Embark Technology Class A Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “ maximum redemption” scenario. We estimate that there will be 87,319,620 shares of Embark Technology Class B Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 87,319,620 shares of Embark Technology Class B Common Stock issued and outstanding in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table reflects beneficial ownership of any shares of Embark Technology Class A Common Stock issuable upon exercise of public warrants or private placement warrants, in each case exercisable or convertible within 60 days of the Closing.

Unless otherwise indicated, NGA believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination and PIPE Investment		Post-Business Combination and PIPE Investment
			Assuming No Redemptions					Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of Shares of NGA Common Stock	%	Number of Shares of Embark Technology Class A Common Stock	%	Number of Shares of Embark Technology Class B Common Stock	%	% of Total Voting Power	Number of Shares of Embark Technology Class A Common Stock	%	Number of Shares of Embark Technology Class B Common Stock	%	% of Total Voting Power
5% Holders Pre-Business Combination
Northern Genesis Sponsor II LLC (2)	10,350,000	20.0	13,275,968	3.4%	—	—	1.0%	13,275,968	3.7%	—	—	1.1%
Alberta Investement Management Corporation(3)	3,000,000	5.8	4,500,000	1.1%	—	—	0.4%	4,500,000	1.3%	—	—	0.4%
Directors and Executive Officers Pre-Business Combination
Paul Dalglish(2)	—	—	—	—	—	—	—	—	—	—	—	—
Michael Hoffman(2)	—	—	—	—	—	—	—	—	—	—	—	—
Chris Jarratt(2)	10,350,000	20.0	13,275,968	3.4%	—	—		13,275,968	3.7%	—	—	—
Ken Manget(2)	—	—	—	—	—	—	—	—	—	—	—	—
Ian Robertson(2)	10,350,000	20.0	13,275,968	3.4%	—	—	—	13,275,968	3.7%	—
Robert Schaefer(2)	—	—	—	—	—	—	—	—	—	—	—	—
Brad Sparkes(2)	—	—	—	—	—	—	—	—	—	—	—	—
All NGA directors and executive officers as a group (seven individuals)	10,350,000	20.0	13,275,968	3.4%	—	—	1.0%	13,275,968	3.7%	—	—	1.1%
5% Holders Post-Business Combination
Entities Affiliated With Sequoia Capital (4)	—	—	51,285,476	13.1%	—	—	4.1%	69,328,075	14.3%	—	—	4.2%
Data Collective IV, L.P.(5)	—	—	63,444,998	16.2%	—	—	5.0%	63,444,998	17.7%	—	—	5.1%
Entities Affiliated with YCombinator(6)	—	—	27,990,998	7.2%	—	—	2.2%	27,990,998	7.8%	—	—	2.3%
Directors and Executive Officers Post-Business Combination
Alex Rodrigues(7)	—	—	—	—	50,172,599	57.5%	39.7%	—	—	50,172,599	57.5%	40.7%
Brandon Moak(8)	—	—	—	—	37,147,021	42.5%	29.4%	—	—	37,147,021	42.5%	30.1%
Richard Hawwa	—	—	—	—	—	—	—	—	—	—	—	—
Siddhartha Venkatesan	—	—	—	—	—	—	—	—	—	—	—	—
Elaine Chao	—	—	140,215	*	—	—	*	140,215	*	—	—	*
Pat Grady(9)	—	—	52,030,025	13.3%	—	—	4.1%	52,030,025	14.5%	—	—	4.2%
Ian Robertson(2)	10,350,000	20.0	13,275,968	3.4%	—	—	1.0%	13,275,968	3.7%	—	—	1.1%
All Embark Technology directors and officers as a group (eight individuals)	10,350,000	20.0	65,446,208	16.6%	87,319,620	100.0%	74.0%	65,446,208	18.0%	87,319,620	100.0%	75.9%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 424 Townsend Street, San Francisco, CA 94107.
(2)	Northern Genesis Sponsor II LLC, the Sponsor, is the record holder of these shares. Messrs. Robertson and Jarratt, together with other individuals, shall serve as Managing Members of the Sponsor and accordingly shall exercise voting and dispositive power over such shares. NGA’s other directors and executive officers are also members of the Sponsor but do not have voting or dispositive control over any of the shares held by the Sponsor and accordingly, none of them will be deemed to have or share beneficial ownership of such shares. The address for these stockholders is 4801 Main Street, Suite 1000 Kansas City, Missouri 64112.

(3)	According to Schedule 13G filed with the SEC on January 22, 2021 by Alberta Investment Management Corporation. The address of the business office of each of the Reporting Persons is 1600 - 10250 101 Street NW, Edmonton, Alberta T5J 3P4, Canada.
(4)	Consists of 16,656,212 shares of Embark Technology Class A Common Stock held of record by Sequoia Capital U.S. Growth Fund VII, L.P. (“GFVII”); (ii) 1,105,316 shares of Embark Technology Class A Common Stock held of record by Sequoia Capital U.S. Growth VII Principals Fund, L.P. (“GFVII PF”, collectively with GFVII, the “GFVII Funds”); (iii) 25,596,078 shares of Embark Technology Class A Common Stock held of record by Sequoia Capital U.S. Venture Fund XV, L.P. (“SC XV”); (iv) 1,540,470 shares of Embark Technology Class A Common Stock held of record by Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P. (“STPQ XV”); (v) 553,331 shares of Embark Technology Class A Common Stock held of record by Sequoia Capital U.S. Venture Partners Fund XV, L.P. (“STP XV”); and (vi) 5,621,844 shares of Embark Technology Class A Common Stock held of record by Sequoia Capital U.S. Venture XV Principals Fund, L.P. (“SC XV PF”, collectively with SC XV, STPQ XV and STP XV, the “SC XV Funds”). SC US (TTGP), Ltd. is (i) the general partner of SC U.S. Growth VII Management, L.P., which is the general partner of each of the GFVII Funds, and (ii) the general partner of SC U.S. Venture XV Management, L.P., which is the general partner of each of the SC XV Funds. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the GFVII Funds include Pat Grady, one of Embark Technology's director nominees. Mr. Grady expressly disclaims beneficial ownership of the shares held by the GF VII Funds. The address for each of the Sequoia Capital entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(5)	Data Collective IV GP, LLC, or DCVC IV GP, is the general partner of Data Collective IV, L.P. (“DCVC IV”). Zachary Bogue and Matthew Ocko are the managing members of DCVC IV GP. Zachary Bogue and Matthew Ocko exercise voting and dispositive power over the shares held by DCVC IV. The address of the entities listed herein is 270 University Avenue, Palo Alto, California 94301.
(6)	Consists of (i) 9,627,659 shares of Embark Technology Class A Common Stock to be held of record by Y Combinator Continuity Holdings I, LLC; (ii) 12,156,668 shares of Embark Technology Class A Common Stock to be held of record by Y Combinator Investments, LLC Series W 16; (iii) 3,556,653 shares of Embark Technology Class A Common Stock held of record by YC Holdings II, LLC; and (iv) 2,650,017 shares of Embark Technology Class A Common Stock to be held of record by YCVC Fund I, L.P. The address for each of the entities identified in this footnote is.
(7)	Consists of shares Embark Technology Class B Common Stock held by Mr. Rodrigues as grantor-trustee of the Alex Rodrigues Living Trust.
(8)	Consists of shares Embark Technology Class B Common Stock held by Mr. Moak as grantor-trustee of the Brandon Moak Living Trust.
(9)

Consists of (a) 744,549 shares of Embark Technology Class A Common Stock held by Mr. Grady and (b) shares listed in footnote 4 above to be held of record by entities affiliated with Sequoia Capital. Mr. Grady, one of Embark Technology's director nominees, is a partner of Sequoia Capital and, therefore, may be deemed to exercise voting and investment discretion with respect to the shares listed in footnote 4 above. Mr. Grady disclaims beneficial ownership of the shares held by the Sequoia Capital entities.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Northern Genesis Acquisition Corp. II

Founder Shares

In October 2020, the Sponsor paid $25,000 to cover certain of NGA’s costs in exchange for 8,625,000 founder shares. On January 12, 2021, NGA effected a stock dividend of 0.2 shares for each Founder Share outstanding, resulting in the Sponsor holding an aggregate number of 10,350,000 Founder Shares. The Founder Shares included an aggregate of up to 1,350,000 Founder Shares subject to forfeiture to the extent to which the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor would own 20% of NGA’s issued and outstanding shares after its initial public offering. On January 15, 2021, as a result of the underwriters’ election to exercise their over-allotment option in full, all of the Founders Shares ceased to be subject to forfeiture, resulting in an aggregate of 10,350,000 Founder Shares issued and outstanding.

With certain limited exceptions, title to the Founder Shares cannot be transferred until the earlier of (i) one year after the completion of NGA’s initial business combination, (ii) the date on which the last sale price of its common stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after NGA’s initial business combination, and (iii) the date following the completion of NGA’s initial business combination on which NGA completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Pursuant to the Sponsor Support Agreement among Embark, NGA and the Sponsor, the Sponsor has agreed to forfeit, immediately prior to Closing of the Business Combination, (i) a relative percentage of up to 1,130,239 Founder Shares to the extent that the Sponsor’s institutional investors fail to hold, at the Closing, at least one-half of the shares of NGA Common Stock issued to such investors in connection with the NGA IPO, and (ii) up to 627,910 Founder Shares (currently expected to be 393,025 Founder Shares) in connection with the Forward Purchase Agreement investment.

Administrative and Personnel Services Agreements

NGA entered into an agreement which commenced on January 12, 2021, whereby NGA pays the Sponsor or its affiliate a total of $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of NGA’s initial business combination or NGA’s liquidation, NGA will cease paying these monthly fees.

In addition, NGA and the Sponsor are parties to a Personnel Services Agreement, dated April 1, 2021, pursuant to which, subject to maintaining funds adequate for NGA’s projected obligations, NGA expects to pay up to $2,000,000 in the aggregate in respect of the services of personnel affiliated with the Sponsor, including persons who may be directors or officers of NGA, for activities on NGA’s behalf, including services related to identifying, investigating and completing an initial business combination and other operational and support services. To the extent any amounts are in respect of the services of individuals who also serve as directors or executive officers of NGA, such amounts will be reviewed and approved by its audit committee.

The Sponsor, NGA’s officers and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on NGA’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on NGA’s behalf.

Due from the Sponsor

At the closing of NGA’s initial public offering on January 15, 2021, a portion of the proceeds from the sale of the private placement warrants in the amount of $1,080,000 was due to NGA to be held outside of the Trust Account for working capital purposes. Such amount was paid by to NGA by the Sponsor on January 18, 2021.

Promissory Note — Related Party

On September 25, 2020, NGA issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which NGA could borrow up to an aggregate principal amount of $150,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021, (ii) the consummation of NGA’s initial public offering or (iii) the abandonment of the initial public offering. As of March 31, 2021, there was $0 outstanding under the Promissory Note.

Working Capital Loans and Warrants

The Sponsor or an affiliate of the Sponsor, or NGA’s officers or directors or their affiliates may, but are not obligated to, loan NGA funds for working capital purposes or to finance transaction costs in connection with an initial business combination (“Working Capital Loans”). NGA has issued a promissory note to the Sponsor, dated April 1, 2021, for up to $3,000,000 in Working Capital Loans that may be advanced from time to time by the Sponsor to NGA. The outstanding principal amount of the note, if any, may be repaid upon completion of an initial business combination, without interest, or, at the Sponsor’s discretion, up to $3,000,000 of the note may be converted at any time prior to the consummation of a business combination into warrants at a price of $1.50 per warrant (“Working Capital Warrants”). Such Working Capital Warrants would be identical to the private placement warrants. In the event that an initial business combination does not close, NGA may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Forward Purchase Agreement

On April 21, 2021, NGA entered into an Amended and Restated Forward Purchase Agreement with Northern Genesis Capital II LLC (formerly known as Northern Genesis Capital LLC) (“NGC”) (the “NGC Forward Purchase Agreement”), and certain additional Forward Purchase Agreements with additional institutional investors (collectively, with the NGC Forward Purchase Agreement, the “Forward Purchase Agreements”). The Forward Purchase Agreements collectively replace that certain Forward Purchase Agreement previously entered into by NGA and NGC in connection with the closing of NGA’s initial public offering (the “Original Agreement”).

Pursuant to the Forward Purchase Agreements, if NGA determines to raise capital by the private placement of equity securities in connection with the closing of its initial business combination (subject to certain limited exceptions), the members of NGC (institutional investors that also are members of the Sponsor,) and the parties to the additional Forward Purchase Agreements, or any of their respective affiliates, have the first right to purchase an aggregate amount of up to 7,500,000 “forward purchase units” of NGA (under all Forward Purchase Agreements, taken together) for $10.00 per forward purchase unit, or an aggregate total of $75,000,000. Each forward purchase unit would consist of one share of NGA Common Stock and one-sixth of one warrant, with each whole warrant exercisable to purchase one share of NGA Common Stock at $11.50 per share. The common stock and warrants included in the forward purchase units would have the same terms as the NGA public shares and warrants but would not be freely tradable until registered. As with the Original Agreement, any commitment by any potential purchaser under any of the Forward Purchase Agreements is subject to and conditioned upon written confirmation from the prospective purchaser, following NGA’s notification to such purchaser of its intention to enter into an initial business combination agreement, which a prospective purchaser may grant or withhold in its sole discretion.

In addition, if a private placement of equity securities in connection with NGA’s initial business combination exceeds $75,000,000, NGA agreed under each Forward Purchase Agreement to use its commercially reasonable efforts to permit priority participation in such additional amount by the members of NGC and the parties to the additional Forward Purchase Agreements, in an aggregate additional amount up to $150,000,000, on the same terms as those offered to other prospective purchasers in connection with such additional private placement amount.

Each Forward Purchase Agreement provides that the holders of the shares of common stock and warrants included in the forward purchase units will be entitled to registration rights pursuant to the terms of any registration rights agreement applicable to any equity securities issued by way of private placement in connection with the closing of NGA’s initial business combination or, in the absence of the foregoing, pursuant to the terms of the registration rights agreement entered into by NGA, Sponsor and NGC in connection with the NGA initial public offering .

Each Forward Purchase Agreement contains representations and warranties by each party, conditions to closing, and additional provisions that are customary for agreements of this nature. The terms of all of the Forward Purchase Agreements are substantively the same, except that the NGC Forward Purchase Agreement gives NGC board observation rights prior to NGA’s initial business combination, and gives the members of NGC a priority right to subscribe for any of the forward purchase units that any other prospective purchasers do not elect to purchase under any of the other Forward Purchase Agreements. In connection with the execution of the Merger Agreement, and pursuant to the Forward Purchase Agreements, the FPA PIPE Investors confirmed their agreement to purchase, and NGA agreed to sell to the FPA PIPE Investors, an aggregate of 4,000,000 PIPE Units, for a purchase price of $10.00 per unit and an aggregate purchase price of $40 million, in the PIPE Financing.

Registration Rights

Pursuant to a registration rights agreement entered into in connection with the NGA IPO, NGA previously granted registration rights to the holders of the Founder Shares, private placement warrants, any working capital warrants that may be issued upon conversion of working capital loans, and any shares of common stock issuable upon the exercise of the private placement warrants or working capital warrants (and, in the absence of any other registration rights agreement applicable to any equity securities issued by way of private placement in connection with the closing of NGA’s initial business combination, any shares of NGA Common Stock and warrants that may be issued pursuant to the Forward Purchase Agreements upon NGA’s initial business combination (and any shares of NGA Common Stock issuable upon the exercise of any such warrants).

As to the Founder Shares, private placement warrants, and working capital warrants, such agreement will be replaced upon the consummation of the Business Combination with the Registration Rights Agreement that, pursuant to the Merger Agreement, will be entered into at Closing by and among Embark Technology, the Sponsor and certain former stockholders of Embark. Pursuant to the Forward Purchase Agreements, NGA will separately file with the SEC the PIPE Resale Registration Statement within 15 business days after the consummation of the Business Combination, registering the resale of the PIPE Shares as well as the Embark Technology Class A Common Stock and warrants underlying the PIPE Units to be issued pursuant to the Forward Purchase Agreements.

Embark

Richard Hawwa

On April 2, 2021, the Company and Mr. Hawwa entered into an offer letter (the “Hawwa Offer Letter”), providing for his position as Chief Financial Officer of the Company. Mr. Hawwa’s employment with the Company is at-will and either party may terminate Mr. Hawwa’s employment at any time for any reason. The Hawwa Offer Letter provides that Mr. Hawwa is entitled to a base salary of $350,000 per year and a retention bonus in an amount equal to $150,000, earned on the first anniversary of Mr. Hawwa’s commencement of employment. In the event Mr. Hawwa is terminated for Cause or resigns for any reason other than Good Reason, he will return a prorated portion of the retention bonus to the Company. The Hawwa Offer Letter entitled Mr. Hawwa to, subject to the approval of the Company’s board of directors, an equity award covering 1,500,000 shares of the Company’s common stock, subject to 25% vesting on the first anniversary of the date of grant, followed by monthly vesting for the next three years, subject to Mr. Hawwa’s continuous service with the Company through each vesting date. For further details on the option award, see “Equity Compensation” above. The Hawwa Offer Letter also provides that Mr. Hawwa is also eligible to participate in the Company’s health and welfare benefits, including the 401(k) plan.

In the event that Mr. Hawwa is terminated by the Company without Cause or due to a Resignation for Good Reason, Mr. Hawwa will be entitled to receive, in addition to any accrued amounts of compensation, benefits and reimbursable expenses and subject to his execution and non-revocation of a release of claims, (i) six months base salary continuation, (ii) fifty percent (50%) of an annual target bonus, if any and (iii) healthcare reimbursement for a period of six months following Mr. Hawwa’s termination of employment. In the event the Company adopts a severance plan applicable to its executives, including Mr. Hawwa, he is entitled to the greater of the entitlements provided under the Hawwa Offer Letter or such severance plan.

Mr. Hawwa is also subject to a confidential information and invention assignment agreement.

“Cause” is defined in the Hawwa Offer Letter as Mr. Hawwa’s (i) unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (ii) material breach of any written agreement between him and the Company, (iii) material failure to comply with the Company’s material written policies or rules, (iv) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state, (v) gross negligence or willful misconduct (A) in the performance of his duties for the Company or (B) that could reasonably be expected to bring Mr. Hawwa or the Company into public disrepute, scandal, contempt or ridicule that shocks, insults or offends a substantial portion or group of the public, (vi) continuing failure to perform assigned duties after receiving written notification of the failure from the Company’s board of directors or (vii) failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested such cooperation; provided that, with respect to subparts (ii), (iii), (vi), and (vii) above, no such determination may be made until Mr. Hawwa been given written notice detailing the specific Cause event and a period of thirty (30) days following receipt of such notice to cure such event (provided that no such notice or cure period shall be required to the extent that either (A) the events or circumstances constituting “Cause” are not curable or (B) the provision of such notice or cure period could result in material harm to the Company). Notwithstanding the foregoing, any action or inaction taken by Mr. Hawwa based upon your reasonable reliance on advice of counsel to the Company or the direction of the board of directors or Chief Executive Officer shall not in and of itself form the basis for Cause.

“Change in Control” is defined in the Hawwa Offer Letter as the meaning set forth in the Company’s 2016 Stock Plan; provided that, notwithstanding the forgoing, (i) a merger or consolidation of the Company does not constitute a “Change in Control” if immediately after the merger or consolidation a majority of the voting power of the capital stock of the continuing or surviving entity, or any direct or indirect parent corporation of the continuing or surviving entity, will be owned by the persons who were the Company’s stockholders immediately prior to the merger or consolidation and (ii) a transaction or series of transactions by merger, consolidation, share exchange, business combination or otherwise with a publicly traded “special purpose acquisition company” or its subsidiary in which the common stock or share capital of such entity or its successor entity is publicly listed on a securities exchange or marketplace shall not constitute a Change of Control.

“Resignation for Good Reason” is defined in the Hawwa Offer Letter as means a Separation as a result of your resignation within 12 months after one of the following conditions has come into existence with Mr. Hawwa’s consent: (i) a reduction in base salary by more than 10% (other than in connection with similar decreases of other offices of the Company), (ii) a diminution in title from that set forth in the Hawwa Offer Letter, a material diminution of Mr. Hawwa’s authority, duties or responsibilities; provided however that a change in position following a Change in Control does not constitute Good Reason so long as he retains substantially the same duties and responsibilities of a division, subsidiary or business unit that constitutes substantially the same business of the Company following the Change in Control (iii) a material change in the Company’s remote work policies requiring a relocation of Mr. Hawwa’s principal workplace by more than 30 miles or (iv) the Company’s material breach of the Hawwa Offer Letter. A Resignation for Good Reason will not be deemed to have occurred unless Mr. Hawwa gives the Company written notice of the condition within 90 days after the condition comes into existence and the Company fails to remedy the condition within 30 days after receiving such written notice.

Siddhartha Venkatesan

On March 15, 2021, the Company and Mr. Venkatesan entered into an offer letter (the “Venkatesan Offer Letter”), providing for his position as Chief Legal Officer of the Company. Mr. Venkatesan’s employment with the Company is at-will and either party may terminate Mr. Venkatesan’s employment at any time for any reason. The Venkatesan Offer Letter provides that Mr. Venkatesan is entitled to a base salary of $300,000 per year and a starting bonus in an amount equal to $100,000. The Venkatesan Offer Letter entitled Mr. Venkatesan to, subject to the approval of the Company’s board of directors, an option to purchase 450,000 shares of the Company’s common stock, subject to 25% vesting on the first anniversary of the date of grant, followed by monthly vesting for the next three years, subject to Mr. Venkatesan’s continuous service with the Company through each vesting date. For further details on the option award, see “Equity Compensation” above. The Venkatesan Offer Letter also provides that Mr. Venkatesan is also eligible to participate in the Company’s health and welfare benefits, including the 401(k) plan.

In the event that Mr. Venkatesan is terminated by the Company without Cause or due to a Resignation for Good Reason, Mr. Venkatesan will be entitled to receive, in addition to any accrued amounts of compensation, benefits and reimbursable expenses and subject to his execution and non-revocation of a release of claims, twelve months base salary continuation. In the event that such Involuntary Termination occurs within the first twelve months of Mr. Venkatesan’s employment with the Company, he will instead be entitled to six months base salary continuation and fifty percent (50%) of an annual target bonus, if applicable.

Mr. Venkatesan is also subject to a confidential information and invention assignment agreement.

“Cause” is defined in the Venkatesan Offer Letter as Mr. Venkatesan’s (i) unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (ii) material breach of any agreement between him and the Company, (iii) material failure to comply with the Company’s written policies or rules, (iv) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state, (v) gross negligence or willful misconduct, (vi) continuing failure to perform assigned duties after receiving written notification of the failure from the Company’s board of directors or (vii) failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested such cooperation. The Company will provide with written notification within 90 days of the Cause and provide no less than 30 days to cure for any Cause in subparts (i)  – (iii) or (v)  – (vii).

“Change in Control” is defined in the Venkatesan Offer Letter as (i) the consummation of a merger or consolidation of the Company with or into another entity or (ii) the dissolution, liquidation or winding up of the Company. The foregoing notwithstanding, a merger or consolidation of the Company does not constitute a “Change in Control” if immediately after the merger or consolidation a majority of the voting power of the capital stock of the continuing or surviving entity, or any direct or indirect parent corporation of the continuing or surviving entity, will be owned by the persons who were the Company’s stockholders immediately prior to the merger or consolidation. Further, a transaction or series of transactions by merger, consolidation, share exchange or otherwise with a publicly traded “special purpose acquisition company” or its subsidiary in which the common stock or share capital of such entity or its successor entity is publicly listed on a securities exchange or marketplace shall not constitute a Change in Control.

“Resignation for Good Reason” is defined in the Venkatesan Offer Letter as means a Separation as a result of your resignation within 12 months after one of the following conditions has come into existence with Mr. Venkatesan’s consent: (i) a reduction in base salary by more than 10% (other than in connection with similar decreases of other offices of the Company), (ii) a material diminution of Mr. Venkatesan’s authority, duties or responsibilities; provided however that a change in position following a Change in Control does not constitute Good Reason so long as he retains substantially the same duties and responsibilities of a division, subsidiary or business unit that constitutes substantially the same business of the Company following the Change in Control or (iii) a material change in the Company’s remote work policies requiring a relocation of Mr. Venkatesan’s principal workplace by more than 30 miles. A Resignation for Good Reason will not be deemed to have occurred unless Mr. Venkatesan gives the Company written notice of the condition within 90 days after the condition comes into existence and the Company fails to remedy the condition within 30 days after receiving such written notice.]

Policies and Procedures for Related Person Transactions

Effective upon the consummation of the Business Combination, the board of directors of Embark Technology will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

●	any person who is, or at any time during the applicable period was, one of Embark Technology’s executive officers or directors;
●	any person who is known by the post-combination company to be the beneficial owner of more than 5% of Embark Technology voting stock;
●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Embark Technology’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Embark Technology’ voting stock; and
●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Embark Technology will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDER RIGHTS

If the Business Combination is consummated, Embark Technology will replace the NGA Existing Charter with the Embark Technology Charter in the form attached to this proxy statement/prospectus as Annex C, which, in the judgment of the NGA Board, is necessary to adequately address the needs of Embark Technology.

The following table sets forth a summary of the principal proposed changes and the differences between NGA’s stockholders’ rights under the NGA Existing Charter and the Embark Technology Charter. This summary is qualified by reference to the complete text of the Embark Technology Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. We urge you to read the Embark Technology Charter in its entirety for a complete description of the rights and preferences of Embark Technology’s securities immediately after the Closing.

For more information on the Charter Proposals, see the sections entitled “Proposal No.2  —  The Charter Proposals.”

Authorized Capital Stock	Authorized Capital Stock

The authorized capital stock of NGA consists of 101,000,000 shares, of which 100,000,000 shares have been designated common stock, each having a par value of $0.0001 per share, and 1,000,000 shares of which have been designated preferred stock (none of which are issued and outstanding), each having a par value of $0.0001 per share.

Under the NGA Existing Charter, the NGA Board without stockholder approval may designate one or more series of preferred stock and establish from time to time the number of shares to be included in each such series, and fix the designation, full or limited, or no voting powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authorized share capital of Embark Technology will consist of       , consisting of: (i)        shares of Class A common stock, having a par value of $0.0001 per share; (ii)        shares of Class B common stock, having a par value of $0.0001 per share; and (iii)        shares of preferred stock, having a par value of $0.0001 per share.

Under the Embark Technology Charter, the board of directors without shareholder approval may designate one or more series of Embark Technology preferred stock and establish from time to time the number of shares to be included in each such series, and fix the designation, full or limited, or no voting powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The board of directors may provide that a series of Embark Technology preferred stock may be superior or rank equally or be junior to any other series of Embark Technology preferred stock.

Except for a dividend payable in accordance with the Embark Technology section below titled “Dividends and Distributions by Embark Technology” , Embark Technology shall not at any time after the Effective Time issue any additional shares of Embark Technology Class B Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of the NGA Common Stock shall exclusively possess all voting power.

Under the Existing NGA Bylaws, except as otherwise required by law, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote at the meeting. Holders of NGA Common Stock are entitled to one vote per share on matters to be voted on by stockholders. Shares of a series of preferred stock designated by the board of directors would have such voting rights as are specified in the resolution designating such series.

Voting Power

Except as otherwise required by law, each holder of Embark Technology Common Stock shall be entitled to vote on each matter submitted to a vote of stockholders generally.

Holders of Embark Technology Class A Common Stock are entitled to one vote per share on matters to be voted on by shareholders. Prior to the conversion of Embark Technology Class B Common Stock into Embark Technology Class A Common Stock, holders of Embark Technology Class B Common Stock are entitled to ten votes per share on matters to be voted on by shareholders. Except as otherwise required in the Embark Technology Charter or by law, the holders of Embark Technology Common Stock will vote together as a single class on all matters (or, if any holders of Embark Technology preferred stock are entitled to vote together with such holders of Embark Technology Common Stock, as a single class with the holders of Embark Technology preferred stock). Shares of a series of Embark Technology preferred stock designated by the board of directors would have such voting rights as are specified in the resolution designating such series.

Under the Embark Technology Bylaws, except as otherwise required by law, or by the Embark Technology Charter, any question brought before any meeting of shareholders shall be decided by a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.

Treatment Upon Merger, Etc. None.

Treatment Upon Merger, Etc.

Unless such requirement as to different treatment of such class of Embark Technology Common Stock is waived by the affirmative vote or written consent of holders of shares representing a majority of the voting power of any outstanding class of Embark Technology Common Stock (voting separately as a class) that is adversely affected, relative to any other outstanding class of Embark Technology Common Stock, by such different treatment in the event of a merger, consolidation or other business combination, or tender or exchange offer or other business combination requiring the approval of the holders of Embark Technology’s capital stock entitled to vote thereon, the holders of any class of Embark Technology Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Embark Technology Common Stock, and the holders of any class of Embark Technology Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Embark Technology Common Stock; provided that, in the event any such consideration includes securities, the consideration payable to holders of Embark Technology Class B Common Stock shall be deemed the same form of consideration and at least the same amount of consideration on a per share basis as the holders of Embark Technology Class A Common Stock on a per share basis if the only difference in the per share distribution to the holders of Embark Technology Class B Common Stock is that each share of the securities distributed to such holders has up to ten times the voting power of each share of the securities distributed to the holder of a share of Embark Technology Class A Common Stock.

Dividends

Before payment of any dividend, the NGA Board may set aside funds it deems proper as a reserve to meet contingencies, or for equalizing dividends, or for repairing or maintaining any NGA property, or for any proper purpose.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Embark Technology preferred stock, the holders of Embark Technology Common Stock shall be entitled to the payment of dividends on the Embark Technology Common Stock when, as and if declared by the Embark Technology Board.

Under Delaware law, the board of directors may declare and pay dividends to the holders of the NGA capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year. The amount of surplus is determined by reference to the current market value of assets less liabilities rather than book value. Dividends may be paid in cash, in shares of NGA capital stock or in other property.

Except to the extent waived in advance by the written consent or affirmative vote of the holders of shares representing a majority of the voting power of each outstanding class of Embark Technology Common Stock (each voting separately as a class) that is adversely affected, relative to any other outstanding class of Embark Technology Common Stock, by different treatment: (a) dividends of cash or property may not be declared or paid on any class of Embark Technology Common Stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the other classes of outstanding Embark Technology Common Stock; and (b) in no event will any stock dividend, stock split, reverse stock split, combination of stock, subdivision, exchange, reclassification or recapitalization be declared or made on any class of Embark Technology Common Stock unless a corresponding adjustment for all other classes of Embark Technology Common Stock at the time outstanding is made in the same proportion and the same manner. Stock dividends with respect to each class of Embark Technology Common Stock shall only be paid with shares of stock of the same class of Embark Technology Common Stock.

Liquidation

The NGA Existing Charter does not contain a liquidation or similar provision. Under the DGCL, in the event of liquidation, after payment or provisions of the debts and other liabilities, any remaining assets shall be distributed to the stockholders of the dissolved corporation subject to obligations provided therein.

Liquidation

The Embark Technology Charter provides that in the event of any liquidation, dissolution or winding up of Embark Technology, whether voluntary or involuntary, the funds and assets of Embark Technology that may be legally distributed to Embark Technology’s stockholders shall be distributed among the holders of the then outstanding Embark Technology Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

Election of Directors

The NGA Organizational Documents provide that the number of directors constituting the NGA Board is to be not less than one, nor more than nine, provided that such number may be amended, and the number of directors fixed, by a bylaw amendment adopted by the board of directors or by the stockholders. The number of directors is currently fixed at five. The NGA Board is divided into two classes.

Under the NGA Existing Bylaws, directors are elected by a plurality of the votes cast at a meeting for the election of directors where a quorum is present.

Election of Directors

The Embark Technology Charter and the Embark Technology Bylaws provide that the number of directors constituting the Embark Technology Board shall be fixed by resolutions adopted from time to by the Embark Technology Board. The Embark Technology Board will be divided into three classes.

Under the Embark Technology Bylaws, directors are elected by a plurality of the votes cast at a meeting for the election of directors where a quorum is present.

Removal of Directors; Vacancies

NGA’s Organizational Documents provide that any vacancy or newly created directorship resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, even if that number is less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office until the next election of the class for which such director shall have been chosen, and until their successor is duly elected and qualified, or until their earlier resignation, removal, death or incapacity.

Removal of Directors; Vacancies

The Embark Technology Charter and the Embark Technology Bylaws provide that subject to the rights of the holders of one or more outstanding series of Embark Technology preferred stock to elect directors, (i) beginning on the Trigger Date and until the Sunset Date, the Embark Technology Board or any individual director may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of Embark Technology entitled to vote at an election of directors; and (ii) during any other period, including prior to the Trigger Date and after the Sunset Date, the Embark Technology Board or any individual director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of Embark Technology entitled to vote at an election of directors.

The Embark Technology Charter and the Embark Technology Bylaws provide that subject to the rights of the holders of one or more outstanding series of Embark Technology preferred stock to elect directors, any vacancies on the Embark Technology Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled (i) following the Trigger Date and until the Sunset Date, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of Embark Technology entitled to vote at an election of directors, and (ii) during any other period, including prior to the Trigger Date and after the Sunset Date, by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

Quorum

Board of Directors:   Except as may be otherwise specifically provided by law, the NGA Existing Charter or the NGA Existing Bylaws, at all meetings of the NGA Board, a majority of the entire NGA Board shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the NGA Board.

Stockholders:   The holders of a majority of the NGA capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by law or by the NGA Existing Charter.

Quorum

Board of Directors:   At all meetings of the Embark Technology Board, unless otherwise provided by the Embark Technology Charter, a majority of the total number of directors shall constitute a quorum for the transaction of business.

Stockholders:   Unless otherwise provided by law, the holders of a majority in voting power of the Embark Technology stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the Embark Technology stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Special Meetings

The NGA Existing Bylaws provide that a special meeting of stockholders may only be called by a majority of the entire Board of Directors, or the President or the Chairman, and shall be called by the Secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote.

Special General Meetings

The Embark Technology Bylaws provide that, subject to the special rights of the holders of one or more series of Embark Technology preferred stock, and to the requirements of applicable law, special meetings of the stockholders of Embark Technology may be called for any purpose or purposes, at any time including prior to the Trigger Date, and prior to or after the Sunset Date, by or at the direction of the Embark Technology Board, the Chairperson of the Embark Technology Board or the Chief Executive Officer. In addition, beginning on the Trigger Date and until the Sunset Date, special meetings of the stockholders of Embark Technology may and shall be called for any purpose or purposes by the Secretary of Embark Technology upon the request, in writing, of any one or more holders of record that collectively hold, in the aggregate, at least 25% of the voting power of the issued and outstanding shares of stock of Embark Technology. Any such special meeting so called may be postponed, rescheduled or cancelled by the Embark Technology Board or other person calling the meeting.

Record Date; Notice Provisions

Under the NGA Existing Bylaws, the NGA Board may fix, in advance, a record date, not be more than 60 nor less than 10 days before the date of the meeting, nor more than 10 days after the date upon which the resolution fixing the record date of action with a meeting is adopted by the board of directors, nor more than 60 days prior to any other action. The record date termination shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Record Date; Notice Provisions

Under the Embark Technology Bylaws, the Embark Technology Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting.

Advance Notice of Director Nominations and Other Proposals

Under the NGA Existing Bylaws, nominations of persons for election to the NGA Board and the proposal of business to be considered by the stockholders may be made at an annual meeting of NGA stockholders (1) by or at the direction of the NGA Board, (2) by any committee or persons appointed by the board of directors or (3) by any stockholder of NGA who is entitled to vote at the meeting with respect to the election of directors who complies with the notice procedures set forth below.

Advance Notice of Director Nominations and Other Proposals

Under the Embark Technology Bylaws, nominations of persons for election to the Embark Technology Board and the proposal of business to be considered by the stockholders may be made at an annual meeting of Embark Technology stockholders (1) by or at the direction of the Embark Technology Board, (2) by any committee or persons appointed by the Embark Technology Board or (3) by any stockholder of Embark Technology who (A) (1) was a record owner of shares of Embark Technology both at the time of giving notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the Embark Technology Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act; provided however, that beginning on the Trigger Date and until the Sunset Date, any holder of record of at least 25% in voting power of the outstanding capital stock of Embark Technology entitled to vote in an election of directors generally shall not be subject to the notice procedures set forth in the Embark Technology Bylaws and may bring any business or nominations of persons to the Embark Technology Board before an annual meeting of stockholders in person at the annual meeting, without prior notice.

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (3) of the preceding paragraph, the stockholder must have given timely notice thereof in writing to the secretary of NGA and such business must be a proper subject for stockholder action under Delaware law. To be timely, a stockholder’s notice shall be delivered to the secretary of NGA or mailed and received at NGA’s principal executive office not less than 60 days nor more than 90 days prior to the meeting; provided however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received no later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder’s notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of NGA which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended, (ii) as to any other business that the stockholder proposes to bring before the meeting, (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and (b) any material interest in such business of such stockholder; (iii) as to the stockholder giving the notice (a) the name and address of such stockholder, and (b) the class and number of shares of NGA which are owned beneficially owned by the stockholder. NGA may require any proposed nominee to furnish such other information as may reasonably be required by NGA to determine the eligibility of such proposed nominee to serve as a director of NGA. No person shall be eligible for election as a director of NGA unless nominated in accordance with the above procedures.

Without qualification, for the nomination of a director to the Embark Technology Board or for business to be properly brought before an annual meeting by a stockholder, the stockholder must provide notice thereof in writing and in proper form to the Secretary of Embark Technology, such notice must be delivered to, or mailed and received at, the principal executive offices of Embark Technology not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by Embark Technology. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of such notice as described above.

Such stockholder’s notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director (a) the name and address of the person, (b) the class and number of shares of capital stock of Embark Technology which are beneficially owned by the person, (c) all information relating to such candidate for nomination that is required to be disclosed in a accordance with the above procedures. proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in Embark Technology’s proxy statement as a nominee and to serving as a director if elected), (d) a description of any direct or indirect material interest in any material contract or agreement between or among any nominating stockholder, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such nominating stockholder were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant, and (e) a completed and signed questionnaire, representation and agreement as provided in the Embark Technology Bylaws; (ii) as to any other business that the stockholder proposes to bring before the meeting, (a) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each proposing stockholder, (b) the text of the proposal or business, (c) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the proposing stockholders or (y) between or among any proposing stockholder and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of Embark Technology or any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (d) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; (iii) as to the stockholder giving the notice (a) the name and address of such stockholder, and (b) the class and number of shares of Embark Technology which are owned or beneficially owned by the stockholder. Embark Technology may require any proposed nominee to furnish such other information as may reasonably be required by Embark Technology to determine the eligibility of such proposed nominee to serve as a director of Embark Technology.

Stockholder Action by Written Consent

Under the NGA Existing Bylaws, no action that is required or permitted to be taken by the stockholders of the NGA at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting.

Stockholder Action by Written Consent

Under the Embark Technology Charter, beginning on the Trigger Date and until the Sunset Date, any action required or permitted to be taken by the stockholders of Embark Technology may be effected at a duly called annual or special meeting of stockholders or may, except as otherwise required by applicable law, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Embark Technology in accordance with the applicable provisions of the DGCL. During all other periods, including prior to the Trigger Date and after the Sunset Date, any action required or permitted to be taken by the stockholders of Embark Technology must be effected at an annual or special meeting of the stockholders of Embark Technology and, except to the extent expressly provided in the Embark Technology Charter, shall not be taken by written consent in lieu of a meeting.

Lock-Up Provisions None.

Lock-Up Provisions

The Embark Technology Bylaws provide that the holders of the Embark Technology Common Stock issued (a) pursuant to the Merger, as consideration for common stock or other securities of Embark outstanding immediately prior to the closing of the Merger or (b) to directors, officers and employees of Embark upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Merger in respect of Embark Awards outstanding immediately prior to the closing of the Merger, may not transfer any (x) shares of Embark Common Stock held by such holders immediately following the closing of the Merger (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act, pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the Merger) and any shares of Embark Technology Common Stock received upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Merger in respect of Embark Awards outstanding immediately prior to the closing of the Merger; provided, that, for clarity, shares of Embark Technology Class A Common Stock issued in connection with the PIPE Financing shall not constitute securities subject to the lock-up; and (y) any securities of Embark Technology that are issued in respect of or upon any conversion, exercise, or exchange of, any securities subject to this lock-up, including as a result of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change until the date that is 180 days after (and excluding) the closing date of the Merger, subject to (i) an early lock-up release based on the price of the shares of Embark Technology Class A Common Stock, and (ii) an early lock-up release due to certain black-out dates with respect to trading when the lock-up period should otherwise be terminated.

Anti-Takeover Measures

Under Delaware law, certain anti-takeover provisions apply to NGA as a publicly traded company that may have the effect of making it more difficult for a third party to acquire NGA. In particular, Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless, among other exceptions, prior to such time the board of directors of the corporation approved either the relevant business combination or the transaction that resulted in such stockholder becoming an interested stockholder.

In addition, under the NGA Existing Charter and NGA Existing Bylaws, certain provisions may make it difficult for a third party to acquire NGA, or for a change in the composition of the board of directors or management to occur, including the authorization of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; the absence of cumulative voting rights, which allows the holders of a majority of the shares of common stock to elect all of the directors standing for election; and the establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

Anti-Takeover Measures

Under the Embark Technology Charter, the restrictions on business combinations under Section 203 of the DGCL shall continue to apply until the Trigger Date, at which time they shall cease to apply by virtue of the election set forth in the Embark Technology Charter. Following the Trigger Date, the restrictions on business combinations under Section 203 of the DGCL shall be opted out of and replaced with provisions that have the same effect as Section 203 of the DGCL, except that it provides that the Embark Founders and their permitted transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions.

In addition, under the Embark Technology Charter and Bylaws, certain provisions may make it difficult for a third party to acquire Embark Technology, or for a change in the composition of the board of directors or management to occur, including a classified board of directors structure; the authorization of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

Rights Agreement NGA has adopted a registration rights agreement.	Rights Agreement Embark Technology intends to adopt a registration rights agreement.

Variation of Rights Attaching to a Class or Series of Shares

Under the NGA Existing Charter, the NGA Board may designate a new series of preferred stock, which may have terms different than outstanding shares, without stockholder approval. Such designation would specify the number of shares of any class or series and determine the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series.

Variation of Rights Attaching to a Class or Series of Shares

Under the Embark Technology Charter, the board of directors may designate a new series of Embark Technology preferred stock, which may have terms different than outstanding shares, without shareholder approval. Such designation would specify the number of shares of any class or series and determine the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series.

Amendment of Organizational Documents

Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

The NGA Existing Bylaws provide that they may be amended by the approval of the board of directors, or of the holders of a majority of the outstanding capital stock entitled to vote on the amendment.

Amendment of Organizational Documents

In addition to any vote required by applicable law, the provisions of Article V through Article XIII of the Embark Technology Charter may not be amended, altered, repealed or rescinded, in whole or in part, and no provision inconsistent therewith or herewith may be adopted, without (i) prior to the Trigger Date, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of each class of Embark Technology Common Stock (each voting separately as a class), and (ii) on or after the Trigger Date, the affirmative vote of the holders of at least two-thirds (66 2/3%) of the total voting power of all the then outstanding shares of stock of Embark Technology entitled to vote thereon, voting together as a single class; provided, however, that, in addition to any other vote required by law, any amendment to the Embark Technology Charter that (x) increases the voting power of the Embark Technology Class B Common Stock or (y) alters or changes Article V, Section A.7 of the Embark Technology Charter in a manner that adversely affects the holders of

Embark Technology Class A Common Stock shall not be approved, in each case, without the affirmative vote of the holders of at least a majority of the total voting power of all then-outstanding shares of Embark Technology Class A Common Stock of Embark Technology entitled to vote thereon, voting as a separate class.

The Embark Technology Bylaws provide that they may be amended or repealed by the Embark Technology Board, or by the stockholders of Embark Technology; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Embark Technology Charter or applicable law (including any Certificate of Designation(s) in respect of one or more series of Embark Technology preferred stock), at any time (i) prior to the Trigger Date, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of each class of Embark Technology Common Stock (each voting separately as a class), (ii) after the Trigger Date and until the Sunset Date, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of Embark Technology entitled to vote generally in an election of directors, and (iii) after the Sunset Date, the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of Embark Technology with the power to vote generally in an election of directors, voting together as a single class.

Conflicts of Interest of Directors

Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum (ii) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the stockholders. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Conflicts of Interest of Directors

Neither (i) any of and its affiliates nor (ii) any members of the Embark Technology Board who are not employees of Embark Technology or his or her affiliates (other than Embark Technology, any of its subsidiaries or their respective officers or employees) (the persons identified in (i) and (ii) above being referred to as an “Identified Person”) shall, to the fullest extent permitted by law, have any fiduciary duty to refrain from directly or indirectly (A) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which Embark Technology or any of its subsidiaries now engages or proposes to engage or (B) competing with Embark Technology or any of its affiliates or subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other person (other than Embark Technology or any of its subsidiaries), and, to the fullest extent permitted by law, no Identified Person shall be liable to Embark Technology or its stockholders or to any affiliate of Embark Technology for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities.

Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

A corporate opportunity shall not be deemed to be a potential corporate opportunity for Embark Technology if it is a business opportunity that (a) Embark Technology is neither financially or legally able, nor contractually permitted, to undertake, (b) from its nature, is not in the line of Embark Technology’s business or is of no practical advantage to Embark Technology or (c) is one in which Embark Technology has no interest or reasonable expectancy.

Embark Technology renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and Embark Technology or any of its affiliates. In the event that any Identified Person acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for itself, herself or himself, or any of its or his or her Affiliates, and Embark Technology or any of its affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or present such transaction or matter to Embark Technology or any of its subsidiaries, as the case may be and, to the fullest extent permitted by law, shall not be liable to Embark Technology or its stockholders or to any subsidiary of Embark Technology for breach of any duty (fiduciary, contractual or otherwise) as a stockholder or director of Embark Technology by reason of the fact that such Identified Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to Embark Technology or any of its subsidiaries (or its affiliates).

Embark Technology does not renounce its interest in any corporate opportunity offered to any members of the Embark Technology Board who are not employees of Embark Technology or his or her affiliates if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation.

DESCRIPTION OF EMBARK TECHNOLOGY SECURITIES

The following summary of certain provisions of Embark Technology securities does not purport to be complete and is subject to the Embark Technology Charter, the Embark Technology Bylaws and the provisions of applicable law. Copies of the Embark Technology Charter and the Embark Technology Bylaws are attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

Authorized Capitalization

General

The total amount of Embark Technology’ authorized capital stock consists of        shares of Embark Technology Class A Common Stock, par value $0.0001 per share        shares of Embark Technology Class B Common Stock, and        shares of Embark Technology preferred stock, par value $0.0001 per share. Embark Technology expects to have approximately        million shares of Embark Technology Class A Common Stock and        million shares of Embark Technology Class B Common Stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no public stockholders exercise their redemption rights in connection with the Business Combination.

The following summary describes all material provisions of Embark Technology’s capital stock. NGA urges you to read the Embark Technology Charter and the Embark Technology Bylaws (copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively).

Preferred Stock

The Board of Embark Technology has authority to issue shares of Embark Technology’s preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of Embark Technology’s preferred stock could have the effect of decreasing the trading price of Embark Technology’s Common Stock, restricting dividends on Embark Technology’s capital stock, diluting the voting power of Embark Technology’s Common Stock, impairing the liquidation rights of Embark Technology’s capital stock, or delaying or preventing a change in control of Embark Technology.

Class A Common Stock

Embark Technology Class A Common Stock is not entitled to preemptive or other similar subscription rights to purchase any of Embark Technology’s securities. Embark Technology Class A Common Stock is neither convertible nor redeemable. Unless Embark Technology’s board of directors determines otherwise, Embark Technology will issue all of Embark Technology’s capital stock in uncertificated form.

Class B Common Stock

Embark Technology Class B Common Stock is not entitled to preemptive or other similar subscription rights to purchase any of Embark Technology’s securities. Embark Technology Class B Common Stock is convertible into Class A common stock. The Embark Founders will hold all outstanding shares of Class B Common Stock up on consummation of the Business Combination.

Voting Rights

Each holder of Embark Technology Class A Common Stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by the Embark Technology Charter. Each holder of Embark Technology Class B Common Stock is entitled to ten votes per share on each matter submitted to a vote of stockholders, as provided by the Embark Technology Charter. Following the Business Combination, holders of Class B Common Stock will have the ability to control the business affairs of Embark Technology. The Embark Technology Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Embark Technology Bylaws or the Embark Technology Charter, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of Embark Technology Common Stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of Embark Technology’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of Embark Technology’s Preferred Stock, if any, and any contractual limitations on Embark Technology’s ability to declare and pay dividends.

Other Rights

Each holder of Embark Technology Common Stock is subject to, and may be adversely affected by, the rights of the holders of any series of Embark Technology preferred stock that Embark Technology may designate and issue in the future.

Liquidation Rights

If Embark Technology is involved in voluntary or involuntary liquidation, dissolution or winding up of Embark Technology’s affairs, or a similar event, each holder of Embark Technology Common Stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of Embark Technology preferred stock, if any, then outstanding.

Anti-takeover Effects of the Embark Technology Charter and the Embark Technology Bylaws

The Embark Technology Charter and the Embark Technology Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of Embark Technology. Embark Technology expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Embark Technology to first negotiate with the Board, which Embark Technology believes may result in an improvement of the terms of any such acquisition in favor of Embark Technology’s stockholders. However, they also give the Board the power to discourage mergers that some stockholders may favor.

Special Meetings of Stockholders

The Embark Technology Charter provides that a special meeting of stockholders may be called by the (a) the Chairperson of the Board, (b) the Board, (c) the Chief Executive Officer of Embark Technology or (d) the President of Embark Technology at any time, including prior to or after the Trigger Date and prior to or after the Sunset Date. In addition, the Embark Technology Bylaws also provide that beginning on the Trigger Date and until the Sunset Date, special meetings of the stockholders may be called by the Secretary of Embark Technology upon the written request of any one or more holders of record that collectively hold, in the aggregate, at least 25% of the voting power of the issued and outstanding shares of stock of Embark Technology. Any such special meeting may be postponed, rescheduled or cancelled by the Board or other person calling the meeting.

Action by Written Consent

The Embark Technology Charter provides that, beginning on the Trigger Date and until the Sunset Date, any action required or permitted to be taken by the stockholders at an annual or special meeting of stockholders may be taken by a written consent in lieu of a meeting; however, during all other periods, including prior to the Trigger Date and after the Sunset Date, any such action shall not be taken by written consent in lieu of a meeting.

Removal of Directors and Filling Director Vacancies

The Embark Technology Charter provides that (i) after the Trigger Date and until the Sunset Date, directors of Embark Technology may be removed, with or without cause, only upon the affirmative vote of a holders of at least a majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors and (ii) during any other period, including prior to the Trigger Date and after the Sunset Date, directors may be removed only for cause and only by holders of majority of the voting power of all of the Embark Technology Common Stock entitled to vote in an election of directors.

In connection with the filling of vacancies, the Embark Technology Charter provides that (i) following the Trigger Date and until the Sunset Date, all vacancies on the board of directors, however created, may only be filled by the affirmative vote of holders of at least a majority of the voting power of the outstanding Embark Technology Common Stock entitled to vote in an election of directors and (ii) for any other period, including prior to the Trigger Date and after the Sunset Date, any director vacancy may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of ⅔ of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under the Embark Technology Charter, following the Trigger Date Embark Technology opted out of Section 203 of the DGCL, but will provide other similar restrictions regarding takeovers by interested stockholders, except that the modified restrictions provide that the Embark Founders and their permitted transferees will not be deemed to be “interested stockholders,” regardless of the percentage of their voting stock and are therefore not be subject to such restrictions. Until the Trigger Date, Section 203 of the DGCL will govern such transactions.

The Embark Technology Charter provides for a multi-class stock structure, which will give the Embark Founders, for so long as they continue to collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Embark Technology, control over all matters requiring stockholder approval, including in connection with the merger or other sale of Embark Technology or the sale of all or substantially all of its assets.

Limitations on Liability and Indemnification of Officers and Directors

The Embark Technology Charter provides that Embark Technology will indemnify Embark Technology’s directors to the fullest extent authorized or permitted by applicable law. Embark Technology expects to enter into agreements to indemnify Embark Technology’s directors, executive officers and other employees as determined by the Board. Under the Embark Technology Bylaws, Embark Technology is required to indemnify each of Embark Technology’s directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of Embark Technology or was serving at Embark Technology’s request as a director, officer, employee or agent for another entity. Embark Technology must indemnify Embark Technology’s officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Embark Technology, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Embark Technology Bylaws also require Embark Technology to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by Embark Technology. Any claims for indemnification by Embark Technology’s directors and officers may reduce Embark Technology’s available funds to satisfy successful third-party claims against Embark Technology and may reduce the amount of money available to Embark Technology.

Exclusive Jurisdiction of Certain Actions

The Embark Technology Charter requires, to the fullest extent permitted by law, that derivative actions brought in the name of Embark Technology, actions against directors, officers and employees for breach of fiduciary duty, any provision of the DGCL, the Embark Technology Charter, the Embark Technology Bylaws and other similar actions may be brought only in the Court of Chancery in the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the exclusive jurisdiction provisions of the Embark Technology Charter and (b) service of process on such stockholder’s counsel. Notwithstanding the foregoing, the Embark Technology Charter will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although Embark Technology believes this provision benefits Embark Technology by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Embark Technology’s directors and officers.

Transfer Agent

The transfer agent for Embark Technology Common Stock will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF EMBARK TECHNOLOGY SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Embark Technology Common Stock or Embark Technology warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Embark Technology at the time of, or at any time during the three months preceding, a sale and (ii) Embark Technology is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Embark Technology was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Embark Technology common stock shares or Embark Technology warrants for at least six months but who are affiliates of Embark Technology at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of Embark Technology Common Stock then outstanding; or
•	the average weekly reported trading volume of Embark Technology’s Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Embark Technology under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Embark Technology.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after NGA has completed NGA’s initial business combination.

NGA anticipates that following the consummation of the Business Combination, Embark Technology will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Embark Technology Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Embark Technology Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of Embark Technology’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of Embark Technology’s board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of Embark Technology both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Embark Technology Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for Embark Technology’s annual meeting of stockholders, Embark Technology’s secretary must receive the written notice at Embark Technology’s principal executive offices:

•not earlier than the 90th day; and

•not later than the 120th day,

•before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or Embark Technology holds its annual meeting of stockholders more than more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

Accordingly, for Embark Technology’s        annual meeting, assuming the meeting is held on        ,        , notice of a nomination or proposal must be delivered to Embark Technology no later than        ,        and no earlier than        . Nominations and proposals also must satisfy other requirements set forth in the bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the       annual general meeting pursuant to Rule 14a-8, assuming the meeting is held        on        , must be received at NGA’s principal office on or before        ,        and must comply with Rule 14a-8.

Stockholder Director Nominees

The Embark Technology Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of Embark Technology’s Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by the Embark Technology Bylaws. In addition, the stockholder must give timely notice to Embark Technology’s secretary in accordance with the Embark Technology Bylaws, which, in general, require that the notice be received by Embark

Technology’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with NGA’s Board, any committee chair or the non-management directors as a group by writing to the board or committee chair in care of Northern Genesis Acquisition Corp. II, 4801 Main Street, Suite 1000, Kansas City, Missouri 64112. Following the Business Combination, such communications should be sent in care of Embark Technology, 424 Townsend Street, San Francisco, CA 94107. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chair or all non-management directors.

LEGAL MATTERS

Husch Blackwell LLP has passed upon the validity of the securities of NGA offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Embark Trucks, Inc. as of and for the years ended December 31, 2020 and 2019, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Northern Genesis Acquisition Corp. II as of December 31, 2020 and for the period from September 25, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Unless NGA has received contrary instructions, NGA may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if NGA believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce NGA’s expenses. However, if stockholders prefer to receive multiple sets of NGA’s disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of NGA’s disclosure documents, the stockholders should follow these instructions:

•

If the shares are registered in the name of the stockholder, the stockholder should contact NGA at its offices at Northern Genesis Acquisition Corp. II, 4801 Main Street, Suite 1000, Kansas City, MO 64112, directed to the attention of its Secretary, or its telephone number at (816) 514-0324 to inform NGA of his or her request; or

•	If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

WHERE YOU CAN FIND MORE INFORMATION

NGA has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

NGA files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on NGA at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, NGA’s corporate website under the heading “Documents,” at http://www.northerngenesis.com. NGA’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Special Meeting, you should contact NGA’s proxy solicitor at the following address and telephone number:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-Free: (888) 605-1958

Banks and Brokers Call: (212) 269-5550

nga@dfking.com

If you are an NGA stockholder and would like to request documents, please do so by        , 2021, in order to receive them before the Special Meeting. If you request any documents from NGA, NGA will mail them to you by first class mail, or another equally prompt means.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to NGA has been supplied by NGA, and all such information relating to Embark has been supplied by Embark, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated        , 2021. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to NGA stockholders nor the issuance of securities by NGA pursuant to the Business Combination will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of or offer to buy any securities, or the solicitation of a proxy, in any jurisdiction where or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Northern Genesis Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Northern Genesis Acquisition Corp. II (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholder’s equity and cash flows for the period from September 25, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from September 25, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2020.
Houston, Texas April 14, 2021

NORTHERN GENESIS ACQUISITION CORP. II

BALANCE SHEET

DECEMBER 31, 2020

ASSETS
Deferred offering costs	$249,917
TOTAL ASSETS	$249,917
LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accrued expenses	$1,450
Accrued offering costs	107,000
Promissory note — related party	117,917
Total Current Liabilities	226,367
Commitments and Contingencies
Stockholder’s Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 10,350,000 shares issued and outstanding	1,035
Additional paid-in capital	23,965
Accumulated deficit	(1,450)
Total Stockholder’s Equity	23,550
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$249,917

The accompanying notes are an integral part of the financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM SEPTEMBER 25, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Formation and operating costs	$1,450
Net Loss	$(1,450)
Weighted average shares outstanding, basic and diluted	10,350,000
Basic and diluted net loss per common share	$(0.00)

The accompanying notes are an integral part of the financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

FOR THE PERIOD FROM SEPTEMBER 25, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Capital	Deficit	Equity
Balance — September 25, 2020 (inception)	—	$—	$—	$—	$—
Issuance of common stock to Sponsor	10,350,000	1,035	23,965	—	25,000
Net loss	—	—	—	(1,450)	(1,450)
Balance — December 31, 2020	10,350,000	$1,035	$23,965	$(1,450)	$23,550

The accompanying notes are an integral part of the financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 25, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(1,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accrued expenses	1,450
Net cash used in operating activities	—
Cash Flows from Financing Activities:
Proceeds from promissory note — related party	117,917
Payment of offering costs	(117,917)
Net cash provided by financing activities	—
Net Change in Cash	—
Cash — Beginning	—
Cash — Ending	$—
Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$107,000
Deferred offering costs paid by Sponsor in exchange for the issuance of common stock	$25,000

The accompanying notes are an integral part of the financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1  —  DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Northern Genesis Acquisition Corp. II (the “Company”) was incorporated in Delaware on September 25, 2020. The Company is a blank check company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to initially concentrate on target businesses making a positive contribution to sustainability through the ownership, financing and management of societal infrastructure.

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from September 25, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on January 12, 2021. On January 15, 2021, the Company consummated the Initial Public Offering of 41,400,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares,” which includes the full exercise by the underwriters of their over-allotment option in the amount of 5,400,000 Units, at $10.00 per Unit, generating gross proceeds of $414,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,686,667 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Company’s sponsor, Northern Genesis Sponsor II LLC (the “Sponsor”), generating gross proceeds of $10,030,000, which is described in Note 4.

Transaction costs amounted to $23,221,415 consisting of $8,280,000 of underwriting fees, $14,490,000 of deferred underwriting fees and $451,415 of other offering costs.

Following the closing of the Initial Public Offering on January 15, 2021, an amount of $414,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and held as cash or invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company intends to only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, if a majority of the then outstanding shares of common stock present and entitled to vote at the meeting to approve the Business Combination (or such greater number as may be required by applicable law or the rules of any applicable national securities exchange) are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors have agreed (a) to waive redemption rights with respect to the Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination and certain amendments to the Amended and Restated Certificate of Incorporation or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provisions that specifically apply only to the period prior to the consummation of our initial business combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until January 15, 2023 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period and stockholders do not approve an amendment to the Amended and Restated Certificate of Incorporation to extend this date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The holders of the Founder Shares have no redemption rights with respect to such Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay the Company’s tax obligations and up to $100,000 for liquidation excepts, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (even if such waiver is deemed to be unenforceable) and except as to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Management’s Plan

Prior to the completion of the initial public offering, the Company lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statement. The Company has since completed its Initial Public Offering at which time capital in excess of the funds deposited in the Trust Account and/or used to fund offering expenses was released to the Company for general working capital purposes. Accordingly, management has since reevaluated the Company’s liquidity and financial condition and determined that sufficient capital exists to sustain operations through March 31, 2022 and therefore substantial doubt has been alleviated.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 2  —  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

Deferred offering costs consisted of legal, accounting and other expenses incurred through the balance sheet date that were directly related to the Initial Public Offering. On January 15, 2021, offering costs amounting to $23,221,415 were charged to stockholder’s equity upon the completion of the Initial Public Offering (see Note 1). As of December 31, 2020, there were $249,917 of deferred offering costs recorded in the accompanying balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period from September 25, 2020 (inception) through December 31, 2020.

Net Loss Per Common Share

Net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding during the period, excluding shares of common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 1,350,000 shares that were subject to forfeiture by the Sponsor if the over-allotment option was not exercised by the underwriter (see Note 5). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3  — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 41,400,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 5,400,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4  —  PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,686,667 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $10,030,000, from the Company in a private placement. Each Private Placement Warrant will entitle the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5  —  RELATED PARTY TRANSACTIONS

Founder Shares

On October 2, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 8,625,000 shares of the Company’s common stock (the “Founder Shares”). On January 12, 2021, the Company effected a stock dividend of 0.2 shares for each founder share outstanding, resulting in 10,350,000 shares of common stock outstanding. All share and per-share amounts have been retroactively restated to reflect the stock dividend. As a result of the underwriters’ election to fully exercise their over-allotment option, a total of 1,350,000 Founder Shares are no longer subject to forfeiture.

The Sponsor will agree, subject to limited exceptions, not to transfer title to any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company agreed, commencing on January 12, 2021, through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor or an affiliate of the Sponsor, a total of $10,000 per month for office space, utilities, secretarial support and administrative services.

Due from Sponsor

At the closing of the Initial Public Offering on January 15, 2021, a portion of the proceeds from the sale of the Private Placement Warrants in the amount of $1,080,000 was due to the Company to be held outside of the Trust Account for working capital purposes. Such amount was paid by the Sponsor to the Company on January 18, 2021.

Promissory Note  —  Related Party

On September 25, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $150,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2021, (ii) the consummation of the Initial Public Offering or (iii) the abandonment of the Initial Public Offering. As of December 31, 2020, there was $117,917 in borrowings outstanding under the Promissory Note, which is currently due on demand.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officer or directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $3,000,000 of the notes may be converted into warrants at a price of $1.50 per warrant (“Working Capital Warrants”). Such Working Capital Warrants would be identical to the Private Placement Warrants. In the event that a Business

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

NOTE 6  —  COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on January 12, 2021, the holders of the Founder Shares, Private Placement Warrants, any Working Capital Warrants, and any Forward Purchase Securities (and any shares of common stock issuable upon the exercise of the Private Placement Warrants, any Working Capital Warrants, or any Forward Purchase Warrants) will be entitled to registration rights requiring the Company to register such securities for resale. The holders of these securities will be entitled to make up to four demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of 3.5% of the gross proceeds of the Initial Public Offering, or $14,490,000. The deferred fee will be payable in cash to the underwriters solely in the event that the Company completes a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

The Company entered into the forward purchase agreement (the “Forward Purchase Agreement”) with Northern Genesis Capital II LLC (formerly Northern Genesis Capital LLC), an entity which is affiliated with the Company’s Sponsor, pursuant to which, if the Company determines to raise capital by issuing equity securities in connection with the closing of its initial business combination, certain persons have the first right to purchase an aggregate maximum amount of $75,000,000 of either (i) a number of units (“Forward Purchase Units”), consisting of one share of Class A common stock (“Forward Purchase Shares”) and one-sixth of one redeemable warrant (“Forward Purchase Warrants”), for $10.00 per unit or (ii) a number of Forward Purchase Shares for $9.75 per share (such Forward Purchase Shares valued at $9.75 per share or the Forward Purchase Units, as the case may be, the “Forward Purchase Securities”), in a private placement that would close simultaneously with the closing of the Initial Business Combination. The Forward Purchase Warrants would have the same terms as the Public Warrants and the Forward Purchase Shares would be identical to the shares of common stock included in the Units sold in the Initial Public Offering, except the Forward Purchase Shares and the Forward Purchase Warrants would be subject to transfer restrictions until registered pursuant to certain registration rights. The funds from the sale of the Forward Purchase Securities may be used as part of the consideration to the sellers in the initial Business Combination and for expenses in connection with an initial Business Combination, and any excess funds may be used for the working capital needs of the post-transaction company.

The forward purchase transaction is not dependent upon or affected by the percentage of stockholders electing to redeem their Public Shares and may provide the Company with an increased minimum funding level for the initial Business Combination. The forward purchase transaction is subject to conditions, including one or more purchasers (each, a “forward purchase investor”) confirming its commitment to purchase Forward Purchase Securities and the amount thereof, no later than fifteen days after the Company notifies Northern Genesis Capital II LLC of the Company’s intention to raise capital through the issuance of equity securities in connection with the closing of an initial Business Combination. Each forward purchase investor may grant or withhold its confirmation entirely within its sole discretion. Accordingly, if a forward purchase investor does not confirm the purchase, it will not have the right and will not be obligated to purchase any of the Forward Purchase Securities.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 7  —  STOCKHOLDER’S EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2020, there were 10,350,000 shares of common stock issued and outstanding.

Warrants —  Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 days, after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within a 30 trading day period commencing once the warrants become exercisable and ending commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 10 trading day period starting on the trading day prior the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants, Working Capital Warrants, and the common stock issuable upon the exercise of the Private Placement Warrants and Working Capital Warrants cannot be transferred until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants and Working Capital Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If any Private Placement Warrants or Working Capital Warrants are held by someone other than the initial purchasers or their permitted transferees, such Private Placement Warrants and Working Capital Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8  —  SUBSEQUENT EVENTS

On April 12, 2021, the SEC issued guidance informing market participants that warrants issued by special purpose acquisition companies (“SPACs”), such as the Company, may need to be classified as a liability of the SPAC measured at fair value, with changes in fair value reported each period. Such classification will not affect the financial statements presented in this Form 10-K, because the Company had not consummated its Initial Public Offering and had not issued any warrants during the period from September 25, 2020 (inception) through December 31, 2020. The Company has determined, pursuant to the SEC’s guidance, that the fair value of the warrants issued by the Company upon the consummation of its Initial Public Offering should be reclassified from temporary equity to warrant liability in the balance sheet included in the Current Report on Form 8-K filed on January 22, 2021. Subsequently, changes in the fair value of the warrants will be recorded in the statement of operations. In addition, the Registration Statements filed on Form S-1 and the Final Prospectus filed before the closing of the Initial Public Offering on January 15, 2021 did not account for the effect of this reclassification in its capitalization table and certain other disclosures. The Company is evaluating the materiality of this reclassification and is assessing the impact of this reclassification on its balance sheet included in the filed Form 8-K in accordance with SEC Staff Accounting Bulletin (“SAB”) 99 and SAB 108, which is

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

expected to be completed before the filing by the Company of its Quarterly Report Form 10-Q for the period ended March 31, 2021.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than as described in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

INDEX TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

June 30, 2020

NORTHERN GENESIS ACQUISITION CORP. II

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets
Cash	$296,271	$—
Prepaid expenses and other current assets	208,263	—
Total Current Assets	504,534	—
Deferred offering costs	—	249,917
Marketable securities held in Trust Account	414,023,366	—
TOTAL ASSETS	$414,527,900	$249,917
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$640,600	$1,450
Accrued offering costs	—	107,000
Promissory note – related party	—	117,917
Total Current Liabilities	640,600	226,367
FPA liability	1,106,667	—
Warrant liability	34,956,801	—
Deferred underwriting fee payable	14,490,000	—
Total Liabilities	51,194,068	226,367
Commitments
Common stock subject to possible redemption 41,400,000 and -0- shares at redemption value at June 30, 2021 and December 31, 2020, respectively	414,000,000	—
Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 15,805,951 and 10,350,000 shares issued and outstanding (excluding 35,944,049 and no shares subject to possible redemption) at June 30, 2021 and December 31, 2020, respectively	1,035	1,035
Additional paid-in capital	—	23,965
Accumulated deficit	(50,667,203)	(1,450)
Total Stockholders’ Equity	(50,666,168)	23,550
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$414,527,900	$249,917

The accompanying notes are an integral part of the unaudited condensed financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months	Six Months
	Ended	Ended
	June 30, 2021	June 30, 2021
Operating and formation costs	$1,261,199	$2,873,957
Loss from operations	(1,261,199)	(2,873,957)
Other expense:
Change in fair value of warrant liability	(10,857,934)	(4,373,334)
Change in fair value of FPA liability	(140,000)	(140,000)
Loss on initial issuance of private warrants	—	(267,467)
Offering costs allocated to warrant and FPA liabilities	—	(1,148,289)
Interest earned on marketable securities held in Trust Account	15,025	23,366
Other expense, net	(10,982,909)	(5,905,724)

Loss before income taxes	(12,244,108)	(7,363,925)
Benefit (provision) for income taxes	—	—
Net loss	$(12,244,108)	$(7,363,925)

Basic and diluted weighted average shares outstanding, Common stock subject to redemption	37,153,752	61,945,851
Basic and diluted net income per share, Common stock subject to redemption	$0.00	$0.00
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	14,596,248	14,393,060
Basic and diluted net income per share, Non-redeemable common stock	$(0.84)	$(0.51)

The accompanying notes are an integral part of the unaudited condensed financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

THREE AND SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

				Retained
			Additional	Earnings /	Total
	Common Stock		Paid-in	(Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit)	Equity
Balance – January 1, 2021	10,350,000	$1,035	$23,965	$(1,450)	$23,550
Sale of 41,400,000 Units, net of underwriting discounts	41,400,000	4,140	371,625,771	—	371,629,911
Sale of 6,686,667 Private Placement Warrants	—	—	10,963	—	10,963
Common stock subject to possible redemption	(36,524,863)	(3,652)	(365,244,981)	—	(365,248,633)
Change in value of common stock subject to redemption	(628,889)	(63)	(6,295,906)	—	(6,295,969)
Net Income	—	—	—	4,880,183	4,880,183
Balance – March 31, 2021	14,596,248	$1,460	$119,812	$4,878,733	$5,000,005
Change in value of common stock subject to redemption	(4,246,248)	(425)	(119,812)	(42,335,161)	(42,455,398)
Initial classification of FPA liability	—	—	—	(966,667)	(966,667)
Net Loss	—	—	—	(12,244,108)	(12,244,108)
Balance – June 30, 2021	10,350,000	$1,035	$—	$(50,667,203)	$(50,666,168)

The accompanying notes are an integral part of the unaudited condensed financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

CONDENSED STATEMENT OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

Cash Flows from Operating Activities:
Net loss	$(7,363,925)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(23,366)
Changes in fair value of warrant liability	4,373,334
Change in fair value of FPA liability	140,000
Loss on initial issuance of private warrants	267,467
Offering costs allocable to warrant liabilities	1,148,289
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(208,263)
Accrued expenses	639,150
Net cash used in operating activities	(1,027,314)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(414,000,000)
Net cash used in investing activities	(414,000,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	405,720,000
Proceeds from sale of Private Placement Warrants	10,030,000
Repayment of promissory note – related party	(117,917)
Payment of offering costs	(308,498)
Net cash provided by financing activities	415,323,585
Net Change in Cash	296,271
Cash – Beginning of period	—
Cash – End of period	$296,271
Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$365,248,633
Change in value of common stock subject to possible redemption	$48,751,367
Initial Classification of Warrant Liabilities	$30,583,467
Deferred underwriting fee payable	$14,490,000

The accompanying notes are an integral part of the unaudited condensed financial statements.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Northern Genesis Acquisition Corp. II (the “Company”) was incorporated in Delaware on September 25, 2020. The Company is a blank check company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to initially concentrate on target businesses making a positive contribution to sustainability through the ownership, financing and management of societal infrastructure.

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity through June 30, 2021 relates to the Company’s formation, initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on January 12, 2021. On January 15, 2021, the Company consummated the Initial Public Offering of 41,400,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares, which includes the full exercise by the underwriter of its over-allotment option in the amount of 5,400,000 Units, at $10.00 per Unit, generating gross proceeds of $414,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,686,667 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Company’s sponsor, Northern Genesis Sponsor II LLC (the “Sponsor”), generating gross proceeds of $10,030,000, which is described in Note 4.

Transaction costs amounted to $23,221,415 consisting of $8,280,000 of underwriting fees, $14,490,000 of deferred underwriting fees and $451,415 of other offering costs.

Following the closing of the Initial Public Offering on January 15, 2021, an amount of $414,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and held as cash or invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company intends to only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, if a majority of the then outstanding shares of common stock present and entitled to vote at the meeting to approve the business combination (or such greater number as may be required by applicable law or the rules of any applicable national securities exchange) are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers, directors and director nominees will agree (a) to waive redemption rights with respect to the Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination and certain amendments to the Amended and Restated Certificate of Incorporation or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provisions that specifically apply only to the period prior to the consummation of our initial business combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until January 15, 2023 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period and stockholders do not approve an amendment to the Amended and Restated Certificate of Incorporation to extend this date, the Company will

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(i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The holders of the Founder Shares will agree to waive liquidation rights with respect to such shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor will agree to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay the Company’s tax obligation and up to $100,000 for liquidation excepts, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (even if such waiver is deemed to be unenforceable) and except as to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Initial Public Offering, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on January 14, 2021, as well as the Company’s Current Report on Form 8-K, as filed with the SEC on January 19, 2021. The interim results for the three and six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements,

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which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2021 and December 31, 2020.

Marketable Securities Held in Trust Account

At June 30, 2021 and December 31, 2020, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities.

Warrant and FPA Liabilities

The Company accounts for the Warrants and FPA (as defined in Note 6) in accordance with the guidance contained in ASC 815-40, under which the Warrants and FPA do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants and FPA as liabilities at their fair value and adjust the Warrants and FPA to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations. The fair value of the Public Warrants were initially estimated using a Monte Carlo simulation. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value of the Warrants as of each relevant date. The Private Placement Warrants and FPA are valued using a Modified Black Scholes Option Pricing Model.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, the 41,400,000 shares of common stock subject to possible redemption at June 30, 2021 are presented as temporary equity, outside of the stockholders’ equity (deficit) section of the Company’s condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

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ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2021, due to the valuation allowance recorded on the Company’s net operating losses and permanent differences.

Net income per Common Share

Net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 20,486,667 shares in the calculation of diluted loss per share, since the average stock price of the Company’s common stock for the three and six months ended June 30, 2021 was less than the exercise price and therefore, the inclusion of such warrants under the treasury stock method would be anti-dilutive.

The Company’s statements of operations includes a presentation of income (loss) per share for common stock subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per common share, basic and diluted, for common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account by the weighted average number of common stock subject to possible redemption outstanding since original issuance.

Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-redeemable common stock includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

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NOTES TO CONDENSED FINANCIAL STATEMENTS

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The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Three Months
	Ended	Six Months
	June 30,	Ended
	2021	June 30, 2021
Common stock subject to possible redemption
Numerator: Earnings allocable to common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account	$15,025	$(23,366)
Less: interest available for payment of taxes	(15,025)	(23,366)
Net income allocable to common stock subject to possible redemption	$—	$—
Denominator: Weighted Average common stock subject to possible redemption
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	37,153,752	61,945,851
Basic and diluted net income per share, common stock subject to possible redemption	$0.00	$0.00
Non-Redeemable Common Stock
Numerator: Net Income minus Redeemable Net Earnings
Net income	$(12,244,108)	$(7,363,925)
Less: Net income allocable to common stock subject to possible redemption	—	—
Non-Redeemable Net Income	$(12,244,108)	$(7,363,925)
Denominator: Weighted Average Non-redeemable Common stock
Basic and diluted weighted average shares outstanding, Non-redeemable Common stock	14,596,248	14,393,060
Basic and diluted net income per share, Non-redeemable Common stock	$(0.84)	$(0.51)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

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●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3.   PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 41,400,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 5,400,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of common stock and one-third of one redeemable warrant redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

NOTE 4.   PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,686,667 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $10,030,000, from the Company in a private placement. Each Private Placement Warrant will entitle the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 8). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5.   RELATED PARTY TRANSACTIONS

Founder Shares

On October 2, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 8,625,000 shares of the Company’s common stock (the “Founder Shares”). On January 12, 2021, the Company effected a stock dividend of 0.2 shares for each founder share outstanding, resulting in 10,350,000 shares of common stock outstanding. All share and per-share amounts have been retroactively restated to reflect the stock dividend. As a result of the underwriters’ election to fully exercise their over-allotment option, a total of 1,350,000 Founder Shares are no longer subject to forfeiture.

The Sponsor will agree, subject to limited exceptions, not to transfer title to any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on January 12, 2021, pursuant to which the Company will pay an affiliate of the Sponsor a total of up to $10,000 per month for office space, utilities, secretarial support and administrative services. For the three and six months ended June 30, 2021, the Company incurred and paid $30,000 and $60,000 in fees for these services, respectively, of which such amount is included in accounts payable and accrued expenses in the accompanying balance sheets.

Due from Sponsor

At the closing of the Initial Public Offering on January 15, 2021, a portion of the proceeds from the sale of the Private Placement Warrants in the amount of $1,080,000 was due to the Company to be held outside of the Trust Account for working capital purposes. Such amount was paid by the Sponsor to the Company on January 18, 2021.

Promissory Note — Related Party

On September 25, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $150,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2021, (ii) the consummation of the Initial Public Offering

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or (iii) the abandonment of the Initial Public Offering. As of June 30, 2021 and December 31, 2020, there was $0 and $117,917, respectively, outstanding under the Promissory Note.

Personnel Services Agreement

The Company entered into a Personnel Services Agreement, dated April 1, 2021, with the Sponsor pursuant to which, subject to maintaining funds adequate for our projected obligations, the Company expects to pay up to $2,000,000 in the aggregate in respect of the services of personnel affiliated with the Sponsor, including persons who may be directors or officers of the Company, for activities on the Company's behalf, including services related to identifying, investigating and completing an initial business combination and other operational and support services. To the extent any amounts are in respect of the services of individuals who also serve as directors or executive officers of the Company, such amounts will be reviewed and approved by its audit committee. For the three and six months ended June 30, 2021, the Company incurred $440,000, inclusive of $200,000 in initial payment of the agreement and $80,000 for each month within the second quarter for these services, of which such amount is included in accounts payable in the accompanying balance sheets.

The Sponsor, the Company's officers, and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on the Company's behalf. For the three and six months ended June 30, 2021, there were no amounts relating to the above arrangement recorded.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers, directors and director nominees or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $3,000,000 of the notes may be converted into warrants at a price of $1.50 per warrant (“Working Capital Warrants”). Such Working Capital Warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

NOTE 6.   COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on January 12, 2021, the holders of the Founder Shares, Private Placement Warrants and any Working Capital Warrants that may be issued upon conversion of the Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or Working Capital Warrants) will be entitled to registration rights pursuant to a registration rights agreement requiring the Company to register such securities for resale. The holders of these securities will be entitled to make up to four demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The agreement was amended as described below under “-Forward Purchase Agreement” to add the forward purchase securities.

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NOTES TO CONDENSED FINANCIAL STATEMENTS

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(Unaudited)

Underwriting Agreement

The underwriters are entitled to a deferred fee of 3.5% of the gross proceeds of the Initial Public Offering, or $14,490,000. The deferred fee will be payable in cash to the underwriters solely in the event that the Company completes a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

On January 8, 2021. the Company entered into the forward purchase agreement (the “Forward Purchase Agreement”) with Northern Genesis Capital LLC (the “forward purchase investor”), pursuant to which, if the Company determines to raise capital by issuing equity securities in connection with the closing of its initial business combination, the forward purchase investor, an entity which is affiliated with the Company’s Sponsor, agreed and has the first right to purchase, subject to certain conditions, in an aggregate maximum amount of $75,000,000 of either (i) a number of units (the “forward purchase units”), consisting of one share of Class A common stock (the “forward purchase shares”) and one-sixth of one redeemable warrant (the “forward purchase warrants”), for $10.00 per unit or (ii) a number of forward purchase shares for $9.75 per share (such forward purchase shares valued at $9.75 per share or the forward purchase units, as the case may be, the “forward purchase securities”), in a private placement that would close simultaneously with the closing of the Initial Business Combination. The forward purchase warrants would have the same terms as the Public Warrants and the forward purchase shares would be identical to the shares of common stock included in the Units sold in the Initial Public Offering, except the forward purchase shares and the forward purchase warrants would be subject to transfer restrictions and certain registration rights. The funds from the sale of the forward purchase securities may be used as part of the consideration to the sellers in the initial Business Combination and for expenses in connection with an initial Business Combination, and any excess funds may be used for the working capital needs of the post-transaction company.

The forward purchase transaction is not dependent upon or affected by the percentage of stockholders electing to redeem their Public Shares and may provide the Company with an increased minimum funding level for the initial Business Combination. The forward purchase transaction is subject to conditions, including the forward purchase investor giving the Company its irrevocable written confirmation, confirming its commitment to purchase forward purchase securities and the amount thereof, no later than fifteen days after the Company notifies it of the Company’s intention to raise capital through the issuance of equity securities in connection with the closing of an initial Business Combination. The forward purchase investor may grant or withhold its consent and confirmation entirely within its sole discretion. Accordingly, if the forward purchase investor does not consent to and confirm the purchase, it will not be obligated to purchase any of the forward purchase securities.

On April 21, 2021, the Company entered into an Amended and Restated Forward Purchase Agreement with Northern Genesis Capital II LLC (formerly known as Northern Genesis Capital LLC) ("NGC") (the "NGC Forward Purchase Agreement"), and certain additional Forward Purchase Agreements with additional institutional investors (collectively, with the NGC Forward Purchase Agreement, the "Forward Purchase Agreements"). The Forward Purchase Agreements collectively replace that certain Forward Purchase Agreement previously entered into by the Company and NGC in connection with the closing of the Company's initial public offering (the "Original Agreement").

Pursuant to the Forward Purchase Agreements, if the Company determines to raise capital by the private placement of equity securities in connection with the closing of its initial business combination (subject to certain limited exceptions), the members of NGC (institutional investors that also are members of the Company's Sponsor,) and the parties to the additional Forward Purchase Agreements have the first right to purchase an aggregate amount of up to 7,500,000 "forward purchase units" of the Company (under all Forward Purchase Agreements, taken together) for $10.00 per forward purchase unit, or an aggregate total of $75,000,000. Each forward purchase unit would consist of one share of the Company's common stock and one-sixth of one warrant, with each whole warrant exercisable to purchase one share of the Company's common stock at $11.50 per share. The common stock and warrants included in the forward

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

purchase units would have the same terms as the Company's publicly traded common stock and warrants but would not be freely tradable until registered. As with the Original Agreement, any commitment by any potential purchaser under any of the Forward Purchase Agreements is subject to and conditioned upon written confirmation from the prospective purchaser, following the Company's notification to such purchaser of its intention to enter into an initial business combination agreement, which a prospective purchaser was grant or withhold in its sole discretion.

In addition, if a private placement of equity securities in connection with the Company's initial business combination exceeds $75,000,000, the Company agreed under each Forward Purchase Agreement to use its commercially reasonable efforts to permit priority participation in such additional amount by the members of NGC and the parties to the additional Forward Purchase Agreements, in an aggregate additional amount up to $150,000,000, on the same terms as those offered to other prospective purchasers in connection with such additional private placement amount.

Each Forward Purchase Agreement that the holders of the shares of common stock and warrants included in the forward purchase units will be entitled to registration rights pursuant to the terms of any registration rights agreement applicable to any equity securities issued by way of private placement in connection with the closing of the Company's initial business combination or, in the absence of the foregoing, pursuant to the terms of the registration rights agreement entered into by the Company, Sponsor and NGC in connection with the Company's initial public offering (the "Registration Rights Agreement"). Pursuant to the foregoing, on April 21, 2021, the Registration Rights Agreement was amended to clarify that the shares and warrants included in up to 7,500,000 total forward purchase units remain subject to the Registration Rights Agreement, regardless of the specific Forward Purchase Agreement pursuant to which they may be issued.

Each Forward Purchase Agreement contains representations and warranties by each party, conditions to closing, and additional provisions that are customary for agreements of this nature. The terms of all of the Forward Purchase Agreements are substantively the same, except that the NGC Forward Purchase Agreement gives NGC board observation rights prior to the Company's initial business combination, and gives the members of NGC a priority right to subscribe for any of the forward purchase units that any other prospective purchasers do not elect to purchase under any of the other Forward Purchase Agreements.

Proposed Business Combination

On June 22, 2021, the Company, Embark Trucks Inc., a Delaware Corporation ("Embark"), and NGAB Merger Sub Inc., a Delaware corporation and our wholly owned subsidiary ("Merger Sub"), entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will be merged with and into Embark (the "Merger," together with the other transactions related thereto, the "Embark Business Combination"), with Embark surviving the Merger as a wholly owned subsidiary of us (the "Surviving Corporation").

On the date of closing of the Merger (the "Closing") immediately prior to the effective time of the Merger (the "Effective Time"), the Company will amend and restate our certificate of incorporation (the "Post-Closing Charter"), pursuant to which, among other things, (i) the Company will have a dual class share structure with (x) shares of Class A common stock that will carry voting rights in the form of one vote per share (the "New Class A Common Stock"), and (y) shares of Class B common stock that will carry voting rights in the form of ten votes per share (the "New Class B Common Stock" and, together with the New Class A Common Stock, the "New Common Stock") and (ii) all outstanding shares of Company common stock will be reclassified into shares of New Class A Common Stock. At Closing, the Company will also change our name to Embark Technology, Inc.

Consummation of the transactions contemplated by the Merger Agreement is subject to customary conditions of the respective parties, including the approval of the Embark Business Combination by the Company's stockholders.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

Subscription Agreements

In connection with the execution of the Merger Agreement, the Company and Embark entered into separate subscription agreements (collectively, the "Subscription Agreements") with a number of investors (the "PIPE Investors"). Pursuant to the Subscription Agreements, the PIPE Investors agreed to purchase, and the Company agreed to sell to the PIPE Investors, an aggregate of 16,000,000 shares of New Class A Common Stock (the "PIPE Shares"), for a purchase price of $10.00 per share and an aggregate purchase price of $160 million, in the PIPE Financing.

In addition, in connection with the execution of the Merger Agreement, and pursuant to the Forward Purchase Agreements, certain FPA PIPE Investors agreed to purchase, and the Company agreed to sell to the FPA PIPE Investors, an aggregate of 4,000,000 units, consisting of one share of New Class A Common Stock and one-sixth of a warrant (the "PIPE Units"), for a purchase price of $10.00 per unit and an aggregate purchase price of $40 million, in the PIPE Financing.

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements and PIPE Units pursuant to the Forward Purchase Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Embark Business Combination. The purpose of the PIPE is to raise additional capital for use by the Surviving Corporation following the Closing.

Sponsor Support Agreement and Foundation Investor Support Agreement

In connection with the Merger Agreement, the Company, Embark and the Sponsor entered into the Sponsor Support Agreement pursuant to which Sponsor agreed to vote all of its shares of NGA Common Stock in favor of the approval and adoption of the Business Combination. Additionally, Sponsor agreed, among other things, not to (i) transfer any of its shares of New Class A Common Stock or warrants for certain periods of time as set forth in the Sponsor Support Agreement, subject to certain customary exceptions or (ii) enter into any voting arrangement that is inconsistent with the commitment under the Sponsor Support Agreement to vote in favor of the approval and adoption of the Business Combination. Sponsor also agreed to forfeit, immediately prior to Closing, (i) a relative percentage of up to 1,130,239 Founder Shares to the extent that the Sponsor's institutional investors fail to hold, at the Closing, at least one-half of the shares of NGA Common Stock issued to such investors in connection with our initial public offering, and (ii) up to 627,910 Founder Shares (currently expected to be 393,025 Founder Shares) in connection with the Forward Purchase Agreement investment. The Sponsor Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

In addition, in connection with the Merger Agreement, the Sponsor expects certain of its institutional investors to enter into separate Support Agreements pursuant to which such investors will agree, among other things, to vote all shares of our common stock held by such investor at the time of such vote (i) in favor of the approval and adoption of the Business Combination, the Merger Agreement and each of the Transaction Proposals (as defined in the Merger Agreement), (ii) against any other business combination proposal or related proposals; and (iii) against any proposal, action or agreement that would reasonably be expected to impede, frustrate, or prevent the Merger or the satisfaction of any of the conditions thereto. Each such investor is further expected to represent and agree that such investor has not entered into, and will not enter, any agreement that would restrict, limit or interfere with the voting agreement made in the Support Agreement. The Business Combination Agreement and related agreements are further described in the Form 8-K filed by the Company on June 23, 2020.

NOTE 7.   STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

Common Stock — The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. At June 30, 2021 and December 31, 2020, there were 10,350,000 shares and 10,350,000 of common stock issued and outstanding, excluding 41,400,000 and -0- shares of common stock subject to possible redemption, respectively.

The Company determined the common stock subject to redemption to be equal to the redemption value of approximately $10.00 per share of common stock while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. Upon considering the impact of the FPA, it was concluded that the redemption value should include all shares of common stock resulting in the common stock subject to possible redemption being equal to $414,000,000 adjusted for franchise and income taxes. This resulted in a measurement adjustment to the initial carrying value of the common stock subject to redemption with the offset recorded to additional paid-in capital and accumulated deficit.

NOTE 8.   WARRANT LIABILITY

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 days, after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within a 30 trading day period commencing once the warrants become exercisable and ending commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 10 trading day period starting on the trading day prior the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants, Working Capital Warrants, and the common stock issuable upon the exercise of the Private Placement Warrants and Working Capital Warrants cannot be transferred until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants and Working Capital Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If any Private Placement Warrants or Working Capital Warrants are held by someone other than the initial purchasers or their permitted transferees, such Private Placement Warrants and Working Capital Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9.   FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2021
Assets:
Marketable securities held in Trust Account	1	$414,023,366
Liabilities:
Warrant liability – Public Warrants	1	$23,322,000
Warrant liability – Private Placement Warrants	3	$11,634,801
FPA Liability	2	$1,106,667

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on our balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statements of operations.

The Private Warrants were initially valued using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the common stock. The expected volatility as of the IPO date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own public warrant pricing. A Monte Carlo simulation methodology was used in estimating the fair value of the public warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Warrants. For periods subsequent to the detachment of the warrants from the Units, the close price of the public warrant price was used as the fair value as of each relevant date.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

The following table presents the changes in the fair value of private and public warrant liabilities:

	Private		Warrant
	Placement	Public	Liabilities
Fair value as of September 25, 2020 (inception)	$—	$—	$—
Initial measurement on January 15, 2021	10,297,467	20,286,000	30,583,467
Change in valuation inputs or other assumptions	1,337,334	3,036,000	4,373,334
Fair value as of June 30, 2021	$11,634,801	$23,322,000	$34,956,801

The measurements of the FPA liability are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

The following table presents a summary of the changes in the fair value of the FPA liability, a Level 2 liability, measured on a recurring basis.

FPA Liability
Fair value, April 21, 2021	$966,667
Loss on change in fair value	140,000
Fair value, June 30, 2021	$1,106,667

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

The fair value of the Private Placement Warrants was estimated at January 15, 2021 to be $1.54 per share and at June 30, 2021 to be $1.74 per share using the modified Black-Scholes option pricing model and the following assumptions:

	January 15, 2021	June 30, 2021
Expected Volatility	25.0%	24.0%
Risk-free interest rate	0.58%	.05%
Expected term (years)	5.00	5.00
Fair value per share of common stock	$9.51	$9.95

NOTE 10.   SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

The Company has received one demand letter from putative stockholders of the Company dated July 21, 2021 (the “Demand”) alleging that this proxy statement/prospectus omits material information concerning the Business Combination. The Demand seeks the issuance of corrective disclosures in an amendment or supplement to this proxy statement/prospectus. The Company believes that the disclosures set forth in this proxy statement/prospectus comply fully with applicable law. However, the Company and Embark are assessing whether to voluntarily amend or supplement the disclosure contained in this proxy statement/prospectus for purposes of avoiding expenses associated with any claims that could be made based on such Demand and provide additional information to each of the Company's and Embark's respective stockholders. The foregoing, and any supplement to such disclosure that may be made, is not intended to be an admission of the legal necessity or materiality under applicable laws of any such disclosures. The Company specifically denies all allegations that any additional disclosure is required and the Company reserves all defenses in connection with the Demand.

NORTHERN GENESIS ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

Embark Trucks Inc.

Financial Statements

June 30, 2021 and 2020, December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Embark Trucks, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Embark Trucks, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California

July 2, 2021

We have served as the Company’s auditor since 2021.

Embark Trucks, Inc.

Balance Sheets

(in thousands, except share and per share data)

	June 30,	December 31,	December 31,
	2021	2020	2019
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$49,273	$11,055	$9,858
Restricted cash, short-term	65	65	65
Short-term investments	18,044	53,553	68,322
Prepaid expenses and other current assets	4,159	1,367	1,985
Total current assets	71,541	66,040	80,230
Restricted cash, long-term	340	340	405
Property, equipment and software, net	7,976	6,526	5,092
Long-term investments	—	—	7,311
Other assets	3,213	78	75
Total assets	$83,070	$72,984	$93,113
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,057	$399	$301
Accrued expenses and other current liabilities	3,713	892	436
Convertible Note	18,515	—	—
Derivative liability	12,936	—	—
Short-term notes payable	282	246	275
Total current liabilities	37,503	1,537	1,012
Long-term notes payable	619	512	758
Long-term deferred rent	160	130	135
Total liabilities	38,282	2,179	1,905
Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.00001 par value. 87,355,585 shares authorized; 87,355,585 shares issued and outstanding as of June 30, 2021, December 31, 2020, and December 31, 2019	1	1	1
Founders Preferred stock, $0.00001 par value. 1,124,856 shares authorized; 162,558 shares issued and outstanding as of June 30, 2021, December 31, 2020 and December 31, 2019	—	—	—
Common stock, $0.00001 par value. 150,000,000 shares authorized; 47,772,888 shares issued and outstanding as of June 30, 2021, 47,340,305 shares as of December 31, 2020, and 47,000,134 shares as of December 31, 2019	—	—	—
Additional paid-in capital	132,182	129,449	128,297
Accumulated other comprehensive income	3	45	69
Accumulated deficit	(87,398)	(58,690)	(37,159)
Total stockholders’ Equity	44,788	70,805	91,208
Total liabilities and stockholders’ Equity	$83,070	$72,984	$93,113

The accompanying notes are an integral part of these financial statements

Embark Trucks, Inc.

Statements of Operations

(in thousands, except share and per share data)

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019

	(unaudited)
Operating expenses:
Research and development	15,342	8,551	18,831	13,711
General and administrative	6,992	1,720	3,595	2,714
Total operating expenses	22,334	10,271	22,426	16,425
Loss from operations	(22,334)	(10,271)	(22,426)	(16,425)
Other income (expense):
Change in fair value of derivative liability	(4,773)	—	—	—
Other income:	6	78	107	29
Interest income	70	590	788	1,086
Interest expense	(1,677)	(33)	—	—
Loss before provision for income taxes	(28,708)	(9,636)	(21,531)	(15,310)
Provision for income taxes	—	—	—	—
Net loss	$(28,708)	$(9,636)	$(21,531)	$(15,310)
Net loss attributable to common stockholders, basic and diluted	$(28,708)	$(9,636)	$(21,531)	$(15,310)
Net loss per share attributable to common stockholders, basic and diluted:	$(0.60)	$(0.21)	$(0.46)	$(0.33)
Weighted-average shares used in computing net loss per share attributable to common stockholders:	47,602,069	46,451,101	46,743,539	45,800,696

The accompanying notes are an integral part of these financial statements

Embark Trucks, Inc.

Statements of Comprehensive Loss

(in thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019

	(unaudited)
Net loss	$(28,708)	$(9,636)	$(21,531)	$(15,310)
Other comprehensive loss (net of tax):
Unrealized (losses) gains on available-for-sale securities, net	(42)	142	(24)	69
Comprehensive loss	$(28,750)	$(9,494)	$(21,555)	$(15,241)

The accompanying notes are an integral part of these financial statements

Embark Trucks, Inc.

Consolidated Statements of Equity and Stockholder’s Equity

(in thousands, except share data)

(Unaudited)

									Accumulated
							Additional		Other	Total
	Preferred Stock		Founders Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance at January 1, 2020	87,355,585	$1	162,558	$—	$47,000,134	$—	$128,297	$(37,159)	$69	$91,208
Shares issued upon exercise of stock options	—	—	—	—	62,209	—	12	—	—	12
Vesting of early exercised options	—	—	—	—	—	—	37	—	—	37
Stock-based compensation	—	—	—	—	—	—	243	—	—	243
Other comprehensive loss	—	—	—	—	—	—	—	—	142	142
Net loss	—	—	—	—	—	—	—	(9,636)	—	(9,636)
Balance at June 30, 2020	87,355,585	$1	162,558	$—	47,062,343	$—	$128,589	$(46,795)	$211	$82,006

Balance at January 1, 2021	87,355,585	$1	162,558	$—	47,340,305	$—	$129,449	$(58,690)	$45	$70,805
Shares issued upon exercise of stock options	—	—	—	—	432,583	—	98	—	—	98
Vesting of early exercised options	—	—	—	—	—	—	11	—	—	11
Stock-based compensation	—	—	—	—	—	—	1,191	—	—	1,191
Issuance of common stock warrants	—	—	—	—	—	—	1,433	—	—	1,433
Other comprehensive loss	—	—	—	—	—	—	—	—	(42)	(42)
Net loss	—	—	—	—	—	—	—	(28,708)	—	(28,708)
Balance at June 30, 2021	87,355,585	$1	162,558	$—	47,772,888	$—	$132,182	$(87,398)	$3	$44,788

The accompanying notes are an integral part of these financial statements

Embark Trucks, Inc.

Statements of Stockholders’ Equity

(in thousands, except number of shares)

									Accumulated
							Additional		Other	Total
	Preferred Stock		Founders Preferred Stock		Common Stock		Paid—in	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount(1)	Capital	Deficit	Income	Equity
Balance at December 31, 2018	66,406,131	$1	1,124,856	$—	45,274,878	$—	$57,418	$(21,849)	$—	$35,570
Issuance of Series C Preferred Stock, net of issuance costs of $78	19,987,156	—	—	—	—	—	69,922	—	—	69,922
Secondary sale of Founders Preferred Stock	962,298	—	(962,298)	—	—	—	—	—	—	—
Shares issued upon exercise of stock options(1)	—	—	—	—	1,725,256	—	63	—	—	63
Vesting of early exercised stock options	—	—	—	—	—	—	162	—	—	162
Stock—based compensation	—	—	—	—	—	—	732	—	—	732
Other comprehensive income	—	—	—	—	—	—	—	69	—	69
Net loss	—	—	—	—	—	—	—	(15,310)	—	(15,310)
Balance at December 31, 2019	87,355,585	$1	162,558	—	47,000,134	—	$128,297	$(37,159)	$69	$91,208
Shares issued upon exercise of stock options(1)	—	—	—	—	340,171	—	121	—	—	121
Vesting of early exercised stock options	—	—	—	—	—	—	61	—	—	61
Stock—based compensation	—	—	—	—	—	—	970	—	—	970
Other comprehensive loss	—	—	—	—	—	—	—	—	(24)	(24)
Net loss	—	—	—	—	—	—	—	(21,531)	—	(21,531)
Balance at December 31, 2020	87,355,585	$1	162,558	$—	47,340,305	$—	$129,449	$(58,690)	$45	$70,805
(1)	Insignificant amounts are rounded to zero (“— ”) for disclosure

The accompanying notes are an integral part of these financial statements

Embark Trucks, Inc.

Statements of Cash Flows

(in thousands)

	Six Months Ended		Years Ended
	June 30,		December 31,
	2021	2020	2020	2019

	(unaudited)
Cash flows from operating activities
Net loss	$(28,708)	$(9,636)	$(21,531)	$(15,310)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	474	363	822	615
Stock-based compensation, net of amounts capitalized	1,099	366	842	626
Issuance of warrants for services	1,433	—	—	—
Net amortization of premiums and accretion of discounts on investments	229	172	226	(75)
Loss on disposal of property, equipment and software	—	—	—	16
Amortization of debt discount	1,677	—	—	—
Change in fair value of derivative liability	4,773	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,439)	914	(150)	(574)
Other assets	(3,135)	(778)	(3)	(10)
Accounts payable	1,650	(10)	151	115
Accrued expenses and other current liabilities	2,863	99	513	386
Net cash used in operating activities	(20,084)	(8,510)	(19,130)	(14,211)
Cash flows from investing activities
Purchase of investments	—	(4,081)	(52,421)	(79,489)
Maturities of investments	35,239	41,120	74,250	4,000
Purchase of property, equipment and software	(1,547)	(941)	(2,181)	(1,882)
Deposit for purchase of trucks	(400)	—	(10)	(325)
Refund of deposit for trucks	47	—	778	—
Net cash provided by (used in) investing activities	33,339	36,098	20,416	(77,696)
Cash flows from financing activities
Cash proceeds received from convertible note payable	25,000	—	—	—
Payment towards notes payable	(135)	(145)	(275)	(225)
Proceeds from issuance of Series C preferred stock, net of issuance costs of $78	—	—	—	69,922
Proceeds from exercise of stock options	98	11	121	63
Net cash provided by (used in) financing activities	24,963	(134)	(154)	69,760
Net increase (decrease) in cash, cash equivalents and restricted cash	38,218	27,454	1,132	(22,147)
Cash, cash equivalents and restricted cash at beginning of period	11,460	10,328	10,328	32,475
Cash, cash equivalents and restricted cash at end of period	$49,678	$37,782	$11,460	$10,328
Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$34	$33	$62	$50
Supplemental schedule of noncash investing and financing activities
Acquisition of property, equipment and software in accounts payable	$71	$47	$64	$118
Acquisition of trucks by assuming notes payable	278	—	—	922
Deferred offering costs in accrued liability	2,176	—	—	—
Reclassification of truck deposits to property and equipment	—	—	—	300
Stock-based compensation capitalized into internally developed software	92	66	128	106
Vesting of early exercised stock options	11	38	61	162

The accompanying notes are an integral part of these financial statements

1.    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The principal activities of Embark Trucks, Inc. (“Embark” or the “Company”) include design and development of autonomous driving software for the truck freight industry. The Company is headquartered in San Francisco, California and was incorporated in the State of Delaware in 2016. The Company has no subsidiaries as of June 30, 2021 (unaudited), December 31, 2020 and 2019.

The Company has devoted substantially all of its resources to develop its autonomous truck technology, to enable and expand its route models — transfer point and direct-to-customer, to expand its partnerships with shippers and carriers, to raising capital, and providing general and administrative support for these operations. The Company has not generated revenues from its principal operations through June 30, 2021.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Liquidity and Capital Resources

The Company has incurred losses from operations since inception. The Company incurred net losses of $28.7 million and $9.6 million, for the six months ended June 30, 2021 and 2020 (unaudited), respectively, and $21.5 million and $15.3 million, for the years ended December 31, 2020 and 2019, respectively, and Accumulated deficit amounts to $87.4 million, $58.7 million, and $37.2 million, as of June 30, 2021 (unaudited), December 31, 2020 and 2019, respectively. Net cash used in operating activities was $20.1 million, $8.5 million, for the six months ended June 30, 2021 and 2020 (unaudited), respectively, and $19.1 million, $14.2 million, for the years ended December 31, 2020 and 2019, respectively.

The Company’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. As of June 30, 2021 (unaudited) and December 31, 2020, the Company’s balance of cash and cash equivalents was $49.3 million and $11.1 million, respectively. As of June 30, 2021 (unaudited) and December 31, 2020, the Company’s balance of available-for-sale investments was $18.0 million and $53.6 million, respectively.

Based on cash flow projections from operating and financing activities and existing balance of cash and cash equivalents and investments, management is of the opinion that the Company has sufficient funds for sustainable operations, and it will be able to meet its payment obligations from operations and debt related commitments for at least one year from the issuance date of these financial statements. Based on the above considerations, the Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

The Company’s ability to continue as a going concern is dependent on management’s ability to control operating costs and demonstrate progress against its technical roadmap. This involves developing new capabilities for the Embark Driver software and improving the reliability and performance of the software on public roads. Demonstrating ongoing technical progress will enable the Company to obtain funds from outside sources of financing, including financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures.

On August 25, 2021 and August 27, 2021, the Company entered into commitment letters (collectively, the “Commitment Letters”) with certain investors (collectively, the “Investors”) pursuant to which such Investors each provided a commitment to invest, upon the Company’s election, up to $5 million in the Company in the form of Series C Preferred Stock of the Company in the event that the merger agreement entered into on June 22, 2021, by and among Northern Genesis Acquisition Corp. II, NGAB Merger Sub Inc. and the Company (the “Merger Agreement”) is terminated and the transactions contemplated thereby (collectively the “Business Combination”) is not consummated. If the Business Combination is consummated then each of the Investor’s obligations under the applicable Commitment Letter will terminate.

Fiscal Periods

The Company’s fiscal year begins on January 1 and ends of December 31. The Company refers to the fiscal years as “fiscal year 2021”, “fiscal year 2020” and “fiscal year 2019”.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes- Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of June 30, 2021, the interim Statements of Operations, comprehensive loss, and cash flows for the six months ended June 30, 2021 and 2020, and the interim statement of stockholders’ equity for the six months ended June 30, 2021 are unaudited. These unaudited interim financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2021 and the Company’s results of operations and cash flows for the six months ended June 30, 2021 and 2020. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full fiscal year or any other future interim or annual periods.

Segment Information

Under Accounting Standards Codification (“ASC 280”), Segment Reporting, operating segments are defined as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company operates in one segment, the truck business unit, which is focused on enhancing self-driving truck software technology. Therefore, the Company’s chief executive officer, who is also the CODM, makes decisions and manages the Company’s operations as a single operating segment for purposes of allocating resources and evaluating financial performance. All long-lived assets are maintained in, and all losses are attributable to, the United States of America.

Concentration of Risks

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and long-term investments. We maintain our cash and cash equivalents, restricted cash and investments with high-quality financial institutions with investment-grade ratings. A majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation.

Impact of COVID-19

The outbreak of the novel coronavirus COVID-19, which was declared a global pandemic by the World Health Organization on March 11, 2020 has led to adverse impacts on the U.S. and global economies and has impacted and continues to impact the Company’s supply chain, and operations. Even though the Company has taken measures to adapt to operating in this challenging environment, the pandemic could further affect the Company’s operations and the operations of suppliers and vendors due to additional shelter- in-place and other governmental orders, facility closures, travel and logistics restrictions, or other factors as circumstances continue to evolve. In response to this pandemic, many jurisdictions in which the Company operates issued stay-at-home orders and other measures aimed at slowing the spread of the virus. While the Company remains open in accordance with guidance from local authorities, the Company experienced a temporary pause in testing of its research and development truck fleet and operations in response to the stay- at-home orders in calendar year 2020. The impacts from stay-at-home orders and other updated local government indoor operation measures are no longer impacting the Company’s operations in the first half of 2021, however, there remains uncertainty around the potential disruptions the pandemic could cause looking forward. The Company has instituted policies across its offices to ensure compliance with these updated guidelines. At current, these changes have not impacted the Company’s operations . In response to the Delta variant, local governments updated their guidelines for indoor operations. Therefore, the related financial impact and duration cannot be reasonably estimated at this time.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve the useful lives of long-lived assets, the recoverability of long-lived assets, the capitalization of software development costs, the valuation of the Company’s stock-based compensation, including the fair value of common stock and the valuation of warrants to purchase the Company’s stock, the valuation of derivative liabilities and the valuation allowance for income taxes. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. As of June 30, 2021 (unaudited), December 31, 2020 and 2019, the Company had $49.3 million, $11.1 million, and $9.9 million of cash and cash equivalents, which included cash equivalents of $22.2 million, $7.6 million, and $7.2 million in highly liquid investments as of June 30, 2021 (unaudited), December 31, 2020 and 2019, respectively.

The Company maintains a letter of credit to secure a lease of the Company’s headquarters. A portion of the Company’s cash is collateralized in conjunction with the letter of credit and is classified as restricted cash on the Company’s balance sheets. As of June 30, 2021 (unaudited), December 31, 2020 and 2019, the Company had $0.4 million, $0.4 million, and $0.5 million in restricted cash. At the end of each year of the lease, the face amount of the letter of credit is reduced by a fixed amount of approximately $0.1 million and reclassified into cash and cash equivalents on the Company’s balance sheets. The balances to be reclassified to cash in the next twelve months are classified as restricted cash, short-term with the remaining balance classified as restricted cash, long-term on the balance sheets.

The reconciliation of cash and cash equivalents and restricted cash and cash equivalents to amounts presented in the statements of cash flows are as follows (in thousands):

	June 30,	December 31,
	2021	2020	2019
	(unaudited)
Cash and cash equivalents	$49,273	$11,055	$9,858
Restricted cash, short-term	65	65	65
Restricted cash, long-term	340	340	405
Cash, cash equivalents and restricted cash	$49,678	$11,460	$10,328

Investments

The Company’s primary objectives of its investment activities are to preserve principal, provide liquidity, and maximize income without significantly increasing risk. The Company’s investments are made in United States (“U.S.”) treasury securities, U.S. government money market funds or other direct securities issued by the U.S. Government or its agencies. The Company classifies its investments as available-for-sale at the time of purchase since it is intended that these investments are available for current operations. Investments not considered cash equivalents and with maturities of one year or less from the balance sheet dates are classified as marketable securities investments. Investments with maturities greater than one year from the balance sheet dates are classified as long-term investments.

Investments are reported at fair value and are subject to periodic impairment review. Unrealized gains and losses related to changes in the fair value of these securities are recognized in accumulated other comprehensive income (loss), net of tax, unless they are determined to be other-than-temporary impairments. The ultimate value realized on these securities is subject to market price volatility until they are sold.

There were no other-than-temporary impairments as of June 30, 2021 (unaudited), December 31,2020 and 2019.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, marketable securities investments, long-term investments, prepaid expenses and other current assets, accounts payable and accrued expenses, short-term and long-term notes payable and other current liabilities. The assets and liabilities that were measured at fair value on a recurring basis are cash equivalents, marketable securities and long-term investments. The Company believes that the carrying values of the remaining financial instruments approximate their fair values. The Company applies fair value accounting in accordance with ASC 820, Fair Value Measurements for valuation of financial instruments. ASC 820 provides a framework for measuring fair value under GAAP that expands disclosures about fair value measurements, establishes a fair value hierarchy, and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are summarized as follows:

Level 1 — Fair value is based on observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2 — Fair value is determined using quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable.

Level 3 — Fair value is determined using one or more significant inputs that are unobservable in active markets at the measurement date, such as an option pricing model, discounted cash flow, or similar technique.

The carrying value and fair value of the Company’s financial instruments as of June 30, 2021 (unaudited), December 31, 2020 and 2019, respectively, are as follows:

	As of June 30, 2021
	(in thousands)
	Level 1	Level 2	Level 3	Total

	(unaudited)
Assets
Cash equivalents:
United States money market funds	$22,166	—	—	$22,166
Short-term investments
United States treasury securities	—	18,044	—	18,044
Long-term investments
United States treasury securities	$—	—	—	$—
Liabilities
Derivative liability	$—	—	12,936	$12,936

	As of December 31, 2020
	(in thousands)
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
United States money market funds	$7,586	—	—	$7,586
Marketable securities
United States treasury securities	—	53,553	—	53,553
Long-term investments
United States treasury securities	$—	—	—	$—

	As of December 31, 2019
	(in thousands)
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
United States money market funds	$7,160	—	—	$7,160
Short-term investments
United States treasury securities	—	68,322	—	68,322
Marketable securities
United States treasury securities	$—	7,311	—	$7,311

Convertible Notes and Derivatives

The Company accounts for convertible notes, net using an amortized cost model pursuant to ASC 835, Interest. Convertible notes are classified as liabilities measured at amortized cost, net of debt discounts from debt issuance costs, lender fees, and the initial fair value of bifurcated derivatives, which reduce the initial carrying amount of the notes. The carrying value is accreted to the stated principal amount at contractual maturity using the effective-interest method with a corresponding charge to interest expense pursuant to ASC 835. Debt discounts are presented on the balance sheet as a direct deduction from the carrying amount of the related debt.

The Company accounts for its derivatives in accordance with, ASC 815-10, Derivatives and Hedging, or ASC 815-15, Embedded Derivatives, depending on the nature of the derivative instrument. ASC 815 requires each contract that is not a derivative in its entirety be assessed to determine whether it contains embedded derivatives that are required to be bifurcated and accounted for as a derivative financial instrument. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings, the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument. Embedded derivatives are measured at fair value and remeasured at each subsequent reporting period, and recorded within convertible notes, net on the accompanying Balance Sheets and changes in fair value recorded in other expense within the Statements of Operations.

Property, Equipment and Software

Property, equipment and software is stated at cost less accumulated depreciation. Repair and maintenance costs are expensed as incurred. Depreciation and amortization are recorded on a straight-line basis over each asset’s estimated useful life.

Property, Equipment and Software	Useful life (years)
Machinery and equipment	5 years
Electronic equipment	3 years
Vehicles and vehicle hardware	3 – 7 years
Leasehold improvements	Shorter of useful life or lease term
Developed software	2 – 4 years

Leases

The Company accounts for leases under Accounting Standards Codification Topic 840 (“ASC 840”). We categorize leases at their inception as either operating or capital leases based on whether the terms of the lease agreement effectively transfers ownership of the underlying asset to the company. The criteria for evaluation of capital leases include an evaluation of whether title transfers at the end of the lease term, whether the lease includes a bargain purchase option, whether the lease term is for a majority of the underlying assets useful life, or the contractual lease payments equal a majority of the fair value of the underlying asset. Our outstanding leases are primarily operating leases. For operating leases, we recognize lease costs on a straight-line basis upon the earlier of the inception date per rent agreement or the date on which control of the space is achieved, without regard to deferred payment terms such as rent holidays considered at inception of lease that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement. We categorized our deferred rent as part of the accrued expenses and other current liabilities, and the long-term deferred rent financial statement line items.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment annually, or whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company assesses the recoverability of these assets by comparing the carrying amount of such assets or asset group to the future undiscounted cash flows it expects the assets or asset group to generate. The Company recognizes an impairment loss if the sum of the expected long-term undiscounted cash flows that the long-lived asset is expected to generate is less than the carrying amount of the long-lived asset being evaluated.

Deferred Transaction Costs

Deferred transaction costs, which consist of direct incremental legal, consulting, and accounting fees relating to the merger transaction, as discussed in Note 12 — Subsequent Events, are capitalized and will be recorded against proceeds upon the consummation of the transaction. In the event the merger transaction is terminated, deferred transaction costs will be expensed. As of December 31, 2020 the Company had not incurred such costs, but as of June 30, 2021 (unaudited) the Company has deferred such costs, which amount to $2.0 million.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the Company’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance as of June 30, 2021 (unaudited), December 31, 2020 and 2019. Uncertain tax positions taken or expected to be taken in a tax return are accounted for using the more likely than not threshold for financial statement recognition and measurement.

Stock-based Compensation

Stock-based compensation expense related to stock option awards and restricted stock units (“RSUs”) granted to employees, directors and non-employees based on estimated grant-date fair values. For stock option awards, the Company uses the straight-line method to allocate compensation expense to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of share-based awards to employees and directors using the Black-Scholes option- pricing model. The Black-Scholes model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term, risk-free rate of return and the estimated fair value of the underlying ordinary shares on the date of grant. The fair value of each RSU is based on the fair value of the Company’s common stock on the date of grant. The related stock-based compensation is recognized on a graded vesting basis as the RSU awards are associated with a performance condition. The Company accounts for the effect of forfeitures as they occur.

Internal Use Software

The Company capitalizes certain costs associated with creating and enhancing internally developed software related to the Company’s technology infrastructure and such costs are recorded within property, equipment and software, net. These costs include personnel and related employee benefit expenses for employees who are directly associated with and who devote time to software development projects. Software development costs that do not qualify for capitalization are expensed as incurred and recorded in research and development expense in the Statements of Operations and comprehensive income (loss).

Software development activities typically consist of three stages: (1) the planning phase; (2) the application and infrastructure development stage; and (3) the post implementation stage. Costs incurred in the planning and post implementation phases, including costs associated with training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed when the preliminary project stage is completed, management implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed and perform as intended. Costs incurred in the application and infrastructure development phases, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete, and the software is ready for its intended purpose. Software development costs are depreciated using a straight-line method over the estimated useful life, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived. Internal use software is tested for impairment in accordance with our long- lived assets impairment policy.

Research and Development Expense

Research and development expense consist of outsourced engineering services, allocated facilities costs, depreciation, internal engineering and development expenses, materials, labor and stock-based compensation related to development of the Company’s products and services. Research and development costs are expensed as incurred except for amounts capitalized to internal-use software.

General, and Administrative Expenses

General, and administrative expense consist of personnel costs, allocated facilities expenses, depreciation and amortization, travel, and business development costs.

Other Income

As part of our research and development activities, we contract with shippers and freight carriers to transfer freight between the Company’s transfer hubs in return for cash consideration. Transferring freight with the Company’s research and development truck fleet are not and will not be considered an output of the Company’s ordinary activities. Consideration received from such arrangements is presented as other income in the Company’s Statement of Operations.

Interest Income

Interest income primarily consists of investment and interest income from marketable securities, long- term investments and our cash and cash equivalents.

Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of redeemable convertible preferred stock, stock options, and warrants. As the Company has reported losses for all periods presented, all potentially dilutive securities including preferred stock, stock options, and warrants, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) is comprised of unrealized gains or losses on investments classified as available-for-sale.

Recently Adopted Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 as of January 1, 2019, using a retrospective transition method to each period presented.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, to align the accounting for share-based payment awards issued to employees and nonemployees, particularly with regard to the measurement date and the impact of performance conditions. The new guidance requires equity-classified share-based payment awards issued to nonemployees to be measured on the grant date, instead of being re-measured through the performance completion date under the current guidance. For public entities, ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019. The Company chose to early adopt ASU 2018-07 effective for its financial statements starting January 1, 2019 with no impact to its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), to improve the effectiveness of disclosures in the note to the financial statements by facilitating clear communication of the information required by generally accepted accounting principles. The adoption of ASU 2018-13 is effective for the Company beginning January 1, 2020. The adoption of this standard did not have a material impact to the Company’s results of operations for the year ended December 31, 2020.

In November 2019, the FASB issued ASU 2019-08, Compensation Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements — Share-Based Consideration Payable to a Customer (“ASU 2019-08”), which requires that share based consideration payable to a customer is measured under stock compensation guidance. Under ASU 2019-08, awards issued to customers are measured and classified following the guidance in Topic 718 while the presentation of the fair value of the award is determined following the guidance in

ASC 606. ASU 2019-08 was early adopted in conjunction with the adoption of ASU 2018-07. The new ASU was adopted using a modified retrospective transition approach with no impact to the Company’s financial statements.

Recently Issued Accounting Pronouncements

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which supersedes the guidance in former ASC 840, Leases. This standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases under ASC 840. In May 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which deferred the effective dates for non-public entities. Therefore, this standard is effective for annual reporting periods, and interim periods within those years, for public entities beginning after December 15, 2018 and for private entities beginning after December 15, 2021. Originally, a modified retrospective transition approach was required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued guidance to permit an alternative transition method for Topic 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Entities may elect to apply either approach. There are also a number of optional practical expedients that entities may elect to apply. The Company is currently assessing the impact of this standard on its financial statements. The Company expects to record a material right-of-use asset and lease liability in connection with adopting this standard as of January 1, 2022.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815- 40): Accounting for convertible instruments and contracts in an entity’s own equity. The ASU simplifies accounting for convertible instruments by removing certain separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share for convertible instruments by using the if-converted method. The amendments are effective for the Company beginning January 1, 2024, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of this standard on its financial statements.

In May 2021, the FASB issued ASU 2021-04. ASU 2021-04 provides clarification and reduces diversity in an issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options, such as warrants, that remain equity classified after modification or exchange. This guidance will be effective for us on January 1, 2022 with early adoption permitted and will be applied prospectively. We are currently evaluating the impact of this guidance on our consolidated financial statements.

3.    BALANCE SHEET COMPONENTS

Marketable Securities

Marketable securities as of June 30, 2021 (unaudited), December 31, 2020 and 2019, consist of the following (in thousands):

	Cost or	Unrealized	Fair
As of June 30, 2021 (unaudited)	Amortized Cost	Gains	Value
U.S government securities	$18,041	$3	$18,044
	$18,041	$3	$18,044

	Cost or	Unrealized	Fair
As of December 31, 2020	Amortized Cost	Gains	Value
U.S government securities	$53,508	$45	$53,553
	$53,508	$45	$53,553

	Cost or	Unrealized	Fair
As of December 31, 2019	Amortized Cost	Gains	Value
U.S government securities	$68,266	$56	$68,322
	$68,266	$56	$68,322

Long-term Investments

The Company did not have long-term investments as of June 30, 2021 (unaudited) and December 31, 2020. Long-term investments as of December 31, 2019, consist of the following (in thousands):

	Cost or	Unrealized	Fair
As of December 31, 2019	Amortized Cost	Gains	Value
U.S government securities	$7,298	$13	$7,311
	$7,298	$13	$7,311

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of June 30, 2021 (unaudited), December 31, 2020 and 2019, respectively (in thousands):

	As of June 30,	As of December 31,
	2021	2020	2019
	(unaudited)
Prepaid Insurance	$10	$138	$186
Accrued interest and dividends	141	201	328
Prepaid Software	382	279	33
Prepaid Hardware	39	—	—
Income tax receivable	494	494	497
Short-term deposits	408	55	783
Deferred transaction costs	2,176	—	—
Other prepaid expenses	483	176	135
Other current assets	26	24	23
Total prepaid expenses and other current assets	$4,159	$1,367	$1,985

Property, Equipment and Software

Property, equipment and software consist of the following as of June 30, 2021 (unaudited), December 31, 2020 and 2019, respectively (in thousands):

		As of
	As of June 30,	December 31,
	2021	2020	2019
	(unaudited)
Machinery and equipment	$327	$207	$108
Electronic equipment	203	130	75
Vehicles and vehicle hardware	5,037	4,144	3,684
Leasehold improvements	119	119	119
Developed software	4,546	3,709	2,066
Property, equipment and software, gross	10,232	8,309	6,052
Less: accumulated depreciation and amortization	(2,256)	(1,783)	(960)
Total property, equipment and software, net	$7,976	$6,526	$5,092

Depreciation and amortization expense for the six months ended June 30, 2021 (unaudited), and the years ended December 31, 2020 and 2019, was $0.5 million, $0.8 million, and $0.6 million, respectively.

Other Assets

Other assets consist of the following as of June 30, 2021 (unaudited), December 31, 2020 and 2019, respectively (in thousands):

	June 30,	December 31,	December 31,
	2021	2020	2019
	(unaudited)
Intangibles Assets	$3	$3	$—
Long-term deposits	3,210	75	75
Total Other Assets	$3,213	$78	$75

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of June 30, 2021 (unaudited), December 31, 2020 and 2019, respectively (in thousands):

	June 30,	December 31,
	2021	2020	2019
	(unaudited)
Accrued payroll expenses	272	259	—
Accrued general expenses	495	524	150
Accrued legal expenses	1,500	—	—
Accrued software expenses	375	—	—
Accrued consultant expenses	958	—	—
Short-term deferred rent	(11)	51	121
Early Exercise Liability	73	11	118
Income Tax Payable	47	47	47
Other	4	—	—
Total accrued expenses and other current liabilities	$3,713	$892	$436

4.    STOCKHOLDERS’ EQUITY

Shares Authorized and Outstanding

As of June 30, 2021 (unaudited) and December 31, 2020, the Company had authorized a total of 238,480,441 shares for issuance with 150,000,000 shares designated as common stock, 1,124,856 shares designated as founders preferred stock and 87,355,585 shares designated as preferred stock.

Preferred and Founders Preferred Stock

As of June 30, 2021 (unaudited) and December 31, 2020, the Company has authorized 87,355,585 shares of preferred stock and 1,124,856 founders preferred stock, designated in series, with the rights and preferences of each designated series to be determined by the Board of Directors.

The following table is a summary of the preferred stock and founders preferred stock as of June 30, 2021 (unaudited), December 31, 2020 and 2019 (in thousands, except for share data):

						Per Share
		Shares Issued		Issue Price		Liquidation
	Shares Authorized	and Outstanding	Cash Raised	per Share		Preference
Founders Preferred Stock	1,124,856	162,558	$—	$0.00		$0.00
Series A-1 Preferred Stock	3,654,873	3,654,873	375	0.10		0.10
Series A-2 Preferred Stock	5,372,703	5,372,703	735	0.14		0.14
Series A-3 Preferred Stock	2,485,296	2,485,296	425	0.17		0.17
Series A-4 Preferred Stock	590,688	590,688	100	0.17		0.17
Series A-5 Preferred Stock	2,680,236	2,680,236	550	0.21		0.21
Series A-6 Preferred Stock	3,647,817	3,647,817	2,390	0.66		0.66
Series A-7 Preferred Stock	15,139,917	15,139,917	12,399	0.82		0.82
Series B Preferred Stock	32,834,601	32,834,601	30,000	0.91	(1)	0.93
Series C Preferred Stock	20,949,454	20,949,454	70,001	3.34	(1)	3.50
Total	88,480,441	87,518,143	$116,975
(1)	As part of our series B and C financing round, certain founders of the Company sold 0.7 and 1.0 million shares of founders preferred stock respectively, on a post-split basis, to an investor. Immediately after the sale, the founders preferred stock was converted into series B and C preferred stock. The originalissuance price for the series B and C financing round was $0.93 and $3.50 respectively. The share price of $0.91 and $3.34 presented in the table above represents the average share price of shares issued and outstanding after the founder preferred stock was converted into series B and C shares.

The Company incurred $0.1 million, $0.1 million, $0.1 million of issuance costs related to series A, series B, and series C respectively.

The significant rights, privileges and preferences of preferred stock are as follows:

Liquidation Preference

In the event of any liquidation transaction, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of founders preferred stock and common stock, an amount per share equal to the applicable original issue price as defined in the table above.

Dividends

Preferred stockholders are entitled to a dividend only when and if declared by the Company’s board of directors. The Company shall not declare, pay, or set aside any dividends on any other class or series of capital stock unless the outstanding preferred shares first receive, or simultaneously receive, a dividend on each outstanding preferred share. No dividends have been declared to date as of June 30, 2021.

Voting

The holders of preferred stock shall be entitled to the same voting rights as the holders of the common stock and to notice of any stockholder’s meeting in accordance with the Company’s bylaws and the holders of the preferred stock and common stock shall vote together as a single class on all matters. Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the preferred stock converts into. With respect to voting for the board of directors, the holders of preferred series A voting as one class are entitled to elect one board member, the holders of preferred series B voting as one class are entitled to elect one board member, and the holders of common stock and founders preferred stock voting together as a separate class are entitled to elect three board members.

Conversion

Each share of preferred stock is convertible, at the option of the holder, into the number of ordinary shares, which results from dividing the applicable original issue price per share for each series by the applicable conversion price per share for such series. The initial conversion price per share of all series of preferred stock shares is equal to the original issue price of each series, and therefore, the conversion ratio is 1:1.

Each share of preferred stock shall be automatically converted into ordinary shares at the then — applicable conversion price in the event of a firm commitment underwritten public offering and listing by the Company of its ordinary shares with aggregate proceeds of no less than $80.0 million (prior to deduction of underwriting discounts and registration expenses).

Redemption

The Company’s preferred stock does not contain any mandatory redemption features, nor are they redeemable at the option of the holder. The Company’s preferred stock contain a redemption feature that is contingent upon the occurrence of a deemed liquidation event or a change in control, as defined in the Company’s Certificate of Incorporation. As a deemed liquidation event or change in control event is within the control of the Company, preferred stock is presented as a component of the Company’s permanent equity on the balance sheets.

Transactions Related to Founders Preferred Stock

Founders preferred stock is substantively the same as common stock, as they share identical rights and features. The founders preferred stock can be converted into common stock on a one-to-one basis at any time. The founders preferred stock is presented as a component of the Company’s permanent equity.

In 2016, 1,788,375 shares of founders preferred stock were issued. The Company repurchased and retired 582,400 shares of founders preferred stock and subsequently enacted a reverse stock split of 6:1 which reduced the founder shares outstanding to 200,995.

During fiscal year 2018, certain founders sold 76,010 shares of their founders preferred stock to an investor of series B preferred stock and such shares automatically converted into shares of series B preferred stock pursuant to the terms of the Company’s Certificate of Incorporation. Subsequently in 2018, the Company enacted a forward split of 1:9 which increased the number of shares outstanding to 1,124,856.

During the fiscal year 2019, certain founders sold 962,298 shares to an investor of series C preferred stock and such shares automatically converted into shares of series C preferred stock pursuant to the terms of the Company’s Certificate of Incorporation.

As of March 31, 2021, December 31, 2020 and December 31, 2019 there was 162,558 founders preferred stock outstanding.

Transactions Related to Preferred Stock

All share and per share information has been retroactively adjusted to reflect any stock splits.

In August 2019, the Company issued 20,949,454 shares of series C preferred stock at a purchase price of $3.50 per share and received $70.0 million in proceeds.

In June 2018, the Company performed a forward split for all types of units (common stock, founders preferred stock, and preferred stock). All three types of units were split into 9 shares of the respective unit with a par value of $0.00001. The Company was then authorized to issue 206,815,077 shares, with 138,600,000 assigned for common stock, 1,808,946 assigned to founders preferred stock, and 6,406,131 for preferred stock.

In May 2018, the Company issued 32,834,601 shares of series B preferred stock on a post-split basis, at a post-split purchase price per share of $0.93, for total proceeds of $30.0 million.

In May 2017, the Company issued 33,571,530 shares of series A preferred stock on a post-split basis, for total proceeds of $17.0 million. The Company was authorized to issue series A preferred stock with various purchase prices for the respective series A issuances. Preferred series A-1 through A-6 were issued as part of the conversion of Simple Agreements for Future Equity (“SAFE”) agreements, while series A-7 was issued to non-SAFE investors. During 2016, the Company issued SAFEs to various investors and raised $4.6 million in cash. The SAFE instruments converted into series A-1 through A-6 upon the issuance of series A.

Warrants

As of June 30, 2021 (unaudited), the following warrants were issued and outstanding:

				Exercise
				Price per
Issue Date	Underlying Security	Reason for Grant	Warrants Outstanding	Share	Expiration
March 12, 2021	Common Stock	Services	285,714	$3.50	March 12, 2026
March 15, 2021	Common Stock	Services	571,428	$3.50	March 15, 2026

The Company determined the warrants to be classified as equity and estimated the fair value of warrants exercisable for common stock measured on the issuance date using the Black-Scholes option valuation model. Inputs to the Block-Scholes valuation model included the estimated fair value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrant, the risk-free interest rates, the expected dividends, and the expected volatility of the price of the underlying stock using guideline companies for reference.

The fair value of the common stock warrants was determined using the Black-Scholes option valuation model using the following assumptions for values as of the issuance date:

Risk – free interest rate	0.84 – 0.85%
Expected term (in years)	5.00
Expected dividend yield	0%
Expected volatility	38.36 – 38.46%

The fair value of the warrants granted based on the above inputs is $6.3 million. The warrants vest over a period of three to four years and vesting is dependent on continued provision of services to the Company. The vested portion of the warrants are presented as a component of stockholders’ equity on the Company’s balance sheet as of June 30, 2021. The weighted average remaining service period of the unvested warrants is 3.32 years. The Company did not issue any warrants as of June 30, 2020.

5.    STOCK-BASED COMPENSATION EXPENSE

Stock Option Plan

The Company adopted the 2016 Stock Plan in October 2016 (the “Plan”). The 2016 Plan authorized the grant of incentive stock options, non-statutory stock options, and restricted stock awards to employees, directors, and consultants. The 2016 Plan also initially reserved 993,542 shares of common stock (8,941,878 shares post-split in June 2018) for issuance and designated forfeited option shares to be returned to the option reserve. Options may be early exercised and are exercisable for a term of 10 years from the date of grant.

As of June 30, 2021 (unaudited), December 31, 2020 and 2019, the Company’s board of directors had authorized 33,959,633 shares to be reserved for options grants under the 2016 Plan. The Company had 20,923,214, 7,666,007, 6,523,460 and 7,609,913 shares available for issuance as of June 30, 2021 (unaudited), June 30, 2020 (unaudited) and December 31, 2020 and December 31, 2019 respectively.

Stock Option Valuation

The Company utilizes the Black-Scholes option pricing model for estimating the fair value of options granted, which requires the input of highly subjective assumptions.

The Company calculates the fair value of each option grant on the grant date using the following assumptions:

Expected Term — The Company uses the simplified method when calculating expected term due to insufficient historical exercise data.

Expected Volatility — As the Company’s shares are not actively traded, the volatility is based on a benchmark of comparable companies within the automotive and energy storage industries.

Expected Dividend Yield — The dividend rate used is zero as the Company does not have a history of paying dividends on its common stock and does not anticipate doing so in the foreseeable future.

Risk-Free Interest Rate — The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019

	(unaudited)
Risk-free interest rate	0.55 – 1.10%	0.46 – 1.63%	0.29 – 1.63%	1.64 – 2.63%
Expected term (in years)	5.47 – 6.07	5.82 – 6.02	5.66 – 6.28	5.71 – 6.28
Expected dividend yield .	0%	0%	0%	0%
Expected volatility	36.88 – 51.52%	31.29 – 35.79%	31.29 – 36.85%	31.00 – 31.50%

The following table presents the impact of stock-based compensation expense on the Statements of Operations for the six months ended periods ending June 30, 2021 and 2020 (unaudited), and the years ending December 31, 2020 and 2019 respectively (in thousands):

			Years Ended
	Six Months Ended June 30,		December 31,
	2021	2020	2020	2019

	(unaudited)
Research and development	$743	$397	$743	$585
General, and administrative	448	36	99	41
Total stock-based compensation expense	$1,191	$434	$842	$626

Total stock-based compensation that was capitalized into internally developed software asset was $0.1 million, $0.1 million, $0.1 million and $0.1 million during the six months ended June 30, 2021 and 2020 (unaudited), and the years ended December 31, 2020 and 2019, respectively. The unrecognized compensation cost of stock options as of June 30, 2021 and 2020 (unaudited), December 31, 2020 and 2019 was $7.3 million, 2.3 million, $3.3 million and $2.2 million, which is expected to be recognized over the weighted average remaining service period of 2.6, 2.3, 2.5 and 2.4 years respectively.

Option Activity

Changes in stock options are as follows:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual	Value
	Outstanding	Per Share	Term (years)	(in thousands)

Outstanding at December 31, 2018	8,268,978	$0.15	9.04	$4,118
Granted .	2,214,000	0.38
Exercised	1,834,756	0.19		1,290
Cancelled	873,781	0.17
Outstanding at December 31, 2019	7,774,441	$0.20	8.29	$9,469
Granted .	2,275,328	0.85
Exercised	648,376	0.22		1,226
Cancelled	880,670	0.29
Outstanding at December 31, 2020	8,520,723	$0.37	7.68	$15,194
Granted .	1,056,750	2.34
Exercised	433,708	0.40		1,851
Cancelled	465,116	0.64
Outstanding at June 30, 2021 .	8,678,649	$0.59	7.35	$60,048
Vested and exercisable as of June 30, 2021 .	5,300,582	$0.24	6.36	$38,556

The weighted-average grant date fair value of stock options issued for the six months ended June 30, 2021 and 2020 (unaudited), and the years ended December 31, 2020 and 2019 were $5.62, $0.98, $1.26 and $0.78, respectively. The total intrinsic value of stock options exercised was $1.9 million, nil, $1.2 million and $1.3 million for the six months ended June 30, 2021 and 2020 (unaudited), and the years ended December 31, 2020 and 2019, respectively. The fair value of awards vested in the six months ended June 30, 2021 and 2020 (unaudited), and the years ended December 31, 2020 and 2019 was $0.92 million, $0.55 million, $1.0 million and $0.6 million, respectively.

Restricted Stock Units

During the period ended June 30, 2021, the Company granted RSUs to its employees. The RSUs are subject to performance and service-based vesting conditions satisfied over four years with one-fourth of the award vesting after the first-year anniversary and one-forty eighth of the award vesting monthly thereafter. The related stock-based compensation is recognized based on a graded attribution method. For the period ended June 30, 2021, the Company did not recognize stock-based compensation associated with such RSUs as the performance condition had not been satisfied as of June 30, 2021.

A summary of the Company’s RSU activities and related information is as follows:

RSUs Outstanding
Weighted Average
	(unaudited)	Grant date Fair
	Number of RSUs	Value Per Share
(in thousands)
Balance as of March 31, 2021	—	—
RSUs granted	2,842	$24.94
RSUs vested	—	—
RSUs forfeited	—	—
Balance as of June 30, 2021 .	2,842	$24.94

As of June 30, 2021, there was $70.9 million unrecognized stock-based compensation expense related to outstanding RSUs granted to employees.

6.    RETIREMENT SAVINGS PLAN

The Company sponsored a savings plan available to all eligible employees, which qualifies under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan amounts of their pre- tax salary subject to statutory limitations. The Company does not currently offer a match and has not provided a match for the six months ended June 30, 2021 and 2020(unaudited), and the years ended December 31, 2020 and 2019.

7.    INCOME TAXES

Loss before provision for income taxes are $21.5 million and $15.3 million for the years ended December 31, 2020 and 2019, respectively. The Company did not incur any income tax provision for the years ended December 31, 2020 and 2019.

A reconciliation of the federal statutory rate of 21% to the Company’s effective tax rate is as follows:

	Years Ended December 31,
	2020	2019
U.S. federal tax benefit at statutory rate	21.00%	21.00%
State income taxes, net of federal benefit	7.84%	7.40%
Non-deductible expenses and other	(0.16)%	(1.04)%
Share-based compensation	(0.95)%	(1.01)%
Research and development credits	0.79%	1.07%
Change in valuation allowance, net	(28.52)%	(27.42)%
Effective tax rate	—%	—%

For the years ended December 31, 2020 and 2019, the Company’s effective tax rate differs from the amount computed by applying the statutory federal and state income tax rates to net loss before income tax, primarily as the result of state income taxes, R&D credits and changes in the Company’s valuation allowance.

	Balance at
(in thousands)	beginning	Charges to		Balance at
Valuation Allowance	of period	expenses	Deductions	end of period
Year ended December 31, 2020	$(7,278)	$(6,147)	$—	$(13,425)
Year ended December 31, 2019	(3,096)	(4,182)	—	(7,278)

The components of the Company’s net deferred tax assets and liabilities as of December 31, 2020 and 2019 are as follows (in thousands):

	As of December 31,
	2020	2019
Deferred tax assets:
Net operating loss	$12,798	$6,961
Stock based compensation	—	—
Other accruals	77	73
Credit carryforwards	1,426	796
Total deferred tax assets	14,301	7,830
Valuation Allowance	(13,425)	(7,278)
Total deferred tax assets after valuation allowance	$876	$552
Deferred tax liability
Fixed Assets and liablity	(876)	(552)
Net deferred tax assets	$—	$—

Due to its history of operating losses, the Company has not recorded any income tax expense for the years ended December 31, 2020 and 2019.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. The Company could not conclude that it was more likely than not that tax benefits from operating losses would be realized and, accordingly, has provided a full valuation allowance against its deferred tax assets. The valuation allowance as of December 31, 2019 was $7.3 million, which increased to $13.4 million for the year ended December 31, 2020. The increase in the valuation allowance is primarily due to current year losses and research credits.

As of December 31, 2020 and 2019, the Company has U.S. federal net operating loss carryforwards of $45.8 million and $25.1 million respectively, and state net operating loss carryforward of $47.2 million and $25.6 million respectively, which begin to expire in 2036 for federal and state purposes. Approximately $41.8 million of the federal net operating losses included above can be carried forward indefinitely. As of December 31, 2020 and 2019, the Company has U.S. federal research credit carryforwards of $1.2 million and $0.6 million respectively, and state research credit carryforwards of $1.5 million and $0.9 million respectively. The federal tax credit carryforwards will begin to expire in 2037, if not utilized. The state credit carryforwards do not expire.

The Company has not performed a Section 382 study to determine whether it had experienced a change in ownership and, if so, whether the tax attributes (NOLs or credits) were impaired. Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company’s ability to utilize NOL or other tax attributes, such as research tax credits, in any taxable year, may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws.

A reconciliation of the beginning and ending balance to total unrecognized tax position is as follows (in thousands):

	As of December 31,
	2020	2019
Unrecognized tax benefits, beginning of year	$614	$225
Increases related to prior year tax provisions	—	—
Increase related to current year tax provisions	414	389
Unrecognized tax benefits, end of year	$1,028	$614

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2020, there was no accrued interest or penalties related to uncertain tax positions. None of the unrecognized tax benefits would impact the effective tax rate if realized. The Company does not expect the unrecognized tax benefits to significantly change in the next twelve months.

The Company reports income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, Income Taxes, which requires an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company files income tax returns in the U.S. and various state jurisdictions. The U.S. and state jurisdictions have statutes of limitations that generally range from three to five years. Due to the Company’s net losses, substantially all of its federal, state and local income tax returns are subject to examination for federal and state purposes since inception. The Company is not currently under examination for federal or state income tax purposes.

In March 2020, the “Coronavirus Aid, Relief and Economic Security (CARES) Act” (the “Act”) was signed into law. The Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. As of December 31, 2020, the Company expects that these provisions will not have a material impact as the Company has no net operating losses or AMT credits that would fall under these provisions.

The Company reported losses for the six month periods ended June 30, 2021 and 2020 and maintained a full valuation allowance for the quarter ending June 30, 2021. Accordingly the Company did not record income tax expense. The Company’s tax loss carryforwards generated for the six month periods ended June 30, 2021 and 2020 would differ from its reported financial statement losses for permanently nondeductible items such as stock-based compensation and other permanent items. In addition the Company generated additional federal and state research credits during the quarters.

8.    CONVERTIBLE DEBT AND NOTES PAYABLE

On April 16, 2021, the Company entered into a $25 million note payable that the Company utilizes for operations and research and development. The note has an interest rate of 10%, with the unpaid principal and accrued interest being due on April 16, 2022. The note does not contain voluntary prepayment clause unless consented by the note holder, as defined in the agreement. The Company recorded $8.1 million of debt issuance cost related to embedded derivatives on April 16, 2021 and accreted $1.7 million during the period related to interest expense. As of June 30, 2021, the outstanding note balance, including truck financing, amounted to $19.1 million.

On February 18, 2021 and January 5, 2021, the Company entered into financing agreement to finance the purchase of trucks that the Company utilizes for research and development. The financing agreements consisted of a loan of $0.1 million and $0.1 million at an interest rate equal to 6.99% and 7.50% per annum, with a maturity date of April 1, 2026 and January 19, 2027, respectively. The Company makes equal monthly installment payments over the term of each financing arrangement which are allocated between interest and principal.

On February 19, 2018, January 28, 2019, and May 23, 2019, the Company entered into financing agreement to finance the purchase of trucks that the Company utilizes for research and development. The financing agreements consisted of a loan of $0.3 million, $0.4 million, and $0.5 million at an interest rate equal to 8.25% per annum, with a maturity date of March 5th, 2023, February 14, 2024, and June 12, 2024, respectively. The Company makes equal monthly installment payments over the term of each financing arrangement which are allocated between interest and principal.

The Company entered into financing agreement on August 2, 2016 to finance the purchase of trucks that the Company utilizes for research and development. The financing agreements consisted of a loan of $0.1 million at an interest rate equal to 12.5% per annum, with a maturity date of August 9, 2020. The Company makes equal monthly installment payments over the term of each financing arrangement which are allocated between interest and principal.

Notes payable as of June 30, 2021 (unaudited), December 31, 2020 and 2019, is $1.0 million, $0.8 million, and $1.0 million, respectively.

The following table presents future payments of principal as of June 30, 2021 (unaudited) (in thousands):

Fiscal year
Remaining six months of 2021	$141
2022	25,282
2023	237
2024	113
2025 and thereafter	128
Total future payments	$25,901

The following table presents future payments of principal as of December 31, 2020 (in thousands):

Fiscal year
2021	$246
2022	246
2023	202
2024 and thereafter	64
Total future payments	$758

9.    DERIVATIVE LIABILITY

The Company classified certain conversion and redemption features, mentioned below, in the convertible note issued on April 16, 2021 as embedded derivative instruments due to the variable conversion price feature and potential adjustments to conversion prices due to events of a qualified financing, IPO, or a change of control.

Feature 1: Automatic conversion into shares of the Company’s next equity financings upon qualified financing adjusted for the discount rate.

Feature 2: Automatic conversion upon IPO or merger with a Special Purpose Acquisition Company (“SPAC”) into the shares of the Company’s common stock.

Feature 3: Optional redemption upon a change of control.

These features are bundled into a single unit and are recorded as derivative liabilities at fair value in the consolidated financial statements. These fair value estimates were measured using inputs classified as Level 3 of the fair value hierarchy. To arrive at the fair value of the embedded unit the Company relies upon a with-and-without analysis. This methodology compares the calculated value of the convertible note and the indicated value of the debt component. In order to compute the fair value of the convertible note, the Company utilizes the discounted cash flow analysis, where the discounted rate was calculated by utilizing a risk-free rate, an option-adjusted spread, and a risk premium.

The Company used four exit scenarios namely SPAC — Fast, SPAC — Slow, Financing, and Maturity. The following table presents the inputs and assumptions used in the valuation of the fair value of the debt component.

June 30, 2021
(unaudited)
Term in years	0.25 – 0.79
Risk premium	56.89%
Option adjusted spread	5.83%
Risk free rate	0.05% – 0.07%

The difference between the indicated fair value of the debt component and the fair value of the instruments results in the indicated value of the embedded feature. The following table presents the fair value of the different components using the discounted cash flow and the with-and-without analysis to determine the fair value of the derivative liabilities as of June 30, 2021 (in thousands):

June 30, 2021
(unaudited)
Fair value of instrument	$31,609
Fair value of straight debt component	18,673
Fair value of embedded unit	12,936

The following table provides a roll-forward of the fair values of the Company’s derivative liability for the period ended June 30, 2021 (in thousands):

June 30, 2021
(unaudited)
Balance – December 31, 2020	$—
Add: Derivative liability on date of issuance of convertible note	8,163
Change in fair market value of derivative liability	4,773
Balance – June 30, 2021	12,936

The change in fair value of the derivative liability, which is bifurcated from the host instrument, is initially measured at its issue-date fair value, and the subsequent change in fair value of $4.8 million is recognized as other expense.

10.   COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is subject to legal and regulatory actions that arise from time to time in the ordinary course of business. The assessment as to whether a loss is probable or reasonably possible, and as to whether such loss or a range of such loss is estimable, often involves significant judgment about future events. In the opinion of management, all such matters are not expected to have a material effect on the financial position, results of operations or cash flows of the Company. However, the outcome of litigation is inherently uncertain. There is no material pending or threatened litigation against the Company that remains outstanding as of June 30, 2021 (unaudited), December 31, 2020, and December 31, 2019.

Lease Agreement

The Company leases office facilities in the United States that expire at various dates through December 2024. All lease arrangements entered into are classified as operating leases. Certain leases contain scheduled increases in rental payments resulting in uneven cash flows over the life of the lease. The difference between the required lease payment and the recognition of lease expense on a straight-line basis is recorded as a deferred rent liability on the balance sheet. Rent expense during the six months ended June 30, 2021 and 2020 (unaudited), and the years ended December 31, 2020 and 2019, was $0.8 million, $0.7 million, $1.4 million, and $1.3 million, respectively.

Total future minimum lease payments over the term of the lease as of June 30, 2021 (unaudited), are as follows (in thousands):

Lease Payments
Remaining six months of 2021	$551
2022	875
2023	901
2024	928
Total	$3,255

Total future minimum lease payments over the term of the lease as of December 31, 2020, are as follows (in thousands):

Years Ended December 31,	Lease Payments
2021	$1,205
2022	875
2023	901
2024	928
Total	$3,909

The Company’s headquarter lease in San Francisco, CA contains an option to renew the lease for a period of three years upon expiration of the initial lease term in December 2024 for which the base rent shall be the then fair market value rent at the time of exercise.

11.  NET LOSS PER SHARE

The following table sets forth the computation of the basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2021 and 2020 (unaudited), and the years ended December 31, 2020 and 2019 (in thousands, except share and per share data).

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019

	(unaudited)
Numerator:
Net loss	$(28,708)	$(9,636)	$(21,531)	$(15,310)
Net loss attributable to ordinary shareholders	$(28,708)	$(9,636)	$(21,531)	$(15,310)
Denominator:
Weighted-average ordinary shares outstanding	47,602,069	46,451,101	46,743,539	45,800,696
Net loss per share attributable to common stockholders, basic and diluted	$(0.60)	$(0.21)	$(0.46)	$(0.33)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The following weighted-average outstanding common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive.

	June 30,		December 31,
	2021	2020	2020	2019

	(unaudited)
Founders Preferred shares	162,558	162,558	162,558	162,558
Series A-1 convertible preferred shares	3,654,873	3,654,873	3,654,873	3,654,873
Series A-2 convertible preferred shares	5,372,703	5,372,703	5,372,703	5,372,703
Series A-3 convertible preferred shares	2,485,296	2,485,296	2,485,296	2,485,296
Series A-4 convertible preferred shares	590,688	590,688	590,688	590,688
Series A-5 convertible preferred shares	2,680,236	2,680,236	2,680,236	2,680,236
Series A-6 convertible preferred shares	3,647,817	3,647,817	3,647,817	3,647,817
Series A-7 convertible preferred shares	15,139,917	15,139,917	15,139,917	15,139,917
Series B convertible preferred shares	32,834,601	32,834,601	32,834,601	32,834,601
Series C convertible preferred shares	20,949,454	20,949,454	20,949,454	20,949,454
Outstanding options and RSUs	11,520,387	8,169,607	8,520,723	7,774,441
Warrants issued and outstanding	857,142	—	—	—
Total	99,895,672	95,687,750	96,038,866	95,292,584

12.  SUBSEQUENT EVENTS

For the annual financial statements, subsequent events were evaluated from the balance sheet date of December 31, 2020 through the annual audited financial statements’ original issuance date of July 2, 2021.

In April 2021, the Company issued a convertible promissory note (the “convertible note”) for $25.0 million in principal. The convertible note bears interest at a rate of 10% per year and matures one year from the date of issuance. The convertible note will automatically convert to the Company’s common stock upon the occurrence of a “Qualified Financing” or the occurrence of a “Public Event”. A Qualified Financing consists of a sale of the Company’s equity securities for gross proceeds of at least $10.0 million. A Public Event is the closing of a merger or consolidation of the Company with a special purpose acquisition company or its subsidiary, or the first closing of the sale of shares of the Company’s common stock to the public in an initial public offering.

In May 2021, the Company entered into an agreement to lease office space in San Francisco, CA. The initial lease term is seven years from the commencement date of the lease as defined in the lease agreement. The lease commencement date is expected to be in January 2022. Total minimum lease payments under the lease agreement is $26.3 million. Base rent is payable monthly and escalates at the end of each lease year. The Company has an option to extend the term of the lease for a period of five years following the initial lease term at the then fair market value as of the commencement of the applicable option term. The lease will be accounted for as an operating lease under ASC 840.

In June 2021, the Company granted 2.8 million restricted stock units (“RSUs”) with a fair value of $24.94 per share. The RSUs will vest over a period of four years and contain a Liquidity Event Requirement that will be satisfied on the effective date of a Public Offering prior to December 31, 2021.

In June 2021, the Company approved a program that will grant 13.5 million shares of performance-based RSUs (“Founder Grants”) with a fair value of $80.5 million. The Founder Grants will contain a performance condition and six market conditions (each, a “market tranche”). The performance condition requires that the Company becomes a registered public company, and the market conditions require that the Company achieves certain valuation multiples as a registered public company. The six market tranches which will vest upon meeting both the performance condition as well as a market tranche condition. Stock based compensation expense related to the Founder Grants will be recognized over the derived service period of each market tranche.

On June 22, 2021, the Company entered into the Merger Agreement with Northern Genesis Acquisition Corp. II (“NGA”) and NG Merger Sub, Inc., which will result in NGA acquiring 100% of the Company’s issued and outstanding equity securities. The board of directors of both NGA and the Company have approved the proposed merger transaction. Completion of the transaction, which is expected to occur in the fourth quarter of 2021, is subject to approval of NGA stockholders and the satisfaction or waiver of certain other customary closing conditions. There is no assurance that the transaction will be consummated. The transaction will be accounted for as a reverse recapitalization and the Company has been determined to be the accounting acquirer. In addition, in connection with the proposed merger, NGA has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of 20,000,000 shares of its common stock in a financing that will result in net proceeds of $200.0 million upon the closing of the financing. The closing of the proposed merger is a precondition to the financing.

NOTE 13. SUBSEQUENT EVENTS (UNAUDITED)

For the interim financial statements relating to the six months ended June 30, 2021, subsequent events were evaluated through August 30, 2021, the date on which the unaudited interim financial statements were issued.

On August 25, 2021 and August 27, 2021, the Company entered into commitment letters (collectively, the “Commitment Letters”) with certain investors (collectively, the “Investors”) pursuant to which such Investors each provided a commitment to invest, upon the Company’s election, up to $5 million in the Company in the form of Series C Preferred Stock of the Company in the event that the Merger Agreement is terminated and the Business Combination is not consummated. If the Business Combination is consummated then each of the Investor’s obligations under the applicable Commitment Letter will terminate.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NORTHERN GENESIS ACQUISITION CORP. II,

NGAB MERGER SUB INC.,

and

EMBARK TRUCKS INC.

dated as of June 22, 2021

A-i

A-ii

A-iii

Exhibits
Exhibit A	Form of Acquiror Second A&R Charter
Exhibit B	Form of Acquiror A&R Bylaws
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Incentive Equity Plan
Exhibit E	Form of Employee Stock Purchase Plan

A-iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of June 22, 2021 (this “Agreement”), is made and entered into by and among Northern Genesis Acquisition Corp. II, a Delaware corporation (“Acquiror”), NGAB Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Embark Trucks Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Delaware corporation and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), (i) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”) and (ii) Acquiror will change its name to “Embark Technology, Inc.”;

WHEREAS, prior to the Effective Time (as defined below), (i) all of the Company Warrants (as defined below) will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Company Warrant Settlement”) and (ii) each share of Company Founders Preferred Stock (as defined below) and Company Preferred Stock (as defined below) will be converted into one share of Company Common Stock (as defined below) (the “Company Preferred Conversion”);

WHEREAS, upon the Effective Time and following the Company Warrant Settlement and Company Preferred Conversion, all shares of the Company’s Capital Stock (as defined below) and Company Awards (as defined below) will be converted into the right to receive (in the case of the Company Awards, if and to the extent earned and subject to their respective terms) the Aggregate Merger Consideration (as defined below), as set forth in this Agreement;

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations (as defined below) promulgated thereunder, and (ii) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and/or the Merger, the FPA Investment and the PIPE Investment shall be considered part of an overall plan in which the Company Stockholders exchange their shares of Company Capital Stock for the Merger Consideration in an exchange described in Section 351 of the Code;

WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this agreement by the Company’s stockholders;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders (as defined below) have executed and delivered to Acquiror a Company Holders Support Agreement (as defined below) pursuant to which the Requisite Company Stockholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the stockholders of the Company or pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement (as defined below) shall have been declared effective and delivered or otherwise made available to stockholders, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of Acquiror has (i) determined that it is advisable for Acquiror to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Shareholders (as defined below);

WHEREAS, Acquiror, as sole shareholder of Merger Sub, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding Acquiror IPO Shares (as defined below) redeemed on the terms and subject to the conditions set forth in Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Shareholder Approval (as defined below) (the “Offer”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor (as defined below) has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the FPA Purchasers have concurrently agreed to subscribe for and purchase, and Acquiror has agreed to issue and sell to the FPA Purchasers, (i) 4,000,000 shares of Acquiror Class A Common Stock and (ii) 666,667 Acquiror Warrants in exchange for an aggregate purchase price of $40,000,000 (the “FPA Investment Amount”), on the terms and subject to the conditions set forth therein, such purchases to be consummated prior to or substantially concurrently with the Closing;

WHEREAS, on or prior to the date hereof, Acquiror entered into Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from Acquiror shares of Acquiror Class A Common Stock for an aggregate purchase price, together with the FPA Investment Amount, equal to at least the Minimum PIPE Investment Amount (as defined below), such purchases to be consummated prior to or substantially concurrently with the Closing; and

WHEREAS, at the Closing, Acquiror, the Sponsor, the Major Company Stockholders (as defined below), and certain of their respective Affiliates (as defined below), as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Definitions.  As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror A&R Bylaws” has the meaning specified in Section 7.11(a).

“Acquiror Class A Common Stock” means Acquiror’s Class A common stock, par value $0.0001 per share, as defined in the Acquiror Second A&R Charter on the Closing Date following the filing thereof.

“Acquiror Class B Common Stock” means Acquiror’s Class B common stock, par value $0.0001 per share, as defined in the Acquiror Second A&R Charter on the Closing Date following the filing thereof.

“Acquiror Closing Statement” has the meaning specified in Section 2.8(a).

“Acquiror Common Stock” means, collectively, the Acquiror Class A Common Stock and the Acquiror Class B Common Stock.

“Acquiror Cure Period” has the meaning specified in Section 10.1(g).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Indemnified Parties” has the meaning specified in Section 7.7(a).

“Acquiror IPO Shares” means shares of Acquiror Pre-Transaction Common Stock issued by Acquiror pursuant to Acquiror’s initial public offering, which shares are defined as “IPO Shares” in Acquiror’s Governing Documents.

“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror Pre-Transaction Common Stock” means the Common Stock, par value $0.0001 per share, of Acquiror, as such class of Common Stock exists as of the date of this Agreement.

“Acquiror Private Placement Warrant” means an Acquiror Warrant issued by Acquiror to the Sponsor pursuant to a private placement in connection with Acquiror’s initial public offering.

“Acquiror Public Warrant” means an Acquiror Warrant that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Second A&R Charter” has the meaning specified in Section 7.11(a).

“Acquiror Securities” means the Acquiror Pre-Transaction Common Stock (or, following the Closing, Acquiror Common Stock), the Acquiror Warrants, and any other securities or equity interests of Acquiror.

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror IPO Shares to redeem all or a portion of the Acquiror IPO Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval of (i) the Charter Proposal by an affirmative vote of the holders of at least a majority of the outstanding shares of Acquiror Pre-Transaction Common Stock, at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose, and (ii) each of the other Transaction Proposals by an affirmative vote of the holders of at least a majority of the outstanding shares of Acquiror Pre-Transaction Common Stock present in person or by proxy at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Effective Time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).

“Acquiror Warrants” means each warrant to purchase one (1) share of Acquiror Pre-Transaction Common Stock (or, from and after the Closing, one (1) share of Acquiror Class A Common Stock), in each case at an exercise price of eleven Dollars fifty cents ($11.50) and includes, for the avoidance of doubt, the Acquiror Public Warrants, the Acquiror Private Placement Warrants, the Acquiror Working Capital Warrants, and warrants to be issued and sold pursuant to the Forward Purchase Agreements.

“Acquiror Working Capital Warrants” means up to 2,000,000 Acquiror Warrants, having the same terms as the Acquiror Private Placement Warrants, that may be issued prior to the Closing by Acquiror to the Sponsor pursuant to a private placement, at a price of $1.50 per Acquiror Warrant, including in satisfaction of Working Capital Loans.

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, other than the transactions contemplated hereby and other than the acquisition or disposition of inventory, equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Adjusted Restricted Stock Award” has the meaning specified in Section 3.3(b).

“Adjusted Restricted Stock Unit Award” has the meaning specified in Section 3.3(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.12(a)(v).

“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, any Dissenting Shares) or (ii) issuable upon, or subject to, the settlement of Company Options (other than any Company Option with an exercise price equal to or greater than the Per Share Merger Consideration) Restricted Stock Awards, and Restricted Stock Unit Awards that, in each case, are outstanding and vested immediately prior to the Effective Time, minus (b) the Treasury Shares outstanding immediately prior to the Effective Time, minus (c) a number of shares equal to the aggregate exercise price of the Company Options described in clause (ii) above divided by the Per Share Merger Consideration; provided, that any Company Options, Restricted Stock Awards, Restricted Stock Unit Awards, warrants or other securities convertible or exchangeable for (or exercisable into) Company Capital Stock that, in the case of any of the foregoing in this proviso, are not vested as of immediately prior to the Closing, shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Shares.

“Aggregate Merger Consideration” means a number of shares of Acquiror Common Stock equal to the quotient obtained by dividing (i) an amount equal to (x) the Base Purchase Price plus (y) the Excess Acquiror Expense Amount (if any), by (ii) $10.00; provided that, for the avoidance of doubt, any shares of Acquiror Common Stock issued as Aggregate Merger Consideration hereunder shall be issued as shares of Acquiror Class B Common Stock to the Founders and shares of Acquiror Class A Common Stock to all other holders of Company Capital Stock.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(e).

“Ancillary Agreements” has the meaning specified in Section 11.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Audited Financial Statements” has the meaning specified in Section 4.8(a).

“Available Acquiror Cash” means the amount of cash available in the Trust Account immediately prior to Closing, plus the amount of the PIPE Investment Amount and FPA Investment Amount then held by the Acquiror or Merger Sub, plus the amount of any cash investments made into the Company after the date hereof and prior to the Closing Date which remain on the Company’s balance sheet at Closing, minus the amount required to satisfy the Acquiror Share Redemption Amount.

“Base Purchase Price” means $4,250,000,000.

“Business Combination” has the meaning set forth in Article Sixth of Acquiror’s Amended and Restated Certificate of Incorporation as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Charter Proposal” has the meaning specified in Section 8.2(b)(ii).

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Closing Statement” has the meaning specified in Section 2.8(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the Preamble hereto.

“Company Award” shall mean a Company Option, a Restricted Stock Award, or a Restricted Stock Unit Award.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Capital Stock” means the shares of the Company Common Stock, the Company Founders Preferred Stock and the Company Preferred Stock.

“Company Closing Statement” has the meaning specified in Section 2.8(b).

“Company Common Shares” means shares of Company Common Stock.

“Company Common Stock” means the shares of Common Stock, par value $0.00001 per share, of the Company.

“Company Cure Period” has the meaning specified in Section 10.1(e).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Exchange Shares” has the meaning specified in Section 3.1(a).

“Company Founders Preferred Stock” has the meaning specified in Section 4.6(a).

“Company Holders Support Agreement” means that certain Company Holders Support Agreement, dated as of the date hereof, by and among Acquiror, the Company, and Persons constituting the Requisite Company Stockholders, as amended or modified from time to time.

“Company Incentive Plan” means the Embark Trucks Inc. 2016 Stock Plan, as amended from time to time.

“Company Indemnified Parties” has the meaning specified in Section 7.7(a).

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required or specifically contemplated by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) COVID-19 or any COVID-19 Measures, or the Company’s or any of its Subsidiaries’ compliance therewith, (i) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (i) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (j) any matter set forth on the Company Disclosure Letter, or (k) any action taken by, or at the request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (a), (b), (d), (e), (g) or (h) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Incentive Plan.

“Company Plan and Budget” has the meaning set forth in Section 6.1.

“Company Preferred Conversion” has the meaning specified in the Recitals hereto.

“Company Preferred Stock” means the shares of the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock, the Series A-6 Preferred Stock, the Series A-7 Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Company Stockholder Approvals” means the approval of this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, by the (i) affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Capital Stock, voting as a single class and on an as-converted basis, and (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Preferred Stock, voting as a single class and on an as-converted basis, in each case, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) Transfer Taxes, and (iii) any and all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities in connection with the transactions contemplated hereby.

“Company Transaction Liabilities” means Company Transaction Expenses and any other out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the consummation of the transactions contemplated hereby, including: (i) liabilities in respect of Dissenting Shares; (ii) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries as a result of the transactions contemplated hereby, including the portion of payroll Taxes arising therefrom, (iii) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries pursuant to any Affiliate Agreement or any termination thereof in connection with the consummation of the transactions contemplated hereby; and (iv) any other fees, costs or liabilities incurred by the Company or any of its subsidiaries to obtain any consent or approval under, or otherwise in relation to, any other contract, agreement, permit, license or similar arrangement as a result of the transactions contemplated hereby.

“Company Warrant Settlement” has the meaning specified in the Recitals hereto.

“Company Warrants” has the meaning set forth in Section 4.6(c) of the Company Disclosure Letter.

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used or distributed with such software subject to such license (i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any actions taken or omitted in response to the COVID-19 pandemic and the effects resulting from such taken or omitted actions (including (a) any required or recommended quarantines, travel restrictions, “stay-at-home” orders, social distancing measures, or other safety measures, (b) workforce reductions, workplace or worksite shutdowns or slowdowns, factory closures, (c) any delays in shipment of products to customers or in receipt of deliveries of supplies from vendors, and (d) other measures initiated, to the extent reasonably necessary or appropriate to respond to, or mitigate the effects of, the COVID-19 pandemic).

“D&O Indemnified Parties” has the meaning specified in Section 7.7(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.5.

“Dollars” or “$” means lawful money of the United States.

“Effective Time” has the meaning specified in Section 2.3(b).

“Embark Group” has the meaning specified in Section 11.18(b).

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b) of the Code.

“ESPP” has the meaning specified in Section 7.1(a).

“Excess Acquiror Expense Amount” means an amount equal to (i) the excess of the Outstanding Acquiror Expenses over $32,000,000 divided by (ii) (x) 1 minus (y) an amount equal to (A) the aggregate pro forma ownership percentage of Acquiror immediately after Closing (assuming the Excess Acquiror Expense Amount is $0) by the persons who were holders of shares of Company Common Stock and the holders of Company Awards immediately prior to the Closing divided by (B) 100; provided, that, for the avoidance of doubt, to the extent the aggregate Outstanding Acquiror Expenses is an amount equal to or less than $32,000,000, the Excess Acquiror Expense Amount shall be $0.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Aggregate Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Common Shares.

“Export Approvals” has the meaning specified in Section 4.26(a).

“Financial Statements” has the meaning specified in Section 4.8(a).

“Forward Purchase Agreements” means (a) the Amended and Restated Forward Purchase Agreement by and between Acquiror and Northern Genesis Capital II LLC, and (b) each additional Forward Purchase Agreement by and between Acquiror and an institutional investor party thereto, in each case entered into prior to the date hereof, as amended as of the date hereof and as further amended, restated, modified or supplemented from time to time, together with any subscription or similar agreement implementing the terms thereof.

“Founders” means Alex Rodrigues and Brandon Moak and any Permitted Trust (as defined in the Acquiror Second A&R Charter) of either Person.

“FPA Investment” means the purchase of shares of Acquiror Class A Common Stock and Acquiror Warrants pursuant to the Forward Purchase Agreements.

“FPA Investment Amount” has the meaning specified in the Recitals hereto.

“FPA Purchasers” means one or more Persons who have agreed, on or prior to the date hereof, to purchase, upon or immediately prior to the Closing, Acquiror Class A Common Stock and Acquiror Forward Purchase Warrants pursuant to the terms of a Forward Purchase Agreement.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Husch Blackwell” has the meaning specified in Section 11.18(a).

“Incentive Equity Plan” has the meaning specified in Section 7.1(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all liabilities of another Person guaranteed directly or indirectly by the applicable Person, jointly or severally.

“Intellectual Property” means any rights in or to the following, throughout the world, including all U.S. and foreign: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (iv) trade secrets, know-how, processes, and other confidential information or proprietary rights.

“Intended Tax Treatment” has the meaning specified in Section 2.7.

“Interim Financial Statements” means, collectively, the Q1 Interim Financial Statements, the Q2 Interim Financial Statements and the Q3 Interim Financial Statements.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Intervening Event” means an event or circumstance with respect to the Company (and not Acquiror) that was not known, or the consequences of which were not known by the Board of Directors of Acquiror as of or prior to the date of this Agreement and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to this Agreement, which event or circumstance, or any consequence thereof, (i) becomes known to the Board of Directors of Acquiror prior to obtaining the Acquiror Shareholder Approval and (ii) has resulted in a Company Material Adverse Effect.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Latham” has the meaning specified in Section 11.18(b).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property (other than Owned Real Property) that is leased, licensed, or subleased to or otherwise used or occupied by the Company or any of its Subsidiaries.

“Legal Proceedings” has the meaning specified in Section 4.10.

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Major Company Stockholder” means each of the holders of Company Capital Stock set forth on Section 8.2(a)(v) of the Company Disclosure Letter.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Certificate” has the meaning specified in Section 2.1(a).

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.

“Minimum Available Acquiror Cash Amount” means an amount equal to $295,000,000.

“Minimum PIPE Investment Amount” has the meaning specified in Section 5.12(e).

“Modification in Recommendation” has the meaning specified in Section 8.2(b).

“Nasdaq” has the meaning specified in Section 7.3.

“NG Group” has the meaning specified in Section 11.18(a).

“NG Representative” has the meaning specified in Section 7.6(a)(ii).

“NYSE” has the meaning specified in Section 5.6(c).

“Offer” has the meaning specified in the Recitals hereto.

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. “Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“Outstanding Acquiror Expenses” means all expenses incurred, accrued, or payable by Acquiror or its subsidiaries, or on Acquiror’s behalf by Sponsor or any representative of Acquiror or Sponsor (which shall include any deferred underwriting fees and any outstanding amounts under any Working Capital Loans), in any case prior to the Closing that remain unpaid immediately prior to Closing; provided, however, that Outstanding Acquiror Expenses shall not include any payments due or other liabilities with respect to (a) Acquiror Share Redemptions; (b) Company Transaction Liabilities; (c) the Aggregate Merger Consideration or any securities to be issued or other consideration to be paid under the Subscription Agreements or Forward Purchase Agreements; or (d) any liability recorded by Acquiror as a result of the classification of any Acquiror Warrants as derivatives or other instruments rather than as equity.

“Outstanding Acquiror Shares” has the meaning specified in Section 5.12(a).

“Outstanding Acquiror Warrants” has the meaning specified in Section 5.12(b).

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.

“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Owned Real Property or Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease, and (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Owned Real Property or Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, (x) restrictions on transfer under applicable securities Laws, (xi) Liens set forth on Section 1.1 of the Company Disclosure Letter and (xii) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt or materially limit, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Investment” means the purchase of shares of Acquiror Class A Common Stock pursuant to the Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror prior to or substantially concurrently with Closing for the shares in the PIPE Investment.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Q1 Interim Financial Statements” has the meaning specified in Section 6.3(a).

“Q2 Interim Financial Statements” has the meaning specified in Section 6.3(b).

“Q3 Interim Financial Statements” has the meaning specified in Section 6.3(c).

“Real Property Leases” has the meaning specified in Section 4.20(a)(ii).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).

“Requisite Company Stockholders” means each of the holders of Company Capital Stock set forth on Section 8.2(c) of the Company Disclosure Letter, which holders, taken together, represent the holders of (i) a majority of the Company Capital Stock then outstanding, and (ii) a majority of the Company Preferred Stock then outstanding.

“Restricted Stock Award” means an award of restricted shares of Company Common Stock granted under the Company Incentive Plan, which includes any shares of Company Common Stock issued pursuant to early-exercised Company Options that remain subject to vesting conditions.

“Restricted Stock Unit Award” means an award of restricted stock units based on shares of Company Common Stock (whether to be settled in cash or shares), granted under the Company Incentive Plan.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A-1 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-2 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-3 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-4 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-5 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-6 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-7 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series B Preferred Stock” has the meaning specified in Section 4.6(a).

“Series C Preferred Stock” has the meaning specified in Section 4.6(a).

“Sponsor” means Northern Genesis Sponsor II LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person. As of the date hereof, the Company does not have any Subsidiaries.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).

“Terminating Company Breach” has the meaning specified in Section 10.1(e).

“Transaction Proposals” has the meaning specified in Section 8.2(b)(ii).

“Transactions” means, collectively, the Merger, the PIPE Investment, and the FPA Investment.

“Transfer Taxes” has the meaning specified in Section 8.4.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” means a share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time.

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trust Claims” has the meaning specified in Section 11.1.

“Trustee” has the meaning specified in Section 5.8.

“Unpaid Company Transaction Liabilities” has the meaning specified in Section 2.4(c).

“Warrant Agreement” means the Warrant Agreement, dated as of January 12, 2021, between Acquiror and Continental Stock Transfer & Trust Company.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a proposed Business Combination or other working capital purposes.

“Written Consent” has the meaning specified in Section 8.2(c).

Section 1.2. Construction.

(a)	Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b)	Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c)	Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(d)	All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(e)	The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to

Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

(f)	When used herein, “ordinary course” and “ordinary course of business” mean an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business (including, for the avoidance of doubt, actions taken in response to COVID-19, including when determining whether actions taken after the date of this Agreement are in the ordinary course of business).

Section 1.3. Knowledge.  As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE MERGER; CLOSING

Section 2.1. The Merger.

(a)Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.
(b)Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.

Section 2.2. Effects of the Merger.  At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3. Closing; Effective Time.

(a)In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.
(b)In connection with the Closing, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Merger Certificate (the “Effective Time”).

Section 2.4. Closing Deliverables.

(a)	At the Closing, the Company will deliver or cause to be delivered:
(i)to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;
(ii)to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time;
(iii)to Acquiror, the Registration Rights Agreement, duly executed by the Major Company Stockholders who have elected to execute the Registration Rights Agreement; and
(iv)to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided, however, that notwithstanding anything to the contrary, the sole remedy under this Agreement for any failure of the Company to deliver a certification and notice pursuant to this Section 2.4(a)(iv) shall be for Acquiror, the Company or the Exchange Agent, as applicable, to withhold from payments pursuant to this Agreement in accordance with Section 3.4 any Taxes that are required to be withheld by such Person pursuant to Section 1445 of the Code by reason of such failure.
(b)	At the Closing, Acquiror will deliver or cause to be delivered:

(i)to the Exchange Agent, the portion of the Aggregate Merger Consideration payable in respect of the Company Exchange Shares, for further distribution to the Company’s stockholders pursuant to Section 3.2;
(ii)to the Company, a certificate signed by an officer of Acquiror, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;
(iii)to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor; and
(iv)to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as initial directors or officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Effective Time.
(c)At the Closing, Acquiror shall pay or cause to be paid, by wire transfer of immediately available funds, (i) all Outstanding Acquiror Expenses as set forth on the final Acquiror Closing Statement and (ii) all accrued and unpaid Company Transaction Liabilities (“Unpaid Company Transaction Liabilities”) as set forth on the final Company Closing Statement; provided, that any Unpaid Company Transaction Liabilities due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

Section 2.5. Governing Documents.

(a)The certificate of incorporation and bylaws of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.
(b)The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be in the forms of the Acquiror Second A&R Charter and Acquiror A&R Bylaws, respectively), shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

Section 2.6. Directors and Officers.

(a)The (i) officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) the persons set forth on Section 2.6(a) of the Company Disclosure Letter shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.
(b)The parties shall take all actions necessary to ensure that, upon and immediately following the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 7.6 of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

Section 2.7. Tax Free Reorganization Matters.  The parties intend that, for United States federal income tax purposes (and for purposes of any applicable state or local income tax law that follows U.S. federal income tax treatment), (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and/or the Merger, the FPA Investment and the PIPE Investment shall be considered part of an overall plan in which the Company Stockholders exchange their shares of Company Capital Stock for the Merger Consideration in an exchange described in Section 351 of the Code, and (ii) this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”). None of the parties will take any action, or knowingly fail to take any action, which action or failure would be reasonably expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment, including providing factual support letters.

Section 2.8. Closing Statements.

(a)Acquiror shall use its reasonable best efforts to prepare and deliver to the Company no less than three (3) Business Days prior to the Closing, and not earlier than the time that holders of Acquiror IPO Shares can no longer elect redemption in accordance with the Acquiror Share Redemption, a written statement (the “Acquiror Closing Statement”):
(i)certifying the number of (A) shares of Acquiror Pre-Transaction Common Stock and Acquiror Warrants to be issued and outstanding immediately prior to the Effective Time (other than as a result of the closing of the Merger), and (B) Acquiror IPO Shares to be redeemed pursuant to Acquiror Share Redemptions; and
(ii)setting forth Acquiror’s good faith estimate of (A) the amount of cash to be available in the Trust Account as of the Effective Time, (B) the amount of cash to be held by the Acquiror or Merger Sub outside the Trust Account as of the Effective Time (excluding any of the PIPE Investment Amount or FPA Investment Amount then held by the Acquiror or Merger Sub), (C) the Acquiror Share Redemption Amount, and (D) the aggregate amount of Outstanding Acquiror Expenses as of the Effective Time, including in each case relevant supporting documentation used by Acquiror in calculating such amounts reasonably requested by the Company.
(b)The Company shall use its reasonable best efforts to prepare and deliver to the Acquiror no less than (3) Business Days prior to the Closing a written statement (the “Company Closing Statement”):
(i)confirming that the Company Warrant Settlement and the Company Preferred Conversion will be completed in connection with the Closing and that, as of immediately after such completion and the Closing, the Company will have no issued and outstanding securities other than Company Common Stock issued to Acquiror;
(ii)certifying (A) the number of Company Common Shares, Treasury Shares, Dissenting Shares, and Company Exchange Shares to be issued and outstanding immediately prior to the Effective Time; (B) an updated list of all Company Awards to be outstanding immediately prior to the Effective Time, including the holder thereof, the type of Company Award, the number of shares of Company Common Stock subject thereto, vesting schedule and, if applicable, the exercise price thereof; and (C) the record holders of any of the foregoing that are entitled to receive, by reason of the Merger (subject, in the case of any Company Awards, to the terms thereof), Acquiror Class B Common Stock; and
(iii)setting forth the Company’s good faith estimate of any Unpaid Company Transaction Liabilities, which shall include the respective amounts and wire transfer instructions for the payment thereof (other than with respect to amounts payable through the Company’s payroll), together with corresponding invoices for the foregoing.
(c)From and after delivery of the Acquiror Closing Statement and the Company Closing Statement (each, a “Closing Statement”):
(i)The parties shall use their respective reasonable best efforts to (A) cooperate with each other and provide each other such additional information reasonably requested by such other party in connection with such other party’s review of the Closing Statements, (B) reasonably consider any and all changes reasonably requested by such other party and (C) revise its Closing Statement as necessary to render such Closing Statement true and correct and reflective of the terms of this Agreement; and
(ii)The parties shall use their respective reasonable best efforts to jointly calculate in accordance with the terms hereof and shall use their respective reasonable best efforts to mutually confirm (A) the number of shares of Acquiror Common Stock constituting the Aggregate Merger Consideration, including the number of shares thereof consisting of Acquiror Class A Common Stock and Acquiror Class B Common Stock, (B) the Exchange

Ratio, and (C) the portion of the Aggregate Merger Consideration payable from and after the Effective Time in respect of the Company Exchange Shares, including the number of shares thereof consisting of Acquiror Class A Common Stock and Acquiror Class B Common Stock
(d)Notwithstanding anything to the contrary herein, (i) no requested changes to any Closing Statement received from another party or any dispute among the parties with respect to any Closing Statement shall prevent or delay the Closing and (ii) no actual or alleged breach of or failure to comply with the terms of this Section 2.8 shall serve as the basis for the failure of any closing condition set forth in Article IX to be satisfied.

ARTICLE III

EFFECTS OF THE MERGER

Section 3.1. Reclassification and Conversion of Securities.

(a)At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Common Stock subject to Company Awards (which shall be respectively subject to Section 3.3), (ii) any Treasury Shares, which shall be canceled as part of the Merger and shall not constitute Company Capital Stock hereunder as of the Effective Time, and (iii) any Dissenting Shares) (such shares of Company Common Stock, other than such exclusions in clauses (i)-(iii), the “Company Exchange Shares”), shall be canceled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration determined pursuant to Section 3.1(c).
(b)At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock shall be converted into a share of common stock, par value $0.0001, of the Surviving Corporation.
(c)Each holder of Company Exchange Shares immediately prior to the Effective Time shall be entitled to receive a portion of the Aggregate Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of Company Exchange Shares held by such holder immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share. Any shares of Acquiror Common Stock issued as part of the Aggregate Merger Consideration pursuant to this Section 3.1(c) shall be issued as shares of Acquiror Class B Common Stock to the Founders and shares of Acquiror Class A Common Stock to all other holders of Company Common Stock. Each of the parties to this Agreement intend that the Aggregate Merger Consideration payable to the holders of Company Common Stock pursuant to the Merger and this Agreement are entirely in consideration for such holders’ shares of Company Common Stock held immediately prior to the Merger and agree to report the same for U.S. federal and applicable state income tax purposes entirely as consideration for such Company Common Stock (and not as compensation for services and/or any consideration for other property, etc.), unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.
(d)Immediately prior to the Effective Time, by virtue of the effectiveness of the Acquiror Second A&R Charter and without any further action on the part of any holder of Acquiror Pre-Transaction Common Stock, the Acquiror Pre-Transaction Common Stock, as a class, shall be reclassified as the Acquiror Class A Common Stock, with each share of Acquiror Pre-Transaction Common Stock that is issued and outstanding at such time thereafter constituting one share of Acquiror Class A Common Stock. From and after the Effective Time until presented for exchange, each certificate that previously represented shares of Acquiror Pre-Transaction Common Stock shall represent the shares of Acquiror Class A Common Stock, equal in number to the number of shares of Acquiror Pre-Transaction Common Stock previously represented by such certificate. In addition, immediately prior to the Effective Time, any shares of Acquiror Pre-Transaction Common Stock (or Acquiror Class A Common Stock) held in the treasury of Acquiror shall be cancelled.
(e)Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger.

Section 3.2. Exchange Procedures

(a)Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”), reasonably acceptable to the Company, to act as the agent for the purpose of paying the portion of the Aggregate Merger Consideration payable in respect of Company Exchange Shares. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock constituting the portion of the Aggregate Merger Consideration payable in respect of the Company Exchange Shares.
(b)Reasonably promptly after the Effective Time, Acquiror shall send, or shall cause the Exchange Agent to send, to each record holder of Company Exchange Shares a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).
(c)Each holder of Company Exchange Shares shall be entitled to receive such portion of the Aggregate Merger Consideration upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.
(d)Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration deposited with the Exchange Agent that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of Company Exchange Shares immediately prior to the Effective Time that has not exchanged such Company Exchange Shares for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time may transfer such Company Exchange Shares to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3. Treatment of Company Awards.

(a)As of the Effective Time, each Company Option that is then outstanding shall be converted into the right to receive an option relating to shares of Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”), except that (a) such Acquiror Option shall relate to that whole number of shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Company Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. For the avoidance of doubt, each Acquiror Option held by any person shall relate to shares of Acquiror Class A Common Stock.
(b)As of the Effective Time, each Restricted Stock Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive restricted shares of Acquiror Common Stock (each, an “Adjusted Restricted Stock Award”) with substantially the same terms and conditions as were applicable to such Restricted Stock Award immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted Restricted Stock Award shall relate to such number of shares of Acquiror Common Stock as is equal to the product of (i) the number of Company Common Shares subject to such Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. For the avoidance of doubt, each Adjusted Restricted Stock Award held by any person shall represent the right to receive shares of Acquiror Class A Common Stock.
(c)As of the Effective Time, each Restricted Stock Unit Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive restricted stock units based on shares of Acquiror Common Stock (each, an “Adjusted Restricted Stock Unit Award”) with substantially the same terms and conditions as were applicable to such Restricted Stock Unit Award immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted Restricted Stock Unit Award shall relate to such number of shares of Acquiror Common Stock as is equal to the product of (i) the number of shares of Company Common Stock subject to such Restricted Stock Unit Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. For the avoidance of doubt, each Adjusted Restricted Stock Unit Award held by any person shall represent the right to receive restricted stock units based on shares of Acquiror Class A Common Stock.
(d)The Company shall take all necessary actions to effect the treatment of Company Options, Restricted Stock Awards and Restricted Stock Unit Awards pursuant to Section 3.3(a), Section 3.3(b) and Section 3.3(c), respectively, in accordance with the Company Incentive Plan and the applicable award agreements and to ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Acquiror. The Board of Directors of the Company shall amend the Company Incentive Plan and take all other necessary actions, effective as of immediately prior to the Closing, in order to (i) cancel the remaining unallocated share reserve under the Company Incentive Plan and provide that shares in respect of Company Awards that for any reason become re-eligible for future issuance shall be cancelled, (ii) provide that no new Company Awards will be granted under the Company Incentive Plan, and (iii) provide that no Company Options shall be subject to the Option Exchange Program, as defined therein.

Section 3.4. Withholding.  Notwithstanding any other provision to this Agreement, Acquiror, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld by Acquiror, the Company or the Exchange Agent, as applicable, from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror, the Company, or the Exchange Agent, respectively); provided, that Acquiror shall use commercially reasonable efforts to provide the Company with at least ten (10) days’ prior written notice of any amounts that it intends to withhold in connection with the payment of the Aggregate Merger Consideration and will reasonably cooperate with the Company to reduce or eliminate any applicable withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5. Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive a portion of the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1. Company Organization.  The Company has been duly incorporated and is validly existing under the Laws of the State of Delaware, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2. Subsidiaries.  A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3. Due Authorization.

(a)The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other documents to which it is contemplated hereby to be a party and (subject to the Company Stockholder Approvals and the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is contemplated hereby to be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is contemplated hereby to be a party. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is contemplated hereby to be a party will be, duly and validly executed and delivered by the Company, and this Agreement constitutes, and on or prior to the Closing, the other documents to which the Company is contemplated hereby to be a party will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is contemplated hereby to be a party and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is contemplated hereby to be party and the transactions contemplated hereby and thereby. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is contemplated hereby to be a party or to approve the Merger other than the Company Stockholder Approvals.

Section 4.4. No Conflict.  Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is contemplated hereby to be a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or a default under, the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of or a default under, any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, or result in the loss of any right or benefit under, or cause acceleration under, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.5. Governmental Authorities; Consents.  Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby and (iii) the filing of the Merger Certificate in accordance with the DGCL.

Section 4.6. Capitalization of the Company.

(a)As of the date of this Agreement, the authorized capital stock of the Company consists of (x) 150,000,000 shares of Company Common Stock, of which 47,763,826 shares are issued and outstanding as of the date of this Agreement, (y) 1,124,856 shares of Founders Preferred Stock, par value $0.00001 per share (the “Company Founders Preferred Stock”), of which 162,558 shares are issued and outstanding as of the date of this Agreement, and (z) 87,355,585 shares of Company Preferred Stock (of which (i) 3,654,873 shares are designated as Series A-1 Preferred Stock, par value $0.00001 per share, of which 3,654,873 shares are issued and outstanding as of the date of this Agreement (the “Series A-1 Preferred Stock”), (ii) 5,372,703 shares are designated as Series A-2 Preferred Stock, par value $0.00001 per share, of which 5,372,703 shares are issued and outstanding as of the date of this Agreement (the “Series A-2 Preferred Stock”), (iii) 2,485,296 shares are designated as Series A-3 Preferred Stock, par value $0.00001 per share, of which 2,485,296 shares are issued and outstanding as of the date of this Agreement (the “Series A-3 Preferred Stock”), (iv) 590,688 shares are designated as Series A-4 Preferred Stock, par value $0.00001 per share, of which 590,688 shares are issued and outstanding as of the date of this Agreement (the “Series A-4 Preferred Stock”), (v) 2,680,236 shares are designated as Series A-5 Preferred Stock, par value $0.00001 per share, of which 2,680,236 shares are issued and outstanding as of the date of this Agreement (the “Series A-5 Preferred Stock”), (vi) 3,647,817 shares are designated as Series A-6 Preferred Stock, par value $0.00001 per share, of which 3,647,817 shares are issued and outstanding as of the date of this Agreement (the “Series A-6 Preferred Stock”), (vii) 15,139,917 shares are designated as Series A-7 Preferred Stock, par value $0.00001 per share, of which 15,139,917 shares are issued and outstanding as of the date of this Agreement (the “Series A-7 Preferred Stock”), (viii) 32,834,601 shares are designated as Series B Preferred Stock, par value $0.00001 per share, of which 32,834,601 shares are issued and outstanding as of the date of this Agreement (the “Series B Preferred Stock”), and (ix) 20,949,454 shares are designated as Series C Preferred Stock, par value $0.00001 per share, of which 20,949,454 shares are issued and outstanding as of the date of this Agreement (the “Series C Preferred Stock”)), and there are no other authorized equity interests of the Company that are issued and outstanding. Except as set forth on Section 4.6(a) of the Company Disclosure Letter, all of the issued and outstanding shares of Company Capital Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens, other than restrictions on transfer under applicable securities Laws. All shares of Company Common Stock are uncertificated, book-entry shares.
(b)As of the date of this Agreement, (i) Company Options to purchase 8,760,253 shares of Company Common Stock, with an aggregate exercise price equal to $5,162,826, are outstanding, (ii) Restricted Stock Awards with respect to zero (0) shares of Company Common Stock are outstanding and (iii) Restricted Stock Unit Awards with respect to zero (0) shares of Company Common Stock, are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each Person who, as of the date of this Agreement, holds a Company Award, including the type of Company Award, the number of shares of Company Common Stock subject thereto, vesting schedule and, if applicable, the exercise price thereof. All Company Options, Restricted Stock Awards and Restricted Stock Unit Awards are evidenced in all material respects by award agreements in substantially the forms previously made available to Acquiror. Each Company Option, each Restricted Stock Award, and each Restricted Stock Unit Award was validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof).
(c)Except as otherwise set forth in this Section 4.6 or on Section 4.6(c) of the Company Disclosure Letter, there are no securities of the Company issued and outstanding, and the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock.

Section 4.7. Capitalization of Subsidiaries.

(a)The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, and have not been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens, other than restrictions on transfer under applicable securities Laws.
(b)The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.
(c)Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding capital stock or equity interests of, and no subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock or equity interests of, such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock or equity interests.

Section 4.8. Financial Statements.

(a)Attached as Section 4.8(a) of the Company Disclosure Letter are true and complete copies of the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon (the “Audited Financial Statements” and, together with the applicable Interim Financial Statements, if and when delivered pursuant to Section 6.3, the “Financial Statements”).
(b)Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Audited Financial Statements and, when delivered pursuant to Section 6.3, the Interim Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.
(c)As of the date hereof, neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
(d)Management of the Company believes that the net proceeds of the Transactions, taken together with existing cash on the Company’s balance sheet, are sufficient to fund the Company through commercialization of its business.

Section 4.9. Undisclosed Liabilities.  Except as set forth on Section 4.9 of the Company Disclosure Letter, as of the date hereof, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto or (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business of the Company and its Subsidiaries.

Section 4.10. Litigation and Proceedings.  Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries, nor binding upon any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.11. Legal Compliance.

(a)As of the date hereof, each of the Company and its Subsidiaries is in compliance with all applicable Laws in all material respects.
(b)For the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been material to the business of the Company and its Subsidiaries, taken as a whole.
(c)The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.

Section 4.12. Contracts; No Defaults.

(a)Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xiv) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)    each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $1,000,000;

(ii)    each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last two (2) years, in each case, involving payments in excess of $1,000,000, other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, or (B) between the Company and its wholly owned Subsidiaries;

(iii)   each lease, rental or occupancy agreement, license, installment and conditional sale agreement and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $1,000,000 in any calendar year;

(iv)    each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly owned Subsidiary of the Company);

(v)     material Contracts (other than employment agreements or arrangements (including the Company Benefit Plans), Governing Documents and those entered into in the ordinary course of business) between the Company or any of its Subsidiaries, on the one hand, and (A) any stockholder of the Company or any Affiliate thereof, (B) any Affiliate of the Company or of any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), (C) any director, officer, manager or employee of the Company or any of the Company’s Subsidiaries, or (D) a member of the immediate family of any of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(vi)    employment or similar Contracts with any employee of the Company or any of its Subsidiaries that provide for an annual base salary greater than $250,000;

(vii)   Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the

Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(viii)  any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(ix)    each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including non-disclosure agreements, contractor services agreements, consulting services agreements, employment agreements or employee invention assignment agreements, incidental trademark licenses incident to marketing, printing or advertising Contracts) pursuant to which the Company or any of the Company’s Subsidiaries (i) grants to a third Person the right to use material Intellectual Property of the Company and its Subsidiaries or (ii) is granted by a third Person the right to use Intellectual Property that is material to the business of the Company and its Subsidiaries (other than Contracts granting nonexclusive rights to use commercially available off-the-shelf software and Open Source Licenses);

(x)     each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $1,000,000 in any calendar year;

(xi)    any Contract that grants to any Person (other than the Company or its Subsidiaries) (A) any “most favored nation” rights or (B) a right of first refusal, first offer or similar preferential right to purchase or otherwise acquire equity interests in or any material assets of the Company or any of the Company’s Subsidiaries;

(xii)   each Contract that involves aggregate payments by or to the Company or any of its Subsidiaries in excess of $2,500,000 in any calendar year, including any such Contracts with any service provider, supplier, licensor, licensee or customer;

(xiii)  Contracts requiring the payment by the Company or any of its Subsidiaries of any material change of control, transaction bonus or similar payment to any Person as a result of the consummation of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment);

(xiv)   any Contract not otherwise identified pursuant to the foregoing if the violation, breach or termination thereof would reasonably be expected to have a Company Material Adverse Effect; and

(xv)    any outstanding commitment to enter into any Contract of the type described in subsections (i) through (xiv) of this Section 4.12(a).

(b)Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13. Company Benefit Plans.

(a)Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any Multiemployer Plan and any statutory plan, program or arrangement that is required under applicable Law and maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.
(b)Except as set forth on Section 4.13(b) of the Company Disclosure Letter or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.
(c)Neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six (6) years.
(d)Except would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, with respect to each Company Benefit Plan, no Legal Proceedings (other than routine claims for benefits in the ordinary course of business) are pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Legal Proceedings.
(e)No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, or (ii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).
(f)Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any material severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company as expressly provided in this Agreement, (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of material compensation or benefits due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, (iii) accelerate the vesting and/or settlement of any Company Award or (iv) result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

Section 4.14. Labor Relations; Employees.

(a)Except as set forth on Section 4.14(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, (ii) no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and (iii) in the past three (3) years, no labor union or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other labor dispute against or affecting the Company or any Subsidiary of the Company, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where the failure to comply would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(c)In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(d)In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations, the liability for which has not been satisfied in all material respects. The Company and its Subsidiaries have not engaged in material layoffs, furloughs, employment terminations (other than for cause) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2020 through the date hereof.

Section 4.15. Taxes.

(a)All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.
(b)All material Taxes due and payable by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(c)The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(d)There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.
(e)No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed in writing by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(f)There are no ongoing or pending legal proceedings with respect to any material taxes of the Company or any of its Subsidiaries presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.
(g)Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).
(h)Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i)Neither the Company nor any of its Subsidiaries (i) has any material liability for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has within the last thirty-six (36) months been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.
(j)No written claim has been made by any Governmental Authority within the last thirty-six (36) months where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction that has not since been resolved.
(k)Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(l)Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date made or requested prior to the Closing, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) any election pursuant to Section 965(h) of the Code.
(m)The Company has not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.16. Brokers’ Fees.  Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, Merger Sub, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.17. Insurance.  Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.18. Licenses.  The Company and its Subsidiaries possess all of the material Licenses reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their material assets in all material respects in the manner in which they are now operated and maintained and to conduct the material business operations of the Company and its Subsidiaries in all material respects as currently conducted, except as would not be reasonably expected to materially disrupt the conduct of business by the Company and its Subsidiaries. Each such material License held by the Company or any of the Company’s Subsidiaries is in full force and effect. Neither the Company nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is or has been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material License, or (c) has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter.

Section 4.19. Equipment and Other Tangible Property.  The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.20. Real Property.

(a)Section 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i)The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.
(ii)The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.
(iii)The Company and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.
(iv)As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.

(v)Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.
(b)None of the Company or any of its Subsidiaries owns any Owned Real Property.

Section 4.21. Intellectual Property.

(a)Section 4.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered and applied-for with a Governmental Authority and is owned by the Company or any of the Company’s Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, and, to the knowledge of the Company, all such Company Registered Intellectual Property is subsisting and, excluding any pending applications included in the Company Registered Intellectual Property, is valid and enforceable.
(b)Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all material Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof, provided that the foregoing shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property.
(c)To the knowledge of the Company, the Company and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person. There is no action pending to which the Company or such Subsidiary of the Company is a named party, or to the knowledge of the Company, that is threatened in writing, alleging the Company’s or such Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person and there has not been, within the three (3) years preceding the date of this Agreement, any such action brought or threatened in writing.
(d)Except as set forth on Section 4.21(d) of the Company Disclosure Letter, to the knowledge of the Company as of the date of this Agreement (i) no Person is infringing upon, misappropriating or otherwise violating any material Intellectual Property of the Company or any of the Company’s Subsidiaries in any material respect, and (ii) the Company and its Subsidiaries have not sent to any Person within the three (3) years preceding the date of this Agreement (or, in the case of any Subsidiary of the Company or any business unit, as applicable, that was acquired within the eighteen (18) period prior to the date of this Agreement, within the twelve (12) months preceding the date of this Agreement) any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Intellectual Property of the Company or any of the Company’s Subsidiaries.
(e)The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of trade secrets included in their Intellectual Property that are material to the business of the Company and its Subsidiaries. To the knowledge of the Company, there has not been any material unauthorized disclosure of or unauthorized access to any trade secrets of the Company or any of the Company’s Subsidiaries to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information.
(f)With respect to the software used or held for use in the business of the Company and its Subsidiaries, to the knowledge of the Company, no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries or customers of the Company and its Subsidiaries.
(g)The Company’s and its Subsidiaries’ use and distribution of (i) software developed by the Company or any Subsidiary, and (ii) Open Source Materials, is in material compliance with all Open Source Licenses applicable thereto. None of the Company or any Subsidiary of the Company has used any Open Source Materials in a manner that requires any proprietary software or Intellectual Property owned by the Company or any of the Company’s Subsidiaries, to be subject to Copyleft Licenses.

Section 4.22. Privacy and Cybersecurity.

(a)The Company and its Subsidiaries maintain and are in compliance with, and during the three (3) years preceding the date hereof have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, in each case of (i)-(iii) above, other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries. There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights.
(b)During the three (3) years preceding the date of this Agreement (i) there have been no material breaches of the security of the information technology systems of the Company and its Subsidiaries, and (ii) there have been no disruptions in any information technology systems that materially adversely affected the Company’s and its Subsidiaries’ business or operations. The Company and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. To the knowledge of the Company, neither the Company nor any Subsidiary of the Company has (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

Section 4.23. Environmental Matters.

(a)The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.
(b)There has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.
(c)Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(d)No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.
(e)The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.24. Absence of Changes.  From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 4.25. Anti-Corruption Compliance.

(a)For the past three (3) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.
(b)Each of the Company and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.
(c)To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.26. Sanctions and International Trade Compliance.

(a)The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.
(b)Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers or, to the knowledge of the Company, employees or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years been, a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 4.27. Information Supplied.  None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.28. No Additional Representation or Warranties.  Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates. Without limiting the foregoing, and notwithstanding anything to the contrary herein, each of Acquiror and Merger Sub, on behalf of themselves and each of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality

Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.15), or (ii) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1. Company Organization.  Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended prior to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 5.2. Due Authorization.

(a)Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents to which it is contemplated hereby to be a party, and (b) subject to the Acquiror Shareholder Approvals, consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents to which Acquiror or Merger Sub is contemplated hereby to be a party and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and by Acquiror as the sole shareholder, as applicable, of Merger Sub and (ii) determined by the Board of Directors of Acquiror as advisable to Acquiror and the Acquiror Shareholders and recommended for approval by the Acquiror Shareholders. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents to which it is contemplated hereby to be a party (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents to which Acquiror or Merger Sub is contemplated hereby to be a party will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, as applicable, and this Agreement constitutes, and at or prior to the Closing, the other documents to which Acquiror or Merger Sub is contemplated hereby to be a party will constitute, a legal, valid and binding obligation of Acquiror and/or Merger Sub, as applicable, enforceable against Acquiror and/or Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present, (i) the Charter Proposal shall require approval by an affirmative vote of the holders of a majority of the outstanding shares of Acquiror Pre-Transaction Common Stock, at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose, and (ii) each of the other Transaction Proposals shall require approval by an affirmative vote of the holders of a majority of the outstanding shares of Acquiror Pre-Transaction Common Stock present in person or by proxy at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.
(c)The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.
(d)At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3. No Conflict.  Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under, the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of or default under, any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, or result in the loss of any right or benefit under, or cause acceleration under, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 5.4. Litigation and Proceedings.  There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such), other than matters arising after the date hereof that would not reasonably be expected to be material to Acquiror. There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 5.5. SEC Filings.  Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since January 12, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6. Internal Controls; Listing; Financial Statements.

(a)Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since January 12, 2021, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.
(b)Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)Since January 12, 2021, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”). The Acquiror Pre-Transaction Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Pre-Transaction Common Stock or prohibit or terminate the listing of Acquiror Pre-Transaction Common Stock on the NYSE.
(d)The Acquiror SEC Filings contain true and complete copies of (i) the audited balance sheet as of December 31, 2020, and statements of operations, changes in stockholder’s equity and cash flows of Acquiror for the period from September 25, 2020 (inception) through December 31, 2020, together with the auditor’s reports thereon (the “Acquiror Audited Financial Statements” and (ii) if and when filed prior to the Effective Time, the unaudited balance sheet and statement of operations, stockholders’ equity, and cash flows of Acquiror as of and for the relevant interim periods ending March 31, 2021, June 30, 2021, and September 30, 2021 (together with the Acquiror Audited Financial Statements, the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror as at the respective dates thereof and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
(e)There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(f)Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7. Governmental Authorities; Consents.  Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, and (ii) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.

Section 5.8. Trust Account.  As of the date of this Agreement, Acquiror has at least $414,000,000 in the Trust Account (including an aggregate of approximately $14,490,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of January 12, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than Acquiror, shareholders of Acquiror holding Acquiror IPO Shares who shall have elected to redeem their Acquiror IPO Shares pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments to shareholders of Acquiror holding Acquiror IPO Shares who shall have elected to redeem their Acquiror IPO Shares pursuant to Acquiror’s Governing Documents. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds then available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

Section 5.9. Investment Company Act; JOBS Act.  Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10. Absence of Changes.  Since January 12, 2021, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business.

Section 5.11. No Undisclosed Liabilities.  Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.12. Capitalization of Acquiror.

(a)As of the date of this Agreement, the authorized capital stock of Acquiror consists of (i) 100,000,000 shares of Acquiror Pre-Transaction Common Stock, of which 51,750,000 shares are issued and outstanding as of the date of this Agreement (the “Outstanding Acquiror Shares”), and (ii) 1,000,000 shares of Preferred Stock, par value $0.0001 per share, of which no shares are issued and outstanding as of the date of this Agreement. The Outstanding Acquiror Shares constitute all of the issued and outstanding shares of capital stock of Acquiror as of the date of this

Agreement. All Outstanding Acquiror Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(b)Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 13,800,000 Acquiror Public Warrants and 6,686,667 Acquiror Private Placement Warrants are issued and outstanding (the “Outstanding Acquiror Warrants”). The Acquiror Warrants are not exercisable until the later of (x) January 15, 2022 and (y) thirty (30) days after the Closing. All Outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, the Forward Purchase Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any shares of capital stock or other equity securities of Acquiror.
(c)The Outstanding Acquiror Shares and Outstanding Acquiror Warrants constitute all of the issued and outstanding Acquiror Securities as of the date of this Agreement. Acquiror has not (x) granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities or the value of which is determined by reference to any Acquiror Securities or (y) entered into any commitments or agreements providing for the issuance of additional shares or the sale of treasury shares, and there are no Contracts or other commitments of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities, other than (i) redemption rights with respect to the Acquiror IPO Shares prior to or in connection with the Closing as set forth in Acquiror’s Governing Documents, (ii) the potential forfeiture of certain Acquiror Securities to Acquiror by the Sponsor pursuant to the Sponsor Support Agreement, (iii) any Working Capital Loans that may be incurred, and any Acquiror Working Capital Warrants that may be issued, by Acquiror prior to Closing, (iv) the issuance of Acquiror Pre-Transaction Common Stock (or, following the Closing, Acquiror Class A Common Stock) upon the exercise of any Acquiror Warrants, (v) the issuance of Acquiror Securities pursuant to the Subscription Agreements and the Forward Purchase Agreements, and (vi) the issuance of the Aggregate Merger Consideration pursuant to this Agreement.
(d)The Aggregate Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.
(e)On or prior to the date of this Agreement, Acquiror has entered into Forward Purchase Agreements with the FPA Investors and Subscription Agreements with PIPE Investors, true and correct copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such FPA Investors and PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Acquiror, shares of Acquiror Class A Common Stock and (with respect to the Forward Purchase Agreements) Acquiror Warrants, for a combined FPA Investment Amount and PIPE Investment Amount of at least $200,000,000 (such amount, the “Minimum PIPE Investment Amount”). On or prior to the date of this Agreement, Acquiror has identified to the Company each of the PIPE Investors that are not also existing stockholders of the Company (or has caused the identification of each such PIPE Investor to the Company) and, to the knowledge of Acquiror, the Company has not exercised its right to reasonably object to any such PIPE

Investor as of the date of this Agreement. Such Forward Purchase Agreements and Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each FPA Investor or PIPE Investor party thereto, in accordance with their terms.
(f)Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13. Brokers’ Fees.  Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14. Indebtedness.  Neither Acquiror nor Merger Sub has any Indebtedness, other than Working Capital Loans (none of which are outstanding as of the date hereof).

Section 5.15. Taxes.

(a)All material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.
(b)All material Taxes due and payable by Acquiror and Merger Sub (whether or not shown on any Tax Return) have been paid.
(c)The Acquiror and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements.
(d)There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.
(e)No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed in writing by any Governmental Authority against Acquiror or Merger Sub that remains unpaid.
(f)There are no ongoing or pending Legal Proceedings with respect to any material Taxes of Acquiror or Merger Sub and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.
(g)Neither the Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Acquiror and/or Merger Sub and customary commercial contracts not primarily related to Taxes that were entered into with persons who are not Affiliates or equity owners of Acquiror).
(h)Neither the Acquiror nor Merger Sub has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i)Neither the Acquiror nor Merger Sub (i) has any material liability for Taxes of any other Person (other than the Acquiror or Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by contract (other than customary commercial contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has within the last thirty-six (36) months been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Acquiror or Merger Sub.

(j)No written claim has been made by any Governmental Authority where the Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(k)Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(l)Neither the Acquiror nor Merger Sub will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date made or requested prior to the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) any election pursuant to Section 965(h) of the Code.
(m)Acquiror and Merger Sub have not taken any action, nor to the knowledge of Acquiror are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 5.16. Business Activities.

(a)Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.
(b)Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(c)Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d)As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $100,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans or as set forth in Section 5.16 of the Acquiror Disclosure Letter. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.17. Stock Market Quotation.  As of the date hereof, the Acquiror Pre-Transaction Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE under the symbol “NGAB”. As of the date hereof, the Acquiror Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “NGAB WS”. As of the Closing, after giving effect to the transactions contemplated by this Agreement (and by the other agreements contemplated hereby) to occur prior to the Closing, the Acquiror Common Stock and the Acquiror Public Warrants will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the NYSE or Nasdaq. Acquiror is in compliance with the rules of the NYSE or Nasdaq, as applicable, and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Pre-Transaction Common Stock or Acquiror Warrants or terminate the listing of Acquiror Pre-Transaction Common Stock or Acquiror Warrants on the NYSE or Nasdaq, as applicable. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Pre-Transaction Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.18. Registration Statement, Proxy Statement and Proxy Statement/Registration Statement.  Subject to the last sentence of this Section 5.18, (a) on the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; (b) on the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and (c) on the date of any filing pursuant to Rule 424(b) and/or Section 14A, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Acquiror Shareholders and certain of the Company’s stockholders, as applicable, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, Notwithstanding the foregoing or any other provision hereof, Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.19. No Additional Representation or Warranties.  Except as provided in this Article V, neither Acquiror nor Merger Sub nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors have made their own investigation of Acquiror and Merger Sub and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror or Merger Sub, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1. Conduct of Business.  From the date of this Agreement through the earlier of the Closing and the valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as otherwise contemplated by this Agreement or the Ancillary Agreements, as required by Law, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or as set forth in the Company’s business plan and/or budget previously made available to Acquiror (together, the “Company Plan and Budget”), use reasonable best efforts to operate the business of the Company in the ordinary course of business. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or as set forth in the Company Plan and Budget, the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or required by Law:

(a)change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries in any manner that would (i) increase the Aggregate Merger Consideration, (ii) impose or modify the terms of any Company Transaction Liability (excluding those described in subsection (ii) of the definition thereof), or (iii) impose or modify the terms of any obligation, liability, restriction or requirement that would be binding on the Surviving Corporation, as a vested right in contract or otherwise, upon or following the Effective Time;
(b)make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company Capital Stock or equity interests;
(c)split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;
(d)purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests (other than Company Awards) of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;
(e)enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) or Section 4.16 of the Company Disclosure Letter, or any Real Property Lease, in each case, other than (i) renewals of existing Contracts in the ordinary course of business, (ii) as required by Law or (iii) Contracts of the type set forth on Section 6.1(e) of the Company Disclosure Letter;
(f)sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, except for (i) sales of inventory to customers in the ordinary course of business, (ii) dispositions of obsolete or worthless equipment and (iii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries;
(g)acquire any ownership interest in any real property;
(h)except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.12 of the Company Disclosure Letter or otherwise in the ordinary course of business, (i) grant any material severance, retention, change in control or termination pay with respect to any employee of the Company or its Subsidiaries whose employment or similar Contract is listed on Section 4.12(a)(vi) of the Company Disclosure Letter, (ii) make any change in the key senior management structure of the Company or any of the Company’s Subsidiaries, including the hiring of additional executive officers or the termination of existing executive officers, other than terminations for cause or due to death or disability or hiring or promotions to fill positions due to voluntary resignations or other vacancies, (iii) terminate, adopt, enter into or materially amend any material Company Benefit Plan, (iv) materially increase the base cash compensation of any employee, officer, director or other individual service provider, or (v) amend or waive any material performance or vesting criteria or to accelerate the time of payment or vesting of any material compensation or benefit payable by the Company or any of the Company’s Subsidiaries;
(i)acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(j)(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, other than Indebtedness among the Company and its wholly owned Subsidiaries, or (ii) guarantee any Indebtedness of another Person (other than the Company and its wholly owned Subsidiaries);
(k)(i) make or change any material election in respect of material Taxes, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes, (v) settle any claim or assessment in respect of material Taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes, except in the ordinary course of business;
(l)take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(m)(i) issue any additional shares of Company Capital Stock or securities exercisable for or convertible into Company Capital Stock, other than the issuance of Company Common Stock upon the exercise or settlement of Company Options or Restricted Stock Unit Awards in the ordinary course of business under the Company Incentive Plan and the applicable award agreement, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement, or (ii) grant any additional Company Awards or other equity or equity-based compensation, other than the grant of Company Awards in accordance with the Company Incentive Plan, (A) in the ordinary course of business, to the extent, in such amounts, and upon terms consistent with past practice, (B) required by the terms of any Company Benefit Plan or (C) to the extent necessary or appropriate in connection with new hires or promotions (as determined by the Company in good faith);
(n)adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);
(o)waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 in the aggregate;
(p)grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to the Company and its Subsidiaries, or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to the Company and its Subsidiaries, except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of the Company’s or any of its Subsidiaries’ business judgment as to the costs and benefits of maintaining the item;
(q)enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries; or
(r)enter into any agreement to do any action prohibited under this Section 6.1.

Notwithstanding anything to the contrary in this Agreement, after the date hereof, the Company and its Subsidiaries may take actions that are outside of the ordinary course of business or not in accordance with past practice (A) to the extent reasonably necessary to protect the health and safety of the Company’s or its Subsidiaries’ employees or (B) reasonably in response to any applicable Law, directive, guideline or recommendation arising out of, or otherwise related to, COVID-19 (including any COVID-19 Measure), and such actions shall not serve as a basis for Acquiror to terminate this Agreement or assert that the Company has violated any covenant or agreement in this Agreement or that any of the conditions set forth in Section 9.2 have not been satisfied.

Section 6.2. Inspection.  Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable

Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that (A) such access shall not include any unreasonably invasive or intrusive investigations or any other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (B) remote access may be provided by the Company and its Subsidiaries in lieu of physical access in response to COVID-19 to the extent reasonably necessary (1) to protect the health and safety of such officers and employees or (2) in order to comply with any applicable COVID-19 Measures, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.

Section 6.3. Preparation and Delivery of Additional Company Financial Statements.

(a)The Company shall act in good faith to deliver to Acquiror, as soon as reasonably practicable following the date hereof, the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the three-month period ending March 31, 2021 (the “Q1 Interim Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q1 Interim Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q1 Interim Financial Statements with the same force and effect as if made as of the date of this Agreement.
(b)If the Effective Time has not occurred prior to August 12, 2021, as soon as reasonably practicable following August 12, 2021, the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiaries as of and for the three- and six-month period ended June 30, 2021 (the “Q2 Interim Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q2 Interim Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q2 Interim Financial Statements in the same manner as the Q1 Interim Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.
(c)If the Effective Time has not occurred prior to November 12, 2021, as soon as reasonably practicable following November 12, 2021, the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiaries as of and for the three- and nine-month period ended September 30, 2021 (the “Q3 Interim Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q3 Interim Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q3 Interim Financial Statements in the same manner as the Q1 Interim Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Section 6.4. Affiliate Agreements.  All Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter shall be terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries, in each case, except as otherwise set forth on Section 6.4 of the Company Disclosure Letter.

Section 6.5. Acquisition Proposals.  From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives not to, (i) continue or initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Company shall, and shall instruct its officers and directors to, and shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than Acquiror, Merger Sub and their representatives) that may be ongoing with respect to any Acquisition Proposal.

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1. Employee Matters.

(a)Equity Plan.  Prior to the Closing Date, but subject to Acquiror Shareholder Approval thereof, Acquiror shall approve and adopt (i) an incentive equity plan in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company prior to Acquiror Shareholder Approval thereof) (the “Incentive Equity Plan”) and (ii) the form employee stock purchase plan attached hereto as Exhibit E (with such changes as may be agreed in writing by Acquiror and the Company prior to Acquiror Shareholder Approval thereof) (the “ESPP”).
(b)No Third-Party Beneficiaries.  Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2. Trust Account Proceeds and Related Available Equity.

(a)The parties to this Agreement do not have any intention as of the Effective Time to use, or to cause to be used, any amount of Available Acquiror Cash to effect any repurchase, redemption or other acquisition of outstanding shares of Acquiror Common Stock within the six (6)-month period after the Closing, other than as may be required by any Acquiror Share Redemptions or with respect to Dissenting Shares.
(b)Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this

Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3. Listing.  From the date hereof through the Effective Time, Acquiror shall take all actions necessary to ensure Acquiror remains listed as a public company on the NYSE. Notwithstanding the foregoing, at least three (3) Business Days prior to the initial filing of the Proxy Statement/Registration Statement with the SEC pursuant to Section 8.2(a), Acquiror will take such action as necessary to delist the Acquiror Pre-Transaction Common Stock and Acquiror Warrants from the NYSE effective upon the Effective Time, and shall prepare and submit to Nasdaq Capital Market (“Nasdaq”) a listing application, in accordance with Nasdaq rules, covering all shares of Acquiror Common Stock and all Acquiror Warrants, and shall take all actions necessary to obtain approval for the listing of the Acquiror Common Stock and Acquiror Warrants on Nasdaq from and after the Effective Time, and the Company shall reasonably cooperate with Acquiror with respect to such listing; provided, however, that if requested by the Company in writing no later than fifteen (15) Business Days prior to the Closing Date, in lieu of the foregoing Acquiror shall prepare and submit to NYSE a listing application, if required under NYSE rules, covering the shares of Acquiror Common Stock issuable in the Merger and shall take all actions necessary to obtain approval for the listing of such shares of Acquiror Common Stock, and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.4. No Solicitation by Acquiror.  From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) continue or initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives). From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and shall instruct and cause its representatives, its Subsidiaries (including Merger Sub) and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than the Company and its representatives) that may be ongoing with respect to any Business Combination Proposal.

Section 7.5. Acquiror Conduct of Business.

(a)During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including as contemplated by the FPA Investment or PIPE Investment) or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course of business. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the FPA Investment or the PIPE Investment) or the Ancillary Agreements or as required by Law:
(i)seek any approval from the Acquiror Shareholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;
(ii)(x) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s capital stock or any Merger Sub Capital Stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s capital stock or any Merger Sub Capital Stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Pre-Transaction Common Stock made as part of the Acquiror Share Redemptions;

(iii)(A) make or change any material election in respect of material Taxes, (B) materially amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) knowingly surrender or allow to expire any right to claim a refund of material Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
(iv)take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(v)other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, (A) any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor, (y) Northern Genesis Capital II LLC and (z) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater) or (B) any transaction or Contract with any counterparty to a Forward Purchase Agreement, to the extent related in any respect to Acquiror;
(vi)incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guarantee any debt securities of another Person, other than (A) Working Capital Loans and (B) any indebtedness for borrowed money or guarantee (x) incurred in the ordinary course of business and in an aggregate amount not to exceed $100,000, or (y) incurred between Acquiror and Merger Sub;
(vii)incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan);
(viii)(A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration, the incurrence of Working Capital Loans and issuance of Acquiror Working Capital Warrants to Sponsor, and the issuance of Acquiror Securities pursuant to the Subscription Agreements and the Forward Purchase Agreements, (B) grant any options or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or
(ix)enter into any agreement to do any action prohibited under this Section 7.5.
(b)During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to, comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 7.6. Post-Closing Directors and Officers of Acquiror.  Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a)the Board of Directors of Acquiror shall consist of up to seven (7) directors, which shall initially include:
(i)one (1) director nominee to be mutually agreed by the Sponsor and the Company;
(ii)one (1) director nominee (the “NG Representative”) to be (A) designated by Acquiror pursuant to written notice to be delivered to the Company as soon as reasonably practicable following the date of this Agreement and (B) reasonably acceptable to the Company; and

(iii)up to five (5) director nominees to be designated by the Company pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement; and
(b)the initial officers of Acquiror and their initial officer positions shall be as set forth on Section 7.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

Section 7.7. Indemnification and Insurance.

(a)From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective Governing Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.
(b)For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2020; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.
(c)Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors, assigns and/or transferees of Acquiror shall succeed to the obligations set forth in this Section 7.7.
(d)On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 7.8. Acquiror Public Filings.  From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.9. PIPE Subscriptions; Forward Purchase.  Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Minimum PIPE Investment Amount or the FPA Investment Amount or the subscription amount under any Subscription Agreement or Forward Purchase Agreement or reduce or impair the rights of Acquiror under any Subscription Agreement or Forward Purchase Agreement, Acquiror shall not permit any amendment or modification to be made to, or permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate) any provision or remedy under, or permit any replacements of, any of the Subscription Agreements or any of the Forward Purchase Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided, that, in the case of any such assignment or transfer, the party to such Subscription Agreement or any Forward Purchase Agreement that on the date hereof is obligated thereunder to purchase shares of Acquiror Pre-Transaction Common Stock remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Acquiror Pre-Transaction Common Stock contemplated thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements and the Forward Purchase Agreements have been satisfied, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements and the Forward Purchase Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms and under each Forward Purchase Agreement to cause the purchasers thereunder to pay to (or as directed by) Acquiror the applicable purchase price under such Forward Purchase Agreement in accordance with its terms.

Section 7.10. Stockholder Litigation.  In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.11. Amendments to Acquiror Governing Documents.  On the Closing Date, Acquiror shall amend and restate, effective as of immediately prior to the Effective Time, its certificate of incorporation and bylaws, respectively, in the forms of (a) the Second Amended and Restated Certificate of Incorporation of Acquiror, in the form attached as Exhibit A hereto (with such changes as may be agreed in writing by Acquiror and the Company) (the “Acquiror Second A&R Charter”), and (b) the Amended and Restated Bylaws of Acquiror, in the form attached as Exhibit B hereto (with such changes as may be agreed in writing by Acquiror and the Company) (the “Acquiror A&R Bylaws”).

ARTICLE VIII

JOINT COVENANTS

Section 8.1. HSR Act; Other Filings.

(a)In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly, but in no event later than ten (10) Business Days after the date hereof, with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.
(b)Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination (if available) of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c)Acquiror shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.
(d)With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(e)Each of the Company, on the one hand, and Acquiror, on the other, shall be responsible for and pay one-half of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.

Section 8.2. Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a)	Registration Statement and Prospectus.
(i)As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare, and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or Nasdaq, as applicable) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.
(ii)To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii)Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv)If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which information is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.
(v)The Registration Statement, to the extent permitted by applicable rules and regulations of the SEC, also will register the resale of the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration, other than certain equity securities issuable under the Incentive Equity Plan that are based on Acquiror Common Stock and constitute a portion of the Aggregate Merger Consideration, which shall instead be registered pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.1(a).

(b)Acquiror Shareholder Approval.
(i)Acquiror shall as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (A) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (B) duly give notice of, and convene and hold, a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Section 710 of the NYSE Listing Rules or Nasdaq Listing Rule 5620(b), as applicable, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (C) solicit proxies from the holders of Acquiror Pre-Transaction Common Stock to vote in favor of each of the Transaction Proposals.
(ii)Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) amendment and restatement of Acquiror’s Governing Documents, in the respective forms of the Acquiror Second A&R Charter and the Acquiror A&R Bylaws (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) at the Closing, including approval of the change of Acquiror’s name to “Embark Technology, Inc.”, and any separate or unbundled proposals as are required to implement the foregoing (the proposal in this clause (A), the “Charter Proposal”), (B) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (C) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger, (D) approval of the issuance of more than one percent (1%) of Acquiror’s outstanding common stock to a “related party” pursuant to the rules of the NYSE or Nasdaq, as applicable, as contemplated by the Subscription Agreements with the applicable PIPE Investors, (E) the election of directors effective as of the Closing as contemplated by Section 7.6, (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (G) approval of the adoption by Acquiror of the equity plans described in Section 7.1, (H) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (I) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement.
(iii)The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror described in the Recitals hereto, a “Modification in Recommendation”), except to the extent that the Board of Directors of Acquiror shall have determined in good faith, after consultation with its outside legal counsel, that, an Intervening Event has occurred prior to the Acquiror Shareholders’ Meeting and, in response to such Intervening Event, a failure to make a Modification in Recommendation would violate its fiduciary duties under applicable Law; provided, that the Board of Directors of Acquiror will not be entitled to make, or agree or resolve to make, a Modification in Recommendation until (A) Acquiror delivers to the Company a written notice (an “Intervening Event Notice”) advising the Company that the Board of Directors of Acquiror proposes to take such action and containing the material facts underlying such determination that an Intervening Event has occurred, (B) until 5:00 p.m., Eastern Time, on the fifth Business Day immediately following the day on which Acquiror delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. Eastern Time on the fifth Business Day immediately following the day on which Acquiror delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional three-Business Day (instead of five-Business Day) period from the date of such notice), the “Intervening Event Notice Period”), Acquiror and its representatives shall have negotiated in good faith with the Company and its representatives regarding any revisions or adjustments proposed by the Company during the Intervening Event Notice Period to the terms and conditions of this Agreement as would enable Acquiror to proceed with its recommendation of this Agreement and the transactions contemplated hereby and not make such Modification in Recommendation, and (C) if the Company requested negotiations in accordance with the foregoing clause (B), Acquiror may make a Modification in Recommendation only if the Board of Directors of Acquiror, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the five-Business Day period, offered in writing in a manner that would form a binding Contract if accepted by Acquiror (and the other applicable parties hereto), reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Modification in Recommendation would violate its fiduciary duties under applicable Law. For the avoidance of doubt, a Modification in Recommendation will not affect Acquiror’s obligations pursuant to this Section 8.02 (other than as set forth in the immediately preceding sentence) or elsewhere in this Agreement. To the fullest extent permitted by applicable Law (A) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (B) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (C) Acquiror agrees that if the Acquiror Shareholder Approval with respect to all Transaction Proposals shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval of all Transaction Proposals.
(iv)Acquiror may only, and to the extent necessary to obtain the Acquiror Shareholder Approval Acquiror shall, adjourn the Acquiror Shareholders’ Meeting (A) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (B) for the absence of a quorum or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date.
(v)Acquiror agrees that it shall provide the holders of shares of Acquiror IPO Shares the opportunity to elect redemption of such Acquiror IPO Shares in connection with (but prior to) the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.
(c)Company Stockholder Approvals.  Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Stockholder Approvals in the form of an irrevocable written consent (the “Written Consent”) of the Requisite Company Stockholders (pursuant to the Company Holders Support Agreement) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Written Consent, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger, as soon as reasonably practicable after the Registration Statement is declared effective. The Company shall obtain the Company Stockholder Approvals at such meeting of the stockholders of the Company and shall take all other action necessary or advisable to secure the Company Stockholder Approvals as soon as reasonably practicable after the Registration Statement is declared effective.

Section 8.3. Support of Transaction.  Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to, (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable.

Section 8.4. Tax Matters.

All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall constitute Company Transaction Expenses. For U.S. federal and state income Tax purposes, the parties hereto acknowledge and agree that the Merger will constitute a “reverse acquisition” as described in Treasury Regulations Section 1.1502-75(d)(3), and to refrain from taking any position inconsistent with the foregoing for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code.

Section 8.5. Section 16 Matters.  Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Capital Stock or acquisitions of shares of Acquiror Pre-Transaction Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.6. Cooperation; Consultation.  From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.12) until the Closing Date, Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the FPA Investment and PIPE Investment and the rotation of the shares of Acquiror Pre-Transaction Common Stock during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1. Conditions to Obligations of Acquiror, Merger Sub, and the Company.  The obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)the Acquiror Shareholder Approval shall have been obtained with respect to all Transaction Proposals;
(b)the Company Stockholder Approvals shall have been obtained;
(c)the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(d)the waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;
(e)there shall not be in force any Governmental Order enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;
(f)Acquiror shall have at least $5,000,001 of net tangible assets after giving effect to the FPA Investment and PIPE Investment (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and
(g)the shares of Acquiror Common Stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq or, if requested by the Company pursuant to Section 7.3, NYSE.

Section 9.2. Conditions to Obligations of Acquiror and Merger Sub.  The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a)each of the representations and warranties of the Company contained in this Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and

(b)each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects or, in the event of any failure to so perform, such breach shall have been cured by the Company.

Section 9.3. Conditions to the Obligations of the Company.  The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)(i) The representations and warranties of Acquiror contained in Section 5.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement and (ii) each of the representations and warranties of Acquiror contained in this Agreement (other than Section 5.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date;
(b)each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects or, in the event of any failure to so perform, such breach shall have been cured by Acquiror;
(c)the Acquiror Second A&R Charter shall have been filed with the Secretary of State of the State of Delaware and Acquiror shall have adopted the Acquiror A&R Bylaws; and
(d)the Available Acquiror Cash shall be no less than the Minimum Available Acquiror Cash Amount; provided, that, the parties agree that this condition may not be waived unless the Board of Directors of the Company has approved such waiver after the Company’s management has expressed its belief, in its sole discretion, that, following the Closing, the Company will have enough cash to fund the Company through commercialization of its business.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1. Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)by written consent of the Company and Acquiror;
(b)by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
(c)by the Company if there has been a Modification in Recommendation;
(d)prior to the Closing by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the date that is (A) one fifty (150) days after the date of this Agreement plus (B) to the extent the Registration Statement has not been declared effective on or prior to the date which is one hundred twenty (120) days following the date of this Agreement, the lesser of

(x) thirty (30) days and (y) a number of days equal to the number of days after the date of this Agreement on which the Registration Statement is declared effective minus one hundred twenty (120) days (such date, the “Agreement End Date”), unless Acquiror is in material breach hereof;
(e)by Acquiror if the Company Stockholder Approvals shall not have been obtained within five (5) Business Days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; or
(f)prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.

Section 10.2. Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1. Trust Account Waiver.  The Company understands that Acquiror has established a trust account containing the proceeds of its initial public offering and certain private placements occurring simultaneously with such initial public offering (collectively, with interest accrued from time to time thereon, the “Trust Account”) initially in an amount of approximately $414,000,000, which is for the sole benefit of Acquiror’s public stockholders until the consummation by Acquiror of an initial business combination and redemption of all Acquiror IPO Shares that any such public stockholder may elect to have redeemed in connection therewith. For and in consideration of Acquiror entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account, with respect to claims arising out of or relating to this Agreement, any Ancillary Agreement, or the transactions contemplated hereby or thereby, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Claims”). The Company hereby irrevocably waives any Trust Claims it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Agreement and will not seek recourse against the Trust Account (including any distributions therefrom) for Trust Claims arising out of this Agreement; provided, that (i) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against assets held outside the Trust Account, or for specific performance or other non-monetary equitable relief, and (ii) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to Acquiror and any assets that have been purchased or acquired by Acquiror with any such funds). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror to induce it to enter into this Agreement with the Company, and the Company further intends and understands such waiver to be valid, binding and enforceable under applicable law.

Section 11.2. Waiver.  Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3. Notices.  All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)If to Acquiror or Merger Sub prior to the Closing, to:
Northern Genesis Acquisition Corp. II
4801 Main Street, Suite 1000
Kansas City, MO 64112
Attention:	Ian Robertson
Ken Manget
Email:	Ian.Robertson@northerngenesis.com
Ken.Manget@northerngenesis.com

with copies to (which shall not constitute notice):

Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
Attention:	James G. Goettsch
Rebecca Taylor
Email:	jim.goettsch@huschblackwell.com
rebecca.taylor@huschblackwell.com

(b)If to the Company prior to the Closing, or to any Party after the Effective Time, to:
Embark Trucks Inc.
424 Townsend Street
San Francisco, CA 94107
Attention:	Alex Rodrigues
Siddhartha Venkatesan
Email:	alex@embarktrucks.com
sid@embarktrucks.com

with copies to (which shall not constitute notice):

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attention:	Justin G. Hamill
Marc A. Granger
Email:	justin.hamill@lw.com
marc.granger@lw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4. Assignment.  No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5. Rights of Third Parties.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (a) the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 7.7 and this Section 11.5(a), and any amendment thereof or of any other provision of this Agreement, in any case following the Closing, shall not be effective to adversely affect the rights of any such Person except to the extent that such Person has expressly agreed thereto in writing; and (b) the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16 and this Section 11.5(b), and any amendment thereof or of any other provision of this Agreement, in any case following the Closing, shall not be effective to adversely affect the rights of any such Person except to the extent that such Person has expressly agreed thereto in writing.

Section 11.6. Expenses.  Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Unpaid Company Transaction Liabilities, and (y) pay or cause to be paid, any Outstanding Acquiror Expenses, in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 11.7. Governing Law.  This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8. Headings; Counterparts.  The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9. Company and Acquiror Disclosure Letters.  The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this

Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10. Entire Agreement.  (i) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (ii) the Sponsor Support Agreement and Company Holders Support Agreement, and (iii) the Confidentiality Agreement, dated as of March 22, 2021, between Acquiror and the Company (the “Confidentiality Agreement”)(clauses (ii)-(iii), collectively, the “Ancillary Agreements”), constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11. Amendments.  This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 11.12. Publicity.

(a)All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).
(b)The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13. Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14. Jurisdiction; Waiver of Jury Trial.

(a)Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of

Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b)EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15. Enforcement.  The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16. Non-Recourse.  Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a)this Agreement may be enforced only against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may be brought only against, the Company, Acquiror and Merger Sub as named parties hereto; and
(b)except to the extent a named party hereto, no Person (including (i) any past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) any past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, advisor or representative or Affiliate of any of the foregoing) shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby, except to the extent of the specific obligations expressly under taken by such Person in a separate written agreement.

Section 11.17. Non-Survival of Representations, Warranties and Covenants.  Except (x) as otherwise contemplated by Section 10.2 or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and all of the representations, warranties, covenants, obligations or other agreements in this Agreement shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18. Conflicts and Privilege.

(a)Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “NG Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Embark Group, on the other hand, any legal counsel, including Husch Blackwell LLP (“Husch Blackwell”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the NG Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the NG Group, on the one hand, and Husch Blackwell, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the NG Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

(b)Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Embark Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the NG Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the Embark Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Embark Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Embark Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

NORTHERN GENESIS ACQUISITION CORP. II

By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	Chief Executive Officer

NGAB MERGER SUB INC.

By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	President

EMBARK TRUCKS INC.

By:	/s/ Alex Rodrigues
	Name:	Alex Rodrigues
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of June 22, 2021 by and among Northern Genesis Sponsor II LLC, a Delaware limited liability company (“Sponsor”), Northern Genesis Acquisition Corp. II, a Delaware corporation (“Acquiror”), and Embark Trucks Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 10,350,000 shares of Acquiror Pre-Transaction Common Stock and 6,686,667 Acquiror Warrants;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Merger Sub and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, following completion of the Merger, the Company will become a wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1   Binding Effect of Merger Agreement.  Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 12.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such sections) as if Sponsor was an original signatory to the Merger Agreement with respect to such provisions.

Section 1.2   No Transfer.  During the period commencing on the date hereof and ending on the earlier of (a) the Closing and (b) the liquidation of Acquiror, each Sponsor shall not (i) sell, assign, offer to sell, contract or agree to sell, grant any option to purchase or otherwise dispose of or agree to dispose of legal title to, or file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement or pursuant to the Amended and Restated Registration Rights Agreement attached as Exhibit C to the Merger Agreement) with respect to, any Acquiror Common Stock or Acquiror Warrants owned by Sponsor, which transaction, offer, contract, or agreement provides for settlement or transfer prior to the date on which the Merger Agreement terminates, or (ii) publicly announce any intention to effect any transaction specified in clause (i) other than any public filings required by applicable Law (collectively, “Transfer”).

Section 1.3   New Shares.  In the event that (a) any shares of Acquiror Pre-Transaction Common Stock of Acquiror are issued to Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Pre-Transaction Common Stock, (b) Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Pre-Transaction Common Stock, or (c) a Sponsor acquires the right to vote or share in the voting of any Acquiror Pre-Transaction Common Stock (such Acquiror Pre-Transaction Common Stock, the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms of Section 1.5 of this Sponsor Agreement to the same extent as if they constituted the Acquiror Pre-Transaction Common Stock owned by Sponsor as of the date hereof.

Section 1.4   Closing Date Deliverables.  On the Closing Date, Sponsor shall deliver to Acquiror and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, the Company, Sponsor and certain of the Company’s stockholders or their respective affiliates, as applicable, in substantially the form attached as Exhibit C to the Merger Agreement.

Section 1.5   Sponsor Agreements.

(a)At any duly called meeting of the shareholders of Acquiror or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, in each case, as contemplated by the Merger Agreement, Sponsor shall (i) appear at each such meeting or otherwise cause all of its Acquiror Pre-Transaction Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Pre-Transaction Common Stock:
(i)in favor of the Transaction Proposals, including the transactions contemplated by the Merger Agreement;
(ii)against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals, including the transactions contemplated by the Merger Agreement);
(iii)against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;
(iv)against any change in the business, management or Board of Directors of Acquiror (in each case, other than the Transaction Proposals, including the transactions contemplated by the Merger Agreement); and
(v)against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Section 9.1 or 9.3 of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror.

Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b)Subject to Article II hereof, Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated January 12, 2021, by and between Acquiror and Sponsor (the “Insider Letter”), including the obligations of Sponsor pursuant to Section 2 therein to not redeem any Acquiror Pre-Transaction Common Stock owned by Sponsor in connection with the transactions contemplated by the Merger Agreement.
(c)During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Article X thereof, Sponsor shall not terminate or modify or amend, in any way adverse to the Company, the Merger or the other transactions contemplated by the Merger Agreement, (i) any Contract between Sponsor, on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, or (ii) any provision of any Commitment Letter, dated on or about January 8, 2021 (as amended on or about January 11 and April 21, 2021), between Sponsor and any institutional investor therein (each, a “Commitment Letter” and each such investor, together with its affiliates, an “Investor”), in each case, without the prior consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).
(d)Sponsor hereby agrees that Sponsor shall waive, and hereby does waive, any and all dissenters’, appraisal or similar rights that may otherwise be available under applicable Law with respect to the transactions contemplated by the Merger Agreement and that it shall not take any action in furtherance of exercising any such rights.

(e)Sponsor hereby agrees that Sponsor shall waive, and hereby does waive, any and all anti-dilution or similar rights (if any) that may otherwise be available under applicable Law or pursuant to any Contract between or among Sponsor and Acquiror or any of Acquiror’s Subsidiaries with respect to the transactions contemplated by the Merger Agreement and that it shall not take any action in furtherance of exercising any such rights.

Section 1.6   No Inconsistent Agreement.  Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of Sponsor’s obligations hereunder.

ARTICLE II

LOCK-UP

Section 2.1   Lock-up.  Subject to Section 2.2, Sponsor and each person that agrees pursuant to Section 2.2 hereof to be bound by this Article II hereby agrees not to Transfer any Lock-up Securities until the end of the Lock-up Period applicable to such Lock-up Securities (the “Lock-up”).

Section 2.2   Permitted Transfers.

(a)Notwithstanding the provisions set forth in Section 2.1, Sponsor and any of its Permitted Transferees may Transfer any Lock-up Securities during the Lock-up Period:
(i)to (A) any Related Holder, (B) any persons who are, or immediately prior to the Effective Time were, officers or directors of Acquiror, or any of their respective Related Holders, (C) any securityholders, members or partners of Sponsor or any of their respective Related Holders, or (D) any entity that is controlled by any combination of any of any of the foregoing; provided, however, that each such transferee must agree in writing for the express benefit of Acquiror and the Company to be bound by this Article II with respect to (and solely with respect to) the Lock-up Securities that are so transferred to such transferee;
(ii)in the case of an individual, (A) by virtue of laws of descent and distribution upon death of such individual, or (B), pursuant to a qualified domestic relations order; provided, however, that each such transferee must agree in writing for the express benefit of Acquiror and the Company to be bound by this Article II with respect to (and solely with respect to) the Lock-up Securities that are so transferred to such transferee;
(iii)in the case of an entity, by virtue of the laws of the jurisdiction of such entity’s organization and its organizational documents upon dissolution of the entity; provided, however, that each such transferee must agree in writing for the express benefit of Acquiror and the Company to be bound by this Article II with respect to (and solely with respect to) the Lock-up Securities that are so transferred to such transferee; or
(iv)in connection with any mortgage, encumbrance or pledge in connection with any indebtedness or the secured party’s exercise or enforcement of rights thereunder, including its foreclosure, sale, pledge, rehypothecation, assignment or other use of such collateral; or
(v)subsequent to the Closing Date, in the event of Acquiror’s liquidation, merger, capital stock exchange or other similar transaction which results in all of Acquiror’s stockholders having the right to exchange their shares of Acquiror Common Stock for cash, securities or other property.
(b)As used herein, the term “Permitted Transferee” means any person or entity to whom Sponsor (or any other Permitted Transferee that is bound hereby) Transfers such Lock-up Securities prior to the expiration of the Lock-up Period pursuant to and in compliance with this Section 2.2.

Section 2.3   Inconsistent Agreements.  The Lock-up in this Article II shall supersede the lock-up provisions contained in Section 4 of the Insider Letter, Section 10 of the Commitment Letters, any subscription agreement referenced in the Insider Letter or any Commitment Letter and any other agreement by and between Acquiror and Sponsor (whether related to shares of Acquiror Common Stock or Acquiror Warrants (or both)), which provisions in Section 4 of the Insider Letter, in Section 10 of the Commitment Letters, in any such subscription agreement referenced therein or in any such other agreement shall be of no further force or effect.

Section 2.4   Lock-up Period.  As used herein, the term “Lock-up Period” means the period beginning on the Closing Date and ending on the earlier of:

(a)the date that is (i) solely with respect to the Restricted Founder Securities (as defined below), the earlier of (A) the date that is 365 days after the Closing Date, or (B) the date on which the last sales price of the Acquiror Class A Common Stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like following the Closing Date) for any 20 trading days (whether or not consecutive) within any 30-trading day period commencing at least 150 days after the Closing Date, or (ii) solely with respect to the Restricted Warrant Securities (as defined below), 30 days after the Closing Date; and
(b)the completion, following the Closing Date, of any liquidation, merger, stock exchange or other similar transaction which results in all holders of Acquiror Common Stock having the right to exchange their Acquiror Common Stock for cash, securities or other property.

Section 2.5   Lock-up Securities.

(a)	As used herein, the term “Lock-up Securities” means and includes any and all of the following:
(i)(A) the 10,350,000 shares of Acquiror Class A Common Stock held by the Sponsor immediately following the Closing into which shares of Acquiror Pre-Transaction Common Stock are reclassified that were originally issued by Acquiror to Sponsor prior to or upon Acquiror’s initial public offering (the “Founder Shares”), and (B) any shares or other securities of Acquiror that in any case are issued in respect of or upon any conversion, exercise or exchange of any Founder Shares (or of any other Lock-up Securities resulting therefrom), including pursuant to the Merger or as a result of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to any such Lock-up Securities (the Founder Shares, together with any and all such resulting securities, the “Restricted Founder Securities”); and
(ii)(A) the Acquiror Private Placement Warrants (including the shares of Acquiror Common Stock issuable upon exercise thereof), and any Acquiror Working Capital Warrants (including the shares of Acquiror Common Stock issuable upon exercise thereof) (together with the Acquiror Private Placement Warrants, the “Acquiror Restricted Warrants”), held by Sponsor immediately following the Closing, and (B) any warrants, shares or other securities of Acquiror that in any case are issued in respect of or upon any conversion, exercise, or exchange of, or that result from the assumption of, any Acquiror Restricted Warrants (or of any other Lock-up Securities resulting therefrom), including pursuant to the Merger or as a result of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to any such Lock-up Securities (the Acquiror Restricted Warrants, together with any and all such resulting securities, the “Restricted Warrant Securities”).
(b)For clarity, shares of Acquiror Common Stock and Acquiror Warrants acquired (i) in the public market (whether prior to or after the Closing), (ii) pursuant to a transaction exempt from registration under the Securities Act, pursuant to a subscription agreement where the issuance of Acquiror Common Stock occurs on or after the Closing, or (iii) issued in connection with the FPA Investment or PIPE Investment, shall not constitute Lock-up Securities.

ARTICLE III

CERTAIN FORFEITURE OF FOUNDER SHARES

Section 3.1   Reserved.

Section 3.2   FPA Related Forfeiture.

(a)Sponsor shall forfeit and transfer to Acquiror, immediately prior to the Effective Time and without payment of further consideration, a number of Founder Shares equal to (i) 187,500 Founder Shares, multiplied by (ii) the percentage obtained by dividing the FPA Investment Amount by $75,000,000.

(b)In addition to the foregoing, to the extent that the FPA Investment Amount is less than $75,000,000, Sponsor shall forfeit and transfer to Acquiror, immediately prior to the Effective Time and without payment of further consideration, a number of Founder Shares equal to (i) 627,910 Founder Shares, multiplied by (ii) the percentage obtained by dividing (A) the amount by which the FPA Investment Amount is less than $75,000,000, by (B) $75,000,000.

Section 3.3   Forfeiture for Failure to Support Transaction.  In the event that, upon the Closing of the Merger, the Investors, in the aggregate, fail to hold at least 9,000,000 public shares of Acquiror Pre-Transaction Common Stock (excluding any shares that are the subject of an Acquiror Share Redemption), Sponsor shall forfeit and transfer to Acquiror, immediately prior to the Effective Time and without payment of further consideration, a number of Founder Shares equal to (i) 1,130,239 Founder Shares, multiplied by (ii) the percentage equal to (x) one hundred percent (100%) minus (y) the percentage obtained by dividing (A) the number of public shares of Acquiror Pre-Transaction Common Stock (excluding any shares that are the subject of an Acquiror Share Redemption) then held by the Investors, in the aggregate, by (B) 9,000,000.

Section 3.4   Effect of Forfeiture.  Any Founder Shares that are forfeited pursuant to the terms of this Article III shall be cancelled by Acquiror and cease to exist prior to the Effective Time. For clarity, no Founder Shares are otherwise subject to vesting or forfeiture in favor of Acquiror for any reason or by any agreement or document, other than as specifically agreed in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1   Representations and Warranties of Sponsor.  Sponsor represents and warrants as of the date hereof to Acquiror and the Company as follows:

(a)Organization; Due Authorization.  Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within Sponsor’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of Sponsor. This Sponsor Agreement has been duly executed and delivered by Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of Sponsor.
(b)Ownership.  Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Founder Shares and all of the Acquiror Private Placement Warrants set forth opposite such Sponsor’s name on Schedule I, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Founder Shares or Acquiror Private Placement Warrants (other than transfer restrictions under the Securities Act)) affecting any such Founder Shares or Acquiror Private Placement Warrants, other than Liens pursuant to (i) this Sponsor Agreement, or (ii) the Acquiror Governing Documents or the governing documents of Sponsor. Such Founder Shares and Acquiror Private Placement Warrants are the only equity securities in Acquiror owned of record or beneficially by Sponsor on the date of this Sponsor Agreement, and none of Sponsor’s Founder Shares or Acquiror Private Placement Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Acquiror Private Placement Warrants, except as provided hereunder. Other than the Acquiror Private Placement Warrants and the Acquiror Working Capital Warrants, Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.
(c)No Conflicts.  The execution and delivery of this Sponsor Agreement by Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the Governing Documents of Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or Sponsor’s Acquiror Pre-Transaction Common Stock or

Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.
(d)Litigation.  There are no Actions pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.
(e)Brokerage Fees.  Except as described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by Sponsor, for which Acquiror or any of its Affiliates may become liable.
(f)Affiliate Arrangements.  Except as set forth on Schedule II attached hereto, neither Sponsor nor, to the knowledge of Sponsor, any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries. Each Commitment Letter between Sponsor and the applicable Investor is, in all substantive respects, in the form previously provided by Sponsor to the Company, and there are no other agreements between Sponsor and any such Investor that modify, amend or terminate any provision thereof in a manner which is materially adverse to the Company, the Merger or the other transactions contemplated by the Merger Agreement.
(g)Acknowledgment.  Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1   Termination.  This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Closing, (b) any termination of the Merger Agreement and (c) the written agreement of Sponsor, Acquiror, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. Notwithstanding the foregoing, ARTICLE III and this ARTICLE V shall survive the termination of this Agreement.

Section 5.2   Governing Law.  This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement), will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 5.3   CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a)THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT

IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 5.8.
(b)WAIVER OF TRIAL BY JURY.  EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.3.

Section 5.4   Assignment.  This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 5.5   Specific Performance.  The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 5.6   Amendment.  This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and Sponsor.

Section 5.7   Severability.  If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 5.8   Notices.  All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

Northern Genesis Acquisition Corp. II

4801 Main Street, Suite 1000

Kansas City, MO 64112

Attn: Ian Robertson

E-mail: Ian.Robertson@northerngenesis.com

with a copy to (which will not constitute notice):

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, MO 64112

Attn: James G. Goettsch and Rebecca Taylor

E-mail: jim.goettsch@huschblackwell.com and

rebecca.taylor@huschblackwell.com

If to the Company:

Embark Trucks Inc.

424 Townsend Street

San Francisco, CA 94107

Attention:Alex Rodrigues

Siddhartha Venkatesan

Email:alex@embarktrucks.com

sid@embarktrucks.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

885 Third Ave

New York, NY 10022

Attention:Justin G. Hamill and Marc A. Granger

Email:justin.hamill@lw.com and marc.granger@lw.com

If to Sponsor:

Northern Genesis Sponsor II LLC

4801 Main Street, Suite 1000

Kansas City, MO 64112

Attn: Ian Robertson

E-mail: Ian.Robertson@northerngenesis.com

with a copy to (which will not constitute notice):

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, MO 64112

Attn: James G. Goettsch and Rebecca Taylor

E-mail: jim.goettsch@huschblackwell.com and

rebecca.taylor@huschblackwell.com

Section 5.9   Counterparts.  This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 5.10   Entire Agreement.  This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, Sponsor, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

NORTHERN GENESIS SPONSOR II LLC

By:
	Name:	Ian Robertson
	Title:	Managing Member

ACQUIROR:

NORTHERN GENESIS ACQUISITION CORP. II

By:
	Name:	Ian Robertson
	Title:	Chief Executive Officer

COMPANY:

EMBARK TRUCKS INC.

By:
	Name:	Alex Rodrigues
	Title:	Chief Executive Officer

Schedule I

Sponsor Acquiror Common Stock and Acquiror Warrants

	Acquiror Common
Sponsor	Stock	Acquiror Warrants
Northern Genesis Sponsor II LLC 4801 Main Street, Suite 1000, Kansas City, MO 64112	10,350,000	6,686,667

Schedule II

Affiliate Agreements

1.	Letter Agreement, dated January 12, 2021, by and between Acquiror and Sponsor
2.	Registration Rights Agreement, dated January 12, 2021, by and among Acquiror, Sponsor and Northern Genesis Capital LLC
3.	Administrative Services Agreement, dated January 12, 2021, by and between Acquiror and Sponsor
4.	Founder Shares Purchase Agreement, dated October 2, 2020, by and between Acquiror and Sponsor
5.	Private Placement Warrant Subscription Agreement, dated January 12, 2021, by and between Acquiror and Sponsor
6.	Personnel Services Agreement, dated April 1, 2021, by and between Acquiror and Sponsor
7.	Working Capital Loan Promissory Note, dated April 1, 2021, by Acquiror in favor of the Sponsor

ANNEX C

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NORTHERN GENESIS ACQUISITION CORP. II

Northern Genesis Acquisition Corp. II, a corporation organized and existing under the laws of the state of Delaware (the “Corporation”), does hereby certify as follows:

1.	The name of the Corporation is “Northern Genesis Acquisition Corp. II”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 25, 2020 (the “Original Certificate”). The name under which the Original Certificate was filed is “Northern Genesis Acquisition Corp. II”.
2.	The Corporation amended and restated the Original Certificate on January 12, 2021 (the “First A&R Certificate”).
3.	This Second Amended and Restated Certificate of Incorporation (this “Second A&R Certificate”), which both restates and amends the provisions of the First A&R Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time.
4.	This Second A&R Certificate shall become effective upon filing with the Secretary of State of the State of Delaware (the “Filing Effective Time” and the date thereof, the “Filing Date”).
5.	This Second A&R Certificate has been adopted in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of June [22], 2021, by and among the Corporation, NGAB Merger Sub Inc. and Embark Trucks Inc. (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”).
6.	This Second A&R Certificate hereby amends and restates the provisions of the First A&R Certificate to read in its entirety as follows:

ARTICLE I

The name of the corporation is Embark Technology, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, State of Delaware, 19805, and the name of the Corporation’s registered agent at such address is Vcorp Services, LLC.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number of shares of capital stock that the Corporation shall have authority to issue is [•], consisting of: (i) [•] shares of Class A common stock, having a par value of $0.0001 per share (the “Class A Common Stock”); (ii) [·] shares of Class B common stock, having a par value of $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”); and (iii) [·] shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).

Immediately upon the Filing Effective Time, each share of common stock, having a par value of $0.0001 per share, that is issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be automatically reclassified and become one validly issued, fully paid and non-assessable share of the Class A Common Stock authorized by this Article IV, without any action by the holder thereof. Each certificate that prior to the Filing Effective Time represented shares of Old Common Stock shall thereafter represent shares of Class A Common Stock equal in number to the number of shares of Old Common Stock previously represented by such certificate; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates (or book-entry shares in lieu of a new certificate or certificates) evidencing and representing shares of Class A Common Stock equal in number to the number of shares of Old Common Stock previously represented by such surrendered certificate or certificates.

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.COMMON STOCK
1.General.   The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time. Except as expressly provided in this Article V, all shares of Common Stock shall, as among each other, have the same rights, preferences and privileges and rank equally, share ratably and be identical in all respects as to all matters, except to the extent such requirement is waived in advance by the written consent or affirmative vote of the holders of shares representing a majority of the voting power of each outstanding class of Common Stock (each voting separately as a class) that is adversely affected, relative to any other outstanding class of Common Stock, by such different treatment.
2.Voting.   Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders generally and shall be entitled to one vote for each share of Class A Common Stock and, prior to conversion thereof into Class A Common Stock, ten votes1 for each share of Class B Common Stock, in each case, held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required in this Certificate of Incorporation or by the DGCL, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with such holders of Common Stock, as a single class with the holders of Preferred Stock).

Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second A&R Certificate, as may be amended and/or restated from time to time (including any Certificate of Designation (as defined below)) (this “Certificate of Incorporation”) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock or other classes of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Except as otherwise required pursuant to this Certificate of Incorporation and subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of each class of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto).

3.	Dividends.
(i)Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.
(ii)Except to the extent waived in advance by the written consent or affirmative vote of the holders of shares representing a majority of the voting power of each outstanding class of Common Stock (each voting separately as a class) that is adversely affected, relative to any other outstanding class of Common Stock, by different treatment: (a) dividends of cash or property may not be declared or paid on any class of Common Stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the other classes of outstanding Common Stock; and (b) in no event will any stock dividend, stock split, reverse stock split, combination of stock, subdivision, exchange, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless a corresponding Stock Adjustment for all other classes of Common Stock at the time outstanding is made in the same proportion and the same manner.
(iii)Stock dividends with respect to each class of Common Stock shall only be paid with shares of stock of the same class of Common Stock.
4.Liquidation.   Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.
5.Merger, Consolidation, Tender or Exchange Offer.   Unless such requirement as to different treatment of such class of Common Stock is waived in advance by the affirmative vote or written consent of holders of shares representing a majority of the voting power of any outstanding class of Common Stock (voting separately as a class) that is adversely affected, relative to any other outstanding class of Common Stock, by such different treatment: (i) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock; and (ii) in the event of (a) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (b) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock; provided that, for the purposes of the foregoing clauses (i) and (ii) and notwithstanding any other provision of this Certificate of Incorporation, in the event any such consideration includes securities, the consideration payable to holders of Class B Common Stock shall be deemed the same form of consideration and at least the same amount of consideration on a per share basis as the holders of Class A Common Stock on a per share basis if the only difference in the per share distribution to the holders of Class B Common Stock is that each share of the securities distributed to such holders has up to ten times the voting power of each share of the securities distributed to the holder of a share of Class A Common Stock, provided that any such securities distributed to a holder of Class B Common Stock remain subject to automatic conversion to an equal number of securities distributed to a holder of Class A Common Stock upon the terms set forth in Article IV, Section A.7 of this Certificate of Incorporation.
6.Transfer Rights.   Subject to applicable law and the transfer restrictions set forth in Article VII of the Bylaws and Article V, Section A.7 of this Certificate of Incorporation, shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

7.Conversion of Class B Common Stock.
(i)Voluntary Conversion.   Each share of Class B Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.
(ii)Automatic Conversion.
(a)Each share of Class B Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock upon a Transfer of such share other than to a Qualified Stockholder.
(b)Each share of Class B Common Stock held by a Founder or by any Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation of such Founder shall automatically, without any further action, convert into one share of Class A Common Stock upon the date that is nine months following the last date on which such Founder provided services to the Corporation or any of its subsidiaries as a member of the senior leadership team, officer or director, whether as a result of death, resignation, removal or otherwise.
(c)Every share of Class B Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock upon the earlier of (x) the date that is nine months following the last date on which both Founders provided services to the Corporation or any of its subsidiaries as a member of the senior leadership team, officer or director, whether as a result of death, resignation, removal or otherwise, and (y) the date as of which the Qualified Stockholders have Transferred, in the aggregate, to one or more persons that are not Qualified Stockholders, more than seventy-five (75%) of the total shares of Class B Common Stock that were held by the Qualified Stockholders immediately following the Effective Time (as defined in the Merger Agreement) (the “Effective Time”).
(iii)Procedures.   The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock into Class A Common Stock and the general administration of this multi-class stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion into Class A Common Stock has not occurred. A determination in good faith by the Board of Directors that a Transfer results or has resulted in a conversion into Class A Common Stock shall be conclusive and binding.
(iv)Effect of Conversion.   Conversion of shares of Class B Common Stock into shares of Class A Common Stock pursuant to this Article V, Section A.7 shall be deemed to have been made immediately upon any Transfer resulting in such conversion, or otherwise at 11:59 pm on the date of such conversion. Upon any conversion of Class B Common Stock into Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s)) representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Article V, Section A.7 shall be retired and may not be reissued. The date on which all outstanding shares of Class B Common Stock have been converted into Class A Common Stock is referred to herein as the “Sunset Date”.
(v)Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
8.	No Further Issuances. Except for a dividend payable in accordance with Article V, Section A.3 or a Stock Adjustment effectuated in accordance with Article V or Section A.3, the Corporation shall not at any time after the Effective Time issue any additional shares of Class B Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class. After the Sunset Date, the Corporation shall not issue any additional shares of Class B Common Stock.
9.Certain Terms.   For purposes of this Article V, Section A, references to:
(i)“Change of Control Issuance” means the issuance by the Corporation, in a transaction or series of related transactions, of voting securities to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision) that immediately prior to such transaction or series of related transactions held fifty percent (50%) or less of the total voting power of the outstanding voting securities of the Corporation (assuming that the Class A Common Stock and Class B Common Stock each entitle the holder thereof to one vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the outstanding voting securities of the Corporation (assuming that the Class A Common Stock and Class B Common Stock each entitle the holder thereof to one vote per share).
(ii)“Change of Control Transaction” means (a) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exclusive license, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (b) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the outstanding voting securities of the Corporation (or such surviving or parent entity) or more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s (or such surviving or parent entity’s) capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis-à-vis each other only) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; (c) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation (or such surviving or parent entity) or more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s (or such surviving or parent entity’s) capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis-à-vis each other only) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; and (d) any Change of Control Issuance.
(iii)“Dispositive Power” means the power to directly or indirectly cause a Transfer of the owner’s shares (including, without limitation, the power to direct a trustee of a Permitted Trust to Transfer such Permitted Trust’s shares).

(iv)“Family Member” means an individual’s spouse, ex-spouse, domestic partner, lineal (including by adoption) descendant or antecedent, brother or sister, or the spouse or domestic partner of any child, adopted child or grandchild (including by adoption) of such individual.
(v)“Founders” means Alex Rodrigues and Brandon Moak and any Permitted Trust (as defined below) of either Person.
(vi)“Permitted Entity” means, with respect to a Qualified Stockholder, (a) a corporation in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains Dispositive Power and Voting Control with respect to the shares of Class B Common Stock held by such corporation; (b) a partnership in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains Dispositive Power and Voting Control with respect to the shares of Class B Common Stock held by such partnership; or (c) a limited liability company in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains Dispositive Power and Voting Control with respect to the shares of Class B Common Stock held by such limited liability company.
(vii)“Permitted Foundation” means, with respect to a Qualified Stockholder, a trust or private non-operating organization that is tax-exempt under Section 501(c)(3) of the Code so long as such Qualified Stockholder has Dispositive Power and Voting Control with respect to the shares of Class B Common Stock held by such trust or organization and the Transfer to such trust does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust or organization) to such Qualified Stockholder.
(viii)“Permitted IRA” means an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code (the “Code”), or a pension, profit sharing, stock bonus or other type of plan or trust of which a Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Qualified Stockholder has Dispositive Power and Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust.
(ix)“Permitted Transfer” means, and is restricted to, any Transfer of a share of Class B Common Stock: (a) by a Qualified Stockholder to any Permitted Trust, Permitted IRA, Permitted Entity, or Permitted Foundation of such Qualified Stockholder; or (b) by a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation of a Qualified Stockholder to such Qualified Stockholder or to any Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation of such Qualified Stockholder.
(x)“Permitted Trust” means, with respect to a Qualified Stockholder, a trust which (a) is held for the benefit of such Qualified Stockholder and/or one or more Family Members of the Qualified Stockholder in which no person other than such Qualified Stockholder and/or one or more Family Members of the Qualified Stockholder is then a beneficiary entitled to distributions of income or principal from such trust, and (b) confers upon the Qualified Stockholder a Dispositive Power and Voting Control with respect to the shares of Class B Common Stock held by such trust.
(xi)“Qualified Stockholder” means (a) a Founder; (b) any Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation of a Founder that becomes a registered holder of one or more shares of Class B Common Stock upon and by virtue of (x) the Effective Time, (y) the exercise, conversion or settlement of a Right (provided that such Right was issued to and at all times held by a holder who would have been a Qualified Stockholder if such Right had been a share and without reference to this clause (y)), or (z) a Permitted Transfer.
(xii)“Rights” means any option, restricted stock unit, warrant, conversion right or contractual right of any kind to acquire (through purchase, conversion or otherwise) shares of the Corporation’s authorized but unissued capital stock (or issued but not outstanding capital stock).

(xiii)“Transfer” means, with respect to a share of Class B Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided that the following shall not be considered a “Transfer”: (a) the granting of a revocable proxy to officers or directors or agents of the Corporation with the approval and at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) (x) solely with stockholders who are holders of Class B Common Stock that (I) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of this Corporation, (II) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time and (III) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner, or (y) pursuant to a written agreement to which the Corporation is a party; (c) in connection with a Change of Control Transaction that has been approved by the Board of Directors, the entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) that has also been approved by the Board of Directors; (d) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder (or Founder) continues to exercise Voting Control over such pledged shares and no such Voting Control is exercised by the Person to whom the shares are pledged (other than a Founder if such Founder is the Person to whom the shares are pledged), provided that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Permitted Transfer” or (e) the fact that, as of the Effective Time or at any time after the Effective Time, the spouse of any holder of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a Transfer of such shares of Class B Common Stock (including a Transfer by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or any other court order).

A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (a) an entity that is a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation or if there occurs a Transfer on a cumulative basis, from and after the Effective Time, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Effective Time, holders of voting securities of any such entity or Parent of such entity, or (b) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the Effective Time, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Effective Time, holders of voting securities of any such entity or Parent of such entity.

(xiv)“Voting Control” means, with the respect to a share of Class B Common Stock, the power (whether directly or indirectly) to vote or direct the voting of an equity interest, interest in a trust or other interest or security by proxy, voting agreement, or otherwise. For this purpose, the Voting Control with respect to shares transferred to and held in a Permitted Trust shall be deemed to be held exclusively by the trustee of such Permitted Trust; provided, however, if there is any individual powerholder who possesses the power to remove and replace the trustee of such Permitted Trust (a) without cause, (b) for any reason, and (c) not less often than once in any twelve (12) month period, then the Voting Control of such Permitted Trust’s shares shall be deemed to be held exclusively by such individual powerholder (and not the trustee of such Permitted Trust).

B.  PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.The directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board.
B.The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the Filing Effective Time; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the Filing Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Filing Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Filing Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office. The Board is authorized to assign members of the Board already in office to their respective class. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation.
C.Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.
D.Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, (i) beginning on the Trigger Date (as defined below) and until the Sunset Date, the Board of Directors or any individual director may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors; and (ii) during any other period, the Board of Directors or any individual director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors. For purposes of this Second A&R Certificate, “Trigger Date” shall mean the date that is the earlier of (a) the second (2nd) anniversary of the Filing Date, or (b) the date that is the first (1st) anniversary of the first date on which the last sales price of the Class A Common Stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like following the Filing

Date) for any twenty (20) trading days (whether or not consecutive) within any 30-trading day period commencing at least one hundred fifty (150) days after the Filing Date.
E.Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled (i) following the Trigger Date and until the Sunset Date, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors, and (ii) during any other period, by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.
F.Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph C of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.
G.In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, without the assent or vote of the stockholders of the Corporation entitled to vote with respect thereto in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation; provided, however, that the provisions of Section 7.12 of the Bylaws adopted pursuant to the Merger Agreement shall not be waived, amended, or repealed prior to the Lock-Up Expiration Date (as defined therein) without the affirmative vote of a majority of the directors then in office (including the NG Representative (as defined in the Merger Agreement)). Notwithstanding anything to the contrary contained in this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote of the stockholders, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation(s) in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require at any time (i) prior to the Trigger Date, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of each class of Common Stock (each voting separately as a class), (ii) after the Trigger Date and until the Sunset Date, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors, and (iii) after the Sunset Date, the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors, voting as a single class.
H.The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A.Beginning on the Trigger Date and until the Sunset Date, any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of stockholders or may, except as otherwise required by applicable law or this Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. During all other periods, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation and, except to the extent expressly provided in this Certificate of Incorporation, shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
B.Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer, in each case, in accordance with the Bylaws. In addition, beginning on the Trigger Date and until the Sunset Date, special meetings of the stockholders of the Corporation may and shall be called for any purpose or purposes by the Secretary of the Corporation upon the request, in writing, of any one or more holders of record that collectively hold, in the aggregate, at least 25% of the voting power of the issued and outstanding shares of stock of the Corporation. Special meetings of the stockholders of the Corporation shall not be called by any person or persons other than as set forth in this Article VII, Section B. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.
C.Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

A.The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL. By operation of Section 203(b)(3) of the DGCL, the restrictions on business combinations (as defined in Section 203(c)(3) of the DGCL) under Section 203 of the DGCL shall continue to apply until the Trigger Date, at which time they shall cease to apply by virtue of the election set forth in the immediately preceding sentence (the “203 Opt-Out Effective Date”). The provisions of Article IX(B)-(D), including the restrictions on business combinations (as defined in Article IX(D)(3) below) set forth in Article IX(B) below, shall not apply before the 203 Opt-Out Effective Date. From and after the 203 Opt-Out Date, the provisions of Article IX(B)-(D) below shall become effective if, and shall continue in effect for so long as, the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act.
B.The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:
(1)prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(2)upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(3)at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds (66 2/3%) of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
C.The restrictions contained in the foregoing Article IX(B) shall not apply if:
(1)a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or
(2)the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article IX(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors and (iii) is approved by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article IX(C)(2).
D.For purposes of this Article IX, references to:
(1)“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
(2)“associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(3)“business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
a.any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article IX is not applicable to the surviving entity;

b.any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
c.any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
d.any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
e.any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(4)“control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(5)“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.
(6)“owner,” including the terms “own,” “owned,” and “ownership” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:
a.beneficially owns such stock, directly or indirectly;
b.has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or
c.has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
(7)“person” means any individual, corporation, partnership, unincorporated association or other entity.
(8)“stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(9)“Stockholder Party” means any Qualified Stockholder of the Corporation.
(10)“Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act ownership of 15% or more of the then outstanding voting stock of the Corporation.
(11)“Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee ownership of 15% or more of the then outstanding voting stock of the Corporation.
(12)“voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all outstanding shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE X

A.Subject to Article X(C), the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
B.Subject to Article X(C), the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
C.Any indemnification under this Article X (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
D.For purposes of any determination under Article X(C), a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Article X(D)shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be.
E.Notwithstanding any contrary determination in the specific case under Article X(C), and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Article X(A) or Article X(B). The basis of such indemnification by the Corporation shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be. Neither a contrary determination in the specific case under Article X(C) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article X shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

F.Expenses (including attorneys’ fees) incurred by a present or former director or officer in appearing at, participating in or defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article X shall be paid by the Corporation upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article X. Such expenses (including attorneys’ fees) incurred by employees and agents of the Corporation or by persons acting at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.
G.The indemnification and advancement of expenses provided by, or granted pursuant to, this Article X shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Article X(A) or Article X(B) shall be made to the fullest extent permitted by law. The provisions of this Article X shall not be deemed to preclude the indemnification of any person who is not specified in Article X(A) or Article X(B) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.
H.The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article X.
I.For purposes of this Article X, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article X with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article X shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article X, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article X.
J.The indemnification and advancement of expenses provided by, or granted pursuant to, this Article X shall, unless otherwise provided when authorized or ratified as provided in this Article X, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
K.Notwithstanding anything contained in this Article X to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Article X, Section E), the Corporation shall not be obligated to indemnify any present or former director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of the Corporation.
L.The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation and to persons serving at the request of the Corporation as directors, officers, employees and agents of another corporation, partnership, joint venture, trust or other enterprise similar to those conferred in this Article X to directors and officers of the Corporation.
M.Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Article X(M) shall only apply to Covered Persons in their capacity as Covered Persons.
N.Any repeal or amendment of this Article X by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article X, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

ARTICLE XI

A.Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate of Incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court, or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Notwithstanding the foregoing, the provisions of this Article XI(A) shall not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.
B.Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
C.Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

ARTICLE XII

A.In recognition and anticipation that (a) certain directors, principals, officers, employees and/or other representatives of an Exempted Person (as defined below) and its Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (b) an Exempted Person and its Affiliates, including (i) any portfolio company in which it or any of its investment fund Affiliates have made a debt or equity investment (and vice versa) or (ii) any of its limited partners, non-managing members or other similar direct or indirect investors may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (c) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates, including (i) any portfolio company in which they or any of their respective investment fund Affiliates have made a debt or equity investment (and vice versa) or (ii) any of their respective limited partners, non-managing members or other similar direct or indirect investors may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any Exempted Person, Non-Employee Director or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.
B.Neither (i) any Exempted Person nor (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (other than the Corporation, any of its subsidiaries or their respective officers or employees) (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any fiduciary duty to refrain from directly or indirectly (A) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which the Corporation or any of its subsidiaries now engages or proposes to engage or (B) competing with the Corporation or any of its Affiliates or subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person (other than the Corporation or any of its subsidiaries), and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted from time to time by the laws of the State of Delaware, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section C of Article XII. Subject to Section C of Article XII, in the event that any Identified Person acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for itself, herself or himself, or any of its or his or her Affiliates, and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or present such transaction or matter to the Corporation or any of its subsidiaries, as the case may be and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any subsidiary of the Corporation for breach of any duty (fiduciary, contractual or otherwise) as a stockholder or director of the Corporation by reason of the fact that such Identified Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to the Corporation or any of its subsidiaries (or its Affiliates).
C.The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section B of this Article XII shall not apply to any such corporate opportunity.
D.In addition to and notwithstanding the foregoing provisions of this Article XII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (a) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (b) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (c) is one in which the Corporation has no interest or reasonable expectancy.

E.For purposes of this Article XII, (i) “Affiliate” means (a) in respect of an Exempted Person, any Person that, directly or indirectly, is controlled by such Exempted Person, controls such Exempted Person or is under common control with such Exempted Person and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Exempted Person” means [•] and its Affiliates; and (iii) “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.
F.To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XII.

ARTICLE XIII

A.Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the provisions of Article V through this Article XIII of this Certificate of Incorporation may not be amended, altered, repealed or rescinded, in whole or in part, and no provision inconsistent therewith or herewith may be adopted, without (i) prior to the Trigger Date, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of each class of Common Stock (each voting separately as a class), and (ii) on or after the Trigger Date, the affirmative vote of the holders of at least two-thirds (66 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class; provided, however, that, in addition to any other vote required by law or this Certificate of Incorporation, any amendment to this Certificate of Incorporation that (x) increases the voting power of the Class B Common Stock pursuant to Article V, Section A.2 or (y) alters or changes Article V, Section A.7 in a manner that adversely affects the holders of Class A Common Stock shall not be approved, in each case, without the affirmative vote of the holders of at least a majority of the total voting power of all then-outstanding shares of Class A Common Stock of the Corporation entitled to vote thereon, voting as a separate class.
B.If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

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IN WITNESS WHEREOF, the Corporation has caused this Second A&R Certificate to be executed by its duly authorized officer as this             day of                  , 2021.

Northern Genesis Acquisition Corp. II

By:
Name:
Title:

ANNEX D
Final Form

Amended and Restated Bylaws

of

Embark Technology, Inc.

(a Delaware corporation)

D-i

D-ii

Amended and Restated Bylaws

of

Embark Technology, Inc.

Article I — Corporate Offices

1.1	Registered Office.

The address of the registered office of Embark Technology, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2	Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II — Meetings of Stockholders

2.1	Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2	Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3	Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4	Notice of Business to be Brought before a Meeting.

(i)At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii)Without qualification, for business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.4(i)(iii), the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the Effective Time (as defined in the Corporation’s Certification of Incorporation), the date of the preceding year’s annual meeting shall be deemed to be [·], 2021); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(iii)To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a)As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);
(b)As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal, (7) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the Proposing Persons, (8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any Proposing Person is a party, the intent or effect of which may be (i) to transfer to or from any Proposing Person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any Proposing Person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any Proposing Person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation and (9) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (9) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and
(c)As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv)A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v)Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The Board or chairperson of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.4, if the Proposing Person (or a qualified representative of the Proposing Person) does not appear at the annual meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.
(vi)This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notwithstanding anything to the contrary contained in this Section 2.4, beginning on the Trigger Date (as defined in the Corporation’s Certification of Incorporation) and until the Sunset Date (as defined in the Corporation’s Certification of Incorporation), any holder of record of at least 25% in voting power of the outstanding capital stock of the Corporation entitled to vote in an election of directors generally shall not be subject to the notice procedures set forth in the foregoing provisions of this Section 2.4 and may bring any business before an annual meeting of stockholders in person at the annual meeting, without prior notice.
(vii)For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5Notice of Nominations for Election to the Board of Directors.

(i)Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors, the foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.
(ii)Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.
(iii)Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (1) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (2) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.
(iv)In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
(v)In no event may a Nominating Person provide notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) (x) in the case of an annual meeting, the conclusion of the time period for Timely Notice or (y) in the case of a special meeting, the conclusion of the time period for Timely Notice as set forth in Section 2.5(iii), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.
(vi)	To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:
(a)As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));
(b)As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and
(c)As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(vii)A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
(viii)In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding anything to the contrary contained in this Section 2.5, beginning on the Trigger Date and until the Sunset Date, any holder of record of at least 25% in voting power of the outstanding capital stock of the Corporation entitled to vote in an election of directors generally shall not be subject to the notice procedures set forth in the foregoing notice and nomination provisions of this Section 2.5 and Section 2.6 and may nominate any person for election at an annual meeting or at a special meeting in person at the annual or special meeting, without prior notice.

2.6Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i)To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.
(ii)The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines, the Exchange Act and applicable stock exchange rules.
(iii)A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(iv)No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The Board or chairperson of the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect. Notwithstanding the foregoing provisions of Section 2.5, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.
(v)Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10Conduct of Business.

The chairperson of each annual and special meeting shall be the Chairperson of the Board or, in the absence (or inability or refusal to act) of the Chairperson of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairperson of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of the meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of the chairperson of the meeting, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairperson of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the chairperson of the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such chairperson should so determine, such chairperson shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairperson of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.11Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation and subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action without a meeting is fixed by the Board, (i) when no prior action of the Board is required by the DGCL, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by the DGCL, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13Proxies.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law in any manner provided under Section 212(c) of the DGCL or as otherwise provided under applicable law and filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i)determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii)count all votes or ballots;
(iii)count and tabulate all votes;
(iv)determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v)certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III — Directors

3.1Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2Number of Directors.

Subject to the Certificate of Incorporation or any certificate of designation with respect to any series of Preferred Stock, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. Except as otherwise provided in the Certificate of Incorporation, no reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3Election, Qualification and Term of Office of Directors.

Directors shall be elected by stockholders at their annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting), and the term of each director shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, except as otherwise provided by applicable law, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled (i) beginning on the Trigger Date and until the Sunset Date, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors, or (ii) at any other time, only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

3.5Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be held within or outside the State of Delaware and called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i)delivered personally by hand, by courier or by telephone;
(ii)sent by United States first-class mail, postage prepaid;
(iii)sent by facsimile or electronic mail; or
(iv)sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV — Committees

4.1Committees of Directors.

The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)Section 3.5 (place of meetings; meetings by telephone);
(ii)Section 3.6 (regular meetings);
(iii)Section 3.7 (special meetings; notice);
(iv)Section 3.9 (board action without a meeting); and
(v)Section 7.14 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members.

4.3Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V — Officers

5.1Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI — Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII — General Matters

7.1Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2Stock Certificates.

The shares of the Corporation shall be uncertificated, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be certificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

7.3Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may, in addition to any other requirements as may be imposed by the Corporation, require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10Transfer of Stock.

Subject to the restrictions set forth in Section 7.12, shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12Lock-Up.

(i)Subject to Section 7.12(ii), the holders (the “Lock-up Holders”) of the Class A common stock and the Class B common stock of the Corporation issued (a) pursuant to the merger of NGAB Merger Sub Inc., a Delaware corporation (“Merger Sub”), with and into Embark Trucks Inc., a Delaware corporation (“Embark”), with Embark the surviving corporation (the “Merger”), as consideration for common stock or other securities of Embark outstanding immediately prior to the closing of the Merger or (b) to directors, officers and employees of the Corporation upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Merger in respect of awards of Embark outstanding immediately prior to the closing of the Merger (excluding, for the avoidance of doubt, the Acquiror Warrants (as defined in the Agreement and Plan of Merger, dated as of June 22, 2021, by and among Northern Genesis Acquisition Corp. II, a Delaware corporation, Merger Sub and Embark (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”))) (such shares referred to in this Section 7.12(i)(b), the “Embark Equity Award Shares”), may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).
(ii)Notwithstanding the provisions set forth in Section 7.12(i), the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) any Related Holder of such Lock-up Holder, (ii) any of the Corporation’s officers or directors or any of their respective Related Holders, or (iii) any other Lock-up Holder or any of their respective Related Holders; (b) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (c) in the case of an individual, pursuant to a qualified domestic relations order; (d) in connection with any mortgage, encumbrance or pledge in connection with any indebtedness or the secured party’s exercise or enforcement of rights thereunder, including its foreclosure, sale, pledge, rehypothecation, assignment or other use of such collateral; (f) to the Corporation; (g) to Qualified Stockholders (as defined in the Certificate of Incorporation) in the case of shares of Class B common stock, or (h) subsequent to the closing date of the Merger, in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of common stock for cash, securities or other property; provided, however, that the Lock-up Shares acquired by any transferee pursuant to the foregoing clauses (a), (b), (c) or (g) shall remain subject to the restrictions set forth in Section 7.12(i) and the other provisions of this Section 7.12 following transfer to such transferee.
(iii)Notwithstanding the provisions set forth in Section 7.12(i), if (A) at least 120 days have elapsed since the closing date of the Merger and (B) the Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (such period, the “Specified Period”), the Lock-up Period shall end 10 Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Corporation shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout-Related Release shall not occur unless the Corporation shall have publicly released its earnings results for the quarterly period during which the Closing occurred. For the avoidance of doubt, in no event shall the Lock-Up Period end earlier than 120 days after the Closing Date pursuant to the Blackout-Related Release.
(iv)Notwithstanding the provisions set forth in Section 7.12(i) or Section 7.12(iii), if the last reported sale price of the common stock on the exchange on which the common stock is listed (the “Closing Price”) equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) (the “Threshold Price”) for 20 out of any 30 consecutive Trading Days commencing at least 30 days after the Closing Date, including the last day of such 30 Trading Day period (any such 30 Trading Day period during which such condition is satisfied, the “Measurement Period”), then 50% of the Lock-up Holder’s Lock-Up Shares (with such 50% being calculated inclusive of all outstanding shares and equity awards, determined as if, with respect to any Embark Equity Award Shares that can be net settled, such Embark Equity Award Shares are cash settled, and rounded down to the nearest whole share) that are subject to the Lock-Up Period, which percentage shall be calculated based on the number of Lock-Up Shares subject to the Lock-Up Period as of the last day of the Measurement Period, will be automatically released from such restrictions (an “Early Lock-Up Expiration”) immediately prior to the opening of trading on the exchange on which the common stock is listed on the second Trading Day following the end of the Measurement Period (an “Early Lock-Up Expiration Date”); provided that if the Threshold Price equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 Trading Days during any Measurement Period, then an additional 50% of the Lock-up Holder’s Lock-Up Shares (as calculated above) will be automatically released from such restrictions pursuant to the terms set forth above.
(v)Notwithstanding the provisions of Section 7.12(i) or Section 7.12(iv), if, at the time of any the Lock-Up Expiration Date or any Early Lock-Up Expiration Date, the Corporation is in a Blackout Period, the actual date of the Lock-Up Expiration Date or such Early Lock-Up Expiration shall be delayed (the “Lock-Up Expiration Extension”) until immediately prior to the opening of trading on the second Trading Day (the “Extension Expiration Date”) following the first date (such first date, the “Extension Expiration Measurement Date”) that (i) the Corporation is no longer in a Blackout Period under its insider trading policy and (ii) the Closing Price on the Extension Expiration Measurement Date is at least greater than the Threshold Price; provided, further, that, in the case of any of an Early Lock-Up Expiration or any Lock-Up Expiration Extension, the Corporation shall announce through a major news service, or on a Form 8-K, the Early Lock-Up Expiration and the Early Lock-Up Expiration Date, or the Lock-Up Expiration Extension and the Extension Expiration Date, as the case may be, at least one full Trading Day prior to the opening of trading on the Early Lock-Up Expiration Date or the Extension Expiration Date, as applicable. For the avoidance of doubt, in the event that this Section 7.12(v) conflicts with the foregoing provisions, the Lock-Up Holders will be entitled to the earliest release date for the maximum number of Lock-Up Shares available.
(vi)Notwithstanding the other provisions of these bylaws, the provisions of this Section 7.12 shall not be waived, amended, or repealed prior to the Lock-Up Expiration Date without the affirmative vote of a majority of the directors then in office (including the NG Representative (as defined in the Merger Agreement)).
(vii)For purposes of this Section 7.12:

(a)the term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in the Corporation’s securities would not be permitted under the Corporation’s insider trading policy;
(b)the term “Lock-Up Expiration Date” means the date that is 180 days after (and excluding) the closing date (the “Closing Date”) of the Merger, subject to any Early Lock-Up Expiration Date and/or Lock-Up Expiration Extension;
(c)the term “Lock-up Period” means the period beginning on the Closing Date and ending at 8:00 am Eastern Time on the Lock-Up Expiration Date;
(d)the term “Lock-up Shares” means (x) the shares of Class A common stock and Class B common stock held by the Lock-up Holders immediately following the closing of the Merger (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the Merger) and the Embark Equity Award Shares; provided, that, for clarity, shares of Class A common stock issued in connection with the FPA Investment or PIPE Investment (each as defined in the Merger Agreement) shall not constitute Lock-up Shares; and (y) any securities of the Corporation that are issued in respect of or upon any conversion, exercise, or exchange of, any Lock-Up Shares, including as a result of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change;
(e)the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, (x) any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7.12(ii), or (y) solely with respect to shares of Class B common stock, any Qualified Stockholder (as such term is defined in the Certificate of Incorporation in effect as of immediately following the closing of the Merger);
(f)the term “Related Holder” means (i) in the case of a holder that is an entity, any securityholder, partner, member or affiliate (as defined below) of such holder; and (ii) in the case of a holder that is a natural person, (A) any member of such holder’s immediate family, (B) any trust, the beneficiaries of which are such holder, one or more members of such holder’s immediate family, and/or any charitable organization, or the assets of which are deemed for federal income tax purposes to be owned by such holder and/or one or more members of such holder’s immediate family, or (C) any entity that is directly or indirectly controlled by the holder and/or any combination of any of the foregoing; and for purposes of the foregoing, (x) “immediate family” of a specified person means his or her spouse or domestic partner, any parent of such specified person or of his or her spouse or domestic partner, or any lineal descendant of any of the foregoing (including by adoption), (y) “affiliate” of a specified person or entity means any other person or entity that directly, or indirectly through one or more other affiliates, controls or is controlled by, or is under common control with, the specified person or entity, and (z) “control” means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, and, in the case of a fund, includes the power to direct or cause the direction of the investment decisions of such fund, whether through authority as the manager, investment manager, general partner, or otherwise;
(g)the term “Trading Day” is a day on which the Nasdaq Stock Market (or if not listed thereon, any national securities exchange on which the shares of Class A common stock and Class B common stock are then listed) is open for the buying and selling of securities; and
(h)the term “Transfer” means (i) to sell, assign, offer to sell, contract or agree to sell, grant any option to purchase or otherwise dispose of or agree to dispose of legal title to, or file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) with respect to, any security, which transaction, offer, contract, or agreement provides for settlement or transfer prior to the date on which the Merger Agreement terminates, or (ii) publicly announce any intention to effect any transaction specified in clause (i) other than any public filings required by applicable Law (as defined in the Merger Agreement), other than, with respect to shares of Class B common stock, any Permitted Transfer (as such term is defined in the Certificate of Incorporation in effect as of immediately following the closing of the Merger).

7.13Registered Stockholders.

The Corporation:

(i)shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii)shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.14Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII — Notice

8.1Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX —Indemnification

9.1Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by the Corporation shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6Expenses Payable in Advance.

Expenses (including attorneys’ fees) incurred by a present or former director or officer in appearing at, participating in or defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article IX shall be paid by the Corporation upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by employees and agents of the Corporation or by persons acting at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.7Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

9.9Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified as provided in this Article IX, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any present or former director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of the Corporation.

9.12Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation and to persons serving at the request of the Corporation as directors, officers, employees and agents of another corporation, partnership, joint venture, trust or other enterprise similar to those conferred in this Article IX to directors and officers of the Corporation.

9.13Primacy of Indemnification.

Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

9.14Amendments.

Any repeal or amendment of this Article IX by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these bylaws inconsistent with this Article IX, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Article X — Amendments

Except as otherwise expressly provided herein, the Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law (including any Certificate of Designation(s) in respect of one or more series of Preferred Stock), at any time (i) prior to the Trigger Date, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of each class of Common Stock (each voting separately as a class), (ii) after the Trigger Date and until the Sunset Date, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors, and (iii) after the Sunset Date, the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI — Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, the Embark Technology Charter limits the liability of Embark Technology’s directors to the fullest extent permitted by the DGCL, and the Embark Technology Bylaws will indemnify them to the fullest extent permitted by such law. NGA has entered into and expects to continue to enter into agreements to indemnify Embark Technology’s directors, executive officers and other employees as determined by Embark Technology’s board of directors. Under the terms of such indemnification agreements, NGA is required to indemnify each of its directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was NGA’s director or officer or was serving at NGA’s request in an official capacity for another entity. NGA must indemnify its officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require NGA, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by NGA. Any claims for indemnification by NGA’s directors and officers may reduce NGA’s available funds to satisfy successful third-party claims against NGA and may reduce the amount of money available to NGA.

Item 21.  Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1**+

Agreement and Plan of Merger, dated as of June 22, 2021, by and among Northern Genesis Acquisition Corp. II, NGAB Merger Sub Inc., and Embark Trucks Inc. (included as Annex A to the proxy statement/prospectus).

3.1**

Amended and Restated Certificate of Incorporation of Northern Genesis Acquisition Corp. II (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on January 19, 2021).

3.2**

Bylaws of Northern Genesis Acquisition Corp. II (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-251639) of Northern Genesis Acquisition Corp. II filed on January 4, 2021).

3.3**	Form of Certificate of Incorporation of Embark Technology, Inc., to become effective upon Business Combination (included as Annex C to the proxy statement/ prospectus).
3.4**	Form of Bylaws of Embark Technology, Inc., to become effective upon Business Combination (included as Annex D to the proxy statement/prospectus).
4.1**

Specimen Unit Certificate of Northern Genesis Acquisition Corp. II (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-251639) of Northern Genesis Acquisition Corp. II filed on January 4, 2021).

4.2**

Specimen Class A Common Stock Certificate of Northern Genesis Acquisition Corp. II (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-251639) of Northern Genesis Acquisition Corp. II filed on January 4, 2021).

4.3**

Specimen Warrant Certificate of Northern Genesis Acquisition Corp. II (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-251639) of Northern Genesis Acquisition Corp. II filed on January 4, 2021).

4.4**

Warrant Agreement, dated January 12, 2021, between Northern Genesis Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on January 19, 2021).

4.5*	Specimen Warrant Certificate of Embark Technology, Inc.
4.6*	Specimen Common Stock Certificate of Embark Technology, Inc.
5.1*	Opinion of Husch Blackwell LLP.
8.1	Opinion of Husch Blackwell LLP.
10.1**

Sponsor Support Agreement, dated June 22, 2021, by and among Northern Genesis Sponsor II LLC, Northern Genesis Acquisition Corp. II, each officer and director of Northern Genesis Acquisition Corp. II and Embark Trucks Inc. (included as Annex B to the proxy statement/prospectus).

10.2**

Company Holders Support Agreement, dated June 22, 2021, by and among Northern Genesis Acquisition Corp. II, Embark Trucks Inc. and certain stockholders of Embark Trucks Inc. (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on June 23, 2021).

10.3**

Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on June 23, 2021).

10.4**	Form of Registration Rights Agreement, by and among Embark Technology, Inc., Northern Genesis Sponsor II LLC, and certain former stockholders of Embark Trucks Inc.
10.5**

Form of Letter Agreement from Northern Genesis II LLC and Northern Genesis Acquisition Corp. II’s officers, directors and director nominees (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-251639) of Northern Genesis Acquisition Corp. II filed on January 4, 2021).

Exhibit Number	Description

10.6**

Investment Management Trust Agreement, dated January 12, 2021, between Northern Genesis Acquisition Corp. II and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on January 19, 2021).

10.7**

Administrative Services Agreement, dated January 12, 2021, between Northern Genesis Acquisition Corp. II and Northern Genesis Sponsor II LLC (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on January 19, 2021).

10.8**

Private Placement Warrant Subscription Agreement, dated January 12, 2021, between Northern Genesis Acquisition Corp. II and Northern Genesis Sponsor II LLC (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on January 19, 2021).

10.9**

Form of Indemnification Agreement with Executive Officers and Directors of Northern Genesis Acquisition Corp. II dated January 12, 2021 (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on January 19, 2021).

10.10**

Amended and Restated Forward Purchase Agreement, dated April 21, 2021, between Northern Genesis Acquisition Corp. II and Northern Genesis Capital LLC (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on April 27, 2021).

10.11**

Form of Forward Purchase Agreement, dated as of April 21, 2021, between Northern Genesis Acquisition Corp. II and certain additional investors (incorporated by reference to the Current Report on Form 8-K of Northern Genesis Acquisition Corp. II filed on April 27, 2021).

10.12**

Founder Shares Purchase Agreement, dated October 2, 2020, between Northern Genesis Acquisition Corp. II and Northern Genesis Sponsor II LLC (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-251639) of Northern Genesis Acquisition Corp. II filed on January 4, 2021).

10.13**	Form of Notice of Stock Option Grant and Embark Trucks Inc. 2016 Stock Option Agreement.
10.14**	Form of Notice of Restricted Stock Unit Grant Award and Embark Trucks Inc. 2016 Stock Plan.
10.15**	Embark Trucks Inc. Amended and Restated 2016 Stock Plan.
10.16*	Form of Embark Technology, Inc. 2021 Incentive Award Plan (included as Annex E to the proxy statement/prospectus).
10.17*	Form of Embark Technology, Inc. 2021 Employee Stock Purchase Plan (included as Annex F to the proxy statement/prospectus).
10.18**	Offer Letter Agreement, dated as of May 9, 2018, by and between Embark Trucks Inc. and Alex Rodrigues.
10.19**	Offer Letter Agreement, dated as of May 9, 2018, by and between Embark Trucks Inc. and Brandon Moak.
10.20**	Offer Letter Agreement, dated as of May 9, 2018, by and between Embark Trucks Inc. and Mike Reid.
23.1	Consent of Marcum LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3*	Consent of Husch Blackwell LLP (included as part of Exhibits 5.1 and 8.1).
24.1**	Power of Attorney (included on the signature page of this Registration Statement).
99.1*	Form of Proxy Card for the Registrant’s Special Meeting.
99.2**	Consent of Alex Rodrigues to be named as a director.
99.3**	Consent of Brandon Moak to be named as a director.
99.4**	Consent of Elaine Chao to be named as a director.
99.5**	Consent of Pat Grady to be named as a director.
*	To be filed by amendment.
**	Previously Filed.
+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22.  Undertakings

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)

That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(11)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on August 30, 2021.

NORTHERN GENESIS ACQUISITION CORP. II

By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the dates indicated:

	Signature	Title	Date

	/s/ Ian Robertson	Chief Executive Officer and Director	August 30, 2021
	Ian Robertson	(Principal Executive Officer)

	/s/ Ken Manget	Chief Financial Officer	August 30, 2021
	Ken Manget	(Principal Financial and Accounting Officer)

	*	Director and Chair	August 30, 2021
Christopher Jarratt

	*	Director	August 30, 2021
Paul Dalglish

	*	Director	August 30, 2021
Robert Schaefer

	*	Director	August 30, 2021
Brad Sparkes

*By:	/s/ Ian Roberston
Ian Robertson
Attorney-in-fact